03045646

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME National Bank of Canada

*CURRENT ADDRESS National Bank Tower
600 de la Gauchetière West 4th Floor
Montreal, Quebec

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 3764

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☒

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☐

SUPPL (OTHER) ☒

OICF/BY: MM

DAT : 1/12/04









NATIONAL BANK OF CANADA







2002 SOCIAL RESPONSIBILITY REPORT

Table of Contents

Subsidiaries of National Bank of Canada*

- Altamira Financial Services Inc.
- Altamira Management Ltd.
- Altamira Securities
- Fivex Corporation
- Maple Financial Group Inc.
- Natcan Investment Management Inc.
  - Gestion de placements Valorem inc.
  - Le Fonds d'investissement RÉA inc.
- Natcan Trust Company
- National Bank Discount Brokerage Inc.
- National Bank Financial Inc.
  - First Structured Notes Corporation
  - National Bank Financial Ltd.
    - NBF Financial Services Inc.
    - NBF Financial Services Ltd.
  - NBC International (USA) Inc.
  - NBCN Clearing Inc.
    - Correspondent Network Partnership
    - NBCN
  - NBF Securities (USA) Corp.
  - Opus 2 Financial Inc.
    - Opus 2 Securities Inc.
- National Bank Financial Planning Inc.
- National Bank Financial Services (Investments) Inc.
- National Bank Life Insurance, Insurance Company
  - National Bank Financial Services Inc.
- National Bank Securities Inc.
  - National Bank Funds Corporation
- National Bank Trust Inc.
- NBC Financial Services Inc.
- Renvest Capital Corporation

*This list represents the subsidiaries of National Bank of Canada covered under the Public Accountability Statements Regulations adopted on March 21, 2002.

This 2002 Social Responsibility Report is published by the Public Relations Department of National Bank of Canada pursuant to the Public Accountability Statements Regulations adopted on March 21, 2002 and as directed by the Financial Consumer Agency of Canada.

This report is available from any branch of the National Bank, or by calling (514) 394-5555 or 1-888-4-TELNAT. It may also be consulted in its entirety on the Bank's website at www.nbc.ca/socialresponsibility.

Disponible également en français.

Legal deposit
Bibliothèque nationale du Québec
1st quarter 2003

Printed in Canada

ISBN 2-921835-29-0

Graphic design: Bleu Blanc Rouge Design

Printing: Quebecor World Graphique-Couleur

Listening to our community

The *Banque Nationale* was founded almost 150 years ago to serve the business community in Quebec City. Over the years, it has evolved and developed, expanding even beyond Canada's borders, but it has always remained true to its original purpose of meeting the needs of the communities it serves.

Support for education, health, the arts, youth, the elderly, the disadvantaged, access to credit, advisory services for individuals as well as small and medium-sized enterprises, the creation of new products and services in response to the needs of the different client groups, environmental responsibility – these are all evidence of the importance we assign to listening and being responsive to the various communities where we are present.

The National Bank works hard to provide quality service to individuals, whose needs are constantly changing. At a time when the population is aging, often both parents are working, single-parent families are numerous and work schedules are irregular, we have responded to these constraints by offering products that ensure financial security, constantly improving the quality of service in branches, extending our business hours and using information technologies. In our use of technology, however, we never lose sight of the fact that our customers at the other end of the line, or online, have many diverse needs and constraints, and that they expect personalized service.

As well, in order to meet the specific needs of small, medium-sized and large companies, we have developed diversified skills to help them to grow in an ever-changing financial and technological environment.

The Bank also recognizes its responsibilities to specific segments of the population, particularly persons with disabilities, not only by adapting its premises and services to accommodate their needs but also by partnering with numerous organizations, by way of donations, sponsorships and, especially, through the personal commitment of its officers and employees.

Our personnel are our most valuable asset and we care about their needs. We invest in our employees by helping them to strike a balance between their work and family responsibilities, upgrade their skills and further their knowledge, by improving their working environment, and by recognizing and rewarding their achievements. I believe this is the best way to thank our thousands of employees and, at the same time, help them to give superior service to our customers.

In addition to our commitment to our shareholders – people like you and me who have placed their trust in the National Bank to ensure their financial security – we are also committed to our customers and our communities. I am proud of the efforts our employees have made to honour these commitments. It is they who, over the years, have contributed to forming this exemplary symbiotic relationship that exists between the National Bank, its shareholders, its customers and its milieu.

Réal Raymond
President and Chief Executive Officer



A tradition of community involvement

We believe it is our duty to help improve the quality of life in the communities where we are present and to actively participate in their social development. That is why, each year, we support numerous non-profit organizations in areas such as health care, education, culture and community assistance. We also encourage our employees to become involved in their communities and we recognize their efforts in this regard.

Through donations, sponsorships, fundraising campaigns in the branches and events organized for the benefit of community charities, the National Bank and its subsidiaries contributed nearly $10 million in 2002 to hundreds of organizations across Canada, thereby enhancing the quality of life of thousands of people.

Each year, we receive some 3,500 donation requests and, in 2002, we awarded $4.7 million in donations. We also teamed up with organizations through sponsorships and invested almost $2 million in these partnerships. The many fundraisers held in our branches enabled us to collect and redistribute over half a million dollars. In addition, events organized by our branches and subsidiaries - golf tournaments, fund-raising dinners - netted $2.5 million, which was donated to local community organizations.

A great many of our employees volunteer with community organizations or associations on their own behalf or on behalf of the Bank. In order to encourage their generosity and underscore the importance we attach to their social involvement, for the past six years, we have awarded the title of Volunteer of the Year to employees who have particularly distinguished themselves for their work with an organization in their community.

This year, the prize was renamed the André Bérard Volunteer Award, in recognition of the outstanding community involvement that has long been the hallmark of the Chairman of the Board of the National Bank.

Education–a priority

Supporting education is of paramount importance to us. Each year, almost 20% of all our donations go to supporting education, mainly colleges and universities.

In 2002, for example, the National Bank and its subsidiary National Bank Financial contributed $1,750,000, payable over 10 years, to the *Université de Montréal*'s World of Projects fundraising campaign aimed at giving Quebec a world-class French-speaking university complex. This contribution led to the creation of the National Bank Scholarship Fund which each year awards up to 20 scholarships of $1,000, $3,000 or $5,000 to students of the *Université de Montréal*, the *École des Hautes Études Commerciales* and the *École Polytechnique de Montréal*.

This past year, the President and Chief Executive Officer of the Bank, Réal Raymond, also agreed to chair the *Université du Québec à Montréal*'s fundraising campaign until 2007.

Our donations are distributed among all the communities in which we operate. In 1995, for instance, we pledged $300,000 over 10 years to the *Université de Moncton*, in New Brunswick, for the establishment of a cooperative MBA program.

Helping Olympic hopefuls

We also support talented young athletes and encourage them to pursue their sport with dedication, determination and hard work. In 1993, we created the National Bank Bursary Program to encourage young athletes towards their goal of competing in the Olympics. To date, a total of $350,000 has been awarded to 260 athletes. These bursaries have helped athletes like Marc Gagnon, Caroline Brunet and Nicolas Fontaine to advance in their respective disciplines. This year, we marked the 10th anniversary of this Program by announcing a further investment of $300,000 over three years to ensure its continuation until 2005.



Sophie Simard of Quebec City, a recipient of a National Bank Bursary, training for the Olympics.

"Thanks to the support of prominent partners like the National Bank, the *Université de Montréal*, the *École des Hautes Études Commerciales* and the *École Polytechnique* today form the leading centre for higher education and research in Quebec and the second largest in Canada. The *A World of Projects* campaign has given Quebec a tool essential for its development in the knowledge-based economy."

Robert Lacroix, Rector, *Université de Montréal*

Job opportunities

In 1989, the Bank set up a Bursary and Summer Employment Program to help college and university level students with a physical or sensory disability finance their studies and acquire relevant work experience at the Bank. Since the Program was created, participants have received over $60,000 in bursaries and gained more than 18,000 hours of work experience. Furthermore, many of these students have found permanent positions at the Bank following their participation in the Program.

Promoting the arts

The importance we place on the arts is immediately apparent to visitors of the Bank's Head Office and branches since we pride ourselves on displaying our collection of more than 5,500 original works of art, which reflects the history of Quebec and its artistic life. This exceptional collection, begun over a hundred years ago, is enriched each year by some 100 new prints and paintings by Quebec artists and attests to the active role played by the Bank in preserving and promoting the arts in Canada. New acquisitions are selected by our curator who is also responsible for managing and conserving the collection.

Our commitment to the visual arts is also reflected in our support of several other institutions, including the Foundation of the Montreal Museum of Fine Arts, to which we donated $500,000 over 10 years, and the *Musée d'art contemporain de Montréal*, which, as of this year, will receive $125,000 over five years.

The performing arts

Our support for the art world is not limited to the visual arts. We also provide substantial support to several major performing arts institutions.

For instance, the Bank pledged $75,000 over three years to the *Théâtre du Nouveau Monde* on the occasion of its 50th anniversary. These funds will be used to foster new talent in the theatre world, promote Canadian culture abroad and increase the number of spectators of all ages.

Moreover, our contribution to the *Fondation Wilfrid-Pelletier* has provided bursaries for five graduate or postgraduate students enrolled in music schools affiliated with the *Conservatoire de musique et d'art dramatique du Québec* in Rimouski, Saguenay, Trois-Rivières, Gatineau and Val-d'Or.

Supporting and promoting health care

The Bank's network of branches is regularly involved in a wide range of charitable fundraising campaigns, particularly in the area of health care, which benefit, among others, two annual Quebec-wide drives, one for the Foundation for Research into Children's Diseases, and the other in support of the *Fondation Mira*.

Foundation for Research into Children's Diseases

For the past seven years, we have played an active part in the annual fundraising campaign of the Foundation for Research into Children's Diseases, through the sale, in our Quebec branches, of tickets for the Ovide Duck Race, a popular annual summer event in Montreal. The proceeds, which this year amounted to $150,000, are presented to the Foundation during its annual Telethon, during which about 30 employees from our TelNat customer service centre in Montreal take pledges over the phone. To these volunteers is added another group of employees who help out at the Telethon's call centre in Laval.



For the past six years, the Bank has sponsored *Les Mécènes sur les planches*, a charitable activity for the benefit of the *Théâtre du Trident de Québec*, a theatrical group in which Marc Taillon, Vice-President – Retail Sales and Services for Quebec City and Eastern Quebec, seen here, is actively involved. This annual event presents performances featuring business people from the region, who become actors for this one night. In 2002, *Les Mécènes sur les planches* raised $60,000 for the *Fondation du Théâtre du Trident*. Since its inception, this event has netted more than $300,000.



Every year, many Bank employees volunteer for the annual Telethon of the Foundation for Research into Children's Diseases.

"The National Bank has been a major sponsor of the Museum for 10 years," stated Manon Blanchette, Director of Communications at the *Musée d'art contemporain de Montréal*. "Not only does the Bank earmark a substantial budget to supporting Quebec art, but over the years it has also mounted an impressive art collection featuring many museum-calibre works by such noteworthy artists as Borduas, Fernand Leduc and Yves Gaucher.

"The Bank, which in 2001 participated in the *Artcité* exhibition showcasing works from the permanent collection of the *Musée d'art contemporain* in public places, is definitely an important ally of our Museum and of Quebec art in general," Ms. Blanchette added.

Fondation Mira

Joan O'Born, an employee of the National Bank, can attest first-hand to the importance of the Bank's donation to an organization which works to improve the quality of life of physically disabled people. A representative at the Client Contact Centre of the Bank's Electronic Payment Solutions Department, Joan uses a wheelchair and since February 2001 has benefitted from the help of Charlotte, a Labrador dog trained by *Fondation Mira.*

Fondation Mira trains guide and service dogs to assist visually and physically disabled people. Since 1998, our network of branches has played a key role in raising funds to help the *Fondation Mira* train its guide dogs. In 2002, our employees collected $350,000 by selling decks of playing cards illustrated with Mira dogs.

Montreal Heart Institute

Our support for health care also involves numerous donations to various organizations and foundations, such as the Montreal Heart Institute. Several years ago, having observed the quality and importance of the work being done at the Montreal Heart Institute, Tony Meti, Senior Vice-President – Commercial Banking and International at the Bank, decided to organize a fundraising campaign for the Institute's Research Fund. Hence, the first *Bal du Cœur* was held in 1999 on St. Valentine's Day. To date, this prestigious ball has raised over $1.5 million for the Heart Institute. The proceeds were used notably to renovate the Intensive Care Unit, to acquire an artificial heart and to create an annual bursary of $50,000 awarded to promising cardiologists to enable them to take a residency in a specialty area abroad.

Contributing to the well-being of our community

Our community involvement takes many forms, but none is more important than the contribution made by the Bank and its personnel to the annual Centraide of Greater Montreal campaign. In 2001, donations from employees, management and retired employees reached an all-time high of $411,596, to which the Bank added a $450,000 corporate donation, ranking us among Centraide's top 30 donors.

Employees across the country also responded enthusiastically to the United Way/Centraide drive in their region, which enabled us to present the organization with a total contribution of $1,082,815 for the Bank as a whole.

In recognition of our efforts, Centraide of Greater Montreal awarded us a Solidaire prize in the overall support category. This award not only recognizes the results obtained, but also the commitment, enthusiasm and dedication demonstrated by employees in attaining this goal.

Altamira

The funding of child and youth related organizations that focus on health and education is a priority for Altamira, a mutual fund manager and distributor and one of our subsidiaries. In 1995, Altamira created the Altamira Foundation which conducts fundraising activities and distributes the proceeds to charitable organizations.

Among some of the events it holds, the Altamira Foundation each year organizes the Altamira Charity Challenge golf tournament in the Toronto area. Over the years, it has raised more than $4 million – nearly $500,000 in 2002 alone – thanks to the participation of a host of sports celebrities. Beneficiaries of the Charity Challenge include Big Brothers/Big Sisters; Kids Help Phone, Cujo's Kids; The Toronto Star Fresh Air Fund; Nike's P.L.A.Y. (Participate in the Lives of All Youth); and Ronald McDonald Children's Charities in Canada.

For the sixth year in a row, in 2002 the Altamira Foundation staged its Altamira Summer Opera Concerts on the shores of Lake Ontario, raising $30,000 through audience donations. All the proceeds went to Canadian Feed The Children, a non-profit agency dedicated to relieving youth hunger in Canada and around the world.



Joan O'Born, an employee of the Bank, has benefitted from the help of her dog Charlotte for two years.



Charlotte, a Labrador guide and service dog, was trained by *Fondation Mira.*



Michèle Thibodeau-DeGuire of Centraide of Greater Montreal, Jean Houde, Senior Vice-President – Corporate Affairs, National Bank, and some of the employees responsible for the fundraising campaign at the Bank.

National Bank Financial

Our subsidiary National Bank Financial encourages its employees to become actively involved in their communities. To that end, it gives priority to donation requests received from its 101 offices across the country. In 2002, it contributed over $1 million to organizations throughout Canada.

Numerous National Bank Financial employees give of their time, individually or as part of a group, to support causes they care about. For example, in 2002, many employees in the Quebec City region and their spouses once again got on their bikes for the 2002 MS Bike Tour to raise funds for research and services for people with multiple sclerosis.

Le Chaînon

Since 1987, the National Bank and its subsidiary National Bank Financial have been supporters of the *Association d'entraide Le Chaînon*, a Montreal shelter for women who are in difficulty, homeless or elderly. Donations are used to provide shelter to over 650 women, help or refer some 2,000 others and to serve over 55,000 meals every year.



National Bank Financial employees in Quebec City participated in the MS Bike Tour to raise funds for MS research.

Fondation du maire de Montréal pour la jeunesse

The *Fondation du maire de Montréal pour la jeunesse*, to which we have contributed for the past four years, helps young, low-income Montrealers carry out a business or cultural project. Since its creation six years ago, the *Fondation* has injected more than $1.6 million in 286 business startups that have created some 740 jobs and generated over $10 million in economic benefits.

Christmas baskets

Our employees are actively involved in their community and organize a number of activities to help the needy. Céline Charlebois, for example, wears a very different hat during the holiday season than the one she usually wears as the receptionist at the branch in Sainte-Agathe, Quebec. During the holidays, she also becomes the branch's official Christmas basket coordinator.

Each year since 1997, Céline Charlebois has raised about $2,000 from customers of the Bank and the local business community, which she distributes to underprivileged families in the region in the form of redeemable coupons.

OLO Foundation

Since 1993, the National Bank and its subsidiary National Bank Financial have sponsored a benefit concert for the OLO Foundation (One egg, a Litre of milk, and One orange a day). The proceeds this year were $85,000, and helped 320 babies to be born at a healthy weight.

Working with Quebec's CLSCs, the OLO Foundation actively contributes to the healthy birth of babies by each year providing 16,000 disadvantaged expectant mothers with 2,240,000 litres of milk, 2,240,000 oranges (or small orange juices), 190,000 dozen eggs and 19,000 bottles of vitamins.

Solidaire Grand Prize

"In 2001, we awarded Centraide's Solidaire Grand Prize for overall support to the Bank, which distinguished itself in all categories: corporate donations, the number of leaders (gifts of $1,000 and over) and employee donations. This particular distinction is awarded to one company per year, out of a total of 1,500, for outstanding support," indicated Michèle Thibodeau-DeGuire, President and Executive Director of Centraide of Greater Montreal, who does not hide her admiration and gratitude for the participation of the National Bank and its employees in the success of United Way/Centraide campaigns.

Over and above the monies raised by the National Bank, Ms. Thibodeau-DeGuire stressed the extraordinary number of Bank employees who participate in the campaign. "In the Greater Montreal area, 300 Bank employees plus another 57 from National Bank Financial canvas on behalf of Centraide, not to mention 278 other employees in the rest of Quebec. Their generosity is exemplary and deserves to be mentioned."

Pan-Canadian commitment

From coast to coast, our employees are actively involved in their communities. In Edmonton, for example, Bank employees participated in this year's Easter Seals 24-Hour Relay to raise funds for medical equipment to help young people with physical disabilities. The Bank's team was named Top Corporate Citizen by the event's organizers for its dedication to this cause. Many other branches across Canada host or take part in similar events.

In summer, all our regions take advantage of the popularity of golf to organize tournaments for various worthy causes. In Ontario, for instance, our employees launched a golf tournament last year in Nobleton to raise money for the Parkinson Society of Canada. The funds are used to raise people's awareness of the importance of finding a cure for this disease.

For the past nine years, in Sherbrooke, Quebec, our employees have been partners of the Light of Hope drive for the *Centre hospitalier de l'Université de Sherbrooke* (CHUS). Over the holiday season, Bank branches in the region sell coloured lightbulbs, at $2 each, used to illuminate two huge Christmas trees on the roof of two CHUS buildings, *Hôtel-Dieu* and *Hôpital Fleurimont*.

André Bérard Volunteer Award

In 2002, Diane Lavoie, Manager, Financial Services at the TelNat Customer Service Centre, received the André Bérard Volunteer Award for her exceptional contribution to the Foundation for Research into Children's Diseases, to which she has volunteered her services for the past 12 years. In addition to managing the Laval telephone centre during the Foundation's annual telethon, she also organizes many other fundraising activities such as promotional item sales, big bike events, and information booths in shopping malls. These activities raised $116,000 last year.

An honourable mention also went to Richard Desrochers, Agribusiness Account Manager in Saint-Anselme, in the Chaudière-Appalaches region of Quebec, for his contribution to the *Maison de la famille de Lotbinière*, an organization that offers assistance to families.

Seminars for young people and SMEs

In 2002, 25 employees of the Bank spent a total of 414 hours giving 69 "There's Something About Money" seminars sponsored by the Canadian Bankers Association (CBA), thereby delivering fundamental money management lessons to 2,036 young people. Moreover, 40 of our employees gave 160 hours of their time to promote the CBA's Minding Your E-Business seminar, designed to help SMEs protect themselves when doing business electronically.

2002 Highlights

- 29 new pledges for a total of $2,884,500, spread over two to five years
- Presentation of the first André Bérard Volunteer Award



Culture
27% Health and welfare
Community 29%
Education
Other 13%

Donations by sector of activity as a percentage of total donations



Education 13%
21% Culture
Sports
18% Health and welfare
Community 20%
Other

Donations and sponsorships by sector of activity as a percentage of total donations and sponsorships

Meeting all clients' needs

The National Bank has made quality of service its number one priority. Whether through regular customer surveys, advisory committees that give our customers an opportunity to tell us what their expectations are or through the participation of our personnel in the life of the community, we are constantly attuned to our clients' needs and work hard to enhance the quality and accessibility of the services we provide in our branches, by telephone or via the Internet, to meet changing individual needs.

At the branch or from home, a service tailored to clients' needs

Making our branches accessible to people with disabilities is a major concern for the Bank and we therefore ensure that they comply with all existing building codes. The vast majority of our 530 branches are now adapted for mobility-impaired customers.

We are equally concerned with meeting the needs of customers who prefer to manage their accounts from their home or office. With TelNat telephone banking, clients can carry out transactions in 22 languages, 7 days a week, 365 days a year, from 6 a.m. to 12 midnight.

This year, we also improved our telephone system and automated some transactions, such as credit card activation, which speeds up the processing of applications and reduces response times.

More and more customers are using the Internet to do their banking. Today, some 325,000 customers carry out their banking transactions via our website, an increase of 65% compared to 2001. We are constantly improving this service in response to needs and technological advances. This year we completely revamped our website (www.nbc.ca) and added several new features to make navigation more user friendly and highly secure. In addition, our customers can now carry out an unprecedented range of transactions from a single site, be it banking or brokerage transactions or applications for products. A number of tools, guides and practical tips are available on the site to help customers make informed financial decisions.

In fact, the quality of our new website earned us the first prize in the Portal category, awarded at the *Gala des affaires électroniques* by the Quebec *Ministère de la Culture et des Communications.*

This year, we used web technology to offer our customers a physical presence where they want it by installing our first interactive terminal outside a branch, at the J.-A. De Sève building at the *Université de Montréal,* near the student residences. Students can use the terminal to access our electronic banking services and pay their tuition fees. It is well suited to young university students, who are comfortable with information technology. Interactive terminals have also been installed in three branches in Montreal and Quebec City.


.ca
WWW.bnc.ca



With TelNat telephone banking, clients can manage their accounts from their home or office, 365 days a year, from 6 a.m. to 12 midnight.

Distribution of transactions (%)

Branch	Banking machines	Telephone	Cheques	Internet	Interac™ direct payment	Electronic funds transfer
6%	23%	2%	9%	3%	36%	21%

We are there for you, at every stage of your life

People's banking needs change over the years. That's why we have developed programs for different age groups, based on habits and financial needs at every stage of life.

For instance, parents, who would like to introduce the concept of saving to their children aged 6 or younger, can open a no-fee *First Step Account* in their name. For young people aged 7 to 17 who are learning to manage a budget, we designed the *Coolcash* and *i.d. Accounts*, both without user fees and which give them access to *Interac*™ Direct Payment. In order to meet the needs of students 18 to 24 years of age, who have limited financial resources, we created the *ClickStudent Package*, which gives them access to all our electronic banking services for a minimal fee.

The *Accessible Package*, available at a flat monthly fee of $3.50, is very economical and allows low-income individuals to carry out 12 debits per month (bill payment, withdrawals, etc.), including two at the branch counter and 10 electronically. The services offered with this package include *Interac*™ Direct Payment, cheques, bill payments via ABM and through our Electronic Banking Solutions (via Internet, wireless and telephone).

To meet the needs of customers aged 59 and over, who often have to manage their money very carefully, we created the *NATPLUS Package* which offers many advantages at reduced rates. Our TelNat telephone banking also allows seniors who have difficulty getting around to manage their financial affairs from home. In addition, our subsidiary, National Bank Trust, regularly holds information sessions on estate planning during which seniors can learn about subjects such as incapacity mandates or the tax implications of transferring assets after death.

Our network of branches also includes some 200 financial planners who advise customers on possible strategies to ensure good, long-term returns on their investments, thus helping them to plan properly for their retirement.

Flexible credit, in sync with the economy

Credit card holders can save on interest charges by signing up for the new Syncro MasterCard, launched by the National Bank this year. This card offers a very competitive interest rate that varies in line with market fluctuations.

Longer business hours

h+ hoursplus

Surveys of our individual and business clients revealed that they wanted more time to go to their branch. This year, about 60 of our Quebec branches extended their hours to 35 hours a week or longer, staying open until 8 p.m. on Thursdays, a peak banking day. More than 530,000 clients now benefit from a nearly 40% increase in service hours.

The "hoursplus" branches were carefully selected based on their volume of business and customer habits. Branches catering primarily to young households and others located just outside cities, near main arteries, have extended their hours to accommodate customers on their way home after work.

A progressive network

In order to fully understand market needs, in the late '90s we formed focus groups to research, validate and improve branch concepts with a view to tailoring services to the needs of different client groups.

This research resulted, among other things, in the introduction of a number of new services, including extended business hours and the installation of interactive terminals. Branches were also redesigned and new reception areas were created so that the person at the reception desk can direct customers more rapidly to the appropriate service.

Once again this year, nearly $10 million was invested in enhancing our branches. Fifteen branches underwent major renovations and many others were refurbished on a smaller scale. Since the Bank's policy is to hire local contractors, a renovation of half a million dollars has a substantial impact on smaller communities outside large urban centres.

Accounting for over 6 million transactions a month, banking machines are clearly the transaction method of choice for our customers, who appreciate their convenience and efficiency.

In 2002, the Bank added 23 new machines to its network, bringing the number of service outlets across Canada to 823. Since 2001, our customers have also had access to some 500 Exchange Network banking machines, primarily located in Western Canada, Ontario and the Maritimes.

In 2002, 14 branches were closed and their clients and personnel transferred to larger branches that are better equipped to meet all clients' needs.

Respecting traditions

Respectful of the traditions of its Asian clients, the National Bank offers them a branch which meets their expectations in terms of services and location. The Asian Private Banking Centre, situated in Montreal's Chinatown, provides a unique range of services to its customers including the option of being served in eight different languages, having documents available in Chinese, and access to a referral service to find professionals such as notaries or lawyers, as is the custom in banks in Hong Kong.

The Centre's Manager, Winston Chin, is actively involved in Montreal's Chinese community and serves on the boards of directors of numerous organizations, including the Chinese Hospital Foundation.



Winston Chin, Manager of the Asian Private Banking Centre and President of the *Société du Jardin de Chine de Montréal*, during a charity evening for the *Fondation du maire de Montréal pour la jeunesse* and the *Société du Jardin de Chine de Montréal*, in the company of dignitaries attending the event.

New automated banking machines

Province of Quebec

101 - 1ère Avenue, Amos
50 Montcalm Nord, Candiac
200 Fusey, Cap-de-la-Madeleine
550 Curé-Labelle, Laval
1748 Chambly, Longueuil
2877 Chambly, Longueuil
1049 Roland-Therrien, Longueuil
927 Saint-Jean-Baptiste, Mercier
795 Décarie, Montreal
2555 des Nations, Montreal
4910 St. Laurent, Montreal
1665 St. Catherine West, Montreal
2000 René-Lévesque, Nuns' Island
1 Vincent-d'Indy, Outremont
450 Richelieu, Richelieu
415 Jessop, Rimouski
350 Lesage, Rosemère
527 Principale, Saint-Amable
11485 - 1ère Avenue Est, Saint-Georges
933 Armand-Frappier, Sainte-Julie
564 Victoria, Saint-Lambert
185 Côte-Vertu, Saint-Laurent
123 Notre-Dame Est, Victoriaville

Branches closed

Province of Quebec

1346 Chambly, Longueuil
869 Saint-Jean-Baptiste, Mercier
4250 Beaubien East, Montreal
310 Henri-Bourassa West, Montreal
1250 René-Lévesque West, IBM Marathon Building, Montreal
8670 Sherbrooke East, Montreal
198 Saint-Vallier Ouest, Quebec City
521 Richelieu, Place Richelieu, Richelieu
527 Principale, Saint-Amable
128 Principale, Saint-Édouard
3120 Principale, Saint-Jean-Baptiste-de-Rouville
1000 Séminaire Nord, Galeries Richelieu, Saint-Jean-sur-Richelieu
13 Sainte-Catherine, Saint-Polycarpe
3050 Portland, Carrefour de l'Estrie, Sherbrooke

As at October 31, 2002

Serving all cultures

In Montreal, the Côte-des-Neiges area is a gateway for many newcomers to Canada. It is home to a cultural diversity unparalleled in the province of Quebec. This rich diversity is also reflected in the clients of our branch there, where one in four customers speaks a language other than English or French.

To offer these customers personalized service, we recruited personnel from 10 different cultural backgrounds who between them speak 16 languages, including Arabic, Spanish, Greek, Hebrew, Vietnamese and Russian.

Moreover, this year we began offering free seminars explaining the Canadian banking system and the best ways to use basic banking services, such as cheques, banking machines, etc. These seminars are held every two months, at the *Centre Saint-Pascal-Baylon*, a centre where new immigrants come to learn French.

2002 Highlights

- **Some 60 of the Bank's branches extended their hours** to 35 or more a week
- Installation of our **first interactive terminal outside a branch** at the J.-A. De Sève building at the *Université de Montréal*
- **Complete revamping of the Bank's website** to make navigation more user friendly and highly secure
- Approximately **325,000 customers** now do their banking via the Bank's website
- Launch of the new **Syncro MasterCard credit card** which allows cardholders to save on interest charges
- **Close to $10 million was invested in enhancing the Bank's network of branches** – 15 branches underwent major renovation and 23 new banking machines were installed



Employees of the branch in the Côte-des-Neiges district in Montreal offer their customers quality services in 16 languages.

Welcome to Canada!

Nara Kavkas has been serving customers at the Côte-des-Neiges branch since August 2002. Of Armenian origin, she also speaks Russian, French and English. She adds, almost shyly, that she still needs to work on her Spanish.

"Our branch serves many ethnic communities, especially new arrivals who often speak only Russian," she explained. "Most of them are very worried when they first come to the Bank. It is so rewarding to see their faces light up when they realize that I can answer their questions in their own language. I know several customers who deal with our branch just because of me! I really have the feeling that I'm playing a role in society by taking care of these people who are living the same immigration experience I did."

Equal opportunity for everyone

We want to offer our employees optimum working conditions so that they can develop their skills in a harmonious work environment that takes diversity into account.

We regularly survey our employees in order to implement programs that will meet their expectations. In a recent survey, employees said that their satisfaction at work depended directly on their ability to satisfy their customers. This reinforces our resolve to fulfil our role as a leader in human resources by providing our some 17,000 employees with the technological resources and training they need to offer customers the best possible service.

For many, work provides the means to start a family and take responsibility for it. We have worked hard to help our employees balance their family and professional obligations. Our efforts first led to the introduction of daycare centres in the workplace in 1980, then to the development of a family leave policy which was added to the legal parental leave. Employees can thus be off work while maintaining their position for a period of up to one year. This program not only benefits parents of young children, but also employees who need to care for a parent or take leave for personal reasons.

In order to ensure employment equity for employees with a physical or sensory disability, we began adapting our buildings in 1990. To date, most of our buildings have been adapted to facilitate the access and accommodate the needs of these employees.

The *Voûte enchantée*

In 1980, the National Bank innovated by establishing the first workplace daycare centre in Quebec. Today, with 175 places, the *Voûte enchantée* is one of the largest workplace *Centres de la petite enfance* (CPE) in the province. The centre also offers summer programs for school age children.

Thanks to grants from the Bank, the daycare centre offers a wide range of excellent services. In fact, in 2002, the quality of its educational programs earned two honourable mentions from the Canadian Child Care Federation.

For parents who prefer a home setting for their children, this year the Centre is offering 20 additional home daycare places. The *Voûte enchantée* oversees and trains the educators and ensures that the premises meet government standards, particularly as regards safety.



Geneviève Limoges, her spouse Simon Lussier and their children, Thomas, Véronique and Caroline at the Bank's daycare centre.

"The National Bank's daycare is irreplaceable," enthused Geneviève Limoges, Compensation Advisor at the National Bank and mother of three adopted children.

"The daycare is divided into three sections, one per floor, so each child has an environment suited to his age," said Geneviève, who admitted, "At times I can barely tear them away because they want to finish something they're doing. What also impresses me is the availability and kindness of the educators: if I'm kept late at work, all I have to do is notify them and they'll give the children an extra snack at 4:30 p.m. At work, I have peace of mind because I know they will call me if there is a problem. I am convinced that the quality of this daycare is a positive contribution to the development of my children, and it also enables me to work better."

Made-to-measure university training

To date, close to 800 National Bank employees have earned certificates, undergraduate or graduate degrees through the National Bank University Program. This Program, the only one of its kind in the industry, was introduced in 1996 in partnership with the *Université du Québec à Montréal* and other constituents of *Université du Québec*, the *Télé-Université*, and the Institute of Canadian Bankers. The Program is tailored to meet our needs and those of our customers as well as the requirements of the financial milieu. In recent years, the Bank expanded the Program, signing agreements with other universities elsewhere in Canada.

This recognized university training enables our employees to increase their value on the labour market. In addition to the employees who have obtained a certificate or degree, several thousands of others have taken refresher courses. In all, more than 4,000 employees have registered for undergraduate-level studies and over 500 have pursued graduate studies since the Program was introduced in 1996.

The Program, which to date represents an investment of more than $10 million, is periodically updated to ensure that our employees receive quality training adapted to the changing needs of our environment.

Bursaries

Every year we award three bursaries to candidates or groups of candidates who have distinguished themselves academically. We recognize their efforts through the Pierre Paquette Prize for undergraduate and graduate students enrolled in the National Bank University Program and studying at the *Université du Québec à Montréal*. These prizes are worth $10,000 and $15,000 respectively. The Michel Bélanger Bursary, worth $15,000, is awarded to Bank employees enrolled in a Master's program in a discipline related to their function at the Bank.

These bursaries allow recipients to take unpaid leave or work part-time for a year in order to pursue their studies. The Bank maintains their employee benefits for the duration of the study period, and guarantees them the same position or an equivalent position when they return to work after completing their studies.

To date, $195,000 has been awarded to employees under the Michel Bélanger Bursary Program and, under the Pierre Paquette Prize, $60,000 has been given to undergraduate students and another $60,000 to employees studying for their Master's degree. A total of $315,000 has been awarded under these bursary programs.

Employee support programs

In order to help our employees resolve problems they encounter in their personal or professional lives, we offer them various support programs, including the Let's Talk Program. This professional and confidential consultation service was established over 20 years ago.

We have also developed various other programs to help us maintain a harmonious work environment. For example, this year we launched a structured program favouring the amicable settlement of disputes in our three assistance centres in Quebec. These centres handle requests from the branches about deposits, discounting and checking.

The Amicable Dispute Resolution program provides employees in these centres with a flexible, effective way to settle conflicts swiftly and to everyone's satisfaction. Employees who use this program are assured of confidentiality and that there will be no reprisals.



Natasha Rocheleau, recipient of the 2002 Michel Bélanger Bursary (in the centre), with Réal Raymond, President and Chief Executive Officer, Patricia Curadeau-Grou, Senior Vice-President – Risk Management, Pierre Desroches, Ombudsman, and Gisèle Desrochers, Senior Vice-President – Human Resources and Operations.

Pierre Paquette Prize

As part of his National Bank University Program graduate studies, Patrick Nasser, together with his colleagues Georgia Tragoulias, Clément Caillé, Angelo Marinos and Paul Katra, received the 2002 Pierre Paquette Prize – Graduate Studies worth $15,000. For seven months, the team worked on developing a human resources action plan on how to retain employees aged 30 to 35 so as to ensure succession.

"For us, the experience was a unique opportunity to further our theoretical knowledge and translate it into a plan that could be easily applied and useful to the Bank. The help of Professor Harvey at UQAM and our Human Resources Department throughout our research was extremely stimulating," Patrick Nasser said.

"We discovered major human resources challenges and proved that we were able to come up with realistic and effective solutions."

Recognition programs

We firmly believe it is important to regularly acknowledge and reward the dedication and contribution of our employees. To accomplish this, we have set up a number of programs and activities, a few examples of which are given below.

Employees' Week

For the past 14 years, each year we organize an Employees' Week – the only activity of its kind in the industry – aimed at strengthening interpersonal relations within and among our teams. In 2002, numerous activities, games, contests and shows were organized on the theme *What a program!*, making reference to the 50 years of the Canadian Broadcasting Corporation and the contribution of television to society.

Executive Luncheons

Senior management of the Bank has always liked to keep in close touch with its employees who work on the front lines. In 2002, about 100 employees who distinguished themselves through their initiatives or achievements were invited to meet with members of Senior Management at Executive Luncheons, which have been held each month over the past 10 years.

The luncheons are an opportunity for employees to ask questions in order to gain a better understanding of developments at the National Bank and for their hosts to get feedback from employees and listen to their suggestions in a casual, friendly setting.

Leadership development

At the Bank, the development of our management force has a dual objective. It aims to engage high-achievers by offering them career advancement in line with their professional goals while enabling the Bank to achieve its business objectives through the contribution of motivated personnel.

Through the Leaders Institute, established in 1999, some 450 of the Bank's senior managers have attended forums aimed at clarifying the Bank's vision, management culture and business strategies. As well as obtaining a better understanding of these concepts so that they in turn can pass them on to their teams, the managers view their participation in these events as recognition and appreciation of their role. In view of the success of these forums, the Institute decided in 2001 to make its programs available to middle management. More than 280 of our leaders of tomorrow have already benefitted from these opportunities.

For the third year in a row, more than 250 of our managers also took part in the annual Leadership Day, another Leaders Institute initiative. In 2002, the day's focus was on Customer Satisfaction at the Core of the Organization.

During this day of training, managers have a chance to talk to senior officers of the Bank and to hear well-known speakers present their views on issues of key importance for the Bank. This year, the presentations dealt with the importance of the role of managers in implementing a culture of quality service as well as their impact on employee engagement and customer and shareholder satisfaction.

2002 Highlights

- Creation of 20 home daycare places
- Establishment of a structured Amicable Dispute Resolution program for three units at the Bank
- Improvements to the employee benefits program
- Continuation of the corporate space compliance program
- Upgrading of the employment system that defines and classifies functions at the Bank in order to make it easier to explain and understand



Johanne Brouillard, recipient of the first Pierre Paquette Prize, awarded in 1998.



In 2002, the theme of the 14th edition of Employees' Week was television, marking the 50th anniversary of television in Canada.

A partner for SMEs

In an increasingly competitive world, where the economic and technological environment is constantly changing, small and medium-sized enterprises need to be able to count on a solid partner to help them grow and fully succeed in business. SMEs can find such a partner in the National Bank.

Since our founding, we have firmly established ourselves as the leading SME bank in Quebec, where over 40% of SMEs have placed their trust in us.

In addition to providing companies with integrated solutions that meet their specific requirements and the distinctive aspects of their region, we have implemented several measures that allow us to continue to be attuned to SMEs' needs. For example, in 2002, we formed advisory committees made up of SME clients from every region of Quebec. These committees enable us to keep abreast of the interests, views and expectations of our customers.

The surveys we have regularly conducted over the past three years show a steady increase in SME satisfaction rates and attest to our commitment to being a financial partner in their growth – from startup to exports – by providing them with practical and innovative solutions.



Danielle and Robert Boies, respectively Vice-President and President of Tressage Boréal with Tony Meti, Senior Vice-President – Commercial Banking and International, and Réal Raymond, President and Chief Executive Officer.

Focused on SMEs and their regions

Many small and medium-sized businesses are located outside major urban centres. To better serve these SMEs, we have created a network of commercial banking centres across Canada that brings together professionals who understand the needs of small businesses. Moreover, the teams in each region of Quebec and Ontario have a cash management specialist on hand who can offer business owners sound solutions for managing their cash resources, as well as an international trade specialist who has up-to-date expertise in the field and who can be an invaluable advisor for SMEs facing the challenges of globalization.

We have also established a team of professionals that can propose financing, investment or administration tools adapted to franchising. Franchising is an advantageous business solution for small entrepreneurs who can thus capitalize on an established brand and an existing business network.

At the core of a dynamic network

A region's SMEs form a dynamic network, which drives its economy. We have therefore implemented activities to help SME owners meet, network and support each other.

During the past six years, an annual *Rendez-vous PME* is held in Montreal and, more recently, in Quebec City. These gatherings, which this year drew close to 1,000 entrepreneurs, give participants an opportunity to exchange with their peers, while obtaining valuable information not only of a financial nature, but also in the area of management and on other topics of interest such as buying and selling over the Internet and succession planning.

Furthermore, each year we also invite experts to share their knowledge with SME owners at *Conférences Inc.* seminars, held in several regions of Quebec.

Recognition of the best SMEs

For almost 10 years now, the Bank has paid tribute to the exceptional performance of Quebec SME leaders through its annual "The SMEs of the National Bank" recognition program. Thousands of companies have been honoured under this program.

The program has two levels – regional and provincial – and enterprises can apply in the following four categories: SME, Small Business, Exporting SME and Agricultural SME.

In addition to receiving generous prizes, the provincial winners in each category benefit from extensive visibility in the Quebec media and are also profiled in a TV special *Distinction PME* televised on the French TVA network.

"When I founded Tressage Boréal, which produces connectors used in electrical equipment to conduct electricity, it was the National Bank's reputation for good service to SMEs that made me choose it as our bank. After eight years of steady growth, I have no doubt that I made the right decision. Not only was the Bank able to provide us with the capital and credit we needed to expand, but all their specialized services allow us to save both time and money."

– Robert Boies, President of Tressage Boréal and winner of the 2002 edition of "The SMEs of the National Bank" program, Small Business category. By continually refining its processes, the company has managed to set the standard for quality in its industry.

Agribusiness bankers

The Quebec agricultural sector is characterized by large numbers of family SMEs that have specific financial management and administration needs, and that face unique risks.

To meet these needs, over the past seven years we have increased the number of our agribusiness advisors from 15 to over 100. Since these business advisors all hold a diploma in agriculture, they are able to understand their clients and give them sound advice. In 2002, we also added agri-food and aquaculture specialists to our team to meet the needs of certain regions. We also established a unit specialized in farm equipment financing, which accelerates the processing of applications.

In order to further facilitate access to financing for our agribusiness clients, we work in partnership with various organizations such as *La Financière agricole*, a government agency whose mission is to support and promote the growth of Quebec's agricultural and agri-food industry. Our agreement with *La Financière agricole*, which guarantees the loans we grant these clients, allows us to offer them attractive interest rates and credit terms.

Information for sound decision-making

In order to help farmers make more informed decisions, this year our advisors organized about 20 meetings so they could discuss issues of common interest and meet with agronomists, tax experts and other specialists who gave them a wide range of information of an economic nature.

The transfer of farms from one generation to the next is a delicate and emotional issue that can have financial and strategic consequences. Last year, we therefore developed a seminar on the subject to ensure the survival of family farms.

We recognize the importance of ensuring succession and participate in the funding of scholarships for agricultural students at the *Université Laval* as well as the Philippe Parizeau Chair at *UQAM* for students who are taking a Master's in Agri-food.



Céline Parent-Grenier and Gaétan Grenier, owners of La Ferme du Barrage inc., winners in the 2002 "The SMEs of the National Bank" program, Agricultural SME category.

Tribute to women farmers

Women play an essential role in agriculture. In Quebec, 25,000 women are involved in agriculture - 12,000 participate in the management of the enterprise in which they are shareholders and 1,500 are sole owners of their enterprise. In all, 34% of Quebec agribusiness companies are managed by women.

To mark their contribution, in 1999 we launched, in partnership with the *Maison Saint-Gabriel*, the Catherine Crolo Award honouring the first intendant of *Ferme Pointe-Saint-Charles*.

Each year, this award is presented to a Quebec woman entrepreneur in the area of agriculture or agri-food who has stood out for her courage, her innovation and her enterprising spirit.

Since 1995, we have also been associated with the *Soirée Saturne*, an event organized by the *Fédération des agricultrices du Québec* which honours women for their contribution and their dynamism by awarding them three prizes - Farmer of the year, Entrepreneur farmer and Young farmer.



Jeanne-d'Arc Poisson Nault, owner of La Ferme Nault 2001 inc., winner of the 2002 Catherine Crolo Award, in the company of Marie-Claire Lafrenière, Chair of the Bank's Agribusiness Development Committee and Sister Madeleine Juneau, Executive Director of *Maison Saint-Gabriel*.

"The Quebec dairy industry has changed a great deal in the past 25 years. As the owner of a dairy farm with nearly 170 head of cattle, I've had to make more than one important decision. Whether it was to erect a new building, buy more quota or open our new cheese factory, the National Bank has always been there to support the growth of our family business."

- Gaétan Grenier, owner of La Ferme du Barrage inc. of Saint-Gérard, specializing in dairy and cheese production and winner of the 2002 edition of "The SMEs of the National Bank" program, Agricultural SME category. The farm has built a loyal client base by providing fresh, superior quality products which are distributed through more than a hundred grocery and convenience stores in its region.

Electronic solutions for SMEs

Small businesses often lack the financial resources to invest in specialized software and the human resources to keep them up to date. In December 2002, we made it easier for our SME customers to manage their enterprises by giving them access, via the Internet, to business applications such as electronic mail, shared calendars and document management. Developed in conjunction with a Quebec SME, this service will result in substantial productivity gains for small companies who do not have to pay for the software or the server.

We also developed electronic solutions to simplify SMEs' everyday business management. With our effective electronic solutions, SMEs can optimize their cash management (bill payment, funds transfer, etc.), apply for a loan online and, beginning this year, reserve a foreign exchange rate online.

Buying and selling products online is an effective and inexpensive way to do business. We facilitate SMEs' Internet access by offering to help them create their own website at an affordable cost. Moreover, our Web solutions give them visibility on the Internet and allow them to sell their products and services using the shopping cart technique.

Direct•N@t SME, the Bank's virtual branch for SMEs, was designed to make business management even easier and to enable businesses to obtain the expert advice of an account manager online. On this site, SMEs have access, in real time, to electronic payments and balances for transactions in Canadian or U.S. dollars. They can also keep track of transactions on their MasterCard accounts, access the foreign exchange market, carry out payment operations and check the details of a transaction.

TelNat Enterprises is another important service for SMEs because it allows them to contact a Bank representative, Monday to Friday, from 7 a.m. to 7 p.m. and Saturday, from 8 a.m. to 4 p.m., for information and basic services. Moreover, the automated telephone service offers callers all the basic transactions, 7 days a week, from 6 a.m. to midnight.

Micro credit at your fingertips

Small enterprises need quick, flexible credit. To that end, we have created simple, innovative and effective micro-credit tools.

With a one-page application, the Business Latitude Line of Credit will provide a credit line of up to $50,000. The Business Latitude Line of Credit, which is currently held by more than 11,000 clients, offers many benefits, including access to an information line for the exclusive use of SMEs and to the Direct•N@t SME virtual branch, competitive pricing based on the business prime rate, flexible payment terms, a MasterCard credit card and a detailed statement of account. Since 2002, application forms can be completed online on the Bank's website, which makes access to financing even easier.



Our electronic solutions help our SME customers manage their businesses.

Solidarity Fund

In 1996, we contributed to the creation of 16 new venture capital funds of the Solidarity Fund of the Quebec Federation of Labour by investing $9.6 million, representing 10% of the initial capital required. The objective of these funds is to stimulate regional economic development in Quebec and they are used to fund new businesses and restructure companies. To date, the Bank has invested a total of $14.4 million in these funds.

Succession planning

The economy of all regions needs young people willing to breathe new life into its businesses. To train these future entrepreneurs, we support *Jeunes entreprises du Québec*, the Quebec chapter of Junior Achievement Canada. Every year, guided by volunteer advisors, groups of high school and CEGEP students set up a micro-business and learn the basics of business management. A number of our employees serve as business consultants to assist the students.

2002 Highlights

- Appointment of agri-food and aquaculture specialists
- Reservation of foreign exchange rates online
- Access to shared software
- Business Latitude Line of Credit: online micro-credit offering
- 90-day online transaction history
- Creation of an advisory committee for SMEs

Improving and protecting the environment

At the National Bank we believe we have an important role to play in improving and protecting the environment. That is why we have implemented energy-saving and recycling programs and integrated environmental evaluation criteria into our credit policies. We also provide financial assistance to environmental organizations.

Our concern for energy conservation has led us to serve on the management board of the *Association québécoise pour la maîtrise de l'énergie*, an organization that brings together more than 500 representatives of large corporations concerned with this issue.

Over the past few years, we have adopted a series of measures aimed at reducing our energy consumption and limiting the waste generated by our operations.

- A construction and renovation environmental handbook has been drafted and put into practice. This handbook has helped to reduce the environmental impact of our projects through more efficient use of space and the recycling or reusing of materials.
- The quality of the air in the National Bank Tower in Montreal has been improved by doubling the amount of fresh air circulating through the building, without noticeably increasing energy consumption.
- Energy efficiency was increased by reducing electric lighting levels, maximizing natural lighting and installing solar screens to reduce air conditioning needs.

Mission: Zero Waste



Under the Zero Waste program, 365 metric tonnes of paper were recycled in 2002.

Established in 1994, the Zero Waste program seeks to reduce waste produced in the National Bank Tower based on the principle of the 3Rs: reduce, reuse, recycle. Our employees and the other tenants in the building are encouraged to recycle all recyclables – paper, plastic and glass – and to donate any old but useable furniture to non-profit organizations. In 2002, 365 metric tonnes of paper and over 8,000 kilos (17,637 lbs) of cardboard, glass and plastic were recycled.

Environmental risk evaluation

We work in co-operation with enterprises that assume their environmental responsibilities. In this regard, we have incorporated environmental evaluation criteria in our credit policies. For example, when we receive an application for financing from a company that operates in a risk sector, we require an assessment of the potential existence and scope of environmental risks associated with this type of business and advise the client about the risks they may incur in financing their project. For several years now, we have also been co-operating with government authorities on developing new environmental standards.

Les Amis de la montagne



Les Amis de la montagne works to preserve and enhance Mount Royal in Montreal.

Photo: A. Dobrowolskyj, *Les Amis de la montagne*

In 1999, we made a five-year commitment to contribute to *Les Amis de la montagne*, a non-profit organization dedicated to the preservation and enhancement of Mount Royal, one of the gems of Montreal's natural heritage. *Les Amis de la montagne* has a number of notable achievements to its credit, such as the expansion of Mount Royal's green spaces through reforestation of the site formerly occupied by the Clifton Apartments and the cleanup operation following the ice storm of 1998.

Business conduct

We believe that it is in the best interest of our shareholders, our customers and our employees to adopt and apply sound policies and practices with respect to the way we conduct our business. That is why we develop and implement mechanisms to ensure that legislation and regulations governing our operations are respected. For instance, in 2002, we created the position of Vice-President - Compliance to offer our managers the support they need in this area.

In 2002, we paid particular attention to the new *Proceeds of Crime (Money Laundering) and Terrorist Financing Act*. We revised all of our procedures and set up a rigorous training program for all our employees and those of our subsidiaries.

Almost 20 years ago, we adopted a Code of Professional Conduct which sets out standards of professional ethics, confidentiality and conflict resolution. When they join the Bank and annually thereafter, employees, members of management and directors of the Bank all undertake in writing to respect the rules set out in the Code. To ensure that it continues to respond to the realities of our industry, the Code is also reviewed from time to time.

Mediation: finding solutions

Customer satisfaction is an ongoing priority. We have therefore implemented procedures to ensure that when customers have a dispute with us it is resolved satisfactorily. A customer who does not obtain satisfaction from his branch manager is referred to our Mediation Department that will guide him through the process at the various Bank levels and, if the dispute still cannot be resolved, will refer him to the Bank's Ombudsman. As a last resort, the customer can turn to the Canadian Banking Ombudsman.

The Ombudsman of the National Bank is an impartial and independent resource and, as such, is able to assure customers that they will be treated fairly and equitably. When applicable, he also recommends changes to management in order to meet customer needs. According to what customers have told us, while complaints are not always settled as they expected, the Ombudsman's ability to listen, understand and empathize with a situation is greatly appreciated and customers are generally satisfied with the outcome of their complaint.

With a view to further improving efficiency of service and customer satisfaction, we introduced major changes to our mediation services in 2002, notably by creating the position of Deputy Ombudsman.

Peace of Mind Guarantee

In June, the National Bank received an Octas award from the *Fédération de l'informatique du Québec* in the security and protection of information category. This award serves as tangible recognition of the importance we attach to the protection of personal information and the integrity of transactions carried out via our website. The security solution enables us to offer our Peace of Mind Guarantee, which is our commitment to users of our Internet Banking Solutions that we will reimburse them for any losses caused by fraud while using our sites, provided they have taken the necessary measures to safeguard their access number, password and computer equipment.

2002 Highlights

- Major changes to the Mediation Department and creation of the position of Deputy Ombudsman
- Creation of the position of Vice-President - Compliance
- Implementation of an employee training program following the coming into force of the new *Proceeds of Crime (Money Laundering) and Terrorist Financing Act*



The Octas award recognizes the importance the Bank attaches to the security and the protection of banking transactions via the Internet.

From local bank to integrated financial group

The history of National Bank of Canada is that of an institution created to serve the specific needs of a business community, and which steadily grew to become an important integrated financial group offering comprehensive financial services in every region of Canada and even outside the country.

Founded in 1859, the National Bank opened its first branch the following year on rue Saint-Jean in Quebec City. A merger with Banque Hochelaga in Montreal in 1924 gave rise to the Banque Canadienne Nationale which, some years later, adopted the English name of Bank Canadian National. It continued to operate under this name until 1979, when it amalgamated with the Provincial Bank to become National Bank of Canada. The merger, representing the largest consolidation of financial assets to have ever taken place in North America at that time, catapulted the Bank into the major league of Canadian chartered banks and enabled it to offer a full array of banking services to its individual and business clients.

Another key development in the National Bank's expansion occurred in 1988 with the acquisition of the brokerage firm of Lévesque Beaubien, which the Bank merged the following year with Geoffrion Leclerc to create Lévesque Beaubien Geoffrion.

As a result, the Bank possessed all the services required to become an integrated financial group, as well as all the tools for meeting the needs of its clients and thus creating value for its thousands of shareholders.

The expansion continued in 1993, when the Bank acquired the assets of General Trust of Canada, a company specialized in trust activities.

In 1999, the National Bank purchased First Marathon, a Toronto-based investment bank and securities brokerage firm, which it integrated with its subsidiary Lévesque Beaubien Geoffrion Inc. to form National Bank Financial, a new Canadian investment services company.

That same year, it also created a new subsidiary, AssurNat, Assurances générales Banque Nationale, to offer general insurance products directly to customers in Quebec.

The Bank's operations extended outside of Canada in 1994 when, through its American subsidiary Natbank, it opened its first U.S. branch in Pompano Beach, Florida.

In June 2002, the Bank concluded another major transaction with its acquisition of the mutual fund manager and distributor Altamira. Not only did this acquisition significantly expand the Bank's presence outside Quebec in the area of wealth management, but it also doubled its mutual funds under management.

Active on the Canadian social and economic scene for close to 150 years, National Bank of Canada, whose head office is in Montreal, is now a super-regional bank that focuses on specific niche markets to strengthen its presence throughout Canada. The Bank is the sixth largest Canadian chartered bank, with assets of close to $75 billion. Its securities are listed on The Toronto Stock Exchange under the symbol NA:TSX. It has more than 17,000 employees, and its Canadian network comprises 530 branches, including 395 in Quebec, which makes it a leader in this market and one of the largest employers in the province.



A National Bank branch in Quebec City, circa 1940.



The main branch at the National Bank Tower in Montreal, in 2002.
Photo: François Bastien

Contribution to the economy

The National Bank operates in all regions of Canada. As an employer, taxpayer and purchaser of goods and services, the Bank plays an important role in the economic life of every part of the country. The tables on these two pages present statistics on our contribution to the Canadian economy.

- $1,147,000,000 in salaries and employee benefits
- $11,032,000 in training
- $567,827,000 in procurement of goods and services throughout Canada
- $59,261,000 in investments in our facilities

Employees in Canada – full-time and part-time*

In 2002, more than 17,000 National Bank employees helped provide our customers across Canada and abroad with superior quality service.

	Full-time employees	Part-time employees	Total
Newfoundland and Labrador	0	0	0
Prince Edward Island	10	7	17
Nova Scotia	26	0	26
New Brunswick	211	138	349
Quebec	9,721	4,070	13,791
Ontario	1,709	407	2,116
Manitoba	49	2	51
Saskatchewan	23	4	27
Alberta	208	7	215
British Columbia	237	6	243
Total Canada	**12,194**	**4,641**	**16,835**
Outside Canada	**352**	**98**	**450**
Total Bank	**12,546**	**4,739**	**17,285**

* As at October 31, 2002



Income tax and other taxes paid in 2002 in Canada

Income tax and taxes paid or payable in 2002 in Canada as at October 31, 2002
(in thousands of dollars)

	Income tax (1)	Tax on capital	Other taxes* (2)
Federal	126,713	-	54,955
Provincial			
Newfoundland and Labrador	1	1	-
Prince Edward Island	50	121	99
Nova Scotia	16	33	71
New Brunswick	118	1,283	2,000
Quebec	20,006	33,299	110,194
Ontario	5,929	4,815	11,750
Manitoba	499	207	469
Saskatchewan	81	207	97
Alberta	275	-	466
British Columbia	346	378	770
Yukon, Northwest Territories and Nunavut	64	-	-
Total of provinces	**27,385**	**40,344**	**125,916**
Total federal and provincial	**154,098**	**40,344**	**180,871**

(1) Income tax and tax on capital: Estimated amount

(2) Other taxes: Amount including employee benefits (employer's contribution including amounts paid into CPP, EI and provincial health insurance plans), business tax, property tax, sales taxes (including federal GST, HST and estimated provincial sales tax) and deposit insurance premiums

Debt financing granted to companies in Canada

A partner of small and medium-sized enterprises, in 2002, the National Bank authorized more than $27 billion in debt financing for 39,599 SMEs in Canada.

	0 to $24,999		$25,000 to $99,999		$100,000 to $249,999		$250,000 to $499,999		$500,000 to $999,999		$1,000,000 to $4,999,999		$5,000,000 and more	
	Total authorized	SME	Total authorized	SME	Total authorized	SME	Total authorized	SME	Total authorized	SME	Total authorized	SME	Total authorized	SME
Newfoundland and Labrador	31,695	2	46,200	1	256,175	2	428,261	1	-	0	-	0	78,089,325	3
Prince Edward Island	336,974	36	1,818,131	35	3,220,240	20	1,925,850	6	3,711,413	5	14,892,087	5	85,576,865	4
Nova Scotia	160,079	16	797,046	14	3,059,044	18	4,270,057	12	2,882,198	4	4,168,863	3	165,632,545	8
New Brunswick	3,776,507	430	24,558,348	475	35,621,658	228	44,000,518	129	52,374,732	78	120,876,368	62	217,578,382	14
Quebec	83,994,401	9,652	474,221,735	9,025	904,339,255	5,897	1,159,174,566	3,314	1,621,065,792	2,375	4,094,281,687	2,127	11,235,273,706	546
Ontario	10,078,610	1,310	55,352,593	1,066	115,938,862	758	138,576,705	396	182,647,538	265	496,114,652	259	3,001,641,425	139
Manitoba	283,459	30	1,896,811	36	3,759,269	25	7,457,826	21	11,946,410	17	58,540,386	29	122,410,478	8
Saskatchewan	52,009	5	908,456	17	4,265,351	25	4,468,653	13	14,053,190	22	72,246,571	30	154,468,824	12
Alberta	370,324	46	4,420,126	80	12,055,598	81	14,207,323	42	22,299,028	34	174,702,600	80	1,598,650,961	63
British Columbia	71,948	21	867,224	16	4,151,686	29	6,510,930	18	9,328,668	14	57,293,933	28	515,746,631	17
Total	**$99,156,006**	**11,548**	**$564,886,670**	**10,765**	**$1,086,667,140**	**7,083**	**$1,381,020,687**	**3,952**	**$1,920,308,970**	**2,814**	**$5,093,117,148**	**2,623**	**$17,175,069,142**	**814**

Grand total: $27,320,225,762 39,599 enterprises



17598-002

NATIONAL
BANK
OF CANADA

ANNUAL INFORMATION FORM

December 3, 2001

Annual Information Form

Incorporation National Bank of Canada (the "Bank") is a Canadian bank governed by the *Bank Act*. The Bank's roots date back to 1859 with the founding of the *Banque Nationale* in Quebec City. The Bank of today was formed through a series of amalgamations, notably with The Provincial Bank of Canada in 1979, with The Mercantile Bank of Canada in 1985, and with National Bank Leasing Inc., its wholly-owned subsidiary, in 1992. Although no change was made to its charter, in May 2001 the Bank amended Section 1 of By-Law II to revoke the limit for the aggregate consideration for which common shares may be issued, and also amended By-Law I of the General By-Law to reduce the minimum and maximum number of directors. The Bank's head office and principal place of business is located at the National Bank Tower, 600 de La Gauchetière West, Montreal, Quebec, Canada H3B 4L2.

Environmental issues In order to minimize environmental risks, several years ago the Bank implemented a procedure setting out its environmental responsibilities when granting credit and taking possession of assets. To date, the risks involved have not had a material impact on the Bank's operations.

Executive officers The members of senior management mentioned on page 72 have held various management, executive or senior executive positions with the Bank during the past five years, with the exception of G.F. Kym Anthony who, from 1993 to 1998, was employed by TD Securities Inc. as Chair and Chief Executive Officer and, from 1998 to 1999, was employed by First Marathon Securities Ltd. as Chief Operating Officer and Executive Vice-President; Yves G. Breton who, from 1995 to 1998, was employed by *Confédération des caisses populaires et d'économie Desjardins du Québec* as Senior Vice-President – Markets and Advisor to the President and Chief Operating Officer, and in 1998, was employed by the Montreal Exchange as Senior Vice-President and General Manager – Markets; Olivier H. Lecat who, from 1992 to 1997, was employed by Royal Bank as Vice-President – Treasury and Investment Banking, Internal Audit Services, and from 1997 to 2001 as Vice-President – Corporate and Investment Banking, Internal Audit Services; Michel Lozeau who, from 1995 to 2001, was employed by Oracle Corporation Canada as Senior Manager – Consulting, Central Region, Regional Vice-President – Consulting, Canada, and Group Vice-President – Consulting, Canada, respectively; Enrico Pallotta who, from 1993 to 1998, was employed by ABN AMRO Bank Canada as Group Vice-President – Corporate Banking and, from 1998 to 2000, was employed by Merrill Lynch Canada Inc. as Vice-President – Investment Banking Group; Luc Papineau who, from 1994 to 1997, was employed by Lévesque Beaubien Geoffrion Inc. as Vice-President and Branch Manager, and, from 1997 to 1998, was employed by Merrill Lynch Canada Inc. as Resident Vice-President and Branch Manager; Jean-Charles Petitclerc who, from 1994 to 2000, was employed by Bank of Nova Scotia as Senior Vice-President – Systems Operations and Technical Services; Michel Tremblay who, from 1993 to 1998, was employed by ING Canada as Senior Vice-President – Investments, and by ING Investment Management as Senior Vice-President and Managing Director; Louis Vachon who, from 1994 to 1996, was employed by BT Bank of Canada as President and Chief Executive Officer; and W. David Wood who, from 1993 to 1999, was employed by Correspondent Network as President. The directors and executive officers of the Bank, as a group, beneficially own less than 2% of the outstanding common shares of the Bank.

Real estate With respect to real estate holdings, as at October 31, 2001, the Bank owned, for its operations, 116 buildings in Canada and leased 490 premises, including 32 abroad. It also held two other buildings through the intermediary of its wholly-owned subsidiary, National Bank Realty Inc. With respect to the premises of its head office located in Montreal, the Bank held a long-term lease of 20 years, ending on February 9, 2020. The Bank's consolidated fixed assets at cost, less accumulated amortization, and excluding furniture, equipment and leasehold improvements, amounted to $68 million as at October 31, 2001. Information concerning the Bank's fixed assets is provided in Note 7 to the consolidated financial statements on page 19.

Committees of the Board Information regarding the committees of the Board of Directors (namely, the Audit and Risk Management Committee, the Human Resources Committee, and the Conduct Review and Corporate Governance Committee), their mandates and the names of their respective members are provided in the Management Proxy Circular of the Bank (the "Circular"). For more detailed information, refer to item 20 in the "Documents incorporated by reference" section on the following page.

Additional information The Bank undertakes to provide to any person, upon request, a copy of the Annual Information Form of the Bank, together with a copy of any document incorporated therein by reference, a copy of the annual consolidated financial statements for the year ended October 31, 2001 with the accompanying auditors' report, a copy of any subsequent quarterly financial statements, a copy of the Circular in respect of its most recent Annual Meeting of Shareholders that involved the election of directors, and a copy of any other document that is incorporated by reference into a preliminary short form prospectus or a short form prospectus whenever the securities of the Bank are part of a distribution. The Circular enclosed with the Notice, dated January 24, 2002, of the Annual Meeting of Shareholders scheduled for March 13, 2002, contains additional information such as the remuneration and indebtedness of directors and executive officers, the principal holders of Bank shares and the stock options awarded. Copies of these documents may be obtained upon request from the Corporate Secretary's Office of the Bank, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

General Information

Annual Information Form

Documents incorporated by reference Additional items comprising the Bank's Annual Information Form are disclosed in various sections of this Annual Report (or in the Circular) and are incorporated by reference as set out below.

Item	Reference
1. Major Subsidiaries	General Information, page 74 Consolidated Financial Statements, page 42
2. General Development of the Business	National Bank Financial Network, pages 15 to 17 and pages 20 to 22
3. Description of Business and Competitive Conditions	National Bank Financial Network, pages 23 to 32
4. Loans by Borrower Category	Additional Financial Information, page 57, Table 10
5. Impaired Loans	Additional Financial Information, page 59, Table 13 Consolidated Financial Statements, page 18, Note 5
6. Interest on Impaired Loans	Additional Financial Information, page 60, Table 14
7. Provision for Credit Losses	Additional Financial Information, page 53, Table 4
8. Designated Countries	Additional Financial Information, page 58, Table 12
9. Personal, Business and Mortgage Loans	Consolidated Financial Statements, page 6
10. Earning Assets Abroad	Consolidated Financial Statements, page 30, Note 20
11. Assets Under Administration/Management	Additional Financial Information, page 57, Table 9
12. Personnel	Consolidated Financial Statements, page 41
13. Main Consolidated Financial Data	Quarterly Results, pages 62 to 65 Consolidated Financial Statements, pages 40 to 41
14. Material Change	Consolidated Financial Statements, page 35, Note 26
15. Cash Dividends and Dividend Policy	General Information, page 77
16. Quarterly Results	Quarterly Results, pages 62 to 65
17. Management's Discussion and Analysis	Management's Discussion and Analysis, pages 35 to 48
18. Market for Trading Bank's Securities	General Information, page 77
19. Directors and Management	General Information, pages 70 to 73
20. Committees of the Board	Circular dated January 24, 2002, Schedule C

Notice dated December 3, 2001

Notice of Annual Meeting of Shareholders

March 13, 2002

Management Proxy Circular

NATIONAL
BANK
OF CANADA

NATIONAL BANK OF CANADA

January 24, 2002

Dear Shareholder,

We are pleased to invite you to attend the Annual Meeting of Shareholders of National Bank of Canada which will be held on Wednesday, March 13, 2002 at 9:30 a.m., at The Queen Elizabeth Hotel, 900 René-Lévesque Blvd. West, Montreal, Quebec.

At this Meeting, you will have an opportunity to take due note of certain information about the Bank and you will be called upon to vote on the business set out in the Notice of Annual Meeting.

We also invite you to consult the attached Management Proxy Circular which contains important information, in particular, about the exercise of your voting rights.

Sincerely,

André Bérard
Chairman of the Board and
Chief Executive Officer

NATIONAL BANK OF CANADA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

DATE: Wednesday, March 13, 2002

TIME: 9:30 a.m.

PLACE: The Queen Elizabeth Hotel
Le Grand Salon
900 René-Lévesque Blvd. West
Montreal, Quebec

BUSINESS OF THE ANNUAL MEETING OF SHAREHOLDERS

1. To receive the consolidated financial statements for the financial year ended October 31, 2001 and the auditors' report thereon
2. To elect directors
3. To consider and, if thought fit, to confirm by special resolution an amendment to section 4.6 of By-Law I in order to increase the aggregate remuneration which may be paid to all directors of National Bank of Canada (the "Bank") during each financial year (the special resolution is presented in the "Business of the Meeting" section of the Management Proxy Circular (the "Circular"))
4. To appoint auditors
5. To consider the shareholder proposal set out in Schedule A of the Circular, and
6. To transact such other business as may properly be brought before the Meeting

Holders of common shares of the Bank listed in the register of the Bank at 5 p.m. Eastern Standard Time (EST) on January 23, 2002 are entitled to receive the Notice of Annual Meeting of Shareholders.

On that date, 190,497,751 common shares of the Bank were issued and outstanding. Each holder of common shares of the Bank is entitled to cast one vote per share held, unless restricted in the *Bank Act*.

By Order of the Board of Directors,

Linda Caty

Linda Caty
Vice-President and Corporate Secretary

Montreal, January 24, 2002

Holders of common shares of the Bank who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy. Proxies may be returned by mail in the postage-paid envelope provided to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec H3B 9Z9 or sent by fax to (514) 871-3673. In order to be valid, the form of proxy must reach National Bank Trust Inc. no later than 5 p.m. EST on March 11, 2002.

Shareholders with questions regarding the Circular, the form of proxy or the vote may call 1-800-890-1037 for service in English or 1-888-890-2933 for service in French.

03 SEP 2? ?? 7:21

Notice of Annual Meeting of Shareholders

March 13, 2002

Management Proxy Circular

NATIONAL
BANK
OF CANADA

NATIONAL
BANK
OF CANADA

January 24, 2002

Dear Shareholder,

We are pleased to invite you to attend the Annual Meeting of Shareholders of National Bank of Canada which will be held on Wednesday, March 13, 2002 at 9:30 a.m., at The Queen Elizabeth Hotel, 900 René-Lévesque Blvd. West, Montreal, Quebec.

At this Meeting, you will have an opportunity to take due note of certain information about the Bank and you will be called upon to vote on the business set out in the Notice of Annual Meeting.

We also invite you to consult the attached Management Proxy Circular which contains important information, in particular, about the exercise of your voting rights.

Sincerely,

André Bérard
Chairman of the Board and
Chief Executive Officer

NATIONAL
BANK
OF CANADA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

DATE: Wednesday, March 13, 2002

TIME: 9:30 a.m.

PLACE: The Queen Elizabeth Hotel
Le Grand Salon
900 René-Lévesque Blvd. West
Montreal, Quebec

BUSINESS OF THE ANNUAL MEETING OF SHAREHOLDERS

1. To receive the consolidated financial statements for the financial year ended October 31, 2001 and the auditors' report thereon
2. To elect directors
3. To consider and, if thought fit, to confirm by special resolution an amendment to section 4.6 of By-Law I in order to increase the aggregate remuneration which may be paid to all directors of National Bank of Canada (the "Bank") during each financial year (the special resolution is presented in the "Business of the Meeting" section of the Management Proxy Circular (the "Circular"))
4. To appoint auditors
5. To consider the shareholder proposal set out in Schedule A of the Circular, and
6. To transact such other business as may properly be brought before the Meeting

Holders of common shares of the Bank listed in the register of the Bank at 5 p.m. Eastern Standard Time (EST) on January 23, 2002 are entitled to receive the Notice of Annual Meeting of Shareholders.

On that date, 190,497,751 common shares of the Bank were issued and outstanding. Each holder of common shares of the Bank is entitled to cast one vote per share held, unless restricted in the *Bank Act*.

By Order of the Board of Directors,

Linda Caty
Vice-President and Corporate Secretary

Montreal, January 24, 2002

Holders of common shares of the Bank who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy. Proxies may be returned by mail in the postage-paid envelope provided to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec H3B 9Z9 or sent by fax to (514) 871-3673. In order to be valid, the form of proxy must reach National Bank Trust Inc. no later than 5 p.m. EST on March 11, 2002.

Shareholders with questions regarding the Circular, the form of proxy or the vote may call 1-800-890-1037 for service in English or 1-888-890-2933 for service in French.

NATIONAL BANK OF CANADA

TABLE OF CONTENTS

NATIONAL BANK OF CANADA

MANAGEMENT PROXY CIRCULAR

as at January 24, 2002 (except as otherwise indicated)

SECTION I – VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the management of National Bank of Canada (the "Bank") of proxies to be used at the Annual Meeting of Holders of Common Shares of the Bank (the "Meeting") to be held on Wednesday, March 13, 2002, at 9:30 a.m., at The Queen Elizabeth Hotel, Le Grand Salon, located at 900 René-Lévesque Blvd. West, Montreal, Quebec, and at any continuation thereof after an adjournment. The solicitation of proxies will be done by mail, electronically, by telephone or in person. Employees, officers, directors or agents of the Bank will solicit the proxies. The Bank may also use the services of an outside agency, Georgeson Shareholder Communications Canada, to solicit proxies on its behalf. The Bank estimates that the costs which might be incurred for such solicitation would be approximately $31,000. The costs incurred in this regard will be borne by the Bank.

VOTING COMMON SHARES

Holders of common shares listed in the register of the Bank at 5 p.m. Eastern Standard Time (EST) on January 23, 2002 or their duly authorized attorneys are entitled to receive the Notice of Annual Meeting and to vote at the Meeting. Persons who acquire such shares after that date must request, no later than 10 days before the Meeting, that their name be listed in the register of the Bank to be entitled to vote. To do so, they must contact National Bank Trust Inc. by writing to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec H3B 9Z9, or by calling one of the following numbers: 1-800-341-1419 or (514) 871-7171.

On January 23, 2002, the date the registers of the Bank were closed, 190,497,751 common shares of the Bank were issued and outstanding.

Each holder of common shares is entitled to cast one vote per share held. However, the *Bank Act* (the "Act") contains provisions which prevent the voting rights attaching to the common shares of a bank from being exercised if the shares are held by the Government of Canada or of a province or an agency thereof or by the government of a foreign country or any political subdivision thereof or an agency thereof.

To the best of the knowledge of the directors and officers of the Bank, no individual or corporation beneficially owns, directly or indirectly, controls or directs common shares carrying more than 10% of the voting rights attached to the common shares of the Bank.

Holders of common shares of the Bank may vote in person at the Meeting or may complete, sign and return the enclosed form of proxy. This form of proxy authorizes a proxyholder to represent and to vote on behalf of the holder of common shares at the Meeting.

NON-REGISTERED SHAREHOLDERS

Shareholders whose shares are held in the name of a broker or another intermediary are not personally listed in the register of the Bank. To vote, the shareholders must therefore ask the broker or other intermediary to send them material relating to the Meeting, complete the request for voting instructions sent by the broker or other intermediary and, if they wish to vote in person, insert their name as the proxyholder.

APPOINTMENT OF PROXYHOLDERS

The proxyholders designated in the enclosed form of proxy are directors and officers of the Bank. If a shareholder wishes to appoint as a proxyholder a person other than those designated in the form of proxy, the shareholder may do so by striking out the names appearing thereon and inserting the name of such person in the blank space provided. If the shareholder is a legal entity, an estate or a trust, the form of proxy must be signed by a duly authorized officer or attorney thereof. A proxyholder is not required to be a shareholder of the Bank. In order to be valid, the form of proxy must be returned by mail in the postage-paid envelope provided to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec H3B 9Z9, or by fax to (514) 871-3673, no later than 5 p.m. EST on March 11, 2002.

SECTION I – VOTING INFORMATION (cont.)

VOTING BY PROXIES

Common shares represented by a proxy are to be voted by the proxyholder designated in the enclosed form of proxy in accordance with the directions of the shareholder.

If no instructions are given, the voting rights attached to the common shares will be exercised by the proxyholder who is a director and officer of the Bank by voting as follows:

- **FOR the election of all nominees proposed as director by the management of the Bank;**
- **FOR the amendment to section 4.6 of By-Law I of the Bank in order to increase the aggregate remuneration which may be paid to all directors of the Bank during each financial year;**
- **FOR the appointment of auditors;**
- **AGAINST the shareholder proposal set out in Schedule A of the Circular.**

If no instructions are given, any other proxyholder will have discretionary authority when exercising the voting rights attached to the common shares concerning these questions.

The proxy confers, to the proxyholder designated therein, discretionary authority with respect to any proposed changes to the matters set out therein and any other business which may properly come before the Meeting. Any proxy previously given is thereby revoked.

As at the date hereof, management of the Bank knows of no amendments or other matters which may properly come before the Meeting.

REVOCATION OF PROXIES

Shareholders may revoke a proxy by delivering a written notice to that effect signed by them or by their duly authorized attorneys to:

- the Head Office of the Bank, c/o Corporate Secretary's Office, National Bank of Canada, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec H3B 4L2, no later than the last business day preceding the day of the Meeting or any continuation thereof after an adjournment; or
- the secretary of the Meeting on the day of the Meeting or any continuation thereof after an adjournment.

CONFIDENTIALITY OF VOTES

In order to protect the confidential nature of voting by proxy, the votes exercised by proxy are received and compiled for the Meeting by National Bank Trust Inc., the transfer agent and registrar of the Bank. National Bank Trust Inc. submits a copy of the form of proxy to the Bank only when a shareholder clearly wishes to express a personal opinion to management or when it is required for legal reasons.

SECTION II – BUSINESS OF THE MEETING

FINANCIAL STATEMENTS AND AUDITORS' REPORT

The consolidated financial statements of the Bank for the financial year ended October 31, 2001 and the auditors' report on these financial statements are included in the Annual Report of the Bank, which has been mailed to shareholders with this Circular.

ELECTION OF DIRECTORS

Management of the Bank recommends voting FOR the election of all the nominees to the Board listed in the following table[1].

(1)

- Common shareholdings: Include common shares beneficially owned, controlled or directed.
- Deferred stock units: For more information regarding deferred stock units ("DSUs"), please refer to the "Forms of Remuneration of Directors of the Bank" section of the Circular.
- (ARM): Member of the Audit and Risk Management Committee. On March 7, 2001, the responsibilities of the Credit Committee and the Audit Committee were assigned to this new committee. For more information, please refer to the "Committees of the Board" section in Schedule C of the Circular.
- (G): Member of the Conduct Review and Corporate Governance Committee.
- (HR): Member of the Human Resources Committee.

Nominees for Election as Directors

André Bérard
Île-des-Soeurs, Verdun, Quebec

Chairman of the Board and Chief Executive Officer of National Bank of Canada. Since joining the Bank over 40 years ago, Mr. Bérard has held various positions in a number of key sectors. He became President and Chief Executive Officer in July 1989 and Chairman of the Board in September 1990. Recognized for his leadership qualities, he is also very involved in many fundraising campaigns, primarily in the health care sector.

Mr. Bérard has an in-depth understanding of all the Bank's sectors of activity, having played an active part in its management and development for many years. With his vast business experience, he has a clear vision of the economic, social and political environment of the domestic and international markets in which the Bank operates.



Director since:
July 1985

Common shareholdings:
116,751

Lawrence S. Bloomberg
Toronto, Ontario

Special advisor to National Bank Financial Inc., where he served as Co-Chairman of the Board and Co-Chief Executive Officer from October 1999 to October 2000. Prior to that, Mr. Bloomberg was Chairman of the Board, President and Chief Executive Officer of First Marathon Inc., a company he founded in 1979 and which was integrated with National Bank Financial Inc. in 1999.

Mr. Bloomberg has extensive expertise in the financial sector, both nationally and internationally. He contributed to the growth of several financial companies before starting his own business and becoming one of the Bank's experts in financial matters. As a result of his involvement in several business organizations, he brings valuable insight and a unique perspective to the Board concerning developments in the financial sector in Canada as well as abroad.



Director since:
August 1999

Common shareholdings:
873,068

Pierre Bourgie (ARM) (G)
Outremont, Quebec

President and Chief Executive Officer of Société Financière Bourgie Inc., a diversified investment company, and President of Partenaires de Montréal, a merchant bank specialized in business financing. Mr. Bourgie is actively involved in a number of economic, community and cultural organizations, such as the *Musée d'art contemporain de Montréal*, of which he is Chairman of the Board.

Mr. Bourgie is a member of the Board of Directors of National Bank Trust Inc.

As a business leader and a director of several companies, Mr. Bourgie brings to the Board his business management skills as well as a keen understanding of corporate governance and the management of international businesses.



Director since:
March 1998

Common shareholdings:
103,805

Gérard Coulombe (HR)
Sainte-Marthe, Quebec

Senior Partner of Desjardins Ducharme Stein Monast, General Partnership, where he practises business law and was appointed Chairman of the Board in 2000. Mr. Coulombe is also Chairman Emeritus of Lex Mundi Ltd., a global association of more than 150 independent law firms. He was formerly with the federal Department of Finance where he was responsible for negotiating international tax treaties.

Mr. Coulombe sits on the boards of FMI Acquisition Inc., National Bank Life Insurance Company and National Bank Group Inc.

Mr. Coulombe has vast expertise in business management and corporate law, especially as regards financial institutions and crown corporations, as well as the creation of financial and industrial consortiums. He is also an authority on corporate governance matters.



Director since:
February 1994

Common shareholdings:
3,468

Deferred stock units:
3,924

Election of Directors (cont.)

Nominees for Election as Directors (cont.)

François J. Coutu (ARM) (HR)
Outremont, Quebec

President and Chief Operating Officer of The Jean Coutu Group (PJC) Inc. since 1990, a franchisor of a chain of pharmacies, which distributes pharmaceutical and other products. From 1987 to 1990, Mr. Coutu held the positions of Vice-President - Operations and Marketing and Executive Vice-President - Pharmacies and Public Affairs in the Group. A pharmacist by profession, Mr. Coutu owns pharmacies in the Jean Coutu chain. He sits on the board of directors of several organizations in Canada and the United States.

Mr. Coutu is a member of the Board of Directors of National Bank Life Insurance Company.

With his experience managing a family firm that has become an international group and leader in its field, Mr. Coutu contributes his in-depth knowledge of the key issues affecting retail trade and consumer relations.



Director since:
January 1993

Common shareholdings:
5,595

Bernard Cyr
Moncton, New Brunswick

President of Cyr Holdings Inc., a holding company in the hotel, commercial real estate, restaurant and entertainment sectors, since 1986, and President of Dooly's Inc., a franchisor in the entertainment industry, since 1993. Mr. Cyr serves on the boards of several companies and currently chairs the development committee for the *Université de Moncton*, his alma mater. He was a member of the Bank's business development committee in Atlantic Canada from 1996 to 2001.

In addition to his entrepreneurial vision, Mr. Cyr brings to the Board varied experience in the management of small and medium-sized enterprises as well as excellent knowledge of regional markets.



Director since:
August 2001

Common shareholdings:
3,195

Shirley A. Dawe (G) (HR)
Toronto, Ontario

President of Shirley Dawe Associates Inc., a Toronto-based consulting company specializing in retail and consumer brand management and marketing, since 1986. From 1969 to 1985, Ms. Dawe held progressively senior executive positions with a national department store group.

Her wide experience brought her to academic, not-for-profit boards and to public sector task forces. Ms. Dawe sits on the board of directors of several companies in Canada and the United States. She co-authored a definitive study of international e-retailing for a Canadian university.

Ms. Dawe brings to the Board a deep understanding of consumer trends and winning business strategies in the retail industry.



Director since:
July 1988

Common shareholdings:
3,000

Deferred stock units:
1,056

Nicole Diamond-Gélinas (ARM)
Saint-Barnabé-Nord, Quebec

Since 1976, Vice-President and General Manager of Aspasie Inc., a manufacturer of colour charts, and President of Plastifill Inc., a company specialized in plastic extrusion and injection. Ms. Diamond-Gélinas also heads a company specializing in the sale, leasing and servicing of motor vehicles. Actively involved in her region's business community, she is a member of the *Chambre de commerce de Trois-Rivières* and was a member of the Mauricie business development committee of the Bank from 1992 to 1998.

Ms. Diamond-Gélinas was a member of the Board of Directors of Natcan Trust Company until December 2001.

Ms. Diamond-Gélinas has first-hand experience of the realities and challenges facing small and medium-sized manufacturers as well as a solid grasp of the economic and social dynamics of regional markets.



Director since:
March 1998

Common shareholdings:
18,168

Jean Douville (ARM)
Île-des-Soeurs, Verdun, Quebec

Chairman of the Board of UAP Inc., a firm specialized in distributing and reconditioning replacement parts and accessories for cars, trucks and industrial machinery. Mr. Douville was called to the Quebec Bar in 1968 and began working for UAP Inc. in 1971. He subsequently became President of the company in 1981, was appointed Chief Executive Officer in 1982 and then Chairman of the Board in 1994. He also sits on the board of directors of various Canadian and U.S. companies.

Mr. Douville is a member of the Board of Directors of National Bank Life Insurance Company and National Bank Financial & Co. Inc.

Mr. Douville brings to the Board in-depth knowledge of a key industrial sector in North America as well as experience managing a large corporation.



Director since:
November 1991

Common shareholdings:
4,564

Deferred stock units:
4,164

Marcel Dutil (HR)
Outremont, Quebec

Chairman of the Board, President and Chief Executive Officer of The Canam Manac Group Inc. Mr. Dutil is the founder of this industrial company which mainly designs and manufactures frames, joists, steel decks, semi-trailers and forestry equipment. He also sits on the board of directors of several Canadian and foreign firms.

In building his business from the ground up, Mr. Dutil has acquired solid experience in the areas of management and market development, especially international markets.



Director since:
January 1982

Common shareholdings:
88,418

Deferred stock units:
1,622

Jean Gaulin
San Antonio, Texas, United States

Corporate Director. Mr. Gaulin was Chairman, President and Chief Executive Officer of Ultramar Diamond Shamrock Corporation from January 1, 2000 to January 1, 2002. In 1996, following the merger of Ultramar Corporation and Diamond Shamrock Inc., he was named Vice-Chairman, President and Chief Operating Officer of Ultramar Diamond Shamrock. Prior to the merger, he was Chairman and Chief Executive Officer of Ultramar Corporation. He serves on the board of directors of various companies and is involved with charitable organizations.

Mr. Gaulin brings to the Board expertise in the oil industry and solid experience in managing a large North American corporation.



Director since:
October 2001

Common shareholdings:
3,000

Paul Gobeil (ARM) (G)
Île-des-Soeurs, Verdun, Quebec

Since 1990, Vice-Chairman of the Board of Métro Inc., Chairman of the Board of Export Development Canada, and Co-Chairman of the Board of EADS Canada Inc. Mr. Gobeil has been a Member of the *Ordre des comptables agréés du Québec* since 1965 and a Fellow since 1986. From 1973 to 1985, he held a number of executive positions at Provigo Inc. Elected as the MNA for Verdun in 1985, he was, until 1989, Minister Responsible for Administration, President of the Treasury Board and then Minister of International Affairs in the Quebec government. Mr. Gobeil is also involved in a number of cultural, charitable, educational and professional organizations. He is currently Chairman of the Board of the *Université de Sherbrooke*.

Mr. Gobeil is a member of the Board of Directors of National Bank Life Insurance Company.

Mr. Gobeil is an invaluable asset to the Board in terms of corporate governance, financial and accounting management, and corporate strategy.



Director since:
February 1994

Common shareholdings:
10,000

Deferred stock units:
6,443

Election of Directors (cont.)

Nominees for Election as Directors (cont.)

Suzanne Leclair (ARM)
Île-des-Soeurs, Verdun, Quebec

President, Chief Executive Officer and Chairwoman of the Board of Directors of Transit Truck Bodies Inc., a firm specialized in the construction of truck bodies. Ms. Leclair has won a number of awards for her entrepreneurial skills. She is also actively involved in a number of committees for economic, cultural and charitable organizations.

Ms. Leclair was a member of the Board of Directors of Natcan Trust Company until December 2001.

As the founder of an SME that has grown into a large corporation and as the recipient of numerous business awards for the quality of her management, Ms. Leclair brings to the Board her vision as an entrepreneur in the manufacturing sector.



Director since:
July 1989

Common shareholdings:
9,643

Bernard Lemaire
Kingsey Falls, Quebec

Chairman of the Board of Cascades Inc., of which he is co-founder. The company has extensive international operations, mainly in the flat cardboard, fine paper, tissue paper, cardboard box and specialized product sectors, and has developed expertise in the field of energy. Frequently honoured for his managerial skills, Mr. Lemaire ranks among Quebec's top business leaders.

Mr. Lemaire brings to the Board proven management and business development skills as well as extensive business experience.



Director since:
October 1983

Common shareholdings:
10,000

Robert Parizeau (G) (HR)
Montreal, Quebec

Chairman of the Board of AON Parizeau Inc. and member of the Advisory Committee of AON Reed Stenhouse Inc., an insurance brokerage and risk management advisory firm. Mr. Parizeau is also Chairman of the Board of Gaz Métropolitain Inc., a carrier and distributor of natural gas, Chairman of the Board of the Corporation of the Clinical Research Institute of Montréal and a director of various other companies.

Mr. Parizeau is a member of the Board of Directors of National Bank Financial & Co. Inc.

As President and Chief Executive Officer of Sodarcan Inc., an insurance, reinsurance and actuarial consulting holding company, Mr. Parizeau has played an active role in the development of the Canadian property and casualty insurance industry for over 20 years. He is also extremely knowledgeable about the functions of boards of directors.



Director since:
December 1978

Common shareholdings:
10,073

Deferred stock units:
6,543

E.A. (Dee) Parkinson-Marcoux (HR)
Canmore, Alberta

Since November 2001, Consultant with Southern Pacific Petroleum, an oil-producing company. An engineer by training, Ms. Parkinson-Marcoux's previous positions include President and Chief Executive Officer of Ensyn Energy from 1999 to 2001, President of Gulf Heavy Oil from 1997 to 1998, President of CS Resources from 1996 to 1997 and Executive Vice-President of Suncor Oil Sands Group from 1991 to 1996. She is also a director of companies in the energy, natural resources and engineering sectors.

Ms. Parkinson-Marcoux brings to the Board her solid expertise in the energy, oil and natural resource sectors as well as knowledge of Western Canadian markets.



Director since:
March 2000

Common shareholdings:
2,000

Deferred stock units:
2,225

Réal Raymond
Île-des-Soeurs, Verdun, Quebec
President and Chief Operating Officer of National Bank of Canada since July 2001. Mr. Raymond has held a number of positions since joining the Bank in 1970, including that of Senior Vice-President - Treasury and Financial Markets from 1992 to 1997. In 1997, he went to Lévesque Beaubien Geoffrion Inc., now named National Bank Financial Inc., where he served as Senior Executive Vice-President - Corporate Financing while maintaining his responsibilities as Senior Vice-President at the Bank. In November 1999, he was named President - Personal and Commercial Bank. He is involved in many professional and community organizations as well as the *Université du Québec*, where he obtained his MBA.

Mr. Raymond is Chair or member of the boards of National Bank Life Insurance Company, National Bank Group Inc. and National Bank Trust Inc.

Mr. Raymond brings to the Board his varied expertise in banking as well as an in-depth understanding of business operations and strategies in several sectors of activity.



Director since:
November 1999

Common shareholdings:
13,386

Roseann Runte
Norfolk, Virginia, United States
President of Old Dominion University in Norfolk, Virginia since July 2001. Ms. Runte also served as President of Victoria University in Toronto from 1994 to 2001. She has a Ph.D. in French from the University of Kansas. She is the author of many books and articles, especially on education and economic and cultural development. Ms. Runte is Assessor Member of the Council of the Royal College of Physicians and Surgeons of Canada; she is a member of the executive committee of the Club of Rome and was recently appointed to the board of the Virginia Advanced Ship Building Information Carrier Design Center. In the past, she sat on various boards of directors in the literary, cultural and economic development sectors, and served as the President of the Canadian Commission for UNESCO from 1992 to 1996. She also served on the board of Expo 2000 in Germany.

Ms. Runte, thanks to her management experience in the Canadian university milieu and her involvement with boards in Canada as well as abroad, brings to the Board her vision of the issues facing markets in a globalized business environment.



Director since:
April 2001

Common shareholdings:
2,000

Deferred stock units:
535

Jean Turmel
Outremont, Quebec
President - Financial Markets, Treasury and Investment Bank of National Bank of Canada. After working at various securities companies, Mr. Turmel joined the Bank in 1981 as Vice-President - Treasury and Foreign Exchange. Since that time, he has held various senior management positions within the Bank. During the past few years, he has been involved in various organizations in the finance and securities sectors.

Mr. Turmel is a member of the boards of National Bank Financial & Co. Inc., National Bank Financial Inc., National Bank Financial Ltd., Natcan Investment Management Inc., National Bank Group Inc. and FMI Acquisition Inc.

Mr. Turmel has exceptional expertise in the Bank's key sectors of activity, especially money markets, treasury and securities brokerage. Having held many different positions at the Bank over the years, he has a thorough grasp of the Bank's decision-making processes and strategies in specialized fields.



Director since:
September 1998

Common shareholdings:
43,206

Deferred stock units for officers:[1]
57,896

(1) For more information, please refer to the "Total Compensation of Named Executive Officers" section of the Circular.

Dennis Wood [(6)]
Magog, Quebec
Chairman, President and Chief Executive Officer of Dennis Wood Holdings Inc. In tandem with his responsibilities with Dennis Wood Holdings, Mr. Wood has pursued many opportunities; the most noted of late (from 1989 to 2001) as Chairman, President and Chief Executive Officer of C-MAC Industries Inc., a multinational industrial group and world leader in designing and manufacturing components and integrated electronic systems for high-tech markets. After the merger of C-MAC Industries and Solectron Corporation in December 2001, Mr. Wood accepted a seat on Solectron's Board of Directors as well as Chair of their Strategy Committee. In addition to these directorships, Mr. Wood sits on a number of public and private companies' boards, in various fields ranging from high-tech and manufacturing to financial and cultural organizations.

Mr. Wood is a member of the Board of Directors of National Bank Trust Inc.

Mr. Wood brings to the Board solid expertise in the high-tech sector and extensive experience in developing international markets.



Director since:
March 2001

Common shareholdings:
6,884

SECTION II – BUSINESS OF THE MEETING (cont.)

Each director elected at the Meeting will hold office until the close of the subsequent annual meeting of the Bank, the election or appointment of a replacement, or until his or her position is vacated, whichever event occurs first.

The number of meetings held by the Board and its committees as well as the attendance of directors at these meetings are presented in the form of tables in Schedule B of the Circular.

Since the last annual meeting of shareholders of the Bank, three persons were appointed to the Board of the Bank, namely, Roseann Runte in April, Bernard Cyr in August and Jean Gaulin in October 2001.

J.-Robert Ouimet will not be standing for re-election as he has reached the retirement age specified in the corporate governance rules of the Bank. Pierre Beaudoin resigned on October 16, 2001.

Amendment to Section 4.6 of By-Law I – Aggregate Remuneration of Directors

As set out in section 4.6 of By-Law I of the Bank, the aggregate remuneration which may be paid to all directors of the Bank during each financial year may not exceed the aggregate sum of $900,000.

Although this amount has not changed for the past 13 years, the workload of directors has significantly risen over the same period because of, inter alia, the increased regulatory requirements the Bank must respect. Consequently, the directors of the Board and the members of its committees must hold more meetings in order to discharge their responsibilities.

The Bank therefore deems it appropriate to increase the aggregate remuneration which may be paid to all directors of the Board of the Bank in their capacity as directors during each financial year to $1,300,000.

Consequently, on December 20, 2001, the Board adopted a resolution which, subject to its approval by the holders of common shares by way of a special resolution, amends section 4.6 of By-Law I of the Bank so that it now stipulates that the aggregate remuneration which may be paid to all directors of the Bank during each financial year may not exceed the aggregate sum of $1,300,000.

The Bank recommends to the shareholders that they vote **FOR** the amendment to section 4.6 of By-Law I of the Bank.

In order to be adopted, this special resolution must be approved by no less than two-thirds of the votes cast by the holders of common shares, present or represented by proxy and entitled to vote at the Meeting.

The special resolution reads as follows:

WHEREAS the Board adopted on December 20, 2001 a resolution to amend section 4.6 of By-Law I of the Bank to increase the aggregate remuneration which may be paid to all directors of the Bank during each financial year;

WHEREAS said amendment will only take effect after it has been confirmed by the adoption of a special resolution by the holders of common shares of the Bank;

Therefore, on a motion duly made and seconded, it is resolved that:

Section 4.6 of By-Law I of the Bank be amended by removing the amount of $900,000 and replacing it with the amount of $1,300,000 so that section 4.6 of By-Law I reads as follows:

"Section 4.6 – Remuneration of Directors

Each director shall receive remuneration as determined by the Board of Directors, from time to time, by resolution and shall be entitled to be reimbursed for the fees and expenses incurred by him in the performance of his duties. The aggregate remuneration which may be paid to all directors of the Bank in their capacity as directors during each financial year of the Bank may not exceed the aggregate sum of one million three hundred thousand dollars ($1,300,000). A full-time officer who is a member of the Board of Directors may receive no remuneration as a director or member of a committee of the Board of Directors."

Any officer or director of the Bank be authorized to sign all documents and take all the measures deemed necessary or advisable to give full effect to this resolution.

Appointment of Auditors

Management of the Bank recommends voting **FOR** the appointment of the accounting firms Samson Bélair/Deloitte & Touche, General Partnership, and PricewaterhouseCoopers LLP as auditors of the Bank for the financial year beginning November 1, 2001 and ending October 31, 2002.

In the past five financial years, Samson Bélair/Deloitte & Touche, General Partnership, acted as auditor of the Bank in 1997, 1998, 2000 and 2001, and PricewaterhouseCoopers LLP acted as auditor of the Bank in 1997, 1999 and 2000.

In order to be adopted, the proposal regarding the appointment of auditors must be approved by a majority of votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Meeting.

Remuneration of Auditors

During the financial year ended October 31, 2001 the fees paid by the Bank to Samson Bélair/Deloitte & Touche, General Partnership, and Arthur Andersen & Cie, General Partnership, for the audit services rendered to the Bank and its subsidiaries amounted to $694,737 and $452,235, respectively. The fees paid to these same accounting firms for other services, such as those relating to information technology, taxation and the issue of prospectuses, amounted to $3,848,615 and $3,482,967, respectively. In addition, fees of $1,635,122 were paid to PricewaterhouseCoopers LLP for services other than Bank audit services.

Shareholder Proposal

One proposal made by a shareholder was received by the Bank within the time limits prescribed in the Act. A translation of the complete text of this proposal is provided in Schedule A of the Circular.

Management of the Bank recommends voting **AGAINST** this proposal for the reasons set out after the proposal.

In order to be adopted, this proposal must be approved by a majority of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Meeting.

Any proposal which a shareholder would like to have included in the Management Proxy Circular for the annual meeting of shareholders to be held in 2003 must be received by the Corporate Secretary's Office of the Bank no later than 5 p.m. EST on December 12, 2002.

SECTION III – INFORMATION ON COMPENSATION

Remuneration Paid to Directors

The following table sets out the annual retainer and meeting fees which the directors were entitled to receive for sitting on the Board of Directors and committees of the Bank and the Bank subsidiaries designated hereinbelow for the financial year ended October 31, 2001.

	Annual Retainer ($)	Additional Annual Retainer ($)														Meeting Fees ($)	
		for Committee Members							for Committee Chairs								
The Bank and Designated Subsidiaries	(BD)	(AH)	(C)	(E)	(G)	(HR)	(A)	(ARM)	(AH)	(C)	(E)	(G)	(HR)	(A)	(ARM)	(BD)	Committees
National Bank of Canada	15,500	3,500	2,000	N/A	3,500	3,500	2,000	3,500	7,500	3,500	N/A	7,500	7,500	5,000	7,500	1,200	1,200
FMI Acquisition Inc.	500	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0	N/A
National Bank Life Insurance Company	2,500	N/A	N/A	1,800	N/A	N/A	1,800	N/A	N/A	N/A	3,000	N/A	N/A	3,000	N/A	1,000	1,000
National Bank Financial & Co. Inc.	3,500	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	1,000	1,000 (1)
Natcan Trust Company	2,500	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	1,000	N/A
National Bank Trust Inc.	6,000	N/A	N/A	1,000	N/A	N/A	1,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	500	500

(BD): Board of Directors
(A): Audit Committee
(AH): Ad hoc Human Resources Committee
(ARM)(2): Audit and Risk Management Committee
(C): Credit Committee
(E): Ethics Committee
(G): Conduct Review and Corporate Governance Committee
(HR): Human Resources Committee

(1) There are three committees at National Bank Financial & Co. Inc., namely, an audit committee, a human resources committee and a compliance committee. The members and the chairs of these committees do not receive any remuneration other than meeting fees.

(2) On March 7, 2001, the responsibilities of the Credit Committee and the Audit Committee were assigned to a new committee, the Audit and Risk Management Committee. For more information, please refer to the "Committees of the Board" section in Schedule C of the Circular.

SECTION III – INFORMATION ON COMPENSATION (cont.)

OTHER REMUNERATION PAID TO A DIRECTOR

During the past financial year, only one director received from one of the Bank's subsidiaries remuneration other than that received in his capacity as director. In accordance with a service contract signed in February 2001 with National Bank Financial Inc., Lawrence S. Bloomberg serves as special advisor to National Bank Financial and, as such, receives an annual retainer, commissions, an allowance for business development and reimbursement for various administrative expenses incurred when carrying out his functions. Under the terms of this service contract, Mr. Bloomberg received a total amount of $1,875,000.

The directors of the Bank who are also full-time officers of the Bank or one of its subsidiaries do not receive any remuneration in their capacity as directors of the Bank or any of its subsidiaries. However, the Bank and its subsidiaries reimburse these directors for the expenses they incur to attend meetings.

FORMS OF REMUNERATION OF DIRECTORS OF THE BANK

All eligible directors may receive their remuneration for serving on the Board and, if applicable, any committees in the form of common shares of the Bank, deferred stock units ("DSUs"), cash or a combination thereof.

A DSU is a right which has a value equal to the market value of a common share of the Bank on the date it is credited, which is credited every quarter to an account in the director's name. It is paid out, in the form he or she chooses, as cash, common shares or a combination thereof, at the market value of a common share of the Bank on the date the director leaves the Board.

Additional DSUs are credited to that account when dividends are paid on common shares of the Bank. They are calculated based on the amount of the dividend paid.

COMPENSATION PAID TO OFFICERS

REPORT OF THE HUMAN RESOURCES COMMITTEE ON THE COMPENSATION OF OFFICERS OF THE BANK

Compensation is one of the ways favoured by the Bank to attract, motivate and retain high-calibre Officers (as defined hereinbelow) who focus on improving the performance of the Bank and shareholders' investment. To that end, the Board mandates the Human Resources Committee (the "Committee") to review general compensation policies and to make recommendations with regard to compensation for the Officers of the Bank.

COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

The Committee is comprised of six directors who are neither officers nor former officers of the Bank. The Committee is chaired by Robert Parizeau, with the other members being Gérard Coulombe, François J. Coutu, Shirley A. Dawe, Marcel Dutil and E.A. (Dee) Parkinson-Marcoux.

ROLE OF THE HUMAN RESOURCES COMMITTEE

The Committee submits its recommendations to the Board which makes the final decisions with regard to changes to the compensation policy and programs and the total compensation for the Chairman, the Presidents, the Executive Vice-Presidents, the Senior Vice-Presidents and the Vice-Presidents (the "Officers").

The Committee strives to set compensation at a level comparable to that offered by the Bank's comparison market, which comprises a group of Canadian financial institutions and selected Canadian companies. These analyses are supported by the opinion of external compensation specialists.

The recommendations of the Committee are based on the following fundamental principles of the compensation policy:

- The compensation of Officers depends on corporate performance;
- The annual bonus program supports the Bank's strategic objectives and offers fully competitive total cash compensation, which may exceed market practices if justified by financial results and business development;
- The long-term variable compensation program aligns the interests of Officers with those of the Bank's shareholders;
- The proportion of variable compensation in relation to base salary increases in line with the level of responsibility;
- Employee benefits and the pension plan are comparable, on the whole, to those offered by the comparison market.

COMPONENTS OF THE COMPENSATION OF OFFICERS OF THE BANK

The compensation of Officers consists of a base salary, an annual bonus and long-term variable compensation.

Base Salary

The Committee reviews the base salary of each Officer annually taking into account his or her responsibilities, experience and individual performance. To ensure that the base salaries of the Officers are competitive, the Committee uses the median salaries of the Bank's comparison market, adjusted when necessary, to take into consideration the criteria specific to the Bank.

Annual Bonus Program

The Bank offers an annual bonus program to all its employees. Under the terms of this program, the total bonus envelope to be shared is calculated based on how well the financial objectives set for the Bank and its sectors of activity are achieved, compared to the results obtained by the five major Canadian banks. The program also considers whether other objectives relating to management quality and customer satisfaction have been achieved. The bonus of each Officer is calculated taking into account his or her contribution to management and financial results.

Certain Officers of the Financial Markets, Treasury and Investment Banking sector participate in an annual bonus program based on the profitability of their respective groups. A specific portion of the bonus amount is deferred. The deferred portion for Jean Turmel is converted into deferred stock units for Officers ("DSUs for Officers") with a value equal to the closing market price of the common shares of the Bank the day preceding the award of the annual bonus. Additional DSUs for Officers are credited to his account as dividend equivalents when dividends are paid on common shares. They are calculated based on the amount of the dividend paid. Mr. Turmel may only cash the DSUs for Officers upon retirement or when he leaves the Bank.

These programs were revised and subsequently approved by the Board in the past financial year.

Long-Term Variable Compensation Program

Stock Option Plan

The purpose of the Stock Option Plan is to encourage Officers and other designated persons of the Bank or its subsidiaries to contribute to the growth of shareholders' investments by giving them the opportunity to benefit from the appreciation in the value of the common shares of the Bank. The Committee reviews the number and the expiry dates of options previously awarded when making a decision about the award of additional options. After setting the terms and conditions, the Committee awards options, on an annual basis, to Officers and other designated persons of the Bank and its subsidiaries. Options may be exercised in whole or in part before the termination date determined by the Committee at the time they are awarded, without exceeding the legal limit of 10 years. They expire on the termination date or, in the event of certain circumstances provided for in the Stock Option Plan, expire in a specific timeframe. No options may be exercised in the first year after they are awarded.

When a vested option is exercised, the participant may choose to buy a common share or to receive a cash amount, equal to the increase in the value of the shares at the close of business on the day before the option is exercised compared to its market value at the close of business on the day before the option was awarded.

Participants in the Stock Appreciation Rights Plan, described hereinbelow, who are Canadian residents may exchange each stock appreciation right held for one stock option governed by the Stock Option Plan at an exercise price representing the market value of a common share at the close of business the day before the exchange.

The maximum number of common shares that may be issued under the Stock Option Plan is 18,930,437. The maximum number of common shares reserved for a participant may not exceed 5% of the total number of common shares issued and outstanding. As at October 31, 2001, 4,517,975 options were outstanding with strike prices ranging between $11.00 and $25.20 and maturities between December 2005 and December 2010. During the past financial year, 1,697,000 options were awarded and 563,190 options were exercised at strike prices ranging from $11.00 to $25.20. As at October 31, 2001, 2,146,857 options could be exercised at prices ranging between $11.00 and $25.20.

The Stock Option Plan was revised by the Board on December 14, 2000.

Stock Appreciation Rights Plan (the "SAR Plan")

The SAR Plan has the same objectives as the Stock Option Plan. The Committee awards stock appreciation rights ("SARs") to Officers and other designated persons of the Bank and its subsidiaries. For their part, participants entitled to SARs may receive, on the exercise date of the SAR, a cash amount equal to the difference between the market price of a common share on the exercise date of the SAR and the exercise price of the SAR.

No SARs were awarded to Canadian residents during the financial year ended October 31, 2001.

The SAR Plan was revised by the Board on December 14, 2000.

COMPENSATION OF THE CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

For the financial year ended October 31, 2001, the compensation received by the Chairman of the Board and Chief Executive Officer consisted of a base salary, an annual bonus and stock options.

The base salary of the Chairman of the Board and Chief Executive Officer was maintained at the same level as that of the previous financial year. In this regard, the Committee considers that the existing salary level, which attempts to recognize the responsibilities and performance of the Chairman of the Board and Chief Executive Officer, is below the average of base salaries paid to chief executive officers of companies within the comparison market, despite taking into account criteria specific to the Bank.

SECTION III – INFORMATION ON COMPENSATION (cont.)

Moreover, the Committee awarded André Bérard an annual bonus of $1,083,920 in recognition of his special contribution to the 2000-2001 financial results. In establishing the amount of this annual bonus, the Committee first based itself on the criteria applicable to the Named Executive Officers as defined in the "Summary of Total Compensation of Named Executive Officers", namely, the extent to which the financial objectives set for the Bank and its sectors were achieved and the Bank's financial performance in relation to that of the other five major Canadian banks. The Committee then took into consideration Mr. Bérard's performance with regard to the objectives set for the 2000-2001 financial year.

During the financial year ended October 31, 2001, the Committee awarded Mr. Bérard 265,000 stock options.

This report is submitted by the Human Resources Committee in accordance with Canadian securities legislation. The members are:

Robert Parizeau, Chair
Gérard Coulombe
François J. Coutu
Shirley A. Dawe
Marcel Dutil
E.A. (Dee) Parkinson-Marcoux

PERFORMANCE OF THE BANK IN 2001

Despite an economic context marked by uncertainty and apprehension about a prolonged recession, particularly after the events in the fall, the Bank had an outstanding year. Income before goodwill charges for the financial year ended October 31, 2001 reached a record $582 million, for an increase of 10%. Excluding discontinued operations, income before goodwill charges amounted to $627 million, representing a 26% increase over fiscal 2000, while return on common shareholders' equity was 17.2% as against 15% for the previous year.

In October 2001, the Bank had concluded a firm agreement to sell its asset-based lending operations in the United States. Consequently, the results for the activity are presented under "Discontinued Operations" in the notes to the consolidated financial statements for the financial year ended October 31, 2001 and the comparative figures for 2000 in the Bank's Annual Report. This transaction is part of the Bank's strategy to focus on its core business, especially personal banking, wealth management and banking services for small and medium-sized enterprises in Canada.

Another important transaction involved a strategic alliance with Global Payments Inc., for the sale of the Bank's merchant credit card operations. The Bank wanted to join forces with a specialized company that had both the expertise and the size needed to optimize this business activity. As a result of the sale of its merchant credit card operations, the Bank recorded a gain of $76 million on a taxable equivalent basis.

The Personal Banking and Wealth Management sector recorded income before goodwill charges of $275 million in 2001 compared to $268 million in 2000. These results were obtained despite a significant downturn in brokerage activities which mirrored market corrections. This performance was due to the improvement in the interest spread for personal banking activities. Loans rose by about 4% and deposits also grew by close to 4%.

The economic slowdown affected the Commercial Banking sector in Canada. Income before goodwill charges for 2001 totalled $110 million compared to $120 million a year earlier. This decrease was attributable to the increase in expected loan losses. The contribution before the provision for credit losses and income taxes remained relatively unchanged as the decline in loan volumes was offset by an improvement in the interest spread.

The Financial Markets, Treasury and Investment Banking sector turned in a very strong performance generating income before goodwill charges of $217 million, for a 22% increase. These results were primarily due to the Treasury sector, particularly its asset and liability matching operations, and Corporate Banking's credit sector, which took advantage of business opportunities to significantly boost its revenues.

In short, it was an excellent year. The Bank pursued its strategic plan to focus on its core activities which will guarantee success for the future.

PERFORMANCE GRAPH FOR COMMON SHARES OF THE BANK

The following graph compares the cumulative total return of a $100 investment in common shares of the Bank made on October 31, 1996 and the cumulative total return on the TSE 300 Composite Index and the Banks and Trusts Index for the five most recently completed financial years, assuming dividends are fully reinvested at the market price on each dividend payment date.

Total Return Index Values


National Bank of Canada
TSE - Banks and Trusts
TSE 300 Composite Index
$350
$300
$250
$200
$150
$100
$50
oct.96
oct.97
oct.98
oct.99
oct.00
oct.01

	Oct. 1996 ($)	Oct. 1997 ($)	Oct. 1998 ($)	Oct. 1999 ($)	Oct. 2000 ($)	Oct. 2001 ($)
National Bank of Canada	100.00	159.48	188.55	151.14	218.35	218.75
TSE - Banks and Trusts	100.00	160.93	154.57	163.65	229.52	226.71
TSE 300 Composite Index	100.00	124.37	114.69	136.19	183.05	132.78

Total Compensation of Named Executive Officers

Summary of Total Compensation of Named Executive Officers

The following table, presented in accordance with Canadian securities legislation, shows the total compensation paid by the Bank and its subsidiaries to each of the Named Executive Officers, during each of the three most recently completed financial years. The persons named in this table are collectively the "Named Executive Officers".

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
					Securities Awarded(3) Under			
Name and Principal Position	Year	Salary ($)	Bonus(1)($)	Other Annual Compensation(2) ($)	SARs (#)	Options (#)	Long-Term Bonus Program ($)	All Other Compensation ($)
André Bérard	2001	680,000	1,083,920	2,928	nil	265,000	N/A	N/A
Chairman of the Board	2000	680,000	940,000	5,104	265,000	nil	N/A	N/A
and Chief Executive Officer	1999	575,000	769,800	5,854	138,000	nil	N/A	N/A
Réal Raymond(4)	2001	461,800	800,000	653	nil	88,300	N/A	N/A
President and Chief Operating Officer	2000	385,000	500,000	74	122,000	nil	N/A	N/A
	1999	250,000	456,500	28	N/A	N/A	N/A	N/A
Jean Turmel	2001	500,000	3,243,333	24,470	nil	88,300	1,621,667(5)	N/A
President - Financial Markets,	2000	385,000	802,000	5,458	122,000	nil	N/A	N/A
Treasury and Investment Bank	1999	385,000	748,600	3,395	61,000	nil	N/A	N/A
Louis Vachon	2001	250,000	2,103,200	35	nil	30,000	N/A	N/A
Senior Vice-President	2000	234,000	1,021,400	104	29,000	nil	N/A	N/A
Treasury and Financial Markets	1999	200,000	356,400	95	16,000	nil	N/A	N/A
G.F. Kym Anthony	2001	374,600	1,950,452	100,916	N/A	N/A	N/A	N/A
President and Chief Executive Officer	2000	400,000	2,902,400	nil	N/A	N/A	N/A	N/A
National Bank Financial Inc.	1999	83,300	387,500	nil	N/A	N/A	N/A	N/A

(1) Excluding all portions of bonuses paid in the form of DSUs for Officers. For more information, refer to the "Annual Bonus Program" section of the Circular.

(2) The amounts in this column only represent benefits relating to loans granted at preferred interest rates to Named Executive Officers. The Named Executive Officers have the use of a leased car and may, at their option, participate in the Employee Share Ownership Plan of the Bank; the aggregate value of these benefits for the financial year ended October 31, 2001 does not exceed the lesser of: $50,000 or 10% of the annual salary and bonuses paid to Named Executive Officers. In addition, for G.F. Kym Anthony, this amount includes $67,200 received as deferred compensation for prior years (1999/2000).

(3) These securities were awarded under the Stock Appreciation Rights Plan and the Stock Option Plan of the Bank. For further information, refer to the "Stock Option Plan" and the "Stock Appreciation Rights Plan" sections of the Circular.

(4) Réal Raymond held the position of President - Personal and Commercial Bank until July 4, 2001.

(5) With regard to the bonus for 2001, Jean Turmel received 33% of his bonus in the form of DSUs for Officers representing 57,896 units based on a price of $28.01 per common share, i.e., the price of common shares of the Bank on the day before the annual bonus was awarded.

SECTION III – INFORMATION ON COMPENSATION (cont.)

SUMMARY OF LONG-TERM VARIABLE COMPENSATION OF NAMED EXECUTIVE OFFICERS

The table below specifies the number of options awarded to Named Executive Officers under the Stock Option Plan during the financial year ended October 31, 2001. These options, 25% of which were exercisable by their holders as of December 2001, with a further 25% exercisable as of December 2002, another 25% exercisable as of December 2003, and the remainder as of December 2004, expire on December 31, 2010. During the 30-day period prior to the options being awarded, the closing price of the common shares of the Bank on The Toronto Stock Exchange fluctuated between $23.00 and $25.20.

OPTIONS AWARDED DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2001

Name	Number of Options Awarded	% of Total Options & SARs Awarded to Employees During Financial Year	Exercise Price of an Option ($)	Market Value of a Common Share on the Day Preceding the Award ($)	Expiry Date
André Bérard	265,000	14.9	24.90	24.90	31/12/2010
Réal Raymond	88,300	5.0	24.90	24.90	31/12/2010
Jean Turmel	88,300	5.0	24.90	24.90	31/12/2010
Louis Vachon	30,000	1.7	24.90	24.90	31/12/2010
G.F. Kym Anthony	N/A	N/A	N/A	N/A	N/A

The following table lists, for each of the Named Executive Officers, the number of securities affected by options/SARs exercised during the financial year ended October 31, 2001, the total value realized, and the number and value of unexercised in-the-money options/SARs outstanding as at October 31, 2001. The value of unexercised options at financial year-end is equal to the difference between the exercise price of the options and the closing price of common shares of the Bank on The Toronto Stock Exchange on the last business day of the financial year, namely, $24.25 per common share. The value of unexercised SARs at financial year-end is equal to the difference between the exercise price of the SARs and the closing price of common shares of the Bank on The Toronto Stock Exchange on the last business day of the financial year, namely, $24.25 per common share.

OPTIONS/SARS EXERCISED BY THE NAMED EXECUTIVE OFFICERS DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2001 AND NUMBER AND VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS/SARS AT FINANCIAL YEAR-END

			Unexercised Options/SARs at Financial Year-End		Value of Unexercised In-the-Money Options/SARs at Financial Year-End[1]	
Name	Number of Securities Affected by Exercised Options/SARs	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
André Bérard	18,400	331,200	501,600	568,000	3,547,575	1,371,375
Réal Raymond	nil	nil	108,750	185,550	946,200	631,350
Jean Turmel	nil	nil	224,500	225,800	1,618,200	631,350
Louis Vachon	nil	nil	45,250	29,750	50,025	150,075
G.F. Kym Anthony	N/A	N/A	N/A	N/A	N/A	N/A

(1) The amounts indicated are based on a price of $24.25 per common share, namely, the closing price on the last business day of the financial year ended October 31, 2001.

Compensation of the Officers of National Bank Financial Inc.

The officers of National Bank Financial Inc. receive a base salary that is comparable to those observed in its comparison market, while taking into account the criteria specific to National Bank Financial Inc.

In order to attract and retain high-calibre employees in the highly competitive securities sector, National Bank Financial Inc. offers two variable compensation programs.

The short-term variable compensation program represents an important part of the compensation of officers at National Bank Financial Inc. Under this program, bonuses are awarded every six months based on the percentage of pre-tax income generated by securities operations. The allocation of bonuses among the program participants is approved by the Human Resources Committee of National Bank Financial & Co. Inc., which has a majority of outside directors.

A deferred stock unit plan enables certain officers and employees of National Bank Financial & Co. Inc. and its subsidiaries to share in the company's profits. The amounts granted to participants are converted into deferred stock units with a value equal to the closing price of the common shares of the Bank the day preceding the award of the annual bonus. The deferred stock units are vested over a four-year period commencing one year after they are granted and can only be converted into cash when participants retire or leave the company.

The compensation of G.F. Kym Anthony is approved by the Human Resources Committee of the Board of Directors of National Bank Financial & Co. Inc.

Retirement Benefits for Named Executive Officers

Pension Plan

With the exception of G.F. Kym Anthony, the Named Executive Officers of the Bank participate in a defined benefit pension plan. This plan is fully funded according to the most recent actuarial valuation. For each year of service credited, the plan grants Executive Officers at the level of Chairman or President 2% of average eligible earnings, defined as the average earnings for the 60 highest-paid consecutive months, based on salary and the annual bonus. For the Senior Vice-President level, the calculation is based on 25% of the annual bonus paid, up to a maximum of 20% of salary. This pension is then reduced by the pension acquired under the Canada or Quebec pension plans ("CPP/QPP") while the Named Executive Officer participated in the Bank pension plan, except for the years of participation prior to January 1, 1990 which are reduced by 50%. However, this benefit cannot exceed the maximum pension prescribed under the *Income Tax Act* (Canada), currently $1,722 per year of service credited. The normal retirement age is 60. However, the plan does allow for early retirement, with the employer's consent, as of 55 years of age; the benefits then payable are reduced by the lesser of: 4% for each year of early retirement prior to age 60 or 2% for each year by which the sum of the participant's age and years of service falls short of 90.

G.F. Kym Anthony does not participate in any pension plan.

Post-Retirement Allowance Program

With the exception of G.F. Kym Anthony, the Named Executive Officers of the Bank are also entitled to receive a post-retirement allowance for life.

This program, in which the Named Executive Officers participate, grants an allowance equal to the difference between the pension which would be payable if there were no provision for a maximum pension (maximum 35 years) and the pension actually paid under the pension plan for the years recognized under the Post-Retirement Allowance Program. In order to calculate this supplemental pension for the Chairman and Presidents, the annual bonus recognized is limited to 100% of their salary while for the Senior Vice-President, average eligible earnings are limited to $250,000. The payment conditions of the allowance are identical to those of the pension plan.

SECTION III – INFORMATION ON COMPENSATION (cont.)

ESTIMATED ANNUAL BENEFITS PAYABLE AT RETIREMENT

The following table shows the estimated annual benefits payable under the Bank's pension plan and the Post-Retirement Allowance Program to the Named Executive Officers of the Bank at the level of Chairman, President and Senior Vice-President.

PENSIONS PAYABLE AS OF AGE 60

CHAIRMAN OR PRESIDENT						SENIOR VICE-PRESIDENT					
Average Eligible Earnings (1)	Years of Participation (2)(3)					Average Eligible Earnings (1)	Years of Participation (2)(3)				
	15	20	25	30	35		15	20	25	30	35
($)	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
450,000	132,048	176,497	220,947	265,397	310,516	**150,000**	41,853	50,464	59,075	67,686	76,678
600,000	177,048	236,497	295,947	355,397	415,516	**175,000**	49,270	57,881	66,492	75,103	84,095
750,000	222,048	296,497	370,947	445,397	520,516	**200,000**	56,686	65,297	73,909	82,520	91,511
900,000	267,048	356,497	445,947	535,397	625,516	**225,000**	64,103	72,714	81,325	89,936	98,928
1,050,000	312,048	416,497	520,947	625,397	730,516	**250,000**	71,520	80,131	88,742	97,353	106,345
1,200,000	357,048	476,497	595,947	715,397	835,516	**300,000**	71,520	80,131	88,742	97,353	106,345
1,350,000	402,048	536,497	670,947	805,397	940,516						
1,500,000	447,048	596,497	745,947	895,397	1,045,516						

(1) The sum of the amounts in the "Salary" and "Bonus" columns of the "Summary of Total Compensation of Named Executive Officers" table of the Circular is used to calculate the average eligible earnings.

(2) Years of service credited on the normal retirement date for the purposes of the pension plan have been estimated as follows:
- André Bérard: 37 years
- Réal Raymond: 35 years
- Jean Turmel: 24 years
- Louis Vachon: 26 years

However, the maximum number of years recognized for the purposes of the Post-Retirement Allowance Program is 35.

(3) The pension is payable for life. Upon the participant's death, 60% of the pension is payable to the spouse. If there is no spouse, part of the pension is payable to the dependent children.

EMPLOYMENT CONTRACT AND TERMINATION OF EMPLOYMENT

On November 30, 2000, the Board adopted a program whereby certain Executive Officers would receive a separation allowance in the event their employment is terminated by the Bank following a change in control. A change in control notably means any change in the ownership of Bank shares, be it following the acquisition of shares, a merger or a grouping, resulting in one shareholder owning in excess of 20% of the voting shares of the Bank. Under the terms of this program, the Chairman of the Board and Chief Executive Officer, the President and Chief Operating Officer and the President – Financial Markets, Treasury and Investment Bank would each be entitled to a separation allowance equal to their base salary and average annual bonus for the past three years (or the target annual bonus for eligible Executive Officers who have been in their position for less than three years) for a period of 36 months, up to the normal retirement age. Certain other Executive Officers of the Bank are also covered by this program and could receive a separation allowance equal to their base salary and average annual bonus for the past three years (or the target annual bonus for eligible Executive Officers who have been in their position for less than three years) for a period of 18 to 24 months, up to the normal retirement age. In all cases, the separation allowance would also include an amount equal to the estimated value of the stock options and SARs that would have been granted to them had their employment not been terminated. Moreover, all stock options and SARs already granted would immediately be vested and the Executive Officers would have a maximum of 12 months in which to exercise the options or SARs.

National Bank Financial Inc. and G.F. Kym Anthony have signed an agreement stating the terms and conditions of his compensation in the event that his employment is terminated either by National Bank Financial Inc. or following a change in control. The terms and conditions of this agreement are in line with the program described above, and entitle him to a separation allowance equal to his base salary and his average annual bonus for the past two years for a period of 24 months, up to the normal retirement age.

Indebtedness of Directors and Executive Officers

In the normal course of its operations, the Bank grants loans to its directors, officers and employees.

As at January 1, 2002, total loans outstanding (other than routine indebtedness as defined by Canadian securities legislation) granted notably to directors and Executive Officers of the Bank, as defined below, amounted to approximately $268,847,771. This total includes mortgage loans for an aggregate amount of approximately $247,514,080, personal loans for an aggregate amount of approximately $19,504,036 and investment loans for the purchase of securities of the Bank or its subsidiaries for an aggregate amount of approximately $1,829,655. None of these loans was granted to a director with the exception of a loan granted to Lawrence S. Bloomberg. For the purposes of this section, the term "Executive Officers" includes: the Chairman of the Board and Chief Executive Officer, the Vice-Chairman of the Board, the President and Chief Operating Officer, the President - Financial Markets, Treasury and Investment Bank, the Executive Vice-Presidents, the Senior Vice-Presidents, and other officers of the Bank or one of its subsidiaries who perform a policy-making function in respect of the Bank.

The tables below show loans granted to directors and Executive Officers of the Bank, in accordance with Canadian securities legislation.

Table of Indebtedness of Executive Officers Under Securities Purchase Plans

Name and Principal Occupation	Involvement of the Bank or a Subsidiary	Largest Amount Outstanding During the Financial Year Ended October 31, 2001 ($)	Balance as at January 1, 2002 ($)
G.F. Kym Anthony (1) President and Chief Executive Officer National Bank Financial Inc.	Loan granted by National Bank Financial Inc.	1,272,000	848,000
Michel Tremblay (2) Senior Vice-President - Wealth Management National Bank of Canada and President Natcan Investment Management Inc.	Loan granted by National Bank of Canada	183,017	163,017

(1) Loan granted at the 90-day bankers' acceptance rate in effect from time to time for the purchase of 156,000 common shares of the Bank. The loan is being repaid in full through equal and consecutive annual payments over a period ending in October 2003. The shares have been assigned as security for repayment of the loan.

(2) Loan granted for the purchase of 69,289 class A voting common shares of Natcan Investment Management Inc., as part of this subsidiary's long-term bonus program, encumbered by a movable hypothec securing repayment of the loan. The principal of the loan bears interest at the Bank's prime rate less 2% and, subject to the usual prepayment clauses, at least 5% of the principal is repayable on March 31 of each year. These shares are subject to certain transfer restrictions and are redeemable at any time.

Table of Indebtedness of Directors and Executive Officers Other Than Under Securities Purchase Plans

Name and Principal Occupation	Involvement of the Bank or a Subsidiary	Largest Amount Outstanding During the Financial Year Ended October 31, 2001 ($)	Balance as at January 1, 2002 ($)
G.F. Kym Anthony President and Chief Executive Officer National Bank Financial Inc.	Loans granted by National Bank Financial Inc.	2,216,669 (1)	1,333,347
Lawrence S. Bloomberg Director National Bank of Canada and Special Advisor National Bank Financial Inc.	Loan granted by National Bank Financial Inc.	866,669 (1)	641,630
Yves G. Breton President National Bank Discount Brokerage Inc.	Loans granted by National Bank of Canada	18,000 (1) 55,031 (2)	9,088 49,127
Pierre Brunet Vice-Chairman of the Board National Bank of Canada and Advisor to Management National Bank Financial Inc.	Loan granted by National Bank of Canada	866,669 (1)	641,630
Germain Carrière President and Chief Operating Officer Individual Investor Services National Bank Financial Inc.	Loans granted by National Bank Financial Inc.	1,716,669 (1) 315,199 (2)	1,077,156 108,717
Frank De Vries Senior Vice-President - United States National Bank of Canada	Loan granted by National Bank of Canada	US $577,241 (2)	US $558,718

SECTION III – INFORMATION ON COMPENSATION (cont.)

TABLE OF INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PLANS (cont.)

Name and Principal Occupation	Involvement of the Bank or a Subsidiary	Largest Amount Outstanding During the Financial Year Ended October 31, 2001 ($)	Balance as at January 1, 2002 ($)
Douglas Kemp-Welch (3)	Loan granted by National Bank of Canada	618,249 (2)	616,471
Michel Labonté Senior Vice-President Finance and Control National Bank of Canada	Loan granted by National Bank of Canada	45,000 (1)	22,720
Mario Lecaldare Executive Vice-President and General Manager National Bank Financial Inc.	Loans granted by National Bank of Canada	716,864 (1) 258,000 (2)	440,429 689,562
Enrico Pallotta Senior Vice-President Corporate Banking, Canada National Bank of Canada	Loans granted by National Bank of Canada	101,373 (1) 580,000 (2)	61,751 496,202
Denis Pellerin Senior Vice-President Operational and Market Risk Management National Bank of Canada	Loans granted by National Bank of Canada	90,000 (1)	45,441
Réal Raymond President and Chief Operating Officer National Bank of Canada	Loans granted by National Bank of Canada	504,766 (2)	134,778
Louis Vachon Senior Vice-President Treasury and Financial Markets National Bank of Canada	Loan granted by National Bank of Canada	135,000 (1)	68,161
W. David Wood Executive Vice-President and Chief Administration Officer National Bank Financial Inc.	Loans granted by National Bank Financial Inc. and National Bank of Canada	1,405,480 (1)	770,431

(1) This amount represents one or more personal leveraged loans granted to a director or Executive Officer in order to finance the participant's equity commitments under the NB Affiliate Fund co-investment program. All leveraged loans bear interest at the federal prescribed rate published monthly and are secured by a pledge of the participant's interest in the affiliated partnership. This program provides Officers and eligible employees of the Bank's group of companies the opportunity to co-invest with NB Capital Equity Fund, LP, a company in which the Bank holds an indirect interest in equity and equity-related securities exchangeable or convertible into equity securities of private and sometimes public companies. Officers and eligible employees are offered credit facilities by members of the Bank's group of companies or its affiliates, in particular through limited recourse leveraged loans. Leveraged loans may bear interest and will mature on the earliest of: (i) the 10th anniversary date of the loan, (ii) the termination of the limited partnership, (iii) the sale or disposition of the limited partnership interest held by a participant or (iv) the date the principal amount of the loan otherwise becomes due and payable. The lender will have personal recourse against the participant equal to 50% of the participant's total commitment. Recourse for the balance of the leveraged loan will be limited to the participant's partnership interest and distributions thereon.

(2) This amount represents a loan or the sum of loans granted to a director or Executive Officer of the Bank, which must be disclosed in accordance with the relevant securities legislation. The loan or loans may have been granted in the form of either of the following:

- A personal loan in excess of $25,000 granted for consumer purchases, construction and home improvements and sundry investments, granted according to the standards applicable to clients, except for the interest rate, which ranges between half of the Bank's prime rate and the prime rate, or as a loan granted under a relocation agreement;

- A loan secured by a mortgage on the borrower's main residence, which exceeds the Executive Officer's annual salary; it is granted according to the standards applicable to clients, except for the interest rate, which is at one-third of the Bank's prime rate on the first $50,000 and at the Bank's prime rate less 5% on the amount in excess thereof but such rate cannot be lower than the rate applied to the first $50,000.

(3) Douglas Kemp-Welch held the position of Senior Vice-President – Ontario and Western Canada, National Bank of Canada, until December 10, 2001.

SECTION IV – OTHER INFORMATION

Liability Insurance for Directors and Officers

The Bank is covered by a blended risk insurance program, which includes public liability insurance for directors and officers of the Bank and its subsidiaries. Until August 31, 2001, this policy provided coverage of $100,000,000 with a deductible of $1,000,000 per claim. When this insurance was renewed on September 1, 2001, the deductible was increased to $10,000,000.

This insurance protects directors and officers of the Bank from acts, errors or omissions committed in the course of their duties as directors or officers. Illegal acts and those committed for personal gain are excluded from this coverage. The Bank's insurer estimates that the portion of the annual premium attributable to the public liability insurance for directors and officers is approximately $237,000.

Corporate Governance

The Statement of Corporate Governance Practices of the Bank Incorporating the Guidelines of The Toronto Stock Exchange is presented in Schedule D of the Circular. In the current context of financial market globalization, expanding financial services and the tightening of regulations governing financial institutions in Canada, the Bank reviews its corporate governance practices regularly to ensure their continued effectiveness and relevance. The Statement of Corporate Governance Practices of the Bank was reviewed by the Conduct Review and Corporate Governance Committee and approved by the Bank's Board of Directors. In addition, Schedule C of the Circular contains a description of the various Board committees, including their mandates and activities.

Minutes

A copy of the minutes of the Annual and Special Meeting of Common Shareholders of the Bank held on March 7, 2001 has been mailed to shareholders with the Circular.

Additional Information

The Bank will provide to any person, upon request, a copy of the Annual Report, a copy of the Annual Information Form together with a copy of any document incorporated therein by reference, a copy of the annual consolidated financial statements for the financial year ended October 31, 2001 together with the accompanying auditors' report, a copy of any subsequent quarterly financial statements and a copy of the Management Proxy Circular of the Bank in respect of its most recent annual meeting that involved the election of directors. To obtain copies of these documents, send your request to the Corporate Secretary's Office of the Bank, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec H3B 4L2.

Approval of the Board of Directors

The Board has approved the contents of this Management Proxy Circular and the mailing thereof to the shareholders.

Linda Caty
Vice-President and Corporate Secretary
Montreal, January 24, 2002

SCHEDULE A

Shareholder Proposal

A proposal was submitted to the management of the Bank by the Association for the Protection of Quebec Savers and Investors, a shareholder located at 425 de Maisonneuve West, Suite 1002, Montreal, Quebec H3A 3G5.

Proposal and Statement of Shareholder:

It is proposed that the Board of Directors of National Bank of Canada, in conjunction with the Canadian Bankers Association and the federal government, study the advisability of maintaining offshore subsidiaries in tax havens and that it submit a report in that regard to shareholders no later than five months prior to the date of the annual meeting in 2003.

Tax havens are the bane of the global economy: tax evasion, money laundering, terrorism, criminal activity, illegal transactions, refuge for drug money, etc. They pose a constant threat to the legal economy. Jeffrey Robinson, a U.S. author, exposed to what extent tax havens are a blight on the world as a whole, and Canada in particular which, according to him, is seen as a "candy store" by criminal organizations.

Banks are one of the places, if not the main place, where the proceeds of the illegal economy are exchanged. As good corporate citizens, they should conduct themselves in the best interest of their shareholders and take the necessary measures to counter the corrupt and harmful effects of the global scourge that tax havens represent.

Bank's Position:

The Bank does business around the world and is called on to operate in various jurisdictions in order to meet the needs of its clients.

Regulatory authorities in Canada impose strict obligations on Canadian corporations and financial institutions relating, among other things, to laundering the proceeds of crime and combatting terrorism. The Bank is bound by these rules and all the mechanisms and controls instituted by governments and international bodies.

The Bank and its subsidiaries cooperate with the various authorities to ensure that the free flow of capital is not used for undesirable ends such as money laundering. Consequently, the Bank has adopted rigorous procedures and mechanisms for checking and detecting suspicious financial transactions. These procedures and mechanisms comply with North American and international rules and requirements in this regard.

In making its strategic business decisions, the Bank is always mindful of the best interests of its shareholders and clients while ensuring that it complies with the laws, regulations and procedures of the various jurisdictions in which it operates. Given the above, the Bank respects and will continue to respect the guidelines and legal obligations imposed by Canadian and international authorities that apply to it when it operates in different jurisdictions.

For these reasons, management of the Bank recommends voting **AGAINST** this proposal.

SCHEDULE B

Board and Committee Meetings

Record of Attendance by Directors
for the financial year ended October 31, 2001

Director	Attendance at Board and Committee Meetings: Board	Committees
Pierre Beaudoin (1) (G)	8/12	1/3
André Bérard (2)	13/14	-
Lawrence S. Bloomberg	12/14	-
Pierre Bourgie (ARM) (C) (G)	14/14	17/20
Gérard Coulombe (HR)	14/14	8/9
François J. Coutu (AH) (ARM) (C) (HR)	11/14	25/34
Bernard Cyr (3)	3/3	-
Shirley A. Dawe (AH) (G) (HR)	11/14	24/26
Nicole Diamond-Gélinas (A) (ARM)	14/14	13/13
Jean Douville (A) (ARM)	12/14	13/13
Marcel Dutil (HR)	13/14	9/9
Jean Gaulin (3)	-	-
Paul Gobeil (A) (AH) (ARM) (C) (G)	14/14	35/36
Suzanne Leclair (A) (ARM)	13/14	13/13
Bernard Lemaire (4) (AH) (G)	10/14	14/15
J.-Robert Ouimet (5) (A) (ARM) (C)	11/14	4/12
Robert Parizeau (AH) (G) (HR)	14/14	26/26
E.A. (Dee) Parkinson-Marcoux (6) (HR)	11/14	4/6
Réal Raymond (2)	13/14	-
Roseann Runte (3)	6/7	-
Jean Turmel (2)	14/14	-
Dennis Wood (7) (G)	8/9	1/3

(1) Mr. Beaudoin resigned on October 16, 2001.

(2) Mr. Bérard, Mr. Raymond and Mr. Turmel attended meetings of the various committees from time to time at the invitation of the committees.

(3) These three directors were appointed during the financial year. Ms. Runte was appointed in April, Mr. Cyr in August and Mr. Gaulin in October.

(4) Mr. Lemaire was a member of the Conduct Review and Corporate Governance Committee until March 2001.

(5) Mr. Ouimet was a member of the Audit and Risk Management Committee until June 21, 2001.

(6) Ms. Parkinson-Marcoux was appointed to the Human Resources Committee in March 2001.

(7) Mr. Wood was elected to the Board and appointed to the Conduct Review and Corporate Governance Committee in March 2001.

Summary of the Number of Board and Committee Meetings
for the financial year ended October 31, 2001[8]

Board of Directors	14
Conduct Review and Corporate Governance Committee (G)	6
Human Resources Committee (HR)	9
Ad hoc Human Resources Committee (AH)	11
Audit and Risk Management Committee (ARM)	8
Credit Committee (C)	6
Audit Committee (A)	5

(8) On March 7, 2001, the responsibilities of the Credit Committee and the Audit Committee were assigned to a new committee, the Audit and Risk Management Committee. For more information, please refer to the "Committees of the Board" section in Schedule C of the Circular.

SCHEDULE C

COMMITTEES OF THE BOARD

The Bank's Board of Directors delegates responsibilities to various committees in order to increase its effectiveness. The Board adopted a structure comprised of three standing committees, namely, the Audit and Risk Management Committee, the Human Resources Committee and the Conduct Review and Corporate Governance Committee, and approved the mandates thereof. In addition, an ad hoc Human Resources Committee was created this year in order to make recommendations to the Board regarding succession to the position of Chairman of the Board and Chief Executive Officer. The committees, through the various committee chairs, must provide the Board with a report on their deliberations. A record of attendance by directors and a summary of the number of committee meetings held are presented in Schedule B of the Circular.

AUDIT AND RISK MANAGEMENT COMMITTEE

This year, the Bank's Board of Directors approved the creation of the Audit and Risk Management Committee. The responsibilities previously vested in the Credit Committee and the Audit Committee were assigned to this new committee, in addition to risk management responsibilities. This committee was set up in response to the profound changes affecting the financial services sector in the area of risk management. The Committee monitors the methods used to present the Bank's financial information and ensures that effective internal control measures are in place. It is also responsible for reviewing the Bank's credit policies and procedures and providing the Board with assurance that the risks to which the Bank is exposed have been identified, and are being managed and controlled in an effective and appropriate manner.

The Committee is comprised of six outside directors, at least one of whom has a professional designation and experience in accounting or financial analysis.

Members(1)

Jean Douville, Chair
Pierre Bourgie
François J. Coutu
Nicole Diamond-Gélinas
Paul Gobeil
Suzanne Leclair

(1) J.-Robert Ouimet was a member of this Committee until June 21, 2001.

Mandate and activities

The Committee:

- reviews all financial information documents, notably the quarterly and annual financial statements of the Bank, and recommends approval thereof to the Board of Directors;
- monitors the investments and transactions which could adversely affect the Bank's financial health;
- reviews management's reports on disputes and other claims which could have a material impact on the financial position of the Bank;
- monitors the process by which the internal auditor is appointed or removed and makes recommendations concerning the appointment and remuneration of the external auditors; examines, on an annual basis, the mandate, nature and scope of internal and external audit work;
- ensures cooperation between internal audit personnel and external auditors and sees that the necessary measures are taken to follow up on the recommendations of the internal and external auditors;
- reviews and discusses with external auditors their written reports detailing all factors that could have an impact on their independence and objectivity; recommends measures to be taken by the Board to ensure the independence of external auditors;
- meets with representatives from the Office of the Superintendent of Financial Institutions Canada ("OSFI");
- ensures the implementation of a corporate compliance program which is in line with banking regulations and OSFI guidelines and in this regard reviews an annual compliance report from management;
- reviews and approves loans exceeding the powers delegated to management;
- approves any transaction between the Bank and its related parties in accordance with the provisions of the Act and makes recommendations thereon to the Board of Directors;
- ensures that non-performing loans are monitored and approves the loan loss provisions and general allowance of the Bank;
- approves and reviews, at least once a year, the effectiveness of policies on market risk, capital, liquidity and funding management;
- reviews the Outsourcing Risk Management Policy and makes recommendations thereon to the Board of Directors; and
- reviews the annual self-assessment reports of the Bank on the compliance of policies, procedures and controls with the standards of the Canada Deposit Insurance Corporation ("CDIC").

HUMAN RESOURCES COMMITTEE

This Committee supervises and approves Bank policies and practices with regard to human resources.

The Committee is comprised of six outside directors of the Bank.

Members

Robert Parizeau, Chair
Gérard Coulombe
François J. Coutu
Shirley A. Dawe
Marcel Dutil
E.A. (Dee) Parkinson-Marcoux

Mandate and activities

The Committee:

- reviews and recommends that the Board adopt policies in matters of total compensation for employees and Officers of the Bank;
- appraises the performance of Officers and annually reviews their total compensation based on the objectives assigned to them and the results achieved;
- studies various aspects of the compensation of Officers and submits recommendations to the Board as appropriate;
- examines and comments on the Bank's management succession plan, executive succession planning, as well as the profiles of Officers likely to be promoted; and
- oversees the management of the pension plans and pool fund.

Conduct Review and Corporate Governance Committee

This Committee is responsible for monitoring matters relating to corporate governance and strengthening the Bank's corporate governance rules. As part of its review function, the Committee also oversees the application of specific provisions of the Act and ensures compliance therewith.

The Committee is comprised of five outside directors of the Bank.

Members(1)

Paul Gobeil, Chair
Pierre Bourgie
Shirley A. Dawe
Robert Parizeau
Dennis Wood

(1) Pierre Beaudoin was a member of this Committee until October 16, 2001.

Mandate and activities

The Committee:

- makes recommendations to the Board concerning the adoption of the Bank's orientations, policies and practices with respect to corporate governance and ensures compliance;
- drafts and reviews the criteria for selecting new directors as well as the procedure for selecting and appointing new directors, and makes recommendations thereon to the Board; periodically reviews the structure, mandate and composition of the Board's committees;
- appraises the performance and effectiveness of the Board and its committees and periodically submits reports on the results obtained to the Board;
- periodically examines the impact of the Board's size and composition on its activities;
- organizes and reviews training programs for directors and proposes a new orientation program for new directors of the Bank;
- makes recommendations concerning the remuneration and allowances for directors;
- monitors recent developments concerning corporate governance, particularly the modernization of CDIC Standards of Sound Business and Financial Practices, and reviews its corporate governance practices in light of recent developments;
- reviews Bank procedures which ensure that transactions with related parties of the Bank comply with the Act and reviews Bank practices in order to identify any transactions with related parties that could have an adverse effect on the Bank's stability or solvency; establishes assessment criteria for determining whether the value of transactions with related parties of the Bank are nominal or immaterial to the Bank;
- monitors the mechanisms and procedures established by the Board governing conflicts of interest, use of confidential information, disclosure of information to clients in accordance with the requirements of the Act, and the settlement of customer complaints; and
- reviews the Code of Ethics that applies to directors, officers and employees of the Bank and its subsidiaries.

Ad Hoc Human Resources Committee

This Committee was created on January 25, 2001.

The Committee was comprised of five outside directors of the Bank.

Members

Robert Parizeau, Chair
François J. Coutu
Shirley A. Dawe
Paul Gobeil
Bernard Lemaire

Mandate and activities

The Committee:

- examined and evaluated internal and external candidates for the positions of President and Chief Executive Officer and Chairman of the Board;
- held individual meetings and discussions with outside directors in order to obtain their opinion regarding the abilities and qualities of the proposed candidates;
- consulted with outside advisors; and
- made recommendations to the Board of Directors regarding:

  i) the separation of the functions of Chief Executive Officer and Chairman of the Board

  ii) the appointment of a President and Chief Executive Officer

  iii) the appointment of a Chairman of the Board, and

  iv) the transitional measures

The ad hoc Human Resources Committee ceased its activities on July 5, 2001.

SCHEDULE D

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices of the Bank Incorporating the Guidelines of The Toronto Stock Exchange

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank
1. The board of directors should explicitly assume responsibility for the stewardship of the bank and more particularly, for:	• The Board of Directors oversees the management of the business and affairs of the Bank either directly or through its committees. The objectives of the Board are to protect the Bank's assets and to ensure its viability, profitability, continuity and development.
(a) the adoption of a strategic planning process;	• The Board reviews the Bank's business objectives and approves management's strategies and business plans required to achieve these objectives. Periodically, a Board meeting is devoted to a strategic planning session. Follow-up is done on a regular basis to allow directors to see changes in strategies and to ensure that they are carried out.
(b) the identification of the principal risks associated with the business of the bank and ensuring the implementation of appropriate systems to manage these risks;	• The Board, through its Audit and Risk Management Committee, discusses the principal risks of the Bank and monitors the appropriate policies and systems to manage the risks related, in particular, to credit, capital, liquidity, foreign exchange, interest rate and securities portfolio management.
(c) succession planning, including appointing, training and monitoring senior management;	• A presentation is made annually to the Human Resources Committee on the results of the appraisal and the succession plan, determining the strengths and weaknesses of the Bank's officers and establishing development needs, as necessary.
(d) a communications policy;	• The Board sets up systems to ensure effective communication between the Bank, its shareholders, its clients, financial analysts, the media and the public. The Audit and Risk Management Committee reviews, in particular, press releases presenting financial results and the Annual Information Form, and makes recommendations to the Board. The Board emphasizes transparency in the communication of information to all shareholders, clients and the general public. The Bank periodically reviews its disclosure policies so that disclosure of information is complete, accurate and timely. The Bank's quarterly reports and related conference calls are made available in real time on the Bank's website (www.nbc.ca). • The Bank answers questions from shareholders, investors and financial analysts through its Investor Relations Department, the Corporate Secretary's Office or National Bank Trust Inc., the Bank's transfer agent and registrar. • The Act requires that the Bank implement mechanisms to communicate information to clients concerning interest rates, bank fees and the cost of borrowing. The Bank has set up such systems, which are reviewed annually by the Conduct Review and Corporate Governance Committee. • The Ombudsman of the Bank handles customer complaints that could not be settled through the administrative channels set up within the Bank.
(e) the integrity of internal control and management information systems.	• The Board, through its Audit and Risk Management Committee in consultation with the internal auditor and management of the Bank, examines the integrity of both the internal and external procedures for presenting the Bank's financial information as well as the effectiveness of the Bank's internal control mechanisms. Each year, the Bank's Internal Audit sector submits a report on the quality of the Bank's internal control system to this committee.

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank
2. A majority of the directors should be "unrelated".	• As at October 31, 2001, five directors were related to the Bank according to the definition of an "unrelated director"[1] provided by The Toronto Stock Exchange. The Conduct Review and Corporate Governance Committee is of the opinion that the other directors are unrelated to the Bank. To the best of its knowledge, the Bank does not have a major shareholder who could cast a majority of votes to elect members of the Board. • The Bank complies with the provisions of the Act concerning the authorized number of directors "affiliated with the Bank". As at October 31, 2001, eight of the 21 directors were "affiliated with the Bank"[2] as defined by the Act. Consequently, the Bank complies with the requirements of the Act and the guidelines of The Toronto Stock Exchange.
3. The application of the definition of "unrelated director" to the circumstances of each director should be the responsibility of the board, as well as the disclosure on an annual basis of the analysis of the application of the principles supporting this conclusion and whether the board has a majority of unrelated directors.	• The Board, through the Conduct Review and Corporate Governance Committee, is responsible for overseeing the application of the definition of "unrelated director" under the guidelines of The Toronto Stock Exchange. This committee analyzed all the business and related party relationships of the directors with the Bank or its subsidiaries, as applicable. It was determined that the majority of directors are unrelated to the Bank.
4. The board should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated, and assign to such committee the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	• The Board has assigned the Conduct Review and Corporate Governance Committee the duty of submitting nominees to the Board for the position of director. This committee is composed exclusively of outside directors who are unrelated to the Bank. • The objective of the Board is to recruit directors who have competencies, abilities and pertinent expertise in growth markets. The Board also takes into consideration the nominees' place of residence and knowledge of regional and national issues. The Conduct Review and Corporate Governance Committee periodically reviews selection criteria for directors. These criteria guide the committee in making its recommendations to the Board. This committee is also mandated to re-assess each year the eligibility and availability of directors who are nominated for re-election.
5. The board should implement a process to be monitored by the appropriate committee, for assessing the effectiveness of the board and the committees of the board, as well as the contribution of individual directors.	• The Conduct Review and Corporate Governance Committee is delegated by the Board to implement a process allowing the committee to assess the effectiveness of the Board and its committees. Accordingly, directors must complete a self-assessment questionnaire concerning the overall performance of the Board and its committees, of the availability of information required for decision-making and the capacity, in terms of knowledge, of the members of the Board and the committees to process this information for each strategic activity of the Board and the committees. The questionnaire also covers the directors' evaluation of the general operation of the Board and its committees; for example, the frequency of meetings, the participation rate of the members and the attendance of meetings by members. • In order to ensure an impartial process, the duly completed questionnaires are sent to an independent firm of experts to compile the results. On receipt of the results, the Chair of the Conduct Review and Corporate Governance Committee apprises the committee members of the results of the self-assessment. The complete study of the results is transmitted to the committee members and to the chairs of the other committees. The Chair of the Conduct Review and Corporate Governance Committee reports on the results of the self-assessment to the Board and presents the recommendations of this committee.

(1) An "unrelated director" is a "director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding."

(2) A director "affiliated with the Bank" is a director who is an officer or an employee of the Bank or of a corporation controlled by the Bank or a person who, directly or through companies with whom such person is affiliated, maintains significant relationships with the Bank covering a range of business or shareholding situations, as defined more fully in banking regulations, as well as the spouse of such person.

SCHEDULE D (cont.)

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank
6. Provide an orientation and training program for new recruits to the board.	• This year, the Conduct Review and Corporate Governance Committee proposed a new orientation program for new directors on the Bank's Board in order to give them an overview of the Bank and its operations. Meetings are arranged with key Senior Management personnel so that directors can discuss with them the main activities and major challenges facing the Bank. • The Conduct Review and Corporate Governance Committee set up a training program for directors, which was implemented following consultation with directors to identify the training needs of the members of the Board. • The Directors' Handbook, which describes the responsibilities and obligations of directors, the organizational structure and the mandates of the Board and its committees, is distributed to all directors. • Special presentations are made to directors at regular meetings on technical, strategic and corporate governance issues, among other topics.
7. The board should examine its size with a view to determining the impact of the number of directors upon effectiveness, and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	• The Board, through the Conduct Review and Corporate Governance Committee, periodically examines the impact of its size and composition on its activities in order to maintain a balance between the directors' competencies and experience that will support the Bank's strategic orientations and requirements in the future. • The retirement age of directors is being gradually lowered from 70 to 65 according to a procedure proposed by the Conduct Review and Corporate Governance Committee and approved by the Board.
8. The board should review the adequacy and form of the compensation of directors in light of the risks and responsibilities involved in being an effective director.	• The Conduct Review and Corporate Governance Committee periodically examines the compensation of directors and makes recommendations thereon to the Board. The committee therefore takes into consideration the types of compensation and the amounts paid to directors of Canadian financial institutions and comparable public Canadian companies. • The Board has established ownership requirements, according to which directors must hold a minimum of 2,000 shares. • The Bank offers directors the possibility of receiving all or a portion of their compensation directly in the form of stock, cash, deferred stock units, or any combination thereof.
9. The committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.	• The Audit and Risk Management Committee, the Human Resources Committee and the Conduct Review and Corporate Governance Committee are composed exclusively of directors who are non-management members. None of the directors on the Audit and Risk Management Committee or the Conduct Review and Corporate Governance Committee is a related director of the Bank. Only one director on the Human Resources Committee is related to the Bank.
10. The board of directors should assume responsibility for developing the approach to governance issues, or assign such responsibility to a committee of the board. The committee would, among other things, be responsible for responding to the TSE guidelines.	• The Conduct Review and Corporate Governance Committee is responsible for preparing and overseeing the Bank's approach to corporate governance and it makes recommendations thereon to the Board. It monitors corporate governance issues that apply to the Bank. This committee and the Board examine and approve the manner in which the Bank responds to the guidelines of The Toronto Stock Exchange. This year, the committee met six times.

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank
11. (a) The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities.	• Mandates or position descriptions have been prepared for the Board and its committees as well as for the Chairman of the Board and Chief Executive Officer, specifying their respective responsibilities. • The Board has delegated certain specific authority to management. The responsibilities that are not expressly assigned to management remain vested in the Board. • The Act limits the powers that may be delegated by the Board to management; more specifically, the declaration of dividends and the approval of annual financial statements are matters within the exclusive purview of the Board.
11. (b) The board should approve or develop the general objectives of the bank which the CEO is responsible for meeting.	• The general objectives that the Chairman of the Board and Chief Executive Officer must achieve are based on the Bank's performance objectives established in the strategic plan, which is approved by the Board. The mandate of the Chairman of the Board and Chief Executive Officer provides for the presentation to the Board of an analysis of the achievement of the strategies of the major sectors of the Bank and its subsidiaries.
12. (a) The board should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to: (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".	• The Board has assigned responsibility for ensuring the Board's effectiveness and independence to the Conduct Review and Corporate Governance Committee. • As of March 13, 2002, the functions of Chairman of the Board and of President and Chief Executive Officer of the Bank will be separate. The Chairman of the Board will be responsible for ensuring that the Board discharges its responsibilities effectively and independently. The Conduct Review and Corporate Governance Committee has examined a position description for the Chairman of the Board, which was approved by the Board.
12. (b) Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.	• In order to increase the Board's independence from management, the outside directors periodically hold in camera meetings under the leadership of the Chair of the Conduct Review and Corporate Governance Committee. During the past financial year, outside directors met in camera seven times. These meetings are followed by a discussion with the Chairman of the Board and Chief Executive Officer.
13. (a) The audit committee should be composed only of outside directors.	• The Audit and Risk Management Committee is composed exclusively of outside directors of the Bank.

SCHEDULE D (cont.)

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank
13. (b) The role and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal controls, it is the responsibility of the audit committee to ensure that management has done so.	• This year, the Bank's Board of Directors approved the creation of the Audit and Risk Management Committee. The responsibilities previously vested in the Credit Committee and the Audit Committee were assigned to this new committee, in addition to risk management responsibilities. This committee was set up in response to the profound changes affecting the financial services sector in the area of risk management. The committee is responsible for assuring the Board that the risks to which the Bank is exposed are identified and that they are properly and effectively managed and controlled. This committee was also set up as a result of the adoption of new Standards of Sound Business and Financial Practices focusing on risk management and solid corporate governance. The Audit and Risk Management Committee analyzes, examines and monitors issues related to the management of material financial and non-financial risks to which the Bank is exposed. • The Board approved the mandate of the Audit and Risk Management Committee. The audit function of the committee's mandate provides that the committee is to examine quarterly and annual consolidated financial statements, make recommendations to the Board regarding the appointment of external auditors, their compensation and their independence, and assess in conjunction with the auditors and management the adequacy of internal controls and the integrity of the procedures established by the Bank to identify and manage risk. The committee also examines the adequacy of the established procedures in order to comply with the laws and regulations applicable to the Bank.
13. (c) The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	• The Audit and Risk Management Committee periodically meets with internal and external auditors in the absence of other management members in order to discuss specific issues with them.
14. The board of directors should implement a system that enables an individual director to engage an outside advisor at the expense of the bank in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	• A director may, if necessary, engage outside advisors at the expense of the Bank, by authority of the Conduct Review and Corporate Governance Committee, or in the event of an emergency, by authority of the Chair of this committee.

GENERAL INFORMATION

For a change of address, information on dividends or share certificate transfers, or other shareholder administrative issues, shareholders are requested to contact National Bank Trust Inc. directly.

By telephone

1-800-341-1419 (toll-free)
(514) 871-7171 (Montreal)
Monday to Friday
8:30 a.m. to 5:00 p.m. (Eastern Standard Time)

By fax

(514) 871-3673

By e-mail

clientele@tbn.ca

By mail

National Bank Trust Inc.
Share Ownership Management
P.O. Box 888, Station B
Montreal, Quebec
H3B 9Z9

Investors, brokers and securities analysts requiring financial information are asked to contact:

Elaine Carr

Director
Investor Relations
(514) 394-5000, ext. 0296
elaine.carr@bnc.ca

National Bank of Canada website

www.nbc.ca

Head Office

National Bank Tower
600 de La Gauchetière West, 4th Floor
Montreal, Quebec
H3B 4L2

Legal deposit
1st Quarter 2002

Bibliothèque nationale du Québec

ISBN 2-921-835-23-1

03 SEP 29 AM 7:21

Report to Shareholders

Third Quarter 2003

National Bank posts excellent results for the third quarter of fiscal 2003 and achieves all of its objectives

- *Net income of $162 million compared to $26 million for the corresponding quarter of 2002*
- *Record earnings per share of 89 cents versus 12 cents for the third quarter of 2002*
- *Two-fold increase in net income for Wealth Management over the corresponding period of 2002*
- *Excellent credit quality maintained*

MONTREAL, August 28, 2003 – National Bank of Canada reported solid net income of $162 million for the third quarter ended July 31, 2003 compared to $138 million for the previous quarter (an increase of 17%) and $26 million for the corresponding quarter of 2002. In the third quarter of 2002, the Bank had recorded an impairment charge of $112 million (after taxes) further to the revaluation of its investment in an information technology firm.

Excluding this charge, net income for the third quarter of 2003 was up $24 million or 17% over the third quarter of 2002. Earnings per share were a record $0.89 for the quarter versus $0.73 for the previous quarter and $0.12 for the corresponding quarter of 2002 ($0.73 excluding the impairment charge, for an increase of 22%). Return on common shareholders' equity was 17.3% for the quarter compared to 14.8% for the previous quarter and 2.3% for the third quarter of 2002 (14.6% excluding the impairment charge).

All sectors contributed to the Bank's excellent third-quarter results, especially Wealth Management, which posted net income of $21 million, for an increase of $11 million or 110% over the corresponding quarter of 2002, owing to renewed trading by individuals and the contribution of Altamira. In relation to the previous quarter, net income at Wealth Management rose $4 million or 24%.

Personal and Commercial recorded net income of $86 million for the third quarter of 2003, up $14 million or 19% over the previous quarter. Net income at Personal and Commercial for the corresponding period of 2002 was $84 million.

	For the quarter ended July 31		
	2003	2002	%
Net income			
Personal and Commercial	86	84	+2
Wealth Management	21	10	+110
Financial Markets	61	55	+11
Other	(6)	(123)	
Total	162	26	+523
Earnings per share	$0.89	$0.12	+642
Return on common shareholders' equity	17.3%	2.3%	

	For the nine months ended July 31		
	2003	2002	%
Net income			
Personal and Commercial	249	216	+15
Wealth Management	57	50	+14
Financial Markets	162	190	-15
Other	(2)	(162)	
Total	466	294	+59
Earnings per share	$2.50	$1.47	+70
Return on common shareholders' equity	16.6%	10.1%	

Net income at Financial Markets was $61 million for the third quarter of 2003 compared to $37 million for the previous quarter and $55 million for the third quarter of 2002. Treasury's excellent performance and a slight rally in trading by institutional investors accounted for the rise in the sector's net income.

Commenting on these results, Réal Raymond, President and Chief Executive Officer, pointed out that National Bank has met, and in many cases exceeded, its target objectives. "I am very pleased with the Bank's strong performance since the start of the fiscal year," he stated. "The Bank continues to actively pursue its strategic priorities."

For the nine-month period ended July 31, 2003, net income stood at $466 million, for an increase of $172 million or 59% compared to the corresponding period of 2002 (up $60 million or 15% excluding the impairment charge for an investment). Earnings per share reached $2.50 for the period compared to $1.47 for the corresponding period of 2002 ($2.08 excluding the impairment charge). Aside from the impairment charge taken in 2002, the decline in the provision for credit losses was the main driver behind the strong increase in net income for the period.

As at July 31, 2003, specific and general allowances exceeded gross impaired loans by $172 million compared to $159 million as at October 31, 2002.

During the quarter, the Bank completed its normal course issuer bid for the repurchase of 9.1 million common shares.

Business Development

The Bank continued to ensure integration with its partners under the agreements concluded last year and to maximize the resulting business opportunities. In fact, following the distribution agreement signed in November 2002 with Investors Group, Great-West Life and London Life, the Bank's products are now available, under the Investors Group banner, through all of this company's offices across Canada. Great-West Life and London Life will also begin offering the Bank's products in the fall.

The Bank also finalized the integration of *Altamira Securities*, a brokerage subsidiary of Altamira, the fund manager and distributor it acquired in June 2002, with its own National Bank Discount Brokerage subsidiary. As of September 8, customers of this firm, which will now go by the name *Altamira Securities, a Division of National Bank Discount Brokerage*, will be able to take advantage of competitively-priced service featuring an attractive range of products and detailed statements of account, in addition to the support of a top-rated team of representatives. The new *Altamira Securities* website will also offer customers a wealth of information and financial advice and allow them to carry out their transactions online.

In keeping with its strategy of making further inroads into its markets outside Quebec, on July 10, 2003, the Bank signed a new partnership agreement for the distribution of its banking products with MD Management Ltd., a subsidiary of the Canadian Medical Association. MD Management Ltd. is the only financial services organization dedicated to understanding and meeting the financial needs of Canadian physicians and their families. It has over $14 billion in assets under management and serves tens of thousands of Canadian physicians. Under the terms of this 5-year agreement, Financial Consultants at MD Management will offer the Bank's complete range of products to their customers, thereby ensuring that all their financial needs are met.

Lastly, a new team of account managers based throughout Quebec was set up in May to provide personalized advisory services to a group of business clients with deposits at the Bank. This initiative will enable us to foster closer ties with this lucrative clientele and to offer new products and services to these businesses as well as their managers.

For more information:

Michel Labonté
Senior Vice-President
Finance and Technology
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Quarterly financial statements are available at all times on the National Bank of Canada website at **www.nbc.ca/investorrelations.**

Conference call on results for the third quarter of 2003

- A conference call for financial analysts will be held on **August 28, 2003 at 1:30 p.m. Eastern time.**
- Access by telephone:
  1-800-273-9672 or (416) 695-5806
- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call

- A recording of the conference call can be heard until September 4, 2003 by calling 1-800-408-3053 or (416) 695-5800. The access code is 1462970.
- A recording of the webcast will also be available on the Internet after the call at **www.nbc.ca/investorrelations.**

Management's Discussion and Analysis of Financial Condition and Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the third quarter and for the nine-month period ended July 31, 2003.

Strategic Objectives

The National Bank published its strategic objectives for fiscal 2003 in its 2002 Annual Report. The table below compares these objectives with the results for the third quarter and the nine-month period ended July 31, 2003.

	Objectives	3rd quarter results	First 9-month results
Growth in earnings per share	5% - 10%	22%[1]	20%[1]
Return on common shareholders' equity	14% - 16%	17.3%	16.6%
Tier 1 capital ratio	8.75% - 9.50%		9.5%
Dividend payout ratio	30% - 40%		32%

[1] Excluding the impairment charge for an investment in 2002

Analysis of Results

Operating Results

For the third quarter ended July 31, 2003, the National Bank earned net income of $162 million, compared to $26 million for the third quarter of 2002 ($138 million if the impairment charge for an investment is excluded). Earnings per share were $0.89 for the quarter versus $0.12 for the corresponding period of 2002 ($0.73 if the impairment charge for an investment is excluded). Return on common shareholders' equity rose to 17.3% for the third quarter of 2003 as against 2.3% for the quarter ended July 31, 2002 (14.6% if the impairment charge for an investment is excluded).

For the nine-month period ended July 31, 2003, the National Bank recorded net income of $466 million compared to $294 million for the same period of 2002, representing an increase of 59% ($60 million or 15% if the impairment charge for an investment is excluded). At $2.50 for the first nine months of fiscal 2003, earnings per share were up 70% versus $1.47 for the corresponding period of 2002 ($0.61 per share or 20% if the impairment charge for an investment is excluded). Return on common shareholders' equity rose to 16.6% for the nine-month period ended July 31, 2003 versus 10.1% for the first nine months of 2002 (14.2% if the impairment charge for an investment is excluded).

Revenues

Total revenues for the third quarter of 2003 were $851 million, an increase of $194 million, or 30%, compared to $657 million for the year earlier period.

Net interest income amounted to $305 million for the third quarter of 2003, down $41 million from $346 million for the corresponding period of 2002. The decrease was primarily due to interest charges on index-linked deposits for which returns are tied to that of external traders. Revenues generated by the External Trader Program are recorded as income from trading activities and included with other income, while interest on deposits for which returns are linked to that of the External Trader Program are included with net interest income. This program's solid performance during the quarter accounted for the decline in net interest income for Financial Markets as well as part of the increase in income from trading activities. Moreover, net interest income for Personal and Commercial rose by $17 million or 6% to $316 million, mainly owing to the spread, which improved from 3.11% in the third quarter of 2002 to 3.24% this quarter.

Other income for the quarter totalled $546 million as against $311 million for the third quarter of 2002, up $235 million. Capital market fees rose $11 million as trading activity by both individual and institutional investors on capital markets picked up. Income from trading activities and gains on securities increased $189 million to $109 million. In the third quarter of 2002, the Bank had recorded a $137 million impairment charge for an investment in a technology company. The remainder of the difference stemmed primarily from trading activities at National Bank Financial and Treasury, in particular, the External Trader Program. Income from trust services and mutual funds grew by $14 million, or 37%, owing primarily to the addition of income from Altamira.

For the first nine months of 2003, total revenues amounted to $2,459 million, for an increase of $226 million, or 10%, over the same period in 2002. The rise was chiefly attributable to trading activities and gains on securities, in particular, the $137 million impairment charge on an investment in 2002 and the solid performance of trading activities at Treasury and National Bank Financial, including the contribution of activities at Putnam Lovell.

Management's Discussion and Analysis of Financial Condition and Results (cont.)

Operating Expenses

Operating expenses for the third quarter of 2003 were $558 million compared to $508 million for the corresponding period of 2002. Salaries and employee benefits, representing $325 million and 58% of operating expenses, increased $46 million, mainly due to the acquisition of Altamira and the variable compensation at Treasury and National Bank Financial.

For the nine-month period ended July 31, 2003, operating expenses were $1,635 million, up $135 million, including $93 million attributable to the acquisition of Altamira and Putnam Lovell. If the impact of acquisitions is excluded, operating expenses increased 3% compared to the same period of 2002.

Results by Segment

The revenues of each segment are presented on a taxable equivalent basis, i.e., they are grossed up to make the tax-exempt income earned on certain securities comparable with income from other financial instruments. An equivalent amount was added to income taxes. In addition, the provision for credit losses of each operating segment is based on expected losses which are calculated using statistical analyses. The difference between expected losses and actual losses is charged to the "Other" heading.

Personal and Commercial

Personal and Commercial posted net income of $86 million compared to $84 million for the corresponding period of 2002, which had been the best quarter of 2002 for this segment. Net interest income, which totalled $316 million, rose $17 million owing mainly to the spread, which went from 3.11% in the third quarter of 2002 to 3.24% this quarter. Other income was up by $6 million to $165 million, primarily attributable to commercial lending fees and insurance activities. Operating expenses for the quarter were $295 million compared to $273 million for the third quarter of 2002. Nearly 20% of the increase stemmed from investments required for new partnerships. Expected losses remained relatively stable at $52 million for the quarter compared to $53 million for the corresponding quarter of 2002.

For the first nine months of 2003, net income for Personal and Commercial amounted to $249 million, up $33 million or 15%. Net interest income was $928 million, an increase of $41 million, or nearly 5%, primarily due to the spread, which improved 12 basis points to 3.22% for the first nine months of 2003. Other income was up $26 million, or almost 6%, to $468 million chiefly owing to commercial lending fees and revenues from insurance and credit card activities. Operating expenses for the quarter were $850 million, or $30 million more than for the same period of 2002. The efficiency ratio improved, dipping from 61.7% for the first nine months of 2002 to 60.9% for the period ended July 31, 2003.

Wealth Management

Net income for the Wealth Management segment reached $21 million for the third quarter of 2003, more than double that for the corresponding quarter a year earlier. Revenues amounted to $166 million this quarter versus $138 million for the same period of 2002, representing growth of 20%. The addition of $15 million in revenues from Altamira as well as increased trading activity by individuals on capital markets accounted for the strong growth in income for this segment. Operating expenses for the third quarter were $132 million compared to $120 million for the same period of 2002. The increase was due to the addition of operating expenses from Altamira and variable compensation at the Bank's brokerage subsidiary.

For the nine-month period ended July 31, 2003, net income for Wealth Management amounted to $57 million as against $50 million for the same period a year earlier, up 14%. The contribution of Altamira, offset in part by lower brokerage activities, accounted for the growth during the period.

Financial Markets

For the third quarter of 2003, Financial Markets posted net income of $61 million as against $55 million for the same period of 2002, for an increase of $6 million or 11%. Revenues for the quarter reached $232 million, up $30 million or 15%, primarily due to income from trading activities at both Treasury and National Bank Financial. At $129 million, operating expenses rose by $26 million compared to the third quarter a year earlier. Nearly half of the increase was attributable to variable compensation at Treasury and the Bank's brokerage subsidiary while the remainder was due to the addition of Putnam Lovell expenses. Expected loan losses were $9 million for the 2003 third quarter compared to $11 million for the same period of 2002.

For the first nine months of 2003, net income for Financial Markets was $162 million, down $28 million from the same period a year earlier. Revenues were $656 million for the period compared to $629 million for the corresponding period of 2002, for an increase of 4%. Operating expenses were $374 million for the nine-month period ended July 31, 2003, versus $296 million for the same period a year earlier. Most of the increase was attributable to Putnam Lovell operating expenses. The provision for credit losses for the nine months was $31 million as against $32 million for the same period in 2002.

Management's Discussion and Analysis of Financial Condition and Results (cont.)

Other

The net loss for the "Other" heading totalled $6 million for the third quarter of 2003 compared to a loss of $123 million for the same period in 2002. In the third quarter of 2002, the Bank had recorded a $112 million (after tax) impairment charge for an investment in a technology company.

For the nine-month period ended July 31, 2003, the net loss for the "Other" heading was $2 million as against $162 million for the corresponding period of 2002. Revenues were higher by $105 million mainly because of an impairment charge for an investment recorded a year earlier. The favourable $299 million variance for the provision for credit losses was primarily due to the revision of the estimated allowance of $185 million in the first quarter of 2002, the $100 million loss for the telecommunications sector, the $30 million reduction in the general allowance for credit risk and the difference between the expected losses charged to the business units and the actual losses incurred. These favourable variances were offset in part by the $115 million net gain recorded in 2002 under "Discontinued Operations" generated by the sale of U.S. asset-based lending operations.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $45 million as against $62 million for the corresponding quarter of 2002. For the first nine months of fiscal 2003, credit losses were $127 million compared to $437 million for the same period a year earlier. Excluding the revision of the estimated allowance of $185 million recorded in 2002, the provision for credit losses was reduced by $125 million for the period.

As at July 31, 2003, allowances for credit losses exceeded impaired loans by $172 million, compared to $159 million as at October 31, 2002, for an improvement of $13 million. New formation of gross impaired loans (less recoveries) amounted to $40 million for the quarter compared to $37 million for the previous quarter.

The ratio of gross private impaired loans to total tangible capital and allowances was 13.2% as at July 31, 2003, versus 14.1% as at October 31, 2002.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in more detail on page 49 of the 2002 Annual Report.

The following table entitled "Trading Activities" illustrates the distribution of market risk by type of risk, namely, interest rate, foreign exchange and commodity and equity price risk. For the third quarter of 2003, price risk was presented in two components: equities and commodities. Global VaR as at July 31, 2003 was at more or less the same level as for the previous quarter.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended July 31, 2003				For the quarter ended April 30, 2003			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(4)	(5)	(4)	(2)	(2)	(5)	(3)	(2)
Foreign exchange	(1)	(2)	(1)	–	(1)	(2)	(1)	–
Price [2]					(3)	(4)	(3)	(2)
Equities [2]	(2)	(5)	(3)	(2)				
Commodities [2]	–	(1)	–	–				
Global VaR [3]	(4)	(5)	(4)	(3)	(4)	(6)	(4)	(3)

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.

(2) Price risk has been presented in two components for the quarter ended July 31, 2003.

(3) Global VaR takes into account the correlation effect from each of the risk categories through diversification.

Management's Discussion and Analysis of Financial Condition and Results (cont.)

Balance Sheet

As at July 31, 2003, the Bank's total assets amounted to $78.4 billion compared to $74.6 billion as at October 31, 2002 and $72.3 billion as at July 31, 2002. The table below presents the main loan and deposit headings.

Average monthly volumes (millions of dollars)	July 2003	October 2002	July 2002
Loans and acceptances*			
Residential mortgages	17,893	17,452	17,350
Consumer loans	4,750	4,758	4,665
Credit card receivables	1,482	1,383	1,340
Business loans	14,452	15,342	15,127
Bankers' acceptances	3,606	3,369	3,223
	42,183	**42,304**	**41,705**
Deposits			
Personal (balance)	23,501	22,607	22,456
Off-balance sheet personal savings (balance)	48,850	45,636	41,471
Business and government	11,155	10,263	10,577

* including securitized assets

As at July 31, 2003, residential mortgage loans totalled $17.9 billion, up approximately 3% from both October 31, 2002 and the previous year. Excluding indirect loans, personal loans have risen by 8% since July 2002 to $4.1 billion. Credit card receivables increased by 10% year over year, and by 7% since the beginning of the fiscal year, to $1.5 billion as at July 31, 2003. At $18.1 billion, business loans and acceptances are comparable to $18.7 billion as at October 31, 2002 and to $18.3 billion a year earlier. This decline stems mainly from corporate loans.

Personal deposits have risen by approximately $1 billion over the past year and by $900 million since October 31, 2002, for a total of $23.5 billion as at July 31, 2003. Off-balance sheet personal savings administered by the Bank and its subsidiaries have grown by $3.2 billion since October 31, 2002, to $48.9 billion, especially for the brokerage subsidiaries. Business deposits were up by almost $600 million from July 31, 2002 and by approximately $900 million from October 31, 2002, chiefly because of deposits from small and medium-sized enterprises.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.5% and 13.5% respectively as at July 31, 2003 compared to 9.6% and 13.6% as at October 31, 2002. The slight decrease in capital ratios was mainly attributable to the normal course issuer bid program to repurchase 9.1 million common shares and the redemption of $125 million of Series 12 preferred shares on May 15, 2003. The decrease was mitigated by the issue of $200 million of preferred shares in the first quarter of 2003.

Dividends

At its meeting on August 28, 2003, the Board of Directors declared regular dividends on the various classes and series of preferred shares, as well as a dividend of 28 cents per common share, payable on November 1, 2003 to shareholders of record on September 25, 2003.

Highlights

(unaudited)	Quarter ended July 31 2003	2002	% Change	Nine months ended July 31 2003	2002	% Change
Operating results						
(millions of dollars)						
Total revenues	$851	$657	30	$2,459	$2,233	10
Net income	162	26	523	466	294	59
Return on common shareholders' equity	17.3%	2.3%		16.6%	10.1%	
Per common share						
Net income	$0.89	$0.12	642	$2.50	$1.47	70
Dividends paid	0.28	0.24	17	0.80	0.69	16
Book value				20.77	19.29	8
Stock trading range						
High	37.41	33.73		37.41	34.93	
Low	34.55	29.01		29.95	24.70	
Close	35.38	31.60		35.38	31.60	

Financial position (millions of dollars)	July 31 2003	October 31 2002	
Total assets	$78,394	$74,611	5
Loans and acceptances	45,950	43,800	5
Deposits	51,527	51,690	-
Subordinated debentures and shareholders' equity	5,543	5,493	1
Capital ratios - BIS			
Tier 1	9.5%	9.6%	
Total	13.5%	13.6%	
Impaired loans,			
net of specific and general allowances	(172)	(159)	
as a % of loans and acceptances	(0.4)%	(0.4)%	
Assets under administration/management	149,320	140,737	
Total personal savings	72,351	68,243	
Interest coverage	9.69	7.39	
Asset coverage	3.10	3.02	
Other information			
Number of employees	17,214	17,285	-
Number of branches in Canada	480	507	(5)
Number of banking machines	814	826	(1)

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended July 31 2003	 April 30 2003	 July 31 2002	Nine months ended July 31 2003	 July 31 2002
Interest income and dividends					
Loans	483	460	475	1,409	1,431
Securities	125	126	115	401	381
Deposits with financial institutions	31	32	40	100	137
	639	618	630	1,910	1,949
Interest expense					
Deposits	291	235	240	783	746
Subordinated debentures	26	26	28	79	83
Other	17	14	16	45	37
	334	275	284	907	866
Net interest income	305	343	346	1,003	1,083
Other income					
Capital market fees	138	120	127	394	405
Deposit and payment service charges	48	46	48	140	139
Trading activities and gains on investment account securities, net	109	33	(80)	193	(32)
Card service revenues	15	11	14	37	36
Lending fees	50	49	45	148	136
Acceptances, letters of credit and guarantee	17	15	17	51	48
Securitization revenues (Note 7)	51	44	42	149	137
Foreign exchange revenues	16	18	18	52	50
Trust services and mutual funds	52	51	38	157	108
Other	50	43	42	135	123
	546	430	311	1,456	1,150
Total revenues	851	773	657	2,459	2,233
Provision for credit losses	45	41	62	127	437
	806	732	595	2,332	1,796
Operating expenses					
Salaries and staff benefits	325	292	279	934	847
Occupancy and amortization	49	49	47	143	136
Computers and equipment	61	61	56	185	171
Communications	19	20	21	60	57
Other	104	107	105	313	289
	558	529	508	1,635	1,500
Income before income taxes, non-controlling interest and discontinued operations	248	203	87	697	296
Income taxes	80	58	50	211	94
	168	145	37	486	202
Non-controlling interest	7	7	8	21	23
Income before discontinued operations	161	138	29	465	179
Discontinued operations	1	-	(3)	1	115
Net income	162	138	26	466	294
Dividends on preferred shares	6	8	4	19	16
Net income applicable to common shares	156	130	22	447	278
Number of common shares outstanding (thousands)					
Average - basic	175,363	178,348	184,134	178,818	187,782
Average - diluted	177,038	179,666	185,439	180,209	189,003
End of period				174,507	183,256
Income before discontinued operations per common share					
Basic	0.88	0.73	0.13	2.49	0.86
Diluted	0.87	0.72	0.13	2.48	0.86
Net income per common share					
Basic	0.89	0.73	0.12	2.50	1.47
Diluted	0.88	0.72	0.11	2.48	1.46
Dividends per common share	0.28	0.26	0.24	0.80	0.69

Consolidated Balance Sheet

(unaudited) (millions of dollars)	July 31 2003	April 30 2003	October 31 2002	July 31 2002
ASSETS				
Cash resources				
Cash and deposits with Bank of Canada	325	328	245	349
Deposits with financial institutions	6,271	5,255	6,619	6,542
	6,596	5,583	6,864	6,891
Securities				
Investment account	6,879	7,106	6,790	6,464
Trading account	14,632	14,224	13,179	11,923
Loan substitutes	63	63	76	78
	21,574	21,393	20,045	18,465
Loans				
Residential mortgage	13,784	13,148	12,867	12,497
Personal and credit card	6,012	5,920	5,561	5,633
Business and government	19,857	20,216	20,680	20,579
Securities purchased under reverse repurchase agreements	3,595	3,419	2,366	2,671
Allowance for credit losses	(642)	(646)	(662)	(764)
	42,606	42,057	40,812	40,616
Other				
Customers' liability under acceptances	3,344	3,128	2,988	2,773
Assets held for disposal	19	225	313	415
Premises and equipment	245	241	255	245
Goodwill	660	660	661	352
Intangible assets	183	184	184	11
Other assets	3,167	2,320	2,489	2,532
	7,618	6,758	6,890	6,328
	78,394	75,791	74,611	72,300
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	23,501	23,234	22,607	22,456
Business and government	23,173	22,741	22,582	22,607
Deposit-taking institutions	4,853	4,209	6,501	6,227
	51,527	50,184	51,690	51,290
Other				
Acceptances	3,344	3,128	2,988	2,773
Obligations related to securities sold short	6,227	6,331	5,542	5,042
Obligations related to securities sold under repurchase agreements	6,182	4,358	4,416	3,582
Other liabilities	5,147	5,742	3,996	3,686
	20,900	19,559	16,942	15,083
Subordinated debentures	1,543	1,553	1,592	1,600
Non-controlling interest	424	433	486	493
Shareholders' equity				
Preferred shares	375	500	300	300
Common shares	1,580	1,583	1,639	1,637
Contributed surplus	2	–	–	–
Retained earnings	2,043	1,979	1,962	1,897
	4,000	4,062	3,901	3,834
	78,394	75,791	74,611	72,300

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended July 31		Nine months ended July 31	
	2003	2002	**2003**	2002
Cash flows from operating activities				
Net income	**162**	26	**466**	294
Adjustments for:				
Provision for credit losses excluding discontinued operations	**45**	62	**127**	437
Provision for credit losses attributed to discontinued operations	**-**	(1)	**1**	(51)
Amortization of premises and equipment	**12**	15	**36**	40
Future income taxes	**1**	(2)	**2**	(5)
Adjustment upon foreign currency translation of subordinated debentures	**(10)**	5	**(49)**	(2)
Impairment charge	**-**	137	**-**	137
Losses (gains) on sale of investment account securities, net	**3**	(20)	**(1)**	(48)
Stock option expense (Note 2)	**2**	-	**2**	-
Change in interest payable	**19**	(43)	**16**	(143)
Change in interest receivable	**10**	(49)	**15**	(3)
Change in income taxes payable	**51**	4	**136**	96
Change in unrealized losses (gains) and amounts payable on derivative contracts	**(2)**	57	**299**	(9)
Change in trading account securities	**(408)**	(246)	**(1,453)**	(931)
Change in other items	**(1,546)**	(211)	**(79)**	(67)
	(1,661)	(266)	**(482)**	(255)
Cash flows from financing activities				
Change in deposits	**1,343**	204	**(163)**	(146)
Redemption and maturity of subordinated debentures	**-**	(35)	**-**	(45)
Issuance of common shares	**11**	35	**23**	43
Issuance of preferred shares	**-**	-	**200**	-
Common shares repurchased for cancellation	**(58)**	(94)	**(298)**	(278)
Preferred shares redeemed for cancellation	**(125)**	-	**(125)**	(192)
Dividends paid	**(55)**	(49)	**(156)**	(145)
Change in obligations related to securities sold short	**(104)**	(1,140)	**685**	(337)
Change in obligations related to securities sold under repurchase agreements	**1,824**	(1,108)	**1,766**	(825)
Change in other items	**-**	(1)	**(7)**	(4)
	2,836	(2,188)	**1,925**	(1,929)
Cash flows from investing activities				
Change in loans	**230**	(1,703)	**663**	(656)
Change in securitization of assets	**(425)**	364	**(1,044)**	(279)
Proceeds from sale of asset-based loans	**-**	-	**-**	2,540
Purchases of investment account securities	**(3,406)**	(6,208)	**(14,877)**	(15,208)
Sales of investment account securities	**3,631**	6,091	**14,802**	15,511
Change in securities purchased under reverse repurchase agreements	**(176)**	2,491	**(1,229)**	1,370
Change in premises and equipment	**(16)**	(22)	**(26)**	(35)
	(162)	1,013	**(1,711)**	3,243
Increase (decrease) in cash and cash equivalents	**1,013**	(1,441)	**(268)**	1,059
Cash and cash equivalents at beginning of period	**5,583**	8,332	**6,864**	5,832
Cash and cash equivalents at end of period	**6,596**	6,891	**6,596**	6,891
Cash and cash equivalents				
Cash and deposits with Bank of Canada	**325**	349	**325**	349
Deposits with financial institutions	**6,271**	6,542	**6,271**	6,542
Total	**6,596**	6,891	**6,596**	6,891
Interest and dividends paid	**370**	378	**1,049**	1,176
Income taxes paid	**28**	46	**74**	87

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Nine months ended July 31	
	2003	2002
Capital stock at beginning of period	1,939	2,160
Issuance of common shares	23	43
Issuance of preferred shares (Note 6)	200	-
Repurchase of common shares for cancellation (Note 6)	(82)	(74)
Redemption of preferred shares, Series 10,11 and 12 for cancellation (Note 6)	(125)	(192)
Capital stock at end of period	1,955	1,937
Contributed surplus at beginning of period	-	-
Stock option expense (Note 2)	2	-
Contributed surplus at end of period	2	-
Retained earnings at beginning of period	1,962	1,956
Net income	466	294
Dividends		
Preferred shares	(19)	(16)
Common shares	(143)	(129)
Income taxes related to dividends on preferred shares, Series 10,11,12,13 and 15	(1)	(1)
Premium paid on common shares repurchased for cancellation (Note 6)	(216)	(204)
Share issuance expenses, net of income taxes	(3)	-
Unrealized foreign exchange losses, net of income taxes	(3)	(3)
Retained earnings at end of period	2,043	1,897
Shareholders' equity	4,000	3,834

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2002. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2003.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies adopted in the Bank's most recent annual report for the year ended October 31, 2002, with the exception of the new standards described in Note 2 and the recording in the first quarter of 2002 of the difference between the general allowance for credit risk according to the guidance provided by the Superintendent of Financial Institutions Canada and according to Canadian GAAP, as described in Note 28 to the 2002 annual consolidated financial statements.

Had the Bank followed Canadian GAAP in the first quarter of 2002, net income would have decreased by $57 million, the provision for credit losses would have increased by $97 million, income taxes would have decreased by $40 million, and basic and diluted net income per common share would have decreased by $0.30. Furthermore, return on common shareholders' equity would have decreased by 6.26%.

Notes to the Consolidated Financial Statements (cont.)

2. Recent Standards Adopted

Stock-Based Compensation

On November 1, 2002, the Bank adopted the requirements of the standard of the Canadian Institute of Chartered Accountants (the "CICA") entitled "Stock-Based Compensation and Other Stock-Based Payments". It establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. A description of these new accounting policies and the impact of the adoption of this new standard on the consolidated financial statements for the nine months ended July 31, 2003 are presented below.

A. Stock Appreciation Rights (SAR) Plan

In accordance with this new standard, SARs are recorded at fair value by valuing, on an ongoing basis, the excess of the stock price over the exercise price of the option. The new standard applies to SARs outstanding at the date of the adoption of the recommendations and to subsequent awards. The Bank's obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, namely, four years, and a corresponding amount is included in "Other liabilities". When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized by increasing or decreasing the compensation expense for the period in which the variations occur. With regard to SARs outstanding as at the date of the adoption of the recommendations, the application of the new standard's transitional provisions, taking into account the liability previously recognized by the Bank, did not require any cumulative adjustment to the balance of retained earnings as at November 1, 2002. Furthermore, the new standard had no material impact on the consolidated financial statements for the nine months ended July 31, 2003.

B. Stock Option Plan

As encouraged in the new standard, the Bank has chosen to adopt the fair value-based method to record stock options awarded subsequent to November 1, 2002. The fair value of the stock options is estimated on the grant date using the Black-Scholes model. The cost is recognized using a straight-line method over the vesting period, namely, four years, as an increase in the compensation expense and the contributed surplus. When the options are exercised, the proceeds and the contributed surplus are credited to common share paid-up capital. For options awarded before November 1, 2002, the Bank continues to apply the accounting policy described in Note 1 to the 2002 annual consolidated financial statements.

The fair value on the grant date of the options awarded in 2003 was estimated at $6.90 using the Black-Scholes model. The following assumptions were used: i) a risk-free interest rate of 4.54%, ii) an expected life of options of six years, iii) an expected volatility of 27% and iv) an expected dividend yield of 3.36%.

The impact of the adoption of the fair value-based method on the consolidated financial statements for the nine months ended July 31, 2003 was an increase of approximately $1.6 million in compensation expense and in contributed surplus.

Disclosure of Guarantees

On April 30, 2003, the Bank adopted the requirements of the CICA's Accounting Guideline 14 entitled "Disclosure of Guarantees" (AcG-14). This Guideline broadens the definition of guarantees and requires that the guarantor disclose significant information on the guarantees which it has provided.

AcG-14 defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the entity, or provision of services) to the beneficiary due to (a) changes in interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform

Notes to the Consolidated Financial Statements (cont.)

under a contractual agreement or (c) failure of a third party to pay its indebtedness when due.

Significant guarantees issued by the Bank and in effect on July 31, 2003 are described below:

Letters of guarantee

In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable assurances that the Bank will make payments in the event that a client cannot meet his financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than two years. The maximum potential future payments for letters of guarantee totalled approximately $841 million as at July 31, 2003. The general allowance for credit losses recorded covers all credit risks including those relating to letters of guarantee.

Liquidity facilities

The Bank provides backstop liquidity facilities under asset-backed commercial paper conduit programs administered by the Bank further to securitization operations. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the programs would be unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at July 31, 2003, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $499 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these liquidity facilities.

Derivatives

In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements by which the Bank grants the purchaser the right, but not the obligation, to sell by or at a pre-determined date, a specific amount of currency, or a commodity or financial instrument, at a price agreed to when the option is contracted. Written put options sold that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds underlying securities. The terms of these options vary based on the contracts but do not exceed two years. The maximum potential future payments with respect to these options sold totalled $838 million as at July 31, 2003. At that date, the Bank had recorded liabilities of $14 million in the Consolidated Balance Sheet with respect to these written put options.

Securities lending

In accordance with securities lending agreements the Bank has signed with certain clients who have previously entrusted it with the safekeeping of their securities, the Bank, as an agent for these clients, lends their securities to third parties and indemnifies these clients in the event of loss. In order to protect itself against all potential losses, the Bank requires from the borrower as security a cash amount or highly liquid marketable securities with a fair value greater than that of the securities loaned. The fair value of the securities loaned totalled $1.1 billion as at July 31, 2003. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from securities lending operations.

Sale of a business and operations

Under agreements with respect to the sale of a business and operations, the Bank agreed to indemnify the purchaser for losses incurred resulting from certain types of claims from the Bank's past conduct of the business or operations, as well as any representations and guarantees that may have been incorrect on the date when they were made. In cases where the maximum potential future payments are limited by the agreements, the amount for all such agreements totalled approximately $255 million as at July 31, 2003. One agreement does not limit the maximum potential future payments if the

Notes to the Consolidated Financial Statements (cont.)

guarantee is enforced and, the nature of these commitments prevents the Bank from estimating the maximum potential liability that it may be required to pay. The applicable period of the various indemnification clauses are described in the agreements and may vary. No amount has been accrued in the Consolidated Balance Sheet with respect to these indemnification agreements.

Business acquisition

In June 2002, the Bank purchased Putnam Lovell Group Inc., a U.S. investment bank. The aggregate consideration paid on closing amounted to $27 million and consisted of 807,294 common shares of the Bank valued at $26 million at that date plus a cash payment of $1 million. An additional amount consisting of 476,119 common shares of the Bank valued at $15 million at that date will be paid in 2004, contingent upon certain profitability objectives being achieved. The value of the common shares was based on the average closing price of the shares of the Bank over a period of several days preceding the date on which the number of shares was determined, namely, June 18, 2002. No amount has been accrued in the Consolidated Balance Sheet with respect to this additional consideration.

Director and officer indemnification

In accordance with its by-laws, the Bank indemnifies its directors and officers, for the duration of their mandate, and indemnifies any individual who, at the Bank's request has acted as a director or officer of an entity in which the Bank is a shareholder or creditor. The Bank indemnifies them in accordance with its by-laws, for all charges, costs and expenses as a result of any lawsuit or administrative proceeding in which the directors or officers are sued as a result of their service. The Bank has purchased directors' and officers' liability insurance. The nature of these indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential future payments that the Bank may be required to make. No amount has been accrued in the Consolidated Balance Sheet.

Other indemnification agreements

In the normal course of business, including securitization activities, the Bank enters into contractual agreements other than the ones described above. These agreements require that the Bank compensate the counterparties for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive clauses. The nature of these commitments prevents the Bank from estimating the maximum potential liability that it may be required to pay. The duration of these agreements is described in each contract. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee

In accordance with a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank agreed to guarantee all the commitments, debts and liabilities of an affiliate to the maximum of its regulatory capital, namely, $22 million as at July 31, 2003. This guarantee expires on the date the investment in the affiliate is sold, or sooner if deemed appropriate by the regulatory authority. To date, this guarantee has not been drawn on and no amount has been accrued in the Consolidated Balance Sheet with respect to the agreement.

Disposal of Long-Lived Assets and Discontinued Operations

In 2002, the CICA issued a new standard entitled "Disposal of Long-Lived Assets and Discontinued Operations", which establishes standards for the recognition, measurement, presentation and disclosure of the disposal of non-monetary long-lived assets. Long-lived assets to be disposed of other than by sale should continue to be classified as held-for-use until their disposal. Long-lived assets held for sale that meet certain criteria should be presented separately on the balance sheet and measured at the lower of their carrying value or fair value, less cost to sell.

Furthermore, the standard broadens the definition of discontinued operations. This change did not affect the presentation of discontinued operations.

This new standard applies to discontinued operations underway, subsequent to a commitment to follow a plan, since May 1, 2003. These new requirements did not have a material impact for the Bank.

Notes to the Consolidated Financial Statements (cont.)

3. Recent Standards Pending Adoption

Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities". This Guideline is harmonized with the corresponding U.S. standard and includes guidance on determining the primary beneficiary of variable interest entities and the beneficiary that will therefore have to consolidate them.

The Guideline will apply to all annual and interim periods beginning on or after January 1, 2004. The Bank is currently evaluating the impact of this new Accounting Guideline.

Impairment of Long-Lived Assets

In 2002, the CICA issued a new standard entitled "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The Bank will adopt this standard effective November 1, 2003. The Bank is currently evaluating the impact of this new standard.

4. Loans and Impaired loans

		Impaired loans			
	Gross amount	Gross	Specific allowance	Country risk allowance	Net
July 31, 2003					
Residential mortgage	13,784	6	2	-	4
Personal and credit card	6,012	32	16	-	16
Business and government	19,857	432	199	20	213
Securities purchased under reverse repurchase agreements	3,595	-	-	-	-
	43,248	470	217	20	233
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(172)
October 31, 2002					
Residential mortgage	12,867	23	3	-	20
Personal and credit card	5,561	33	12	-	21
Business and government	20,680	447	220	22	205
Securities purchased under reverse repurchase agreements	2,366	-	-	-	-
	41,474	503	235	22	246
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(159)

(1) The general allowance for credit risk was taken for the Bank's credit in its entirety.

Notes to the Consolidated Financial Statements (cont.)

5. Allowances for credit losses

For the nine months ended	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance (loans and securities)	July 31 2003	July 31 2002
Allowances at beginning	235	296	109	22	662	879
Transfer of allowance						
for assets held for disposal	-	-	-	-	-	(31)
Amounts related to discontinued operations	-	-	-	-	-	(65)
Provision for credit losses	127	(8)	8	-	127	437
Write-offs	(183)	-	-	(2)	(185)	(475)
Recoveries	38	-	-	-	38	19
Allowances at end	217	288	117	20	642	764

6. Capital Stock

Issued and fully paid as at July 31, 2003

First preferred shares		
7,000,000	shares, Series 13	175
8,000,000	shares, Series 15	200
		375
174,506,686	common shares	1,580
		1,955
6,282,965	stock options outstanding	N/A

Issuance of preferred shares

On January 31, 2003, the Bank issued 8,000,000 first preferred shares with a non-cumulative preferential dividend payable quarterly in an amount of $0.365625 per share, Series 15, for an aggregate consideration of $195 million, net of commissions totalling $5 million.

These shares are redeemable at the Bank's option, subject to the prior approval of the Superintendent of Financial Institutions, as of May 15, 2008, in whole or in part, at $26 per share if they are redeemed before May 15, 2009, at $25.75 per share if they are redeemed during the 12-month period prior to May 15, 2010, at $25.50 per share if they are redeemed during the 12-month period prior to May 15, 2011, at $25.25 per share if they are redeemed during the 12-month period prior to May 15, 2012, and at $25.00 per share if they are redeemed as of May 15, 2012, in each case, plus all declared and unpaid dividends at the date fixed for redemption.

Repurchase of common shares

On January 20, 2003, the Bank made a normal course issuer bid for the repurchase of up to 9,100,000 common shares over a 12-month period ending no later than January 19, 2004. Purchases were made on the open market at market prices through the facilities of The Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings. As at July 31, 2003, the Bank has completed the repurchase of the 9,100,000 common shares at a cost of $298 million, which reduced common equity capital by $82 million and retained earnings by $216 million.

Redemption of preferred shares

On May 15, 2003, the Bank redeemed, for cancellation, all Series 12 non-cumulative first preferred shares at a price of $25 per share, plus declared and unpaid dividends up to the redemption date.

7. Securitization

CMHC-guaranteed mortgage loans

During the third quarter of 2003, the Bank securitized residential mortgage loans guaranteed by the CMHC totalling $405 million through the creation of mortgage-backed securities. The Bank sold all these securities. The Bank received cash proceeds totalling $405 million and retained the rights to future excess interest in the amount of $19 million. Transaction costs of $2 million were recognized in the Consolidated Statement of Income under "Securitization revenues". A pre-tax gain of approximately $17 million, net of transaction fees of $2 million, was recognized in the Consolidated Statement of Income under "Securitization revenues".

Notes to the Consolidated Financial Statements (cont.)

8. Segment Disclosures (1)

Quarter ended July 31

(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income (2)	316	299	22	22	15	68	(40)	(31)	313	358
Other income (2)	165	159	144	116	217	134	29	(100)	555	309
Total revenues	481	458	166	138	232	202	(11)	(131)	868	667
Operating expenses	295	273	132	120	129	103	2	12	558	508
Contribution	186	185	34	18	103	99	(13)	(143)	310	159
Provision for credit losses (3)	52	53	-	-	9	11	(16)	(2)	45	62
Income before income taxes, non-controlling interest and discontinued operations	134	132	34	18	94	88	3	(141)	265	97
Income taxes (2)	48	48	12	7	33	33	4	(28)	97	60
Non-controlling interest	-	-	1	1	-	-	6	7	7	8
Income before discontinued operations	86	84	21	10	61	55	(7)	(120)	161	29
Discontinued operations	-	-	-	-	-	-	1	(3)	1	(3)
Net income	86	84	21	10	61	55	(6)	(123)	162	26
Average assets	38,716	38,100	672	749	38,226	35,627	(5,340)	(6,686)	72,274	67,790

Nine months ended July 31

(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income (4)	928	887	67	66	155	237	(117)	(85)	1,033	1,105
Other income (4)	468	442	415	389	501	392	108	(29)	1,492	1,194
Total revenues	1,396	1,329	482	455	656	629	(9)	(114)	2,525	2,299
Operating expenses	850	820	389	375	374	296	22	9	1,635	1,500
Contribution	546	509	93	80	282	333	(31)	(123)	890	799
Provision for credit losses (3)	156	166	-	-	31	32	(60)	239	127	437
Income before income taxes, non-controlling interest and discontinued operations	390	343	93	80	251	301	29	(362)	763	362
Income taxes (4)	141	127	33	27	89	111	14	(105)	277	160
Non-controlling interest	-	-	3	3	-	-	18	20	21	23
Income before discontinued operations	249	216	57	50	162	190	(3)	(277)	465	179
Discontinued operations	-	-	-	-	-	-	1	115	1	115
Net income	249	216	57	50	162	190	(2)	(162)	466	294
Average assets	38,537	38,363	667	781	37,313	37,763	(5,607)	(6,960)	70,910	69,947

Personal and Commercial
This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other
This heading comprises securitization operations, gains on the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Since November 1, 2002, the Bank has modified the composition of its reportable segments in order to reflect changes to its organizational structure. The comparative figures have been restated to take these changes into account.

(2) Net interest income was grossed up by $8 million ($12 million in 2002) and other income by $9 million (-$2 million in 2002) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(3) Provisions for credit losses for the segments are determined based on expected losses, which are established through statistical analysis. The difference between actual losses and expected losses is recorded under the "Other" heading.

(4) Net interest income was grossed up by $30 million ($22 million in 2002) and other income by $36 million ($44 million in 2002) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

Economic Commentary

Economy set to take off despite hurdles

Sometimes a reversal of economic fortunes can come about very suddenly. Until last year, Canada was outperforming the other G-7 countries, in spite of the hard times that had befallen our main trading partner, the United States. Then, in 2003, the war in Iraq, SARS and one case of mad cow disease clouded the entire picture. More insidiously, the plight of our neighbours to the south finally affected our manufacturing sector, which was also hammered by a soaring loonie. We remain confident, however, that the U.S. economy is poised to rebound and take the Canadian economy along with it.

Banking on a boost to the U.S. economy's recovery at the end of 2002, economists were confident that the Canadian economy would again grow at a pace exceeding 3% in 2003. Unfortunately, geopolitical tensions created uncertainty, and U.S. businesses which were expected to stimulate investment and employment instead behaved very prudently. This attitude persisted until the end of the war in Iraq. Consequently, the anticipated U.S. economic recovery has not yet materialized. There were even fears at one point that deflation would hit the U.S. economy.

SARS took a toll on south-east Asia, which, along with Canada, was one of the few regions in the world to register strong economic growth. The syndrome then struck Toronto, triggering consequences that spread across the entire Canadian tourism industry, which was already in a slump due to geopolitical tensions. Fears about this epidemic had not yet abated when a case of mad cow disease prompted an embargo on Canadian beef.

At the same time, weak U.S. demand was undermining the manufacturing sector. In addition, during the first six months of the year, the Canadian dollar rose 17%. These two factors are, without a doubt, responsible in large part for the loss of 87,000 manufacturing jobs between August 2002 and June 2003.

Because of these setbacks, the outlook for economic growth was revised downward. We are now projecting growth at 2.4% in 2003.

Some encouraging signs from the U.S. economy

In all likelihood, because of rising geopolitical tensions, the economic recovery initially projected for the end of 2002 will only materialize at the end of this year. There are some encouraging signs of its arrival. For instance, combined monetary and fiscal policies are the most accommodating in 25 years, and the second quarter was less bleak than it first appeared. The economy expanded at an annual rate of about 2.4%. Although expenses relating to the conflict in Iraq accounted for some of this growth, we must not overlook the contribution of business investment. This is the first indicator that companies are about to set caution aside. Consumer goods also performed well, rising 3.3%. Households, which started benefitting from tax cuts in July, should hold out in the short term.

In addition, S&P500 companies reported higher-than-expected earnings for the second quarter. This is consistent with the 5.7% increase, on an annualized basis, in labour productivity in the nonfarm business sector. Such a performance suggests a potential for improvement in profit margins, despite the fact that the weak inflation environment makes it impossible to hike up selling prices. Even though energy prices remain higher than a year ago, they are still falling compared with their peaks in the first quarter.

There are fears that rising bond rates sound the knell for hopes of a turnaround. It is true that, after hitting a low of 3.10% in mid-June, rates for 10-year government bonds climbed above 4%, but fortunately, this increase was not fully reflected in corporate bond rates.

We think that an American economy on the mend will put the Canadian economy back on track. Canadian economic growth should reach 3% in 2004. Stronger U.S. demand will come just at the right time for many of our manufacturers, who have had to deal with a strong appreciation of the Canadian dollar during the first half of the year.

In the long term, we believe that our manufacturers will have to get used to a loonie worth more than US $0.70 because the soaring current account and federal deficits in the United States can only have a negative effect on the greenback.

Bank News

The Bank garners two Mercuriades prizes for its Internet strategy - At the 23rd *Mercuriades*, a competition organized by the Federation of Chambers of Commerce of the Province of Quebec, the Bank took home the *Mercure* award in the Internet Strategy category as well as the Bell Special Award for a company's use of new information technology. These honours are testimony to the hard work by Bank personnel to implement an Internet vision and strategy driven by customer needs. Since the new website, www.nbc.ca, was launched in August 2002, Internet sales of the Bank's products and financial services have jumped by 53%, and customer satisfaction with the site is very high.

Réal Raymond appointed President of the Bank Division for the 2003 Centraide of Greater Montreal fundraising campaign - Réal Raymond, President and Chief Executive Officer, will head the Bank Division of the 2003 Centraide of Greater Montreal fundraising campaign, which will kick off in September. Corporate and employee donations combined, banks contributed more than $4.4 million to Centraide of Greater Montreal in 2002. With the continued support of all participants, Mr. Raymond expects to increase last year's contribution by banks and bank personnel as well as the number of donors giving over $1,000.

National Bank President unveils his strategy for improving access to payment systems - As part of a conference organized by the Canadian Payments Association last June, Réal Raymond, President and Chief Executive Officer, presented the strategy developed by National Bank of Canada to facilitate access to payment services: strategic partnerships. In the past few years, agreements between the Bank and non-banking financial institutions such as Promutuel, Assante, Investors Group, Great-West Life and London Life have allowed these institutions to provide their customers with easy access to payment tools, while concentrating on their respective areas of expertise. This type of strategic partnership is a winning formula which benefits all partners, as it also allows the Bank to increase the profitability of its payment system and offers new possibilities for growth on the Canadian market.

Fundraising campaign for the Foundation for Research into Children's Diseases - For the 8th consecutive year, the Bank participated in the fundraising campaign for the Foundation for Research into Children's Diseases by selling tickets for the Ovide duck race in its branches across Quebec. Proceeds from ticket sales raised $188,000 for the Foundation, for an increase of over 20% versus last year.

National Bank Financial is number 1 for advisor satisfaction - In an annual survey published last May by Investment Executive, National Bank Financial was ranked first among all brokerage firms affiliated with the big Canadian banks for the satisfaction of investment advisors in its Individual Investor Services network in Canada. In fact, advisors at National Bank Financial gave their employer an even higher score than last year for most of the 24 elements in the survey, for an overall score of 8.2 points out of 10, versus an average of 7.7 for all companies surveyed.

Bursaries and summer jobs for students with physical or sensory disabilities - This year, for the 14th year of its Bursary and Summer Employment Program, the Bank again offered three bursaries and summer jobs to college and university students with a physical or sensory disability. The program, which is the only one of its kind in the Canadian banking industry, is intended to help students continue their education and build up work experience that ties in with their studies. To date, 38 individuals have benefitted from bursaries and gained more than 16,000 hours of rewarding work experience in a variety of fields.

NBF analyst ranked best equity analyst in the country - Steve Laciak, Senior Vice-President at National Bank Financial, has been recognized as Canada's top equity analyst according to a Financial Post/StarMine Corp. ranking of the country's 600 stockpickers. This prestigious ranking was given following a labour-intensive process spanning several weeks to follow up on hundreds of recommendations from the leading analysts in the country to see which ones turned out well and which ones missed the mark.

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters. By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments. Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

NATIONAL BANK OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department, by telephone at (514) 394-0296, by fax at (514) 394-6196 or by e-mail at investorrelations@nbc.ca. For more information about the Bank and its publications, you can visit the Bank's website at **www.nbc.ca**.

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171, or by e-mail at **clientele@tbn.bnc.ca**.

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171, or by e-mail at **clientele@tbn.bnc.ca**.

www.nbc.ca/investorrelations

NATIONAL BANK OF CANADA

03 SEP 29 AM 7:21

Report to Shareholders

Quarter 2003

National Bank announces 18% increase in earnings per share for second quarter 2003

- *Net income up 13% to $138 million*
- *14% growth in net income for Personal and Commercial*
- *Credit quality remains excellent*
- *Quarterly dividend increased by 7.7%*

MONTREAL, May 29, 2003 – National Bank of Canada declared net income of $138 million for the second quarter ended April 30, 2003, for an increase of 13% compared to $122 million for the corresponding period of 2002. Earnings per share were $0.73 for the quarter versus $0.62 for the second quarter of 2002, up 18%. Return on common shareholders' equity was 14.8% for the second quarter of 2003 compared to 13.1% for the corresponding period in 2002.

Strong growth in net income for the quarter versus the same quarter of 2002 was chiefly attributable to the reduction in the provision for credit losses. In addition, Personal and Commercial recorded net income of $72 million, for an increase of 14%. Wealth Management posted net income of $17 million for the quarter, unchanged from the corresponding quarter of 2002, while net income for Financial Markets was down $41 million to $37 million.

Commenting on these results, Réal Raymond, President and Chief Executive Officer, underscored the Bank's consistently strong performance. "Despite difficult economic conditions in the second quarter marked by volatile financial markets, the National Bank continues to perform well and to pursue its profitability objectives."

	For the quarter ended April 30		
	2003	2002	%
Net income			
Personal and Commercial	72	63	+14
Wealth Management	17	17	-
Financial Markets	37	78	-53
Other	12	(36)	
Total	138	122	+13
Earnings per share	$0.73	$0.62	+18
Return on common shareholders' equity	14.8%	13.1%	

	For the six months ended April 30		
	2003	2002	%
Net income			
Personal and Commercial	163	132	+23
Wealth Management	36	40	-10
Financial Markets	101	135	-25
Other	4	(39)	
Total	304	268	+13
Earnings per share	$1.61	$1.35	+19
Return on common shareholders' equity	16.3%	14.1%	

Mr. Raymond singled out, in particular, the solid performance of the Personal and Commercial segment and the steady results obtained by Wealth Management despite weak trading on the part of investors.

"We remain committed to fostering greater synergy between the various asset management platforms and distribution networks. The Bank is also stepping up its efforts to improve efficiency and to manage its operating expenses more effectively," Mr. Raymond added.

Moreover, the Board of Directors approved a 7.7% increase in the quarterly dividend, raising it from 26 cents to 28 cents per share.

For the six-month period ended April 30, 2003, net income was $304 million, for an increase of $36 million or 13%. Earnings per share rose 19% to $1.61 for the first half of 2003 as against $1.35 for the same period a year earlier. The decline in the provision for credit losses was again the main reason for the increase in net income for the first half of the year.

As at April 30, 2003, specific and general allowances exceeded gross impaired loans by $179 million compared to $159 million as at October 31, 2002, and $92 million a year earlier.

By the end of the quarter, the Bank had repurchased 82% or 7.5 million common shares out of a total 9.1 million under its normal course issuer bid.

Business Development

During the second quarter, the Bank continued to deploy its strategy aimed at further improving customer service. Last year, the Bank took steps to make its services more accessible by extending business hours at 60 of its branches in Quebec and introduced an extensive training plan to further develop the competencies of its front-line personnel. The Bank recently consolidated its efforts in this regard with the introduction of a brand new program intended to help employees in both the Personal and Commercial and Wealth Management segments foster closer ties with their customers. The various measures introduced this past year are yielding favourable results as evidenced by the latest round of surveys which show a steady improvement in customer satisfaction.

Quality customer service also means offering innovative products and services tailored to meet customers' specific needs. The Bank continued to stand out in this regard during the quarter by introducing several highly competitive mortgage offers geared to meeting the expectations of different types of homebuyers. In a similar vein, the Bank also scored an industry first with the recent launch of its Personalized Financing Guide, which makes it easy to identify the borrower profile of its customers and, based on this information, to offer them the financing solutions best suited to their needs.

For more information:

Michel Labonté
Senior Vice-President
Finance and Technology
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Quarterly financial statements are available at all times on the National Bank of Canada website at **www.nbc.ca/investorrelations.**

Conference call on results for the second quarter of fiscal 2003

- A conference call for financial analysts will be held on **May 29, 2003 at 2:30 p.m. Eastern time.**
- Access by telephone:
  1-800-273-9672 or (416) 695-5806
- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call

- A recording of the conference call can be heard until June 5, 2003 by calling 1-800-408-3053 or (416) 695-5800. The access code is 1415955.
- A recording of the webcast will also be available on the Internet after the call at **www.nbc.ca/investorrelations.**

Management's Analysis of Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the second quarter and first half of 2003.

Strategic Objectives

The National Bank published its strategic objectives for fiscal 2003 in its 2002 Annual Report. The table below compares these objectives with the results for the second quarter and first half of 2003.

	Objectives	2nd quarter results	First six-month results
Growth in earnings per share	5% - 10%	18%	19%
Return on common shareholders' equity	14% - 16%	14.8%	16.3%
Tier 1 capital ratio	8.75% - 9.50%		9.8%
Dividend payout ratio	30% - 40%		33%*

* Based on earnings per share for the last four quarters excluding the impairment charge for an investment

Analysis of Results

Operating Results

For the second quarter ended April 30, 2003, the National Bank earned net income of $138 million, for an increase of 13%, compared to $122 million for the second quarter of 2002. Earnings per share were $0.73 for the quarter versus $0.62 for the corresponding period of 2002, up 18%. Return on common shareholders' equity rose to 14.8% for the second quarter of 2003 as against 13.1% for the quarter ended April 30, 2002.

For the six-month period ended April 30, 2003, the National Bank recorded net income of $304 million compared to $268 million for the same period of 2002, representing an increase of 13%. At $1.61 for the first six months of 2003, earnings per share were up 19% versus $1.35 for the corresponding period of 2002. Return on common shareholders' equity rose to 16.3% for the first half of 2003 versus 14.1% for the six-month period ended April 30, 2002.

Revenues

Total revenues for the second quarter of 2003 were $773 million, a decrease of $41 million from the $814 million recorded for the corresponding period of 2002.

Net interest income amounted to $343 million for the second quarter of 2003, down $13 million from $356 million for the corresponding period a year earlier. Net interest income for Personal and Commercial rose by $11 million or 4% to reach $300 million, mainly due to an increase of close to $1 billion in deposits from small and medium-sized enterprises. This increase was more than offset by the approximately $10 million reduction in net interest income resulting from asset and liability matching and the cost of financing the acquisition of Altamira. Other income for the quarter totalled $430 million as against $458 million for the second quarter of 2002, for a decline of $28 million. Capital market fees were down $30 million owing to reduced trading by individuals. Gains on investment account securities and income from trading activities were down $15 million in relation to the second quarter of 2002, when the Bank recorded $14 million in revenues generated by merchant banking investments. Moreover, income from trust services and mutual funds rose $17 million owing mainly to income from Altamira.

For the first six months of 2003, total revenues amounted to $1,608 million, for an increase of $32 million over the same period of 2002. The acquisition of Putnam Lovell and of Altamira generated $60 million. The gain on the initial public offering of the Toronto Stock Exchange contributed $26 million. However, net interest income was down $39 million chiefly due to lower income from asset and liability matching.

Operating Expenses

Operating expenses for the second quarter of 2003 amounted to $529 million, up $38 million from $491 million for the corresponding period of 2002. The acquisition of Putnam Lovell and Altamira added $31 million to operating expenses compared to the same quarter of 2002.

For the six-month period ended April 30, 2003, operating expenses amounted to $1,077 million, for an increase of

Management's Analysis of Financial Condition and Operating Results (cont.)

$85 million, including $65 million attributable to acquisitions. If the impact of the acquisitions is excluded, the increase in operating expenses was 2% compared to the first six months of 2002.

Results by Segment

The revenues of each segment are presented on a taxable equivalent basis, i.e., they are grossed up to make the income earned on certain securities comparable with income from other financial instruments. An equivalent amount was added to income taxes. In addition, the provision for credit losses of each operating segment is based on expected losses which are calculated using statistical analyses. The difference between expected losses and actual losses is charged to the "Other" heading.

Personal and Commercial

Personal and Commercial posted net income of $72 million for the second quarter of 2003, up 14% from $63 million for the corresponding period of 2002. Revenues were $447 million, for an increase of $16 million or 4%. Net interest income, which totalled $300 million, rose $11 million owing mainly to the increase of close to $1 billion in the volume of deposits from small and medium-size enterprises. Other income was up by $5 million to $147 million primarily attributable to commercial lending fees and revenues from credit card and insurance activities. Operating expenses for the quarter were $282 million compared to $273 million for the second quarter of 2002. The efficiency ratio was 63.1% versus 63.3% for the same period a year earlier. Lastly, expected loan losses declined by $4 million or 7% from the corresponding period in 2002, reflecting the good quality of the loan portfolio.

For the first six months of 2003, net income for Personal and Commercial rose 23%, from $132 million for the first six months of 2002 to $163 million. Revenues were $915 million, for an increase of $44 million or 5%. Nearly 50% of the increase was attributable to Personal Banking while the other 50% was due to credit card and insurance activities. Operating expenses were $555 million, up 1.5% compared to the first six months of 2002. The efficiency ratio improved, going from 62.8% in the first six months of 2002 to 60.7% in the first six months of this year.

Wealth Management

Net income for the Wealth Management segment totalled $17 million for the second quarter of 2003, unchanged from the corresponding quarter a year earlier. Revenues amounted to $154 million this quarter versus $157 million for the same period in 2002. Lower retail brokerage revenues were offset in part by the addition of $14 million in revenues from Altamira. At $126 million, operating expenses were down $5 million, primarily because of variable expenses related to the decline in brokerage revenues, which were offset in part by Altamira expenses.

For the six-month period ended April 30, 2003, net income for Wealth Management amounted to $36 million as against $40 million for the same period a year earlier. The decline in activity by individuals on capital markets accounted for most of the decrease.

Financial Markets

For the second quarter of 2003, Financial Markets posted net income of $37 million, down $41 million. Revenues for the quarter reached $187 million, for a decrease of $43 million or 19%. A gain generated by merchant banking investments in the second quarter of 2002 accounted for $14 million of this variance. The use of market value to record credit derivatives reduced the segment's revenues by $18 million. The remainder was attributable to lower corporate financing volumes. At $117 million, operating expenses rose $17 million mainly as a result of the addition of Putnam Lovell expenses. Expected loan losses were $12 million for the second quarter of 2003 compared to $8 million for the same period in 2002.

For the first six months of 2003, net income for Financial Markets was $101 million, down $34 million from the same period a year earlier. Revenues were $424 million for the six-month period compared to $427 million for the first half of 2002. The addition of Putnam Lovell revenues was offset by the decline in corporate financing revenues. Operating expenses were $245 million for this six-month period versus $193 million for the same period a year earlier. Most of the increase was attributable to Putnam Lovell operating expenses. The provision for credit losses for the six months was $22 million as against $21 million for the same period in 2002.

Management's Analysis of Financial Condition and Operating Results (cont.)

Other

Net income for the "Other" heading totalled $12 million for the second quarter of 2003 compared to a loss of $36 million for the same period in 2002. The lower provision for credit losses was chiefly responsible for this improvement. The provision for credit losses for the "Other" heading includes the difference between expected losses charged to operating segments and actual loan losses incurred. The favourable $89 million variance compared to the second quarter of 2002 was primarily attributable to the $100 million loss for the telecommunications sector and the $30 million reduction in the general allowance for credit risk.

For the first six months of 2003, net income for the "Other" heading was $4 million as against a loss of $39 million for the corresponding period of 2002. The favourable $285 million variance for the provision for credit losses was primarily due to the revision of the estimated allowance of $185 million in the first quarter of 2002, the $100 million loss for the telecommunications sector and the $30 million reduction in the general allowance for credit risk. The "Discontinued Operations" heading includes the $118 million net gain generated by the sale of U.S. asset-based lending operations in the first quarter of 2002.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $41 million as against $130 million for the corresponding quarter of 2002. For the first six months of fiscal 2003, credit losses were $82 million compared to $375 million for the same period a year earlier. Excluding the revision of the estimated allowance of $185 million recorded in the first quarter of 2002, the provision for credit losses was reduced by $108 million for the six-month period.

As at April 30, 2003, allowances for credit losses exceeded impaired loans by $179 million compared to $159 million as at October 31, 2002, for an improvement of $20 million. New formation of gross impaired loans (less recoveries) amounted to $37 million for the quarter compared to $29 million for the previous quarter.

The ratio of gross private impaired loans to total tangible capital and allowances was 13.3% as at April 30, 2003 versus 14.1% as at October 31, 2002.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in greater detail on page 49 of the 2002 Annual Report.

The following table entitled "Trading Activities" illustrates the distribution of market risk by type of risk, namely, interest rate, foreign exchange and price risk, including commodity and equity risk. Global VaR as at April 30, 2003 was down $1 million from the previous quarter mainly due to lower interest rate risk on trading activities.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended April 30, 2003				For the quarter ended January 31, 2003			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(2)	(5)	(3)	(2)	(3)	(4)	(3)	(3)
Foreign exchange	(1)	(2)	(1)	–	(1)	(1)	(1)	–
Price	(3)	(4)	(3)	(2)	(3)	(4)	(2)	(1)
Global VaR [2]	(4)	(6)	(4)	(3)	(5)	(5)	(4)	(3)

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.

(2) Global VaR takes into account the correlation effect from each of the risk categories through diversification.

Management's Analysis of Financial Condition and Operating Results (cont.)

Balance Sheet

As at April 30, 2003, the Bank's total assets amounted to $75.8 billion as against $74.6 billion as at October 31, 2002 and $74.7 billion as at April 30, 2002. The table below presents the main loan and deposit headings.

Average monthly volumes (millions of dollars)	April 2003	October 2002	April 2002
Loans and acceptances*			
Residential mortgages	17,529	17,452	17,146
Consumer loans	4,432	4,467	4,377
Credit card receivables	1,424	1,383	1,270
Business loans	15,223	15,342	15,923
Bankers' acceptances	3,614	3,341	3,709
	42,222	**41,985**	**42,425**
Deposits			
Personal (balance)	23,234	22,607	22,572
Off-balance sheet personal savings (balance)	46,605	45,636	42,292
Business and government	8,977	7,648	7,873

* including securitized assets

Residential mortgage loans totalled $17.5 billion as at April 30, 2003, up 2% from a year earlier. Excluding indirect loans, personal loans have risen by almost 11% since April 2002 to $3.7 billion. Credit card receivables increased by 12% year over year to reach $1.4 billion as at April 30, 2003. At $18.8 billion, business loans and acceptances were down $0.8 billion chiefly because of corporate loans and acceptances and international loans. Since October 31, 2002, business loans and acceptances have increased by close to 1%, largely through loans and acceptances to small and medium-sized enterprises.

Personal deposits have risen by more than $660 million since April 30, 2002 and by close to $630 million since October 31, 2002 to total $23.2 billion at the end of the quarter. Total personal savings administered by the Bank and its subsidiaries have grown by $1.6 billion since October 31, 2002 to reach $69.8 billion. As at April 30, 2003, business and government deposits were up more than $1 billion from April 30, 2002 and October 31, 2002, chiefly because of deposits from small and medium-size enterprises.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.8% and 13.9% respectively as at April 30, 2003 compared to 9.6% and 13.6% as at October 31, 2002. The improvement in capital ratios was mainly attributable to the issue of $200 million in preferred shares, offset in part by the common share repurchase program.

On May 15, 2003, the Bank redeemed first preferred shares, Series 12, for an aggregate consideration of $125 million. As a result of this redemption, capital ratios were reduced by approximately 30 basis points.

Dividends

At its meeting on May 29, 2003, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 28 cents per common share, payable on August 1, 2003 to shareholders of record on June 26, 2003.

Highlights

(unaudited)	Quarter ended April 30 2003	2002	% Change	Six months ended April 30 2003	2002	% Change
Operating results (millions of dollars)						
Total revenues	$773	$814	(5)	$1,608	$1,576	2
Net income	138	122	13	304	268	13
Return on common shareholders' equity	14.8%	13.1%		16.3%	14.1%	
Per common share						
Net income	$0.73	$0.62	18	$1.61	$1.35	19
Dividends paid	0.26	0.24	8	0.52	0.45	16
Book value				20.28	19.53	4
Stock trading range						
High	35.15	34.93		35.15	34.93	
Low	31.26	29.14		29.95	24.70	
Close	34.90	33.40		34.90	33.40	

Financial position (millions of dollars)	April 30 2003	October 31 2002	
Total assets	$75,791	$74,611	2
Loans and acceptances	45,185	43,800	3
Deposits	50,184	51,690	(3)
Subordinated debentures and shareholders' equity	5,615	5,493	2
Capital ratios - BIS			
Tier 1	9.8%	9.6%	
Total	13.9%	13.6%	
Impaired loans,			
net of specific and general allowances	(179)	(159)	
as a % of loans and acceptances	(0.4)%	(0.4)%	
Assets under administration/management	139,854	140,737	
Total personal savings	69,839	68,243	
Interest coverage	8.10	7.39	
Asset coverage	3.13	3.02	
Other information			
Number of employees	16,961	17,285	(2)
Number of branches in Canada	488	507	(4)
Number of banking machines	809	826	(2)

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended April 30 2003	January 31 2003	April 30 2002	Six months ended April 30 2003	April 30 2002
Interest income and dividends					
Loans	460	466	460	926	956
Securities	126	150	128	276	266
Deposits with financial institutions	32	37	43	69	97
	618	653	631	1,271	1,319
Interest expense					
Deposits	235	257	238	492	506
Subordinated debentures	26	27	27	53	55
Other	14	14	10	28	21
	275	298	275	573	582
Net interest income	343	355	356	698	737
Other income					
Capital market fees	120	136	150	256	278
Deposit and payment service charges	42	42	42	84	84
Trading activities and gains on investment account securities, net	33	51	48	84	48
Card service revenues	13	12	12	25	24
Lending fees	49	50	47	99	91
Acceptances, letters of credit and guarantee	15	19	14	34	31
Securitization revenues (Note 7)	44	54	49	98	95
Foreign exchange revenues	18	17	17	35	32
Trust services and mutual funds	51	54	34	105	67
Other	45	45	45	90	89
	430	480	458	910	839
Total revenues	773	835	814	1,608	1,576
Provision for credit losses	41	41	130	82	375
	732	794	684	1,526	1,201
Operating expenses					
Salaries and staff benefits	292	317	286	609	568
Occupancy and amortization	49	45	45	94	89
Computers and equipment	61	63	58	124	115
Communications	20	21	18	41	36
Other	107	102	84	209	184
	529	548	491	1,077	992
Income before income taxes, non-controlling interest and discontinued operations	203	246	193	449	209
Income taxes	58	73	63	131	44
	145	173	130	318	165
Non-controlling interest	7	7	8	14	15
Income before discontinued operations	138	166	122	304	150
Discontinued operations		-	-		118
Net income	138	166	122	304	268
Dividends on preferred shares	8	5	5	13	12
Net income applicable to common shares	130	161	117	291	256
Number of common shares outstanding (thousands)					
Average - basic	178,348	182,728	188,794	180,574	189,636
Average - diluted	179,666	183,905	190,260	181,821	190,814
End of period				175,670	185,109
Income before discontinued operations per common share					
Basic	0.73	0.88	0.62	1.61	0.73
Diluted	0.72	0.88	0.62	1.60	0.73
Net income per common share					
Basic	0.73	0.88	0.62	1.61	1.35
Diluted	0.72	0.88	0.62	1.60	1.35
Dividends per common share	0.26	0.26	0.24	0.52	0.45

Consolidated Balance Sheet

(unaudited) (millions of dollars)	April 30 2003	January 31 2003	October 31 2002	April 30 2002
ASSETS				
Cash resources				
Cash and deposits with Bank of Canada	328	302	245	249
Deposits with financial institutions	5,255	6,130	6,619	8,083
	5,583	6,432	6,864	8,332
Securities				
Investment account	6,989	7,325	6,712	6,401
Trading account	14,224	11,669	13,179	11,677
Loan substitutes	63	64	76	75
	21,276	19,058	19,967	18,153
Loans				
Residential mortgage	13,148	12,962	12,867	12,217
Personal and credit card	5,920	5,744	5,561	5,930
Business and government	20,216	19,094	20,680	19,130
Securities purchased under reverse repurchase agreements	3,419	3,426	2,366	5,162
Allowance for credit losses	(646)	(635)	(662)	(762)
	42,057	40,591	40,812	41,677
Other				
Customers' liability under acceptances	3,128	3,134	2,988	3,027
Assets held for disposal	225	281	313	567
Premises and equipment	241	246	255	238
Goodwill	660	660	661	283
Intangible assets	184	184	184	12
Other assets	2,437	2,539	2,567	2,381
	6,875	7,044	6,968	6,508
	75,791	73,125	74,611	74,670
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	23,234	23,000	22,607	22,572
Business and government	22,741	21,400	22,582	21,635
Deposit-taking institutions	4,209	5,530	6,501	6,879
	50,184	49,930	51,690	51,086
Other				
Acceptances	3,128	3,134	2,988	3,027
Obligations related to securities sold short	6,331	6,085	5,542	6,182
Obligations related to securities sold under repurchase agreements	4,358	3,293	4,416	4,690
Other liabilities	5,742	4,473	3,996	3,652
	19,559	16,985	16,942	17,551
Subordinated debentures	1,553	1,581	1,592	1,630
Non-controlling interest	433	458	486	488
Shareholders' equity				
Preferred shares	500	500	300	300
Common shares	1,583	1,633	1,639	1,628
Retained earnings	1,979	2,038	1,962	1,987
	4,062	4,171	3,901	3,915
	75,791	73,125	74,611	74,670

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended April 30		Six months ended April 30	
	2003	2002	2003	2002
Cash flows from operating activities				
Net income	138	122	304	268
Adjustments for:				
Provision for credit losses excluding discontinued operations	41	130	82	375
Provision for credit losses attributed to discontinued operations	-	-	-	(50)
Amortization of premises and equipment	13	13	24	25
Future income taxes	(5)	(14)	1	(3)
Adjustment upon foreign currency translation of subordinated debentures	(28)	(6)	(39)	(7)
Losses (gains) on sale of investment account securities, net	9	(20)	(4)	(28)
Change in interest payable	(2)	(41)	(3)	(100)
Change in interest receivable	(8)	27	5	46
Change in income taxes payable	79	(18)	85	92
Change in unrealized losses (gains) and amounts payable on derivative contracts	73	(151)	301	(66)
Change in trading account securities	(2,555)	354	(1,045)	(685)
Change in other items	1,160	(17)	1,429	132
	(1,085)	379	1,140	(1)
Cash flows from financing activities				
Change in deposits	254	561	(1,506)	(350)
Redemption and maturity of subordinated debentures	-	(9)	-	(10)
Issuance of common shares	4	4	11	8
Issuance of preferred shares	-	-	200	-
Common shares repurchased for cancellation	(194)	(184)	(240)	(184)
Preferred shares redeemed for cancellation	-	(100)	-	(192)
Dividends paid	(5)	(47)	(101)	(96)
Change in obligations related to securities sold short	246	452	789	803
Change in obligations related to securities sold under repurchase agreements	1,065	(1,444)	(58)	283
Change in other items	(3)	(3)	(7)	(3)
	1,367	(770)	(912)	259
Cash flows from investing activities				
Change in loans	(1,192)	(341)	441	1,047
Change in securitization of assets	(265)	(75)	(626)	(643)
Proceeds from sale of asset-based loans	-	-	-	2,540
Purchases of investment account securities	(5,667)	(4,628)	(11,432)	(8,988)
Sales of investment account securities	5,994	5,149	11,171	9,420
Change in securities purchased under reverse repurchase agreements	7	(432)	(1,053)	(1,121)
Change in premises and equipment	(8)	(8)	(10)	(13)
	(1,131)	(335)	(1,509)	2,242
Increase (decrease) in cash and cash equivalents	(849)	(726)	(1,281)	2,500
Cash and cash equivalents at beginning of period	6,432	9,058	6,864	5,832
Cash and cash equivalents at end of period	5,583	8,332	5,583	8,332
Cash and cash equivalents				
Cash and deposits with Bank of Canada	328	249	328	249
Deposits with financial institutions	5,255	8,083	5,255	8,083
Total	5,583	8,332	5,583	8,332
Interest and dividends paid	282	365	678	779
Income taxes paid (recovered)	(15)	97	46	42

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Six months ended April 30	
	2003	2002
Capital stock at beginning of period	1,939	2,160
Issuance of common shares	11	8
Issuance of preferred shares (Note 6)	200	-
Repurchase of common shares for cancellation (Note 6)	(67)	(48)
Redemption of preferred shares, Series 10 and 11 for cancellation		(192)
Capital stock at end of period	2,083	1,928
Retained earnings at beginning of period	1,962	1,956
Net income	304	268
Dividends		
Preferred shares	(13)	(12)
Common shares	(95)	(86)
Income taxes related to dividends on preferred shares, Series 10,11,12 and 13	(1)	(2)
Premium paid on common shares repurchased for cancellation (Note 6)	(173)	(136)
Share issuance expenses, net of income taxes	(3)	-
Unrealized foreign exchange losses, net of income taxes	(2)	(1)
Retained earnings at end of period	1,979	1,987
Shareholders' equity	4,062	3,915

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2002. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2003.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies adopted in the Bank's most recent annual report for the year ended October 31, 2002, with the exception of the new standards described in Note 2 and the recording in the first quarter of 2002 of the difference between the general allowance for credit risk according to the guidance provided by the Superintendent of Financial Institutions Canada and according to Canadian GAAP, as described in Note 28 to the 2002 annual consolidated financial statements.

Had the Bank followed Canadian GAAP in the first quarter of 2002, net income would have decreased by $57 million, the provision for credit losses would have increased by $97 million, income taxes would have decreased by $40 million, and basic and diluted net income per common share would have decreased by $0.30. Furthermore, return on common shareholders' equity would have decreased by 6.26%.

Notes to the Consolidated Financial Statements (cont.)

2. Recent Standards Adopted

Stock-Based Compensation

On November 1, 2002, the Bank adopted the requirements of the standard of the Canadian Institute of Chartered Accountants (the "CICA") entitled "Stock-Based Compensation and Other Stock-Based Payments". It establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. A description of these new accounting policies and the impact of the adoption of this new standard on the consolidated financial statements for the first six months of 2003 are presented below.

A. Stock Appreciation Rights (SAR) Plan

In accordance with this new standard, SARs are recorded at fair value by valuing, on an ongoing basis, the excess of the stock price over the exercise price of the option. The new standard applies to SARs outstanding at the date of the adoption of the recommendations and to subsequent awards. The Bank's obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, namely, four years, and a corresponding amount is included in "Other liabilities". When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized by increasing or decreasing the compensation expense for the period in which the variations occur. With regard to SARs outstanding as at the date of the adoption of the recommendations, the application of the new standard's transitional provisions, taking into account the liability previously recognized by the Bank, did not require any cumulative adjustment to the balance of retained earnings as at November 1, 2002. Furthermore, the new standard had no material impact on the consolidated financial statements for the first quarter of 2003.

B. Stock Option Plan

As encouraged in the new standard, the Bank has chosen to adopt the fair value-based method to record stock options awarded subsequent to November 1, 2002. The fair value of the stock options is estimated on the grant date using the Black-Scholes model. The cost is recognized using a straight-line method over the vesting period, namely, four years, as an increase in the compensation expense and the contributed surplus. When the options are exercised, the proceeds and the contributed surplus are credited to common share paid-up capital. For options awarded before November 1, 2002, the Bank continues to apply the accounting policy described in Note 1 to the 2002 annual consolidated financial statements.

The fair value on the grant date of the options awarded in 2003 was estimated at $6.90 using the Black-Scholes model. The following assumptions were used: i) a risk-free interest rate of 4.54%, ii) an expected life of options of six years, iii) an expected volatility of 27% and iv) an expected dividend yield of 3.36%.

The impact of the adoption of the fair value-based method on the consolidated financial statements for the six months ended April 30, 2003 was an increase of approximately $1 million in compensation expense and in contributed surplus.

Disclosure of Guarantees

On April 30, 2003, the Bank adopted the requirements of the CICA's Accounting Guideline 14 entitled "Disclosure of Guarantees" (AcG-14). This Guideline broadens the definition of guarantees and requires that the guarantor disclose significant information on the guarantees which it has provided.

AcG-14 defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the entity, or provision of services) to the beneficiary due to (a) changes in interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform

Notes to the Consolidated Financial Statements (cont.)

under a contractual agreement or (c) failure of a third party to pay its indebtedness when due.

Significant guarantees issued by the Bank and in effect on April 30, 2003 are described below:

Letters of guarantee
In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable assurances that the Bank will make payments in the event that a client cannot meet his financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than four years. The maximum potential future payments for letters of guarantee totalled approximately $1 billion as at April 30, 2003. The general allowance for credit losses recorded covers all credit risks including those relating to letters of guarantee.

Liquidity facilities
The Bank provides backstop liquidity facilities under asset-backed commercial paper conduit programs administered by the Bank further to securitization operations. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the programs would be unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at April 30, 2003, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $575 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these liquidity facilities.

Derivatives
In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements by which the Bank grants the purchaser the right, but not the obligation, to sell by or at a pre-determined date, a specific amount of currency, or a commodity or financial instrument, at a price agreed to when the option is contracted. Written put options sold that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds underlying securities. The terms of these options vary based on the contracts but do not exceed two years. The maximum potential future payments with respect to these options sold totalled $431 million as at April 30, 2003. At that date, the Bank had recorded liabilities of $6 million in the Consolidated Balance Sheet with respect to these written put options.

Securities lending
In accordance with securities lending agreements the Bank has signed with certain clients who have previously entrusted it with the safekeeping of their securities, the Bank, as an agent for these clients, lends their securities to third parties and indemnifies these clients in the event of loss. In order to protect itself against all potential losses, the Bank requires from the borrower as security a cash amount or highly liquid marketable securities with a fair value greater than that of the securities loaned. The fair value of the securities loaned totalled $1.5 billion as at April 30, 2003. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from securities lending operations.

Sale of a business and operations
Under agreements with respect to the sale of a business and operations, the Bank agreed to indemnify the purchaser for losses incurred resulting from certain types of claims from the Bank's past conduct of the business or operations, as well as any representations and guarantees that may have been incorrect on the date when they were made. In cases where the maximum potential future payments are limited by the agreements, the amount for all such agreements totalled approximately $260 million as at April 30, 2003. One agreement does not limit the maximum potential future payments if the

Notes to the Consolidated Financial Statements (cont.)

guarantee is enforced and, the nature of these commitments prevents the Bank from estimating the maximum potential liability that it may be required to pay. The applicable period of the various indemnification clauses are described in the agreements and may vary. In addition, further to one of the agreements concerning the sale of operations, the Bank has agreed to repurchase the assets sold that did not comply with certain representations made by the Bank with respect to these assets. The Bank's commitment with regard to the repurchase of certain assets sold ends in July 2003. No amount has been accrued in the Consolidated Balance Sheet with respect to these indemnification agreements.

Business acquisition

In June 2002, the Bank purchased Putnam Lovell Group Inc., a U.S. investment bank. The aggregate consideration paid on closing amounted to $27 million and consisted of 807,294 common shares of the Bank valued at $26 million at that date plus a cash payment of $1 million. An additional amount consisting of 476,119 common shares of the Bank valued at $15 million at that date will be paid in 2004, contingent upon certain profitability objectives being achieved. The value of the common shares was based on the average closing price of the shares of the Bank over a period of several days preceding the date on which the number of shares was determined, namely, June 18, 2002. No amount has been accrued in the Consolidated Balance Sheet with respect to this additional consideration.

Director and Officer indemnification

In accordance with its by-laws, the Bank indemnifies its directors and officers, for the duration of their mandate, and indemnifies any individual who, at the Bank's request has acted as a director or officer of an entity in which the Bank is a shareholder or creditor. The Bank indemnifies them in accordance with its by-laws, for all charges, costs and expenses as a result of any lawsuit or administrative proceeding in which the directors or officers are sued as a result of their service. The Bank has purchased directors' and officers' liability insurance. The nature of these indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential future payments that the Bank may be required to make. No amount has been accrued in the Consolidated Balance Sheet.

Other indemnification agreements

In the normal course of business, including securitization activities, the Bank enters into contractual agreements other than the ones described above. These agreements require that the Bank compensate the counterparties for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive clauses. The nature of these commitments prevents the Bank from estimating the maximum potential liability that it may be required to pay. The duration of these agreements is described in each contract. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee

In accordance with a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank agreed to guarantee all the commitments, debts and liabilities of an affiliate to the maximum of its regulatory capital, namely, $22 million as at April 30, 2003. This guarantee expires on the date the investment in the affiliate is sold or sooner if deemed appropriate by the regulatory authority. To date, this guarantee has not been drawn upon and no amount has been accrued in the Consolidated Balance Sheet with respect to the agreement.

3. Recent Standards Pending Adoption

Variable Interest Entities

In April 2003, the CICA approved, subject to written ballot, a new Accounting Guideline on Consolidation of Variable Interest Entities. This Guideline is harmonized with the corresponding U.S. standard and includes instructions on determining the primary beneficiary of variable interest entities and the beneficiary that will therefore have to consolidate them. The Guideline, expected to be issued in June 2003, will apply to all annual and interim periods beginning on or after January 1, 2004. The Bank is currently evaluating the impact of this new Accounting Guideline.

Notes to the Consolidated Financial Statements (cont.)

Disposal of Long-Lived Assets and Discontinued Operations

In 2002, the CICA issued a new standard entitled "Disposal of Long-Lived Assets and Discontinued Operations", which establishes standards for the recognition, measurement, presentation and disclosure of the disposal of non-monetary long-lived assets. Long-lived assets to be disposed of other than by sale should continue to be classified as held-for-use until their disposal. Long-lived assets held for sale that meet certain criteria should be presented separately on the balance sheet and measured at the lower of their carrying value or fair value, less cost to sell.

Furthermore, according to this new standard, the definition of discontinued operations has been broadened. This change may affect the presentation of future discontinued operations. This new standard will apply to discontinued operations underway, subsequent to a commitment to follow a plan, as of May 1, 2003. These new requirements should not have a material impact for the Bank.

Impairment of Long-Lived Assets

In 2002, the CICA issued a new standard entitled "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The Bank will adopt this standard effective November 1, 2003.

4. Loans and Impaired loans

		Impaired loans			
	Gross amount	Gross	Specific allowance	Country risk allowance	Net
April 30, 2003					
Residential mortgage	13,148	9	3	-	6
Personal and credit card	5,920	29	15	-	14
Business and government	20,216	429	202	21	206
Securities purchased under reverse repurchase agreements	3,419	-	-	-	-
	42,703	467	220	21	226
General allowance (1)					(405)
Impaired loans, net of specific and general allowances					(179)
October 31, 2002					
Residential mortgage	12,867	23	3	–	20
Personal and credit card	5,561	33	12	–	21
Business and government	20,680	447	220	22	205
Securities purchased under reverse repurchase agreements	2,366	–	–	–	–
	41,474	503	235	22	246
General allowance (1)					(405)
Impaired loans, net of specific and general allowances					(159)

(1) The general allowance for credit risk was taken for the Bank's loans in their entirety.

Notes to the Consolidated Financial Statements (cont.)

5. Allowances for credit losses

For the 6-month period ended	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance (loans and securities)	April 30 2003	April 30 2002
Allowances at beginning	235	296	109	22	662	879
Transfer of allowance for assets held for disposal	-	-	-	-	-	(31)
Amounts related to discontinued operations	-	-	-	-	-	(65)
Provision for credit losses	82	-	-	-	82	375
Write-offs	(122)	-	-	(1)	(123)	(402)
Recoveries	25	-	-	-	25	6
Allowances at end	220	296	109	21	646	762

6. Capital Stock

Issued and fully paid as at April 30, 2003

First preferred shares		
5,000,000	shares, Series 12	125
7,000,000	shares, Series 13	175
8,000,000	shares, Series 15	200
		500
175,669,746	common shares	1,583
		2,083
6,719,315	stock options outstanding	N/A

Issuance of preferred shares

On January 31, 2003, the Bank issued 8,000,000 first preferred shares with a non-cumulative preferential dividend payable quarterly in an amount of $0.365625 per share, Series 15, for an aggregate consideration of $194,665,000, net of commissions totalling $5,335,000.

These shares are redeemable at the Bank's option, subject to the prior approval of the Superintendent of Financial Institutions, as of May 15, 2008, in whole or in part, at $26 per share if they are redeemed before May 15, 2009, at $25.75 per share if they are redeemed during the 12-month period prior to May 15, 2010, at $25.50 per share if they are redeemed during the 12-month period prior to May 15, 2011, at $25.25 per share if they are redeemed during the 12-month period prior to May 15, 2012, and at $25.00 per share if they are redeemed as of May 15, 2012, in each case, plus all declared and unpaid dividends at the date fixed for redemption.

Repurchase of common shares

On January 20, 2003, the Bank made a normal course issuer bid for the repurchase of up to 9,100,000 common shares over a 12-month period ending no later than January 19, 2004. Purchases were made on the open market at market prices through the facilities of The Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings. As at April 30, 2003, the Bank had repurchased 7,485,366 common shares at a cost of $240 million, which reduced common equity capital by $67 million and retained earnings by $173 million.

Redemption of preferred shares

On May 15, 2003, the Bank redeemed, for cancellation, all Series 12 non-cumulative first preferred shares at a price of $25 per share, plus declared and unpaid dividends up to the redemption date.

7. Securitization

CMHC-guaranteed mortgage loans

During the second quarter of 2003, the Bank securitized residential mortgage loans guaranteed by the CMHC totalling $281 million through the creation of mortgage-backed securities. The Bank sold all these securities. The Bank received cash proceeds totalling $281 million and retained the rights to future excess interest in the amount of $8 million. Transaction costs of $0.8 million were recognized in the Consolidated Statement of Income under "Securitization revenues".

Notes to the Consolidated Financial Statements (cont.)

8. Segment Disclosures (1)

Quarter ended April 30
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Net interest income (2)	**300**	289	**22**	22	**69**	77	**(39)**	(27)	**352**	361
Other income (2)	**147**	142	**132**	135	**118**	153	**48**	36	**445**	466
Total revenues	**447**	431	**154**	157	**187**	230	**9**	9	**797**	827
Operating expenses	**282**	273	**126**	131	**117**	100	**4**	(13)	**529**	491
Contribution	**165**	158	**28**	26	**70**	130	**5**	22	**268**	336
Provision for credit losses (3)	**51**	55	**–**	–	**12**	8	**(22)**	67	**41**	130
Income before income taxes, non-controlling interest and discontinued operations	**114**	103	**28**	26	**58**	122	**27**	(45)	**227**	206
Income taxes (2)	**42**	40	**10**	8	**21**	44	**9**	(16)	**82**	76
Non-controlling interest	**–**	–	**1**	1	**–**	–	**6**	7	**7**	8
Income before discontinued operations	**72**	63	**17**	17	**37**	78	**12**	(36)	**138**	122
Discontinued operations	**–**	-	**–**	–	**–**	–	**–**	–	**–**	–
Net income	**72**	63	**17**	17	**37**	78	**12**	(36)	**138**	122
Average assets	**38,555**	38,261	**656**	794	**36,462**	39,028	**(5,563)**	(7,012)	**70,110**	71,071

Six months ended April 30
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Net interest income (4)	**612**	588	**45**	44	**140**	169	**(77)**	(54)	**720**	747
Other income (4)	**303**	283	**271**	273	**284**	258	**79**	71	**937**	885
Total revenues	**915**	871	**316**	317	**424**	427	**2**	17	**1,657**	1,632
Operating expenses	**555**	547	**257**	255	**245**	193	**20**	(3)	**1,077**	992
Contribution	**360**	324	**59**	62	**179**	234	**(18)**	20	**580**	640
Provision for credit losses (3)	**104**	113	**–**	–	**22**	21	**(44)**	241	**82**	375
Income before income taxes, non-controlling interest and discontinued operations	**256**	211	**59**	62	**157**	213	**26**	(221)	**498**	265
Income taxes (4)	**93**	79	**21**	20	**56**	78	**10**	(77)	**180**	100
Non-controlling interest	**–**	-	**2**	2	**–**	–	**12**	13	**14**	15
Income before discontinued operations	**163**	132	**36**	40	**101**	135	**4**	(157)	**304**	150
Discontinued operations	**–**	-	**–**	–	**–**	–	**–**	118	**–**	118
Net income	**163**	132	**36**	40	**101**	135	**4**	(39)	**304**	268
Average assets	**38,447**	38,497	**664**	797	**36,849**	38,849	**(5,742)**	(7,099)	**70,218**	71,044

Personal and Commercial
This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other
This heading comprises securitization operations, gains on the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Since November 1, 2002, the Bank has modified the composition of its reportable segments in order to reflect changes to its organizational structure. The comparative figures have been restated to take these changes into account.

(2) Net interest income was grossed up by $9 million ($5 million in 2002) and other income by $15 million ($8 million in 2002) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(3) Provisions for credit losses for the segments are determined based on expected losses, which are established through statistical analysis. The difference between actual losses and expected losses is recorded under the "Other" heading.

(4) Net interest income was grossed up by $22 million ($10 million in 2002) and other income by $27 million ($46 million in 2002) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

Economic Commentary

Review of the Canadian economy

Powered mainly by consumer spending and residential construction, the Canadian economy posted growth of 3.4% in 2002 and again outperformed its main economic partner, the United States, for the fourth consecutive year. With growth of 16.0%, the residential construction sector turned in its best performance since the real estate boom of 1987. A 3.9% drop in business investment for the year as a whole was offset by higher inventories. Exports firmed up slightly, although they remained below the record level reached in 2000. However, manufacturing of computer and telecommunications products fell to a new trough with a decline of 17.2% for the year.

On the regional level, economic growth was more robust in the east of the country than in the west. Growth in almost all the Atlantic provinces exceeded the national average. New Brunswick, the sole exception in this regard, was nevertheless able to achieve respectable growth of 3.3% on the strength of strong demand for refined petroleum products, timber wood, paper and seafood products. Prince Edward Island finally had a good potato harvest while Nova Scotia, with its large tire factories, was able to benefit from the increased automobile production in North America. But the best economic performance in the country was turned in by Newfoundland and Labrador, which posted growth of 13.4%, mainly because the new oil field in Terra Nova came on stream. Unfortunately, the economic environment became less promising at the beginning of 2003, following the moratorium implemented on all cod fishing.

Economic growth was 4.3% in Quebec compared to 3.9% in Ontario. Quebec benefited from a strong upsurge in residential construction, which jumped by 26.1% versus 11.7% in Ontario. However, this spread was neutralized by much higher stockpiles of inventory in Ontario and the contraction in international exports in Quebec, particularly for aircraft and telecommunications equipment. In fact, the stronger economic growth in Quebec was ultimately attributable to public-sector investment. Nevertheless, the province's economy accounted for over a third of the increase in number of hours worked Canada-wide.

The automobile sector was one of the leading contributors to Ontario's economic growth in 2002, but saw a net slowdown at the beginning of 2003 when American car dealers were stuck with excess inventory. However, Ontario is well positioned to take advantage of the expected recovery in U.S. corporate investment spending in 2003.

Although Manitoba's annual growth of 2.4% was below the national average for 2002, the province's unemployment rate was one of the lowest in the country at 5.2%. GDP in Saskatchewan fell for the second year in a row, as drought, insect infestations and late rainfall served to pull down agricultural output by 23.7%.

Drought was also a factor in Alberta, where livestock and agricultural production fell by 28.4%. Output from oil fields shrank by 0.9% as a result of declining U.S. demand and falling energy prices also resulted in a dropoff in investments for oil and gas extraction. Manufacturing output dipped by 1.5%, owing to the marked declines affecting machinery, fertilizers and pesticides. Exports also slumped for the first time in 16 years. Under these conditions, economic growth slowed to 1.7%. Despite the uncertain outlook, the labour market remained healthy with employment gains of 3.1%. This explains why consumer spending continued to be vigorous and how residential activity climbed by 23.4%. Ongoing hirings indicated that Albertans were confident that their economy was only going through a temporary bad patch in 2002 and this optimism was confirmed by the rise in energy prices. In 2003 and 2004, Alberta will be one of the provinces vying for the best economic performance in Canada.

British Columbia posted economic growth of 1.8% in 2002. Although exports edged 0.8% higher for the year, declines were recorded for coal, natural gas and metals. Total exports had already fallen by 4.3% in 2001.

In 2003, the Canadian economy will be able to draw on certain reserves, as illustrated by the continued high levels of housing starts. After a decade of being unable to see any discernible improvement in their standard of living, Canadians are taking advantage of low interest rates, a strong labour market and lower income taxes to express pent-up demand. Judging by the high levels of housing starts that have been sustained, this latent demand has not yet been exhausted. Despite the SARS episode, domestic conditions remain satisfactory. The actual risk to the economy will come from external factors. We are still counting on the U.S. economy to recover in the second half of 2003, which, by extension, will spur Canada's economy to grow by 2.9% in 2003 and 3.2% in 2004.

Bank News

The SMEs of the National Bank recognition program: On April 10, the Bank launched its 10th annual recognition program, which honours the exceptional performance of small and medium-sized enterprises from all regions of Quebec. One province-wide winner will be selected from among all the regional winners in each of the following categories: Small Business, SME, Agricultural SME and Export SME. The four winners will also benefit from extensive coverage in the print media and on television.

Commerce survey of Quebec's most admired companies: The Bank moved up considerably in the ranking of Quebec's 150 most admired companies according to the latest annual survey conducted by the business magazine *Commerce* and the firm Léger Marketing. The Bank is now in 48th place, which is 10 places higher than last year, and continues to hold the top spot among financial institutions.

Défi Sportif: Reflecting its concern about equality and the integration of people with disabilities, the Bank was a partner in the 20th anniversary edition of *Défi sportif*, the largest event for disabled athletes in North America, which brought together over 2,000 athletes of every calibre and age. For the next three years, the Bank will also be sponsoring the National Bank *Défi sportif* team of champions. This team, consisting of 16 athletes selected by their trainers for their sports performance and communication skills, will act as spokespersons for the event.

Daffodil Ball: Réal Raymond, President and Chief Executive Officer, was co-chairman of the 10th annual Daffodil Ball, held in Montreal on April 24. This prestigious benefit event, the largest of its kind organized by the Canadian Cancer Society, raised $1.3 million for the organization.

National Bank Bursaries program: The Bank revealed the names of the 22 young athletes from various regions of Quebec and Ontario who will share the $50,000 in student bursaries available under the National Bank Bursaries program. Now in its 11th year, the program has awarded a total of $400,000 since its creation in 1993 to some 280 athletes in various Olympic or Paralympic disciplines, thereby encouraging them to achieve their goal of one day competing at the Olympic Games.

National Bank Financial Canadian Bank CEO Conference: On April 9, Réal Raymond, President and Chief Executive Officer, participated in the National Bank Financial Canadian Bank CEO Conference organized by National Bank Financial for its institutional investor clientele. In his speech, Mr. Raymond recalled the Bank's recent achievements and explained how they fitted into his business plan and development goals. He also stated that he deplored the slowness with which the federal government was handling the bank merger file, and reiterated the National Bank's position on the matter. The conference, at which the CEOs of all six major Canadian banks participated, was remarkably well attended and proved a great success.

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters. By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments. Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department, by telephone at (514) 394-0296, by fax at (514) 394-6196 or by e-mail at investorrelations@nbc.ca. For more information about the Bank and its publications, you can visit the Bank's website at **www.nbc.ca**

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171, or by e-mail at clientele@tbn.bnc.ca

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171, or by e-mail at clientele@tbn.bnc.ca.

www.nbc.ca/investorrelations

NATIONAL BANK OF CANADA

Report to Shareholders

First Quarter 2003

The National Bank announces record net income for the first quarter of fiscal 2003

- *Net income of $166 million, an increase of 14%*
- *32% growth in net income for Personal and Commercial*
- *Decrease in the provision for credit losses*
- *Tier 1 capital ratio of 10.2%*
- *Normal course issuer bid launched for the repurchase of 9.1 million common shares*

MONTREAL, February 27, 2003 – National Bank of Canada declared net income of $166 million for the first quarter ended January 31, 2003, an increase of 14% compared to $146 million for the corresponding period of 2002. Earnings per share were $0.88 for the quarter versus $0.73 for the first quarter of 2002, up 21%. Return on common shareholders' equity was 17.6% for the first quarter of 2003 compared to 15.0% for the year earlier period.

This growth in quarterly net income, the largest in the Bank's history, was chiefly attributable to the 32% increase in net income for the Personal and Commercial segment. The 6% rise in revenues due to the wider spread and the growth in deposit volumes of individuals and small businesses accounted for the increase in this segment's net income.

Commenting on these results, Réal Raymond, President and Chief Executive Officer, focused on "the remarkable performance of banking activities with individuals and businesses. I am satisfied with the performance of the Bank's other segments given the uncertain capital market environment."

As at January 31, 2003, the specific and general allowances exceeded impaired loans by $175 million compared to $159 million as at October 31, 2002.

	For the quarter ended January 31		
	2003	2002	%
Net income			
Personal and Commercial	91	69	+32
Wealth Management	19	23	-17
Financial Markets	64	57	+12
Other	(8)	(3)	
Total	166	146	+14
Earnings per share	$0.88	$0.73	+21
Return on common shareholders' equity	17.6 %	15.0 %	

On January 31, 2003, the Bank issued $200 million of First Preferred Shares Series 15 with non-cumulative dividends and a fixed rate of 5.85%. On January 20, 2003, the Bank initiated a normal course issuer bid for the repurchase of up to 9.1 million common shares. As at January 31, 2003, 1.4 million shares had been repurchased for an aggregate consideration of $46 million.

Business Development

In the first quarter, the Bank took the following specific steps to better serve its customers and to develop new products.

In view of current market conditions and in order to meet the needs of customers looking for secure financial products during RRSP season, the National Bank introduced the Canadian Blue Chip Portfolio-Linked Note, a product with guaranteed principal. This new product, which is added to the Bank's other GICs, was extensively promoted both on television and in the branch network.

To further promote its line of financial products, the National Bank acquired the deposit portfolio of Standard Life Trust Company. The National Bank will be managing this $38.4 million portfolio and more than 300 independent brokers will be renewing these deposit certificates with the Bank.

Always looking for ways to create added value for its customers, the National Bank signed an agreement with Workopolis, a leader in recruitment and job search solutions. Workopolis offers the Bank's business customers ad placement services through the Bank's Internet Banking Solutions portal. With these services, customers can save time and reduce their recruitment costs.

Lastly, after a selection process, the National Bank announced last December that BOS had been chosen as its new advertising agency. As such, BOS will help the Bank prepare and carry out its marketing strategies and advertising campaigns.

For more information:

Michel Labonté
Senior Vice-President
Finance and Technology
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Quarterly financial statements are available at all times on the National Bank of Canada website at **www.nbc.ca/investorrelations.**

Conference call on results for the first quarter of fiscal 2003

- A conference call for financial analysts will be held on February 27, 2003 at **12:30 p.m. Eastern time.**
- Access by telephone: **1-800-387-6216 or (416) 405-9328**
- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call

- A recording of the conference call can be heard until March 6, 2003 by calling 1-800-408-3053 or (416) 695-5800. The access code is 1373037.
- A recording of the webcast will also be available on the Internet after the call at **www.nbc.ca/investorrelations.**

Management's Analysis of the Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the first quarter of 2003.

Strategic Objectives

The National Bank published in its 2002 Annual Report the strategic objectives which it set for itself for fiscal 2003. The table below compares these objectives to the results for the first quarter of 2003.

	Objectives	Q1 Results
Growth in earnings per share	5% - 10%	21%
Return on common shareholders' equity	14% - 16%	17.6%
Tier 1 capital ratio	8.75% - 9.50%	10.2%
Dividend payout ratio	30% - 40%	35%*

* Based on the earnings per share of the last four quarters excluding the impairment charge for an investment

Analysis of Results

Operating Results

For the first quarter ended January 31, 2003, the National Bank earned net income of $166 million, an increase of 14% compared to $146 million for the first quarter of 2002. Earnings per share were $0.88 for the quarter versus $0.73 for the corresponding period of 2002, up 21%. Return on common shareholders' equity rose to 17.6% for the first quarter of 2003 compared to 15.0% for the quarter ended January 31, 2002.

Revenues

Total income for the first quarter of 2003 was $835 million, up 10% compared to $762 million for the year earlier period.

Net interest income amounted to $355 million in the first quarter of 2003 versus $381 million for the corresponding period of 2002. Of the $26 million decrease, $21 million was attributable to the Financial Markets segment, in particular, due to asset and liability matching operations that had benefitted from a favourable interest rate environment in the first quarter of 2002 and lower corporate loan volumes. Net interest income for the "Other" heading was down $11 million primarily due to the cost of financing the acquisitions made during fiscal 2002. On the other hand, net interest income for Personal and Commercial rose 4% to reach $312 million. The increase was mainly due to the spread which widened from 3.06% in the first quarter of 2002 to 3.23% this quarter.

Other income for the quarter totalled $480 million compared to $381 million for the first quarter of 2002, for an increase of $99 million or 26%. The acquisitions of Putnam Lovell and Altamira contributed $20 million and $16 million, respectively, to the growth in other income. The gain generated by the initial public offering of The Toronto Stock Exchange, less the loss on the investment in Cognicase Inc. after it was acquired by CGI, added approximately $21 million to other income. Lastly, other income for Personal and Commercial activities grew by $15 million or approximately 11%.

Operating Expenses

Operating expenses for the first quarter of 2003 amounted to $548 million versus $501 million for the corresponding period of 2002. The acquisitions of Putnam Lovell and Altamira added $33 million to operating expenses compared to the same quarter of 2002. If the impact of the acquisitions is excluded, the increase in operating expenses was $14 million or 2.8% compared to the first quarter of 2002.

Results by Segment

The revenues of each segment are presented on a taxable equivalent basis, i.e., they are grossed up to make the income earned on certain securities comparable with income from other financial instruments. An equivalent amount was added to income taxes. In addition, the provision for credit losses of each operating segment is based on expected losses which are calculated using statistical analyses. The difference between expected losses and actual losses is charged to the "Other" heading.

Management's Analysis of the Financial Condition and Operating Results (cont.)

Personal and Commercial

Personal and Commercial posted net income of $91 million for the first quarter of 2003, up 32% from $69 million for the corresponding period in 2002. Revenues were $468 million, for an increase of $28 million or 6%. Net interest income rose $13 million owing mainly to the improved interest margin which reached 3.23% for the first quarter of 2003 as against 3.06% for the same period a year earlier. The average volume of loans and acceptances was down by approximately $400 million primarily due to commercial loans. The average volume of deposits however was up by more than $1 billion. At $273 million, operating expenses for the quarter remained relatively unchanged from the first quarter of 2002. The efficiency ratio improved, going from 62.3% in the first quarter of 2002 to 58.3% this quarter. Lastly, expected loan losses declined by $5 million or 9% from the corresponding period in 2002, thereby reflecting the improved quality of the loan portfolio.

Wealth Management

Net income for the Wealth Management segment totalled $19 million, down $4 million over the first quarter of the previous year. Revenues amounted to $162 million this quarter compared to $160 million for the same period in 2002. The additional $16 million in revenues from Altamira was largely offset by lower revenues from retail brokerage activities. At $131 million, operating expenses were up $7 million primarily because of the addition of expenses at Altamira.

Financial Markets

For the first quarter of 2003, Financial Markets posted net income of $64 million for a 12% increase. Revenues for the quarter reached $237 million, for an increase of $40 million or 20%, which was mainly attributable to an additional $20 million in revenues from Putnam Lovell and a $26 million gain from the initial public offering of The Toronto Stock Exchange. These increases were partly offset by lower revenues from asset and liability matching, as well as the lower volume of corporate loans. At $128 million, operating expenses rose $35 million mainly as a result of variable remuneration and the Putnam Lovell acquisition. Expected loan losses were $10 million for the first quarter of 2003 compared to $13 million for the same period a year earlier.

Other

Revenues from the "Other" heading, excluding securitization operations and the cost of financing acquisitions, included the $4.4 million write-down of an investment in Cognicase following CGI's acquisition of this company. The provision for credit losses for the "Other" heading included the difference between expected losses charged to operating segments and actual loan losses incurred. The favourable $196 million difference was primarily attributable to the revision of the estimated allowance of $185 million recorded in the first quarter of 2002. Discontinued operations showed a net gain of $118 million further to the sale of asset-based lending operations in the United States in the first quarter of 2002.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $41 million as against $245 million for the corresponding quarter of 2002. Excluding the revision of the estimated allowance of $185 million recorded in the first quarter of 2002, the provision for credit losses was reduced by $19 million.

As at January 31, 2003, allowances for credit losses exceeded impaired loans by $175 million compared to $159 million as at October 31, 2002, for an improvement of $16 million. New formations of gross impaired loans (less recoveries) amounted to $29 million for the quarter compared to $17 million for the previous quarter.

The ratio of gross private impaired loans to total tangible capital and allowances improved to 12.7% as at January 31, 2003 versus 14.1% as at October 31, 2002.

Management's Analysis of the Financial Condition and Operating Results (cont.)

Market Risk – Trading Activities

The VaR (Value-at-Risk) simulation model is one of the main tools used in managing the market risks associated with trading activities. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Effective November 1, 2002, the Bank started using two years of data instead of three years. No material change in VaR behaviour was observed following this change. Market risk management is described in greater detail on page 49 of the 2002 Annual Report.

The table below illustrates the distribution of market risks by type of risk, namely, interest rate, foreign exchange and price risk, including commodity and equity risk.

Balance Sheet

As at January 31, 2003, the Bank's total assets amounted to $73.1 billion as against $74.6 billion as at October 31, 2002 and $76.0 billion as at January 31, 2002. The table below presents the main loan and deposit headings.

Average monthly volumes (millions of dollars)	January 2003	October 2002	January 2002
Loans and acceptances*			
Residential mortgages	17,530	17,452	17,177
Consumer loans	4,329	4,467	4,204
Credit card receivables	1,453	1,383	1,305
Corporate loans	15,370	15,342	16,568
Bankers' acceptances	3,213	3,341	3,759
	41,895	**41,985**	**43,013**
Deposits			
Personal (balance)	23,000	22,607	22,388
Off-balance sheet personal savings (balance)	46,468	45,636	41,559
Commercial	8,659	7,648	7,662

* including securitized assets

Residential mortgage loans totalled $17.5 billion as at January 31, 2003, up 2% from last year. Credit card receivables advanced 11% over one year to reach $1.5 billion as at January 31, 2003. Loans to businesses amounting to $15.4 billion were down $1.2 billion owing chiefly to corporate and international loans. Since October 31, 2002, the loan portfolio has remained relatively stable.

Personal deposits rose by more than $600 million over one year and by nearly $400 million since October 31, 2002 for a total of $23 billion at the end of the quarter. Off-balance sheet savings administered by the Bank and its subsidiaries grew by $4.9 billion since January 31, 2002, primarily because of the acquisition of Altamira. As at January 31, 2003, commercial deposits were approximately $1 billion higher than as at January 31, 2002 and as at October 31, 2002 owing mainly to deposits from small and medium-size businesses.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 10.2% and 14.3% respectively as at January 31, 2003 compared to 9.6% and 13.6% as at October 31, 2002. The improvement in capital ratios was chiefly owing to the issue of $200 million of preferred shares.

Dividends

At its meeting on February 27, 2003, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 26 cents per common share, payable on May 1, 2003 to shareholders of record on March 27, 2003.

Trading Activities [1]

(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2003				For the quarter ended October 31, 2002			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3)	(4)	(3)	(3)	(4)	(5)	(3)	(2)
Foreign exchange	(1)	(1)	(1)	-	(1)	(2)	(1)	-
Price	(3)	(4)	(2)	(1)	(2)	(2)	(2)	(1)
Global VaR [2]	(5)	(5)	(4)	(3)	(4)	(6)	(4)	(2)

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.

(2) Global VaR reflects the correlation effect from each of the risk categories through diversification.

Highlights

(unaudited)	Quarter ended January 31 2003	2002	% Change
Operating results			
(millions of dollars)			
Total revenues	$835	$762	10
Net income	166	146	14
Return on common shareholders' equity	17.6 %	15.0 %	
Per common share			
Net income	$0.88	$0.73	21
Dividends paid	0.26	0.21	24
Book value	20.22	19.56	3
Stock trading range			
High	33.10	30.07	
Low	29.95	24.70	
Close	31.76	30.00	

Financial position (millions of dollars)	January 31 2003	October 31 2002	% Change
Total assets	$73,125	$74,611	(2)
Loans and acceptances	43,725	43,800	-
Deposits	49,930	51,690	(3)
Subordinated debentures and shareholders' equity	5,752	5,493	5
Capital ratios - BIS			
Tier 1	10.2 %	9.6 %	
Total	14.3 %	13.6 %	
Impaired loans, net of specific and general allowances	(175)	(159)	
as a % of loans and acceptances	(0.4)%	(0.4)%	
Assets under administration/management	139,542	140,737	
Total personal savings	69,468	68,243	
Interest coverage	7.86	7.39	
Asset coverage	3.18	3.02	
Other information			
Number of employees	17,153	17,285	(1)
Number of branches in Canada	491	507	(3)
Number of banking machines	811	826	(2)

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended January 31 2003	 October 31 2002	 January 31 2002
Interest income and dividends			
Loans	466	475	496
Securities	150	130	138
Deposits with financial institutions	37	37	54
	653	642	688
Interest expense			
Deposits	257	233	268
Subordinated debentures	27	27	28
Other	14	21	11
	298	281	307
Net interest income	355	361	381
Other income			
Capital market fees	136	134	128
Deposit and payment service charges	42	43	42
Trading activities and gains on investment account securities, net	51	3	-
Card service revenues	12	13	12
Lending fees	50	45	44
Acceptances, letters of credit and guarantee	19	15	17
Securitization revenues (Note 7)	54	66	46
Foreign exchange revenues	17	17	15
Trust services and mutual funds	54	52	33
Other	45	46	44
	480	434	381
Total revenues	835	795	762
Provision for credit losses	41	53	245
	794	742	517
Operating expenses			
Salaries and staff benefits	317	300	282
Occupancy and amortization	45	55	44
Computers and equipment	63	68	57
Communications	21	20	18
Other	102	97	100
	548	540	501
Income before income taxes, non-controlling interest and discontinued operations	246	202	16
Income taxes charged (recovered)	73	56	(19)
	173	146	35
Non-controlling interest	7	7	7
Income before discontinued operations	166	139	28
Discontinued operations	-	(4)	118
Net income	166	135	146
Dividends on preferred shares	5	5	7
Net income applicable to common shares	161	130	139
Number of common shares outstanding (thousands)			
Average - basic	182,728	183,124	190,450
Average - diluted	183,905	184,168	191,350
End of period	181,563	182,596	190,500
Income before discontinued operations per common share			
Basic	0.88	0.73	0.11
Diluted	0.88	0.73	0.11
Net income per common share			
Basic	0.88	0.71	0.73
Diluted	0.88	0.71	0.73
Dividends per common share	0.26	0.24	0.21

Consolidated Balance Sheet

(unaudited) (millions of dollars)	January 31 2003	October 31 2002	January 31 2002
ASSETS			
Cash resources			
Cash and deposits with Bank of Canada	302	245	605
Deposits with financial institutions	6,130	6,619	8,453
	6,432	6,864	9,058
Securities			
Investment account	7,325	6,712	6,899
Trading account	11,669	13,179	12,031
Loan substitutes	64	76	78
	19,058	19,967	19,008
Loans			
Residential mortgage	12,962	12,867	12,264
Personal and credit card	5,744	5,561	5,654
Business and government	19,094	20,680	18,964
Securities purchased under reverse repurchase agreements	3,426	2,366	4,730
Allowance for credit losses	(635)	(662)	(696)
	40,591	40,812	40,916
Other			
Customers' liability under acceptances	3,134	2,988	3,033
Assets held for disposal	281	313	610
Premises and equipment	246	255	243
Goodwill	660	661	283
Intangible assets	184	184	12
Other assets	2,539	2,567	2,807
	7,044	6,968	6,988
	73,125	74,611	75,970
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	23,000	22,607	22,388
Business and government	21,400	22,582	22,121
Deposit-taking institutions	5,530	6,501	6,016
	49,930	51,690	50,525
Other			
Acceptances	3,134	2,988	3,033
Obligations related to securities sold short	6,085	5,542	5,730
Obligations related to securities sold under repurchase agreements	3,293	4,416	6,134
Other liabilities	4,473	3,996	4,282
	16,985	16,942	19,179
Subordinated debentures	1,581	1,592	1,645
Non-controlling interest	458	486	494
Shareholders' equity			
Preferred shares	500	300	400
Common shares	1,633	1,639	1,672
Retained earnings	2,038	1,962	2,055
	4,171	3,901	4,127
	73,125	74,611	75,970

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Quarter ended January 31	
	2003	2002
Capital stock at beginning of period	**1,939**	2,160
Issuance of common shares	**7**	4
Issuance of preferred shares (Note 6)	**200**	-
Repurchase of common shares for cancellation (Note 6)	**(13)**	-
Redemption of preferred shares, Series 10	**-**	(92)
Capital stock at end of period	**2,133**	2,072
Retained earnings at beginning of period	**1,962**	1,956
Net income	**166**	146
Dividends		
Preferred shares	**(5)**	(7)
Common shares	**(48)**	(40)
Premium paid on common shares repurchased for cancellation (Note 6)	**(33)**	-
Share issuance expenses, net of income taxes	**(4)**	-
Retained earnings at end of period	**2,038**	2,055
Shareholders' equity	**4,171**	4,127

Net Income per Common Share
(dollars)


1.0
0.8
0.6
0.4
0.2
0.0
1st Q 2002
2nd Q
3rd Q
4th Q
1st Q 2003

	1st Q 2002	2nd Q	3rd Q	4th Q	1st Q 2003
■ Net income per common share	0.73	0.62	0.12	0.71	**0.88**
■ Dividend per share	0.21	0.24	0.24	0.24	**0.26**

Return on Common Shareholders' Equity
(percentage)


20
16
12
8
4
0
1st Q 2002
2nd Q
3rd Q
4th Q
1st Q 2003

	1st Q 2002	2nd Q	3rd Q	4th Q	1st Q 2003
■	15.0	13.1	2.3	14.5	**17.6**

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended January 31	
	2003	2002
Cash flows from operating activities		
Net income	166	146
Adjustments for:		
Provision for credit losses excluding discontinued operations	41	245
Provision for credit losses attributed to discontinued operations	-	(50)
Amortization of premises and equipment	11	12
Future income taxes	6	11
Adjustment upon foreign currency translation of subordinated debentures	(11)	(1)
Gain on sale of investment account securities, net	(13)	(8)
Change in interest payable	(1)	(59)
Change in interest receivable	13	19
Change in income taxes payable	6	110
Change in unrealized losses and amounts payable on derivative contracts	228	85
Change in trading account securities	1,510	(1,039)
Change in other items	269	149
	2,225	(380)
Cash flows from financing activities		
Change in deposits	(1,760)	(911)
Redemption and maturity of subordinated debentures	-	(1)
Issuance of common shares	7	4
Issuance of preferred shares	200	-
Common shares repurchased for cancellation	(46)	-
Preferred shares redeemed for cancellation	-	(92)
Dividends paid	(96)	(49)
Change in obligations related to securities sold short	543	351
Change in obligations related to securities sold under repurchase agreements	(1,123)	1,727
Change in other items	(4)	-
	(2,279)	1,029
Cash flows from investing activities		
Change in loans	1,633	1,388
Change in securitization of assets	(361)	(568)
Proceeds from sale of asset-based loans	-	2,540
Purchases of investment account securities	(5,765)	(4,360)
Sale of investment account securities	5,177	4,271
Change in securities purchased under reverse repurchase agreements	(1,060)	(689)
Change in premises and equipment	(2)	(5)
	(378)	2,577
Increase (decrease) in cash and cash equivalents	(432)	3,226
Cash and cash equivalents at beginning of period	6,864	5,832
Cash and cash equivalents at end of period	6,432	9,058
Cash and cash equivalents		
Cash and deposits with Bank of Canada	302	605
Deposits with financial institutions	6,130	8,453
Total	6,432	9,058
Interest and dividends paid	396	431
Income taxes paid (recovered)	61	(140)

Segment Disclosures[1]

Quarter ended January 31

(taxable equivalent basis) (unaudited) (millions of dollars)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
Net interest income [2]	**312**	299	**23**	22	**71**	92	**(38)**	(27)	**368**	386
Other income [2]	**156**	141	**139**	138	**166**	105	**31**	35	**492**	419
Total revenues	**468**	440	**162**	160	**237**	197	**(7)**	8	**860**	805
Operating expenses	**273**	274	**131**	124	**128**	93	**16**	10	**548**	501
Contribution	**195**	166	**31**	36	**109**	104	**(23)**	(2)	**312**	304
Provision for credit losses [3]	**53**	58	**–**	–	**10**	13	**(22)**	174	**41**	245
Income before income taxes, non-controlling interest and discontinued operations	**142**	108	**31**	36	**99**	91	**(1)**	(176)	**271**	59
Income taxes [2]	**51**	39	**11**	12	**35**	34	**1**	(61)	**98**	24
Non-controlling interest	**–**	–	**1**	1	**–**	–	**6**	6	**7**	7
Income before discontinued operations	**91**	69	**19**	23	**64**	57	**(8)**	(121)	**166**	28
Discontinued operations	**–**	–	**–**	–	**–**	–	**–**	118	**–**	118
Net income	**91**	69	**19**	23	**64**	57	**(8)**	(3)	**166**	146
Average assets	**38,342**	38,726	**672**	799	**37,222**	38,675	**(5,916)**	(7,184)	**70,320**	71,016

Personal and Commercial
This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other
This heading comprises securitization operations, gains on the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Since November 1st 2002, the Bank has modified the composition of its reportable segments in order to reflect changes to its organizational structure. The comparative figures have been restated to give effect to the current period's organizational structure.

(2) Net interest income was grossed up by $13 million ($5 million in 2002) and other income by $12 million ($38 million in 2002) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(3) Provisions for credit losses for the segments are determined based on expected losses, which are established through statistical analysis. The difference between actual losses and expected losses is recorded under the "Other" heading.

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2002. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2003.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies adopted in the Bank's most recent annual report for the year ended October 31, 2002, with the exception of the new standard described in Note 2 and the recording in the first quarter of 2002 of the difference between the general allowance for credit risk according to the guidance provided by the Superintendent of Financial Institutions Canada and according to Canadian GAAP, as described in Note 28 of the 2002 annual consolidated financial statements.

Had the Bank followed Canadian GAAP in the first quarter of 2002, net income would have decreased by $57 million, the provision for credit losses would have increased by $97 million, income taxes would have decreased by $40 million, and basic and diluted net income per common share would have decreased by $0.30. Furthermore, return on common shareholders' equity would have decreased by 6.26%.

2. Recent Standard Adopted

Stock-Based Compensation

On November 1, 2002, the Bank adopted the requirements of the standard of the Canadian Institute of Chartered Accountants (the "CICA") entitled "Stock-Based Compensation and Other Stock-Based Payments". It establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. A description of these new accounting policies and the impact of the adoption of this new standard on the consolidated financial statements for the first quarter of 2003 is presented below.

A. Stock Appreciation Rights (SAR) Plan

In accordance with this new standard, SARs are recorded at fair value by valuing, on an ongoing basis, the excess of the stock price over the exercise price of the option. The new standard applies to SARs outstanding at the date of the adoption of the recommendations and to subsequent awards. The Bank's obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, namely, four years, and a corresponding amount is included in "Other liabilities". When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized by increasing or decreasing the compensation expense for the period in which the variations occur. With regard to SARs outstanding as at the date of the adoption of the recommendations, the application of the new standard's transitional provisions, taking into account the liability previously recognized by the Bank, did not require any cumulative adjustment to the balance of retained earnings as at November 1, 2002. Furthermore, the new standard had no material impact on the consolidated financial statements for the first quarter of 2003.

B. Stock Option Plan

As encouraged in the new standard, the Bank has chosen to adopt the fair value-based method to record stock options awarded as of November 1, 2002. The fair value of the stock options is evaluated on the grant date using the Black-Scholes model. The cost is recognized using a straight-line method over the vesting period, namely, four years, as an increase to the compensation expense and to contributed surplus. When the options are exercised, the proceeds and the contributed surplus are credited to common share paid-up capital. For options awarded before November 1, 2002, the Bank continues to apply the accounting policy described in Note 1 of the 2002 annual consolidated financial statements.

The fair value on the grant date of the options awarded in the first quarter of 2003 was evaluated at $7.90 using the Black-Scholes model. The following assumptions were used: i) a risk-free interest rate of 5.26%, ii) an expected life of options of 10 years, iii) an expected volatility of 27% and iv) an expected dividend yield of 3.36%. During the first quarter of 2003, the Bank awarded 1,542,700 options at the exercise price of $30.95 per share.

The impact of the adoption of the fair value-based method on the consolidated financial statements for the quarter ended January 31, 2003 was an increase of $381,000 in compensation expense and in contributed surplus.

3. Recent Standards Pending Adoption

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14 entitled "Disclosure of Guarantees". This accounting guideline broadens the definition of guarantees and requires that the guarantor disclose significant information on the guarantees which he has provided. In particular, the guideline requires the disclosure of the nature of the guarantee, how the guarantee arose and the events or conditions that would require the guarantor to perform under the guarantee, the maximum potential future payments, and the recourse that would enable the guarantor to recover from third parties if the guarantee is exercised. The Bank will adopt the accounting guideline in the interim financial statements for the period ending on April 30, 2003. The Bank is presently evaluating the impact that this guideline will have on disclosure requirements.

Consolidation of Special-Purpose Entities

In August 2002, the CICA issued a draft Accounting Guideline entitled "Consolidation of Special-Purpose Entities" and intends to issue, in April 2003, the final guideline which will be harmonized with corresponding U.S. standard. The proposed accounting guideline provides guidance on determining who is the primary beneficiary of the special-purpose entity and who will therefore be required to consolidate the special-purpose entities. The accounting guideline will be issued as soon as possible in order that it may be applied at the same time as the U.S. standard, but a mandatory effective date has yet to be determined. As regards U.S. GAAP, the new consolidation requirements will apply to all special-purpose entities created after January 31, 2003, and for special-purpose entities created before this date, they will apply at the beginning of the fourth quarter of the Bank's fiscal 2003. The Bank is currently evaluating the impact of the new accounting guideline.

Disposal of Long-Lived Assets and Discontinued Operations

In 2002, the CICA issued a new standard entitled "Disposal of Long-Lived Assets and Discontinued Operations", which establishes standards for the recognition, measurement and disclosure of the disposal of non-monetary long-lived assets. Long-lived assets to be disposed of other than by sale should continue to be classified as held-for-use until their disposal. Long-lived assets held for sale that meet certain criteria should be presented separately on the balance sheet and measured at the lower of their carrying value or fair value, less cost to sell.

Furthermore, according to this new standard, the definition of discontinued operations has been broadened. This change may affect the presentation of future discontinued operations.

This new standard will apply to discontinued operations already underway, subsequent to a commitment to follow a plan, as of May 1, 2003. These new requirements should not have a material impact for the Bank.

Impairment of Long-Lived Assets

In 2002, the CICA issued a new standard entitled "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The Bank will adopt this standard effective November 1, 2003.

4. Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Impaired loans Specific allowance	Impaired loans Country risk allowance	Net
January 31, 2003					
Residential mortgage	12962	14	4	-	10
Personal and credit card	5744	30	13	-	17
Business and government	19094	416	191	22	203
Securities purchased under reverse repurchase agreements	3426	-	-	-	-
	41226	460	208	22	230
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(175)
October 31, 2002					
Residential mortgage	12867	23	3	-	20
Personal and credit card	5561	33	12	-	21
Business and government	20680	447	220	22	205
Securities purchased under reverse repurchase agreements	2366	-	-	-	-
	41474	503	235	22	246
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(159)

(1) The general allowance for credit risk was taken for the bank's loans in their entirety.

5. Allowances for Credit Losses

For the 3-month period ended	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance (loans and securities)	January 31 2003	January 31 2002
Allowances at beginning	235	296	109	22	662	879
Transfer of allowance for assets held for disposal	-	-	-	-		(31)
Amounts related to discontinued operations	-	-	-	-		(65)
Provision for credit losses	41	4	(4)	-	41	245
Write-offs	(80)	-	-	-	(80)	(323)
Recoveries	12	-	-	-	12	(9)
Allowances at end of period	208	300	105	22	635	696

6. Capital Stock

Issued and fully paid as at January 31, 2003

First preferred shares	
5,000,000 shares, Series 12	125
7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
	500
181,563,094 common shares	1,633
	2,133
6,883,297 stock options outstanding	N/A

Issuance of preferred shares

On January 31, 2003, the Bank issued 8,000,000 first preferred shares with non-cumulative preferential dividends payable quarterly in an amount of $0.365625 per share, Series 15, for an aggregate consideration of $194,665,000, net of commissions totalling $5,335,000.

These shares are redeemable at the Bank's option, subject to the prior approval of the Superintendent of Financial Institutions as of May 15, 2008, in whole or in part, at a price equal to $26 per share if they are redeemed before May 15, 2009, at $25.75 per share if they are redeemed during the 12-month period prior to May 15, 2010, at $25.50 per share if they are redeemed during the 12-month period prior to May 15, 2011, at $25.25 per share if they are redeemed during the 12-month period prior to May 15, 2012, and at $25.00 per share if they are redeemed as of May 15, 2012, in each case, plus all declared and unpaid dividends at the date fixed for redemption.

Repurchase of common shares

On January 20, 2003, the Bank made a normal course issuer bid for the repurchase of up to 9,100,000 common shares over a 12-month period ending no later than January 19, 2004. Purchases were made on the open market at market prices through the facilities of The Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings. As at January 31, 2003, the Bank had repurchased 1,427,600 common shares at a cost of $46 million, which reduced common equity capital by $13 million and retained earnings by $33 million.

7. Securitization

CMHC-guaranteed mortgage loans

During the first quarter of 2003, the Bank securitized residential mortgage loans guaranteed by the CMHC totalling $276 million through the creation of mortgage-backed securities. The Bank sold all these securities in addition to $21 million in mortgage-backed securities created in October 2002. The Bank received cash proceeds totalling $296 million and retained the rights to future excess interest in the amount of $13 million. A $12 million pre-tax gain, net of transaction costs of $1 million, was recognized in the consolidated statement of income under "Securitization revenues".

Credit card receivables

Total securitized credit card receivables went from $1.2 billion as at October 31, 2002 to $1 billion as at January 31, 2003 because $200 million matured during the first quarter of 2003.

Economic Commentary

The American Economy Poised To Rebound

With the American economy at a standstill in the last quarter of 2002, it is enough to revive fears of a new recession or, even worse, a Japanese-style downward deflation-depression spiral. We, however, believe that the U.S. economy will bounce back.

So far, consumers have been keeping the economy afloat, even though the jobs lost during the last recession have not been recovered. This resiliency stems from the highly unusual fact that real wages have continued to rise even in the midst of a recession. The consequence is that the economy's total payroll has continued to grow despite job cuts. One reason for wage increases is that the job market has remained tight. In fact, since the start of the recession and the jobless recovery, the unemployment rate has not exceeded 6%. Another reason is that productivity gains have enabled businesses to raise salaries. In addition to wage increases, consumers have also benefitted from lower taxes and low interest rates.

Nevertheless, it obviously cannot be assumed that the American economy is out of the woods until businesses take a load off consumers and get back to investing and hiring. We expect this transition to come about in 2003.

At first glance, excess production capacity is not conducive to corporate spending. In fact, excess capacity will certainly influence companies' decision to invest in new infrastructures. However, three-quarters of investment goes towards equipment, half of which falls into the category of information technology. This type of equipment depreciates so rapidly that hardware and software installed to deal with the Year 2000 bug will soon need replacing. Lastly, statistics on the capacity utilization rate must be taken with a grain of salt as they only reflect the manufacturing sector, which is becoming increasingly marginal in the United States.

Not only must companies feel the need to invest, they must also have the means to do so. During the last recession, investment was reduced to the point where it could be financed almost entirely through internally generated funds. That way, businesses avoid having to take on debt or issuing capital stock in a market where capital has become costly. It also means that budgets earmarked for investment can be increased as profitability improves.

Corporate profitability will almost certainly improve, even though companies will have a hard time raising prices. The key here is productivity gains. Productivity gains have been substantial in recent years, and 2002 was no exception, having risen 4.7% - the largest increase in 50 years. As a result, companies have been able to contain unit labour costs in spite of wage increases, and their profit margins have even strengthened.

Some feel that the U.S. economy is on the verge of crumbling under the weight of corporate and household debt. In such a scenario, it would embark on a deflation-depression spiral just as Japan did at the end of the 1980s. However, the U.S. economy differs in two major respects from the Japanese economy at that time.

First, American banks are well capitalized and have emerged from the recession relatively unscathed. This is attributable to the fact that they were not left holding the lion's share of financing the technology bubble. That privilege went instead to stock and bond markets.

Secondly, authorities did not err in their judgement. For example, the Federal Reserve promptly lowered interest rates, something Japan's central bank did not do. Since then, all statements issued by the Fed leave no doubt that it will wait for sure signs that investment and employment are firmly back on track before raising rates. What's more, at the very start of the recession, the federal government was in a budget surplus situation, and U.S. debt was relatively low. Authorities took advantage of that to make full use of government spending. Rarely have monetary policy and fiscal policy worked hand in hand so forcefully. And that's not all: the depreciation of the U.S. dollar also comes into play.

Of course, the American economy is not free of all risk. For starters, energy prices could rise further if mounting geopolitical tensions result in oil supplies being cut off. Corporate profitability would undoubtedly be compromised. Another risk is that productivity gains would no longer offset higher payroll costs.

At this stage, however, it would be premature at the very least to consider the U.S. economy as being on the brink of depression.

Bank News

Bank mergers: In an address to the Standing Committee on Finance of the House of Commons and the Standing Senate Committee on Banking, Trade and Commerce, Réal Raymond indicated that the National Bank would be interested in acquiring viable local networks of basic services for individuals and SMEs or national operational units divested as the result of two large Canadian banks merging. He added that mergers could provide an opportunity for the Bank to continue its expansion outside Quebec and thereby help maintain competition on a national scale.

Address to the Canadian Club of Montreal: Réal Raymond commented that the resurgence of Montreal's economy, particularly noticeable over the past few years, is attributable to the balance and great diversity of its knowledge-based economy. The city's strength lies in having developed a highly diversified high-tech industry, as opposed to one founded on just a few big-name players.

No. 1 in customer service: The National Bank has good reason to be proud of its customer service. For the second year in a row, Altamira, now a Bank subsidiary, captured the Dalbar Mutual Fund Service Award for service to English-speaking and French-speaking customers. What's more, National Bank Discount Brokerage came out the winner for a fourth consecutive quarter for the quality of its customer service. These awards confirm the National Bank's commitment towards quality of service as both a priority and a competitive advantage. Dalbar is a financial services research firm that specializes in measuring the performance of financial institutions and professionals in terms of customer satisfaction, service quality and effective communications.

Important date: Shareholders of the National Bank are invited to attend the Annual Meeting of Shareholders scheduled for Wednesday, March 12 at 9:30 a.m. at the Palais des Congrès, Room 710, 201 Viger West, Montreal.

Public accountability statement: For the National Bank and its employees, community involvement is not just a responsibility, it's also a way of life and part of the job. The 2002 Social Responsibility Report offers concrete examples of the Bank's involvement in the communities where it is present. Donations to charitable organizations, volunteer work by employees, initiatives to improve access to its services, support to SMEs and concern for the environment are just some of the topics covered in this document. The Social Responsibility Report is available on the Bank's website at www.nbc.ca. Copies can also be obtained by calling TelNat at 1-888-4TELNAT or (514) 394-5555.

United Way/Centraide campaign: The National Bank's community involvement is multi-dimensional. For instance, its employees, officers and retired employees raised $444,000 for the Centraide campaign of Greater Montreal, which the Bank matched with a corporate donation of $450,000 for a total of $894,000. In addition, National Bank branches have been participating in the Mira Foundation's funding drives since 1988. Over the fall season, the campaign raised $288,733 through sales of an activity book for people aged 7 through 77. The Mira Foundation is an organization that trains guide dogs and service dogs to assist people with physical or visual impairments.

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters. By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments. Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department, by telephone at (514) 394-0296, by fax at (514) 394-6196 or by e-mail at investorrelations@nbc.ca. For more information about the Bank and its publications, you can visit the Bank's website at **www.nbc.ca**

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171, or by e-mail at clientele@tbn.bnc.ca

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171, or by e-mail at clientele@tbn.bnc.ca.

www.nbc.ca/investorrelations

Listening to our customers



Third
Quarter
Report
2002

NATIONAL
BANK
OF CANADA

Highlights

(unaudited)	Quarter ended July 31 2002	2001	% change	Nine months ended July 31 2002	2001	% change
Operating results						
(millions of dollars)						
Total revenues (taxable equivalent basis)	**$ 667**	$ 812	(18)	**$ 2,299**	$ 2,372	(3)
Income before goodwill charges	**26**	148	(82)	**294**	435	(32)
Net income	**26**	143	(82)	**294**	421	(30)
Return on common shareholders' equity before goodwill charges	**2.3 %**	15.9 %		**10.1 %**	16.2 %	
Per common share						
Income before goodwill charges	**$ 0.12**	$ 0.73	(84)	**$ 1.47**	$ 2.15	(32)
Net income	**0.12**	0.70	(83)	**1.47**	2.07	(29)
Dividends paid	**0.24**	0.21	14	**0.69**	0.61	13
Book value				**19.29**	18.57	4
Stock trading range						
High	**33.73**	30.60		**34.93**	31.00	
Low	**29.01**	25.20		**24.70**	23.00	
Close	**31.60**	29.97		**31.60**	29.97	
Financial position				**July 31 2002**	October 31 2001	
(millions of dollars)						
Total assets				**$ 72,097**	$ 75,763	(5)
Loans and acceptances				**43,481**	48,062	(9)
Deposits				**51,290**	51,436	–
Subordinated debentures and shareholders' equity				**5,434**	5,763	(6)
Capital ratios - BIS						
Tier 1				**10.2 %**	9.6 %	
Total				**14.2 %**	13.1 %	
Impaired loans, net (Note 5)				**(124)**	91	
Impaired loans, net as a % of net loans and acceptances				**(0.3)%**	0.2 %	
Assets under administration/management				**135,644**	115,086	
Total personal savings				**63,927**	60,783	
Interest coverage				**7.20**	8.74	
Asset coverage				**3.42**	3.55	
Other information						
Number of employees				**17,235**	17,070	1
Number of branches in Canada				**544**	546	–
Number of banking machines				**822**	834	(1)

Message to Shareholders

National Bank of Canada declared income before goodwill charges of $26 million or 12 cents per share for the third quarter ended July 31, 2002, compared to $148 million or 73 cents per share for the corresponding quarter of 2001. During the quarter, the National Bank recorded an impairment charge of $112 million after taxes further to the revaluation of the Bank's investment in Cognicase Inc. The Bank acquired an interest in Cognicase Inc. when it sold SIBN Inc., its information technology subsidiary, in May 2000. Excluding this charge, income before goodwill charges would have been $138 million or 73 cents per share.

	$ millions	Per share
Net income	26	$0.12
Impairment charge	112	$0.61
	138	$0.73

The value assigned to the investment in Cognicase reflects a conservative assessment in view of current conditions in the technology sector. This adjustment to the book value of the investment in no way affects the Bank's business relationship with Cognicase, which remains the preferred supplier of information technology services to the Bank and its subsidiaries.

The quality of the loan portfolio continued to improve. In fact, as at July 31, 2002, net impaired loans were down $32 million and allowances for credit losses exceeded gross impaired loans by $124 million compared to $92 million at the end of the previous quarter.

Tier 1 capital remained high at 10.2% of regulatory capital as at July 31, 2002 versus 10.7% as at April 30, 2002 and 9.6% as at October 31, 2001.

Business development

During the third quarter, the Bank undertook various initiatives designed to achieve its strategic objectives and carry out its business plan.

Specifically, on August 12, 2002, the Bank concluded its acquisition of mutual fund manager and distributor Altamira, a move which will enable it to strengthen its position in the strategic wealth management niche, one of the Bank's main growth targets.

The Bank also continued to deploy its new Wealth Management business line in the third quarter. This specialized team fosters customer loyalty by offering personalized service adapted to the specific needs of wealthy and upscale clients, thereby further consolidating the Bank's position in the key niche of portfolio management.

In keeping with its strategy of providing superior customer service, the Bank further enhanced its product offering by becoming the first financial institution in Quebec to offer person-to-person payment through its Internet Banking Solutions service.

The Bank reaffirmed its commitment to the promising sector of electronic commerce when it changed the name of its ClicCommerce subsidiary to National Bank eCommerce. Through new partnerships, National Bank eCommerce has redefined and expanded its offering of e-commerce solutions that are customized to companies' needs.

With a view to further diversifying its distribution network, the Bank also signed a new service agreement with the Québec CMA Order which will enable the Order's 7,500 members to benefit from a financial package designed specially for the needs of professional associations.



Réal Raymond
President and
Chief Executive Officer

Montreal, August 29, 2002

Management's Analysis of the Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the third quarter and the nine months ended July 31, 2002.

Strategic Objectives
As indicated in the 2001 Annual Report, the National Bank set certain strategic objectives for itself for fiscal 2002 and subsequent years. The results obtained for the first nine months of 2002 include the impact of the provision for credit losses in the telecommunications sector taken in the second quarter.

	Objectives	2002 Q3 Results*	2002 9-Mos. Results*
Growth in earnings per share	4% - 6%	–%	-3%
Return on common shareholders' equity	15% - 17%	14.6%	14.2%
Efficiency ratio	61% in 2003	63.3%	61.6%
Tier 1 capital ratio	7.75% - 8.75%	10.2%	10.2%

*excluding the impairment charge for an investment

Operating Results
In the third quarter of 2002, the Bank recorded an impairment charge of $137 million before taxes ($112 million after taxes) for an investment. This charge reduced earnings per share by 61 cents and return on common shareholders' equity by 12.3 percentage points for the quarter and by 4.1 percentage points for the nine months ended July 31, 2002.

Excluding the impairment charge, the National Bank posted income before goodwill charges of $138 million or 73 cents per share for the third quarter ended July 31, 2002 compared to $148 million or 73 cents per share for the corresponding quarter of 2001. Return on common shareholders' equity before goodwill charges was 14.6% versus 15.9% for the third quarter of 2001.

Income for the first nine months of fiscal 2002, before goodwill charges and excluding the impairment charge, was $406 million or $2.08 per share as against $435 million or $2.15 per share for the same period in 2001. Return on common shareholders' equity before goodwill charges was 14.2% for the period compared to 16.2% for the same period in 2001.

Results by Segment
Earnings for Personal Banking and Wealth Management amounted to $67 million for the third quarter of 2002, up 4.7% from the $64 million recorded for the corresponding period of 2001. Earnings for personal banking operations rose from $51 million in the third quarter of 2001 to $58 million this quarter, for an increase of 14%, whereas earnings for wealth management operations fell 31% to $9 million this quarter, down from $13 million a year earlier as a result of the decline in investor activity on the markets. Net interest income rose 2% to total $252 million. More favourable spreads on certain types of loans were partly offset by the narrower spread on transaction accounts. Other income for the quarter was $228 million compared to $234 million for the third quarter of 2001. The decline in income attributable to a slowdown in retail brokerage activity was only partially offset by an increase in insurance income. At $351 million, operating expenses for the quarter were down close to 1% from the $353 million recorded in the corresponding quarter of 2001. Expected loan losses for the quarter were $23 million compared to $22 million for the quarter ended July 31, 2001.

For the first nine months of fiscal 2002, earnings for Personal Banking and Wealth Management were $191 million as against $193 million for the same period in 2001.

Commercial Banking posted total earnings of $29 million in the third quarter, for a 12% increase over the $26 million recorded in the corresponding quarter of 2001. Third-quarter net interest income was $69 million compared to $72 million for the same period a year earlier. A 3% decline in loan volumes as well as narrower interest spreads accounted for the $3 million decrease in net interest income. Other income rose by $3 million to reach $39 million, chiefly because of fees on bankers' acceptances. Operating expenses, at $39 million for the quarter, fell almost 5% from the same period in 2001. Expected loan losses were $22 million for the quarter compared to $26 million for the corresponding quarter of 2001.

For the nine months ended July 31, 2002, earnings for Commercial Banking totalled $88 million as against $91 million for the same period in fiscal 2001.

Financial Markets, Treasury and Investment Banking recorded third-quarter earnings of $59 million, or an 11% increase over the corresponding quarter of 2001. Total revenues rose $22 million or 12% to reach $210 million. The increase in revenues was primarily attributable to institutional operations at National Bank Financial. Operating expenses were $107 million this quarter compared to $94 million for the third quarter of 2001, for a 14% increase chiefly related to variable compensation. Expected loan losses were $9 million versus $8 million for the quarter ended July 31, 2001.

Earnings for Financial Markets, Treasury and Investment Banking for the first nine months of the fiscal year amounted to $202 million, up 35% from the $150 million recorded for the same period in 2001.

Management's Analysis of the Financial Condition and Operating Results (cont.)

Revenues

Net interest income, on a taxable equivalent basis, was $358 million compared to $359 million for the corresponding quarter of 2001. Higher net interest income on credit card advances as well as an increase resulting from asset and liability matching activities were offset by a reduction attributable to transaction accounts and lower commercial and corporate loan volumes.

Excluding the impairment charge for an investment, other income, on a taxable equivalent basis, was $446 million versus $453 million for the third quarter of 2001. Trading revenues and gains on securities were down $18 million. However, this decrease was partially offset by higher capital market fees, securitization revenues and foreign exchange gains.

Operating Expenses

Operating expenses for the third quarter of 2002 were $508 million as against $503 million for the corresponding quarter of 2001, representing a 1% increase. Higher compensation expenses were in large part offset by lower expenses for computers and equipment.

Provision for Credit Losses and Impaired Loans

The provision for credit losses for the quarter was $62 million versus $130 million for the second quarter and $18 million for the quarter ended July 31, 2001. In the third quarter of 2001, loan losses were chiefly attributable to U.S. commercial lending activities which are now presented under discontinued operations.

As at July 31, 2002, allowances for credit losses exceeded impaired loans by $124 million compared to $92 million as at April 30, 2002, for an improvement of $32 million. At the end of fiscal 2001, net impaired loans stood at $91 million.

The ratio of gross impaired loans to total tangible capital and allowances remained excellent at 15.7% as at July 31, 2002 versus 15.9% as at April 30, 2002 and 22.4% as at October 31, 2001.

Assets

The Bank had total assets of $72.1 billion as at July 31, 2002 compared to $75.8 billion at the end of fiscal 2001. Loans and bankers' acceptances were down $2.9 billion primarily because of the sale of asset-based lending operations in the United States.

Savings

Total personal savings administered by the Bank amounted to $63.9 billion as at July 31, 2002 compared to $60.8 billion as at October 31, 2001. Savings administered by National Bank Financial accounted for three-quarters of the $3.1 billion increase. Bank deposits, which represent one-third of savings, have risen 2.7% since the beginning of the fiscal year.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 10.2% and 14.2% respectively as at July 31, 2002 compared to 10.7% and 14.5% as at April 30, 2002 and 9.6% and 13.1% as at October 31, 2001. In comparison to the previous quarter, the ratios declined primarily because of the repurchase of 2.9 million common shares under the normal course issuer bid.

The improvement in the ratios since October 31, 2001 was due to the reduction in risk-weighted assets, particularly following the sale of U.S. commercial lending operations.

Dividends

At its meeting on August 29, 2002, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 24 cents per common share, payable on November 1, 2002 to shareholders of record on September 26, 2002.

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended July 31 2002	Quarter ended April 30 2002	Quarter ended July 31 2001	Nine months ended July 31 2002	Nine months ended July 31 2001
Interest income and dividends					
Loans	475	460	612	1,431	1,919
Securities	115	128	149	381	490
Deposits with financial institutions	40	43	70	137	226
	630	631	831	1,949	2,635
Interest expense					
Deposits	240	238	433	746	1,468
Subordinated debentures	28	27	28	83	81
Other	16	10	24	37	74
	284	275	485	866	1,623
Net interest income	346	356	346	1,083	1,012
Other income					
Capital market fees	127	150	123	405	381
Deposit and payment service charges	43	42	41	127	119
Trading activities and gains (losses) on investment account securities, net (Note 9)	(80)	48	72	(32)	198
Card service revenues	16	12	24	40	66
Lending fees	45	47	46	136	132
Acceptances, letters of credit and guarantee	17	14	17	48	48
Securitization revenues (Note 8)	46	49	41	141	104
Foreign exchange revenues	18	17	15	50	46
Trust services and mutual funds	25	23	25	71	72
Other	54	56	46	164	138
	311	458	450	1,150	1,304
Total revenues	657	814	796	2,233	2,316
Provision for credit losses					
Related to regular operations	62	130	18	252	107
Related to a revision of the estimated allowance (Note 2)	–	–	–	185	–
	62	130	18	437	107
Operating expenses					
Salaries and staff benefits	279	286	265	847	794
Premises	47	45	44	136	134
Computers and equipment	56	58	65	171	179
Communications	21	18	17	57	53
Other	105	84	112	289	323
	508	491	503	1,500	1,483
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	87	193	275	296	726
Income tax charge	50	63	95	94	242
	37	130	180	202	484
Non-controlling interest	8	8	6	23	20
Income before discontinued operations and goodwill charges	29	122	174	179	464
Discontinued operations (Note 3)	(3)	–	(26)	115	(29)
Income before goodwill charges	26	122	148	294	435
Goodwill charges (Note 4)	–	–	5	–	14
Net income	26	122	143	294	421
Dividends on preferred shares	4	5	9	16	27
Net income applicable to common shares	22	117	134	278	394
Number of common shares outstanding (thousands)					
Average - basic	184,134	188,794	190,062	187,782	189,799
Average - diluted	185,439	190,260	191,083	189,003	190,744
End of period				183,256	190,230
Income before discontinued operations and goodwill charges per common share					
Basic	0.13	0.62	0.86	0.86	2.30
Diluted	0.13	0.62	0.86	0.86	2.29
Income before goodwill charges per common share					
Basic	0.12	0.62	0.73	1.47	2.15
Diluted	0.11	0.62	0.73	1.46	2.14
Net income per common share					
Basic	0.12	0.62	0.70	1.47	2.07
Diluted	0.11	0.62	0.70	1.46	2.07
Dividends per common share	0.24	0.24	0.21	0.69	0.61

Consolidated Balance Sheet

(unaudited)
(millions of dollars)

	July 31 2002	April 30 2002	October 31 2001	July 31 2001
ASSETS				
Cash resources				
Cash and deposits with Bank of Canada	349	249	419	328
Deposits with financial institutions	6,542	8,083	5,413	4,963
	6,891	8,332	5,832	5,291
Securities				
Investment account	6,274	6,312	6,689	6,224
Trading account	11,923	11,677	10,992	10,618
	18,197	17,989	17,681	16,842
Loans				
Residential mortgage	12,497	12,217	11,875	11,913
Personal and credit card	5,725	5,998	5,866	6,148
Business and government	20,579	19,130	23,566	22,960
Securities purchased under reverse repurchase agreements	2,671	5,162	4,041	3,794
Allowance for credit losses	(764)	(762)	(879)	(832)
	40,708	41,745	44,469	43,983
Other				
Customers' liability under acceptances	2,773	3,027	3,593	3,525
Assets held for disposal (Note 3)	415	567	–	–
Premises and equipment	245	238	250	241
Goodwill	352	283	304	309
Other assets	2,516	2,489	3,634	2,936
	6,301	6,604	7,781	7,011
	72,097	74,670	75,763	73,127
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	22,456	22,572	21,857	21,635
Business and government	22,607	21,635	23,362	22,482
Deposit-taking institutions	6,227	6,879	6,217	6,250
	51,290	51,086	51,436	50,367
Other				
Acceptances	2,773	3,027	3,593	3,525
Obligations related to securities sold short	5,042	6,182	5,379	5,140
Obligations related to securities sold under repurchase agreements	3,582	4,690	4,407	3,927
Other liabilities	3,483	3,652	4,698	4,046
	14,880	17,551	18,077	16,638
Subordinated debentures	1,600	1,630	1,647	1,627
Non-controlling interest	493	488	487	471
Shareholders' equity				
Preferred shares	300	300	492	492
Common shares	1,637	1,628	1,668	1,666
Retained earnings	1,897	1,987	1,956	1,866
	3,834	3,915	4,116	4,024
	72,097	74,670	75,763	73,127

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Nine months ended July 31	
	2002	2001
Capital stock at beginning of period	**2,160**	2,145
Issuance of common shares	**43**	13
Repurchase of common shares for cancellation (Note 6)	**(74)**	–
Redemption of preferred shares, Series 10 and 11 for cancellation (Note 6)	**(192)**	–
Capital stock at end of period	**1,937**	2,158
Retained earnings at beginning of period	**1,956**	1,615
Net income	**294**	421
Dividends		
Preferred shares	**(16)**	(27)
Common shares	**(129)**	(115)
Income taxes related to dividends on preferred shares, Series 10, 11, 12 and 13	**(1)**	(1)
Premium paid on common shares repurchased for cancellation (Note 6)	**(204)**	–
Share issuance expenses, net of income taxes	**–**	(1)
Unrealized foreign exchange gains (losses), net of income taxes	**(3)**	2
Loss on redemption of subordinated debenture, net of income taxes	**–**	(28)
Retained earnings at end of period	**1,897**	1,866

Income per Common Share Before Goodwill Charges
(dollars)


0.8
0.6
0.4
0.2
0.0
3rd Q 2001
4th Q
1st Q 2002
2nd Q
3rd Q

	3rd Q 2001	4th Q	1st Q 2002	2nd Q	3rd Q
■ Income per common share before goodwill charges	0.73	0.73	0.73	0.62	**0.12**
▨ Dividend per share	0.21	0.21	0.21	0.24	**0.24**

Return on Common Shareholders' Equity Before Goodwill Charges
(percentage)


16
12
8
4
0
3rd Q 2001
4th Q
1st Q 2002
2nd Q
3rd Q

	3rd Q 2001	4th Q	1st Q 2002	2nd Q	3rd Q
■	15.9	15.4	15.0	13.1	**2.3**

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended July 31		Nine months ended July 31	
	2002	2001	2002	2001
Cash flows from operating activities				
Net income	26	143	294	421
Adjustments for:				
Provision for credit losses excluding discontinued operations	62	18	437	107
Provision for credit losses attributed to discontinued operations	(1)	53	(51)	82
Amortization of premises and equipment	15	13	40	38
Goodwill charges excluding discontinued operations	–	5	–	14
Goodwill charges attributed to discontinued operations	–	–	–	1
Future income taxes	(2)	(5)	(5)	(54)
Adjustment upon foreign currency translation of subordinated debentures	5	(2)	(2)	3
Impairment charge	137	–	137	–
Gain on sale of investment account securities, net	(20)	(20)	(48)	(52)
Change in interest payable	(43)	(52)	(143)	(115)
Change in interest receivable	(49)	54	(3)	77
Income taxes payable	4	17	96	(11)
Change in unrealized losses (gains) and amounts payable on derivative contracts	57	(184)	(9)	54
Change in trading account securities	(246)	1,180	(931)	(169)
Change in other items	(225)	208	(75)	(1,345)
	(280)	1,428	(263)	(949)
Cash flows from financing activities				
Change in deposits	204	(2,025)	(146)	(106)
Issuance of subordinated debentures	–	–	–	300
Redemption and maturity of subordinated debentures	(35)	–	(45)	(82)
Issuance of common shares	35	7	43	13
Common shares repurchased for cancellation	(94)	–	(278)	–
Preferred shares redeemed for cancellation	–	–	(192)	–
Dividends paid	(49)	(48)	(145)	(138)
Change in obligations related to securities sold short	(1,140)	(496)	(337)	237
Change in obligations related to securities sold under repurchase agreements	(1,108)	(896)	(825)	(2,390)
Change in other items	(1)	(2)	(4)	–
	(2,188)	(3,460)	(1,929)	(2,166)
Cash flows from investing activities				
Change in loans	(1,696)	(191)	(678)	344
Change in securitization of assets	333	(86)	(272)	620
Proceeds from the sale of asset-based loans	–	–	2,540	–
Purchases of investment account securities	(6,190)	(4,548)	(15,197)	(13,397)
Sales of investment account securities	6,111	4,760	15,523	13,611
Change in securities purchased under reverse repurchase agreements	2,491	425	1,370	1,603
Change in premises and equipment	(22)	(10)	(35)	(30)
	1,027	350	3,251	2,751
Increase (decrease) in cash and cash equivalents	(1,441)	(1,682)	1,059	(364)
Cash and cash equivalents at beginning of period	8,332	6,973	5,832	5,655
Cash and cash equivalents at end of period	6,891	5,291	6,891	5,291
Cash and cash equivalents				
Cash and deposits with Bank of Canada	349	328	349	328
Deposits with financial institutions	6,542	4,963	6,542	4,963
Total	6,891	5,291	6,891	5,291
Interest and dividends paid	379	627	1,177	2,041
Income taxes paid	46	67	86	290

Segment Disclosure

Quarter ended July 31
(taxable equivalent basis)
(unaudited)
(millions of dollars)

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		**Total**	
Net interest income[1]	**252**	247	**69**	72	**68**	70	**(31)**	(30)	**358**	359
Other income[1]	**228**	234	**39**	36	**142**	118	**(100)**	65	**309**	453
Total revenues	**480**	481	**108**	108	**210**	188	**(131)**	35	**667**	812
Operating expenses	**351**	353	**39**	41	**107**	94	**11**	15	**508**	503
Contribution	**129**	128	**69**	67	**103**	94	**(142)**	20	**159**	309
Provision for credit losses[3]	**23**	22	**22**	26	**9**	8	**8**	(38)	**62**	18
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**106**	106	**47**	41	**94**	86	**(150)**	58	**97**	291
Income taxes[1]	**39**	42	**18**	15	**34**	33	**(31)**	21	**60**	111
Non-controlling interest	**–**	–	**–**	–	**1**	–	**7**	6	**8**	6
Income before discontinued operations and goodwill charges	**67**	64	**29**	26	**59**	53	**(126)**	31	**29**	174
Discontinued operations	**–**	–	**–**	–	**–**	–	**(3)**	(26)	**(3)**	(26)
Income before goodwill charges	**67**	64	**29**	26	**59**	53	**(129)**	5	**26**	148
Average assets	**27,938**	27,660	**10,884**	11,205	**35,656**	36,403	**(6,686)**	(6,731)	**67,792**	68,537

Nine months ended July 31
(taxable equivalent basis)
(unaudited)
(millions of dollars)

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		**Total**	
Net interest income[2]	**743**	726	**210**	213	**237**	177	**(85)**	(67)	**1,105**	1,049
Other income[2]	**697**	711	**109**	108	**417**	364	**(29)**	140	**1,194**	1,323
Total revenues	**1,440**	1,437	**319**	321	**654**	541	**(114)**	73	**2,299**	2,372
Operating expenses	**1,069**	1,055	**116**	112	**307**	270	**8**	46	**1,500**	1,483
Contribution	**371**	382	**203**	209	**347**	271	**(122)**	27	**799**	889
Provision for credit losses[3]	**72**	71	**63**	62	**24**	22	**278**	(48)	**437**	107
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**299**	311	**140**	147	**323**	249	**(400)**	75	**362**	782
Income taxes[2]	**108**	118	**52**	56	**118**	97	**(118)**	27	**160**	298
Non-controlling interest	**–**	–	**–**	–	**3**	2	**20**	18	**23**	20
Income before discontinued operations and goodwill charges	**191**	193	**88**	91	**202**	150	**(302)**	30	**179**	464
Discontinued operations	**–**	–	**–**	–	**–**	–	**115**	(29)	**115**	(29)
Income before goodwill charges	**191**	193	**88**	91	**202**	150	**(187)**	1	**294**	435
Average assets	**27,858**	27,356	**11,259**	11,552	**37,791**	36,647	**(6,960)**	(6,059)	**69,948**	69,496

Personal Banking and Wealth Management This segment comprises the branch network, intermediary services, full-service retail brokerage, discount brokerage, mutual funds, trust services, credit cards and insurance.

Commercial Banking This segment includes commercial banking services in Canada and real estate.

Financial Markets, Treasury and Investment Banking This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, corporate brokerage and portfolio management.

Other This segment comprises securitization operations, gains from the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Net interest income was grossed up by $12 million ($13 million in 2001) and other income by $(2) million ($3 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(2) Net interest income was grossed up by $22 million ($37 million in 2001) and other income by $44 million ($19 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(3) Provisions for credit losses for the business segments are determined based on expected losses, which are established through statistical analyses.

Loans, Impaired Loans and Allowance for Credit Losses

(unaudited)
(millions of dollars)

Loans and Impaired Loans

	Gross amount	Impaired loans: Gross	Specific allowance	Net	General allowance	Country risk allowance	Net balance
July 31, 2002							
Residential mortgage loans	12,497	24	4	20	–	–	20
Personal and credit card loans	5,725	35	14	21	–	–	21
Business and government loans	20,579	581	319	262	–	22	240
Securities purchased under reverse repurchase agreements	2,671	–	–	–	–	–	–
	41,472	640	337	303	–	22	281
General allowance	–	–	–	–	405	–	(405)
	41,472	640	337	303	405	22	(124)
October 31, 2001							
Residential mortgage loans	11,875	46	6	40	–	–	40
Personal and credit card loans	5,866	129	21	108	–	–	108
Business and government loans	23,566	795	314	481	–	38	443
Securities purchased under reverse repurchase agreements	4,041	–	–	–	–	–	–
	45,348	970	341	629	–	38	591
General allowance	–	–	–	–	500	–	(500)
	45,348	970	341	629	500	38	91

Allowance for Credit Losses

For the nine months ended

	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance	**July 31 2002**	July 31 2001
Allowance at beginning	341	306	194	38	**879**	936
Transfer of provision to assets held for disposal	(31)	–	–	–	**(31)**	–
Amounts related to discontinued operations	–	(65)	–	–	**(65)**	–
Provision for credit losses						
Related to regular operations	282	49	(79)	–	**252**	107
Related to a revision of the estimated allowance	185	–	–	–	**185**	–
Write-offs	(459)	–	–	(16)	**(475)**	(238)
Recoveries	19	–	–	–	**19**	27
Allowance at end	337	290	115	22	**764**	832

Notes to the Consolidated Financial Statements

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2001. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2002.

1. Significant Accounting Policies

The unaudited interim consolidated financial statements of the Bank, as at July 31, 2002, were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies adopted in the Bank's most recent annual report for the year ended October 31, 2001, with the exception of the new standard described in Note 4.

2. Provision for Credit Losses Related to a Revision of the Estimated Allowance

During the first quarter of 2002, the Bank re-assessed the realizable value of its impaired loan portfolio, taking into account current economic conditions and its goal of accelerating the disposal of this portfolio. Following this re-assessment, the Bank adjusted the estimated allowance for these loans and recorded a provision of $185 million.

3. Discontinued Operations

On January 15, 2002, the Bank finalized the sale of its asset-based lending operations in the United States to PNC Financial Services Group. This transaction generated a gain of $79 million, net of restructuring costs, and net of income taxes of $62 million. Moreover, $41 million of the general allowance for credit risk, less income taxes of $24 million, was reversed under "Discontinued operations". Taking into account the results of these operations during the first nine months of fiscal year 2002, the total contribution from discontinued operations was $115 million, less income taxes of $84 million. The remainder of the loans included in the agreement, representing $415 million as at July 31, 2002, is shown on the balance sheet under the heading "Assets held for disposal". They constitute the asset-based loans covered by an 18-month servicing agreement with PNC Financial Services Group.

4. Goodwill

On November 1, 2001, the Bank adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) entitled "Goodwill and Other Intangible Assets". As of that date, the Bank ceased to amortize goodwill and began the transitional impairment test to detect a possible depreciation in goodwill and assess the loss in value, if applicable. The transitional impairment test was completed in the second quarter of 2002 and the Bank concluded that goodwill as at November 1, 2001 had not been impaired. Aside from eliminating goodwill amortization charges, which amounted to $15 million for the nine months ended July 31, 2001, this new standard had no impact on the financial statements for the nine months ended July 31, 2002.

5. General Allowance for Credit Risk

In 1998, in accordance with the guidance provided by the Superintendent of Financial Institutions Canada (the "Superintendent"), the Bank increased its general allowance for credit risk by $300 million and applied this one-time adjustment to retained earnings. This adjustment did not comply with Canadian GAAP. In 2001, after evaluating the adequacy of the general allowance for credit risk in accordance with Canadian GAAP, the general allowance was established at $403 million (see Note 27 of the 2001 annual financial statements). During the first quarter of 2002, following the sale of its asset-based lending operations in the United States, the Bank reversed an amount of $65 million under "Discontinued operations" ($41 million net of income taxes), representing the portion of the general allowance related to its asset-based lending portfolio in the United States. In addition, following an evaluation of the adequacy of the general allowance for credit risk as at January 31, 2002, the allowance was established at $435 million.

Had the Bank followed Canadian GAAP in the first quarter of 2002, net income would have decreased by $65 million (no impact in the first quarter of 2001), loan loss provisions would have increased by $97 million (no impact in the first quarter of 2001), income taxes would have decreased by $32 million (no impact in the first quarter of 2001), and basic and diluted net income per common share would have decreased by $0.34 (no impact in the first quarter of 2001).

There was no impact as at January 31, 2002 on the unaudited Consolidated Balance Sheet, on the unaudited Consolidated Statement of Changes in Shareholders' Equity and on the book value per common share (see Note 1 of the 2001 quarterly financial statements for the impact as at January 31, 2001).

Furthermore, had the Bank followed Canadian GAAP in the first quarter of 2002, return on common shareholders' equity before goodwill charges would have decreased by 7.08% (0.85% in the first quarter of 2001).

Since January 31, 2002, the general allowance for credit risk has complied with Canadian GAAP and the accounting treatment prescribed by the Superintendent.

6. Capital Stock
(millions of dollars)

Issued and fully paid as at August 19, 2002	
First preferred shares	
5,000,000 shares, Series 12	125
7,000,000 shares, Series 13	175
	300
184,060,583 common shares	1,637
	1,937
5,718,429 stock options outstanding	N/A

Redemption of preferred shares

On November 16, 2001, the Bank redeemed all 3,680,000 Series 10 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $92,000,000.

On February 15, 2002, the Bank redeemed all 4,000,000 Series 11 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $100,000,000.

Repurchase of common shares

The Bank made a normal course issuer bid on March 5, 2002. Under the terms of the bid, the Bank will repurchase up to 9,500,000 common shares over a 12-month period ending no later than March 4, 2003. Purchases are to be made on the open market at market prices through the facilities of The Toronto Stock Exchange, with the Bank determining the number and timing of purchases. Premiums paid above the average carrying value of the common shares are to be charged to retained earnings. As at July 31, 2002, the Bank had repurchased 8,502,160 common shares at a cost of $278 million, which reduced common equity capital by $74 million and retained earnings by $204 million.

7. Acquisitions

A) Putnam Lovell

On June 19, 2002, the Bank finalized its acquisition of U.S. based investment bank Putnam Lovell Group Inc., which in future will operate under the name Putnam Lovell NBF.

Putnam Lovell is a premier investment boutique with a global practice in mergers and acquisitions, structured finance, equity research, equity sales and trading and private equity, all focused on the financial services industry.

The aggregate consideration paid at closing amounted to $27 million and consisted of 807,294 common shares of the Bank valued at $26 million plus a cash payment of $1 million. The value of the common shares issued was established on the basis of the average closing price of Bank shares in the days preceding June 18, 2002, the date on which the number of shares was determined.

The $68 million excess of the purchase price over the fair value of the net liabilities assumed was allocated entirely to goodwill.

An additional amount in the form of 476,119 common shares of the Bank valued at $15 million will be paid in 2004 contingent upon certain profitability targets being met and, if applicable, will be added to goodwill.

The results of Putnam Lovell have been recorded in the consolidated statement of income as of its acquisition date, namely, June 19, 2002.

B) Altamira Investment Services Inc.

Subsequent event – On August 12, 2002, the Bank concluded the acquisition of Altamira Investment Services Inc., a manager and distributor of mutual funds, which it had announced on June 11.

The purchase price of $289.3 million consisted of $280.7 million in cash and 270,671 common shares of the Bank valued at $8.6 million.

The tangible assets acquired amount to approximately $40.3 million while the liabilities assumed amount to approximately $224.6 million and consist primarily of Altamira debt. The excess of approximately $473.6 million of the purchase price over the estimated fair value of the net liabilities assumed will first be allocated to identifiable intangible assets, with the residual allocated to goodwill. As at the date of these consolidated financial statements, the breakdown of the purchase price had not yet been finalized.

8. Securitization

In July 2002, the Bank sold $515 million of its fixed-rate personal loans to a trust. The Bank received cash proceeds of $480 million, net of an initial reserve of $31 million and transaction costs, and retained the rights to future excess interest on the loans, net of loan losses. The Bank also assumed a servicing liability of approximately $5 million recorded in the Consolidated Balance Sheet under "Other liabilities". A pre-tax gain of approximately $2 million, net of transaction costs, was recognized in the Consolidated Statement of Income under "Securitization revenues".

9. Impairment Charge

Given the substantial decline in the market value of the common shares of Cognicase Inc., the Bank carried out a valuation of the book value of the Bank's investment in Cognicase Inc. in the third quarter. Based on the best estimate of the value of the Bank's investment in Cognicase Inc., an impairment charge of $137 million was recorded in the third quarter of 2002 in the Consolidated Statement of Income under "Other income ".

Economic Commentary

The Canadian Economy's Stellar Performance

The storm that has rocked stock markets in recent months should not give rise to excessive pessimism about the state of the economy in Canada. As demonstrated by the remarkable performance of the employment and housing markets, Canada's economy is doing very nicely.

Economic growth south of the border was a mere 1.1% in the second quarter. Moreover, the latest economic indicators point to anaemic growth for this quarter. At the beginning of the quarter, the average work week of factory workers was shortened to a level normally associated with a cyclical low. The ISM manufacturing index indicates that, in July, the manufacturing sector was treading water. However, the loss of momentum is not confined only to manufacturing – the ISM non-manufacturing index is also down substantially. As for employment, the number of new jobs is growing at a snail's pace.

It cannot be denied that the U.S. economic recovery has slowed significantly, with some even worrying about a double-dip recession. Such a conclusion strikes us as premature. For one thing, we have not witnessed any surplus in inventories which would forcibly reduce the rate of production at this point. For another, the weakness has not spilled over to the residential housing market.

Concern about the state of the economy extends well beyond the United States. The leading indicator for all the OECD countries shrank 0.1% in June for the first time since last October. More importantly, this economic weakening is widespread: only seven out of 22 countries recorded an improved outlook in June. In Germany, the largest economy in the euro zone, new manufacturing orders plunged sharply in June, a month in which four million workers were unemployed. The corresponding rise in unemployment benefits will exacerbate the budget deficit, which could exceed the limit of 3% of GDP established under the Maastricht Treaty. In Latin America, the crisis in Argentina last December threatens to extend to Uruguay and Brazil.

Of course, Canada is not immune to the reversal of fortune affecting the economies of its trading partners, nor to the jolts shaking financial markets. An example of this is the sudden depreciation of the Canadian dollar in July when the turbulence that hit trading floors spread to the foreign exchange market. Despite these setbacks, we must not lose sight of the vital fact that Canada's economy has turned in a stellar performance. On some levels, Canada this time is faring noticeably better than the United States.

Canada has escaped virtually unscathed from the effects of the U.S. recession. In the first half of 2002, it proved to be a veritable job-creating machine, producing more than 300,000 new jobs since the start of the year. In comparison, the U.S. job market is only just beginning to recover the huge number of jobs lost during the last recession. For the first time in 10 years, the proportion of working Canadians is higher than the proportion of working Americans. This job creation fuels domestic demand, not only for consumer goods, but for housing as well. The housing sector is enjoying the added advantage of low mortgage rates combined with low vacancy rates. In fact, housing starts regularly exceeded an annualized rate of 200,000 new units during the first six months of 2002.

What is driving the Canadian economy's impressive performance? First, unlike the United States, Canada has benefited from its status as a net exporter of energy. Secondly, the last recession was brought on by a sharp decline in investment spending. In this respect, Canada was less affected than the United States as its information technology sector accounts for a smaller portion of the economy. Thirdly, thanks to low inflation rates, the Bank of Canada had all the latitude it needed to soften monetary conditions. And lastly, Canada's success in cleaning up its public finances translated into tax breaks for Canadians which enabled them to release pent-up spending demand.

Looking to the future, Canada has solid fundamentals, such as its current account surplus and a budget surplus. Public debt is still a sizeable burden, but provided we stay on track the problem will take care of itself. There is therefore every reason to remain optimistic and to look ahead to the next challenge which, once public finances are in order, will be productivity.

Bank News

ClicCommerce becomes National Bank eCommerce and broadens its product offering of e-commerce solutions. On May 30, ClicCommerce was renamed National Bank eCommerce. This name change clearly shows the Bank's commitment to be a full player in this field of the future. It also fits in with the Bank's strategy aimed at creating a uniform image for all the entities making up the National Bank group. What's more, with this leading-edge positioning, the Bank has redefined and broadened its offering of e-commerce solutions.

An *Octas* award for information security. The National Bank was awarded an *Octas* by the *Fédération de l'informatique du Québec* in the security and protection of information category. The theme of this year's 16th edition of the *Octas* awards was *creativity in action*. The award recognizes the unstinting efforts made by Bank employees and partners in order to offer Internet users a secure website for their transactions.

***2001 Solidaire* prize awarded to the National Bank.** In June, the Bank received the *2001 Solidaire* prize in the overall support category awarded by United Way/Centraide of Greater Montreal. This prize is given every year to the company that distinguishes itself the most through its contribution to the fundraising campaign, its commitment and enthusiasm, as well as the dedication of its employees at all levels of the organization. Employee donations reached an all-time high of $410,436, to which the Bank added a $450,000 corporate donation.

The National Bank participates in the fundraising campaign for the Foundation for Research into Children's Diseases. For the seventh consecutive year, the Bank in May participated in the fundraising campaign for the Foundation for Research into Children's Diseases by selling tickets for the Ovide Duck Race in its branches in Quebec. Some $225,000 was raised for the Foundation in this way.

The National Bank launches person-to-person payments. Since mid-June, clients of the National Bank's Internet Banking Solutions have been able to make person-to-person payments on the Internet, via the Bank's www.nbc.ca website. The National Bank is the first financial institution in Quebec to offer this service.

The National Bank places 18th for good corporate citizenship. In the first year for which the Canadian firm, Corporate Knights, ranked the best 50 corporate citizens in Canada, the Bank took 18th spot. Corporate Knights, which looked at the largest 300 companies listed on The Toronto Stock Exchange, defines a good corporate citizen as a company that generates profits for its shareholders, participates in community development, respects the environment, treats its employees well and ensures customer satisfaction.

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact Elaine Carr, Director – Investor Relations, by telephone at (514) 394-0296 or by fax at (514) 394-6196. For more information about the Bank and its publications, you can visit the Bank's website at **www.nbc.ca**

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171.

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations

NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca



Listening to our customers



First
Quarter
Report
2002

NATIONAL
BANK
OF CANADA

Highlights

(unaudited)	Quarter ended January 31 2002	2001	% change
Operating results			
(millions of dollars)			
Total revenues (taxable equivalent basis)	$ 805	$ 762	6
Income before goodwill charges	146	142	3
Net income	146	138	6
Return on common shareholders' equity before goodwill charges	15.0 %	16.1 %	
Per common share			
Income before goodwill charges	$ 0.73	$ 0.71	3
Net income	0.73	0.68	7
Dividends paid	0.21	0.19	11
Book value	19.56	17.57	
Stock trading range			
High	30.07	29.00	
Low	24.70	23.00	
Close	30.00	29.00	
Financial position			
(millions of dollars)			
Total assets	75,767	75,246	1
Loans and acceptances	44,019	49,230	(11)
Deposits	50,525	50,466	-
Subordinated debentures and shareholders' equity	5,772	5,456	6
Capital ratios - BIS			
Tier 1	11.1 %	8.8 %	
Total	15.0 %	12.1 %	
Impaired loans, net (Note 5)	(128)	54	
Impaired loans, net as a % of net loans and acceptances	(0.3) %	0.1 %	
Assets under administration/management	132,129	127,551	
Total personal savings	63,953	61,790	
Interest coverage	8.73	8.35	
Asset coverage	3.59	3.02	
Other information			
Number of employees	16,962	16,632	2
Number of branches in Canada	543	571	(5)
Number of banking machines	837	817	2

Message to Shareholders

National Bank of Canada declared income before goodwill charges of $146 million or 73 cents per share for the first quarter ended January 31, 2002, compared to $142 million or 71 cents per share for the corresponding quarter of 2001.

In addition, the Board of Directors of the Bank approved a 14% increase in the dividend, raising the quarterly dividend by 3 cents per common share to 24 cents per share.

The National Bank also announced its intention to make a normal course issuer bid. This repurchase program targets a maximum of 9.5 million common shares representing approximately 5% of common shares outstanding. As at February 15, 2002, there were 190,566,755 common shares issued and outstanding. The common shares repurchased under the bid will be cancelled. The purchase of common shares under the normal course issuer bid will be made through the facilities of The Toronto Stock Exchange from March 5, 2002 through March 4, 2003. The Bank has made no normal course issuer bids in the past 12 months.

The Board of Directors is of the opinion that these repurchases are an appropriate use of the excess capital evidenced by the Bank's high regulatory capital ratios. The issuer bid is aimed at increasing shareholder value while maintaining sufficient capital to support business growth.

Other highlights:

- Return on common shareholders' equity before goodwill charges of 15% for the first quarter of 2002
- Gross impaired loans reduced by 40%, from $970 million as at October 31, 2001 to $568 million as at January 31, 2002
- Sale of asset-based lending operations in the United States finalized
- Slight improvement in the efficiency ratio, or operating expenses as a percentage of total revenues on a taxable equivalent basis, from 62.6% for the first quarter of 2001 to 62.2% this quarter
- Record Tier 1 capital ratio of 11.1%

Events in the first quarter

These results can be attributed to the hard work of a large number of people in the National Bank's various business units. Below are a few of the actions taken by the Bank during the first quarter to improve its service offering and achieve its objectives.

- **New Multifund GIC**: On November 9, 2001, the National Bank officially launched the Multifund GIC, a new guaranteed investment certificate. The return on this product is tied to the performance of a basket of nine mutual funds that invest in Canadian and international markets and belong to four different companies: National Bank Securities, Fidelity Investments, AGF Group of Funds and CI Mutual Funds.
- **New National Bank/Fidelity fund**: National Bank Securities Inc., a subsidiary of the National Bank, announced the launch of a new fund in its National Bank/Fidelity fund family on November 13, 2001. The return for the new fund, known as the National Bank/Fidelity True North Fund, is entirely based on the Fidelity True North Fund offered by Fidelity Investments. The True North Fund recently passed the five-year mark and its performance for the period earned it a Morningstar five-star rating.
- **The Bank expanded its group pension plan offering and signed an administrative agreement with Industrial Alliance**: National Bank Trust, a subsidiary of the National Bank, decided to substantially improve its group pension plan product offering by adding new investment vehicles. National Bank Trust also entered into an agreement with Industrial Alliance Trust Company, a subsidiary of Industrial Alliance, Insurance and Financial Services, for the administration of its group pension plans.
- **IBM Canada and the National Bank signed a new outsourcing agreement worth more than $1 billion**: On December 12, 2001, IBM Canada Ltd. and National Bank of Canada announced the signing of a 10-year, $1.1 billion IT outsourcing agreement. IBM has been providing IT services to the National Bank since 1994. The new contract extends the relationship through 2011. Under the agreement, IBM Global Services will continue to manage the operations of the Bank's IT infrastructure, including its banking systems, Web environment and call centres.
- **Natcan acquired *Gestion de Placements Valorem inc.* of Quebec City**: Natcan Investment Management, a subsidiary of the National Bank, announced on December 12, 2001 that it had acquired *Gestion de Placements Valorem inc.*, a Quebec firm specialized in managing Canadian bond and equity portfolios with a value of $1.4 billion. This new acquisition will boost Natcan's assets under management by some 10% and further expand its share of the institutional market in the Quebec City region.

André Bérard	Réal Raymond
Chairman of the Board and Chief Executive Officer	President and Chief Operating Officer

Montreal, February 28, 2002

Management's Analysis of the Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the first quarter ended January 31, 2002.

Strategic Objectives

As indicated in the 2001 Annual Report, the National Bank has set certain strategic objectives for itself for fiscal 2002 and subsequent years. The results obtained in the first quarter reflect the Bank's commitment to achieving these objectives.

	Objectives	2002Q1 Results
Growth in earnings per share	4% - 6%	3%
Return on common shareholders' equity	15% - 17%	15%
Efficiency ratio	61% in 2003	62.2%
Tier 1 capital ratio	7.75% - 8.75%	11.1%

Operating Results

For the first quarter ended January 31, 2002, the National Bank recorded income before goodwill charges of $146 million or 73 cents per share compared to $142 million or 71 cents per share for the corresponding quarter of 2001. Return on common shareholders' equity before goodwill charges was 15.0% as against 16.1% for the first quarter of fiscal 2001.

During the quarter, the Bank re-assessed the realizable value of its portfolio of impaired loans, taking into account current economic conditions and its goal of accelerating the disposal of this portfolio. As a result, a $185 million provision for credit losses was recorded as a revision to the estimated allowance required for the impaired loan portfolio. An additional provision of $60 million was also recorded to cover loan losses on regular operations. Moreover, management estimates that the provision for credit losses for the remainder of fiscal 2002 will amount to approximately $180 million. Given the $65 million reversal of the general allowance recorded under discontinued operations, the net provision for credit losses totalled $180 million for the quarter.

Consequently, the Bank substantially reduced the balance of gross impaired loans as at January 31, 2002. In fact, they now stand at $568 million, down $402 million or 41% from October 31, 2001. As at January 31, 2002, gross private-risk impaired loans represented 13.6% of total tangible capital and the allowance for credit losses, as compared to 22.4% at the end of fiscal 2001. Moreover, the specific allowance of $261 million represents 46% of the gross balance, whereas at the end of fiscal 2001 the specific provisioning rate was 39%. After deducting the $435 million general allowance as at January 31, 2002, net impaired loans posted a negative balance of $128 million as against a positive balance of $91 million as at October 31, 2001, for a substantial improvement of $219 million.

During the quarter, the Bank re-evaluated the adequacy of the general allowance for credit risk, taking into consideration the sale of asset-based lending operations in the United States, loss in the event of default on certain portfolios and the migration of credit quality in the loan portfolio. The required general allowance was therefore determined to be $435 million as at January 31, 2002, for a reduction of $65 million versus October 31, 2001.

Discontinued Operations

On January 15, 2002, the Bank finalized the sale of its U.S. asset-based lending operations which represented approximately $2.5 billion in loans. This transaction generated a pre-tax gain of $141 million, net of transaction-related expenses, including an allowance for credit losses on a $610 million loan portfolio, which is covered by an 18-month service agreement with the buyer. Taking into account the recovery of the $65 million general allowance for this portfolio, as well as the operating results for these operations since the beginning of the fiscal year and income taxes, the net contribution from discontinued operations totalled $118 million.

Results by Segment

Earnings for Personal Banking and Wealth Management amounted to $68 million for the first quarter of 2002, for an increase of 6% compared to the corresponding period of 2001. Net interest income for the quarter was $250 million, up 5% compared to the $238 million for the first quarter of 2001. The increase was chiefly due to wider spreads for personal loans, especially consumer loans and credit card loans, which were partly offset by narrower spreads on transaction accounts because of falling interest rates. Other income at $234 million remained relatively unchanged versus the first quarter of 2001. Operating expenses were $356 million, compared to $342 million for the corresponding quarter of 2001. The increase was mainly attributable to personnel costs as well as initiatives aimed at improving customer service and developing wealth management. The provision for credit losses for the quarter stood at $24 million versus $28 million for the corresponding quarter of 2001.

With regard to Commercial Banking, earnings were $30 million for the quarter as against $35 million for the same period last year. Total revenues were $103 million for the quarter, or the same as for the corresponding period of 2001. This result reflects the drop in demand for credit in several industries. First-quarter operating expenses amounted to $37 million as against $33 million for the corresponding quarter of 2001. The increase was due to the fine-tuning of the methods used for allocating centralized service costs as well as the creation of certain specialized sales teams. The provision for credit losses was $19 million for the quarter compared to $14 million for the corresponding quarter of 2001. The revised rate for loss in the event of default used in the model for calculating expected losses accounted for the increase.

For Financial Markets, Treasury and Investment Banking, first-quarter earnings reached $64 million, up $20 million over the corresponding period a year earlier. Total revenues rose to $206 million, for an increase of $37 million or 22%, mainly as a result of revenues from treasury operations, particularly from asset/liability management and the corporate financing sector. Operating expenses, which increased because of variable remuneration related to revenues, stood at $97 million for the quarter as against $84 million for the first quarter of 2001.

Management's Analysis of the Financial Condition and Operating Results (cont.)

Revenues
Total revenues, on a taxable equivalent basis, were $805 million for the quarter versus $762 million for the first quarter of 2001, for an increase of 6%. Financial Markets, Treasury and Investment Banking was responsible for more than 85% of the rise in revenues while the remainder was generated primarily by Personal Banking and Wealth Management.

Net interest income, on a taxable equivalent basis, reached $386 million versus $338 million for the corresponding quarter of 2001, for an increase of 14%. The excellent growth in net interest income was chiefly due to the improved spread in Personal Banking as well as revenues from asset/liability management.

Other income, on a taxable equivalent basis, amounted to $419 million as against $424 million for the first quarter of 2001, for a decrease of $5 million, mainly attributable to trading income and gains on securities.

Operating Expenses
Operating expenses for the first quarter of 2002 were $501 million compared to $477 million for the corresponding quarter of 2001. The efficiency ratio, or operating expenses as a percentage of total revenues, went from 62.6% in the first quarter of 2001 to 62.2% this quarter, owing mainly to the mix of revenue streams.

Assets
As at January 31, 2002, the Bank had total assets of $75.8 billion, or virtually unchanged from January 31, 2001 when assets stood at $75.2 billion. Loans and acceptances were down $4.7 billion, of which $3 billion was due to the sale of U.S. asset-based lending operations. Cash resources, securities and securities purchased under reverse repurchase agreements rose by $5 billion.

Savings
Total personal savings administered by the Bank stood at $64 billion as at January 31, 2002, compared to $62 billion as at January 31, 2001.

Capital
Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, reached a record level of 11.1% and 15.0%, respectively, compared to 8.8% and 12.1% a year earlier. The improvement in the Tier 1 capital ratio was attributable to the $6.2 billion reduction in risk-weighted assets essentially due to the sale of U.S. commercial loans, the reduction in commitments to extend credit and the decline in market risk. In addition, Tier 1 capital rose close to $400 million owing to internally generated funds in spite of the redemption of Series 10 preferred shares totalling $92 million on November 16, 2001. Total capital also increased by almost $400 million.

On February 15, 2002, the Bank redeemed non-cumulative first preferred shares, Series 11, totalling $100 million. This transaction and the repurchase of up to 9.5 million common shares will reduce Tier 1 and total capital ratios by a maximum of approximately 100 basis points.

Dividends
At its meeting on February 28, 2002, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 24 cents per common share, payable on May 1, 2002 to shareholders of record on March 28, 2002.

Consolidated Statement of Income

(unaudited)
(millions of dollars except per share amounts)

	Quarter ended January 31 2002	Quarter ended October 31 2001	Quarter ended January 31 2001
Interest income and dividends			
Loans	496	573	680
Securities	138	109	159
Deposits with financial institutions	54	63	83
	688	745	922
Interest expense			
Deposits	268	382	548
Subordinated debentures	28	28	25
Other	11	9	23
	307	419	596
Net interest income	381	326	326
Other income			
Capital market fees	128	112	121
Deposit and payment service charges	42	41	39
Trading activities and gains on investment account securities, net	–	76	62
Card service revenues	12	19	21
Lending fees	44	44	43
Acceptances, letters of credit and guarantee	17	17	16
Securitization revenues	46	54	28
Foreign exchange revenues	15	15	17
Trust services and mutual funds	23	24	24
Other	54	82	43
	381	484	414
Total revenues	762	810	740
Provision for credit losses			
Related to regular operations	60	98	43
Related to a revision of the estimated allowance (Note 2)	185	–	–
	245	98	43
Operating expenses			
Salaries and staff benefits	282	269	263
Premises	44	41	45
Computers and equipment	57	55	56
Communications	18	15	18
Other	100	126	95
	501	506	477
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	16	206	220
Income tax charge (recovery)	(19)	35	70
	35	171	150
Non-controlling interest	7	8	7
Income before discontinued operations and goodwill charges	28	163	143
Discontinued operations (Note 3)	118	(16)	(1)
Income before goodwill charges	146	147	142
Goodwill charges (Note 4)	–	5	4
Net income	146	142	138
Dividends on preferred shares	7	8	9
Net income applicable to common shares	139	134	129
Number of common shares outstanding (thousands)			
Average - basic	190,450	190,311	189,578
Average - diluted	191,350	191,205	190,407
End of period	190,500	190,331	189,607
Income before discontinued operations and goodwill charges per common share			
Basic	0.11	0.81	0.71
Diluted	0.11	0.81	0.71
Income before goodwill charges per common share			
Basic	0.73	0.73	0.71
Diluted	0.73	0.72	0.70
Net income per common share			
Basic	0.73	0.71	0.68
Diluted	0.73	0.70	0.68
Dividends per common share	0.21	0.21	0.19

Consolidated Balance Sheet

(unaudited)
(millions of dollars)

	January 31 2002	October 31 2001	January 31 2001
ASSETS			
Cash resources			
Cash and deposits with Bank of Canada	605	419	416
Deposits with financial institutions	8,453	5,413	5,490
	9,058	5,832	5,906
Securities			
Investment account	6,805	6,689	6,380
Trading account	12,031	10,992	10,112
	18,836	17,681	16,492
Loans			
Residential mortgage	12,264	11,875	11,573
Personal and credit card	5,724	5,866	6,234
Business and government	18,964	23,566	23,165
Securities purchased under reverse repurchase agreements	4,730	4,041	5,222
Allowance for credit losses	(696)	(879)	(916)
	40,986	44,469	45,278
Other			
Customers' liability under acceptances	3,033	3,593	3,952
Assets held for disposal (Note 3)	610	–	–
Premises and equipment	243	250	237
Other assets	3,001	3,938	3,381
	6,887	7,781	7,570
	75,767	75,763	75,246
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	22,388	21,857	21,201
Business and government	22,121	23,362	23,247
Deposit-taking institutions	6,016	6,217	6,018
	50,525	51,436	50,466
Other			
Acceptances	3,033	3,593	3,952
Obligations related to securities sold short	5,730	5,379	5,019
Obligations related to securities sold under repurchase agreements	6,134	4,407	4,734
Other liabilities	4,079	4,698	5,158
	18,976	18,077	18,863
Subordinated debentures	1,645	1,647	1,633
Non-controlling interest	494	487	461
Shareholders' equity			
Preferred shares	400	492	492
Common shares	1,672	1,668	1,655
Retained earnings	2,055	1,956	1,676
	4,127	4,116	3,823
	75,767	75,763	75,246

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Quarter ended January 31	
	2002	2001
Previous balance	**4,116**	3,760
Issuance of common shares	**4**	3
Redemption of preferred shares, Series 10	**(92)**	–
Net income	**146**	138
Dividends on common shares	**(40)**	(36)
Dividends on preferred shares	**(7)**	(9)
Loss on redemption of subordinated debenture, net of income taxes		(28)
Share issuance expenses, net of income taxes		(1)
Unrealized foreign exchange losses, net of income taxes		(4)
Closing balance	**4,127**	3,823
Shareholders' equity		
Preferred shares	**400**	492
Common shares	**1,672**	1,655
Retained earnings	**2,055**	1,676
Closing balance	**4,127**	3,823

Income per Common Share Before Goodwill Charges
(dollars)


0.8
0.6
0.4
0.2
0.0

	1st Q 2001	2nd Q	3rd Q	4th Q	**1st Q 2002**
■ Income per common share before goodwill charges	0.71	0.71	0.73	0.73	**0.73**
■ Dividend per share	0.19	0.21	0.21	0.21	**0.21**

Return on Common Shareholders' Equity Before Goodwill Charges
(percentage)


18
17
16
15
14

	1st Q 2001	2nd Q	3rd Q	4th Q	**1st Q 2002**
■	16.1	16.6	15.9	15.4	**15.0**

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended January 31	
	2002	2001
Cash flows from operating activities		
Net income	146	138
Adjustments for:		
Provision for credit losses excluding discontinued operations	245	43
Provision for credit losses attributed to discontinued operations	(50)	16
Amortization of premises and equipment	12	13
Goodwill charges excluding discontinued operations	–	4
Goodwill charges attributed to discontinued operations	–	1
Future income taxes	11	(56)
Adjustment upon foreign currency translation of subordinated debentures	(1)	(8)
Gain on sale of investment account securities, net	(8)	(17)
Change in interest payable	(57)	7
Change in interest receivable	19	61
Income taxes payable	110	(36)
Change in unrealized losses (gains) and amounts payable on derivative contracts	85	161
Change in trading account securities	(1,039)	337
Change in other items	159	(552)
	(368)	112
Cash flows from financing activities		
Change in deposits	(911)	(7)
Issuance of subordinated debentures	–	300
Redemption and maturity of subordinated debentures	(1)	(65)
Issuance of common shares	4	2
Redemption of preferred shares	(92)	–
Dividends paid	(49)	(45)
Change in obligations related to securities sold short	351	116
Change in obligations related to securities sold under repurchase agreements	1,727	(1,583)
Change in other items	–	(3)
	1,029	(1,285)
Cash flows from investing activities		
Change in loans	1,338	449
Change in securitization of assets	(511)	778
Proceeds from the sale of secured loans	2,540	–
Purchases of investment account securities	(4,379)	(4,551)
Sales of investment account securities	4,271	4,574
Change in securities purchased under reverse repurchase agreements	(689)	175
Change in premises and equipment	(5)	(1)
	2,565	1,424
Increase in cash and cash equivalents	3,226	251
Cash and cash equivalents at beginning of period	5,832	5,655
Cash and cash equivalents at end of period	9,058	5,906
Cash and cash equivalents		
Cash and deposits with Bank of Canada	605	416
Deposits with financial institutions	8,453	5,490
Total	9,058	5,906
Interest and dividends paid	413	634
Income taxes paid (recovered)	(44)	106

Segment Disclosure

Quarter ended January 31 (taxable equivalent basis) (unaudited) (millions of dollars)	Personal Banking and Wealth Management 2002	2001	Commercial Banking 2002	2001	Financial Markets, Treasury and Investment Banking 2002	2001	Other 2002	2001	**Total** 2002	2001
Net interest income(1)	**250**	238	**67**	67	**92**	47	**(23)**	(14)	**386**	338
Other income(1)	**234**	234	**36**	36	**114**	122	**35**	32	**419**	424
Total revenues	**484**	472	**103**	103	**206**	169	**12**	18	**805**	762
Operating expenses	**356**	342	**37**	33	**97**	84	**11**	18	**501**	477
Contribution	**128**	130	**66**	70	**109**	85	**1**	–	**304**	285
Provision for credit losses(2)	**24**	28	**19**	14	**5**	10	**197**	(9)	**245**	43
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**104**	102	**47**	56	**104**	75	**(196)**	9	**59**	242
Income taxes(1)	**36**	38	**17**	21	**39**	30	**(68)**	3	**24**	92
Non-controlling interest	**–**	–	**–**	–	**1**	1	**6**	6	**7**	7
Income before discontinued operations and goodwill charges	**68**	64	**30**	35	**64**	44	**(134)**	–	**28**	143
Discontinued operations	**–**	–	**–**	–	**–**	–	**118**	(1)	**118**	(1)
Income before goodwill charges	**68**	64	**30**	35	**64**	44	**(16)**	(1)	**146**	142
Average assets	**27,933**	27,028	**11,107**	11,323	**38,703**	34,966	**(6,727)**	(3,955)	**71,016**	69,362

(1) Net interest income was grossed up by $5 million ($12 million in 2001) and other income by $38 million ($10 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(2) Provisions for credit losses for the segments are determined based on expected losses, which are established through statistical analysis.

Loans, Impaired Loans and Allowance for Credit Losses

(unaudited)
(millions of dollars)

Loans and Impaired Loans

		Impaired loans					
	Gross amount	Gross	Specific allowance	Net	General allowance	Country risk allowance	Net balance
January 31, 2002							
Residential mortgage loans	12,264	36	6	30	–	–	30
Personal and credit card loans	5,724	73	34	39	–	–	39
Business and government loans	18,964	459	212	247	–	9	238
Securities purchased under reverse repurchase agreements	4,730	–	–	–	–	–	–
	41,682	568	252	316	–	9	307
General allowance	–	–	–	–	435	–	(435)
	41,682	568	252	316	435	9	(128)
January 31, 2001							
Residential mortgage loans	11,573	48	11	37	–	–	37
Personal and credit card loans	6,234	107	20	87	–	–	87
Business and government loans	23,165	815	349	466	–	36	430
Securities purchased under reverse repurchase agreements	5,222	–	–	–	–	–	–
	46,194	970	380	590	–	36	554
General allowance	–	–	–	–	500	–	(500)
	46,194	970	380	590	500	36	54

Allowance for Credit Losses

	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance	January 31 2002	October 31 2001	January 31 2001
Allowance at beginning	341	306	194	38	879	948	948
Transfer of provision to assets held for disposal	(31)	–	–	–	(31)	–	–
Amounts related to discontinued operations	–	(65)	–	–	(65)	120	16
Provision for credit losses							
Related to regular operations	60	56	(56)	–	60	205	43
Related to a revision of the estimated allowance	185	–	–	–	185	–	–
Write-offs	(294)	–	–	(29)	(323)	(402)	(108)
Recoveries	(9)	–	–	–	(9)	8	17
Allowance at end	252	297	138	9	696	879	916

Notes to the Consolidated Financial Statements

1. Significant Accounting Policies

The unaudited interim consolidated financial statements of the Bank, as at January 31, 2002, were prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), other than the accounting for the general allowance for credit risk which is in accordance with the accounting treatment prescribed by the Superintendent of Financial Institutions Canada (the "Superintendent"), and in accordance with the accounting policies and application methods adopted in the Bank's most recent annual report for the year ended October 31, 2001, with the exception of the new standard described in Note 4. Certain comparative figures have been restated to comply with the presentation adopted in fiscal 2002.

2. Provision for Credit Losses Related to a Revision of the Estimated Allowance

During the quarter, the Bank re-assessed the realizable value of its impaired loan portfolio, taking into account current economic conditions and its goal of accelerating the disposal of this portfolio. Following this re-assessment, the Bank adjusted the estimated allowance for these loans and recorded a provision of $185 million.

3. Discontinued Operations

On January 15, 2002, the Bank finalized the sale of its asset-based lending operations in the United States to PNC Financial Services Group. This transaction generated a gain of $79 million, net of restructuring costs, and net of income taxes of $62 million. Moreover, $41 million of the general allowance for credit risk, less income taxes of $24 million, was reversed under "Discontinued operations". Taking into account the operating results of these operations during the quarter, the total contribution from discontinued operations was $118 million, less income taxes of $85 million. The remainder of the loans included in the $610 million agreement as at January 31, 2002 are shown on the balance sheet under the heading "Assets held for disposal". They represent the asset-based loans covered by an 18-month servicing agreement with PNC Financial Services Group.

4. Goodwill

On November 1, 2001, the Bank adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) entitled "Goodwill and Other Intangible Assets". As of that date, the Bank ceased to amortize goodwill and began the transitional impairment test to detect a possible depreciation in goodwill and assess the loss in value, if applicable. Aside from eliminating goodwill amortization charges, which amounted to $5 million for the quarter ended January 31, 2001, this new standard had no impact on the financial statements for the first quarter ended January 31, 2002.

5. General Allowance for Credit Risk

In 1998, in accordance with the guidance provided by the Superintendent, the Bank increased its general allowance for credit risk by $300 million and applied this one-time adjustment to retained earnings. This adjustment did not comply with Canadian GAAP. In 2001, after evaluating the adequacy of the general allowance for credit risk in accordance with Canadian GAAP, the general allowance was established at $403 million (see Note 27 of the 2001 annual financial statements). During the first quarter of 2002, following the sale of its asset-based lending operations in the United States, the Bank reversed an amount of $65 million under "Discontinued operations" ($41 million net of income taxes), representing the portion of the general allowance related to its asset-based lending portfolio in the United States. In addition, following an evaluation of the adequacy of the general allowance for credit risk as at January 31, 2002, the allowance was established at $435 million.

Had the Bank followed Canadian GAAP in the first quarter of 2002, net income would have decreased by $65 million (no impact in the first quarter of 2001), loan loss provisions would have increased by $97 million (no impact in the first quarter of 2001), income taxes would have decreased by $32 million (no impact in the first quarter of 2001), and basic and diluted net income per common share would have decreased by $0.34 (no impact in the first quarter of 2001).

There is no impact as at January 31, 2002 on the unaudited Consolidated Balance Sheet, on the unaudited Consolidated Statement of Changes in Shareholders' Equity and on the book value per common share (see Note 1 of the 2001 quarterly financial statements for the impact as at January 31, 2001).

Furthermore, had the Bank followed Canadian GAAP in the first quarter of 2002, return on common shareholders' equity before goodwill charges would have decreased by 7.08% (0.85% in the first quarter of 2001).

6. Capital Stock
(millions of dollars)

Issued and fully paid as at February 15, 2002	
First preferred shares	
5,000,000 shares, Series 12	125
7,000,000 shares, Series 13	175
	300
190,566,755 common shares	1,672
	1,972
6,224,415 stock options outstanding	N/A

Redemption of preferred shares (amounts in dollars)

On November 16, 2001, the Bank redeemed all 3,680,000 Series 10 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $92,000,000.

On February 15, 2002, the Bank redeemed all 4,000,000 Series 11 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $100,000,000.

Recession and the Productivity Challenge

In the United States

Judging by the large number of jobs lost in 2001, the U.S. economy is unquestionably in the grips of a recession. Yet it has shown a surprising capacity to deal with the situation in order to eventually get back on the path for growth.

For instance, despite all the job losses, consumer spending has continued to rise, in stark contrast to recessions in the past. How is it that American households can show such incredible resilience?

Without a doubt, a few specific events have helped consumers maintain their spending pattern in spite of the economic climate. The tax refunds issued in August and September immediately spring to mind. Moreover, the decline in oil prices in September has translated into lower energy costs. Interest rate cuts have lightened debt loads and have even prompted some households to borrow more, especially as the value of their homes has risen over the past few years, giving them additional leverage. Consumers have also been able to buy new vehicles with 0% financing.

It is nevertheless amazing that households, which have seen their overall employment income shrink because of the recession, have not shown more restraint. They could simply have ignored 0% financing promotions so as not to add to their monthly payments, or used the tax refunds to pay down their debt. In fact, overall spending has continued to grow first and foremost because wages in general continued to rise and did so, it should be recalled, in spite of substantial job losses.

The current recession in the United States is marked by a very unusual phenomenon: salaries are still rising, more than offsetting job losses and thus enabling households on the whole to maintain their buying power.

A correlation between the unemployment rate, which is relatively low for a recession, and the rise in average hourly wages is not inconceivable. But why would companies with faltering sales put further pressure on their profit margins by significantly increasing compensation in such a context? It could only be because productivity is also rising.

Production per hour worked in the nonfarm business sector actually climbed 1.8% in 2001 – a remarkable performance in a recession year – and ended the year strongly with annualized growth of 3.5% in the fourth quarter. These statistics suggest that the massive layoffs in 2001 have managed to sustain productivity levels during a period of economic slowdown. Most of all, they suggest that companies will not have to resort to further large-scale job cuts in order to get back on track. In fact, job cuts have slowed considerably in recent months.

What's more, unit labour costs actually declined during the last quarter of 2001, thus confirming that productivity gains are at the forefront of America's capacity to recover while sustaining household income and limiting damage to corporate profitability.

In Canada

Although the Canadian economy has grown steadily since 1997, at a pace that easily rivalled the U.S. economy, it is worth noting that this progression was not based on productivity gains. On the contrary, Canada's performance in this regard was modest in comparison to the economies of the United States and the other main industrialized countries.

Consequently, Canadian wages also grew modestly. One small consolation is that employment levels held steady in 2001. Even though one million jobs were lost in the United States, wages there still managed to rise 2.9%, while in Canada they grew at an annualized rate of only 2.2% according to the latest data. That would explain why consumer spending in Canada has not kept pace with that south of the border and in fact even shrank in the third quarter of 2001.

Lower productivity growth in Canada has therefore resulted in less robust spending throughout this recession. But the worst part is that although Canada's economic growth has been enviable in recent years, it has not raised Canadians' standard of living. In fact, real after-tax income per capita has risen only 1% in Canada since 1990, compared to 17% in the United States. This is perhaps the most distressing consequence of an economy that has grown not on the basis of productivity gains, but which has had to rely instead on the depreciation of its currency to remain competitive.

Bank News

General Trust changes its name: General Trust, which became a wholly-owned subsidiary of the National Bank in 1993, officially changed its name to National Bank Trust on October 31, 2001. By taking the name of its parent institution, the company is reinforcing its association with the strong financial group which the National Bank represents.

National Bank Discount Brokerage ranks first for quality of service: According to a study by the research firm Dalbar, National Bank Discount Brokerage tied for first place with two other brokerage firms for the quality of its customer service. In obtaining the highest overall score in this study, National Bank Discount Brokerage rated first in the following categories: representatives' diligence in responding to clients' requests, their helpfulness and professionalism, and their initiative in suggesting advantageous options for clients.

Cash redemption of Preferred Shares Series 11: On January 9, the Bank announced that it would redeem, for the purpose of cancellation, all of its Non-cumulative First Preferred Shares Series 11 (TSE: NA.PR.H) on Friday, February 15, 2002, for $25 per share, together with $0.50 representing declared and unpaid dividends per share as at the redemption date.

Agreement with U.S.-based Wells Fargo Bank: The National Bank has signed a highly advantageous partnership agreement with U.S.-based Wells Fargo Bank. Under this agreement, each bank will refer to the other bank clients that wish to obtain a credit card in Canadian or U.S. currency, as applicable. In addition to offering clients service with added value, this exclusive agreement will allow the Bank to expand its existing client base.

The Bursary and Summer Employment Program is back: The National Bank's Bursary and Summer Employment Program for students with a physical or sensory disability is back for the 13th consecutive year. This popular program offers three students an opportunity to continue their studies while acquiring relevant experience at the Bank.

More specifically, one college student from Quebec will obtain a 10-week summer job and a $1,000 bursary, and two university students from Ontario, Quebec or New Brunswick will each be given a summer job for 12 weeks and a $2,000 bursary.

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact Elaine Carr, Director – Investor Relations, by telephone at (514) 394-0296 or by fax at (514) 394-6196. For more information about the Bank and its publications, you can visit the Bank's website at **www.nbc.ca**

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171.

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations

NATIONAL BANK OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca



Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

NATIONAL
BANK
OF CANADA



3rd Quarter Report **2001**

Highlights

(unaudited)	Quarter ended July 31			Nine months ended July 31		
	2001	2000	% Change	2001	2000	% Change
Results of operations						
(millions of dollars)						
Total revenues (taxable equivalent basis)	**$ 844**	$ 925	**(9)**	**$ 2,470**	$ 2,509	**(2)**
Income before goodwill charges	**148**	133	**11**	**436**	393	**11**
Net income	**143**	128	**12**	**421**	377	**12**
Return on common shareholders' equity before goodwill charges	**15.9 %**	15.8 %		**16.2 %**	16.1 %	
Per common share						
Income before goodwill charges	**$0.73**	$0.67	**9**	**$ 2.16**	$ 1.98	**9**
Net income	**0.70**	0.64	**9**	**2.07**	1.89	**10**
Dividends paid	**0.21**	0.19	**11**	**0.61**	0.56	**9**
Book value				**18.57**	17.11	**9**
Stock trading range						
-High	**30.60**	24.25		**31.00**	24.25	
-Low	**25.20**	20.55		**23.00**	16.40	
-Close	**29.97**	21.50		**29.97**	21.50	
Financial position						
(millions of dollars)						
Total assets				**$73,127**	$73,612	**(1)**
Loans and acceptances				**47,508**	48,416	**(2)**
Deposits				**50,367**	50,002	**1**
Subordinated debentures and shareholders' equity				**5,651**	5,492	**3**
Capital ratios - BIS						
-Tier 1				**9.5 %**	8.3 %	
-Total				**12.9 %**	11.8 %	
Impaired loans, net (Note 1)				**82**	45	
Impaired loans, net as a % of net loans and acceptances				**0.2 %**	0.1 %	
Assets under administration/management				**117,686**	115,054	
Total personal savings				**61,695**	62,015	
Interest coverage				**9.11**	6.57	
Asset coverage				**3.16**	2.86	
Other information						
Number of employees				**17,043**	17,130	**(1)**
Number of branches in Canada				**549**	634	**(13)**
Number of banking machines				**823**	807	**2**

Message to Shareholders

National Bank of Canada today announced its results for the third quarter ended July 31, 2001. Highlights of these results are presented below:

- Income before goodwill charges of $148 million or 73 cents per share, up 11% over the corresponding quarter of 2000
- Return on common shareholders' equity before goodwill charges of 15.9%
- Improvement in efficiency ratio, which went from 65.1%* to 62.1%

The highlights for the nine months ended July 31, 2001 are:

- Income before goodwill charges of $436 million or $2.16 per share, up 10.9% over the corresponding period of 2000
- Return on common shareholders' equity before goodwill charges of 16.2%
- Improvement in efficiency ratio, which went from 65.6%* to 62.3%*
- Tier 1 capital ratio of 9.5% versus 8.3% a year ago

Strategic objectives

After three quarters, the National Bank has attained the strategic financial objectives it set for itself at the beginning of the year, as the following results demonstrate:

	Objectives	9 months
Growth in income before goodwill charges	+ 10%/year	10.9%
Return on common shareholders' equity before goodwill charges	15.5% - 17.5%	16.2%
Efficiency ratio	60% in 2003	62.3%*
Tier 1 capital ratio	7.75% - 8.50%	9.5%

* excluding non-recurring items

Events in the third quarter

Below is a brief description of agreements and partnerships concluded by the National Bank during the third quarter.

- **Assante chooses the National Bank in a series of banking partnerships.** On June 5, 2001, the Assante Corporation announced the first in a series of agreements designed to provide banking products and services to its clients. National Bank of Canada, under a non-exclusive agreement, will develop financial and banking products that are adapted to the needs of Assante customers. The National Bank will therefore develop and market under the Assante name bank accounts with chequing privileges, debit cards, personal lines of credit, retirement savings plans and loans, new mortgage services and guaranteed investment certificates. Telephone and Internet banking as well as an extended network of National Bank banking machines will be included with the offering of Assante banking products and services.
- **The National Bank joins forces with THE EXCHANGE banking machine network.** National Bank of Canada and Ficanex Services Limited Partnership, exclusive holder of the Canadian licence for THE EXCHANGE banking machine network, announced in Vancouver on June 11 that an agreement had been signed under which 529 EXCHANGE banking machines would be added to the 823 ABMs the National Bank already operates, bringing the Bank's network of banking machines in Canada to 1,352. The banking machines in THE EXCHANGE network are primarily located in Ontario and Western Canada. In addition, with this agreement, National Bank clients can now withdraw cash at any of the 10,000 EXCHANGE banking machines in the United States.
- **The National Bank and Global Payments form a strategic alliance to market products and services to merchants.** On June 27, 2001, National Bank of Canada and Global Payments Inc. announced the creation of a 10-year alliance to promote and sell credit card merchant products and services to merchant clients of the National Bank. Under this agreement, which has been submitted to regulatory authorities for approval, the National Bank's operations relating to credit card merchant payment solutions will be acquired by Global Payments Inc. for a purchase price of approximately $72 million. Moreover, the National Bank will refer its commercial clients to Global Payments for credit card merchant products and services.

André Bérard	Réal Raymond	Jean Turmel
Chairman of the Board and Chief Executive Officer	President and Chief Operating Officer	President Financial Markets, Treasury and Investment Bank

August 30, 2001

Financial Results

The National Bank earned income before goodwill charges of $148 million or 73 cents per share for the quarter ended July 31, 2001 compared to $133 million or 67 cents per share for the same period in 2000. Return on common shareholders' equity before goodwill charges was 15.9% for the quarter as against 15.8% for the third quarter of fiscal 2000.

For the nine months ended July 31, 2001, income before goodwill charges totalled $436 million or $2.16 per share, up 10.9% from $393 million or $1.98 per share for the corresponding period of 2000. Return on common shareholders' equity before goodwill charges was 16.2% for the nine-month period ended July 31, 2001, as against 16.1% from the same period a year earlier.

Results by segment

Income for Personal Banking and Wealth Management amounted to $74 million for the third quarter of 2001, compared to $67 million for the same period in 2000, for an increase of 10%. Total revenues for the quarter, which amounted to $488 million, were up $17 million or 3.6% from a year earlier despite an $18 million decline in income from brokerage activities and the correspondent network. In fact, income from the branch network and card services rose $29 million, or almost 10%, chiefly because of the improvement in the spread which went from 3.47% in the third quarter of 2000 to 3.61% this quarter for the segment as a whole. Operating expenses were $348 million, up 3.3% from $337 million in the third quarter of 2000. The efficiency ratio improved from 71.5% in the third quarter of 2000 to 71.3% this quarter.

For the nine-month period ended July 31, 2001, income for Personal Banking and Wealth Management totalled $213 million, up 6% from $201 million for the corresponding period of 2000.

With regard to Commercial Banking, earnings were $36 million for the quarter as against $40 million for the same period last year. Net interest income rose by 5.4% to reach $98 million for the quarter. This improvement was attributable to the increase in the spread which went from 2.60% in the third quarter of 2000 to 2.90% this quarter. However, due to the slowdown in economic activity, the volume of loans and bankers' acceptances declined by approximately $800 million versus the corresponding quarter of 2000, which explains the decrease of $6 million or 14% in other income. Third-quarter operating expenses amounted to $61 million as against $55 million for the same quarter last year.

For the first nine months of fiscal 2001, income for Commercial Banking totalled $103 million versus $112 million for the same period of 2000.

For Financial Markets, Treasury and Investment Banking, income before goodwill charges reached $60 million for the third quarter, up 28% over the $47 million recorded for the corresponding period last year. Revenues amounted to $209 million, for an increase of 19%, mainly due to treasury operations and corporate lending. Moreover, the different mix of revenue sources combined with rationalization efforts had a favourable impact on operating expenses. As a result, the efficiency ratio for Financial Markets, Treasury and Investment Banking was 47.8% for the third quarter of 2001 compared to 52.6% for the same period a year earlier.

For the nine-month period ended July 31, 2001, income for Financial Markets, Treasury and Investment Banking totalled $160 million versus $119 million for the same period last year.

Revenues

Total revenues, on a taxable equivalent basis, were $844 million for the quarter versus $925 million for the third quarter of 2000 when the Bank recorded a gain on the sale of its subsidiary SIBN Inc. Excluding this one-time gain of $135 million, revenue increased by nearly 7% for the quarter, attributable mainly to corporate loans in the Financial Markets, Treasury and Investment Banking segment and to Personal Banking and Wealth Management operations.

Net interest income, on a taxable equivalent basis, totalled $385 million versus $345 million for the corresponding quarter in 2000, for an increase of 11.6%. The substantial rise in the spread was chiefly due to the improvement in the spread for the Personal, Commercial and Corporate Banking segments as well as revenues from treasury operations.

Other income, on a taxable equivalent basis, amounted to $459 million as against $580 million for the third quarter of 2000. However, if the one-time gain is excluded, other income actually rose by $14 million or 3%. This modest increase was due primarily to the weakness in capital markets.

For the nine-month period ended July 31, 2001, total revenues, on a taxable equivalent basis, reached $2,470 million compared to $2,374 million, excluding the one-time gain, for the same period of 2000.

Operating expenses

Operating expenses for the third quarter of 2001 were $524 million compared to $634 million for the corresponding quarter of 2000. Excluding expenses of $120 million recorded in the third quarter of 2000 and described in Note 6, operating expenses rose only 2% this quarter. The efficiency ratio, or operating expenses as a percentage of total revenues, went from 65.1% (adjusted for non-recurring items) in the third quarter of 2000 to 62.1% this quarter. For the first nine months of fiscal 2001, operating expenses reached $1,544 million compared to $1,557 million for the corresponding period of 2000 (adjusted for non-recurring items).

Loan losses and impaired loans

The provision for credit losses was $71 million as against $62 million for the third quarter of 2000.

Impaired loans, net, as at July 31, 2001 stood at $82 million versus $78 million as at April 30, 2001 and $45 million as at July 31, 2000. In comparison to the previous quarter, impaired loans increased by $24 million for Real Estate and decreased by $29 million for Commercial Banking in the United States.

Assets

As at July 31, 2001, the Bank had total assets of $73.1 billion compared to $76.6 billion as at April 30, 2001 and $73.6 billion as at July 31, 2000. The $3.5 billion decline in assets over the second quarter of 2001 was attributable mainly to cash resources and securities. When compared to fiscal 2000, assets were down $500 million.

Savings

Total personal savings administered by the Bank stood at $61.7 billion as at July 31, 2001 compared to $62 billion as at July 31, 2000.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, stood at 9.5% and 12.9% respectively, compared to 9.1% and 12.5% as at April 30, 2001 and 8.3% and 11.8% as at July 31, 2000. The improvement in capital ratios over the past year was chiefly due to the decrease in risk-weighted assets and to internally generated funds.

Dividends

At its meeting on August 30, 2001, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 21¢ per common share, payable on November 1, 2001 to shareholders of record on September 27, 2001.

Consolidated Statement of Income

(unaudited) (millions of dollars)	Quarter ended July 31 2001	April 30 2001	July 31 2000	Nine months ended July 31 2001	July 31 2000
Interest income and dividends					
Loans	**$ 680**	$ 708	$ 783	**$2,163**	$2,213
Securities	**150**	182	142	**490**	511
Deposits with financial institutions	**70**	73	64	**226**	160
	900	963	989	**2,879**	2,884
Interest expense					
Deposits	**475**	542	608	**1,634**	1,757
Subordinated debentures	**28**	28	30	**81**	82
Other	**24**	27	15	**74**	59
	527	597	653	**1,789**	1,898
Net interest income	**373**	366	336	**1,090**	986
Other income					
Capital market fees	**123**	137	134	**381**	431
Deposit and payment service charges	**41**	39	39	**119**	115
Trading activities and gains on investment account securities, net	**72**	64	54	**197**	208
Card service revenues	**49**	44	45	**136**	125
Lending fees	**52**	49	47	**149**	139
Acceptances, letters of credit and guarantee	**18**	16	17	**52**	48
Foreign exchange revenues	**15**	14	15	**46**	38
Trust services and mutual funds	**25**	23	22	**72**	65
Other (Note 5)	**61**	61	168	**174**	275
	456	447	541	**1,326**	1,444
Total revenues	**829**	813	877	**2,416**	2,430
Provision for credit losses	**71**	59	62	**189**	154
	758	754	815	**2,227**	2,276
Operating expenses					
Salaries and staff benefits	**275**	276	284	**824**	881
Premises	**46**	47	48	**139**	139
Computers and equipment	**66**	59	68	**182**	191
Communications	**18**	18	18	**54**	53
Other (Note 6)	**119**	126	216	**345**	413
	524	526	634	**1,544**	1,677
Income before income taxes, non-controlling interest and goodwill charges	**234**	228	181	**683**	599
Income taxes	**79**	76	41	**226**	186
	155	152	140	**457**	413
Non-controlling interest	**7**	7	7	**21**	20
Income before goodwill charges	**148**	145	133	**436**	393
Goodwill charges	**5**	5	5	**15**	16
Net income	**143**	140	128	**421**	377
Dividends on preferred shares	**9**	9	7	**27**	19
Net income applicable to common shares	**$ 134**	$ 131	$ 121	**$ 394**	$ 358
Number of common shares (thousands)					
Average	**190,062**	189,757	189,311	**189,799**	189,137
End of period				**190,230**	189,334
Income per common share before goodwill charges					
— Basic	**$0.73**	$ 0.72	$0.67	**$ 2.16**	$ 1.98
— Fully diluted	**0.73**	0.72	0.66	**2.16**	1.94
Net income per common share					
— Basic	**0.70**	0.69	0.64	**2.07**	1.89
— Fully diluted	**0.70**	0.69	0.63	**2.07**	1.86
Dividend per common share	**0.21**	0.21	0.19	**0.61**	0.56

Consolidated Balance Sheet

(unaudited) (millions of dollars)	July 31 2001	April 30 2001	October 31 2000	July 31 2000
Assets				
Cash resources				
Cash and deposits with Bank of Canada	**$ 328**	$ 824	$ 818	$ 453
Deposits with financial institutions	**4,963**	6,149	4,837	4,937
	5,291	6,973	5,655	5,390
Securities				
Investment account	**6,224**	6,416	6,387	6,501
Trading account	**10,618**	11,798	10,448	10,511
	16,842	18,214	16,835	17,012
Loans				
Residential mortgage	**11,906**	11,618	11,593	11,498
Personal and credit card	**6,132**	6,190	7,037	7,944
Business and government	**22,151**	22,175	22,712	22,120
Securities purchased under reverse repurchase agreements	**3,794**	4,219	5,397	3,134
	43,983	44,202	46,739	44,696
Other				
Customers' liability under acceptances	**3,525**	3,752	3,640	3,720
Premises and equipment	**241**	244	249	236
Other assets	**3,245**	3,243	2,709	2,558
	$73,127	$ 76,628	$ 75,827	$ 73,612
Liabilities and shareholders' equity				
Deposits				
Personal	**$21,635**	$ 21,924	$ 20,811	$ 21,285
Business and government	**22,482**	24,160	23,855	23,653
Deposit-taking institutions	**6,250**	6,308	5,807	5,064
	50,367	52,392	50,473	50,002
Other				
Acceptances	**3,525**	3,752	3,640	3,720
Obligations related to securities sold short	**5,140**	5,636	4,903	8,048
Obligations related to securities sold under repurchase agreements	**3,927**	4,823	6,317	2,758
Other liabilities	**4,517**	4,472	5,305	3,592
	17,109	18,683	20,165	18,118
Subordinated debentures	**1,627**	1,629	1,361	1,761
Shareholders' equity				
Preferred shares	**492**	492	492	492
Common shares	**1,666**	1,659	1,653	1,650
Retained earnings	**1,866**	1,773	1,683	1,589
	4,024	3,924	3,828	3,731
	$73,127	$ 76,628	$ 75,827	$ 73,612

Consolidated Statement of Changes in Shareholders' Equity

	Nine months ended July 31	
(unaudited) (millions of dollars)	**2001**	2000
Previous balance	**$3,828**	$3,301
Prior period adjustments (Note 4)	**(68)**	—
Adjusted balance	**$3,760**	$3,301
Issuance of common shares	**13**	9
Issuance of preferred shares	**—**	175
Net income	**421**	377
Dividends on common shares	**(115)**	(106)
Dividends on preferred shares	**(27)**	(19)
Income taxes related to dividends on preferred shares, Series 10, 11, 12 and 13	**(1)**	(1)
Loss on redemption of subordinated debenture, net of income taxes	**(28)**	—
Share issuance expenses, net of income taxes	**(1)**	(3)
Unrealized foreign exchange gains (losses), net of income taxes	**2**	(2)
Closing balance	**$4,024**	$3,731
Shareholders' equity		
Preferred shares	**$ 492**	$ 492
Common shares	**1,666**	1,650
Retained earnings	**1,866**	1,589
Closing balance	**$4,024**	$3,731

Income per Common Share Before Goodwill Charges
(dollars)



0.8
0.6
0.4
0.2
0.0
3rd Q 2000
4th Q
1st Q 2001
2nd Q
3rd Q

	3rd Q 2000	4th Q	1st Q 2001	2nd Q	**3rd Q**
■ Income per common share before goodwill charges	0.67	0.68	0.71	0.72	**0.73**
▩ Dividend per share	0.19	0.19	0.19	0.21	**0.21**

Return on Common Shareholders' Equity Before Goodwill Charges
(percentage)



18
17
16
15
14
3rd Q 2000
4th Q
1st Q 2001
2nd Q
3rd Q

	3rd Q 2000	4th Q	1st Q 2001	2nd Q	**3rd Q**
■	15.8	15.8	16.1	16.6	**15.9**

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended July 31 2001	Quarter ended July 31 2000	Nine months ended July 31 2001	Nine months ended July 31 2000
Cash flows from operating activities				
Net income	**$ 143**	$ 128	**$ 421**	$ 377
Adjustments for:				
Provision for credit losses	**71**	62	**189**	154
Amortization of premises and equipment	**13**	14	**38**	40
Goodwill charges	**5**	5	**15**	16
Future income tax assets (liabilities)	**(5)**	32	**(54)**	22
Adjustment upon foreign currency translation of subordinated debentures	**1**	4	**3**	9
Gains (Losses) on sale of investment account securities, net	**19**	—	**52**	(27)
Gain on sale of a subsidiary	**—**	(105)	**—**	(105)
Change in interest payable	**53**	20	**77**	3
Change in interest receivable	**(52)**	21	**(111)**	23
Current income taxes	**16**	(33)	**(29)**	(163)
Net change in unrealized losses and amounts payable on derivative contracts	**(184)**	(81)	**54**	(59)
Net change in trading account securities	**1,179**	498	**(170)**	(696)
Net change in other items	**206**	(62)	**(1,277)**	(254)
	1,465	503	**(792)**	(660)
Cash flows from financing activities				
Net change in deposits	**(2,023)**	(2,475)	**(104)**	18
Issuance of subordinated debentures	**—**	350	**300**	718
Redemption (maturity) of subordinated debentures	**—**	—	**(37)**	—
Issuance of common shares	**7**	2	**13**	9
Issuance of preferred shares	**—**	175	**—**	175
Dividends paid	**(49)**	(43)	**(142)**	(125)
Net change in obligations related to securities sold short	**(496)**	624	**236**	3,353
Net change in obligations related to securities sold under repurchase agreements	**(896)**	(121)	**(2,390)**	(1,411)
Net change in other items	**—**	—	**(95)**	(6)
	(3,457)	(1,488)	**(2,219)**	2,731
Cash flows from investing activities				
Net change in loans	**(191)**	(302)	**344**	(2,930)
Proceeds from securitization of assets	**(87)**	804	**619**	1,625
Net change in investment account securities	**173**	1,187	**111**	643
Net change in securities purchased under reverse repurchase agreements	**425**	(396)	**1,603**	347
Net change in premises and equipment	**(10)**	(5)	**(30)**	73
	310	1,288	**2,647**	(242)
Net change in cash and cash equivalents	**(1,682)**	303	**(364)**	1,829
Cash and cash equivalents at beginning of period	**6,973**	5,087	**5,655**	3,561
Cash and cash equivalents at end of period	**$5,291**	$5,390	**$5,291**	$5,390
Cash and cash equivalents				
Cash and deposits with Bank of Canada			**328**	453
Deposits with financial institutions			**4,963**	4,937
Total			**$5,291**	$5,390
Interest paid	**$ 579**	$ 633	**$1,901**	$1,874
Income taxes paid	**$ 23**	$ 158	**$ 174**	$ 379

Segment Disclosures

Quarter ended July 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Net interest income	**252**	236	**98**	93	**81**	37	**(46)**	(21)	**385**	345
Other income	**236**	235	**37**	43	**128**	138	**58**	164	**459**	580
Total revenues	**488**	471	**135**	136	**209**	175	**12**	143	**844**	925
Operating expenses	**348**	337	**61**	55	**100**	92	**15**	150	**524**	634
Contribution	**140**	134	**74**	81	**109**	83	**(3)**	(7)	**320**	291
Provision for credit losses	**22**	22	**16**	15	**11**	5	**22**	20	**71**	62
Income before income taxes, non-controlling interest and goodwill charges	**118**	112	**58**	66	**98**	78	**(25)**	(27)	**249**	229
Income taxes	**44**	45	**22**	26	**37**	31	**(9)**	(13)	**94**	89
Non-controlling interest	**–**	–	**–**	–	**1**	–	**6**	7	**7**	7
Income before goodwill charges	**74**	67	**36**	40	**60**	47	**(22)**	(21)	**148**	133
Average assets	**27,660**	27,087	**13,395**	14,208	**37,748**	36,733	**(6,382)**	(4,453)	**72,421**	73,575

Nine months ended July 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Net interest income	**735**	680	**285**	271	**185**	94	**(78)**	(28)	**1,127**	1,017
Other income	**716**	740	**114**	122	**387**	401	**126**	229	**1,343**	1,492
Total revenues	**1,451**	1,420	**399**	393	**572**	495	**48**	201	**2,470**	2,509
Operating expenses	**1,037**	1,019	**172**	161	**282**	283	**53**	214	**1,544**	1,677
Contribution	**414**	401	**227**	232	**290**	212	**(5)**	(13)	**926**	832
Provision for credit losses	**71**	68	**61**	49	**29**	13	**28**	24	**189**	154
Income before income taxes, non-controlling interest and goodwill charges	**343**	333	**166**	183	**261**	199	**(33)**	(37)	**737**	678
Income taxes	**130**	132	**63**	71	**99**	79	**(12)**	(17)	**280**	265
Non-controlling interest	**–**	–	**–**	–	**2**	1	**19**	19	**21**	20
Income before goodwill charges	**213**	201	**103**	112	**160**	119	**(40)**	(39)	**436**	393
Average assets	**27,356**	26,894	**13,784**	13,960	**38,076**	37,696	**(5,694)**	(4,638)	**73,522**	73,912

Notes to the Financial Statements

1. General Allowance for Credit Risk

The unaudited interim consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles (GAAP), other than the accounting for the general allowance for credit risk which is in accordance with the accounting requirement of the Superintendent of Financial Institutions Canada (the "Superintendent").

The Bank increased its general allowance for credit risk as at October 31, 1998. In accordance with the guidance provided by the Superintendent, this one-time adjustment was applied to retained earnings. The adjustment does not comply with Canadian GAAP. Had the Bank followed Canadian GAAP, loans would have increased by $300 million, future income tax assets included in "Other assets" would have declined by $117 million and retained earnings would have risen by $183 million.

The adjustment had no impact on the unaudited Consolidated Statement of Income or on the unaudited Consolidated Statement of Cash Flows. In the Consolidated Statement of Changes in Shareholders' Equity, the closing balance of shareholders' equity would have increased by $183 million.

In addition, this adjustment reduced the book value of common shares as at July 31, 2001 by $0.96 and increased the return on common shareholders' equity by 0.77%.

2. Accounting Policies

The unaudited interim consolidated financial statements of the Bank, as at July 31, 2001, were prepared in accordance with Canadian generally accepted accounting principles, other than the accounting for the general allowance for credit risk which is in accordance with the accounting requirement of the Superintendent, and in accordance with the accounting policies and application methods adopted in the Bank's most recent annual report for the year ended October 31, 2000, with the exception of the new standards described in Notes 3 and 4.

3. Earnings per Share

The Canadian Institute of Chartered Accountants (CICA) has issued new Handbook Section 3500 on earnings per share. The new calculation method introduced has been adopted by the Bank for fiscal 2001; it has no impact on basic and fully diluted earnings per share.

4. Prior Period Adjustments

The CICA issued new standards governing the accounting for employee future benefits. Adoption of these standards by the Bank, effective November 1, 2000, entails the recognition or accounting of all the costs of post-retirement benefits other than pensions over the working lives of employees. These standards also require a change in the present value rate used to value obligations and current service costs from an estimated long-term rate to a market-based interest rate. The cumulative result of adopting these new standards is an increase of $110 million in "Other liabilities", and an after-tax expense of $68 million, charged to retained earnings. The pension cost and the cost of post-retirement benefits other than pensions were $12.5 million for the first nine months of 2001 compared to $4.9 million for the corresponding period of 2000.

The CICA also issued new standards related to the accounting for income taxes. These new standards, adopted by the Bank on the same date, require the use of the asset/liability method of tax allocation in which future income taxes represent temporary differences between the tax basis of assets and liabilities and their carrying values for accounting purposes. Moreover, this method requires that all future income tax assets and liabilities be reevaluated at the tax rate that is expected to apply when the temporary differences reverse. Adopting this change of accounting policy did not have a material impact on the consolidated financial results of the Bank.

These new standards were applied retroactively with no prior period adjustments.

5. Sale of the Bank's Interest in a Subsidiary

On May 31, 2000, the National Bank sold all the common shares of its wholly-owned subsidiary SIBN Inc., which specializes in information technology, to Cognicase Inc. in exchange for 8,491,008 common shares of Cognicase Inc. The Bank also awarded an outsourcing contract to Cognicase Inc. for a period of 10 years. In addition, the Bank purchased 800,000 Cognicase shares, bringing its interest in the company to approximately 35% of the common shares outstanding.

6. Other Operating Expenses

Management of the Bank approved, during the third quarter 2000, programs designed to reduce operating expenses and upgrade its electronic infrastructure. The Bank recorded a restructuring charge of $55 million with respect to the activities planned under these programs, which specifically include optimizing support service processes and the distribution network. In addition, with respect to the technological improvement of the Bank's electronic infrastructure, an amount of $18 million was recorded in the Consolidated Statement of Income.

7. Capital Stock
(millions of dollars)

Issued and fully paid as at August 17, 2001	
First preferred shares	
3,680,000 shares, Series 10	$ 92
4,000,000 shares, Series 11	100
5,000,000 shares, Series 12	125
7,000,000 shares, Series 13	175
	492
190,290,841 common shares	1,666
	$2,158
4,555,675 stock options outstanding	N/A

Economic Commentary

Should we adopt the U.S. dollar?

In mid-June, the Canadian dollar received a welcome boost from the relative strength of the Canadian economy versus its U.S. counterpart and seemed to be on the verge of surpassing the US $0.66 mark. However, this rally proved to be short-lived and the financial difficulties facing a number of emerging economies such as Argentina, Brazil and Turkey subsequently left the loonie struggling to stay at US $0.65. As is usually the case whenever the loonie is in a down cycle, the debate over abandoning it in favour of the U.S. dollar, or at least setting a fixed exchange rate, has again intensified, according to a recent survey of the Canadian business community.

What would be the pros and cons of such a move? The only indisputable benefit to adopting the U.S. dollar is that it would eliminate a source of uncertainty as well as the related costs assumed by companies who do business on both sides of the 49th parallel. But, there are two sides to all the other arguments either for or against such a common currency.

For example, proponents of a common currency argue that the loonie is weak while the greenback is strong. Therefore, if Canada's currency is condemned to continue its downward spiral, fixing the exchange rate at its current level of US $0.65 is a pretty good deal. However, there is nothing to say that the Canadian dollar is destined to depreciate forever. On the contrary, if the loonie is currently thought to be undervalued, it would make more sense to keep it. Moreover, there is no reason to believe that the U.S. dollar is invincible. The fact that the euro has yet to be seen as a safe haven currency and that the economic slowdown is simultaneously affecting all the major trading blocks explains why the greenback remains attractive to investors. However, this situation could change and, sooner or later, investors will be reluctant to finance the enormous U.S. current account deficit. This would topple the U.S. dollar from its lofty position.

The sheer volume of trade between the United States and Canada is also viewed as an argument against Canadian monetary sovereignty. This argument is effective as long as economic integration ultimately leads to a convergence of the two countries' economic structures. While this could happen, it is also entirely possible that closer commercial ties will instead lead to increased specialization of the respective economies.

The primary contention of the loonie's defenders is that the greater the difference between the two economies, the greater the disparity in their reaction to economic shocks. Canada is a wide open economy with commodities accounting for a significant portion of its exports. As a result, the effects of the Asian crisis were much more acute in this country than they were south of the border. However, the weaker Canadian dollar acted as a shock absorber by making Canadian exports more attractive. A floating exchange rate can therefore act as a buffer against economic shocks and help limit fluctuations in production, income and employment.

The problem with this argument is that a weaker Canadian dollar also masks the effects of being less competitive. It is almost as if we make up for this lack of competitiveness by paying exporters the equivalent of a tax on imported products (which cost more when the loonie falls). In short, we use veiled protectionism to compensate for our competitive inefficiency. This triggers a vicious cycle as the very capital goods that would help foster competitiveness, but which are heavily reliant on imports, become much more expensive when the value of the Canadian dollar declines.

The definition of competitiveness is not limited to the obvious reference to technical efficiency and the cost of inputs such as wages, but extends to include taxes and the regulatory burden. In this context, the argument can be made that a floating exchange rate allows us to have different social policies. One thing is certain: whether we maintain the current exchange rate regime or replace it with a fixed exchange rate, a heavier tax or regulatory burden will have an adverse affect on our ability to compete. Even if society is willing to accept this situation in return for public services or a redistribution of wealth, this does not excuse the inefficiency of government interventions or the ensuing waste of resources, especially when the government can resort to a hidden tax on imports as a palliative measure.

In conclusion, it is undeniable that a floating exchange rate mitigates the impact that economic shocks have on production and employment, but it also comes with the cost of converting the currency and of managing the uncertainty surrounding the exchange rate. It is up to Canadians to decide on the less costly alternative. On the flip side, a floating exchange rate comes with the temptation of constantly using the declining fortunes of the national currency to camouflage mediocrity and irresponsibility. The complacent attitude towards business productivity and the inefficient use of resources by the government only makes us poorer. There is no escaping this reality. Regardless of the currency we choose, the challenge of improving productivity still remains.

NATIONAL BANK OF CANADA

Bank News

According to a Dalbar study, National Bank Discount Brokerage Inc.: First for quality of service. Of the main discount brokerage firms offering services to French-speaking clients, National Bank Discount Brokerage Inc. is the firm that offers the best customer service over the telephone. This was the finding of a recent study by Dalbar, a leading research firm in the field of financial services, which evaluated discount brokerage companies based on certain criteria for telephone service.

The National Bank announced its new interactive Internet transaction platform which features several new functions. At the beginning of July, the National Bank introduced a new platform for its Direct•N@t transaction site which is accessible via the Internet at www.nbc.ca. This leading-edge and highly secure platform, developed by Cognicase and IBM, offers several new functions such as a consolidated statement, the *webdoxs* Internet document delivery service and mutual fund transactions.

Special distinction for National Bank Financial's research team. In the most recent survey of Canadian institutional portfolio managers conducted by Brendan Wood, NBF ranked first for the quality of its research. It took top honours for each of the five aspects of quality research, namely, quality of investment ideas, knowledge of the sector, level of contact, quality of financial studies and the credibility of analysts' work. NBF analysts were among the top three in their category for 11 of the economic sectors on which research is done.

Faster trading for autonomous investors – Express mode brokerage by National Bank Discount Brokerage Inc. is now offered to investors outside Quebec. The securities commissions of Ontario and British Columbia gave National Bank Discount Brokerage the green light to extend its Express mode brokerage outside Quebec. Autonomous investors in these two provinces can now choose a brokerage mode that allows them to execute their trades directly with stock exchanges electronically (Internet, cell phone, etc.) without a broker being required to check the suitability of their trades versus their investment objectives and risk tolerance.

On July 5, the Board of Directors of the Bank announced that Réal Raymond would succeed André Bérard as President and Chief Executive Officer of the National Bank in March 2002. Mr. Raymond, previously President of the Personal and Commercial Bank, has been chosen to succeed André Bérard, Chairman of the Board and Chief Executive Officer of National Bank of Canada, as of March 2002. To ensure a smooth transition, Mr. Raymond was named President and Chief Operating Officer on July 5. Mr. Bérard will remain Chairman of the Board of the Bank after March 2002.

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact Elaine Carr, Director – Investor Relations, by telephone at (514) 394-0296 or by fax at (514) 394-6196. For more information about the Bank and its publications, you can visit the Bank's web site at **www.nbc.ca**

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, General Trust of Canada, at 1-800-341-1419 or (514) 871-7171.

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, General Trust of Canada, at 1-800-341-1419 or (514) 871-7171.

Printed on recycled paper

03 SEP 29 [illegible] 7:21

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2



NATIONAL
BANK
OF CANADA

1st Quarter
Report
2001

Highlights

(unaudited)	Quarter ended January 31		
	2001	2000	% Change
Results of operations			
(millions of dollars)			
Total revenues (taxable equivalent basis)	**$ 795**	$ 749	**6**
Income before goodwill charges	**143**	122	**17**
Net income	**138**	117	**18**
Return on common shareholders' equity before goodwill charges	**16.1 %**	15.3 %	
Per common share			
Income before goodwill charges	**$ 0.71**	$ 0.62	**15**
Net income	**0.68**	0.59	**15**
Dividends paid	**0.19**	0.18	**6**
Book value	**17.57**	16.17	**9**
Stock trading range			
-High	**29.00**	18.60	
-Low	**23.00**	16.40	
-Close	**29.00**	17.45	
Financial position			
(millions of dollars)			
Total assets	**$75,246**	$73,500	**2**
Loans and acceptances	**49,230**	46,043	**7**
Deposits	**50,466**	51,552	**(2)**
Subordinated debentures and shareholders' equity	**5,456**	4,763	**15**
Capital ratios - BIS			
-Tier 1	**8.8 %**	7.6 %	
-Total	**12.1 %**	10.8 %	
Impaired loans, net	**54**	44	
Impaired loans, net as a % of net loans and acceptances	**0.1 %**	0.1 %	
Assets under administration/management	**122,976**	117,225	
Total personal savings	**63,122**	58,409	
Interest coverage	**8.35**	7.61	
Asset coverage	**3.02**	3.03	
Other information			
Number of employees	**16,632**	17,660	**(6)**
Number of branches in Canada	**571**	638	**(11)**
Number of banking machines	**817**	787	**4**

Message to Shareholders

National Bank of Canada today announced its results for the first quarter ended January 31, 2001. Highlights of these results are presented below.

- Income before goodwill charges of $143.3 million or 71 cents per share, up 17.3% from the corresponding quarter of 2000.
- Return on common shareholders' equity before goodwill charges of 16.1% as against 15.3% for the corresponding quarter of 2000.
- Total revenues, on a taxable equivalent basis, of $795 million, for an increase of 6.1% over the first quarter of 2000.
- Operating expenses of $494 million, up less than 1% compared to the quarter ended January 31, 2000.
- Operating expenses down from 65.6% to 62.1% as a percentage of total revenues.
- Tier 1 capital ratio of 8.8% versus 7.6% a year earlier.

In addition, the Board of Directors of the Bank approved a dividend increase of 2 cents per common share bringing the quarterly dividend to 21 cents per share.

Strategic objectives

As stated in the 2000 annual report, the Bank has established strategic financial objectives to guide its actions in the years ahead. These first-quarter results attest to the Bank's commitment to reaching these objectives.

	Objectives	1st quarter
Growth in income before goodwill charges	+ 10%/year	17.3%
Return on common shareholders' equity before goodwill charges	15.5% - 17.5%	16.1%
Productivity ratio	60% in 2003	62.1%
Tier 1 capital ratio	7.75% - 8.50%	8.8%

Results such as these are achieved through the concerted efforts of a large number of people within the Bank's various business segments. Their work most often becomes apparent when the Bank publicly announces the agreements and partnerships that contribute to its results.

In keeping with the National Bank's strategies for improving its service offerings, below are some of the announcements made during the first quarter.

- **New ClicCommerce B2B e-commerce portal launched in conjunction with COGNICASE.** ClicCommerce, a joint venture formed last summer, received a license from RightWorks Corporation for a second generation e-commerce application that will serve as the foundation for the new ClicCommerce Portal. This new portal will enable business and government clients throughout Canada to order supplies of goods and services electronically. Not only will this produce efficiency gains for our clients but it will also allow them to obtain additional savings from their main suppliers.
- **National Bank teams up with Groupe Promutuel.** Under the terms of this agreement, both partners will pool their expertise. Accordingly, the National Bank will oversee the development of financial products and services while Groupe Promutuel will ensure their distribution via its extensive network and solid presence in the fields of insurance and financial services throughout Quebec. Both partners thereby hope to improve their positioning in these markets.
- **Faster way to trade on-line with National Bank Discount Brokerage.** In the coming weeks, clients of National Bank Discount Brokerage will be asked to choose whether they want to carry out their trades in Express mode or Direct mode. Clients who want greater control in managing their investments and who, above all, want an accessible, efficient and even faster way to carry out their trades can opt for the Express brokerage mode. Clients who prefer the status quo and who want to maintain direct access to their portfolio while benefiting from the assistance of an investment advisor can opt for the Direct brokerage mode.
- **National Bank acquires 17 former Bank of Montreal branches.** On December 13, 2000, the National Bank announced that it was acquiring 17 Bank of Montreal branches in Quebec. Total loan and deposit volumes thus obtained were approximately $700 million. The changeover will be done gradually in January and February 2001.

In addition, National Bank Financial, a wholly-owned subsidiary of the National Bank, announced the appointment of Jean Turmel, President – Financial Markets, Treasury and Investment Bank, as Chairman of the Board of National Bank Financial. Other appointments in the NBF management team were Kym Anthony as President and Chief Executive Officer, Germain Carrière as President and Chief Operating Officer – Individual Investor Services, and W. David Wood as Chief Administration Officer.

In January 2001, the Bank announced a capital issue of $300 million in Series 2 medium term notes. The purpose of the issue was to increase the Bank's regulatory capital.

Lastly, the Board of Directors of the Bank adopted a shareholder rights plan. Under the terms of this plan, the Bank could issue subscription rights to all its shareholders should a takeover or share exchange bid be made for its common shares. The purpose of the plan is to ensure, to the extent possible, that the Board of Directors has sufficient time to properly consider any proposed takeover or share exchange bid for the Bank and to allow enough time for competing offers to emerge. The plan will be submitted to the shareholders of the Bank on March 7, 2001.

André Bérard	Réal Raymond	Jean Turmel
Chairman of the Board and Chief Executive Officer	President Personal and Commercial Bank	President Financial Markets, Treasury and Investment Bank

February 22, 2001

Financial Results

The National Bank earned income before goodwill charges of $143 million or 71 cents per share for the quarter ended January 31, 2001 compared to $122 million or 62 cents per share for the same period in 2000. Return on common shareholders' equity before goodwill charges was 16.1% for the quarter as against 15.3% for the first quarter of fiscal 2000.

Results by segment

Income for Personal Banking and Wealth Management amounted to $66 million for the first quarter of 2001, for an increase of $4 million or 6.5%. Total revenues for the quarter were up 5.6% to $475 million, largely due to the improvement in the spread, which went from 3.33% of average assets in the first quarter of 2000 to 3.54% this quarter. Moreover, as a result of improved productivity, operating expenses represented 71.6% of income for the first quarter of 2001 compared to 72.7% in the corresponding quarter of 2000.

With regard to Commercial Banking, earnings were up 5.3% to reach $40 million for the quarter as against $38 million for the same period in 2000. The rise was chiefly due to the spread, which was 13 basis points wider this quarter, while operating expenses remained relatively stable in relation to income.

For Financial Markets, Treasury and Investment Banking, income before goodwill charges totalled $47 million for the quarter ended January 31, 2001, up 62% over the $29 million recorded for the corresponding period last year. This significant growth was attributable to the combined effect of a $36 million or 26% rise in income and an increase in operating expenses of only 2.4%. In fact, the increase in income for the quarter stemmed primarily from corporate lending activities and from asset and liability matching operations. Furthermore, the different mix of revenue sources for this quarter versus the first quarter of fiscal 2000 had a favourable impact on operating expenses. As a result, the productivity ratio for Financial Markets, Treasury and Investment Banking was 50% for the first quarter of 2001 compared to 61.6% for the same period a year earlier.

Revenues

Total revenues, on a taxable equivalent basis, reached $795 million for the quarter, up $46 million or 6.1% from the $749 million posted in the first quarter of 2000.

Net interest income totalled $364 million versus $325 million for the corresponding period in 2000, an increase of 12%. The rise was chiefly due to the improvement in the spread for the Personal Banking, Commercial Banking and Corporate Banking sectors.

Other income amounted to $431 million as against $424 million for the first quarter of 2000, for an increase of 1.7%.

Operating expenses

Operating expenses for the first quarter of 2001 were $494 million compared to $492 million for the corresponding period of 2000, up only 0.4%. At $273 million, salaries and staff benefits were down $7 million mainly attributable to the variable remuneration paid by subsidiary National Bank Financial. Professional fees rose $8 million due to the outsourcing of information technology development. Operating expenses as a percentage of total revenues went from 65.6% in the first quarter of 2000 to 62.1% this quarter.

Loan losses and impaired loans

The provision for credit losses for the quarter was $59 million compared with $46 million for the first quarter of 2000. The provision represented one quarter of the estimated credit losses of $236 million for fiscal 2001.

Impaired loans as at January 31, 2001 stood at $54 million as against $44 million a year earlier. Impaired loans increased by $28 million for Commercial Banking in the United States and by $15 million for Personal Banking, while they declined by $25 million for Commercial Banking in Canada.

Assets

The Bank had total assets of $75.2 billion at the end of the first quarter of 2001 compared with $73.5 billion as at January 31, 2000. Residential mortgages declined by approximately $600 million because growth of some $700 million was more than offset by the securitization of $1.3 billion in mortgage loans. Moreover, the Bank securitized consumer loans amounting to $670 million and $50 million in credit card advances, which accounted for part of the decline in personal loans. The remainder of the decrease was attributable to the Bank's decision to eliminate certain less profitable products.

Savings

Total personal savings administered by the Bank stood at $63 billion as at January 31, 2001, up $4.7 billion in 12 months. National Bank Financial was responsible for $4 billion of this increase.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 8.8% and 12.1%, respectively, compared to 7.6% and 10.8% as at January 31, 2000. The improvement in the capital ratios was mainly attributable to the issuance of $300 million in subordinated debentures and the securitization of approximately $670 million in consumer loans.

Moreover, the Bank redeemed $20 million of subordinated debentures convertible into common shares for an aggregate consideration of $65 million. The difference between the amount paid and the book value, net of income taxes, was charged to retained earnings. These debentures were no longer included in regulatory capital.

Dividends

At its meeting on February 22, 2001, the Board of Directors declared regular dividends on the various classes and series of preferred shares, as well as a dividend of 21 cents per common share, payable on May 1, 2001 to shareholders of record on March 22, 2001.

Consolidated Statement of Income

(unaudited) (millions)	January 31 2001	Quarter ended October 31 2000	January 31 2000
Interest income and dividends			
Loans	**$ 775**	$763	$715
Securities	**159**	137	178
Deposits with financial institutions	**83**	72	44
	1,017	972	937
Interest expense			
Deposits	**617**	603	574
Subordinated debentures	**25**	33	26
Other	**23**	30	24
	665	666	624
Net interest income	**352**	306	313
Other income			
Capital market fees	**121**	135	130
Deposit and payment service charges	**39**	40	37
Trading activities and gains on investment account securities, net	**62**	94	72
Card service revenues	**44**	45	40
Lending fees	**48**	57	47
Acceptances, letters of credit and guarantee	**17**	16	15
Foreign exchange revenues	**17**	14	13
Trust services and mutual funds	**24**	22	21
Other	**50**	41	44
	422	464	419
Total revenues	**774**	770	732
Provision for credit losses	**59**	46	46
	715	724	686
Operating expenses			
Salaries and staff benefits	**273**	285	280
Premises	**47**	46	43
Computers and equipment	**57**	65	58
Communications	**18**	19	17
Other	**99**	92	94
	494	507	492
Income before income taxes, non-controlling interest and goodwill charges	**221**	217	194
Income taxes	**71**	73	66
	150	144	128
Non-controlling interest	**7**	6	6
Income before goodwill charges	**143**	138	122
Goodwill charges	**5**	6	5
Net income	**$ 138**	$132	$117
Dividends on preferred shares	**$ 9**	$ 9	$ 6
Dividends on common shares	**$ 36**	$ 36	$ 34
Number of common shares (in thousands)			
Average	**189,578**	189,444	188,925
End of period	**189,607**	189,474	189,049

Condensed Consolidated Balance Sheet

(unaudited) (millions)	January 31 **2001**	October 31 2000	January 31 2000
Assets			
Cash resources	**$ 5,906**	$ 5,655	$ 4,209
Securities	**16,492**	16,835	20,635
Loans			
Residential mortgage	**11,563**	11,593	12,147
Personal and credit card	**6,223**	7,037	7,576
Business and government	**22,270**	22,712	20,850
Securities purchased under reverse repurchase agreements	**5,222**	5,397	2,251
	45,278	46,739	42,824
Customers' liability under acceptances	**3,952**	3,640	3,219
Other assets	**3,618**	2,958	2,613
	$75,246	$75,827	$73,500
Liabilities and shareholders' equity			
Deposits			
Personal	**$21,201**	$20,811	$21,598
Business and government	**23,247**	23,855	22,772
Deposit-taking institutions	**6,018**	5,807	7,182
	50,466	50,473	51,552
Acceptances	**3,952**	3,640	3,219
Obligations related to securities sold short	**5,019**	4,903	5,318
Obligations related to securities sold under repurchase agreements	**4,734**	6,317	4,754
Other liabilities	**5,619**	5,305	3,894
Subordinated debentures	**1,633**	1,361	1,388
Shareholders' equity	**3,823**	3,828	3,375
	$75,246	$75,827	$73,500

Income per Common Share Before Goodwill Charges
(dollars)



0.8
0.6
0.4
0.2
0.0
1st Q 2000
2nd Q
3rd Q
4th Q
1st Q 2001

	1st Q 2000	2nd Q	3rd Q	4th Q	**1st Q 2001**
■ Income per common share before goodwill charges	0.62	0.69	0.67	0.68	**0.71**
▨ Dividend per share	0.18	0.19	0.19	0.19	**0.19**

Return on Common Shareholders' Equity Before Goodwill Charges
(percentage)



18
17
16
15
14
1st Q 2000
2nd Q
3rd Q
4th Q
1st Q 2001

	1st Q 2000	2nd Q	3rd Q	4th Q	**1st Q 2001**
■	15.3	17.2	15.8	15.8	**16.1**

Condensed Consolidated Statement of Cash Flows

(unaudited) (millions)	Quarter ended January 31 2001	2000
Cash flows from operating activities	$ 160	$(2,911)
Cash flows from financing activities	(1,337)	3,355
Cash flows from investing activities	1,428	204
Net increase (decrease) in cash and cash equivalents	251	648
Cash and cash equivalents at beginning of year	5,655	3,561
Cash and cash equivalents at end of year	$ 5,906	$ 4,209
Cash and cash equivalents		
Cash and deposits with Bank of Canada	$ 202	$ 197
Deposits with financial institutions	5,491	3,921
Cheques and other items in transit	213	91
Total	$ 5,906	$ 4,209

Condensed Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions)	Quarter ended January 31 2001	2000
Previous balance	$ 3,828	$ 3,301
Prior period adjustments (Note 3)	(68)	-
Adjusted balance	$ 3,760	$ 3,301
Issuance of common shares	3	4
Net income	138	117
Dividends	(45)	(40)
Loss on redemption of subordinated debenture, net of income taxes	(28)	-
Share issuance expenses, net of income taxes	(1)	-
Unrealized foreign exchange losses, net of income taxes	(4)	(7)
Closing balance	$ 3,823	$ 3,375
Shareholders' equity		
Preferred shares	$ 492	$ 317
Common shares	1,655	1,645
Retained earnings	1,676	1,413
Closing balance	$ 3,823	$ 3,375

Segment Disclosures

Quarter ended January 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Net interest income	**240**	219	**96**	90	**45**	14	**(17)**	2	**364**	325
Other income	**235**	231	**40**	39	**129**	124	**27**	30	**431**	424
Total revenues	**475**	450	**136**	129	**174**	138	**10**	32	**795**	749
Operating expenses	**340**	327	**52**	49	**87**	85	**15**	31	**494**	492
Contribution	**135**	123	**84**	80	**87**	53	**(5)**	1	**301**	257
Provision for credit losses	**28**	23	**19**	17	**10**	4	**2**	2	**59**	46
Income before income taxes, non-controlling interest and goodwill charges	**107**	100	**65**	63	**77**	49	**(7)**	(1)	**242**	211
Income taxes	**41**	38	**25**	25	**29**	20	**(3)**	–	**92**	83
Non-controlling interest	**–**	–	**–**	–	**1**	–	**6**	6	**7**	6
Income before goodwill charges	**66**	62	**40**	38	**47**	29	**(10)**	(7)	**143**	122
Average assets	**26,873**	26,190	**14,726**	14,583	**36,439**	37,136	**(4,597)**	(4,530)	**73,441**	73,379

Comparative figures for 2000 have been reclassified to conform to the presentation adopted in the first quarter of 2001.

Notes to the Financial Statements

1. General Allowance for Credit Risk

The unaudited interim consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles (GAAP), other than the accounting for the general allowance for credit risk which is in accordance with the accounting requirement of the Superintendent of Financial Institutions Canada (the "Superintendent").

The Bank increased its general allowance for credit risk as at October 31, 1998. In accordance with the guidance provided by the Superintendent, this one-time adjustment was applied to retained earnings. The adjustment does not comply with Canadian GAAP. Had the Bank followed Canadian GAAP, loans would have increased by $300 million, future income tax assets included in "Other assets" would have declined by $117 million and retained earnings would have risen by $183 million.

The adjustment had no impact on the unaudited Consolidated Statement of Income or on the unaudited Condensed Consolidated Statement of Cash Flows. In the Condensed Consolidated Statement of Changes in Shareholders' Equity, the closing balance of shareholders' equity would have increased by $183 million.

In addition, this adjustment reduced the book value of common shares as at January 31, 2001 by $0.96 and increased the return on common shareholders' equity by 0.84%.

2. Accounting Policies

The unaudited interim consolidated financial statements of the Bank, as at January 31, 2001, were prepared in accordance with Canadian generally accepted accounting principles, other than the accounting for the general allowance for credit risk which is in accordance with the accounting requirement of the Superintendent, and in accordance with the calculation methods adopted in the Bank's most recent annual report for the year ended October 31, 2000, with the exception of the new standards described in Note 3.

3. Prior Period Adjustments

The Canadian Institute of Chartered Accountants (CICA) issued new standards governing the accounting for employee future benefits. Adoption of these standards by the Bank, effective November 1, 2000, entails the recognition or accounting of all the costs of post-retirement benefits other than pensions over the working lives of employees. These standards also require a change in the present value rate used to value obligations and current service costs from an estimated long-term rate to a market-based interest rate. The cumulative result of adopting these new standards is an increase of $110 million in "Other liabilities", and an after-tax expense of $68 million, charged to retained earnings. The pension cost and the cost of post-retirement benefits other than pensions were $9.6 million for the first quarter of 2001 compared to $1.6 million for the corresponding quarter of 2000.

The CICA also issued new standards related to the accounting for income taxes. These new standards, adopted by the Bank on the same date, require the use of the asset/liability method of tax allocation in which future income taxes represent temporary differences between the tax basis of assets and liabilities and their carrying values for accounting purposes. Moreover, this method requires that all future income tax assets and liabilities be re-evaluated at the tax rate that is expected to apply when the temporary differences reverse. Adopting this change of accounting policy did not have a material impact on the consolidated financial results of the Bank.

These new standards were applied retroactively with no prior period adjustments.

4. Capital Stock
(millions of dollars)

Issued and fully paid as at February 16, 2001		
First preferred shares		
3,680,000	shares, Series 10	$ 92
4,000,000	shares, Series 11	100
5,000,000	shares, Series 12	125
7,000,000	shares, Series 13	175
		492
189,679,762	common shares	1,655
		$2,147
3,154,075	stock options outstanding	N/A

Economic Commentary

Economic slowdown or full-fledged recession?

After 10 years of vigorous growth, economic activity in the United States slowed sharply at the end of 2000. The situation became so worrying that, as early as January 2001, the U.S. Federal Reserve decided to intervene quickly and aggressively in order to ease monetary conditions and attempt to boost both consumer and business confidence.

Economic growth elsewhere in the world also lost some steam, but to a much lesser degree. The outlook in the euro zone remains positive even though the expansion has stalled over the last few months. Most Pacific Rim countries in Asia continue to grow at a satisfactory clip, although the regional outlook is threatened by the slowing of U.S. demand in conjunction with the sluggish Japanese economy. Lastly, Latin America seemed set to maintain last year's solid pace of growth, although once again, the U.S. downturn will have a negative impact on its economies.

While 2000 was a year of extraordinary growth worldwide, 2001 is expected to be much less bountiful. However, this does not mean that we should fear the worst.

There is a good chance that the U.S. economy will avoid sinking into recession as its main engine of growth, i.e. consumers, will keep the economy afloat. In fact, households continue to be in good financial shape despite last year's stock market correction, which did not erode any of the wealth accumulated over the last few years. According to the latest data, the net assets of U.S. households have risen by over 75% since 1995 and have even continued to grow with the steady rise in real estate values. In other words, U.S. households have not stopped increasing their wealth; they are simply doing so at a more moderate pace.

The debt situation is not as alarming as some analysts may claim. In the third quarter of 2000, household debt represented 17.5% of net assets, or less than the average recorded for the last 10 years. Moreover, the higher levels of debt in the United States since 1995 are mostly attributable to mortgage loans, which are a form of savings rather than consumer spending. In short, consumers are still well-positioned to stimulate growth in 2001, especially if the Federal Reserve remains accommodating and taxes are eased.

Canada will not escape the effects of a U.S. economic slowdown, due to the close trade relationship between the two countries. Even before the initial signs of a downturn, the Bank of Canada had taken preventive measures by cutting its trendsetting rate by 25 basis points in January. This time around, the Canadian economy is much better equipped to weather a decline in U.S. demand than it was 10 years ago. Domestic demand is strong and the extraordinary gains in employment (1.5 million jobs in four years) have driven up real income, while the announced tax cuts will only bring grist to the mill. The Canadian economy might very well outpace its U.S. counterpart this year.

Economic cycles in Europe and North America rarely coincide and this year will be no exception. Even though Europe will clearly feel the impact of the U.S. slowdown, the renewed strength of domestic demand, especially in France, will largely offset any negative effects.

The probability of the U.S. economy sinking into recession – defined as two consecutive quarters of negative growth – and dragging the rest of the world down with it is very low. Nevertheless, the economy has slowed considerably and the consequences will be felt worldwide. The strength of U.S. economic fundamentals, however, gives us reason to remain optimistic. Elsewhere in the world, especially in Canada and Europe, major structural improvements (low inflation, deregulation, reduction of public deficits, tax cuts, etc.) augur well for sustained growth over the next few years. It would therefore be ill-advised to give in to pessimism and apply the turbulence of the stock market to the real economy.

Bank News

For the 12th consecutive year, National Bank of Canada is offering its Bursary and Summer Employment Program for university and CEGEP students with physical or sensory disabilities to help them pursue their education and gain work experience in a field related to their studies. This year, for the first time since the Program was launched, students will be able to submit their applications via the National Bank's website (www.nbc.ca/careersandprofessions).

On December 1, 2000, National Bank of Canada announced the national winners of its *SMEs of the National Bank* recognition program:

- In the "Small Business" category, the winner was Epsilon inc. of St-André-Avellin, in the Outaouais region. Epsilon inc. designs and manufactures its own line of women's winter coats.
- In the "SME" category, the award went to Hemera Technologies Inc., an information technology company based in Hull, which revolutionized the computer graphics market in 1997 by launching a tool for designers that simplifies the use of images.
- *Ferme Gérard et Marie Charbonneau* ranked first in the "Agricultural SME" category. The farm, located in Saint-Charles in the Chaudière-Appalaches/North Shore region, is involved in both swine and poultry production. It raises some 250 sows and 2,200 feeder pigs, and produces 247,000 chickens annually.

The *SMEs of the National Bank* program, along with its new partner Air France, granted a "Special Export Award" to Microslate Inc., a company located in Brossard on Montreal's South Shore, for distinguishing itself in foreign markets.

Since January 1, when the new federal standard regarding parental leave took effect, there has been considerable discussion about its impact on work organization methods in Canadian companies, especially with regard to the mechanisms used to reconcile work with the numerous family obligations faced by new parents. National Bank of Canada therefore considered it appropriate to present the main points of its policies in this regard in order to contribute in a positive manner to the debate on the issue of family responsibilities that concerns not only employers but also society as a whole.

The National Bank is proud of its on-going commitment to its employees, which it again demonstrated when it officially opened its third workplace daycare. This now brings the total number of children enrolled in its three facilities to 175. André Bérard, Chairman of the Board and Chief Executive Officer of National Bank of Canada, and Nicole Léger, the Quebec government's Minister responsible for families and children, attended the party organized to mark the occasion on Saturday, January 20.

General Information

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact Elaine Carr, Director – Investor Relations, by telephone at (514) 394-0296 or by fax at (514) 394-6196.

For more information about the Bank and its publications, you can visit the Bank's web site at **www.nbc.ca**

NATIONAL
BANK
OF CANADA



www.nbc.ca

Information of Special Interest to Shareholders and Investors

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, General Trust of Canada, at 1-800-341-1419 or (514) 871-7171.

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, General Trust of Canada, at 1-800-341-1419 or (514) 871-7171.

Printed on recycled paper

For immediate release

National Bank of Canada announces buyback of 5 per cent of its common shares

Montreal, January 15, 2003 - National Bank of Canada today announced its intention to make a normal course issuer bid to buy back up to 5 per cent of its issued and outstanding common shares. The notice of intention has been filed with, and approved by, the Toronto Stock Exchange.

The notice provides that the Bank may, during a maximum period of 12 months commencing January 20, 2003 and ending January 19, 2004, purchase on the Toronto Stock Exchange up to 9,100,000 common shares in total. The Bank will pay the market price for the shares at the time of acquisition. The actual number of common shares which may be purchased, and the timing of any such purchases, will be determined by the Bank.

There were 183,463,975 common shares of the Bank issued and outstanding as at January 6, 2003. During the last 12 months, the Bank has purchased and cancelled 9,500,000 of its common shares under its previous normal course issuer bid.

The normal course issuer bid represents a proper use of the Bank's surplus funds and is being established to enhance shareholder value.

About National Bank of Canada

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of about $75 billion and, together with its subsidiaries, employs over 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30 -

Information *(the following telephone number and e-mail address are intended solely for the use of journalists and other media representatives)*:

Denis Dubé
Director of Public Relations
National Bank of Canada
Tel.: (514) 394-8644
E-mail: denis.dube@bnc.ca

National Bank Financial disagrees with OSC Staff submission in YBM proceedings

03 SEP 29 ... 7:21

Montreal, 16 Octobre 2002 -

The National Post reported today that OSC Staff, in its written submissions to the Commission Hearing Panel in the YBM proceedings, is seeking sanctions against all of the Respondents, which includes National Bank Financial. The Post has reported that OSC Staff are asking that «National Bank Financial should not be allowed to participate in the underwriting of any public financing for six months to a year».

National Bank Financial strongly disagrees with this submission and will address it in its own written submissions to the Panel. It is unfortunate that Staff's submissions have become public before the Panel has had a chance to receive the submissions of all of the parties to the proceedings.

National Bank Financial believes it would be inappropriate to comment further on any other aspect of the proceedings. It is confident that, after having heard the submissions of all of the parties to the proceedings, the Panel will render a fair and considered decision in this matter.

The matters in relation to YBM are historical in nature. They occurred about five years ago at First Marathon. In 1999, First Marathon was acquired by National Bank and merged with Lévesque Beaubien Geoffrion to form National Bank Financial, under a new management team.

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of over $75 billion and, together with its subsidiaries, employs over 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange.

-30 -

Information (*the following telephone number and e-mail address are intended solely for the use of journalists and other media representatives*):

National Bank of Canada
Denis Dubé
Director of Public Relations
Tel.: (514) 394-8644
E-mail: denis.dube@bnc.ca

For immediate release

National Bank of Canada announces buyback of 5 per cent of its common shares

Montreal, January 15, 2003 - National Bank of Canada today announced its intention to make a normal course issuer bid to buy back up to 5 per cent of its issued and outstanding common shares. The notice of intention has been filed with, and approved by, the Toronto Stock Exchange.

The notice provides that the Bank may, during a maximum period of 12 months commencing January 20, 2003 and ending January 19, 2004, purchase on the Toronto Stock Exchange up to 9,100,000 common shares in total. The Bank will pay the market price for the shares at the time of acquisition. The actual number of common shares which may be purchased, and the timing of any such purchases, will be determined by the Bank.

There were 183,463,975 common shares of the Bank issued and outstanding as at January 6, 2003. During the last 12 months, the Bank has purchased and cancelled 9,500,000 of its common shares under its previous normal course issuer bid.

The normal course issuer bid represents a proper use of the Bank's surplus funds and is being established to enhance shareholder value.

About National Bank of Canada

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of about $75 billion and, together with its subsidiaries, employs over 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30 -

Information *(the following telephone number and e-mail address are intended solely for the use of journalists and other media representatives)*:

Denis Dubé
Director of Public Relations
National Bank of Canada
Tel.: (514) 394-8644
E-mail: denis.dube@bnc.ca

Immediate release

National Bank of Canada announces new preferred share issue

Montreal, January 14, 2003 - National Bank of Canada today announced a domestic public offering of $150 million of Non-Cumulative Fixed Rate First Preferred Shares Series 15 (the "Preferred Shares"). The offering may be increased to $200 million prior to the closing date.

The Bank will issue 6 million Preferred Shares priced at $25 per share and holders will be entitled to receive non-cumulative preferential quarterly dividends in the amount of $0.365625 per share, to yield 5.85 per cent annually. The Bank has also granted an option to the underwriters of the offering to purchase up to an additional $50 million of Preferred Shares on the same terms, exercisable prior to the closing date of the offering.

Subject to regulatory approval, on or after May 15, 2008 the Bank may redeem the Preferred Shares in whole or in part at a declining premium. The offering will be underwritten by a syndicate led by National Bank Financial Inc. The expected closing date is January 31, 2003.

The net proceeds of this offering will be used for general business purposes and will enlarge the Bank's Tier 1 capital base.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release will not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About National Bank of Canada

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of about $75 billion and, together with its subsidiaries, employs over 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30 -

Information *(the following telephone number and e-mail address are intended solely for the use of journalists and other media representatives)*:

Denis Dubé
Director of Public Relations
National Bank of Canada
Tel.: (514) 394-8644
E-mail: denis.dube@bnc.ca

NATIONAL BANK OF CANADA

03 SEP 29 7:21

For immediate release

Press Release

The National Bank announces its results for the fourth quarter and fiscal 2002

- ***Strong income growth in Personal Banking and Wealth Management and in Commercial Banking***
- ***Excellent credit quality***
- ***Dividend increase of 8%***

	For the quarter ended October 31		
	2002	2001	%
Income before goodwill charges			
Personal Banking and Wealth Management	55	51	+8
Commercial Banking	31	28	+11
Financial Markets, Treasury and Investment Banking	48	54	-11
Other	1	14	
Reported	135	147	-8
Adjustments, after income taxes			
Gain on sale of operations	–	(47)	
Decrease in value of investments	1	–	
Write-off of fixed assets	6	–	
Discontinued operations	4	16	
Adjusted income	**146**	**116**	**+26**
Earnings per share before goodwill charges			
Reported	$ 0.71	$ 0.73	
After adjustments	$ 0.77	$ 0.56	
Return on common shareholders' equity			
Reported	14.5%	15.4%	
After adjustments	15.7%	11.9%	

See "Reconciliation of reported net income to adjusted net income" in appendix.

MONTREAL, December 5, 2002 – National Bank of Canada declared income before goodwill charges of $135 million or 71 cents per share for the fourth quarter ended October 31, 2002, compared to $147 million or 73 cents per share for the corresponding quarter of 2001. In the fourth quarter of 2001, the Bank sold its merchant payment solutions, thereby generating a gain (taxable equivalent basis) of $76 million ($47 million after income taxes). Excluding this item, as well as discontinued opera-

Public Relations Department
National Bank of Canada
600, rue de La Gauchetière Ouest
8th Floor
Montreal, Quebec H3B 4L2

tions in each quarter of 2001 and 2002 and certain other adjustments described in the above table of fourth quarter results, income totalled $146 million in the fourth quarter of 2002, up 26% from the corresponding quarter of 2001.

Return on common shareholders' equity, once adjusted, rose to 15.7% in the fourth quarter of 2002 versus 11.9% for the same period last year.

This increase in adjusted quarterly income was attributable to the $45 million decrease in the provision for credit losses ($28 million after income taxes) as well as the higher adjusted income(1) in Personal Banking and Wealth Management (+22%) and Commercial Banking (+11%).

Moreover, the Board of Directors of the Bank approved an increase in dividends of 8%, or 2 cents per share, thereby raising the quarterly dividend to 26 cents per share.

Fiscal 2002

For fiscal 2002, income before goodwill charges amounted to $429 million or $2.18 per share compared to $582 million or $2.88 per share in 2001. Taking into account the one-time adjustments described below, adjusted income stood at $555 million in 2002, or 96% of adjusted income in 2001. Adjusted earnings per share of $2.86 in 2002 are comparable to the adjusted earnings per share of $2.87 in 2001. Taking the adjustments into account, return on common shareholders' equity was 14.7% in 2002 as against 15.9% in 2001.

	2002	2001	%
Reported income before goodwill charges	**429**	**582**	**-26**
Adjustments, after income taxes			
Gain on sale of operations	–	(47)	
Decrease in value of investments	113	–	
Write-off of fixed assets	6	–	
Revised estimate of allowance	118	–	
Discontinued operations	(111)	45	
Adjusted income	**555**	**580**	**-4**
Earnings per share before goodwill charges			
Reported	$ 2.18	$2.88	
After adjustments	$2.86	$2.87	
Return on common shareholders' equity			
Reported	11.3%	16.0%	
After adjustments	14.7%	15.9%	

See "Reconciliation of reported net income to adjusted net income" in appendix.

In addition, the total return to shareholders was 25% in fiscal 2002 while the S&P/TSX index for banks and trusts rose only 4% for the same period.

As at October 31, 2002, the quality of credit was still excellent as demonstrated by the level of the allowance for credit losses which exceeded gross impaired loans by $159 million compared to a $124 million surplus in the allowance for credit losses as at July 31, 2002 and a net balance of impaired loans of $91 million a year earlier.

(1) Adjusted income for Personal Banking and Wealth Management excludes the decline in the value of investments and the write-off of fixed assets totalling $7 million, after income taxes.

Réal Raymond, President and Chief Executive Officer, stated that the Bank's performance was satisfactory in light of the difficult economic environment. In fact, while results for fiscal 2002 fell short of expectations, they nevertheless compared favourably with those of the banking industry. According to Mr. Raymond, "The relevance of the strategies pursued by the Bank to achieve its business plan is confirmed by these generally satisfactory results. In the past year, we adopted concrete measures to respect our commitment of focusing on high-potential markets in addition to substantially improving the quality of our lending portfolio."

Business Development

In the fourth quarter, the Bank took specific action to continue its expansion and strengthen its position in certain strategic markets.

The Bank recently signed an important agreement with Investors Group, Great-West Life and London Life for the distribution of its banking products and services. These three firms, all industry leaders in their respective markets, serve a total of 3.2 million clients through more than 7,000 advisors across the country. Mr. Raymond pointed out that this partnership "gives us access to the largest network of financial advisors in Canada and supports our plans to broaden our reach geographically."

In the Wealth Management sub-segment, the Bank continued to ensure the smooth integration of mutual fund manager and distributor Altamira. Special teams were also formed to take advantage of all the business opportunities arising from this important transaction, which was finalized in August.

In a move to expand its product offering, the Bank launched the Strategic Yield Class fund, a new fund geared to businesses and wealthy individuals. This fund offers the security and liquidity of a short-term investment while generating income that receives advantageous tax treatment. In addition, the Bank has continued to support the development of small and medium-sized businesses by offering them two new business solutions: the Foreign Currency product that allows exchange rates to be reserved online, and software co-developed with Opendesk, with which the Bank has signed a partnership agreement and which provides access to a host of leading-edge management applications.

Quarterly financial statements are available at all times on the National Bank of Canada website at **www.nbc.ca/investorrelations**.

Conference call on results for the fourth quarter and fiscal 2002

- A conference call for financial analysts will be held on **December 5, 2002 at 2 p.m. Eastern time.**
- Access by telephone: **1-800-273-9672 or (416) 695-5806**
- The conference call will be webcast live via Internet at **www.nbc.ca/investorrelations**
- The press release, supplementary financial information and a slide presentation will be available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call:

- A recording of the conference call can be heard until December 12, 2002 by calling 1-800-408-3053 or (416) 695-5800. The access code is 1307480.
- A recording of the webcast will also be available on the Internet after the call at **www.nbc.ca/investorrelations**.

Management's analysis of the financial condition and operating results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited interim consolidated financial statements for the fourth quarter and for the fiscal year ended October 31, 2002. Revenues are presented on a taxable equivalent basis, which means that they have been grossed up in order to bring tax-exempt income earned on certain securities in line with income earned on other financial instruments. An equivalent amount has been added to income taxes. In addition, for analysis purposes, an adjusted income is presented which excludes items that, in management's opinion, should not be taken into account when analyzing the Bank's performance. The adjusted income is not based on Canadian generally accepted accounting principles (GAAP) and may not be comparable to another company's adjusted income. A reconciliation of reported net income to adjusted net income is appended.

Strategic Objectives

At the beginning of the year, the National Bank set strategic objectives for itself for fiscal 2002. The results obtained include the impact of the provision for credit losses in the telecommunications sector taken in the second quarter, but exclude the impairment charge for an investment:

	Objectives	2002 Results
Growth in earnings per share		
Reported*	4% - 6%	-3%
Adjusted**		stable
Return on common shareholders' equity		
Reported*	15% - 17%	14.3%
Adjusted**		14.7%
Adjusted efficiency ratio**	61% en 2003	62.4%
Tier 1 capital ratio	7.75% - 8.75%	9.6%

* Excluding the impairment charge for an investment

** See Reconciliation of reported net income to adjusted net income in appendix

Operating Results

Income for the fourth quarter of 2002, before goodwill charges, totalled $135 million or 71 cents per share compared to $147 million or 73 cents per share for the corresponding quarter of 2001. Adjusted income for the fourth quarter of 2002 amounted to $146 million or 77 cents per share, up 26% from the $116 million or 56 cents per share for the same period in 2001.

For fiscal 2002, income before goodwill charges was $429 million or $2.18 per share as against $582 million or $2.88 per share in 2001. As presented in the appendix, income adjusted for one-time events in 2002 would be $555 million or $2.86 per share compared to an adjusted income of $580 million or $2.87 per share in 2001.

The 4% decline in adjusted income was mainly attributable to an increase in this year's provision for credit losses. The rise in loan losses was partially offset by the strong performance of Financial Markets, Treasury and Investment Banking while the other lines of business posted relatively stable results in 2002 compared to 2001. The smaller difference in adjusted earnings per share ($2.86 in 2002, $2.87 in 2001) was primarily due to the repurchase of 9.5 million common shares under the normal course issuer bid, which was completed in October.

The adjusted return on common shareholders' equity went from 15.9% in 2001 to 14.7% in 2002 as a result of the decrease in income on the one hand and the increase in average common shareholders' equity on the other.

Results by Segment

The revenues of each line of business are presented on a taxable equivalent basis. In addition, the provision for credit losses of each operating segment is based on expected losses which are calculated using statistical analyses. The difference between expected losses and actual losses is charged to the "Other" heading.

Personal Banking and Wealth Management

Personal Banking and Wealth Management posted earnings of $55 million for the fourth quarter of 2002, up 8% from $51 million for the corresponding period in 2001. During the quarter, a $2 million impairment charge was recorded for the mutual funds held by the Bank. In addition, deferred charges and fixed assets totalling $9 million were written off for e-commerce activities. Excluding these charges, earnings for the sector would have been $62 million, for an increase of 22%.

Earnings for the Personal Banking sub-segment, excluding the write-off of deferred charges and fixed assets, rose 16% to $51 million in the fourth quarter of 2002 compared to $44 million in the corresponding quarter of 2001. Insurance activities generated almost half of the growth, with Card Services and branch banking operations responsible for the remainder.

During the fourth quarter, earnings for the Wealth Management sub-segment grew by 50% over the corresponding period of 2001 to reach $11 million (excluding the decline in the value of mutual funds). The addition of Altamira since the middle of August and earnings from trust activities accounted for most of the increase, while the contribution of Individual Investor Services at National Bank Financial was more modest during the fourth quarter because of lower transaction volumes.

For fiscal 2002, Personal Banking and Wealth Management posted total earnings of $246 million as against $244 million in 2001. Excluding the adjustments in the last quarter of 2002, the sector's earnings totalled $253 million, up 4% over the previous fiscal year. The 10% growth in personal banking operations (excluding the write-off of certain assets) was partially offset by the underperformance of Wealth Management which was primarily caused by the decline in income from brokerage activities.

Revenues for Personal Banking and Wealth Management were $494 million for the fourth quarter of 2002 compared to $474 million for the corresponding period in 2001, for an increase of 4%. For fiscal 2002, revenues totalled $1,934 million as against $1,911 million in the previous year. The decline in revenues at Individual Investor Services of National Bank Financial was offset by an increase in revenues from insurance activities and the addition, during the fourth quarter, of $16 million in revenues from Altamira. The sector's operating expenses were $383 million for the fourth quarter of 2002 compared to $365 million for the same quarter of 2001. Operating expenses for the year went from $1,420 million in 2001 to $1,452 million in 2002. If the $9 million write-off of deferred charges and fixed assets in the fourth quarter is excluded, operating expenses for the year would have risen by less than 2%. The efficiency ratio, excluding non-recurring items, remained relatively stable at 74.5% as against 74.3% in 2001. Expected losses for fiscal 2002 totalled $97 million, or essentially the same as the $98 million recorded last year.

Commercial Banking

Commercial Banking posted fourth-quarter earnings of $31 million, for an 11% increase over the $28 million recorded for the corresponding period in 2001. The growth in earnings was attributable to the $6 million or 23% decline in expected loan losses, which reflected the decrease in volumes and the improvement in the quality of business loans. Operating expenses were $37 million for the fourth quarter of 2002, down $3 million or almost 8% compared to the same period in 2001. Revenues for the quarter declined approximately 5% to $106 million as against $111 million for the corresponding quarter of 2001, due to lower loan volumes resulting from weaker demand.

For fiscal 2002, earnings for Commercial Banking were $119 million, or relatively unchanged from 2001. Revenues totalled $425 million, down less than 2% chiefly attributable to net interest income which was affected by the $400 million decline in loan volumes and which was partially offset by a slightly wider spread. Operating expenses stood at $153 million, or almost the same level as in the previous year. Expected loan losses fell by 6% from $88 million in 2001 to $83 million this year.

Financial Markets, Treasury and Investment Banking

Financial Markets, Treasury and Investment Banking recorded fourth-quarter earnings of $48 million for an 11% decline from the $54 million posted in the corresponding quarter of 2001. Revenues for the quarter totalled $207 million, for an increase of $13 million or 7%, chiefly because of the additional $26 million in income from Putnam Lovell NBF, which was acquired in June. However, lower trading income was partially offset by income from asset and liability management. Operating expenses for the quarter were $124 million, up $28 million primarily owing to the inclusion of Putnam Lovell's expenses.

For fiscal 2002, Financial Markets, Treasury and Investment Banking turned in a strong performance, earning income of $250 million for a 23% year-over-year increase. At $861 million, revenues rose 17% particularly because of asset and liability matching operations and revenues from National Bank Financial's institutional operations, including Putnam Lovell. Operating expenses for the year were $431 million, for a $65 million increase over fiscal 2001. Close to 60% of this increase was attributable to operating expenses at Putnam Lovell. Expected loan losses for the segment remained stable at $31 million in 2002 versus $32 million in 2001.

Other

In addition to securitized operations, revenues from the "Other" heading included a gain of $76 million on the sale of merchant payment solutions in 2001, while in 2002 revenues were reduced by a $137 million write-down of an investment. The provision for credit losses for the "Other" heading included the difference between expected losses charged to operating segments and actual loan losses incurred. The $292 million difference in the provision for 2002 compared to 2001 arose primarily from the revision of the estimated allowance of $185 million recorded in the first quarter, the $120 million loss on a telecommunications sector loan and the $30 million reversal of the general allowance for credit risk. Discontinued operations showed a net gain of $111 million further to the sale of asset-based lending operations in the United States. In 2001, commercial operations in the United States had posted a loss of $45 million.

Revenues

Net interest income on a taxable equivalent basis totalled $368 million in the fourth quarter of 2002, up 8% over the $340 million recorded in the corresponding quarter of 2001. For fiscal 2002, net interest income rose $84 million or 6% to $1,473 million. The increase in net interest income was chiefly attributable to asset and liability matching and, to a lesser extent, the spread on credit card advances owing to the decline in financing costs. However, narrower spreads on transaction deposits, as a result of lower rates, were offset by higher deposit volumes and wider spreads on loans to individuals and small businesses.

Other income for the quarter amounted to $447 million as against $535 million in the fourth quarter of 2001, when the Bank realized a $76 million gain on the sale of its merchant payment solutions. Excluding the gain in 2001 and the impairment charge on investments in the fourth quarter of 2002, the $10 million drop in other income was attributable to the slowdown in trading activities, lower retail brokerage revenues and loss of income following the sale of merchant payment solutions. These declines were, however, reduced by the addition of income from Putnam Lovell and Altamira.

Other income for fiscal 2002 reached $1,641 million compared to $1,858 million in 2001. Not including special items (impairment charge on investments in 2002 and gain on the sale of operations in 2001), other income remained relatively stable at $1,780 versus $1,782 in 2001. Other income was up because of the acquisition of Putnam Lovell and Altamira, the rise in insurance income and the strong performance of institutional operations at National Bank Financial. However, these increases were completely offset by the sale of merchant payment solutions, the slowdown in retail brokerage activity and the decline in trading income.

Operating Expenses

Operating expenses for the fourth quarter of 2002 were $540 million as against $506 million in the corresponding quarter of 2001. Excluding the write-off of $9 million in deferred expenses and fixed assets, operating expenses would have risen by $25 million. The addition of $37 million in expenses for Altamira and Putnam Lovell was in part offset by efforts to cut costs.

For fiscal 2002, operating expenses represented $2,040 million compared to $1,989 million in 2001. Of the $51 million increase, $9 million was attributable to the write-off of deferred expenses and fixed assets, $38 million to the addition of Putnam Lovell and $10 million to the addition of Altamira.

Provision for Credit Losses and Impaired Loans

The provision for credit losses for the quarter was $53 million versus $98 million for the corresponding quarter a year earlier. For fiscal 2002, the provision for credit losses amounted to $490 million as against $205 million in 2001. The $185 million provision recorded to adjust the estimated allowance for impaired loans in the first quarter and the $120 million loss on a credit in the telecommunications sector accounted for most of the increase.

As at October 31, 2002, allowances for credit losses exceeded impaired loans by $159 million compared to $124 million as at July 31, for an improvement of $35 million. During the quarter, gross impaired loan formation amounted to only $17 million (net of recoveries). At the end of fiscal 2001, net impaired loans stood at $91 million.

The ratio of gross impaired loans to total tangible capital and allowances remained excellent at 14.1% as at October 31, 2002 versus 15.7% as at July 31, 2002 and 22.5% as at October 31, 2001.

Balance Sheet

The Bank had total assets of $74.6 billion as at October 31, 2002 compared to $76 billion a year earlier. Loans and bankers' acceptances were down $2.5 billion primarily because of the sale of asset-based lending operations in the United States. Cash resources and securities rose by $3.1 billion while securities purchased under repurchase agreements declined by $1.7 billion. On the liabilities side, personal deposits stood at $22.6 billion for a year-over-year increase of 3.4%. The table below presents the changes in average volumes of the main loan and deposit headings. As shown in the table, the Bank increased its volume of loans with a generally lower risk.

Average volumes for October*
(millions of dollars)

	2002	2001	% Change
Loans and acceptances			
Residential mortgage	17,452	17,096	+ 2
Personal	4,335	4,120	+ 5
Credit card	1,383	1,253	+ 10
Small business	3,492	3,726	- 6
Commercial	8,808	8,966	- 2
Corporate	4,484	6,006	- 25
Real estate	462	464	-
	40,416	**41,631**	- 3
Deposits			
Personal transaction account	5,246	4,799	+ 9
Personal term	16,299	15,763	+ 3
Personal off-balance sheet savings (As at Oct. 31)	45,943	39,015	+ 18
Small business	3,222	2,979	+ 8
Commercial	3,161	2,883	+ 10
Corporate	1,265	1,281	- 1

* Including securitized assets

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.6% and 13.6% respectively as at October 31, 2002 compared to 10.2% and 14.2% as at July 31, 2002, and 9.6% and 13.1% as at October 31, 2001. In comparison to the previous quarter, the decline in the ratios was chiefly attributable to goodwill from the acquisition of Altamira.

The improvement in the ratios since October 31, 2001, which was due to the reduction in risk-weighted assets, particularly following the sale of U.S. asset-based lending operations, was offset by goodwill from the acquisition of Altamira.

Dividends

At its meeting on December 5, 2002, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 26 cents per common share, payable on February 1, 2003 to shareholders of record on December 26, 2002.

For more information:

Michel Labonté
Senior Vice-President
Finance and Technology
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters.

By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments.

Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

- 30 -

Highlights

(unaudited)	Quarter ended October 31 2002	2001	% change	Fiscal year ended October 31 2002	2001	% change
Operating results						
(millions of dollars)						
Total revenues (taxable equivalent basis)	**$ 815**	$ 875	(7)	**$3,114**	$3,247	(4)
Income before goodwill charges	**135**	147	(8)	**429**	582	(26)
Net income	**135**	142	(5)	**429**	563	(24)
Return on common shareholders' equity before goodwill charges	**14.5 %**	15.4 %		**11.3 %**	16.0 %	
Per common share						
Income before goodwill charges	**$ 0.71**	$ 0.73	(3)	**$ 2.18**	$ 2.88	(24)
Net income	**0.71**	0.71	–	**2.18**	2.78	(22)
Dividends declared	**0.24**	0.21	14	**0.93**	0.82	13
Book value				**19.72**	19.04	4
Stock trading range						
High	**32.50**	30.20		**34.93**	31.00	
Low	**27.00**	24.25		**24.70**	23.00	
Close	**29.39**	24.25		**29.39**	24.25	

Financial position (millions of dollars)	October 31 2002	October 31 2001	
Total assets	**$74,611**	$75,966	(2)
Loans and acceptances	**43,800**	47,985	(9)
Deposits	**51,690**	51,436	1
Subordinated debentures and shareholders' equity	**5,493**	5,763	(5)
Capital ratios - BIS			
Tier 1	**9.6 %**	9.6 %	
Total	**13.6 %**	13.1 %	
Impaired loans, net (Note 6)	**(159)**	91	
Impaired loans, net as a % of net loans and acceptances	**(0.4) %**	0.2 %	
Assets under administration/management	**140,737**	124,413	
Total personal savings	**68,550**	60,872	
Interest coverage	**7.39**	8.74	
Asset coverage	**3.02**	3.55	
Other information			
Number of employees	**17,285**	17,070	1
Number of branches in Canada	**530**	546	(3)
Number of banking machines	**823**	834	(1)

Consolidated Statement of Income

(taxable equivalent basis)

(unaudited) (millions of dollars except per share amounts)	Quarter ended October 31 2002	Quarter ended July 31 2002	Quarter ended October 31 2001	Fiscal year ended October 31 2002	Fiscal year ended October 31 2001
Interest income and dividends					
Loans	**475**	475	573	**1,906**	2,493
Securities	**137**	127	123	**540**	650
Deposits with financial institutions	**37**	40	63	**174**	289
	649	642	759	**2,620**	3,432
Interest expense					
Deposits	**233**	240	382	**979**	1,851
Subordinated debentures	**27**	28	28	**110**	109
Other	**21**	16	9	**58**	83
	281	284	419	**1,147**	2,043
Net interest income	**368**	358	340	**1,473**	1,389
Other income					
Capital market fees	**134**	127	112	**539**	493
Deposit and payment service charges	**43**	43	41	**170**	160
Trading activities and gains (losses) on investment account securities, net	**15**	(83)	92	**25**	298
Card service revenues	**13**	16	19	**53**	86
Lending fees	**45**	45	44	**181**	175
Acceptances, letters of credit and guarantee	**15**	17	17	**63**	65
Securitization revenues (Note 9)	**67**	42	54	**204**	157
Foreign exchange revenues	**17**	18	15	**67**	61
Trust services and mutual funds	**40**	25	24	**111**	96
Other	**58**	59	117	**228**	267
	447	309	535	**1,641**	1,858
Total revenues	**815**	667	875	**3,114**	3,247
Provision for credit losses					
Related to regular operations	**53**	62	98	**305**	205
Related to a revision of the estimated allowance (Note 3)	**–**	–	–	**185**	–
	53	62	98	**490**	205
Operating expenses					
Salaries and staff benefits	**300**	279	269	**1,147**	1,064
Occupancy and amortization	**55**	47	41	**191**	173
Computers and equipment	**68**	56	55	**239**	235
Communications	**20**	21	15	**77**	69
Professional fees	**52**	41	61	**165**	167
Other	**45**	64	65	**221**	281
	540	508	506	**2,040**	1,989
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**222**	97	271	**584**	1,053
Income tax charge	**76**	60	100	**236**	398
	146	37	171	**348**	655
Non-controlling interest	**7**	8	8	**30**	28
Income before discontinued operations and goodwill charges	**139**	29	163	**318**	627
Discontinued operations (Note 4)	**(4)**	(3)	(16)	**111**	(45)
Income before goodwill charges	**135**	26	147	**429**	582
Goodwill charges (Note 5)	**–**	–	5	**–**	19
Net income	**135**	26	142	**429**	563
Dividends on preferred shares	**5**	4	8	**21**	35
Net income applicable to common shares	**130**	22	134	**408**	528
Number of common shares outstanding (thousands)					
Average - basic	**183,124**	184,134	190,311	**186,608**	189,928
Average - diluted	**184,168**	185,439	191,205	**187,727**	190,815
End of period				**182,596**	190,331
Income before discontinued operations and goodwill charges per common share					
Basic	**0.73**	0.13	0.81	**1.59**	3.11
Diluted	**0.73**	0.13	0.81	**1.59**	3.10
Income before goodwill charges per common share					
Basic	**0.71**	0.12	0.73	**2.18**	2.88
Diluted	**0.71**	0.11	0.72	**2.18**	2.86
Net income per common share					
Basic	**0.71**	0.12	0.71	**2.18**	2.78
Diluted	**0.71**	0.11	0.70	**2.18**	2.76
Dividend per common share	**0.24**	0.24	0.21	**0.93**	0.82

Reconciliation of Reported Net Income to Adjusted Net Income

Period ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	4th Quarter		Fiscal year	
	2002	2001	**2002**	2001
Reported				
Net interest income[1]	**368**	340	**1,473**	1,389
Other income[1]	**447**	535	**1,641**	1,858
Provision for credit losses	**53**	98	**490**	205
Operating expenses	**540**	506	**2,040**	1,989
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**222**	271	**584**	1,053
Income tax charge[1]	**76**	100	**236**	398
Non-controlling interest	**7**	8	**30**	28
Income before discontinued operations and goodwill charges	**139**	163	**318**	627
Discontinued operations	**(4)**	(16)	**111**	(45)
Income before goodwill charges	**135**	147	**429**	582
Goodwill charges	**–**	5	**–**	19
Net income	**135**	142	**429**	563
Earnings per share (before goodwill charges)	**0.71**	0.73	**2.18**	2.88
Return on common shareholders' equity	**14.5 %**	15.4 %	**11.3 %**	16.0%
Adjustments				
Other income				
Decline in value of investments[2]	**2**	–	**139**	–
Gain on sale of merchant payment solutions	**–**	(76)	**–**	(76)
	2	(76)	**139**	(76)
Provision for credit losses				
Revision of estimated allowance	**–**	–	**(185)**	–
Operating expenses				
Write-off of fixed assets[3]	**(9)**	–	**(9)**	–
Income tax charge	**4**	(29)	**96**	(29)
Discontinued operations	**4**	16	**(111)**	45

	4th Quarter		Fiscal year	
	2002	2001	**2002**	2001
Adjusted				
Net interest income[1]	**368**	340	**1,473**	1,389
Other income[1]	**449**	459	**1,780**	1,782
Provision for credit losses	**53**	98	**305**	205
Operating expenses	**531**	506	**2,031**	1,989
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**233**	195	**917**	977
Income tax charge[1]	**80**	71	**332**	369
Non-controlling interest	**7**	8	**30**	28
Income before discontinued operations and goodwill charges	**146**	116	**555**	580
Discontinued operations	**–**	–	**–**	–
Income before goodwill charges	**146**	116	**555**	580
Goodwill charges	**–**	5	**–**	19
Adjusted net income	**146**	111	**555**	561
Adjusted earnings per share (before goodwill charges)	**0.77**	0.56	**2.86**	2.87
Adjusted return on common shareholders' equity	**15.7%**	11.9 %	**14.7%**	15.9%

Adjusted income excludes items which, in the opinion of management, should not be taken into account in the analysis of the Bank's performance. Adjusted income is not defined according to GAAP and is not necessarily comparable to similar data used by another company.

Notes:
(1) Net interest income was grossed up by $7 million in 2002Q4 ($14 million in 2001Q4) and by $29 million in 2002 ($51 million in 2001). Other income was grossed up by $13 million in 2002Q4 ($50 million in 2001Q4) and by $57 million in 2002 ($69 million in 2001). These increases are intended to bring tax-exempt income earned on certain securities in line with income earned on other financial instruments. An equivalent amount was added to income taxes.
(2) Permanent impairment in the value of mutual funds and a corporate investment
(3) Write-off of deferred expenses and fixed assets of a subsidiary

Consolidated Balance Sheet

(unaudited)
(millions of dollars)

	October 31 2002	July 31 2002	October 31 2001
ASSETS			
Cash resources			
Cash and deposits with Bank of Canada	**245**	349	419
Deposits with financial institutions	**6,619**	6,542	5,413
	6,864	6,891	5,832
Securities			
Investment account	**6,712**	6,196	6,802
Trading account	**13,179**	11,923	10,992
Loan substitutes	**76**	78	78
	19,967	18,197	17,872
Loans			
Residential mortgage	**12,867**	12,497	11,875
Personal and credit card	**5,561**	5,725	5,866
Business and government	**20,680**	20,579	23,489
Securities purchased under reverse repurchase agreements	**2,366**	2,671	4,041
Allowance for credit losses	**(662)**	(764)	(879)
	40,812	40,708	44,392
Other			
Customers' liability under acceptances	**2,988**	2,773	3,593
Assets held for disposal (Note 4)	**313**	415	–
Premises and equipment	**255**	245	250
Goodwill	**661**	352	305
Intangible assets	**184**	13	12
Other assets	**2,567**	2,503	3,710
	6,968	6,301	7,870
	74,611	72,097	75,966
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**22,607**	22,456	21,857
Business and government	**22,582**	22,607	23,362
Deposit-taking institutions	**6,501**	6,227	6,217
	51,690	51,290	51,436
Other			
Acceptances	**2,988**	2,773	3,593
Obligations related to securities sold short	**5,542**	5,042	5,379
Obligations related to securities sold under repurchase agreements	**4,416**	3,582	4,407
Other liabilities	**3,996**	3,483	4,901
	16,942	14,880	18,280
Subordinated debentures	**1,592**	1,600	1,647
Non-controlling interest	**486**	493	487
Shareholders' equity			
Preferred shares	**300**	300	492
Common shares	**1,639**	1,637	1,668
Retained earnings	**1,962**	1,897	1,956
	3,901	3,834	4,116
	74,611	72,097	75,966

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)

(millions of dollars)

	Fiscal year ended October 31	
	2002	2001
Capital stock at beginning of period	**2,160**	2,145
Issuance of common shares	**53**	15
Repurchase of common shares for cancellation (Note 7)	**(82)**	–
Redemption of preferred shares, Series 10 and 11 for cancellation (Note 7)	**(192)**	–
Capital stock at end of period	**1,939**	2,160
Retained earnings at beginning of period	**1,956**	1,606
Net income	**429**	563
Dividends		
Preferred shares	**(21)**	(35)
Common shares	**(174)**	(156)
Income taxes related to dividends on preferred shares, Series 10, 11, 12 and 13	**(2)**	(2)
Premium paid on common shares repurchased for cancellation (Note 7)	**(224)**	–
Unrealized foreign exchange gains (losses), net of income taxes	**(2)**	8
Loss on redemption of subordinated debenture, net of income taxes		(28)
Retained earnings at end of period	**1,962**	1,956

Consolidated Statement of Cash Flows

(unaudited)

(millions of dollars)

	Quarter ended October 31		Fiscal year ended October 31	
	2002	2001	**2002**	2001
Cash flows from operating activities				
Net income	**135**	142	**429**	563
Adjustments for:				
Provision for credit losses excluding discontinued operations	**53**	98	**490**	205
Provision for credit losses attributed to discontinued operations	**–**	38	**(51)**	120
Amortization of premises and equipment	**18**	10	**58**	48
Goodwill charges excluding discontinued operations	**–**	5	**–**	19
Goodwill charges attributed to discontinued operations	**–**	1	**–**	2
Future income taxes	**(19)**	104	**(24)**	50
Adjustment upon foreign currency translation of subordinated debentures	**(8)**	20	**(10)**	23
Impairment charges	**2**	–	**139**	–
Gain on sale of investment account securities, net	**7**	(18)	**(41)**	(70)
Change in interest payable	**(10)**	(22)	**(153)**	(137)
Change in interest receivable	**(22)**	(1)	**(25)**	76
Income taxes payable	**68**	(129)	**164**	(140)
Change in unrealized losses (gains) and amounts payable on derivative contracts	**133**	44	**124**	98
Change in trading account securities	**(1,256)**	(375)	**(2,187)**	(544)
Change in other items	**(188)**	78	**(377)**	(1,267)
	(1,087)	(5)	**(1,464)**	(954)
Cash flows from financing activities				
Change in deposits	**400**	1,069	**254**	963
Issuance of subordinated debentures	**–**	–	**–**	300
Redemption and maturity of subordinated debentures	**–**	–	**(45)**	(82)
Issuance of common shares	**10**	2	**53**	15
Repurchase of common shares for cancellation	**(28)**	–	**(306)**	–
Redemption of preferred shares for cancellation	**–**	–	**(192)**	–
Dividends paid	**(50)**	(49)	**(195)**	(187)
Change in obligations related to securities sold short	**500**	239	**163**	476
Change in obligations related to securities sold under repurchase agreements	**834**	480	**9**	(1,910)
Change in other items	**–**	6	**(4)**	6
	1,666	1,747	**(263)**	(419)
Cash flows from investing activities				
Change in loans	**(491)**	(723)	**(1,129)**	(379)
Change in securitization of assets	**131**	425	**(258)**	1,045
Proceeds from the sale of asset-based loans	**–**	–	**2,540**	–
Purchases of investment account securities	**(6,329)**	(6,987)	**(21,335)**	(20,384)
Sales of investment account securities	**5,806**	6,350	**21,329**	19,961
Change in securities purchased under reverse repurchase agreements	**305**	(247)	**1,675**	1,356
Change in premises and equipment	**(28)**	(19)	**(63)**	(49)
	(606)	(1,201)	**2,759**	1,550
Increase (decrease) in cash and cash equivalents	**(27)**	541	**1,032**	177
Cash and cash equivalents at beginning of period	**6,891**	5,291	**5,832**	5,655
Cash and cash equivalents at end of period	**6,864**	5,832	**6,864**	5,832
Cash and cash equivalents				
Cash and deposits with Bank of Canada	**245**	419	**245**	419
Deposits with financial institutions	**6,619**	5,413	**6,619**	5,413
Total	**6,864**	5,832	**6,864**	5,832
Interest and dividends paid	**342**	523	**1,519**	2,564
Income taxes paid (recovered)	**15**	(10)	**101**	280

Segment Disclosure

Quarter ended October 31 (taxable equivalent basis) (unaudited) (millions of dollars)	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
Net interest income(1)	**258**	251	**69**	75	**83**	52	**(42)**	(38)	**368**	340
Other income(1)	**236**	223	**37**	36	**124**	142	**50**	134	**447**	535
Total revenues	**494**	474	**106**	111	**207**	194	**8**	96	**815**	875
Operating expenses	**383**	365	**37**	40	**124**	96	**(4)**	5	**540**	506
Contribution	**111**	109	**69**	71	**83**	98	**12**	91	**275**	369
Provision for credit losses(3)	**25**	27	**20**	26	**7**	10	**1**	35	**53**	98
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**86**	82	**49**	45	**76**	88	**11**	56	**222**	271
Income taxes(1)	**31**	31	**18**	17	**28**	33	**(1)**	19	**76**	100
Non-controlling interest	**–**	–	**–**	–	**–**	1	**7**	7	**7**	8
Income before discontinued operations and goodwill charges	**55**	51	**31**	28	**48**	54	**5**	30	**139**	163
Discontinued operations	**–**	–	**–**	–	**–**	–	**(4)**	(16)	**(4)**	(16)
Income before goodwill charges	**55**	51	**31**	28	**48**	54	**1**	14	**135**	147
Average assets	**28,201**	27,733	**10,768**	11,538	**35,026**	35,863	**(6,647)**	(6,823)	**67,348**	68,311

Fiscal year ended October 31 (taxable equivalent basis) (unaudited) (millions of dollars)	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
Net interest income(2)	**1,001**	977	**279**	288	**320**	229	**(127)**	(105)	**1,473**	1,389
Other income(2)	**933**	934	**146**	144	**541**	506	**21**	274	**1,641**	1,858
Total revenues	**1,934**	1,911	**425**	432	**861**	735	**(106)**	169	**3,114**	3,247
Operating expenses	**1,452**	1,420	**153**	152	**431**	366	**4**	51	**2,040**	1,989
Contribution	**482**	491	**272**	280	**430**	369	**(110)**	118	**1,074**	1,258
Provision for credit losses(3)	**97**	98	**83**	88	**31**	32	**279**	(13)	**490**	205
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**385**	393	**189**	192	**399**	337	**(389)**	131	**584**	1,053
Income taxes(2)	**139**	149	**70**	73	**146**	130	**(119)**	46	**236**	398
Non-controlling interest	**–**	–	**–**	–	**3**	3	**27**	25	**30**	28
Income before discontinued operations and goodwill charges	**246**	244	**119**	119	**250**	204	**(297)**	60	**318**	627
Discontinued operations	**–**	–	**–**	–	**–**	–	**111**	(45)	**111**	(45)
Income before goodwill charges	**246**	244	**119**	119	**250**	204	**(186)**	15	**429**	582
Average assets	**27,945**	27,451	**11,135**	11,550	**37,094**	36,448	**(6,882)**	(6,252)	**69,292**	69,197

Personal Banking and Wealth Management This segment comprises the branch network, intermediary services, full-service retail brokerage, discount brokerage, mutual funds, trust services, credit cards and insurance.

Commercial Banking This segment includes commercial banking services in Canada and real estate.

Financial Markets, Treasury and Investment Banking This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, corporate brokerage and portfolio management.

Other This heading comprises securitization operations, gains from the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Net interest income was grossed up by $7 million ($14 million in 2001) and other income by $13 million ($50 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.
(2) Net interest income was grossed up by $29 million ($51 million in 2001) and other income by $57 million ($69 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.
(3) Provisions for credit losses for the business segments are determined based on expected losses, which are established through statistical analyses.

Loans, Impaired Loans and Allowance for Credit Losses

(unaudited)
(millions of dollars)

Loans and Impaired Loans

	Gross amount	Impaired loans: Gross	Specific allowance	Net	General allowance	Country risk allowance	Net balance
October 31, 2002							
Residential mortgage loans	12,867	23	3	20	–	–	20
Personal and credit card loans	5,561	33	12	21	–	–	21
Business and government loans	20,680	447	220	227	–	22	205
Securities purchased under reverse repurchase agreements	2,366	–	–	–	–	–	–
	41,474	503	235	268	–	22	246
General allowance	–	–	–	–	405	–	(405)
	41,474	503	235	268	405	22	(159)
October 31, 2001							
Residential mortgage loans	11,875	46	6	40	–	–	40
Personal and credit card loans	5,866	129	21	108	–	–	108
Business and government loans	23,489	795	314	481	–	38	443
Securities purchased under reverse repurchase agreements	4,041	–	–	–	–	–	–
	45,271	970	341	629	–	38	591
General allowance	–	–	–	–	500	–	(500)
	45,271	970	341	629	500	38	91

Allowance for Credit Losses

For the year ended October 31

	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance	**2002**	2001
Allowance at beginning	341	306	194	55	**896**	965
Transfer of provision to assets held for disposal	(45)	–	–	–	**(45)**	–
Amounts related to discontinued operations	14	(65)	–	–	**(51)**	120
Provision for credit losses						
related to regular operations	335	55	(85)	–	**305**	205
related to a revision of the estimated allowance	185	–	–	–	**185**	–
Write-offs	(644)	–	–	(29)	**(673)**	(402)
Recoveries	49	–	–	–	**49**	8
Allowance at end	235	296	109	26	**666**	896
Portion related to loans	235	296	109	22	**662**	879
Portion related to securities	–	–	–	4	**4**	17

Notes to the Consolidated Financial Statements

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2001. Certain comparative figures have been reclassified to comply with the presentation adopted for fiscal 2002.

1. Significant Accounting Policies

The unaudited interim consolidated financial statements of the Bank, as at October 31, 2002, were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies adopted in the Bank's most recent annual report for the year ended October 31, 2001, with the exception of the new standard described in Note 5.

2. Recent Standards Pending Adoption

Stock-based compensation

In 2001, the CICA issued a new standard on stock-based compensation and other stock-based payments. This new standard brings Canadian GAAP more closely in line with U.S. GAAP and is applicable to fiscal years beginning on or after January 1, 2002. The Bank will adopt the new standard effective November 1, 2002. It establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It requires that stock appreciation rights and similar awards to be settled in cash are recorded at fair value by valuing, on an ongoing basis, the excess of the stock price over the exercise price of the option. The change in the fair value of these awards must be recognized in the Consolidated Statement of Income. The standard encourages, but does not require, the recognition in income of a compensation cost for stock options using a fair value-based method. The fair value of the stock options must be determined at the award date and the cost recognized in income over the vesting period. The Bank has chosen to record the stock options awarded as of November 1, 2002 at fair value. The standard contains special transitional provisions for recording stock appreciation rights outstanding at the date of adoption of the recommendations. The cumulative amount resulting from the adoption of this standard should be charged to the balance of retained earnings as at November 1, 2002, without restatement of prior years. The Bank has assessed the impact of the application of the standard and concluded that it would have no impact on the balance of retained earnings as at November 1, 2002. The impact of the adoption of this new standard on the 2003 financial statements has not yet been determined.

Hedging relationships

In 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships". This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. The provisions of the new Guideline apply to fiscal years beginning on or after July 1, 2003. The Bank intends to adopt this Guideline effective November 1, 2003. The impact of the adoption of this Guideline on the 2004 financial statements has not yet been determined.

3. Provision for Credit Losses Related to a Revision of the Estimated Allowance

During the first quarter of 2002, the Bank re-assessed the realizable value of its impaired loan portfolio, taking into account current economic conditions and its goal of accelerating the disposal of this portfolio. Following this re-assessment, the Bank adjusted the estimated allowance for these loans and recorded a provision of $185 million.

4. Discontinued Operations

On January 15, 2002, the Bank finalized the sale of its asset-based lending operations in the United States to PNC Financial Services Group. This transaction generated a gain of $79 million, net of restructuring costs, and net of income taxes of $62 million. Moreover, $41 million of the general allowance for credit risk, less income taxes of $24 million, was reversed under "Discontinued operations". Taking into account the results of these operations, the total contribution from discontinued operations was $111 million, less income taxes of $82 million.

The results for discontinued operations were as follows:

	2002	2001
Interest income	**52**	299
Interest expense	**24**	197
Net interest income	**28**	102
Other income	**167**	27
Total revenues	**195**	129
Operating expenses	**53**	79
Contribution	**142**	50
Provision for credit losses	**(51)**	120
Income (loss) before income taxes and goodwill charges	**193**	(70)
Income tax expense (benefit)	**82**	(27)
Income before goodwill charges	**111**	(43)
Goodwill charges	**–**	2
Net income (loss)	**111**	(45)

The remainder of the loans included in the agreement, representing $313 million as at October 31, 2002, is shown on the balance sheet under the heading "Assets held for disposal". They constitute the asset-based loans covered by an 18-month servicing agreement with PNC Financial Services Group.

5. Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets of the subsidiaries purchased. On November 1, 2001, the Bank adopted the new standard of the Canadian Institute of Chartered Accountants entitled "Goodwill and Other Intangible Assets". In conformity with the standard, the Bank ceased to amortize goodwill as of this date and began the transitional impairment test to detect a possible depreciation in goodwill. Any loss in value in goodwill must be written off as a charge to income. The transitional impairment test was completed in the second quarter of the year and the Bank concluded that goodwill as at November 1, 2001 had not been impaired. Under the new standard, goodwill is tested periodically for impairment to ensure that the fair value remains greater than or equal to the carrying value. Prior to November 1, 2001, goodwill was amortized using the straight-line method over a period corresponding to its estimated useful life of 20 years. Aside from eliminating goodwill amortization charges, which amounted to $21 million for the year ended October 31, 2001, including $2 million attributable to discontinued operations, the adoption of this new standard had no impact on the Consolidated Statement of Income.

The Bank's intangible assets result from acquisitions of subsidiaries or groups of assets and consist primarily of management contracts with an indefinite life and are therefore not amortized. These assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset

might be impaired. The impairment test consists in comparing the fair value of the asset with its carrying value. The excess of the carrying value over the fair value of the asset is charged to income in the period in which the impairment is determined. Intangible assets with a finite useful life are amortized over appropriate periods. These assets are written down when the long-term expectation is that their carrying values will not be recovered. Any excess of the carrying value over the net recoverable value is charged to income.

6. General Allowance for Credit Risk

In 1998, in accordance with the guidance provided by the Superintendent, the Bank increased its general allowance for credit risk by $300 million and applied this one-time adjustment to retained earnings. This adjustment was not in compliance with Canadian GAAP. In 2001, after evaluating the adequacy of the general allowance for credit risk in accordance with Canadian GAAP, the general allowance was raised to $403 million. During 2002, following the sale of its asset-based lending operations in the United States, the Bank reversed an amount of $65 million under "Discontinued operations" ($41 million net of income taxes), representing the portion of the general allowance related to its asset-based lending portfolio in the United States. Following an evaluation of the adequacy of the general allowance for credit risk as at January 31, 2002, the Bank established the allowance at $435 million. Since January 31, 2002, the general allowance for credit risk has complied with Canadian GAAP and the accounting treatment prescribed by the Superintendent.

Had the Bank followed Canadian GAAP during the year, net income would have decreased by $57 million (2001: $126 million), the provision for credit losses would have increased by $97 million (2001: $203 million, including $44 million attributed to discontinued operations), income taxes would have decreased by $40 million (2001: $77 million), and basic and diluted net income per common share would have decreased by $0.31 and $0.30 respectively (2001: $0.66 basic and diluted).

There was no impact as at October 31, 2002 on the Consolidated Balance Sheet (2001: $97 million increase in loans, $40 million decrease in other assets and $57 million increase in retained earnings), on the Consolidated Statement of Changes in Shareholders' Equity (2001: $57 million increase) nor on the book value of common shares (2001: $0.30 increase).

Furthermore, had the Bank followed Canadian GAAP during the year, return on common shareholders' equity before goodwill charges would have decreased by 1.61% (2001: 4.26%).

7. Capital Stock (millions of dollars)

Issued and fully paid as at November 22, 2002

First preferred shares	
5,000,000 shares, Series 12	125
7,000,000 shares, Series 13	175
	300
183,127,159 common shares	1,639
	1,939
5,692,822 stock options outstanding	N/A

Redemption of preferred shares

On November 16, 2001, the Bank redeemed all 3,680,000 Series 10 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $92,000,000.

On February 15, 2002, the Bank redeemed all 4,000,000 Series 11 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $100,000,000.

Repurchase of common shares

The Bank made a normal course issuer bid on March 5, 2002. Under the terms of the bid, the Bank will repurchase up to 9,500,000 common shares over a 12-month period ending no later than March 4, 2003. Purchases are to be made on the open market at market prices through the facilities of The Toronto Stock Exchange, with the Bank determining the number and timing of purchases. Premiums paid above the average carrying value of the common shares are to be charged to retained earnings. As at October 31, 2002, the Bank had repurchased 9,500,000 common shares at a cost of $306 million, which reduced common equity capital by $82 million and retained earnings by $224 million.

8. Acquisitions

Altamira Investment Services Inc.

On August 12, 2002, the Bank concluded the acquisition of Altamira Investment Services Inc., a manager and distributor of mutual funds.

The purchase price of $263 million consisted of $254 million in cash and 270,671 common shares of the Bank valued at $9 million.

The tangible assets acquired amounted to $48 million while the liabilities assumed amounted to $264 million and consisted primarily of Altamira debt. The excess of the purchase price over the fair value of the net liabilities assumed is $479 million, of which $171 million was allocated to Altamira management contracts and the Altamira trademark as intangible assets, and the remaining $308 million was allocated to goodwill. The intangible assets acquired have an indefinite useful life and will not be amortized. The results of Altamira have been recorded in the Consolidated Statement of Income as of its acquisition date, namely, August 12, 2002.

9. Securitization

During the fourth quarter of 2002, the Bank sold $250 million in credit card receivables to a trust. The Bank received cash proceeds of $249 million, net of an initial reserve of $1 million and transaction fees, and retained the rights to the excess spread of $7 million generated on the receivables, net of any credit losses. The Bank also charged a servicing liability of approximately $1 million and recognized a pre-tax gain of approximately $6 million, net of transaction fees.

For immediate release

National Bank of Canada announces its results for the third quarter of 2002:

- **Increased earnings for its business lines**
- **Revaluation of an investment**
- **Improved credit quality**
- **2.9 million common shares repurchased**
- **Excellent capital ratios**

MONTREAL, August 29, 2002 – National Bank of Canada declared income before goodwill charges of $26 million or 12 cents per share for the third quarter ended July 31, 2002, compared to $148 million or 73 cents per share for the corresponding quarter of 2001. During the quarter, the National Bank recorded an impairment charge of $112 million after taxes further to the revaluation of the Bank's investment in Cognicase Inc. The Bank acquired an interest in Cognicase Inc. when it sold SIBN Inc., its information technology subsidiary, in May 2000. Excluding this charge, income before goodwill charges would have been $138 million or 73 cents per share.

	3Q2002		3Q2001
	$ millions	Per share	Per share
Income before goodwill charges	26	$0.12	$0.73
Impairment charge	112	$0.61	-
	138	$0.73	$0.73

The value assigned to the investment in Cognicase reflects a conservative assessment in view of current conditions in the technology sector. This adjustment to the book value of the investment in no way affects the Bank's business relationship with Cognicase, which remains the preferred supplier of information technology services to the Bank and its subsidiaries.

Commenting on the quarter's results, Réal Raymond, President and Chief Executive Officer, noted the increased earnings posted by each business line despite economic conditions that were unfavourable for growth in commercial loan volumes and the decline in market trading by retail investors. Compared to the third quarter of 2001, earnings were up by 5% at Personal Banking and Wealth Management, by 12% at Commercial Banking and by 11% at Financial Markets, Treasury and Investment Banking. Mr. Raymond also stressed the strong performance in personal banking operations and the quality of the loan portfolio.

The quality of the loan portfolio continued to improve. In fact, as at July 31, 2002, net impaired loans were down $32 million and allowances for credit losses exceeded gross impaired loans by $124 million compared to $92 million at the end of the previous quarter.

Tier 1 capital remained high at 10.2% of regulatory capital as at July 31, 2002 versus 10.7% as at April 30, 2002 and 9.6% as at October 31, 2001.

Business development

During the third quarter, the Bank undertook various initiatives designed to achieve its strategic objectives and carry out its business plan.

Specifically, on August 12, 2002, the Bank concluded its acquisition of mutual fund manager and distributor Altamira, a move which will enable it to strengthen its position in the strategic wealth management niche, one of the Bank's main growth targets. As indicated by Réal Raymond when the deal was announced, "this acquisition significantly expands the National Bank's presence in wealth management outside Quebec, doubles its mutual funds under management which now amount to over $10 billion, broadens its range of products and services, and increases its profitability."

The Bank also continued to deploy its new Wealth Management business line in the third quarter. This specialized team fosters customer loyalty by offering personalized service adapted to the specific needs of wealthy and upscale clients, thereby further consolidating the Bank's position in the key niche of portfolio management.

In keeping with its strategy of providing superior customer service, the Bank further enhanced its product offering by becoming the first financial institution in Quebec to offer person-to-person payment through its Internet Banking Solutions service.

The Bank reaffirmed its commitment to the promising sector of electronic commerce when it changed the name of its ClicCommerce subsidiary to National Bank eCommerce. Through new partnerships, National Bank eCommerce has redefined and expanded its offering of e-commerce solutions that are customized to companies' needs.

With a view to further diversifying its distribution network, the Bank also signed a new service agreement with the Québec CMA Order which will enable the Order's 7,500 members to benefit from a financial package designed specially for the needs of professional associations.

"We remain committed to creating value for our shareholders," Mr. Raymond stated, "by focussing on activities in sectors where the Bank has had proven success."

Quarterly financial statements are available at all times on the National Bank of Canada website at www.nbc.ca/investorrelations.

Conference call on third-quarter results

- A conference call for financial analysts will be held on **August 29, 2002 at 2:00 p.m.**
- Access by telephone: **1-800-273-9672 or (416) 695-5806**.
- Investors and media representatives will be able to listen in on the conference call.
- The conference call will be webcast live at www.nbc.ca/investorrelations.
- Supplementary financial information and a slide presentation will be available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call

- A recording of the conference call can be heard until September 5, 2002 by calling 1-800-408-3053 or (416) 695-5800. The access code is 1230194.
- A recording of the webcast will also be available on the Internet after the call at www.nbc.ca/investorrelations.

MANAGEMENT'S ANALYSIS OF THE FINANCIAL CONDITION AND OPERATING RESULTS

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the third quarter and the nine months ended July 31, 2002.

Strategic Objectives

As indicated in the 2001 Annual Report, the National Bank set certain strategic objectives for itself for fiscal 2002 and subsequent years. The results obtained for the first nine months of 2002 include the impact of the provision for credit losses in the telecommunications sector taken in the second quarter.

	Objectives	**3Q2002 Results* 3T2002***	**9M2002 Results***
Growth in earnings per share	4% - 6%	- %	- 3%
Return on common shareholders' equity	15% - 17%	14.6%	14.2%
Efficiency ratio	61% in 2003	63.3%	61.6%
Tier 1 capital ratio	7.75% - 8.75%	10.2%	10.2%

*excluding the impairment charge for an investment

Operating Results

In the third quarter of 2002, the Bank recorded an impairment charge of $137 million before taxes ($112 million after taxes) for an investment. This charge reduced earnings per share by 61 cents and return on common shareholders' equity by 12.3 percentage points for the quarter and by 4.1 percentage points for the nine months ended July 31, 2002.

Excluding the impairment charge, the National Bank posted income before goodwill charges of $138 million or 73 cents per share for the third quarter ended July 31, 2002 compared to $148 million or 73 cents per share for the corresponding quarter of 2001. Return on common shareholders' equity before goodwill charges was 14.6% versus 15.9% for the third quarter of 2001.

Income for the first nine months of fiscal 2002, before goodwill charges and excluding the impairment charge, was $406 million or $2.08 per share as against $435 million or $2.15 per share for the same period in 2001. Return on common shareholders' equity before goodwill charges was 14.2% for the period compared to 16.2% for the same period in 2001.

Results by Segment

Earnings for Personal Banking and Wealth Management amounted to $67 million for the third quarter of 2002, up 4.7% from the $64 million recorded for the corresponding period of 2001. Earnings for personal banking operations rose from $51 million in the third quarter of 2001 to $58 million this quarter, for an increase of 14%, whereas earnings for wealth management operations fell 31% to $9 million this quarter, down from $13 million a year earlier as a result of the decline in investor activity on the markets. Net interest income rose 2% to total $252 million. More favourable spreads on certain types of loans were partly offset by the narrower spread on transaction accounts. Other income for the quarter was $228 million compared to $234 million for the third quarter of 2001. The decline in income attributable to a slowdown in retail brokerage activity was only partially offset by an increase in insurance income. At $351 million, operating expenses for the quarter were down close to 1% from the $353 million recorded in the corresponding quarter of 2001. Expected loan losses for the quarter were $23 million compared to $22 million for the quarter ended July 31, 2001.

For the first nine months of fiscal 2002, earnings for Personal Banking and Wealth Management were $191 million as against $193 million for the same period in 2001.

Commercial Banking posted total earnings of $29 million in the third quarter, for a 12% increase over the $26 million recorded in the corresponding quarter of 2001. Third-quarter net interest income was $69 million compared to $72 million for the same period a year earlier. A 3% decline in loan volumes as well as narrower interest spreads accounted for the $3 million decrease in net interest income. Other income rose by $3 million to reach $39 million, chiefly because of fees on bankers' acceptances. Operating expenses, at $39 million for the quarter, fell almost 5% from the same period in 2001. Expected loan losses were $22 million for the quarter compared to $26 million for the corresponding quarter of 2001.

For the nine months ended July 31, 2002, earnings for Commercial Banking totalled $88 million as against $91 million for the same period in fiscal 2001.

Financial Markets, Treasury and Investment Banking recorded third-quarter earnings of $59 million, or an 11% increase over the corresponding quarter of 2001. Total revenues rose $22 million or 12%, to reach $210 million. The increase in revenues was primarily attributable to institutional operations at National Bank Financial. Operating expenses were $107 million this quarter compared to $94 million for the third quarter of 2001, for a 14% increase chiefly related to variable compensation. Expected loan losses were $9 million versus $8 million for the quarter ended July 31, 2001.

Earnings for Financial Markets, Treasury and Investment Banking for the first nine months of the fiscal year amounted to $202 million, up 35% from the $150 million recorded for the same period in 2001.

Revenues

Net interest income, on a taxable equivalent basis, was $358 million compared to $359 million for the corresponding quarter of 2001. Higher net interest income on credit card advances as well as an increase resulting from asset and liability matching activities were offset by a reduction attributable to transaction accounts and lower commercial and corporate loan volumes.

Excluding the impairment charge for an investment, other income, on a taxable equivalent basis, was $446 million versus $453 million for the third quarter of 2001. Trading revenues and gains on securities were down $18 million. However, this decrease was partially offset by higher capital market fees, securitization revenues and foreign exchange gains.

Operating Expenses

Operating expenses for the third quarter of 2002 were $508 million as against $503 million for the corresponding quarter of 2001, representing a 1% increase. Higher compensation expenses were in large part offset by lower expenses for computers and equipment.

Provision for Credit Losses and Impaired Loans

The provision for credit losses for the quarter was $62 million versus $130 million for the second quarter and $18 million for the quarter ended July 31, 2001. In the third quarter of 2001, loan losses were chiefly attributable to U.S. commercial lending activities which are now presented under discontinued operations.

As at July 31, 2002, allowances for credit losses exceeded impaired loans by $124 million compared to $92 million as at April 30, 2002, for an improvement of $32 million. At the end of fiscal 2001, net impaired loans stood at $91 million.

The ratio of gross impaired loans to total tangible capital and allowances remained excellent at 15.7% as at July 31, 2002 versus 15.9% as at April 30, 2002 and 22.4% as at October 31, 2001.

Assets

The Bank had total assets of $72.1 billion as at July 31, 2002 compared to $75.8 billion at the end of fiscal 2001. Loans and bankers' acceptances were down $2.9 billion primarily because of the sale of asset-based lending operations in the United States.

Savings

Total personal savings administered by the Bank amounted to $63.9 billion as at July 31, 2002 compared to $60.8 billion as at October 31, 2001. Savings administered by National Bank Financial accounted for three-quarters of the $3.1 billion increase. Bank deposits, which represent one-third of savings, have risen 2.7% since the beginning of the fiscal year.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 10.2% and 14.2% respectively as at July 31, 2002 compared to 10.7% and 14.5% as at April 30, 2002 and 9.6% and 13.1% as at October 31, 2001. In comparison to the previous quarter, the ratios declined primarily because of the repurchase of 2.9 million common shares under the normal course issuer bid.

The improvement in the ratios since October 31, 2001 was due to the reduction in risk-weighted assets, particularly following the sale of U.S. commercial lending operations.

Dividends

At its meeting on August 29, 2002, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 24 cents per common share, payable on November 1, 2002 to shareholders of record on September 26, 2002.

For more information:

Michel Labonté
Senior Vice-President
Finance and Technology
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters.

By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments.

Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

Highlights

(unaudited)	Quarter ended July 31			Nine months ended July 31		
	2002	2001	% Change	2002	2001	% Change
Operating results						
(millions of dollars)						
Total revenues (taxable equivalent basis)	$ 667	$ 812	(18)	$ 2 299	$ 2 372	(3)
Income before goodwill charges	26	148	(82)	294	435	(32)
Net income	26	143	(82)	294	421	(30)
Return on common shareholders' equity before goodwill charges	2,3 %	15,9 %		10,1 %	16,2 %	
Per common share						
Income before goodwill charges	$ 0,12	$ 0,73	(84)	$ 1,47	$ 2,15	(32)
Net income	0,12	0,70	(83)	1,47	2,07	(29)
Dividends paid	0,24	0,21	14	0,69	0,61	13
Book value				19,29	18,57	4
Stock trading range						
High	33,73	30,60		34,93	31,00	
Low	29,01	25,20		24,70	23,00	
Close	31,60	29,97		31,60	29,97	

	July 31 2002	October 31 2001	
Financial position			
(millions of dollars)			
Total assets	$ 72 097	$ 75 763	(5)
Loans and acceptances	43 481	48 062	(9)
Deposits	51 290	51 436	-
Subordinated debentures and shareholders' equity	5 434	5 763	(6)
Capital ratios - BIS			
Tier 1	10,2 %	9,6 %	
Total	14,2 %	13,1 %	
Impaired loans, net	(124)	91	
Impaired loans, net as a % of net loans and acceptances	(0,3) %	0,2 %	
Assets under administration / management	135 644	115 086	
Total personal savings	63 927	60 783	
Interest coverage	7,20	8,74	
Asset coverage	3,42	3,55	
Other information			
Number of employees	17 235	17 070	1
Number of branches in Canada	544	546	-
Number of banking machines	822	834	(1)

Consolidated Statement of Income

(taxable equivalent basis) (unaudited) (millions of dollars except per share amounts)	Quarter ended July 31 2002	 April 30 2002	 July 31 2001	Nine months ended July 31 2002	 July 31 2001
Interest income and dividends					
Loans	**475**	460	612	**1 431**	1 919
Securities	**127**	133	162	**403**	527
Deposits with financial institutions	**40**	43	70	**137**	226
	642	636	844	**1 971**	2 672
Interest expense					
Deposits	**240**	238	433	**746**	1 468
Subordinated debentures	**28**	27	28	**83**	81
Other	**16**	10	24	**37**	74
	284	275	485	**866**	1 623
Net interest income	**358**	361	359	**1 105**	1 049
Other income					
Capital market fees	**127**	150	123	**405**	381
Deposit and payment service charges	**43**	42	41	**127**	119
Trading activities and gains on investment account securities, net	**(83)**	56	72	**10**	206
Card service revenues	**16**	12	24	**40**	66
Lending fees	**45**	47	46	**136**	132
Acceptances, letters of credit and guarantee	**17**	14	17	**48**	48
Securitization revenues	**46**	49	41	**141**	104
Foreign exchange revenues	**18**	17	15	**50**	46
Trust services and mutual funds	**25**	23	25	**71**	72
Other	**55**	56	49	**166**	149
	309	466	453	**1 194**	1 323
Total revenues	**667**	827	812	**2 299**	2 372
Provision for credit losses					
Related to regular operations	**62**	130	18	**252**	107
Related to a revision of the estimated allowance	**-**	-	-	**185**	-
	62	130	18	**437**	107
Operating expenses					
Salaries and staff benefits	**279**	286	265	**847**	794
Premises	**47**	45	44	**136**	134
Computers and equipment	**56**	58	65	**171**	179
Communications	**21**	18	17	**57**	53
Other	**105**	84	112	**289**	323
	508	491	503	**1 500**	1 483
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**97**	206	291	**362**	782
Income tax charge (recovery)	**60**	76	111	**160**	298
	37	130	180	**202**	484
Non-controlling interest	**8**	8	6	**23**	20
Income before discontinued operations and goodwill charges	**29**	122	174	**179**	464
Discontinued operations	**(3)**	-	(26)	**115**	(29)
Income before goodwill charges	**26**	122	148	**294**	435
Goodwill charges	**-**	-	5	**-**	14
Net income	**26**	122	143	**294**	421
Dividends on preferred shares	**4**	5	9	**16**	27
Net income applicable to common shares	**22**	117	134	**278**	394
Number of common shares outstanding (thousands)					
Average - basic	**184 134**	188 794	190 062	**187 782**	189 799
Average - diluted	**185 439**	190 260	191 083	**189 003**	190 744
End of period				**183 256**	190 230
Income before discontinued operations and goodwill charges per common share					
Basic	**0,13**	0,62	0,86	**0,86**	2,30
Diluted	**0,13**	0,62	0,86	**0,86**	2,29
Income before goodwill charges per common share					
Basic	**0,12**	0,62	0,73	**1,47**	2,15
Diluted	**0,11**	0,62	0,73	**1,46**	2,14
Net income per common share					
Basic	**0,12**	0,62	0,70	**1,47**	2,07
Diluted	**0,11**	0,62	0,70	**1,46**	2,07
Dividends per common share	**0,24**	0,24	0,21	**0,69**	0,61

Segment Disclosure

Quarter ended July 31

(taxable equivalent basis)

(unaudited) (millions of dollars)

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
Net interest income (1)	**252**	247	**69**	72	**68**	70	**(31)**	(30)	**358**	359
Other income (1)	**228**	234	**39**	36	**142**	118	**(100)**	65	**309**	453
Total revenues	**480**	481	**108**	108	**210**	188	**(131)**	35	**667**	812
Operating expenses	**351**	353	**39**	41	**107**	94	**11**	15	**508**	503
Contribution	**129**	128	**69**	67	**103**	94	**(142)**	20	**159**	309
Provision for credit losses (3)	**23**	22	**22**	26	**9**	8	**8**	(38)	**62**	18
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**106**	106	**47**	41	**94**	86	**(150)**	58	**97**	291
Income taxes (1)	**39**	42	**18**	15	**34**	33	**(31)**	21	**60**	111
Non-controlling interest	**-**	-	**-**	-	**1**	-	**7**	6	**8**	6
Income before discontinued operations and goodwill charges	**67**	64	**29**	26	**59**	53	**(126)**	31	**29**	174
Discontinued operations	**-**	-	**-**	-	**-**	-	**(3)**	(26)	**(3)**	(26)
Income before goodwill charges	**67**	64	**29**	26	**59**	53	**(129)**	5	**26**	148
Average assets	**27 938**	27 660	**10 884**	11 205	**35 656**	36 403	**(6 686)**	(6 731)	**67 792**	68 537

Nine months ended July 31

(taxable equivalent basis)

(unaudited) (millions of dollars)

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
Net interest income (2)	**743**	726	**210**	213	**237**	177	**(85)**	(67)	**1 105**	1 049
Other income (2)	**697**	711	**109**	108	**417**	364	**(29)**	140	**1 194**	1 323
Total revenues	**1 440**	1 437	**319**	321	**654**	541	**(114)**	73	**2 299**	2 372
Operating expenses	**1 069**	1 055	**116**	112	**307**	270	**8**	46	**1 500**	1 483
Contribution	**371**	382	**203**	209	**347**	271	**(122)**	27	**799**	889
Provision for credit losses (3)	**72**	71	**63**	62	**24**	22	**278**	(48)	**437**	107
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**299**	311	**140**	147	**323**	249	**(400)**	75	**362**	782
Income taxes (2)	**108**	118	**52**	56	**118**	97	**(118)**	27	**160**	298
Non-controlling interest	**-**	-	**-**	-	**3**	2	**20**	18	**23**	20
Income before discontinued operations and goodwill charges	**191**	193	**88**	91	**202**	150	**(302)**	30	**179**	464
Discontinued operations	**-**	-	**-**	-	**-**	-	**115**	(29)	**115**	(29)
Income before goodwill charges	**191**	193	**88**	91	**202**	150	**(187)**	1	**294**	435
Average assets	**27 858**	27 356	**11 259**	11 552	**37 791**	36 647	**(6 960)**	(6 059)	**69 948**	69 496

Personal Banking and Wealth Management This segment comprises the branch network, intermediary services, full-service retail brokerage, discount brokerage, mutual funds, trust services, credit cards and insurance.

Commercial Banking This segment includes commercial banking services in Canada and real estate.

Financial Markets, Treasury and Investment Banking This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, corporate brokerage and portfolio management.

Other This segment comprises securitization operations, gains from the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Net interest income was grossed up by $12 million ($13 million in 2001) and other income by $(2) million ($3 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(2) Net interest income was grossed up by $22 million ($37 million in 2001) and other income by $44 million ($19 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(3) Provisions for credit losses for the business segments are determined based on expected losses, which are established through statistical analyses.

03 SEP 29 AM 7:21

For immediate release

National Bank Concludes Acquisition of Altamira

Montreal, August 12, 2002 – National Bank of Canada today announced that it has concluded its acquisition of the mutual fund manager and distributor Altamira.

According to Réal Raymond, President and Chief Executive Officer of the National Bank, "this acquisition will significantly expand the Bank's presence outside Quebec in the area of wealth management, double its mutual funds under management, broaden its offering of products and services, and increase profitability."

The acquisition cost for the Bank was $467.3M, including repayment of $201.6M in debt. A portion of the payment was made in the form of shares, namely, 271,000 shares or the equivalent of $8.25M. The transaction has been approved by all the relevant regulatory authorities.

Altamira manages approximately $5.6 billion in assets, including $4.5 billion in mutual funds for individual investors. The company employs 290 people, including 115 advisors, at its eight branch offices and three call centres in Canada. Altamira, which has some 240,000 customers, distributes and manages 47 of its own mutual funds, making it the second largest independent direct supplier of no-load mutual funds in the country.

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of over $75 billion and, together with its subsidiaries, employs over 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange.

-30 -

Information *(the following telephone number and e-mail address are intended solely for the use of journalists and other media representatives)*:

National Bank of Canada
Denis Dubé
Director of Public Relations
Tel.: (514) 394-8644
E-mail: denis.dube@bnc.ca

MATERIAL CHANGE REPORT

PURSUANT TO SECTIONS :

- 75 (2) OF THE *SECURITIES ACT (ONTARIO);*
- 85 (1) OF THE *SECURITIES ACT (BRITISH COLUMBIA);*
- 118 (1) OF THE *SECURITIES ACT (ALBERTA);*
- 81 (2) OF THE *SECURITIES ACT (NOVA SCOTIA);*
- 84 (1) OF THE *SECURITIES ACT (SASKATCHEWAN);*
- 76 (2) OF THE *SECURITIES ACT (NEWFOUNDLAND).*

1. REPORTING ISSUER :

NATIONAL BANK OF CANADA
600 de La Gauchetière St. West
4th Floor
Montreal, Quebec
H3B 4L2

2. DATE OF MATERIAL CHANGE :

June 11, 2002.

3. PRESS RELEASE :

On June 11, 2002 National Bank of Canada issued a press release. A copy of the press release is attached hereto as Appendix A.

4. SUMMARY OF MATERIAL CHANGE :

National Bank of Canada announced the acquisition of the mutual fund manager and distributor Altamira. The purchase price will be between $277.1 million and $314.1 million for all classes of shares based on assets under management at closing. A portion of the purchase price may be paid in common shares up to a maximum of three million shares. The transaction is expected to close in mid-August 2002, provided all closing conditions are met, including approval from regulatory authorities.

5. FULL DESCRIPTION OF MATERIAL CHANGE :

See attached press release dated June 11, 2002 which is hereby joined as Appendix A.

6. CONFIDENTIAL REPORT :

Not applicable.

7. OMITTED INFORMATION :

Not applicable.

MATERIAL CHANGE REPORT

8. SENIOR OFFICER :

For further information, contact Linda Caty, Vice-President and Corporate Secretary at (514) 394-6433.

9. STATEMENT OF THE SENIOR OFFICER :

The foregoing accurately discloses the material change referred to herein.

DATED this June 11, 2002.

NATIONAL BANK OF CANADA

By : (s) Linda Caty
Linda CATY
Vice-President and Corporate Secretary

APPENDIX A

For immediate release

NATIONAL BANK ACQUIRES ALTAMIRA

Transaction will double the Bank's mutual fund assets under management

Montreal, June 11, 2002 – National Bank of Canada today announced the acquisition of the mutual fund manager and distributor Altamira.

The acquisition of this leading brand name will significantly expand the National Bank's presence outside Quebec in the area of wealth management, double its mutual funds under management to $10.4 billion, broaden its offering of products and services, and increase profitability. The purchase price will be between $277.1 million and $314.1 million for all classes of shares based on assets under management at closing. A portion of the purchase price may be paid in common shares up to a maximum of three million shares. In addition, the Bank will assume Altamira's debt of $195.9 million.

The value of the transaction represents approximately 9.5% of Altamira's risk-weighted assets under management. The Altamira acquisition will have no impact on the Bank's financial results in fiscal 2002 and should add $0.04 to earnings per share in 2003 and around $0.10 in 2004, when the transition is complete and synergies take full effect.

The transaction was approved this morning by the Bank's Board of Directors. It is expected to close on or about August 12, 2002 or earlier, provided all closing conditions are met, including approval from regulatory authorities.

Significant Brand Recognition and Presence in Ontario

Altamira manages approximately $6 billion in assets, including $5 billion in mutual funds for individual investors. The company employs 300 people, including 115 advisors, at its six branch offices and three call centres in Canada. Altamira, which has approximately 137,000 direct clients as well as 103,000 clients through a network of intermediaries, distributes and manages 47 of its own mutual funds, making it the second largest direct independent supplier of no-load mutual funds in the country. More than half of the company's mutual fund assets come from clients in Ontario and 15% from clients in Quebec. Altamira also manages assets totalling approximately $1 billion for institutional clients.

Réal Raymond, President and CEO of National Bank of Canada, pointed out that the transaction fits in perfectly with the Bank's strategy of strengthening its leadership position in wealth management and of expanding its activities outside Quebec by recruiting advisors, adding new client bases and making targeted acquisitions.

.../2

"Our strategy is to increase our share of the wealth management market outside Quebec over the next three years. The Altamira acquisition represents a major step in that direction," Mr. Raymond said. "In addition, this transaction represents an excellent opportunity to participate in industry consolidation, where fewer and fewer opportunities of this size exist, and to achieve the necessary critical mass for further expansion."

Synergies

The transaction will generate additional revenues by offering National Bank products to Altamira clients and vice versa.

"The acquisition of First Marathon in 1999 was a great success, allowing the National Bank to penetrate a new market and gain access to new clients. This latest acquisition will contribute to our growth and profitability in much the same way," Mr. Raymond stated, emphasizing that the marriage of the National Bank and Altamira represented an excellent union between two institutions that share a vision of excellence in customer service.

"National Bank of Canada and Altamira have complementary investment management styles: the National Bank, through its highly respected Natcan Investment Management subsidiary, is focused on value while Altamira puts emphasis on growth. These complementary approaches and the combined resources of the two companies should result in a broader diversification of products and clientele as well as improved performance in the funds and services offered," Mr. Raymond added.

Gordon Cheesbrough, President and CEO of Altamira, stated: "Today's announcement gives Altamira the strong foundation and resources to grow its capabilities in conjunction with National Bank. With the Bank behind us, we will be able to offer our clients a wider range of financial solutions, as well as more distribution channels through which to access our products and services."

Michel Tremblay, National Bank Senior Vice-President, Personal Banking and Wealth Management, will become Chairman of the Board of Altamira. He pointed out that "Altamira is one of the great names in wealth management. They pioneered the no-load mutual fund business in Canada, and have built a reputation for customer service and investment expertise that is second to none. We are very proud to welcome a team of this calibre into the National Bank family."

.../3

Mr. Tremblay underscored the National Bank's commitment to providing Altamira clients with the services that have made the company's reputation, while gradually giving them access to a broader range of products and services. "This change in ownership will in no way diminish the relationship that Altamira already enjoys with its clients – it may even improve it," Mr. Tremblay added.

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of over $75 billion and, together with its subsidiaries, employs over 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange.

- 30 -

INVITATION TO INVESTORS

Conference call

- An analyst conference call will take place today, June 11, 2002 at 11:00 a.m. EDT.
- Access via telephone #: 416-695-5806 / 1-800-273-9672.
- Retail investors and media can join the conference call in a listen-only mode.
- A live Internet broadcast of the conference call will also be accessible via the Internet at www.nbc.ca/investorrelations.
- Further information on the broadcast as well as the presentation material to be referenced during the call will be posted on National Bank's website prior to the beginning of the conference call.

Rebroadcast of conference call

- The archived conference call recording will be available to investors, until June 18, 2002 by dialing the following number: 416-695-5800 or 1-800-408-3053 and entering the passcode 1186482.
- An archived version of the webcast will also be available after the call ends on the Bank's website at www.nbc.ca/investorrelations.

MEDIA INVITATION

Members of the press are invited to a press conference where Mr. Réal Raymond, President and CEO of the National Bank of Canada, and Mr. Gordon Cheesbrough, President and CEO of Altamira, will discuss the acquisition of Altamira by the National Bank of Canada.

.../4

NOTEBOOK:

What: Press Conference about Altamira Acquisition

Who: Mr. Réal Raymond, President and CEO, National Bank of Canada
Mr. Gordon Cheesbrough, President and CEO, Altamira

When: Tuesday, June 11, 2002, at 2:00 pm

Where: National Bank of Canada Tower
600 rue de la Gauchetière
Fourth Floor
Montreal

Information:

National Bank of Canada
Denis Dubé
Manager
Public Relations Department
Tel.:(514) 394-8644
E-mail:denis.dube@bnc.ca

Altamira
Dwarka Lakhan
Director of Communications
Tel.: (416) 507-7313
E-mail:dlakhan@altamira.com

For immediate release

National Bank of Canada announces its results for the second quarter of 2002:

- **Net income of $122 million**
- **Allowances for credit losses exceed impaired loans by $92 million**
- **5.6 million common shares repurchased**

MONTREAL, May 30, 2002 – National Bank of Canada declared income before goodwill charges of $122 million or 62 cents per share for the second quarter ended April 30, 2002, compared to $145 million or 71 cents per share for the corresponding quarter of 2001. Return on common shareholders' equity was 13.1% for the quarter as against 16.6% for the same quarter last year.

During the quarter, the National Bank increased its provision for credit losses by $100 million following a decision by BCE Inc. to cease providing financial support to its Teleglobe subsidiary. Moreover, the Bank reduced its general allowance for credit risk by $30 million and recorded $10 million in revenues generated by merchant banking investments. Taken together, these items reduced earnings for the quarter, net of income taxes, by $38 million or 20 cents per share.

	Millions of dollars		Per share
	Before taxes	After taxes	
Net income as reported		122	$0.62
Additional credit losses	100	63	0.33
General allowance for credit risk	(30)	(19)	(0.10)
Revenues – merchant banking investments	(10)	(6)	(0.03)
		160	$0.82

Réal Raymond, President and Chief Executive Officer of the National Bank, noted that the steps taken by the Bank in the first quarter with respect to its impaired loan portfolio had given it manoeuvrability so that it was able to take action in the telecommunications sector. Mr. Raymond also singled out the excellent results posted by Financial Markets, Treasury and Investment Banking, and the satisfactory performance turned in by the other business units in the current economic environment.

Other strategic measures were also taken during the second quarter in order to further strengthen the Bank's position in certain target markets. For instance, the Bank announced that it had concluded a definitive agreement to acquire Putnam Lovell Group Inc., an American investment bank founded in 1987 with offices in New York, San Francisco, Los Angeles and London, all focusing exclusively on the financial services industry. The advisory services of Putnam Lovell and the Financial Institutions Group of National Bank Financial will be merged under the name Putnam Lovell NBF.

This transaction is consistent with National Bank Financial's strategic plan of developing capabilities in areas where NBF already has proven expertise in the domestic market, without increasing the National Bank's credit risk.

With respect to e-commerce, some 2.8 million visitors to the popular Sympatico-Lycos French Internet portal will now be able to obtain flexible Bank products and advisory services online thanks to a partnership agreement signed in February. The tools and content of the Bank's site will be integrated into the "*mes finances*" section of the Sympatico portal, thereby giving Internet users quick access to the Bank's financial products and advisory services at their convenience.

Quarterly financial statements are available at all times on the National Bank of Canada website at www.nbc.ca/investorrelations.

Conference call on second-quarter results
- A conference call for financial analysts will be held on **May 30, 2002 at 1:00 p.m.**
- Access by telephone: **1-800-387-6216 or (416) 405-9328**.
- Investors and media representatives will be able to listen in on the conference call.
- The conference call will be webcast live at www.nbc.ca/investorrelations.
- Supplementary financial information and a slide presentation will be available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call
- A recording of the conference call can be heard until June 6, 2002 by calling 1-800-408-3053 or (416) 695-5800. The access code is 1161998.
- A recording of the webcast will also be available on the Internet after the call at www.nbc.ca/investorrelations.

MANAGEMENT'S ANALYSIS OF THE FINANCIAL CONDITION AND OPERATING RESULTS

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the second quarter and the six months ended April 30, 2002.

Strategic Objectives

As indicated in the 2001 Annual Report, the National Bank set certain strategic objectives for itself for fiscal 2002 and subsequent years. The results obtained for the second quarter and the first six months of 2002 include the impact of the provision for credit losses recorded in the telecommunications sector:

	Objectives	2002Q1 Results	2002Q2 Results	2002 6-Mos. Results
Growth in earnings per share	4% - 6%	+3%	-13%	-5%
Return on common shareholders' equity	15% - 17%	15.0%	13.1%	14.1%
Efficiency ratio	61% in 2003	62.2%	59.4%	60.8%
Tier 1 capital ratio	7.75% - 8.75%	11.1%	10.7%	

Operating Results

For the second quarter ended April 30, 2002, the National Bank recorded income before goodwill charges of $122 million or 62 cents per share compared to $145 million or 71 cents per share for the corresponding quarter of 2001. Return on common shareholders' equity before goodwill charges was 13.1% as against 16.6% for the second quarter of 2001.

For the first six months of 2002, income before goodwill charges was $268 million or $1.35 per share versus $287 million or $1.42 per share for the same period in 2001. Return on common shareholders' equity before goodwill charges was 14.1% for the first half of 2002 compared to 16.3% for the same period in 2001.

Results by Segment

Earnings for Personal Banking and Wealth Management amounted to $56 million for the second quarter of 2002 compared to $65 million for the corresponding period of 2001. Net interest income for the quarter remained stable at $241 million. The narrower spreads on transaction accounts, attributable to lower interest rates, was offset by wider spreads on credit card loans. Other income for the quarter amounted to $235 million, down from $243 million for the second quarter of 2001 primarily because of a decline in retail brokerage activity. At $362 million, operating expenses for the quarter rose less than 1% from the $360 million recorded in the same quarter of 2001. The provision for credit losses totalled $25 million versus $21 million for the second quarter of 2001.

Earnings for Personal Banking and Wealth Management for the first six months of fiscal 2002 amounted to $124 million compared to $129 million for the same period in 2001.

With regard to Commercial Banking, earnings for the second quarter totalled $28 million as against $29 million for the same period in 2001. Net interest income was $70 million for the quarter, down from $72 million for the corresponding period of 2001 owing to weaker demand for credit in many industrial sectors, despite a stable spread of 2.54%. Operating expenses for the quarter amounted to $39 million versus $37 million for the second quarter of 2001. The provision for credit losses in the second quarter totalled $21 million compared to $22 million for the same period in 2001.

For the first six months of 2002, Commercial Banking earnings amounted to $59 million as against $65 million for the same period in 2001. Two-thirds of the decrease in earnings was attributable to the provision for expected credit losses.

For Financial Markets, Treasury and Investment Banking, second-quarter earnings reached $79 million, up $26 million from the corresponding period a year earlier, representing an increase of almost 50%. Total revenues rose $54 million to $238 million, for a 29% increase. One-third of this rise was attributable to net interest income, primarily because of asset and liability management operations, which offset the narrower spread on transaction deposit accounts in Personal Banking. Institutional operations at National Bank Financial, which included gross earnings of $14 million from merchant banking investments, accounted for the remaining improvement in earnings. Operating expenses amounted to $103 million for the quarter, up 12% from $92 million for the second quarter a year earlier largely owing to variable remuneration. The provision for credit losses stood at $10 million versus $4 million for the corresponding year-earlier period owing to changes in the credit risk rating of accounts with large corporations.

Earnings for Financial Markets, Treasury and Investment Banking since the start of the fiscal year amounted to $143 million, up 47% from the $97 million recorded for the same period in 2001.

Revenues

Revenues for the second quarter of 2002, on a taxable equivalent basis, totalled $827 million as against $798 million for the corresponding period of 2001, for an increase of 4%.

Net interest income, on a taxable equivalent basis, was up 3% to $361 million from $352 million in the second quarter of 2001. Asset and liability management operations chiefly accounted for this rise.

At $466 million, other income, on a taxable equivalent basis, increased 4% over the $446 million recorded in the second quarter of 2001, primarily owing to institutional operations at National Bank Financial.

Operating Expenses

For the second quarter of 2002, operating expenses were $491 million, down from $503 million for the corresponding period of 2001. The efficiency ratio improved from 63.1% for the quarter ended April 30, 2001 to 59.4% this quarter (60% excluding revenues from merchant banking investments), notably because a larger proportion of revenues was generated by Financial Markets, Treasury and Investment Banking.

Provision for Credit Losses and Impaired Loans

The provision for credit losses for the quarter totalled $130 million as against $46 million for the corresponding quarter of 2001. An amount of $100 million was recorded as a provision for credit losses in the telecommunications sector. In addition, the general allowance for credit risk was reduced by $30 million in accordance with the methodology used for creating this allowance.

As at April 30, 2002, allowances for credit losses exceeded impaired loans by $92 million compared to $128 million as at January 31, 2002. At the end of fiscal 2001, net impaired loans stood at $91 million. The increase in net impaired loans was attributable to loans to Teleglobe.

The ratio of gross impaired loans to total tangible capital and allowances remained excellent at 15.9% as at April 30, 2002 compared to 13.6% as at January 31, 2002 and 22.4% as at October 31, 2001.

Assets

The Bank had total assets of $74.7 billion as at April 30, 2002 versus $75.8 billion at the end of fiscal 2001. Loans and acceptances fell $4.4 billion, of which approximately $3 billion was attributable to the sale of U.S. asset-based lending operations. Cash resources, securities and securities purchased under reverse repurchase agreements rose by $3.9 billion.

Savings

Total personal savings administered by the Bank amounted to $64.9 billion as at April 30, 2002, up from $60.8 billion as at October 31, 2001. Savings administered by National Bank Financial accounted for the $4.1 billion increase.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 10.7% and 14.5% respectively as at April 30, 2002, versus 11.1% and 15.0% as at January 31, 2002 and 9.6% and 13.1% as at October 31, 2001. In comparison to the previous quarter, the ratios declined primarily because of the repurchase of 5.6 million common shares under the normal course issuer bid. In addition, on February 15, 2002, the Bank redeemed non-cumulative first preferred shares, Series 11, totalling $100 million.

The improvement in the ratios since October 31, 2001 was due to the reduction in risk-weighted assets, particularly

following the sale of U.S. commercial lending operations.

Dividends

At its meeting on May 30, 2002, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 24 cents per common share, payable on August 1, 2002 to shareholders of record on June 27, 2002.

For more information:

Michel Labonté	**Jean Dagenais**	**Elaine Carr**	**Carole Gagné**
Senior Vice-President	Vice-President and	Director	Senior Manager
Finance and Technology	Chief Accountant	Investor Relations	Public Relations and Communications
(514) 394-8610	(514) 394-6233	(514) 394-0296	(514) 394-6991

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters.

By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments.

Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

Highlights

(unaudited)	Quarter ended April 30			Six months ended April 30		
	2002	2001	% Change	2002	2001	% Change
Operating results						
(millions of dollars)						
Total revenues (taxable equivalent basis)	$ 827	$ 798	4	$ 1 632	$ 1 560	5
Income before goodwill charges	122	145	(16)	268	287	(7)
Net income	122	140	(13)	268	278	(4)
Return on common shareholders' equity before goodwill charges	13,1 %	16,6 %		14,1 %	16,3 %	
Per common share						
Income before goodwill charges	$ 0,62	$ 0,71	(13)	$ 1,35	$ 1,42	(5)
Net income	0,62	0,69	(10)	1,35	1,37	(2)
Dividends paid	0,24	0,21	14	0,45	0,40	13
Book value				19,53	18,08	8
Stock trading range						
High	34,93	31,00		34,93	31,00	
Low	29,14	26,05		24,70	23,00	
Close	33,40	26,45		33,40	26,45	

	April 30 2002	October 31 2001	% Change
Financial position			
(millions of dollars)			
Total assets	$ 74 670	$ 75 763	(1)
Loans and acceptances	44 772	48 062	(7)
Deposits	51 086	51 436	(1)
Subordinated debentures and shareholders' equity	5 545	5 763	(4)
Capital ratios - BIS			
Tier 1	10,7 %	9,6 %	
Total	14,5 %	13,1 %	
Impaired loans, net	(92)	91	
Impaired loans, net as a % of net loans and acceptances	(0,2) %	0,2 %	
Assets under administration / management	135 515	115 086	
Total personal savings	64 864	60 783	
Interest coverage	8,44	8,74	
Asset coverage	3,46	3,55	
Other information			
Number of employees	16 957	17 070	(1)
Number of branches in Canada	544	546	-
Number of banking machines	821	834	(2)

Consolidated Statement of Income

(taxable equivalent basis) (unaudited) (millions of dollars except per share amounts)	Quarter ended April 30 2002	Quarter ended January 31 2002	Quarter ended April 30 2001	Six months ended April 30 2002	Six months ended April 30 2001
Interest income and dividends					
Loans	**460**	496	627	**956**	1 307
Securities	**133**	143	194	**276**	365
Deposits with financial institutions	**43**	54	73	**97**	156
	636	693	894	**1 329**	1 828
Interest expense					
Deposits	**238**	268	487	**506**	1 035
Subordinated debentures	**27**	28	28	**55**	53
Other	**10**	11	27	**21**	50
	275	307	542	**582**	1 138
Net interest income	**361**	386	352	**747**	690
Other income					
Capital market fees	**150**	128	137	**278**	258
Deposit and payment service charges	**42**	42	39	**84**	78
Trading activities and gains on investment account securities, net	**56**	36	66	**92**	134
Card service revenues	**12**	12	21	**24**	42
Lending fees	**47**	44	43	**91**	86
Acceptances, letters of credit and guarantee	**14**	17	15	**31**	31
Securitization revenues	**49**	46	35	**95**	63
Foreign exchange revenues	**17**	15	14	**32**	31
Trust services and mutual funds	**23**	23	23	**46**	47
Other	**56**	56	53	**112**	100
	466	419	446	**885**	870
Total revenues	**827**	805	798	**1 632**	1 560
Provision for credit losses					
Related to regular operations	**130**	60	46	**190**	89
Related to a revision of the estimated allowance	**-**	185	-	**185**	-
	130	245	46	**375**	89
Operating expenses					
Salaries and staff benefits	**286**	282	266	**568**	529
Premises	**45**	44	45	**89**	90
Computers and equipment	**58**	57	58	**115**	114
Communications	**18**	18	18	**36**	36
Other	**84**	100	116	**184**	211
	491	501	503	**992**	980
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**206**	59	249	**265**	491
Income tax charge	**76**	24	95	**100**	187
	130	35	154	**165**	304
Non-controlling interest	**8**	7	7	**15**	14
Income before discontinued operations and goodwill charges	**122**	28	147	**150**	290
Discontinued operations	**-**	118	(2)	**118**	(3)
Income before goodwill charges	**122**	146	145	**268**	287
Goodwill charges	**-**	-	5	**-**	9
Net income	**122**	146	140	**268**	278
Dividends on preferred shares	**5**	7	9	**12**	18
Net income applicable to common shares	**117**	139	131	**256**	260
Number of common shares outstanding (thousands)					
Average - basic	**188 828**	190 450	189 757	**189 685**	189 666
Average - diluted	**190 260**	191 350	190 741	**190 814**	190 571
End of period				**185 109**	189 822
Income before discontinued operations and goodwill charges per common share					
Basic	**0,62**	0,11	0,73	**0,73**	1,44
Diluted	**0,62**	0,11	0,72	**0,73**	1,43
Income before goodwill charges per common share					
Basic	**0,62**	0,73	0,71	**1,35**	1,42
Diluted	**0,62**	0,73	0,71	**1,35**	1,41
Net income per common share					
Basic	**0,62**	0,73	0,69	**1,35**	1,37
Diluted	**0,62**	0,73	0,69	**1,35**	1,37
Dividends per common share	**0,24**	0,21	0,21	**0,45**	0,40

Segment Disclosure

Quarter ended April 30
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net interest income (1)	**241**	241	**70**	72	**77**	60	**(27)**	(21)	**361**	352
Other income (1)	**235**	243	**34**	35	**161**	124	**36**	44	**466**	446
Total revenues	**476**	484	**104**	107	**238**	184	**9**	23	**827**	798
Operating expenses	**362**	360	**39**	37	**103**	92	**(13)**	14	**491**	503
Contribution	**114**	124	**65**	70	**135**	92	**22**	9	**336**	295
Provision for credit losses (3)	**25**	21	**21**	22	**10**	4	**74**	(1)	**130**	46
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**89**	103	**44**	48	**125**	88	**(52)**	10	**206**	249
Income taxes (1)	**33**	38	**16**	19	**45**	34	**(18)**	4	**76**	95
Non-controlling interest	**-**	-	**-**	-	**1**	1	**7**	6	**8**	7
Income before discontinued operations and goodwill charges	**56**	65	**28**	29	**79**	53	**(41)**	-	**122**	147
Discontinued operations	**-**	-	**-**	-	**-**	-	**-**	(2)	**-**	(2)
Income before goodwill charges	**56**	65	**28**	29	**79**	53	**(41)**	(2)	**122**	145
Average assets	**27 699**	27 382	**11 310**	11 621	**39 055**	38 636	**(6 992)**	(7 014)	**71 072**	70 625

Six months ended April 30
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net interest income (2)	**491**	479	**141**	141	**169**	107	**(54)**	(37)	**747**	690
Other income (2)	**469**	477	**70**	72	**275**	246	**71**	75	**885**	870
Total revenues	**960**	956	**211**	213	**444**	353	**17**	38	**1 632**	1 560
Operating expenses	**718**	702	**77**	71	**200**	176	**(3)**	31	**992**	980
Contribution	**242**	254	**134**	142	**244**	177	**20**	7	**640**	580
Provision for credit losses (3)	**49**	49	**41**	36	**15**	14	**270**	(10)	**375**	89
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**193**	205	**93**	106	**229**	163	**(250)**	17	**265**	491
Income taxes (2)	**69**	76	**34**	41	**84**	64	**(87)**	6	**100**	187
Non-controlling interest	**-**	-	**-**	-	**2**	2	**13**	12	**15**	14
Income before discontinued operations and goodwill charges	**124**	129	**59**	65	**143**	97	**(176)**	(1)	**150**	290
Discontinued operations	**-**	-	**-**	-	**-**	-	**118**	(3)	**118**	(3)
Income before goodwill charges	**124**	129	**59**	65	**143**	97	**(58)**	(4)	**268**	287
Average assets	**27 818**	27 202	**11 449**	11 729	**38 876**	36 771	**(7 100)**	(5 719)	**71 043**	69 983

Personal Banking and Wealth Management This segment comprises the branch network, intermediary services, full-service retail brokerage, discount brokerage, mutual funds, trust services, credit cards ad insurance.

Commercial Banking This segment includes commercial banking services in Canada and real estate.

Financial Markets, Treasury and Investment Banking This segment consists of corporate financing ang lending, treasury operations, which include asset and liability management, corporate brokerage and portfolio management.

Other This segment comprises securitization operations, gains from the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized services units.

(1) Net interest income was grossed up by $5 million ($12 million in 2001) and other income by $8 million ($6 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.
(2) Net interest income was grossed up by $10 million ($24 million in 2001) and other income by $46 million ($16 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.
(3) Provisions for credit losses for the business segments are determined based on expected losses, which are established through statistical analyses.

03 SEP 22 7:21

NEWS RELEASE TRANSMITTED BY CCN NEWSWIRE

FOR: NATIONAL BANK OF CANADA

TSE SYMBOL: NA

DECEMBER 6, 2001 - 10:19 EST

National Bank Declares Record Earnings of $627 Million for Fiscal 2001, for an Increase of 26%

MONTREAL, QUEBEC--National Bank of Canada today announced its results for the fourth quarter and for the year ended October 31, 2001. Highlights of these results are presented below.

For the quarter:

/T/

* Income before discontinued operations and goodwill charges of $163 million or 81 cents per share

* Return on common shareholders' equity before discontinued operations and goodwill charges of 17.2% as against 14.9% for the corresponding quarter of 2000

* Income before goodwill charges of $147 million or 73 cents per share, up 7% over the same period last year

* Return on common shareholders' equity before goodwill charges of 15.4% versus 15.8% for the fourth quarter of 2000

* Improvement in efficiency ratio, excluding discontinued operations and non-recurring items, which went from 64.5% to 63.3%

* Gain of $76 million, on a taxable equivalent basis, resulting from the sale of the Bank's merchant credit card operations as part of a strategic alliance with Global Payments Inc.

* Withdrawal from asset-based lending operations in the United States

For fiscal 2001:

* Income before discontinued operations and goodwill charges of $627 million or $3.11 per share, up 26% from a year ago. Excluding the gain from the sale of merchant credit card operations, income before discontinued operations and goodwill charges for 2001 was up 18% from 2000.

* Return on common shareholders' equity before discontinued operations and goodwill charges of 17.2% for 2001 compared to 15.0% for 2000

* Income before goodwill charges of $582 million or $2.88 per share,

up 10% from a year ago

* Return on common shareholders' equity before goodwill charges of 16.0%

* Improvement in efficiency ratio, excluding discontinued operations and non-recurring items, which went from 65.8% in 2000 to 62.7% in 2001

* Tier 1 capital ratio of 9.6% versus 8.7% a year ago

Andre Berard, Chairman of the Board and Chief Executive Officer, described the results of the last fiscal year as excellent in every respect. "Despite the marked slowdown in Canada's economy and a confirmed recession in the United States," Mr. Berard said, "the National Bank succeeded in maintaining its steady growth and staying on course as regards its ambitious profitability and performance objectives."

Strategic objectives

During the fiscal year just ended, the National Bank attained all the strategic financial objectives it set for itself at the beginning of the year, as the following results demonstrate:

	Objectives	2001 results
Growth in income before goodwill charges	+ 10%/year	10%
Return on common shareholders' equity before goodwill charges	15.5% - 17.5%	16.0%
Efficiency ratio	60% in 2003	62.7%*
Tier 1 capital ratio	7.75% - 8.50%	9.6%

* excluding discontinued operations and non-recurring items

Events in the fourth quarter

During the fourth quarter, the Bank demonstrated its ability to innovate by rolling out new services and finalizing a partnership. Below is a brief description of the highlights of the fourth quarter of 2001:

* New Wireless Internet access: On August 30, 2001, the National Bank announced its new Wireless Internet banking service. Now, clients who have a cell phone compatible with the Bell Mobility Internet mobile service can use their cell phone to access most of the services available on the National Bank's website.

* Introduction of a new business line, National Bank Wealth

Management: In order to be well positioned and take advantage of the high growth prospects afforded by the rapidly growing wealth management market, the Bank has just created a new business line: National Bank Wealth Management. Its target market consists of clients in our "Upscale" and "Wealthy" market segments as well as business people and professionals. Deployment of this new sales force has already begun in the Laval/North Shore region. It will soon be extended to the Monteregie region, to be followed with implementation in all our regions in Quebec.

* Agreement with Global Payments Inc. finalized: The Bank completed the sale it had announced on June 27, 2001 of its merchant credit card operations as part of a strategic alliance with Global Payments Inc.

"Lastly," Mr. Berard concluded, "the year's remarkable results are due to the sustained efforts made by each member of the National Bank group. It clearly demonstrates the high level of efficiency and competence we have instilled throughout the entire group, and which are our guarantee of continued success in the future."

Quarterly financial statements are available at all times on the National Bank of Canada website at www.nbc.ca/investorrelations.

Conference call on fourth-quarter results

- A conference call for financial analysts will be held on December 6, 2001 at 2:00 p.m.
- Access by telephone: 1-800-478-9326 or (416) 695-5801.
- Investors and media representatives will be able to listen in on the conference call.
- The conference call will be broadcast live via the Internet at www.nbc.ca/investorrelations.
- Supplementary financial information and a slide presentation are available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call

- A recording of the conference call can be heard until December 17, 2001 by calling 1-800-408-3053 or (416) 695-5800. The access code is 971637.
- A recording of the conference call will also be available on the Internet after the call at www.nbc.ca/investorrelations.

/T/

MANAGEMENT'S REPORT

For the fourth quarter ended October 31, 2001, the National Bank recorded income before discontinued operations and goodwill charges of $163 million or 81 cents per share, compared to $131 million or 65 cents per share for the same period of fiscal 2000.

Return on common shareholders' equity before discontinued operations and goodwill charges was 17.2% versus 14.9% for the fourth quarter of 2000.

Income before discontinued operations and goodwill charges for the fiscal year ended October 31, 2001 was $627 million or $3.11 per share, up 26% from $499 million or $2.49 a year earlier. Excluding discontinued operations, income before goodwill charges was $582 million or $2.88 per share as against $528 million or $2.65 per share, for an increase of 10%. Return on common shareholders' equity before discontinued operations and goodwill charges was 17.2% for fiscal 2001 versus 15.0% for fiscal 2000. Excluding discontinued operations, return on shareholders' equity remained stable at its 2000 level of 16.0%.

Results by segment

For the purpose of presenting the financial results by business segment, commercial operations in the United States have been excluded and are presented separately under the Other segment since, at the end of October 2001, the Bank had concluded a firm agreement to sell its asset-based lending operations in the United States.

Earnings for Personal Banking and Wealth Management amounted to $62 million for the fourth quarter of 2001 compared to $67 million for the corresponding period of 2000. Net interest income for the quarter reached $254 million, compared to $235 million for the same quarter last year. The increase was primarily attributable to higher spreads on personal loans, especially mortgage loans and credit card advances, because of the lower cost of financing. However, other income was $225 million, down $30 million from the last quarter of 2000 due to the decline in brokerage activities in the fourth quarter of 2001 and a one-time gain recorded by the insurance sector in the corresponding quarter of 2000. Operating expenses for the quarter were $361 million compared to $356 million for the same period a year ago, representing an increase of less than 2%. The provision for credit losses totalled $27 million versus $22 million for the fourth quarter in fiscal 2000. This increase reflects changes in credit risk given current economic conditions.

For the fiscal year ended October 31, 2001, Personal Banking and Wealth Management earnings were $275 million, up 3% from the $268 million recorded for the corresponding quarter of 2000. Net interest income was $989 million for fiscal 2001, up $74 million or more than 8% chiefly because of the improved interest margin, which went from 3.39% of average assets in 2000 to 3.60% in 2001. Loan volumes rose by approximately 5%, excluding the withdrawal of certain products that did not generate the required yields, while deposits were up by nearly 4%. Other income decreased by $54 million from $995 million in 2000 to $941 million this year. The slowdown on capital markets had a direct impact on trading volume which reduced the revenues of National Bank Financial and the

correspondent network by a total of more than $75 million. This decrease was partly offset by the rise in trading by retail clients and in income from trust operations. Operating expenses for the year amounted to $1,398 million as against $1,375 million in 2000. The increase was kept below 2% owing to a change in the mix of revenue sources as well as efforts to rationalize banking operations. The provision for credit losses in Personal Banking and Wealth Management totalled $98 million versus $90 million in 2000. As was the case for the quarter, changes in credit risk profile mainly accounted for the increase.

Earnings for Commercial Banking in Canada amounted to $24 million for the quarter compared to $33 million for the same period a year earlier. The decline in income was almost wholly attributable to the provision for credit losses which totalled $20 million this quarter as against $10 million for the final quarter of 2000. The rapid deterioration in the economy in the fourth quarter affected the level of expected losses attributed to each segment based on credit risk. Moreover, net interest income remained relatively stable at $65 million versus $64 million for the same quarter in 2000, as the lower volume of loans and acceptances was offset by the improved interest spread which, in fact, widened to 2.71% from 2.55% in the fourth quarter of 2000. Operating expenses amounted to $37 million in the fourth quarter of 2001 compared to $34 million for the same quarter last year. The rise was in part due to fine-tuning the allocation of certain centralized expenses.

Commercial Banking's contribution before loan losses and income taxes was $240 million in 2001 compared to $238 million in 2000 as revenues increased 2% over 2000. The provision for credit losses for the year was $62 million as against $42 million in fiscal 2000. Net of income taxes, Commercial Banking earnings amounted to $110 million in 2001 versus $120 million in 2000.

For Financial Markets, Treasury and Investment Banking, earnings of $57 million for the fourth quarter, before goodwill charges, were relatively stable compared to the corresponding quarter of 2000. At $208 million, revenues were up $17 million or close to 9%. Corporate lending activities and treasury operations, particularly trading, accounted for most of this increase, which was partly offset by a decline in institutional activities at National Bank Financial. However, the increase in revenues was cancelled out by the $19 million rise in fourth-quarter operating expenses and by higher provisions for credit losses which went from $4 million in the fourth quarter of 2000 to $10 million this quarter.

For the fiscal year ended October 31, 2001, Financial Markets, Treasury and Investment Banking earnings before goodwill charges reached $217 million, up 22% over 2000. Revenues rose $93 million or more than 13% to reach $780 million in 2001, owing primarily to treasury and corporate lending activities. Operating expenses at $387 million increased less than 5%, which had a favourable impact on the efficiency ratio, which went from 53.7% in 2000 to 49.6% in

2001. The improved ratio was mainly due to the fact that this year's mix of revenue sources had lower variable expenses. The provision for credit losses totalled $39 million for fiscal 2001 versus $16 million last year.

The Other segment consists primarily of securitization activities and operating expenses that are not allocated to any specific segment. This year, revenues for the Other segment included a gain of $76 million, on a taxable equivalent basis, from the sale of the Bank's merchant credit card operations as part of a strategic alliance with Global Payments Inc. In 2000, a gain of $136 million, on a taxable equivalent basis, was recorded following the sale of SIBN Inc., the Bank's information technology subsidiary, to Cognicase Inc. Moreover, operating expenses for the Other segment in 2000 included restructuring charges, expenses for upgrading information technology systems and certain other costs totalling $120 million. Lastly, net income from asset-based lending operations in the United States are presented as "Discontinued operations" in the Other segment. In 2001, these operations recorded losses of $45 million in contrast to fiscal 2000 when they generated income of $29 million. The provision for credit losses, which went from $16 million in 2000 to $120 million in 2001, was mainly responsible for the difference.

Revenues

For the fourth quarter of 2001, total revenues, on a taxable equivalent basis, were $875 million, up 15% from the $759 million recorded for the fourth quarter of 2000. Of this increase, a net gain of $76 million on a taxable equivalent basis was attributable to the sale of our merchant credit card operations as part of a strategic alliance with Global Payments Inc. The remainder was due, among other things, to the 9% growth in revenues at Financial Markets, Treasury and Investment Banking.

Net interest income, on a taxable equivalent basis, totalled $340 million versus $291 million for the corresponding quarter of 2000, for an increase of 17%. The substantial growth in net interest income was chiefly generated by higher spreads in the Personal and Corporate Banking segments as well as revenues from treasury operations.

Other income, on a taxable equivalent basis, amounted to $535 million as against $468 million for the fourth quarter of 2000, for an increase of $67 million or 14%. The $76 million gain recorded by the Bank on the sale of its merchant credit card operations was partially offset by the lower revenues generated by its brokerage subsidiaries.

For fiscal 2001, total revenues, on a taxable equivalent basis, reached $3,247 million compared to $3,172 million in 2000. Excluding this year's gain of $76 million and the gain of $136 million on the sale of the Bank's information technology subsidiary in 2000, total revenues grew by more than 4% over

fiscal 2000. Higher revenues from the branch network, credit card advances, commercial and corporate loans as well as treasury operations were partly offset by lower revenues from brokerage activities.

Net interest income, on a taxable equivalent basis, for fiscal 2001 amounted to $1,389 million, up $157 million or 13%. The increase was attributable to treasury operations as well as higher spreads on personal loans, commercial loans and corporate lending activities.

Other income on a taxable equivalent basis in 2001 was down $82 million in relation to 2000 when the Bank recorded a gain of $136 million on the sale of its information technology subsidiary. This year, the $76 million gain on the sale of the Bank's merchant credit card operations was more than offset by the decline in brokerage revenues.

Operating expenses

Operating expenses for the fourth quarter of 2001 were $506 million compared to $490 million for the corresponding quarter of 2000, for an increase of $16 million or 3%. The efficiency ratio, or operating expenses as a percentage of total revenues (adjusted for non-recurring items), went from 64.5% in the fourth quarter of 2000 to 63.3% this quarter. For fiscal 2001, operating expenses reached $1,989 million compared to $2,120 million for the corresponding period of 2000, when the Bank recorded restructuring charges, expenses for upgrading its information technology systems and certain other costs totalling $120 million. The efficiency ratio (adjusted for non-recurring items) for fiscal 2001 stood at 62.7% versus 65.8% in 2000.

Loan losses and impaired loans

The provision for credit losses for fiscal 2001 was $205 million compared to $184 million in 2000, for an increase of $21 million or 11%. With respect to loan losses on discontinued operations, $120 million in 2001 and $16 million in 2000 were charged to a separate heading related to discontinued operations.

Net impaired loans as at October 31, 2001 stood at $91 million versus $44 million as at October 31, 2000. Of the impaired loans outstanding for 2001, discontinued operations accounted for $117 million, compared to $51 million as at October 31, 2000. Excluding discontinued operations, impaired loans were down $19 million from a year ago.

Assets

As at October 31, 2001, the Bank had total assets of $75.8 billion, virtually unchanged from October 31, 2000, with most of the main items showing minimal variances from last year.

Savings

Total personal savings administered by the Bank stood at $61 billion as at October 31, 2001, compared to $62 billion as at October 31, 2000. The decline in the market value of assets under administration was offset by the 2.7% increase in personal deposits.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 9.6% and 13.1% respectively, compared to 8.7% and 11.4% a year earlier. The improvement in the Tier 1 capital ratio was due to the $1.1 billion decrease in risk-weighted assets and to internally generated funds. In addition to the above items, the issue of a $300 million debenture in the first quarter contributed to the improvement in the total capital ratio.

Moreover, on November 16, 2001, the Bank redeemed $92 million of Series 10 non-cumulative preferred shares. This redemption will reduce Tier 1 and total capital ratios by 21 basis points.

Dividends

At its meeting on December 6, 2001, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 21 cents per common share, payable on February 1, 2002 to shareholders of record on December 27, 2001.

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters.

By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments.

Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

/T/

Highlights

(Unaudited)	Quarter ended October 31		
	2001	2000	% Change
Results of operations (millions of dollars)			
Total revenues (taxable equivalent basis)	$875	$759	15
Income before discontinued operations and goodwill charges	163	131	24
Income before goodwill charges	147	137	7
Net income	142	132	8
Return on common shareholders' equity before discontinued operations and goodwill charges	17.2%	14.9%	
Return on common shareholders' equity before goodwill charges	15.4%	15.8%	
Per common share			
Income before discontinued operations and goodwill charges	$0.81	$0.65	25
Income before goodwill charges	0.73	0.68	7
Net income	0.71	0.65	9
Dividends paid	0.21	0.19	11
Book value			
Stock trading range			
-High	30.20	25.25	
-Low	24.25	21.05	
-Close	24.25	24.95	

Highlights

(Unaudited)	Fiscal year ended October 31		
	2001	2000	% Change
Results of operations (millions of dollars)			
Total revenues (taxable equivalent basis)	$3,247	3,172	2
Income before discontinued operations and goodwill charges	627	499	26
Income before goodwill charges	582	528	10
Net income	563	509	11
Return on common shareholders' equity before discontinued operations and goodwill charges	17.2%	15.0%	
Return on common shareholders' equity before goodwill charges	16.0%	16.0%	
Per common share			
Income before discontinued operations and goodwill charges	$3.11	$2.49	25
Income before goodwill charges	2.88	2.65	9
Net income	2.78	2.54	9
Dividends paid	0.82	0.75	9
Book value	19.04	17.60	
Stock trading range			
-High	31.00	25.25	
-Low	23.00	16.40	
-Close	24.25	24.95	
Financial position (millions of dollars)			
Total assets	$75,763	$75,827	-
Loans and acceptances	48,062	50,379	(5)
Deposits	51,436	50,473	2
Subordinated debentures and shareholders' equity	5,763	5,189	11
Capital ratios - BIS			
-Tier 1	9.6%	8.7%	
-Total	13.1%	11.4%	
Impaired loans, net	$91	$44	
Impaired loans, net as a % of net loans and acceptances	0.2%	0.1%	
Assets under administration /			

management	$115,086	$117,982	
Total personal savings	60,783	61,537	
Interest coverage	8.74	9.37	
Asset coverage	3.55	3.46	
Other information			
Number of employees	17,070	16,616	3
Number of branches in Canada	546	586	(7)
Number of banking machines	834	802	4

Consolidated Statement of Income
(Taxable equivalent basis)

(unaudited) (millions of dollars)	Quarter ended October 31 2001	July 31 2001	October 31 2000
Interest income and dividends			
Loans	$573	$612	$668
Securities	123	162	148
Deposits with financial institutions	63	70	72
	759	844	888
Interest expense			
Deposits	382	433	534
Subordinated debentures	28	28	33
Other	9	24	30
	419	485	597
Net interest income	340	359	291
Other income			
Capital market fees	112	123	135
Deposit and payment service charges	41	41	40
Trading activities and gains on investment account securities, net	103	72	103
Card service revenues	19	24	23
Lending fees	44	46	51
Acceptances, letters of credit and guarantee	17	17	15
Securitization of assets	54	41	27
Foreign exchange revenues	15	15	14

Trust services and mutual funds	24	25	22
Other (1)	106	49	38
	535	453	468
Total revenues	875	812	759
Provision for credit losses	98	18	40
	777	794	719
Operating expenses			
Salaries and staff benefits	269	265	276
Premises	41	44	44
Computers and equipment	55	65	64
Communications	15	17	19
Other (1)	126	112	87
	506	503	490
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	271	291	229
Income taxes	100	111	91
	171	180	138
Non-controlling interest	8	6	7
Income before discontinued operations goodwill charges	163	174	131
Discontinued operations	(16)	(26)	6
Income before goodwill charges	147	148	137
Goodwill charges	5	5	5
Net income	142	143	132
Dividends on preferred shares	8	9	9
Net income applicable to common shares	$134	$134	$123
Average number of common shares (thousands)			
- Basic	190,311	190,062	189,444
- Diluted			
Income per common share before discontinued operations goodwill charges			
- Basic	$0.81	$0.87	$0.65
- Diluted	0.70	0.70	0.65
Income per common share before goodwill charges			
- Basic	0.73	0.73	0.68

- Diluted	0.72	0.73	0.67
Net income per common share			
- Basic	0.71	0.70	0.65
- Diluted	0.81	0.86	0.64
Dividend per common share	0.21	0.21	0.19

(1) Other income includes a gain of $135 million (taxable equivalent basis) on the sale of a subsidiary. Operating expenses include $120 million in expenses related to restructuring, improvements to the electronic infrastructure and the write-off of integration expenses as well as charges with respect to a service contract.

Consolidated Statement of Income
(Taxable equivalent basis)

(unaudited) (millions of dollars)	Fiscal year ended October 31 2001	October 31 2000
Interest income and dividends		
Loans	$2,493	$2,619
Securities	650	690
Deposits with financial institutions	289	232
	3,432	3,541
Interest expense		
Deposits	1,851	2,105
Subordinated debentures	109	115
Other	83	89
	2,043	2,309
Net interest income	1,389	1,232
Other income		
Capital market fees	493	566
Deposit and payment service charges	160	155
Trading activities and gains on investment account securities, net	307	318
Card service revenues	86	85
Lending fees	175	171
Acceptances, letters of credit and guarantee	65	60
Securitization of assets	157	99
Foreign exchange revenues	61	52
Trust services and mutual funds	96	87
Other (1)	258	347

	1,858	1,940
Total revenues	3,247	3,172
Provision for credit losses	205	184
	3,042	2,988
Operating expenses		
Salaries and staff benefits	1,064	1,129
Premises	173	177
Computers and equipment	235	254
Communications	69	71
Other (1)	448	489
	1,989	2,120
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	1,053	868
Income taxes	398	343
	655	525
Non-controlling interest	28	26
Income before discontinued operations goodwill charges	627	499
Discontinued operations	(45)	29
Income before goodwill charges	582	528
Goodwill charges	19	19
Net income	563	509
Dividends on preferred shares	35	28
Net income applicable to common shares	$528	$481
Average number of common shares (thousands)		
- Basic	189,928	189,214
- Diluted	190,815	192,243
Income per common share before discontinued operations goodwill charges		
- Basic	$3.11	$2.49
- Diluted	3.10	2.46
Income per common share before goodwill charges		
- Basic	2.88	2.65
- Diluted	2.86	2.62
Net income per common share		
- Basic	2.78	2.54

- Diluted	2.76	2.52
Dividend per common share	0.82	0.75

(1) Other income includes a gain of $135 million (taxable equivalent basis) on the sale of a subsidiary. Operating expenses include $120 million in expenses related to restructuring, improvements to the electronic infrastructure and the write-off of integration expenses as well as charges with respect to a service contract.

Segment Disclosures
Quarter ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking	
	2001	2000	2001	2000
Net interest income	254	235	65	64
Other income	225	255	31	32
Total revenues	479	490	96	96
Operating expenses	361	356	37	34
Contribution	118	134	59	62
Provision for credit losses	27	22	20	10
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	91	112	39	52
Income taxes	29	45	15	19
Non-controlling interest	-	-	-	-
Income before discontinued operations and goodwill charges	62	67	24	33
Discontinued operations	-	-	-	-
Income before goodwill charges	62	67	24	33
Average assets	27,739	27,248	9,505	9,966

Segment Disclosures

Quarter ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Financial Markets, Treasury and Investment Banking		Other	
	2001	2000	2001	2000
Net interest income	55	16	(34)	(24)
Other income	153	175	126	6
Total revenues	208	191	92	(18)
Operating expenses	105	86	3	14
Contribution	103	105	89	(32)
Provision for credit losses	10	4	41	4
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	93	101	48	(36)
Income taxes	35	43	21	(16)
Non-controlling interest	1	-	7	7
Income before discontinued operations and goodwill charges	57	58	20	(27)
Discontinued operations	-	-	(16)	6
Income before goodwill charges	57	58	4	(21)
Average assets	37,607	37,275	(3,119)	(992)

Segment Disclosures
Quarter ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Total	
	2001	2000
Net interest income	340	291
Other income	535	468
Total revenues	875	759
Operating expenses	506	490

Contribution	369	269
Provision for credit losses	98	40
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	271	229
Income taxes	100	91
Non-controlling interest	8	7
Income before discontinued operations and goodwill charges	163	131
Discontinued operations	(16)	6
Income before goodwill charges	147	137
Average assets	71,732	73,497

Fiscal year ended October 31

(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking	
	2001	2000	2001	2000
Net interest income	989	915	262	250
Other income	941	995	124	128
Total revenues	1,930	1,910	386	378
Operating expenses	1,398	1,375	146	140
Contribution	532	535	240	238
Provision for credit losses	98	90	62	42
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	434	445	178	196
Income taxes	159	177	68	76
Non-controlling interest	-	-	-	-
Income before discontinued operations and goodwill				

charges	275	268	110	120
Discontinued operations	-	-	-	-
Income before goodwill charges	275	268	110	120
Average assets	27,452	26,983	9,694	10,004

Fiscal year ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Financial Markets, Treasury and Investment Banking		Other	
	2001	2000	2001	2000
Net interest income	240	110	(102)	(43)
Other income	540	577	253	240
Total revenues	780	687	151	197
Operating expenses	387	369	58	236
Contribution	393	318	93	(39)
Provision for credit losses	39	16	6	36
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	354	302	87	(75)
Income taxes	134	123	37	(33)
Non-controlling interest	3	1	25	25
Income before discontinued operations and goodwill charges	217	178	25	(67)
Discontinued operations	-	-	(45)	29
Income before goodwill charges	217	178	(20)	(38)
Average assets	37,958	37,590	(2,033)	(770)

Fiscal year ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Total

	2001	2000
Net interest income	1,389	1,232
Other income	1,858	1,940
Total revenues	3,247	3,172
Operating expenses	1,989	2,120
Contribution	1,258	1,052
Provision for credit losses	205	184
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	1,053	868
Income taxes	398	343
Non-controlling interest	28	26
Income before discontinued operations and goodwill charges	627	499
Discontinued operations	(45)	29
Income before goodwill charges	582	528
Average assets	73,071	73,807

/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
National Bank of Canada
Michel Labonte
Senior Vice-President, Finance and Control
(514) 394-8610
or
National Bank of Canada
Jean Dagenais
Vice-President and Chief Accountant
(514) 394-6233
or
National Bank of Canada
Elaine Carr
Director, Investor Relations
(514) 394-0296
or
National Bank of Canada
Carole Gagne

Senior Manager, Public Relations and Communications
(514) 394-6991

NEWS RELEASE TRANSMITTED BY CCN NEWSWIRE

FOR: NATIONAL BANK OF CANADA

TSE SYMBOL: NA

AUGUST 30, 2001 - 10:25 EDT

National Bank Declares Record Earnings of $148 Million (+11%) for the Third Quarter of 2001

MONTREAL, QUEBEC--National Bank of Canada today announced its results for the third quarter ended July 31, 2001. Highlights of these results are presented below:

/T/

- Income before goodwill charges of $148 million or 73 cents per share, up 11% over the corresponding quarter of 2000

- Return on common shareholders' equity before goodwill charges of 15.9%

- Improvement in efficiency ratio, which went from 65.1%* to 62.1%

The highlights for the nine months ended July 31, 2001 are:

- Income before goodwill charges of $436 million or $2.16 per share, up 10.9% over the corresponding period of 2000

- Return on common shareholders' equity before goodwill charges of 16.2%

- Improvement in efficiency ratio, which went from 65.6%* to 62.3%*

- Tier 1 capital ratio of 9.5% versus 8.3% a year ago

* excluding non-recurring items

Andre Berard, Chairman of the Board and Chief Executive Officer of the National Bank, was extremely pleased with the record results posted by the Bank for yet another quarter, despite the difficult economic conditions.

"Growing apprehension on financial markets about the health of the global economy and stock market turmoil proved justified in the last quarter but the Bank's profitability was not affected," Mr. Berard stated. "Since the start of the year, the record earnings we've achieved clearly show that the Bank's financial base is extremely solid, ranking it among Canada's most profitable financial companies."

Strategic objectives

After three quarters, the National Bank has attained the strategic financial objectives it set for itself at the beginning of the year, as the following results demonstrate:

	Objectives	9 months
Growth in income before goodwill charges	+ 10%/year	10.9%
Return on common shareholders' equity before goodwill charges	15.5% - 17.5%	16.2%
Efficiency ratio	60% in 2003	62.3%*
Tier 1 capital ratio	7.75% - 8.50%	9.5%

* excluding non-recurring items

Events in the third quarter

Below is a brief description of agreements and partnerships concluded by the National Bank during the third quarter.

- Assante chooses the National Bank in a series of banking partnerships. On June 5, 2001, the Assante Corporation announced the first in a series of agreements designed to provide banking products and services to its clients. National Bank of Canada, under a non-exclusive agreement, will develop financial and banking products that are adapted to the needs of Assante customers. The National Bank will therefore develop and market under the Assante name bank accounts with chequing privileges, debit cards, personal lines of credit, retirement savings plans and loans, new mortgage services and guaranteed investment certificates. Telephone and Internet banking as well as an extended network of National Bank banking machines will be included with the offering of Assante banking products and services.

- The National Bank joins forces with THE EXCHANGE banking machine network. National Bank of Canada and Ficanex Services Limited Partnership, exclusive holder of the Canadian licence for THE EXCHANGE banking machine network, announced in Vancouver on June 11 that an agreement had been signed under which 529 EXCHANGE banking machines would be added to the 823 ABMs the National Bank already operates, bringing the Bank's network of banking machines in Canada to 1,352. The banking machines in THE EXCHANGE network are primarily located in Ontario and Western Canada. In addition, with this agreement, National Bank clients can now withdraw cash at any of the 10,000 EXCHANGE banking machines in the United States.

- The National Bank and Global Payments form a strategic alliance to market products and services to merchants. On June 27, 2001, National Bank of Canada and Global Payments Inc. announced the creation of a 10-year alliance to promote and sell credit card merchant products and services to merchant clients of the National Bank. Under this agreement, which has been submitted to regulatory

authorities for approval, the National Bank's operations relating to credit card merchant payment solutions will be acquired by Global Payments Inc. for a purchase price of approximately $72 million. Moreover, the National Bank will refer its commercial clients to Global Payments for credit card merchant products and services.

The Bank also distinguished itself during the third quarter for the quality of its service and innovations. A few examples are presented below:

- According to a Dalbar study, National Bank Discount Brokerage Inc. ranks first for quality of service. Of the main discount brokerage firms offering services to French-speaking clients, National Bank Discount Brokerage Inc. is the firm that offers the best customer service over the telephone. This was the finding of a recent study by Dalbar, a leading research firm in the field of financial services, which evaluated discount brokerage companies based on certain criteria for telephone service.

- Special distinction for National Bank Financial's research team. In the most recent survey of Canadian institutional portfolio managers conducted by Brendan Wood, NBF ranked first for the quality of its research. It took top honours for each of the five aspects of quality research, namely, quality of investment ideas, knowledge of the sector, level of contact, quality of financial studies and the credibility of analysts' work. NBF analysts were among the top three in their category for 11 of the economic sectors on which research is done.

- The National Bank announced its new interactive Internet transaction platform which features several new functions. At the beginning of July, the National Bank introduced a new platform for its Direct.N@t transaction site which is accessible via the Internet at www.nbc.ca. This leading-edge and highly secure platform, developed by Cognicase and IBM, offers several new functions such as a consolidated statement, the webdoxs Internet document delivery service and mutual fund transactions.

- Faster trading for autonomous investors - Express mode brokerage by National Bank Discount Brokerage Inc. is now offered to investors outside Quebec. The securities commissions of Ontario and British Columbia gave National Bank Discount Brokerage the green light to extend its Express mode brokerage outside Quebec. Autonomous investors in both these provinces can now choose a brokerage mode that allows them to execute their trades directly with stock exchanges electronically (Internet, cell phone, etc.) without a broker being required to check the suitability of their trades versus their investment objectives and risk tolerance.

Mr. Berard also stressed that the Bank owes its strong results to an increasingly diverse range of products and services and unceasing efforts to make the Bank more accessible to all its clients. "In the third quarter alone, we not only expanded our banking machine network by over 60% by teaming up with THE EXCHANGE network but we also

substantially improved our Internet services, particularly those available through our Direct.N@t trading site. The quality of our service is also up sharply," he noted, "as evidenced by the top ranking given by Dalbar to National Bank Discount Brokerage for the quality of its customer service. In short, if the National Bank is now one of Canada's most profitable companies, it is first and foremost because its success is built on providing service of the highest calibre," Mr. Berard concluded.

In addition, on July 5, the Board of Directors of the Bank announced that Real Raymond would succeed Andre Berard as President and Chief Executive Officer of the National Bank in March 2002. Mr. Raymond, previously President of the Personal and Commercial Bank, has been chosen to succeed Andre Berard, Chairman of the Board and Chief Executive Officer of National Bank of Canada, as of March 2002. To ensure a smooth transition, Mr. Raymond was named President and Chief Operating Officer on July 5. Mr. Berard will remain Chairman of the Board of the Bank after March 2002.

Quarterly financial statements are available at all times on the National Bank of Canada website at www.nbc.ca/investorrelations.

Conference call on third-quarter results

- A conference call for financial analysts will be held on August 30, 2001 at 2:00 p.m.
- Access by telephone: 1-800-273-9672 or (416) 695-5806.
- Investors and media representatives will be able to listen in on the conference call.
- The conference call will be broadcast live via the Internet at www.nbc.ca/investorrelations.
- Supplementary financial information and a slide presentation are available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call

- A recording of the conference call can be heard until September 6, 2001 by calling 1-800-408-3053 or (416) 695-5800. The access code is 863827.
- A recording of the conference call will also be available on the Internet after the call at www.nbc.ca/investorrelations.

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FINANCIAL RESULTS

The National Bank earned income before goodwill charges of $148 million or 73 cents per share for the quarter ended July 31, 2001 compared to $133 million or 67 cents per share for the same period in 2000. Return on common shareholders' equity before goodwill charges was 15.9% for the quarter as against 15.8% for

the third quarter of fiscal 2000.

For the nine months ended July 31, 2001, income before goodwill charges totalled $436 million or $2.16 per share, up 10.9% from $393 million or $1.98 per share for the corresponding period of 2000. Return on common shareholders' equity before goodwill charges was 16.2% for the nine- month period ended July 31, 2001, as against 16.1% from the same period a year earlier.

Results by segment

Income for Personal Banking and Wealth Management amounted to $74 million for the third quarter of 2001, compared to $67 million for the same period in 2000, for an increase of 10%. Total revenues for the quarter, which amounted to $488 million, were up $17 million or 3.6% from a year earlier despite an $18 million decline in income from brokerage activities and the correspondent network. In fact, income from the branch network and card services rose $29 million, or almost 10%, chiefly because of the improvement in the spread which went from 3.47% in the third quarter of 2000 to 3.61% this quarter for the segment as a whole. Operating expenses were $348 million, up 3.3% from $337 million in the third quarter of 2000. The efficiency ratio improved from 71.5% in the third quarter of 2000 to 71.3% this quarter.

For the nine-month period ended July 31, 2001, income for Personal Banking and Wealth Management totalled $213 million, up 6% from $201 million for the corresponding period of 2000.

With regard to Commercial Banking, earnings were $36 million for the quarter as against $40 million for the same period last year. Net interest income rose by 5.4% to reach $98 million for the quarter. This improvement was attributable to the increase in the spread which went from 2.60% in the third quarter of 2000 to 2.90% this quarter. However, due to the slowdown in economic activity, the volume of loans and bankers' acceptances declined by approximately $800 million versus the corresponding quarter of 2000, which explains the decrease of $6 million or 14% in other income. Third-quarter operating expenses amounted to $61 million as against $55 million for the same quarter last year.

For the first nine months of fiscal 2001, income for Commercial Banking totalled $103 million versus $112 million for the same period of 2000.

For Financial Markets, Treasury and Investment Banking, income before goodwill charges reached $60 million for the third quarter, up 28% over the $47 million recorded for the corresponding period last year. Revenues amounted to $209 million, for an increase of 19%, mainly due to treasury operations and corporate lending. Moreover, the different mix of revenue sources combined with rationalization efforts had a favourable impact on operating expenses. As a result, the efficiency ratio for Financial Markets, Treasury and Investment

Banking was 47.8% for the third quarter of 2001 compared to 52.6% for the same period a year earlier.

For the nine-month period ended July 31, 2001, income for Financial Markets, Treasury and Investment Banking totalled $160 million versus $119 million for the same period last year.

Revenues

Total revenues, on a taxable equivalent basis, were $844 million for the quarter versus $925 million for the third quarter of 2000 when the Bank recorded a gain on the sale of its subsidiary SIBN Inc. Excluding this one-time gain of $135 million, revenue increased by nearly 7% for the quarter, attributable mainly to corporate loans in the Financial Markets, Treasury and Investment Banking segment and to Personal Banking and Wealth Management operations.

Net interest income, on a taxable equivalent basis, totalled $385 million versus $345 million for the corresponding quarter in 2000, for an increase of 11.6%. The substantial rise in the spread was chiefly due to the improvement in the spread for the Personal, Commercial and Corporate Banking segments as well as revenues from treasury operations.

Other income, on a taxable equivalent basis, amounted to $459 million as against $580 million for the third quarter of 2000. However, if the one-time gain is excluded, other income actually rose by $14 million or 3%. This modest increase was due primarily to the weakness in capital markets.

For the nine-month period ended July 31, 2001, total revenues, on a taxable equivalent basis, reached $2,470 million compared to $2,374 million, excluding the one-time gain, for the same period of 2000.

Operating expenses

Operating expenses for the third quarter of 2001 were $524 million compared to $634 million for the corresponding quarter of 2000. Excluding expenses of $120 million recorded in the third quarter of 2000 described on page 10, operating expenses rose only 2% this quarter. The efficiency ratio, or operating expenses as a percentage of total revenues, went from 65.1% (adjusted for non-recurring items) in the third quarter of 2000 to 62.1% this quarter. For the first nine months of fiscal 2001, operating expenses reached $1,544 million compared to $1,557 million for the corresponding period of 2000 (adjusted for non-recurring items).

Loan losses and impaired loans

The provision for credit losses was $71 million as against $62 million for the third quarter of 2000.

Net impaired loans as at July 31, 2001 stood at $82 million versus $78 million as at April 30, 2001 and $45 million as at July 31, 2000. In comparison to the previous quarter, impaired loans increased by $24 million for Real Estate and decreased by $29 million for Commercial Banking in the United States.

Assets

As at July 31, 2001, the Bank had total assets of $73.1 billion compared to $76.6 billion as at April 30, 2001 and $73.6 billion as at July 31, 2000. The $3.5 billion decline in assets over the second quarter of 2001 was attributable mainly to cash resources and securities. When compared to fiscal 2000, assets were down $500 million.

Savings

Total personal savings administered by the Bank stood at $61.7 billion as at July 31, 2001 compared to $62 billion as at July 31, 2000.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, stood at 9.5% and 12.9% respectively, compared to 9.1% and 12.5% as at April 30, 2001 and 8.3% and 11.8% as at July 31, 2000. The improvement in capital ratios over the past year was chiefly due to the decrease in risk-weighted assets and to internally generated funds.

Dividends

At its meeting on August 30, 2001, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 21 cents per common share, payable on November 1, 2001 to shareholders of record on September 27, 2001.

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters.

By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market

conditions, technological changes or regulatory developments.

Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

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Highlights

(Unaudited)	Quarter ended July 31			Nine months ended July 31		
	2001	2000	% Change	2001	2000	% Change
Results of operations (millions of dollars)						
Total revenues (taxable equivalent basis)	$844	$925	(9)	$2,470	2,509	(2)
Income before goodwill charges	148	133	11	436	393	11
Net income	143	128	12	421	377	12
Return on common shareholders' equity before goodwill charges	15.9%	15.8%		16.2%	16.1%	
Per common share						
Income before goodwill charges	$0.73	$0.67	9	$2.16	$1.98	9
Net income	0.70	0.64	9	2.07	1.89	10
Dividends paid	0.21	0.19	11	0.61	0.56	9
Book value				18.57	17.11	9
Stock trading range						
-High	30.60	24.25		31.00	24.25	
-Low	25.20	20.55		23.00	16.40	
-Close	29.97	21.50		29.97	21.50	
Financial position (millions of dollars)						
Total assets				$73,127	$73,612	(1)
Loans and acceptances				47,508	48,416	(2)
Deposits				50,367	50,002	1
Subordinated debentures and shareholders' equity				5,651	5,492	3
Capital ratios - BIS						
-Tier 1				9.5%	8.3%	
-Total				12.9%	11.8%	

Impaired loans, net	82	45	
Impaired loans, net as a % of net loans and acceptances	0.2%	0.1%	
Assets under administration / management	117,686	115,054	
Total personal savings	61,695	62,015	
Interest coverage	9.11	6.57	
Asset coverage	3.16	2.86	
Other information			
Number of employees	17,043	17,130	(1)
Number of branches in Canada	549	634	(13)
Number of banking machines	823	807	2

Consolidated Statement of Income
(Taxable equivalent basis)

(unaudited) (millions of dollars)	Quarter ended July 31 2001	April 30 2001	July 31 2000	Nine months ended July 31 2001	July 31 2000
Interest income and dividends					
Loans	$680	$708	$783	$2,163	$2,213
Securities	162	194	151	527	542
Deposits with financial institutions	70	73	64	226	160
	912	975	998	2,916	2,915
Interest expense					
Deposits	475	542	608	1,634	1,757
Subordinated debentures	28	28	30	81	82
Other	24	27	15	74	59
	527	597	653	1,789	1,898
Net interest income	385	378	345	1,127	1,017
Other income					
Capital market fees	123	137	134	381	431
Deposit and payment service charges	41	39	39	119	115
Trading activities and gains on investment account securities, net	72	65	56	204	215
Card service revenues	49	44	45	136	125
Lending fees	52	49	47	149	139

Acceptances, letters of credit and guarantee	18	16	17	52	48
Foreign exchange revenues	15	14	15	46	38
Trust services and mutual funds	25	23	22	72	65
Other (1)	64	66	205	184	316
	459	453	580	1,343	1,492
Total revenues	844	831	925	2,470	2,509
Provision for credit losses	71	59	62	189	154
	773	772	863	2,281	2,355
Operating expenses					
Salaries and staff benefits	275	276	284	824	881
Premises	46	47	48	139	139
Computers and equipment	66	59	53	182	191
Communications	18	18	18	54	53
Other (1)	119	126	231	345	413
	524	526	634	1,544	1,677
Income before income taxes, non-controlling interest and goodwill charges	249	246	229	737	678
Income taxes	94	94	89	280	265
	155	152	140	457	413
Non-controlling interest	7	7	7	21	20
Income before goodwill charges	148	145	133	436	393
Goodwill charges	5	5	5	15	16
Net income	143	140	128	421	377
Dividends on preferred shares	9	9	7	27	19
Net income applicable to common shares	$134	$131	$121	$394	$358
Number of common shares (thousands)					
Average	190,062	189,757	189,311	189,799	189,137
End of period				190,230	189,334
Income per common share before goodwill charges					
- Basic	$0.73	$0.72	$0.67	$2.16	$1.98
- Fully diluted	0.73	0.72	0.66	2.16	1.94
Net income per common share					
- Basic	0.70	0.69	0.64	2.07	1.89
- Fully diluted	0.70	0.69	0.63	2.07	1.86
Dividend per common share	0.21	0.21	0.19	0.61	0.56

(1) Other income includes a gain of $135 million (taxable equivalent basis) on the sale of a subsidiary. Operating expenses include $120 million in expenses related to restructuring, improvements to the electronic infrastructure and the write-off of integration expenses as well as charges with respect to a service contract.

Segment Disclosures
Quarter ended July 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking	
	2001	2000	2001	2000
Net interest income	252	236	98	93
Other income	236	235	37	43
Total revenues	488	471	135	136
Operating expenses	348	337	61	55
Contribution	140	134	74	81
Provision for credit losses	22	22	16	15
Income before income taxes, non-controlling interest and goodwill charges	118	112	58	66
Income taxes	44	45	22	26
Non-controlling interest	-	-	-	-
Income before goodwill charges	74	67	36	40
Average assets	27,660	27,087	13,395	14,208

	Financial Markets, Treasury and Investment Banking		Other	
	2001	2000	2001	2000
Net interest income	81	37	(46)	(21)
Other income	128	138	58	164
Total revenues	209	175	12	143
Operating expenses	100	92	15	150

Contribution	109	83	(3)	(7)
Provision for credit losses	11	5	22	20
Income before income taxes, non-controlling interest and goodwill charges	98	78	(25)	(27)
Income taxes	37	31	(9)	(13)
Non-controlling interest	1	-	6	7
Income before goodwill charges	60	47	(22)	(21)
Average assets	37,748	36,733	(6,382)	(4,453)

	Total	
	2001	2000
Net interest income	385	345
Other income	459	580
Total revenues	844	925
Operating expenses	524	634
Contribution	320	291
Provision for credit losses	71	62
Income before income taxes, non-controlling interest and goodwill charges	249	229
Income taxes	94	89
Non-controlling interest	7	7
Income before goodwill charges	148	133
Average assets	72,421	73,575

Nine months ended July 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking	
	2001	2000	2001	2000
Net interest income	735	680	285	271

Other income	716	740	114	122
Total revenues	1,451	1,420	399	393
Operating expenses	1,037	1,019	172	161
Contribution	414	401	227	232
Provision for credit losses	71	68	61	49
Income before income taxes, non-controlling interest and goodwill charges	343	333	166	183
Income taxes	130	132	63	71
Non-controlling interest	-	-	-	-
Income before goodwill charges	213	201	103	112
Average assets	27,356	26,894	13,784	13,960

	Financial Markets, Treasury and Investment Banking		Other	
	2001	2000	2001	2000
Net interest income	185	94	(78)	(28)
Other income	387	401	126	229
Total revenues	572	495	48	201
Operating expenses	282	283	53	214
Contribution	290	212	(5)	(13)
Provision for credit losses	29	13	28	24
Income before income taxes, non-controlling interest and goodwill charges	261	199	(33)	(37)
Income taxes	99	79	(12)	(17)
Non-controlling interest	2	1	19	19
Income before goodwill charges	160	119	(40)	(39)
Average assets	38,076	37,696	(5,694)	(4,638)

	Total	
	2001	2000
Net interest income	1,127	1,017
Other income	1,343	1,492

Total revenues	2,470	2,509
Operating expenses	1,544	1,677
Contribution	926	832
Provision for credit losses	189	154
Income before income taxes, non-controlling interest and goodwill charges	737	678
Income taxes	280	265
Non-controlling interest	21	20
Income before goodwill charges	436	393
Average assets	73,522	73,912

/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

National Bank of Canada
Michel Labonte
Senior Vice-President, Finance and Control
(514) 394-8610
or
National Bank of Canada
Jean Dagenais
Vice-President and Chief Accountant
(514) 394-6233
or
National Bank of Canada
Elaine Carr
Director
Investor Relations
(514) 394-0296
or
National Bank of Canada
Carole Gagne
Senior Manager, Public Relations and Communications
(514) 394-6991

NEWS RELEASE TRANSMITTED BY CCN NEWSWIRE - A SERVICE OF ITG

FOR: NATIONAL BANK OF CANADA

TSE SYMBOL: NA

MAY 31, 2001 - 10:28 EDT

National Bank Declares Record Earnings of $145 million (+ 5%) for the Second Quarter of 2001

MONTREAL, QUEBEC--National Bank of Canada today announced its results for the second quarter ended April 30, 2001. Highlights of these results are presented below:

/T/

- Income before goodwill charges of $145 million or 72 cents per share, up 5.1% from the corresponding quarter of 2000

- Return on common shareholders' equity before goodwill charges of 16.6%

- Operating expenses down from 66.0% to 62.6%* as a percentage of total revenues

The highlights for the first half of fiscal 2001 are:

- Income before goodwill charges of $288 million or $1.43 per share, up 10.8% from the corresponding period of 2000

- Return on common shareholders' equity before goodwill charges of 16.3%

- Operating expenses down from 65.8% to 62.4%* as a percentage of total revenues

- Tier 1 capital ratio of 9.1% versus 7.3% a year earlier

* excluding non-recurring charge

André Bérard, Chairman of the Board and Chief Executive Officer, stated that the National Bank had just posted its best quarter ever despite fairly difficult conditions marked by plummeting stock markets and a generalized economic slowdown. "These results," Mr. Bérard added, "attest to the gigantic strides made by the Bank in recent years," particularly in terms of profitability.

Strategic objectives

At the start of the year, the National Bank set itself certain strategic financial objectives. The following figures recap the results for the first half of fiscal 2001:

	Objectives	1st half of fiscal 2001
Growth in income before goodwill charges:	+ 10%/year	+10.8%
Return on common shareholders' equity before goodwill charges:	15.5% - 17.5%	16.3%
Efficiency ratio:	60% in 2003	62.4%*
Tier 1 capital ratio:	7.75% - 8.50%	9.1%

* excluding non-recurring charge

Events in second quarter

Below is a brief description of agreements and partnerships concluded by various Bank sectors during the second quarter.

* National Bank MasterCard and PHH Arval launch first multi-purpose commercial card for Canadian companies. Combining the commercial card expertise of National Bank MasterCard with the expertise of PHH Arval in managing business fleets has resulted in a unique system for managing business expenses that lets Canadian businesses pay and manage their travel and business promotion expenses as well as their purchases and vehicle costs using a single card.

* The Ultramar Fleet card with the National Bank signature: a credit card with more to offer businesses. April marked the launch of the very first co-branded fleet card for businesses in Canada. With a single, innovative credit card, businesses can now manage all the costs related to their business vehicles as well as travel and business promotion expenses. For businesses, this translates into real savings of time, energy and money.

* National Bank Discount Brokerage Inc. enhances its website. The clients of National Bank Discount Brokerage Inc. who trade online are now better equipped than ever before when it comes to making their investment decisions thanks to new services added to the company's InvesNET website. Further to a partnership concluded between Morningstar(C) and National Bank Discount Brokerage, the latter's clients can now access one of the primary sources of information on mutual funds in Canada. National Bank Discount Brokerage also gives its clients direct access to Advice for Investors(C), a major financial research tool, which provides a host of information on more than 4,500 Canadian companies.

/T/

In addition, a number of functions have been added to the InvesNET site to facilitate certain routine transactions such as multi-account access, the possibility of transferring mutual funds

within a given family and an improved virtual portfolio giving clients an even better overview of their portfolio.

One of the factors behind the strong showing in the second quarter was the business strategy adopted by the National Bank in recent years. For instance, "the growing number of partnerships and service agreements enable the Bank to invest in all sectors of activity at the best possible cost," Mr. Bérard declared. This strategy is especially effective for a mid-size bank such as the National Bank which benefits from the expertise of well-known partners to offer specialized services to its clients. Together with our propensity for technological innovation, as illustrated by the recent upgrades made to the National Bank Discount Brokerage website, "this strategy has ensured that the National Bank is resolutely focused on the future and, above all, committed to customer satisfaction, the two keys to success in business," Mr. Bérard concluded.

Quarterly financial statements are available at all times on the website of National Bank of Canada at www.nbc.ca/investorrelations.

A conference call for financial analysts will be broadcast live via the Internet on May 31, 2001 at 2 p.m. and will also be available to the media and individual investors over the telephone at 1-800-273-9672 or (416) 695-5806. Supplementary financial information and a slide presentation are available on the investor relations page of the National Bank's website at the following address: www.nbc.ca/investorrelations. After the conference call, a recorded version of the event will be available on the Bank's website.

A recording of the conference call can also be heard by calling 1-800-408-3053 or (416) 695-5800. The access code is 772542.

FINANCIAL RESULTS

The National Bank recorded income before goodwill charges of $145 million or 72 cents per share for the quarter ended April 30, 2001 compared to $138 million or 69 cents per share for the same period in 2000. Return on common shareholders' equity before goodwill charges was 16.6% for the quarter as against 17.2% for the second quarter of fiscal 2000. For the first six months of fiscal 2001, income before goodwill charges totalled $288 million or $1.43 per share, up 10.8% from $260 million or $1.31 per share for the first half of 2000. Return on common shareholders' equity before goodwill charges was 16.3% for the six-month period ended April 30, 2001, unchanged from the same period a year earlier.

Results by segment

Income for Personal Banking and Wealth Management amounted to $73 million for the second quarter of 2001, compared to $69 million for the same period in 2000, for an increase of 6%. The strong growth in income from personal banking activities was partially offset by the decrease in income attributable to brokerage activities. Total revenues for the quarter, which totalled $488 million, were down $11 million from a year earlier due to the $31 million decrease in income from brokerage activities and the correspondent network. Income from the branch network and card services rose $11 million or almost 4%, helping to improve the spread, which went from 3.38% in the second quarter of 2000 to 3.62% this quarter. Income from trust activities, insurance and mutual funds was up about $9 million compared to the second quarter of 2000. Operating expenses were $349 million for a $11 million decrease as against the second quarter of 2000, owing to the decline in variable expenses attributable to lower brokerage volumes. The efficiency ratio improved from 72.1% in the second quarter of 2000 to 71.5% this quarter.

For the six-month period ended April 30, 2001, income for Personal Banking and Wealth Management totalled $139 million, up 6% from $131 million for the corresponding period of 2000.

With regard to Commercial Banking, earnings were $27 million for the quarter as against $37 million for the same period in 2000. The decline was primarily due to the provision for credit losses which increased by $9 million ($6 million after tax) as well as a $6 million non-recurring charge ($4 million after tax). Net interest income rose by 3.4% to reach $91 million, chiefly owing to the increase in the spread which went from 2.52% in the second quarter of 2000 to 2.61% this quarter.

For the first half of fiscal 2001, income for Commercial Banking totalled $67 million as against $75 million for the same period of 2000. If the $6 million non-recurring charge is excluded, operating expenses represented 39.8% of total revenues, relatively unchanged from the 39.3% for the corresponding period a year earlier.

For Financial Markets, Treasury and Investment Banking, income before goodwill charges totalled $53 million for the quarter ended April 30, 2001, up 23% over the $43 million recorded for the corresponding period last year. Revenues amounted to $189 million, for an increase of 4% mainly due to treasury operations and corporate lending. Moreover, the different mix of revenue sources, rationalization efforts and completion of the First Marathon integration all had a favourable impact on operating expenses. As a result, the efficiency ratio for Financial Markets, Treasury and Investment Banking was 50.3% for the second quarter of 2001 compared to 58.2% for the same period a year earlier.

For the first six months of fiscal 2001, income for Financial Markets, Treasury and Investment Banking totalled $100 million versus $72 million for the same period of 2000.

Revenues

Total revenues, on a taxable equivalent basis, reached $831 million for the quarter versus $835 million for the second quarter of 2000, when revenues from capital markets were particularly high.

Net interest income totalled $378 million versus $347 million for the corresponding quarter in 2000, for an increase of 9%. The substantial rise in the spread was chiefly due to the improvement in the spread for the Personal Banking, Commercial Banking and Corporate Banking sectors as well as revenues from asset and liability management operations.

Other income amounted to $453 million as against $488 million for the second quarter of 2000, down $35 million, mainly due to revenues from capital markets.

For the six-month period ended April 30, 2001, total revenues on a taxable equivalent basis reached $1,626 million compared to $1,584 million for the same period a year earlier.

Operating expenses

Operating expenses for the second quarter of 2001 were $526 million compared to $551 million for the corresponding period of 2000, down 4.5%. At $276 million, salaries and staff benefits were down $41 million owing primarily to the variable remuneration paid by subsidiary National Bank Financial. Operating expenses as a percentage of total revenues went from 66% in the second quarter of 2000 to 62.6% this quarter, excluding a $6 million non-recurring charge.

For the first half of fiscal 2001, operating expenses reached $1,020 million, down 2.2% compared to the corresponding period of 2000.

Loan losses and impaired loans

The provision for credit losses for the quarter was $59 million compared with $46 million for the second quarter of 2000. The provision represented one quarter of the estimated credit losses of $236 million for fiscal 2001.

Impaired loans as at April 30, 2001 stood at $78 million as against $54 million as at January 31, 2001 and $44 million a year earlier. In comparison to the previous quarter, impaired loans increased by $68 million for Commercial Banking in the United States, while they fell by $26 million for Commercial Banking in

Canada and by $16 million for consumer and small commercial loans.

Assets

As at April 30, 2001, the Bank had total assets of $76.6 billion versus $75.2 billion as at January 31, 2001 and $74.9 billion at the end of the second quarter of 2000. The $1.4 billion increase over the first quarter stemmed primarily from cash resources and securities, which rose by $2.8 billion, while securities purchased under reverse repurchase agreements were down $1 billion. When compared to fiscal 2000, assets were up $1.7 billion. Cash resources, securities and securities purchased under reverse repurchase agreements rose $2.9 billion. Moreover, personal loans and credit card receivables declined by $1.7 billion owing to the securitization of consumer loans and credit card receivables and the Bank's decision to withdraw from indirect financing.

Savings

Total personal savings administered by the Bank stood at $62.5 billion as at April 30, 2001, up $1.7 billion in 12 months, $1.4 billion of which was attributable to National Bank Financial.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, stood at 9.1% and 12.5% respectively, compared to 8.8% and 12.1% as at January 31, 2001 and 7.3% and 10.3% as at April 30, 2000. The improvement in capital ratios over the past year was chiefly attributable to the issuance of $300 million in subordinated debentures, to the securitization of some $720 million in consumer loans and credit card receivables, and to internally generated funds.

Dividends

At its meeting on May 31, 2001, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 21 cents per common share, payable on August 1, 2001 to shareholders of record on June 28, 2001.

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters.

By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that

express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments.

Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

/T/

Highlights

(Unaudited)	Quarter ended April 30			Six months ended April 30		
	2001	2000	% Change	2001	2000	% Change
Results of operations (millions of dollars)						
Total revenues (taxable equivalent basis)	$831	$835	-	$1,626	$1,584	3
Income before goodwill charges	145	138	5	288	260	11
Net income	140	132	6	278	249	12
Return on common shareholders' equity before goodwill charges	16.60%	17.20%		16.30%	16.30%	
Per common share						
Income before goodwill charges	$0.72	$0.69	4	$1.43	$1.31	9
Net income	0.69	0.66	5	1.37	1.25	10
Dividends paid	0.21	0.19	11	0.40	0.37	8
Book value				18.08	16.66	9
Stock trading range						
-High	31.00	22.05		31.00	22.05	
-Low	26.05	17.25		23.00	16.40	
-Close	26.45	20.80		26.45	20.80	

Financial position (millions of dollars)			
Total assets	$76,628	$74,911	2
Loans and acceptances	47,954	48,468	(1)
Deposits	52,392	52,477	-
Subordinated debentures and shareholders' equity	5,553	4,876	14
Capital ratios - BIS			
-Tier 1	9.10%	7.30%	
-Total	12.50%	10.30%	
Impaired loans, net	78	44	
Impaired loans, net as a % of net loans and acceptances	0.20%	0.10%	
Assets under administration / management	119,502	120,469	
Total personal savings	62,522	60,805	
Interest coverage	8.56	7.97	
Asset coverage	3.09	3.12	

Other information			
Number of employees	16,762	17,573	(5)
Number of branches in Canada	566	636	(11)
Number of banking machines	826	790	5

Consolidated Statement of Income
(Taxable equivalent basis)

	Quarter ended			Six months ended	
(unaudited) (millions)	April 30 2001	January 31 2001	April 30 2000	April 30 2001	April 30 2000
Interest income and dividends					
Loans	$708	$775	$715	$1,483	$1,430
Securities	194	171	201	365	391
Deposits with financial institutions	73	83	52	156	96
	975	1,029	968	2,004	1,917
Interest expense					
Deposits	542	617	575	1,159	1,149
Subordinated debentures	28	25	26	53	52
Other	27	23	20	50	44
	597	665	621	1,262	1,245

Net interest income	378	364	347	742	672
Other income					
Capital market fees	137	121	167	258	297
Deposit and payment service charges	39	39	39	78	76
Trading activities and gains on investment account securities, net	65	68	84	133	158
Card service revenues	44	44	40	88	80
Lending fees	49	48	45	97	92
Acceptances, letters of credit and guarantee	16	17	16	33	31
Foreign exchange revenues	14	17	10	31	23
Trust services and mutual funds	23	24	22	47	43
Other	66	53	65	119	112
	453	431	488	884	912
Total revenues	831	795	835	1,626	1,584
Provision for credit losses	59	59	46	118	92
	772	736	789	1,508	1,492
Operating expenses					
Salaries and staff benefits	276	273	317	549	597
Premises	47	47	48	94	91
Computers and equipment	59	57	65	116	123
Communications	18	18	20	36	37
Other	126	99	101	225	195
	526	494	551	1,020	1,043
Income before income taxes, non-controlling interest and goodwill charges	246	242	238	488	449
Income taxes	94	92	93	186	176
	152	150	145	302	273
Non-controlling interest	7	7	7	14	13
Income before goodwill charges	145	143	138	288	260
Goodwill charges	5	5	6	10	11
Net income	140	138	132	278	249
Dividends on preferred shares	9	9	6	18	12
Net income applicable to common shares	$131	$129	$126	$260	$237
Number of common shares (thousands)					
Average	189,757	189,578	189,174	189,666	189,048

End of period				189,822	189,201
Income per common share before goodwill charges					
- Basic	0.72	0.71	0.69	1.43	1.31
- Fully diluted	0.72	0.71	0.68	1.43	1.28
Net income per common share					
- Basic	0.69	0.68	0.66	1.37	1.25
- Fully diluted	0.69	0.68	0.65	1.37	1.23
Dividend per common share	0.21	0.19	0.19	0.40	0.37

Segment Disclosures
Quarter ended April 30
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking	
	2001	2000	2001	2000	2001	2000
Net interest income	243	225	91	88	59	43
Other income	245	274	37	40	130	139
Total revenues	488	499	128	128	189	182
Operating expenses	349	360	59	52	95	106
Contribution	139	139	69	76	94	76
Provision for credit losses	21	23	26	17	8	4
Income before income taxes, non-controlling interest and goodwill charges	118	116	43	59	86	72
Income taxes	45	47	16	22	33	28
Non-controlling interest	-	-	-	-	-	1
Income before goodwill charges	73	69	27	37	53	43
Average assets	27,540	27,071	14,326	14,176	38,994	38,492

	Other		Total	
	2001	2000	2001	2000
Net interest income	(15)	(9)	378	347

Other income	41	35	453	488
Total revenues	26	26	831	835
Operating expenses	23	33	526	551
Contribution	3	(7)	305	284
Provision for credit losses	4	2	59	46
Income before income taxes, non-controlling interest and goodwill charges	(1)	(9)	246	238
Income taxes	-	(4)	94	93
Non-controlling interest	7	6	7	7
Income before goodwill charges	(8)	(11)	145	138
Average assets	(6,117)	(4,940)	74,743	74,799

Segment Disclosures
Six months ended April 30
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking	
	2001	2000	2001	2000	2001	2000
Net interest income	483	444	187	178	104	57
Other income	480	505	77	79	259	263
Total revenues	963	949	264	257	363	320
Operating expenses	689	687	111	101	182	191
Contribution	274	262	153	156	181	129
Provision for credit losses	49	46	45	34	18	8
Income before income taxes, non-controlling interest and goodwill charges	225	216	108	122	163	121
Income taxes	86	85	41	47	62	48
Non-controlling interest	-	-	-	-	1	1
Income before goodwill charges	139	131	67	75	100	72
Average assets	27,201	26,796	13,981	13,835	38,243	38,183

	Other		Total	
	2001	2000	2001	2000
Net interest income	(32)	(7)	742	672
Other income	68	65	884	912
Total revenues	36	58	1,626	1,584
Operating expenses	38	64	1,020	1,043
Contribution	(2)	(6)	606	541
Provision for credit losses	6	4	118	92
Income before income taxes, non-controlling interest and goodwill charges	(8)	(10)	488	449
Income taxes	(3)	(4)	186	176
Non-controlling interest	13	12	14	13
Income before goodwill charges	(18)	(18)	288	260
Average assets	(5,344)	(4,733)	74,801	74,081

/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
National Bank of Canada
Michel Labonté
Senior Vice-President Finance and Control
(514) 394-8610
or
National Bank of Canada
Jean Dagenais
Vice-President and Chief Accountant
(514) 394-6233
or
National Bank of Canada
Elaine Carr
Director, Investor Relations
(514) 394-0296
or
National Bank of Canada
Carole Gagné
Senior Manager
Public Relations and Communications
(514) 394-6991

03 SEP 23 AM 7:21

NEWS RELEASE TRANSMITTED BY CCN NEWSWIRE - A SERVICE OF ITG

FOR: NATIONAL BANK OF CANADA

TSE SYMBOL: NA

FEBRUARY 22, 2001 - 10:20 EST

National Bank Declares Record Earnings of $143 Million (+17.3%) for the first quarter of 2001 and Increases Dividend by 10.5%

MONTREAL, QUEBEC--National Bank of Canada today announced its results for the first quarter ended January 31, 2001. Highlights of these results are presented below. More detailed results are contained in the attached tables.

/T/

* Income before goodwill charges of $143.3 million or 71 cents per share, up 17.3% from the corresponding quarter of 2000.

* Return on common shareholders' equity before goodwill charges of 16.1% as against 15.3% for the corresponding quarter of 2000.

* Total revenues, on a taxable equivalent basis, of $795 million, for an increase of 6.1% over the first quarter of 2000.

* Operating expenses of $494 million, up less than 1% compared to the quarter ended January 31, 2000.

* Operating expenses down from 65.6% to 62.1% as a percentage of total revenues.

* Tier 1 capital ratio of 8.8% versus 7.6% a year earlier.

/T/

In addition, the Board of Directors of the Bank approved a dividend increase of 2 cents per common share bringing the quarterly dividend to 21 cents per share.

"We can pride ourselves on the excellent quality of the results obtained in the first quarter", declared André Bérard, Chairman of the Board and Chief Executive Officer of the Bank, especially as we also posted overall productivity gains. This last fact is important under the circumstances since it signals to our shareholders - and to investors in general - that the choices made by the Bank with respect to its development and management are reflected in how we manage our institution. Lastly, our clients are also instrumental in these results as they helped us to attain them. It shows that we know how to respond to what they ask for and what they need."

Strategic objectives

As stated in the 2000 annual report, the Bank has established strategic financial objectives to guide its actions in the years ahead. These first-quarter results attest to the Bank's

commit-ment to reaching these objectives.

/T/

	Objectives	1st quarter
Growth in income before goodwill charges	+ 10%/year	17.3%
Return on common shareholders' equity before goodwill charges	15.5% - 17.5%	16.1%
Productivity ratio	60% in 2003	62.1%
Tier 1 capital ratio	7.75% - 8.50%	8.8%

Results such as these are achieved through the concerted efforts of a large number of people within the Bank's various business segments. Their work most often becomes apparent when the Bank publicly announces the agreements and partnerships that contribute to its results.

In keeping with the National Bank's strategies for improving its service offerings, below are some of the announcements made during the first quarter.

* New ClicCommerce B2B e-commerce portal launched in conjunction with COGNICASE. ClicCommerce, a joint venture formed last summer, received a license from RightWorks Corporation for a second generation e-commerce application that will serve as the foundation for the new ClicCommerce Portal. This new portal will enable business and government clients throughout Canada to order supplies of goods and services electronically. Not only will this produce efficiency gains for our clients but it will also allow them to obtain additional savings from their main suppliers.

* National Bank teams up with Groupe Promutuel. Under the terms of this agreement, both partners will pool their expertise. Accordingly, the National Bank will oversee the development of financial products and services while Groupe Promutuel will ensure their distribution via its extensive network and solid presence in the fields of insurance and financial services throughout Quebec. Both partners thereby hope to improve their positioning in these markets.

* Faster way to trade on-line with National Bank Discount Brokerage. In the coming weeks, clients of National Bank Discount Brokerage will be asked to choose whether they want to carry out their trades in Express mode or Direct mode. Clients who want greater control in managing their investments and who, above all, want an accessible, efficient and even faster way to carry out their trades can opt for the Express brokerage mode. Clients who prefer the status quo and who want to maintain direct access to their portfolio while benefiting from the assistance of an investment advisor can opt for the Direct brokerage mode.

* National Bank acquires 17 former Bank of Montreal branches. On December 13, 2000, the National Bank announced that it was acquiring 17 Bank of Montreal branches in Quebec. Total loan and deposit volumes thus obtained were approximately $700 million. The changeover will be done gradually in January and February 2001.

/T/

In addition, National Bank Financial, a wholly-owned subsidiary of the National Bank, announced the appointment of Jean Turmel, President - Financial Markets, Treasury and Investment Bank, as Chairman of the Board of National Bank Financial. Other appointments in the NBF management team were Kym Anthony as President and Chief Executive Officer, Germain Carrière as President and Chief Operating Officer - Individual Investor Services, and W. David Wood as Chief Administration Officer.

In January 2001, the Bank announced a capital issue of $300 million in Series 2 medium term notes. The purpose of the issue was to increase the Bank's regulatory capital.

Lastly, the Board of Directors of the Bank adopted a shareholder rights plan. Under the terms of this plan, the Bank could issue subscription rights to all its shareholders should a takeover or share exchange bid be made for its common shares. The purpose of the plan is to ensure, to the extent possible, that the Board of Directors has sufficient time to properly consider any proposed takeover or share exchange bid for the Bank and to allow enough time for competing offers to emerge. The plan will be submitted to the shareholders of the Bank on March 7, 2001.

"It is clear that the National Bank is a healthy institution," Mr. Bérard concluded. "We intend to maintain this course for the foreseeable future. Our clients and our market shares, the niches we have chosen to focus on, alone or with partners, are the keys to our continued success."

Quarterly financial statements are available at all times on the website of National Bank of Canada at www.nbc.ca/investorrelations.

A conference call for financial analysts will be broadcast live via the Internet on February 22, 2001 at 2 p.m. and will also be available to the media and investors over the telephone at 1-800-273-9672 or (416) 695-5806. Supplementary financial information as well as a slide presentation are available on the investor relations page of the National Bank's website at the following address: www.nbc.ca/investorrelations. After the conference call, a recorded version of the event will be available on the Bank's web site.

A recording of the conference call can also be heard by calling 1-800-408-3053 or (416) 695-5800. The access code is 687438.

Financial Results

The National Bank earned income before goodwill charges of $143 million or 71 cents per share for the quarter ended January 31, 2001 compared to $122 million or 62 cents per share for the same period in 2000. Return on common shareholders' equity before goodwill charges was 16.1% for the quarter as against 15.3% for

the first quarter of fiscal 2000.

Results by segment

Income for Personal Banking and Wealth Management amounted to $66 million for the first quarter of 2001, for an increase of $4 million or 6.5%. Total revenues for the quarter were up 5.6% to $475 million, largely due to the improvement in the spread, which went from 3.33% of average assets in the first quarter of 2000 to 3.54% this quarter. Moreover, as a result of improved productivity, operating expenses represented 71.6% of income for the first quarter of 2001 compared to 72.7% in the corresponding quarter of 2000.

With regard to Commercial Banking, earnings were up 5.3% to reach $40 million for the quarter as against $38 million for the same period in 2000. The rise was chiefly due to the spread, which was 13 basis points wider this quarter, while operating expenses remained relatively stable in relation to income.

For Financial Markets, Treasury and Investment Banking, income before goodwill charges totalled $47 million for the quarter ended January 31, 2001, up 62% over the $29 million recorded for the corresponding period last year. This significant growth was attributable to the combined effect of a $36 million or 26% rise in income and an increase in operating expenses of only 2.4%. In fact, the increase in income for the quarter stemmed primarily from corporate lending activities and from asset and liability matching operations. Furthermore, the different mix of revenue sources for this quarter versus the first quarter of fiscal 2000 had a favourable impact on operating expenses. As a result, the productivity ratio for Financial Markets, Treasury and Investment Banking was 50% for the first quarter of 2001 compared to 61.6% for the same period a year earlier.

Revenues

Total revenues, on a taxable equivalent basis, reached $795 million for the quarter, up $46 million or 6.1% from the $749 million posted in the first quarter of 2000.

Net interest income totalled $364 million versus $325 million for the corresponding period in 2000, an increase of 12%. The rise was chiefly due to the improvement in the spread for the Personal Banking, Commercial Banking and Corporate Banking sectors.

Other income amounted to $431 million as against $424 million for the first quarter of 2000, for an increase of 1.7%.

Operating expenses

Operating expenses for the first quarter of 2001 were $494 million compared to $492 million for the corresponding period of 2000, up only 0.4%. At $273 million, salaries and staff benefits were down $7 million mainly attributable to the variable remuneration paid by subsidiary National Bank Financial. Professional fees rose $8 million due to the outsourcing of information technology development. Operating expenses as a percentage of total revenues went from 65.6% in the first quarter of 2000 to 62.1% this quarter.

Loan losses and impaired loans

The provision for credit losses for the quarter was $59 million compared with $46 million for the first quarter of 2000. The provision represented one quarter of the estimated credit losses of $236 million for fiscal 2001.

Impaired loans as at January 31, 2001 stood at $54 million as against $44 million a year earlier. Impaired loans increased by $28 million for Commercial Banking in the United States and by $15 million for Personal Banking, while they declined by $25 million for Commercial Banking in Canada.

Assets

The Bank had total assets of $75.2 billion at the end of the first quarter of 2001 compared with $73.5 billion as at January 31, 2000. Residential mortgages declined by approximately $600 million because growth of some $700 million was more than offset by the securitization of $1.3 billion in mortgage loans. Moreover, the Bank securitized consumer loans amounting to $670 million and $50 million in credit card advances, which accounted for part of the decline in personal loans. The remainder of the decrease was attributable to the Bank's decision to eliminate certain less profitable products.

Savings

Total personal savings administered by the Bank stood at $63 billion as at January 31, 2001, up $4.7 billion in 12 months. National Bank Financial was responsible for $4 billion of this increase.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 8.8% and 12.1%, respectively, compared to 7.6% and 10.8% as at January 31, 2000. The improvement in the capital ratios was mainly attributable to the issuance of $300 million in subordinated debentures and the securitization of approximately $670 million in consumer loans.

Moreover, the Bank redeemed $20 million of subordinated debentures convertible into common shares for an aggregate consideration of $65 million. The difference between the amount paid and the book value, net of income taxes, was charged to retained earnings. These debentures were no longer included in regulatory capital.

Dividends

At its meeting on February 22, 2001, the Board of Directors declared regular dividends on the various classes and series of preferred shares, as well as a dividend of 21 cents per common share, payable on May 1, 2001 to shareholders of record on March 22, 2001.

Refer to Note 25 on page 86 of the 2000 Annual Report for information on the impact of the adjustment made to the general allowance for credit risk as at October 31, 1998.

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters.

By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments.

Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

/T/

Highlights

(Unaudited)	Quarter ended January 31		
	2001	2000	% Change
Results of Operations (millions of dollars)			
Total revenues			
(taxable equivalent basis)	$795	$749	6
Income before goodwill charges	143	122	17
Net income	138	117	18
Return on common shareholders' equity before goodwill charges	16.1%	15.3%	
Per common share			
Income before goodwill charges	$0.71	$0.62	15
Net income	0.68	0.59	15
Dividends paid	0.19	0.18	6
Book value	17.57	16.17	9
Stock trading range			
-High	29.00	18.60	
-Low	23.00	16.40	
-Close	29.00	17.45	

Financial position
(millions of dollars)

Total assets	$75,246	$73,500	2
Loans and acceptances	49,230	46,043	7
Deposits	50,466	51,552	(2)
Subordinated debentures and shareholders' equity	5,456	4,763	15
Capital ratios - BIS			
-Tier 1	8.8%	7.6%	
-Total	12.1%	10.8%	
Impaired loans, net	54	44	
Impaired loans, net as a % of net loans and acceptances	0.1%	0.1%	
Assets under administration / management	122,976	117,225	
Total personal savings	63,122	58,409	
Interest coverage	8.35	7.61	
Assets coverage	3.02	3.03	
Other information			
Number of employees	16,632	17,660	(6)
Number of branches in Canada	571	638	(11)
Number of banking machines	817	787	4

Consolidated Statement of Income
(Taxable equivalent basis)

	Quarter ended		
(unaudited) (millions)	January 31, 2001	October 31, 2000	January 31, 2000
Interest income and dividends			
Loans	$775	$763	$715
Securities	171	148	190
Deposits with financial institutions	83	72	44
	1,029	983	949
Interest expense			
Deposits	617	603	574
Subordinated debentures	25	33	26
Other	23	30	24
	665	666	624
Net interest income	364	317	325
Other income			
Capital market fees	121	135	130
Deposit and payment service charges	39	40	37
Trading activities and gains on investment account securities, net	68	104	74
Card service revenues	44	45	40
Lending fees	48	57	47
Acceptances, letters of credit and guarantee	17	16	15
Foreign exchange revenues	17	14	13
Trust services and mutual funds	24	22	21

Other	53	43	47
	431	476	424
Total revenues	795	793	749
Provision for credit losses	59	46	46
	736	747	703
Operating expenses			
Salaries and staff benefits	273	285	280
Premises	47	46	43
Computers and equipment	57	65	58
Communications	18	19	17
Other	99	92	94
	494	507	492
Income before income taxes, non-controlling interest and goodwill charges	242	242	211
Income taxes	92	96	83
	150	144	128
Non-controlling interest	7	6	6
Income before goodwill charges	143	138	122
Goodwill charges	5	6	5
Net income	$138	$132	$117
Dividends on preferred shares	$9	$9	$6
Dividends on common shares	$36	$36	$34
Number of common shares (in thousands)			
Average	189,578	189,444	188,925
End of period	189,607	189,474	189,049

Segment Disclosures

for the quarter ended January 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking	
	2001	2000	2001	2000
Net interest income	240	219	96	90
Other income	235	231	40	39
Total revenues	475	450	136	129
Operating expenses	340	327	52	49
Contribution	135	123	84	80
Provision for credit losses	28	23	19	17

Income before income taxes, non-controlling interest	107	100	65	63
Income taxes	41	38	25	25
Non-controlling interest	-	-	-	-
Income before goodwill charges	66	62	40	38
Average assets	26,873	26,190	14,726	14,583

Segment Disclosures
for the quarter ended January 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Financial Markets, Treasury and Investment Banking		Other		Total	
	2001	2000	2001	2000	2001	2000
Net interest income	45	14	(17)	2	364	325
Other income	129	124	27	30	431	424
Total revenues	174	138	10	32	795	749
Operating expenses	87	85	15	31	494	492
Contribution	87	53	(5)	1	301	257
Provision for credit losses	10	4	2	2	59	46
Income before income taxes, non-controlling interest	77	49	(7)	(1)	242	211
Income taxes	29	20	(3)	-	92	83
Non-controlling interest	1	-	6	6	7	6
Income before goodwill charges	47	29	(10)	(7)	143	122
Average assets	36,439	37,136	(4,597)	(4,530)	73,441	73,379

Comparative figures for 2000 have been reclassified to conform with the presentation adopted for the first quarter of 2001.

/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
National Bank of Canada
Michel Labonté
Senior Vice-President

Finance and Control
(514) 394-8610
or
National Bank of Canada
Jean Dagenais
Vice-President and
Chief Accountant
(514) 394-6233
or
National Bank of Canada
Elaine Carr
Director, Investor Relations
(514) 394-0296
or
National Bank of Canada
Jean Robillard
Media Relations and
Financial Communications Officer
(514) 394-6990

NATIONAL BANK OF CANADA

MATERIAL CHANGE REPORT

1. **Reporting Issuer**

National Bank of Canada
600, rue de La Gauchetière Ouest
4e étage
Montréal (Québec)
H3B 4L2

2. **Date of Material Change**

December 14, 2000

3. **Press Release**

A press release was issued in Montréal (Québec) on December 14, 2000. A copy of the press release is annexed hereto and forms an integral part hereof.

4. **Summary of Material Change**

The Board of Directors of the National Bank of Canada (the «Bank») adopted the Bank's Shareholder Rights Plan (the «Rights Plan»). The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any unsollicited offers for the Bank. The Rights Plan provides the Board of Directors of the Bank and its shareholders with more time to pursue, if appropriate, other alternatives to maximize shareholder value and, ultimately, to make a recommendation to shareholders. The Rights Plan will be submitted for ratification to the Bank's shareholders at the Bank's annual and special meeting to be held on March 7, 2001. The Rights Plan is also subject to the approval from regulatory authorities.

5. **Full description of Material Change**

The following is a summary of the principal terms of the shareholders rights plan agreement (the "Rights Agreement") between the Bank and Trust Général du Canada as rights agent.

Operation of the Rights Plan

Pursuant to the terms of the Rights Agreement, one right ("Right") will be issued in respect of each common share outstanding as at the close of business the record time, determined to be March 6, 2001. In addition, one Right will be issued for each additional common share issued after the record time and prior to the earlier of the Expiration Time and the Separation Time (as defined below). The Rights have an initial exercise price of $100, subject to certain

adjustments, and are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each Right will entitle the holder thereof, other than an Acquiring Person (as defined below), to purchase from the Bank one common share upon payment to the Bank of 50% of the closing price of the Bank common shares on the TSE on the date of consummation or occurrence of such Flip-in Event, subject to certain anti-dilution adjustments.

Trading of Rights

Until the Separation Time, the Rights trade with the common shares and are represented by the common share certificates or an entry in the Bank's securities register in respect of any outstanding common shares. From and after the Separation Time and prior to the Expiration Time, the Rights are evidenced by Rights certificates and trade separately from the common shares. The Rights do not carry any of the rights attaching to the common shares such as voting or dividend rights.

Separation Time

The Rights will separate from the common shares to which they are attached and become exercisable at the time (the "Separation Time") that is the close of business on the tenth business day after the earliest of:

1) the first date (the "Stock Acquisition Date") of public announcement of facts indicating that a person has become an Acquiring Person (as defined below);

2) the date of the commencement of, or first public announcement of the intent of any person (other than the Bank or any of its subsidiaries) to commence, a takeover bid or a share exchange bid for more than 20% of the outstanding common shares of the Bank other than a Permitted Bid or a Competing Permitted Bid (as defined below); and

3) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such.

The Separation Time can also be such later time as may from time to time be determined by the Board.

Flip-in Event

The acquisition by a person (an "Acquiring Person"), including others acting jointly or in concert with such person, of more than 20% of the outstanding common shares, other than by way of a Permitted Bid, a Competing Permitted Bid or in certain other limited circumstances described in the Rights Plan, is referred to as a "Flip-in Event", which is deemed to be effective at the close of business on the tenth business day following the Stock Acquisition Date.

Exercise of Rights

Upon the Separation Time or the effective date of a Flip-in Event, whichever comes first, each Right (other than those held by the Acquiring Person) will entitle the holder thereof to purchase from the Bank one common share upon payment to the Bank of 50% of the closing

price of the Bank common shares on the TSE on the date of the Stock Acquisition Date subject to certain anti-dilution adjustments.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

1) the takeover bid must be made by means of a takeover bid circular;

2) the takeover bid must be made to all holders of common shares wherever resident, on identical terms and conditions, other than the bidder;

3) the takeover bid must not permit common shares tendered pursuant to the bid to be taken up or paid for (a) prior to the close of business on a date which is not less than 60 days following the date of the bid, and (b) then only if at such date more than 50% of the then outstanding common shares held by shareholders other than any other Acquiring Person, the bidder, the bidder's affiliates or associates, persons acting jointly or in concert with the bidder and any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Bank or any of its subsidiaries, unless the beneficiaries of such plan or trust direct the manner in which the common shares are to be voted or direct whether the common shares are to be tendered to a takeover bid (the "Independent Shareholders"), have been deposited or tendered to the takeover bid and not withdrawn;

4) the takeover bid must allow common shares to be deposited, unless the takeover bid is withdrawn, at any time up to the close of business on the date that the common shares are to be first taken up and paid for;

5) the takeover bid must allow common share to be withdrawn until taken up and paid for; and

6) if more than 50% of the then outstanding common shares of the Bank held by Independent Shareholders are deposited or tendered to the takeover bid and not withdrawn, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits and tenders of common shares for not less than 10 days from the date of such public announcement.

The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirements set out in clauses 3) and 6) above and must not permit common shares tendered or deposited pursuant to the bid to be taken up or paid for (a) prior to the close of business on a date which is not earlier than the latter of the last day on which the bid must be open for acceptance after the date of the bid under applicable Canadian provincial securities legislation and the earliest date on which common shares of the Bank may be taken up and paid for under any earlier Permitted Bid or Competing Permitted Bid that is then in existence, and (b) then only if at such date more than 50% of the then outstanding common shares held by the Independent Shareholders have been deposited or tendered to the takeover bid and not withdrawn. In the event that the requirement set forth in (b) of this

paragraph is satisfied, the competing bidder must make a public announcement of the fact and the takeover bid must remain open for deposits and tenders of common shares for not less than 10 days from the date of such public announcement.

Waiver and Redemption

The Board of Directors may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of common shares of the Bank. In such an event, such waiver shall also be deemed to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of a takeover bid circular to all holders of common shares prior to the expiry of the first mentioned takeover bid.

The Board of Directors may at any time prior to the Separation Time elect to redeem all but not less than all of the outstanding Rights at a price of $0.001 each.

Amendment to the Rights Agreement

The Bank may amend the Rights Agreement to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, regulations or rules thereunder, without the approval of the holders of the common shares or Rights. Prior to the Separation Time, the Bank may, with the prior consent of the holders of common shares, amend, vary or delete any of the provisions of the Rights Agreement in order to effect any changes which the Board of Directors, acting in good faith, considers necessary or desirable. The Bank may, with the prior consent of the holders of Rights, at any time after the Separation Time and before the Expiration Time, amend, vary or delete any of the provisions of the Rights Agreement.

6. Reliance on Section 75(3) of the Securities Act (Ontario) or Equivalent Provisions

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer

For further information, please contact Me Linda Caty, Vice-President and Corporate Secretary, at (514) 394-6433.

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Montréal (Québec) this 22nd day of December, 2000.

NATIONAL BANK OF CANADA

By : (signed) Linda Caty

Name : Linda Caty
Title : Vice-President and Corporate Secretary

For immediate release

NATIONAL BANK OF CANADA GUARDS AGAINST UNSOLICITED TAKE-OVER BIDS

Montreal, December 14, 2000 - The Board of Directors of National Bank of Canada has adopted a shareholder rights plan. Pursuant to the plan, the Bank could issue subscription rights to its shareholders in the event of a cash or share exchange bid on its common shares. The purpose of the plan is to ensure, to the extent possible, that the Board will have sufficient time to properly consider any proposed bid for the Bank and allow enough time for competing offers to emerge. The plan will be submitted to the shareholders of the Bank on March 7, 2001.

The plan is being put in place in anticipation of a revision of the Canadian rules on ownership of financial institutions, in the event that draft legislation similar to Bill C-38 is tabled in the House of Commons in the near future.

André Bérard, Chairman of the Board of the Bank, commented on the plan as follows: "We are proposing to give the Bank such a plan so that our shareholders can avail themselves of it should the occasion arise. That being said, I want to make two things clear: this rights plan is not being proposed in response to a purchase bid that we are aware of or that we expect to be made, nor is it being introduced to safeguard any discussions whatsoever with any party whatsoever."

In the context of Bill C-38, the federal government had announced its intention to allow a person, with the prior approval of the Minister of Finance, to acquire an interest in excess of 10% up to and including 20% of any class of voting shares, or 30% of any class of non-voting shares. With respect to a bank such as the National Bank with equity between $1 billion and $5 billion, it could be owned up to 65% by a single person but would still be required to have shares carrying at least 35% of the voting rights listed on a Canadian stock exchange. Following the call for a federal election last November, the parliamentary session ended and Bill C-38 was not passed.

Should a new bill substantially in the same form as Bill C-38 be passed, the plan will complement the provisions of applicable securities legislation. The Board of Directors believes that since a take-over bid need only remain open for 21 days under existing Canadian securities legislation, it is a period of time which the Board of Directors believes is insufficient to evaluate a bid, pursue alternatives which could maximize shareholder value and make informed recommendations to the Bank's shareholders.

In the context of the plan, a flip-in event occurs when a person, acting alone or jointly in concert with another, acquires or offers to acquire more than 20% of the outstanding common shares, other than by way of a permitted bid, a competing permitted bid or in certain other limited circumstances.

A permitted bid is a take-over bid made by means of a take-over bid circular sent to all holders of common shares with identical terms and conditions.

.../2

It must remain open for at least 60 days and be accepted by more than 50% of the then outstanding common shares held by shareholders independent from the offeror and its affiliates.

If the potential offerors do not comply with these conditions, the shareholders would be entitled to purchase from the Bank one common share upon payment of a price equal to 50% of the closing price of the common shares on the date of the flip-in event, which is deemed to be effective at the close of business on the 10th day following the announcement of the offer.
The plan must be approved by securities regulatory authorities and by the shareholders of the Bank. It will be placed on the agenda of the shareholders' meeting to be held on March 7, 2001. If the plan is adopted by the shareholders, one right shall be issued with respect to each outstanding common share at the close of business on March 6, 2001. Until the occurrence of a flip-in event, the rights will trade together with the common shares and will be represented by the common share certificates or an entry in the Bank's securities register. Upon the occurrence of a flip-in event, the rights will be evidenced by rights certificates and will trade separately from the common shares. The rights do not carry any other rights attaching to the common shares such as voting or dividend rights.

National Bank of Canada is an integrated group whose mission is to provide comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including all the investment banking services required by large corporations. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of over $75 billion and, together with its subsidiaries, it employs over 16,600 people. The Bank's shares are listed on the Toronto stock exchange.

-30-

Information: Michel Labonté
Senior Vice-President
Finance et Control
Tel.: (514) 394-8610
michel.labonte@bnc.ca
www.nbc.ca

03 SEP 29 7:21

For immediate release

NATIONAL BANK OF CANADA GUARDS AGAINST UNSOLICITED TAKE-OVER BIDS

Montreal, December 14, 2000 - The Board of Directors of National Bank of Canada has adopted a shareholder rights plan. Pursuant to the plan, the Bank could issue subscription rights to its shareholders in the event of a cash or share exchange bid on its common shares. The purpose of the plan is to ensure, to the extent possible, that the Board will have sufficient time to properly consider any proposed bid for the Bank and allow enough time for competing offers to emerge. The plan will be submitted to the shareholders of the Bank on March 7, 2001.

The plan is being put in place in anticipation of a revision of the Canadian rules on ownership of financial institutions, in the event that draft legislation similar to Bill C-38 is tabled in the House of Commons in the near future.

André Bérard, Chairman of the Board of the Bank, commented on the plan as follows: "We are proposing to give the Bank such a plan so that our shareholders can avail themselves of it should the occasion arise. That being said, I want to make two things clear: this rights plan is not being proposed in response to a purchase bid that we are aware of or that we expect to be made, nor is it being introduced to safeguard any discussions whatsoever with any party whatsoever."

In the context of Bill C-38, the federal government had announced its intention to allow a person, with the prior approval of the Minister of Finance, to acquire an interest in excess of 10% up to and including 20% of any class of voting shares, or 30% of any class of non-voting shares. With respect to a bank such as the National Bank with equity between $1 billion and $5 billion, it could be owned up to 65% by a single person but would still be required to have shares carrying at least 35% of the voting rights listed on a Canadian stock exchange. Following the call for a federal election last November, the parliamentary session ended and Bill C-38 was not passed.

Should a new bill substantially in the same form as Bill C-38 be passed, the plan will complement the provisions of applicable securities legislation. The Board of Directors believes that since a take-over bid need only remain open for 21 days under existing Canadian securities legislation, it is a period of time which the Board of Directors believes is insufficient to evaluate a bid, pursue alternatives which could maximize shareholder value and make informed recommendations to the Bank's shareholders.

In the context of the plan, a flip-in event occurs when a person, acting alone or jointly in concert with another, acquires or offers to acquire more than 20% of the outstanding common shares, other than by way of a permitted bid, a competing permitted bid or in certain other limited circumstances.

A permitted bid is a take-over bid made by means of a take-over bid circular sent to all holders of common shares with identical terms and conditions.

.../2

It must remain open for at least 60 days and be accepted by more than 50% of the then outstanding common shares held by shareholders independent from the offeror and its affiliates.

If the potential offerors do not comply with these conditions, the shareholders would be entitled to purchase from the Bank one common share upon payment of a price equal to 50% of the closing price of the common shares on the date of the flip-in event, which is deemed to be effective at the close of business on the 10th day following the announcement of the offer.

The plan must be approved by securities regulatory authorities and by the shareholders of the Bank. It will be placed on the agenda of the shareholders' meeting to be held on March 7, 2001. If the plan is adopted by the shareholders, one right shall be issued with respect to each outstanding common share at the close of business on March 6, 2001. Until the occurrence of a flip-in event, the rights will trade together with the common shares and will be represented by the common share certificates or an entry in the Bank's securities register. Upon the occurrence of a flip-in event, the rights will be evidenced by rights certificates and will trade separately from the common shares. The rights do not carry any other rights attaching to the common shares such as voting or dividend rights.

National Bank of Canada is an integrated group whose mission is to provide comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including all the investment banking services required by large corporations. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of over $75 billion and, together with its subsidiaries, it employs over 16,600 people. The Bank's shares are listed on the Toronto stock exchange.

-30-

Information: Michel Labonté
Senior Vice-President
Finance et Control
Tel.: (514) 394-8610
michel.labonte@bnc.ca
www.nbc.ca

03 SEP 20 7:21

NEWS RELEASE TRANSMITTED BY CCN - A NEWSWIRE SERVICE OF ITG

FOR: NATIONAL BANK OF CANADA

TSE SYMBOL: NA

NOVEMBER 30, 2000 - 10:28 EST

National Bank Posts Record Earnings of Over Half a Billion Dollars in Fiscal 2000, for an Increase of 24%

MONTREAL, QUEBEC--National Bank of Canada today announced its results for the fourth quarter and year ended October 31, 2000. Highlights of these results are provided below. More detailed results are contained in the attached tables.

/T/

For the quarter:

* Income before goodwill charges of $138 million or 68 cents per share, up 20% in 12 months and 4% from the third quarter.
* Return on common shareholders' equity before goodwill charges of 15.8% as against 15.1% for the corresponding quarter of 1999.
* Total income, on a taxable equivalent basis, of $795 million, for an increase of 22% over the fourth quarter of 1999.

For the year:

* Income before goodwill charges of $531 million or $2.66 per share, up 24% from a year ago.
* Return on common shareholders' equity before goodwill charges of 16% as against 15.5% for fiscal 1999.
* Total income, on a taxable equivalent basis, of $3.3 billion, for an increase of 28% over fiscal 1999.
* Tier 1 and total capital ratios of 8.7% and 11.4% respectively as at October 31, 2000 compared to 7.7% and 11.0% a year earlier.

/T/

Mr. Bérard, Chairman of the Board and Chief Executive Officer, commented on the Bank's results for fiscal 1999-2000 by affirming that "we pursued our plans for restructuring our internal organization and managing our operations, with the result that our employees are able to focus more on the quality of their relations with clients. We also revamped our product and service offerings for our varied clientele. It is therefore not surprising," he concluded, "that these actions contributed to our solid results, of which we can be very proud. The National Bank is now in a better position than ever to tackle the challenges that lie ahead."

For the fourth quarter ended October 31, 2000, the National Bank reported income before goodwill charges of $138 million or 68 cents per share, up from $115 million or 59 cents per share for the same period of fiscal 1999. Return on common shareholders' equity before goodwill charges was 15.8% for the quarter, compared to 15.1% for the corresponding quarter of fiscal 1999.

For fiscal 2000, income before goodwill charges surpassed the

half-billion dollar mark to reach $531 million or $2.66 per share, up 24% from $428 million or $2.30 per share for fiscal 1999. Return on common shareholders' equity was 16% for the year as against 15.5% for fiscal 1999.

The fourth quarter was notable for many initiatives that illustrate the National Bank's commitment to developing and strengthening its ties with clients. They include measures taken to further develop electronic distribution networks, the launch of a new advertising campaign which focuses on the quality of the Bank's relationship with its clients, and the introduction of new products. Here is a brief recap:

/T/

* In October, the Bank kicked off a new promotional campaign (print and TV ads) under the theme "Be in a better position". The main goal of this campaign is to reach a target clientele consisting of active individuals with sizeable assets or superior savings and investment potential. The theme is designed to remind clients that the National Bank has many tangible advantages to offer them thanks to the quality of the integrated financial solutions it has developed.
* In May, National Bank Securities Inc., a wholly-owned subsidiary of the National Bank, announced that it had signed a partnership agreement with Fidelity Investments Canada Limited. This agreement will lead to the creation and distribution of new National Bank/Fidelity funds, which will complement the National Bank Mutual Funds family. Under the terms of the agreement, Fidelity will also make its training expertise available to the National Bank's network of financial advisors. The National Bank will gain from this partnership mainly through the pooling of resources and the expanded line of investment products it can offer.
* Since August, as a result of a partnership with Bell Mobility, National Bank Discount Brokerage clients have been able to access their investments in real time via their cell phone, wherever they happen to be. For instance, they can:

  * buy and sell stocks;
  * check stock prices and indexes and the exchange rate of various currencies;
  * obtain news on stocks; and
  * obtain account-related information (balance, account positions, outstanding orders).

* In September, the National Bank received an Iris award for organizational change from the Order of industrial relations consultants in Quebec. The award, which recognizes the work of professionals belonging to the Order who have contributed to a major organizational change, was presented to the National Bank for the human resources certification program it launched in 1997. This program was created in response to the transformation of the banking industry and clients' growing need for advisory services. It primarily seeks to improve training for Bank personnel and retain the most valuable employees in terms of both performance and expertise. Quantifying human resources management practices in this way marks a first among Canadian businesses.

/T/

Results by segment

Income for Personal Banking and Wealth Management amounted to $67 million for the fourth quarter of 2000, for an increase of $14 million or 26%. For the year, this segment's income reached $258 million, representing a gain of 43%. Total revenues for the year were up 20% to $1,883 million, largely due to higher personal loan and deposit volumes, brokerage income from National Bank Financial and the correspondent network acquired last year. Moreover, as a result of improved productivity, operating expenses represented 72.5% of total income for fiscal 2000 compared to 75.5% in 1999.

Commercial Banking earnings reached $39 million for the quarter as against $33 million for the same period in 1999, for an increase of 18%. These results brought income for the year to $155 million, up $22 million or 17% from a year ago. The approximately $1 billion growth in the volume of loans and acceptances, and an improvement in the spread, which went from 2.50% of average assets in 1999 to 2.56% this year, were responsible for the increase.

For Financial Markets, Treasury and Investment Banking, income before goodwill charges doubled versus the fourth quarter of fiscal 1999 to reach $48 million, mainly owing to trading activities and gains on securities. For fiscal 2000, income for this segment was $173 million, for an increase of $55 million or 47%. Total revenues rose to $674 million from $402 million in 1999, for an increase of 68% chiefly attributable to the inclusion of First Marathon income over a full year and growth in capital market and trading activities.

Revenues

Total revenues on a taxable equivalent basis reached $795 million for the quarter, up $144 million, or 22% from the $651 million posted in the fourth quarter of 1999.

Net interest income totalled $317 million versus $327 million for the corresponding period in 1999. The decrease in net interest income was due to asset securitization as well as new treasury activities that generate other income, while funding costs are deducted from net interest income.

Other income amounted to $478 million as against $324 million for the fourth quarter of 1999, for an increase of almost 48% which was primarily attributable to trading income and gains on securities, capital market activities and lending fees.

Excluding the gain on the sale of a subsidiary, total revenues on a taxable equivalent basis for fiscal 2000 reached $3,168 million, up $586 million or 23% over the $2,582 million recorded for 1999. The increase stemmed from capital market fees (particularly as 12 months of income from the acquisition of First Marathon was included), growth in personal and commercial banking activities and trading income.

The Bank also realized a gain of $105 million ($136 million on a taxable equivalent basis) on the sale of SIBN Inc., its information technology subsidiary, to Cognicase Inc. in exchange for common shares.

Operating expenses

Operating expenses for the fourth quarter of 2000 amounted to $507 million compared to $419 million for the corresponding period in 1999. Excluding one-time charges of $120 million, operating expenses for the year were $2,064 million as against $1,662 million for 1999. Salaries and staff benefits, including variable remuneration at National Bank Financial, accounted for almost 70% of the increase. The balance was attributable to information technology costs, professional fees (particularly due to the outsourcing of information technology development) and capital taxes.

During the year, the Bank recorded expenses totalling $120 million mainly for projects designed to reduce costs and to accelerate development of its electronic infrastructure.

Loan losses and impaired loans

The provision for credit losses for the year was $200 million compared with $185 million in 1999. Loan losses represented 0.45% of average loans and acceptances for fiscal 2000 versus 0.43% in 1999.

Impaired loans as at October 31, 2000 stood at $44 million as against $42 million a year earlier. Impaired loans rose by $21 million for Commercial Banking in the United States and $20 million for Corporate Banking. These increases were substantially offset by a reduction of $22 million for Personal Banking and Small Businesses, $7 million for Real Estate and $7 million for Commercial Banking in Canada.

Assets

The Bank had total assets of $75.8 billion as at October 31, 2000 compared with $69.8 billion as at October 31, 1999. Cash resources and securities as well as securities purchased under resale agreements were up by $3.9 billion. Residential mortgage loans increased by approximately $800 million while commercial loans in Canada and in the United States as well as corporate loans rose by $400 million each. Moreover, the Bank securitized mortgage loans totalling $1.8 billion.

Savings

Total personal savings administered by the Bank stood at $64 billion as at October 31, 2000, up $7.8 billion in 12 months. National Bank Financial was responsible for 82% of this increase.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 8.7% and 11.4%, respectively, compared to 7.7% and 11% as at October 31, 1999. A number of operations to improve the Bank's capital ratios were completed during the year, including the issuance of $175 million of preferred shares in July 2000, the insuring of conventional mortgages for an approximate amount of $2 billion, and the securitization of approximately $1 billion of mortgages on

properties with five or more units. The impact of the issuance of $350 million of debentures in June 2000 was offset by the conversion of $250 million of debentures into deposit notes as well as the reduced eligibility of debentures maturing within five years under capital adequacy rules.

Dividends

At its meeting on November 30, 2000, the Board of Directors declared regular dividends on the various classes and series of preferred shares, as well as a dividend of 19 cents per common share, payable on February 1, 2001 to shareholders of record on December 28, 2000.

André Bérard, Chairman of the Board and Chief Executive Officer, stated that in his opinion, "The results for the year demonstrate, beyond any doubt, the merit and appropriateness of the decisions we made during the year, and that they were necessary given our commitment to the future development of our institution. These decisions are in fact decisions for the future. The National Bank has all the advantages needed to tackle the changes that financial markets and the entire banking industry are experiencing. Two of particular importance to us are our sound financial position and our strong, dedicated team."

Quarterly financial statements are available at all times on the web site of National Bank of Canada at www.nbc.ca/investorrelations.

A conference call for financial analysts will be broadcast live via the Internet on November 30, 2000 at 2 p.m. Supplementary financial information as well as a slide presentation are available on the investor relations page of the National Bank's web site at the following address: www.nbc.ca/investorrelations. After the conference call, a recorded version of the event will be available on the Bank's web site.

Investors can also hear a recording of the conference call by calling 1-800-408-3053 or (416) 695-5800. The access code is 607521.

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters.

By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments.

Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully

consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

/T/

Highlights

	Quarter ended October 31			Year ended October 31		
	2000	1999	% Change	2000	1999	% Change
Results of operations (millions of dollars)						
Total revenues (taxable equivalent basis)	$795	$651	22	$3,304	$2,582	28
Income before goodwill charges	138	115	20	531	428	24
Net income	132	110	20	509	417	22
Return on common shareholders' equity before goodwill charges	15.8%	15.1%		16.0%	15.5%	
Per common share						
Income before goodwill charges	$0.68	$0.59	15	$2.66	$2.30	16
Net income	0.65	0.56	16	2.54	2.24	13
Dividends	0.19	0.18	6	0.75	0.70	7
Book value				17.60	15.81	11
Stock trading range						
-High	25.25	19.35		25.25	26.20	
-Low	21.05	17.15		16.40	17.15	
-Close	24.95	18.55		24.95	17.90	
Financial position (millions of dollars)						
Total assets				$75,827	$69,801	9
Loans and acceptances				50,379	46,853	8
Deposits				50,473	49,984	1
Bank debentures and shareholders' equity				5,189	4,336	20
Capital ratios - BIS						
-Tier 1				8.7%	7.7%	
-Total				11.4%	11.0%(1)	
Impaired loans, net				$44	$43	
Impaired loans, net						

as a % of net loans and acceptances	0.1%	0.1%	
Assets under administration / management	117,982	105,534	
Total personal savings	63,991	56,215	
Interest coverage	9.37	7.41	
Asset coverage	3.46	2.74	
Other information			
Number of employees	16,616	17,703	(6)
Number of branches in Canada	586	649	(10)
Number of banking machines	802	761	5

(1) Taking into account the issuance of US$250 million in subordinated debentures on November 2, 1999.

Consolidated Statement of Income

	Quarter ended			Year ended	
(unaudited) (millions)	October 31 2000	July 31 2000	October 31 1999	October 31 2000	October 31 1999
Net interest income (taxable equivalent basis)	317	345	327	1,334	1,319
Other income (taxable equivalent basis)					
Capital market fees	134	134	95	571	336
Deposit and payment service charges	40	39	37	155	150
Trading activities and gains on investment account securities, net	113	56	29	327	120
Card service revenues	45	45	37	171	143
Lending fees	56	47	40	195	167
Acceptances, letter of credit and guarantee	16	17	15	64	58
Foreign exchange revenues	14	15	14	52	50
Trust services	8	10	7	38	33
Other	52	217	50	397	206
	478	580	324	1,970	1,263
Total revenues	795	925	651	3,304	2,582
Provision for credit losses	46	62	47	200	185
	749	863	604	3,104	2,397
Operating expenses					
Salaries and staff benefits	285	284	228	1,166	887

Premises	46	48	48	185	169
Computers and equipment	65	68	59	256	221
Communications	19	17	17	73	65
Other	92	217	67	504	320
	507	634	419	2,184	1,662
Income before income taxes	242	229	185	920	735
Income taxes	98	89	63	363	275
	144	140	122	557	460
Non-controlling interest	6	7	7	26	32
Income before goodwill charges	138	133	115	531	428
Goodwill charges	6	5	5	22	11
Net income	$132	$128	$110	$509	$417
Dividends on preferred shares	$9	$7	$6	$28	$24
Dividends on common shares	$36	$36	$34	$142	$123
Number of common shares (in thousands)					
Average	189,444	189,311	186,568	189,214	175,746
End of period				189,474	188,729

Segment Disclosures

Quarter ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personnal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking	
	2000	1999	2000	1999	2000	1999
Net interest income	235	218	97	87	15	27
Other income	247	189	33	30	171	75
Total revenues	482	407	130	117	186	102
Operating expenses	349	301	50	47	95	62
Contribution	133	106	80	70	91	40
Provision for credit losses	22	22	15	17	4	4
Income before income taxes	111	84	65	53	87	36

Income taxes	44	30	26	20	39	12
Non-controlling interest	-	1	-	-	-	-
Income before goodwill charges	67	53	39	33	48	24
Average assets	26,536	25,701	14,742	13,830	36,316	31,946

	Other		Total	
	2000	1999	2000	1999
Net interest income	(30)	(5)	317	327
Other income	27	30	478	324
Total revenues	(3)	25	795	651
Operating expenses	13	9	507	419
Contribution	(16)	16	288	232
Provision for credit losses	5	4	46	47
Income before income taxes	(21)	12	242	185
Income taxes	(11)	1	98	63
Non-controlling interest	6	6	6	7
Income before goodwill charges	(16)	5	138	115
Average assets	(4,099)	(1,725)	73,495	69,751

Year ended October 31
(taxable equivalent basis)
(unaudited) (millions of dollars)

	Personnal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking	
	2000	1999	2000	1999	2000	1999
Net interest income	917	855	376	342	112	138
Other income	966	718	129	119	562	264

Total revenues	1,883	1,573	505	461	674	402
Operating expenses	1,365	1,188	190	178	362	190
Contribution	518	385	315	283	312	212
Provision for credit losses	90	91	63	65	16	16
Income before income taxes	428	294	252	218	296	196
Income taxes	170	111	97	85	122	72
Non-controlling interest	-	3	-	-	1	6
Income before goodwill charges	258	180	155	133	173	118
Average assets	26,244	24,842	14,690	13,705	36,643	32,392

	Other		Total	
	2000	1999	2000	1999
Net interest income	(71)	(16)	1,334	1,319
Other income	313	162	1,970	1,263
Total revenues	242	146	3,304	2,582
Operating expenses	267	106	2,184	1,662
Contribution	(25)	40	1,120	920
Provision for credit losses	31	13	200	185
Income before income taxes	(56)	27	920	735
Income taxes	(26)	7	363	275
Non-controlling interest	25	23	26	32
Income before goodwill charges	(55)	(3)	531	428
Average assets	(3,770)	(1,152)	73,807	69,387

/T/

FOR FURTHER INFORMATION PLEASE CONTACT:
National Bank of Canada
Michel Labonté
Senior Vice-President Finance and Control
(514) 394-8610
or
National Bank of Canada
Jean Dagenais
Vice-President and Chief Accountant
(514) 394-6233
or
National Bank of Canada
Elaine Carr
Director, Investor Relations
(514) 394-0296
or
National Bank of Canada
Jean Robillard
Media Relations and
Financial Communications Officer
(514) 394-6990
Refer to Note 26 on page 79 of the 1999 Annual Report for information on the impact of the adjustment to the general allowance for credit risk as at October 31, 1998.

BASE SHELF PROSPECTUS

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered within the United States or to US persons.

NATIONAL BANK OF CANADA

New Issue

July 14, 2003

NATIONAL BANK OF CANADA

$500,000,000 (Maximum)

NBC Ex-Tra Total Return Linked Notes

NBC Ex-Tra Total Return Linked Notes issuable in series (the "Notes") of the National Bank of Canada (the "Bank") of an aggregate principal amount of up to $500,000,000 or the equivalent in Specified Currencies (as defined hereinafter), including Notes already issued, may be sold hereunder from time to time on the last Tuesday of every month (or on the next Business Day if the Tuesday is a Canadian Banking Holiday (as defined hereinafter)) (a "Closing Date") during the two-year period that this shelf prospectus, including any amendments thereto, remains valid.

The specific terms of any series of Notes not described herein, including the aggregate principal amount of Notes being offered, the Specified Currency, the Closing Date, the issue price, the maturity date, the management fee, the service fee, the proceeds to the Bank, and the Agent's remuneration will be set forth in a prospectus supplement (a "prospectus supplement") which will accompany this prospectus. Subject to regulatory approvals, the Bank reserves the right to set forth in a prospectus supplement specific variable terms of Notes which are not within the options and parameters of this prospectus.

Each series of Notes will be issued at a Closing Date for a principal amount per Note in a Specified Currency equal to the Index Value at the Closing Date (the "Principal Amount"), as indicated in the prospectus supplement which will accompany this prospectus, and sold at a price equal to such Principal Amount plus a maximum of 3%. On the specified maturity date (the "Maturity Date"), each holder of Notes of a series (a "Noteholder") will be entitled to receive an amount in the Specified Currency equal to the Index Value (as defined hereinafter) at the Maturity Date in respect of each Note held by such Noteholder. The Notes will not bear interest. The return on the Notes will be based on the increase or decrease in the Index Value between the Closing Date and the Maturity Date or, as the case may be, between the Closing Date and the Redemption Date (as defined hereinafter). Until the Maturity Date, the Index Value will be calculated weekly by reference to the return of the net asset value per unit of the Bank's Multi-strategy Program (the "Program"). The Program is a proprietary investment strategy managed by the Bank through the Program Manager for funds of the Bank and those of outside parties. The objective of this Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection. A Noteholder has no interest in the assets of the Program, but has an entitlement under the Notes, enforceable against the Bank, the value of which will be determined by the economic performance of the Program. Noteholders will have the option to request the redemption of their Notes on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) for a price per Note equal to the Index Value at that date, minus 1%. The Notes may not be called for redemption by the Bank prior to the Maturity Date except in certain limited circumstances.

PRICE VARIABLE BY REFERENCE TO THE INDEX VALUE

Prospective purchasers should take into account various risk factors associated with this offering, including the risk that the value of a Note, and the amount per Note to be received by a Noteholder at the Maturity Date or upon redemption will fluctuate with the level of the Index Value and may be less than the Principal Amount of such Note. See "Risk Factors".

In this prospectus, "$" refers to Canadian dollars, unless otherwise expressly specified.

There is currently no market for the Notes and there can be no assurance that a market will develop. If a market develops, there can be no assurance that it will be liquid. The Agent has agreed with the Bank that it will use its reasonable efforts to assist Noteholders to locate potential buyers if they wish to sell their Notes. See "Details of the Offering and Description of the Notes – Market for the Notes".

The Notes will constitute direct unsecured obligations of the Bank. The Notes will be issued on an unsubordinated basis and will rank pari passu as among themselves and will be payable rateably without any preference or priority. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.***

The Notes will be offered by the Agent acting as such in accordance with the conditions contained in the Agency Agreement and subject to the approval of certain legal matters on behalf of the Bank and the Agent by Fasken Martineau DuMoulin LLP. See "Plan of Distribution".

National Bank Financial Inc., the Agent, is a wholly-owned subsidiary of the Bank. As a result, the Bank is a related issuer of National Bank Financial Inc. under applicable securities legislation. See "Plan of Distribution".

A global certificate for the full amount of the issue of each series of Notes will be issued in registered form to The Canadian Depositary for Securities Limited ("CDS") or its nominee and will be deposited with CDS on each Closing Date. Subject to certain exceptions, certificates evidencing the Notes will not be available to Noteholders under any circumstances and registration of interests will be made in CDS's book-based system. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, in accordance with legislation in effect at the date hereof and subject to compliance with prudent investment standards and general investment provisions and restrictions contained in the following statutes (and, where applicable, the regulations thereunder) and, where applicable, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures or goals and, in certain circumstances, the filing of such policies, procedures or goals and, where applicable, without resort to the so-called "basket" provisions, the Notes offered hereby will not, at a Closing Date, be precluded as investments under the following statutes:

(a) *Insurance Companies Act* (Canada);

(b) *Trust and Loan Companies Act* (Canada);

(c) *Pension Benefits Standards Act, 1985* (Canada);

(d) *An Act respecting insurance* (Québec), for an insurer, as defined therein, incorporated under the laws of Québec, other than a guarantee fund;

(e) *An Act respecting trust companies and savings companies* (Québec), for a trust company, as defined therein, investing its own funds and funds received as deposits, and for a savings company, as defined therein, investing its funds;

(f) *Supplemental Pension Plans Act* (Québec);

(g) *Loan and Trust Corporations Act* (Ontario);

(h) *Pension Benefits Act* (Ontario);

(i) *Financial Institutions Act* (British Columbia);

(j) *Pension Benefits Standards Act* (British Columbia);

(k) *Alberta Heritage Savings Trust Fund Act* (Alberta);

(l) *Loan and Trust Corporations Act* (Alberta);

(m) *Insurance Act* (Alberta);

(n) *Financial Administration Act* (Alberta);

(o) *Employment Pension Plans Act* (Alberta);

(p) *The Pension Benefits Act, 1992* (Saskatchewan);

(q) *The Trust and Loan Corporations Act, 1997* (Saskatchewan);

(r) *The Insurance Act* (Manitoba);

(s) *The Pension Benefits Act* (Manitoba);

(t) *The Trustee Act* (Manitoba);

(u) *Trustees Act* (New Brunswick);

(v) *Pension Benefits Act* (New Brunswick);

(w) *Trustee Act* (Nova Scotia);

(x) *Insurance Companies Act* (Newfoundland and Labrador); and

(y) *Pension Benefits Act, 1997* (Newfoundland and Labrador).

In the opinion of such counsel, in accordance with legislation in effect at the date hereof, the Notes offered hereby will, at a Closing Date, be qualified investments under the Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") and deferred profit sharing plans ("DPSPs"), other than DPSPs under which the Bank or a corporation with which the Bank does not deal at arm's length within the meaning of the Act is an employer, and may be held in such plan subject to the terms of the plan. The Notes do not constitute "foreign property" for the purpose of Part XI of the Act.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec H3B 4L2, telephone (514) 394-6081 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary, National Bank of Canada, at the above-mentioned address and telephone number.

The following documents, filed by the Bank with the Superintendent of Financial Institutions and with the various securities commissions or similar authorities in each province of Canada, are specifically incorporated by reference to and form an integral part of this prospectus:

(a) the Annual Information Form of the Bank dated November 29, 2002, for the year ended October 31, 2002;

(b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2002 together with the Auditors' Report thereon, and Management's Discussion and Analysis as contained in the Bank's Annual Report for the year ended October 31, 2002;

(c) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2003;

(d) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2003; and

(e) the Management Proxy Circular dated January 23, 2003 containing information as at January 21, 2003 in connection with the Bank's annual meeting of shareholders held on March 12, 2003 except for these portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Bank with the various securities commissions or similar authorities in Canada, after the date of this prospectus and prior to the termination of the offering, will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and annual consolidated financial statements and management's discussion and analysis accompanying such financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis accompanying such financial statements, all interim financial statements, the previous management proxy circular and material change reports filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference to this prospectus for purposes of future offers and sales of Notes hereunder.

A prospectus supplement containing the specific terms with respect to any offered Notes and other information in relation to such offered Notes will be delivered to purchasers of such offered Notes together

with this prospectus and will be deemed to be incorporated by reference to this prospectus as of the date of such prospectus supplement and only for the purposes of the offering of such offered Notes.

SUMMARY OF THE OFFERING

The following is a summary of more detailed information appearing elsewhere in this prospectus. Capitalized terms not defined in this summary are defined elsewhere in this prospectus. See "Glossary".

Issuer: National Bank of Canada.

Issue: NBC Ex-Tra Total Return Linked Notes, issuable in series.

Issue Amount: Up to $500,000,000 or the equivalent in Specified Currencies, including the Notes already issued.

Specified Currency: Each series of Notes will be issued in a Specified Currency at the Closing Date as set forth by the Bank in the relevant prospectus supplement, being any of the lawful currencies of Canada, Japan, United Kingdom and the United States of America and the Euro (and any successor currency to any such currency or additional Specified Currencies).

Notes Outstanding: As at December 31, 2002, 266,900 Notes were currently outstanding. These Notes constitute five series of Notes and were issued pursuant to a prospectus dated July 31, 2000 and a base shelf prospectus dated March 6, 2001.

Use of proceeds: The net proceeds of the offering, after payment of the expenses of the offering, will be used for general banking purposes of the Bank. See "Use of Proceeds".

Principal Amount: The principal amount per note in a Specified Currency will be equal to the Index Value at the Closing Date.

Payment at Maturity: At Maturity, a Noteholder will receive as payment in respect of each Note held by such Noteholder an amount in the Specified Currency equal to the Index Value at the Maturity Date. See "Description of the Notes - Maturity".

Index Value: For series of Notes where the Specified Currency is a currency other than the Canadian dollar, the Index Value will be labelled Index Value SC and will be calculated weekly by reference to the return of the NAV per Unit converted from US dollars to the Specified Currency between each Valuation Date as follows:

$$IV_{SC(VD)} = IV_{SC(VD-1)} \times \frac{\text{NAV per Unit}_{(VD)}}{\text{NAV per Unit}_{(VD-1)}} \times (1 - \%IR_{(CP)})$$

$IV_{SC(VD)}$: Index Value SC at any Valuation Date.

$IV_{SC(VD-1)}$: Index Value SC at the preceding Valuation Date.

NAV per Unit $_{(VD)}$: Net Asset Value per Unit of the Program at the Valuation Date converted from US dollars to the Specified Currency at the Exchange Rate as of the Valuation Date.

NAV per Unit $_{(VD-1)}$: Net Asset Value per Unit of the Program as of the preceding Valuation Date converted from US dollars to the Specified Currency at the Exchange Rate as of the preceding Valuation Date.

%IR $_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

For series of Notes where the designated Specified Currency is the Canadian dollar, the Bank will hedge the currency exposure to fluctuations in the US/CAN dollar exchange rate by entering into various hedging transactions, including forward contracts. As a result, for series of Notes issued in the Canadian currency, the Index Value will be labelled Index Value CAN and will be calculated weekly for each series as follows by reference to the return of the NAV per Unit of the Canadian Account of that series which will be based on the return of the NAV per Unit, net of the Hedging Costs/Benefits:

$$IV_{CAN\ (VD)} = IV_{CAN\ (VD-1)} \times \frac{\text{NAV per Unit of the Canadian Account}_{(VD)}}{\text{NAV per Unit of the Canadian Account}_{(VD-1)}} \times (1 - \%IR_{(CP)})$$

$IV_{CAN\ (VD)}$: Index Value CAN at any Valuation Date.

$IV_{CAN\ (VD-1)}$: Index Value CAN at the preceding Valuation Date.

NAV per Unit of the Canadian Account$_{(VD)}$: Net Asset Value per Unit of the Canadian Account at the Valuation Date.

NAV per Unit of the Canadian Account $_{(VD-1)}$: Net Asset Value per Unit of the Canadian Account as of the preceding Valuation Date.

$\%IR_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

Immediately prior to the first closing of each issue of a series of Notes where the Canadian dollar is the Specified Currency, the initial value of the Index Value CAN of such series will be set at 99 and each Note of such series will have a principal amount equal to $99. Thereafter, the Index Value of a particular series will fluctuate by reference to the Canadian Account of that series and may result in a different Index Value than for other series of Notes denominated in the Canadian currency.

Each series of Notes denominated in the Canadian currency will have a separate Canadian Account. The Canadian Account will represent the amount raised from the issue of a series of Notes in the Canadian currency, the Canadian Funds, invested in Units of the Program by borrowing the equivalent US dollar amount to create a hedge against future fluctuations in US/CAN dollar exchange rate. The future performance of the Program will also be hedged by various hedging transactions, including forward contracts. As a result of the various hedging transactions, holders of Notes of a series issued in Canadian currency will not bear direct exposure to fluctuations in the US/CAN dollar exchange rate. The NAV per Unit of the Canadian Account will be set initially at $10. Thereafter, the NAV per Unit of the Canadian Account will increase or decrease according to the return of the NAV per Unit of the Program net of the related Hedging Costs/Benefits. The Hedging Costs/Benefits will represent the difference between the cost of borrowing US funds and the return on the Canadian Funds plus the spread between the bid-offer on the forward market.

Percentage of Index Reduction:	The Index Value will be reduced by a percentage per annum representing the Management Fee and Service Fee at the end of every Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee that the Bank is entitled to receive as described under "The Program – Fees Assumed by Noteholders".
Program:	The Multi-strategy Program, a proprietary investment strategy managed by the Bank through the Program Manager for funds of the Bank and those of outside parties. The objective of this Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection. A Noteholder has no interest in the assets of the Program but has an entitlement under the Notes, enforceable against the Bank, the value of which will be determined by the economic performance of the Program. See "The Program".
Program Manager:	The Bank, directly or indirectly through a wholly-owned direct or indirect subsidiary. The Bank currently manages the Program through a wholly-owned subsidiary, Innocap Investment Management Inc.
Interest:	The Notes will not bear interest. The return on the Notes will be based on the increase or decrease in the Index Value between the Closing Date and the Maturity Date or, as the case may be, between the Closing Date and the Redemption Date.
Redemption by Noteholders:	Noteholders will have the option to request the redemption of their Notes on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) for a price per Note in the Specified Currency equal to the Index Value at that date, minus 1%. See "Details of the Offering and Description of the Notes – Redemption by Noteholders".
Reimbursement under Special Circumstances:	Notwithstanding the Maturity Date, the Bank may reimburse the Notes of any series under certain limited circumstances, including a change in laws, regulations, taxation regulations or taxation practices or other circumstances not within the control of the Bank. See "Description of the Notes – Reimbursement Under Special Circumstances".
Rank:	The Notes will constitute direct unsecured obligations of the Bank. The Notes will be issued on an unsubordinated basis and will rank pari passu as among themselves and will be payable rateably without any preference or priority. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act*.**
Book-Based System:	Notes of each series will be evidenced by a single global certificate held by CDS, or on its behalf, as registered holder of the Notes. Registration of the interests and transfers of the Notes will be made only through the book-based system of CDS. Subject to certain exceptions, Noteholders will not be entitled to any certificate or other instrument from the Bank or CDS evidencing the ownership thereof and no Noteholder will be shown on the records maintained by CDS except through an agent who is a CDS Participant. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".

Market for the Notes:	There is currently no market for the Notes and there can be no assurance that a market will develop. If a market develops, there can be no assurance that it will be liquid. The Agent has agreed with the Bank that it will use its reasonable efforts to assist Noteholders to locate potential buyers if they wish to sell their Notes. See "Details of the Offering and Description of the Notes – Market for the Notes".
Eligibility for Investment:	In the opinion of counsel, the Notes will be eligible for investment under certain statutes as set forth under "Eligibility for Investment". Furthermore, the Notes will qualify for investment under the Act for trusts governed by RRSPs, RRIFs, RESPs and DPSPs. The Notes do not constitute foreign property for the purpose of the Act.
Risk Factors:	Prospective purchasers should take into account various risk factors associated with this offering, including, but not limited to, (i) the speculative nature of the Notes and their suitability only for certain investors who have specific investment objectives; (ii) the risk that the value of a Note and the amount per Note to be received by a Noteholder at Maturity or upon redemption will fluctuate with the level of the Index Value and may be less than the Principal Amount of such Note (iii) the payments owed to the Noteholders will be dependent upon the financial health and credit-worthiness of the Bank, (iv) the absence of recourse of Noteholders against the assets of the Program resulting from the absence of a proprietary interest of the Noteholders in the assets of the Program; (v) the amount of the redemption price to be paid by an investor who desires to redeem any Notes prior to Maturity will depend entirely on the relative Index Values calculated at the appropriate times; (vi) the Notes are not conventional indebtedness in that they do not provide investors with a defined income stream or return that could be calculated by reference to a fixed or floating rate of interest that is determinable in advance; (vii) the exposure of Noteholders to fluctuations in the value of the Specified Currency (other than the Canadian or US dollar) in which the Notes are denominated against the US dollar; (viii) the return on the Notes issued in Canadian currency may be impacted by the Hedging Costs/Benefits (ix) the Program Manager will be solely responsible for computing the NAV of the Program, the NAV per Unit, the NAV of the Canadian Account and the NAV per Unit of the Canadian Account for all Canadian Accounts as well as for determining the Index Value from time to time and a calculation error made by the Program Manager will affect the price at which a Noteholder could have purchased or sold its Notes; (x) past performance of any Trading Advisor will not necessarily be indicative of future results; (xi) the Program Manager will depend, to a great extent, on the services of a limited number of individuals for the provision of investment management services to the Program and the loss of such individuals for any reason may have an impact on the Program's return; (xii) investors are relying solely on the ability of the Program Manager to select Trading Advisors in making a decision whether or not to invest in the Notes. See "Risk Factors" for a more detailed description of the foregoing risk factors and additional risk factors associated with this offering.

SUMMARY OF THE EXPENSES

Remuneration of the Agent and Investment Advisors

Agent's Fees: The fees payable to the Agent in connection with the sales of the Notes shall be 1% of the Principal Amount of any Note and will be paid by the purchasers. See "Plan of Distribution".

Fees to Investment Advisors: The fees payable to the Investment Advisors in connection with the sales of the Notes to be negotiated between a Noteholder and its Investment Advisor shall be of a maximum of 2% of the Principal Amount of any Note and will be paid by the purchaser.

Noteholder's expenses

Management Fee and Service Fee: The Index Value will be reduced by a percentage per annum representing the Management Fee and the Service Fee at the end of each Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee payable monthly by the Bank to Investment Advisors. See "The Program – Fees Assumed by the Noteholders". The specific fees payable will be set forth in the relevant prospectus supplement.

Program's expenses

Trading expenses: Expenses borne by the Program and paid from its assets will include: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, external accounting expert and borrowing costs. See "The Program – Fees Assumed by the Program".

Bank's expenses

Operating Expenses: All administrative, accounting and risk management expenses will be assumed by the Bank. See "The Program – Fees Assumed by the Bank".

Historical Performance

The following table shows the historical returns of the Program and of the Notes, calculated in US dollars, and of other recognized benchmarks and risk parameters as at December 31, 2002.

RETURN HISTORY [1]

	1 Year	2 Years	3 Years	5 Years	Since Inception[2]
Program [3]	2.9%	2.2%	9.0%	10.9%	13.43%
Notes [4]	0.8%	0.1%	6.8%	8.6%	11.13%
MAR - Fund of Funds	1.1%	3.1%	4.5%	6.1%	8.29%
S&P 500 Composite total return Index	-22.1%	-17.1%	-14.5%	-0.6%	5.84%

RISK AND RETURN ANALYSIS [1]

	Volatility	Maximum Drawdown	Beta	Correlation to S&P 500 Composite total return Index	Sharpe Ratio
Program [3]	7.3%	3.1%	0	0	1.32
Notes [4]	7.2%	3.7%	0	0	1.04
MAR - Fund of Funds	5.1%	7.1%	0.16	0.59	0.94
S&P 500 Composite total return Index	18.4%	44.7%	1	1	0.22

(1) The table above is provided to illustrate the experience and the historical returns obtained by the Program and the Notes for the periods indicated and is not necessarily indicative of future returns which will be earned on the Program and the Notes.

(2) Since July 1, 1996.

(3) Returns are net of all expenses borne by the Program such as management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, external accounting expert and borrowing costs.

(4) Returns are net of the expenses mentioned in (3) above and net of the Management Fee and the Service Fee, assuming such fees total 2% per annum.

GLOSSARY

The capitalized terms contained in this prospectus which are not elsewhere defined have the meaning ascribed thereto hereunder.

Act:	*Income Tax Act* (Canada).
Agent:	National Bank Financial Inc.
Agency Agreement:	The agreement dated July 14, 2003, as may be amended from time to time, between the Bank and the Agent, relating to the offer, issuance and sale of the Notes.
Aggregate Value of the Notes:	The total number of Notes of a particular series outstanding at a given day multiplied by the corresponding Index Value (which may be the Index Value SC or the applicable Index Value CAN depending on the currency of issue of the Notes of a particular series) on that date. This value represents the basis on which the Management Fee of the Bank is calculated.
Bank:	National Bank of Canada.
BBS:	The "book-based system" of securities issuance and registration in which electronic records replace physical certificates; this system was established by CDS pursuant to rules and procedures therefor under agreements and rules establishing and governing the procedures for, among other things, the settlement of securities transactions under such system.
Beta:	Measure of a portfolio sensitivity to overall equity market directions.
Book-Entry System:	The record entry securities transfer and pledge system established and governed by one or more agreements between CDS and CDS Participants pursuant to which the operating rules and procedures for such system are established and administered by CDS, including in relation to CDS.
Business Day:	Any day other than a Saturday or a Sunday or a Canadian Banking Holiday.
Calculation Period:	The number of days between the preceding calculation of the Index Value and the Valuation Date.
Canadian Accounts:	All of the Canadian Accounts set up for series of Notes denominated in the Canadian currency. Each series of Notes will have its own separate Canadian Account which represents the Canadian Funds of that Canadian Account invested in Units of the Program by borrowing the equivalent US dollar amount to create a hedge against future fluctuations in US/CAN dollar exchange rate. The future performance of the Program will also be hedged through various hedging transactions, including forward contracts. Funds invested in each Canadian Account are represented by units for accounting and calculation purposes, which are used to calculate the NAV per Unit of such Canadian Account.
Canadian Banking Holiday:	A day on which commercial banks in Montreal and Toronto are required or authorized by law to remain closed.
Canadian Funds:	The funds raised from the issue of series of Notes in the Canadian currency.
CDS:	The Canadian Depository for Securities Limited or its nominee.
CDS Participant:	A broker, dealer, bank or other financial institution or other person for whom CDS effects book-entry transfers and pledges of Notes under the Book-Entry System.
Closing Date:	The last Tuesday of every month (or on the next business day if the Tuesday is a Canadian Banking Holiday). The first Closing Date will be set forth in the first prospectus supplement.

Commodities: Historically, bulk goods such as grains, metals, and foods, that are traded on a commodities exchange or on the spot market, but now includes financial commodities such as bonds, equities, currencies and indices of financial instruments.

Correlation: A statistical measure of the degree to which movements of two variables are related.

Exchange Rate: The Specified Currency / US dollar foreign exchange rate as determined by the Program Manager as of 4:00 P.M. (Eastern time) on the Valuation Date using available and reliable market data.

Forward Contract: An obligation to buy or sell a security or other property at an agreed-upon price on a specified future date.

Futures Contract: An obligation to buy or sell a security or other property at an agreed-upon price for future settlement and differs from a forward contract in that futures contracts are subject to standard terms, are exchange traded and satisfy margin requirements.

Hedging Costs/Benefits: The Bank will invest the Canadian Funds in Units of the Program by borrowing the equivalent US dollar amount to create a hedge against the fluctuations in the US/CAN dollar exchange rate. The Bank will also hedge the future performance of the Program for such Notes through various hedging transactions, including forward contracts. Therefore, the Hedging Costs/Benefits for each Canadian Account will represent the difference between the cost of borrowing US funds and the return on the Canadian Funds, plus the spread between the bid-offer on the forward market. Hedging Costs/Benefits will be calculated separately for each Canadian Account.

Index Value: For series of Notes where the Specified Currency is a currency other than the Canadian dollar, the Index Value will be labelled Index Value SC and will be calculated weekly by reference to the return of the NAV per Unit converted from US dollars to the Specified Currency between each Valuation Date as follows:

$$IV_{SC(VD)} = IV_{SC(VD-1)} \times \frac{\text{NAV per Unit}_{(VD)}}{\text{NAV per Unit}_{(VD-1)}} \times (1\text{-}\%IR_{(CP)})$$

$IV_{SC(VD)}$: Index Value SC at any Valuation Date.

$IV_{SC(VD-1)}$: Index Value SC at the preceding Valuation Date.

NAV per Unit $_{(VD)}$: Net Asset Value per Unit of the Program at the Valuation Date converted from US dollars to the Specified Currency at the Exchange Rate as of the Valuation Date.

NAV per Unit $_{(VD-1)}$: Net Asset Value per Unit of the Program as of the preceding Valuation Date converted from US dollars to the Specified Currency at the Exchange Rate as of the preceding Valuation Date.

%IR $_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

For series of Notes where the designated Specified Currency is the Canadian dollar, the Bank will hedge the currency exposure to fluctuations in the US/CAN dollar exchange rate by entering into various hedging transactions, including forward contracts. As a result, for series of Notes issued in the Canadian currency, the Index Value will be labelled Index Value CAN and will be calculated weekly for each series as follows by reference to the return of the NAV per Unit of the Canadian Account of that series which will be based on the return of the NAV per Unit, net of the Hedging Costs/Benefits:

$$IV_{CAN\,(VD)} = IV_{CAN\,(VD-1)} \times \frac{\text{NAV per Unit of the Canadian Account}_{(VD)}}{\text{NAV per Unit of the Canadian Account}_{(VD-1)}} \times (1 - \%IR_{(CP)})$$

$IV_{CAN\,(VD)}$: Index Value CAN at any Valuation Date.

$IV_{CAN\,(VD-1)}$: Index Value CAN at the preceding Valuation Date.

NAV per Unit of the Canadian Account$_{(VD)}$: Net Asset Value per Unit of the Canadian Account at the Valuation Date.

NAV per Unit of the Canadian Account $_{(VD-1)}$: Net Asset Value per Unit of the Canadian Account as of the preceding Valuation Date.

$\%IR_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

Immediately prior to the first closing of each issue of a series of Notes where the Canadian dollar is the Specified Currency, the initial value of the Index Value CAN of such series will be set at 99 and each Note of such series will have a principal amount equal to $99. Thereafter, the Index Value of a particular series will fluctuate by reference to the Canadian Account of that series and may result in a different Index Value than for other series of Notes denominated in the Canadian currency.

Investment Advisors: The registered representatives whose clients are Noteholders.

Investment Committee: The investment committee of the Bank which is responsible for overseeing the Program Manager in the structuring of the Program, the hiring of Trade Advisors and the allocation of capital at risk among the Trading Advisors.

Leverage: A term used to describe the objective of seeking magnified returns on an investment by using borrowed funds, margin accounts or securities or financial instruments that do not require immediate payment in full of the underlying obligation.

Long Position: A term used to signify ownership of securities or a position in the market that varies in value as the market rises or decreases.

Management Fee: The management fee which the Bank is entitled to receive (through the Percentage of Index Reduction) to manage the Program and which equals a percentage per annum of the Aggregate Value of the Notes. The exact Management Fee will be specified in the relevant prospectus supplement.

Management of the Program: The officers and employees of the Program Manager who are responsible for the management of the Program.

Maturity or Maturity Date: The maturity or maturity date of the Notes of a particular series, as specified in the relevant prospectus supplement.

Maximum Drawdown: Measure of the largest cumulative loss of an investment as measured from an investment highest value to its subsequent lowest value from a given

period.

NAV of the Canadian Account:	The net asset value (NAV) of a particular Canadian Account, being the amount equal to the NAV of the Program for the Units of the Program held by such Canadian Account converted from US dollar at the exchange rate fixed under the hedging transactions, net of the Hedging Costs/Benefits and computed daily in Canadian dollars all as set forth under "Determination of the NAV of the Canadian Account and the NAV per Unit of the Canadian Account ".
NAV of the Program:	The net asset value (NAV) of the Program, being the market value (both realized and unrealized) based on the closing prices as determined by the Program Manager, or any other price the Program Manager believes to be reliable and representative of the market value of all cash and money market instruments, of all open positions and commodities interest and all other assets held in the Program, minus all applicable liabilities of the Program computed daily in US dollars all as set forth under "Determination of the NAV of the Program and the NAV per Unit".
NAV per Unit:	The NAV of the Program divided by the number of units then outstanding at the corresponding date. See "The Program - General Statement".
NAV per Unit of the Canadian Account:	The NAV of the Canadian Account for a particular Canadian Account divided by the number of units of such Canadian Account then outstanding at the corresponding date. The NAV per Unit of the Canadian Account will be set initially at $10. Thereafter, the NAV per Unit of the Canadian Account will increase or decrease according to the return of the NAV per Unit of the Program net of the Hedging Costs/Benefits.
Notes:	NBC Ex-Tra Total Return Linked Notes.
Percentage of Index Reduction:	The Index Value will be reduced by a percentage per annum representing the Management Fee and the Service Fee at the end of every Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee payable monthly by the Bank to the Investment Advisors.
Principal Amount:	The principal amount of a Note in a Specified Currency being equal to the Index Value at the Closing Date.
Program:	The Program is a proprietary investment strategy managed by the Bank through the Program Manager for funds of the Bank and those of outside parties. The objective of this program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection.
Program Manager:	The Bank, directly or indirectly through a wholly-owned direct or indirect subsidiary. The Bank currently manages the Program through its wholly-owned subsidiary Innocap Investment Management Inc. The Bank has appointed Innocap Investment Management Inc., as security advisor pursuant to an Investment Management and Services Agreement dated February 13, 2003, and assigned the management of the Program with power to structure the Program, retain, monitor and terminate Trading Advisors and allocate capital at risk among the Trading Advisors, subject to the oversight of the Investment Committee.
Redemption Date:	The Tuesday of every week or on the next Business Day if the Tuesday is a Canadian Banking Holiday.
Redemption Notice:	The notice to be sent by a Noteholder no later than 4:15 p.m. (Eastern time) on an Eligible Redemption Date to the transfer agent and registrar for the redemption of its Notes.

Reimbursement Under Special Circumstances:	Means cases where, in the opinion of the Bank acting reasonably and in good faith, an amendment is made to an act or regulation; to taxation practices, policies or administration; or an event occurs caused by circumstances beyond the control of the Bank making it illegal or disadvantageous, from a legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Notes to remain outstanding.
Service Fee:	The service fee which an Investment Advisor is entitled to receive from the Bank for ongoing services to its clients and which equals a percentage per annum of the average Value of the Notes held by its clients payable monthly on the 15th day of the following month. The Service Fee will not be payable on Notes redeemed or issued during the month. The Service Fee is reflected through the Percentage of Index Reduction. The exact Service Fee will be specified in the relevant prospectus supplement.
Sharpe Ratio:	A measure of return-to-risk calculated by dividing the return on an investment in excess of the risk-free rate (returns on Treasury Bills are a proxy for the risk-free rate) by the volatility of the return over a given period of time; the Sharpe Ratio can be used to compare investments with different risk characteristics over a given period of time.
Short Position:	The sale of a security or other property that the seller does not own which has been borrowed and must be remitted at a future date by a purchase of said security or of other property.
Specified Currency:	The Specified Currency in which a series of Notes is issued as specified in the relevant prospectus supplement, being any of the lawful currencies of Canada, Japan, United Kingdom and the United States of America and the Euro (and any successor currency to any such currency or additional Specified Currencies).
Trading Advisors:	The trading advisors selected by the Program Manager to invest the funds of the Program.
Valuation Date:	Date of valuation of the Index Value, being 4:15 p.m. (Eastern time) on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Bank Holiday) until Maturity.
Value of the Notes:	The number of Notes of a particular series held by clients of an Investment Advisor multiplied by the corresponding Index Value. This value represents the base on which the Service Fee is calculated.
Volatility:	A numerical measure (standard deviation) of the tendency of the price of a security or other property to vary over time; the higher the volatility, the greater the risk associated with the achievement of a particular return or expected return.

NATIONAL BANK OF CANADA

General

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office is located at National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2.

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2002 is included in the Annual Report for the year ended October 31, 2002.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

THE PROGRAM

History

In June 1996, the Treasury and Financial Markets sector of the Bank created the Multi-strategy Program, a new multi-manager, specialized investment concept. At the time, the Bank was seeking to reduce its risk exposure to traditional lending activities and to allocate more capital toward actively managed liquid investments. The objectives of the Program were to generate stable revenues managed by a group of trading advisors specialized in alternative investments and to complement traditional treasury activities of the Bank.

One of the principal factors that made the Program possible was the Bank's ability to quantify the risks generated by the underlying managers and their strategies with the implementation of a proprietary methodology developed in 1994. The Bank was one of the first Canadian banks to adopt the "Value-at-Risk" approach to quantify and monitor its various risks in anticipation of the stringent capital rules later imposed by the Bank of International Settlement. In January 1998, the Bank was authorized by the Office of the Superintendent of Financial Institutions to use its proprietary model to measure market risk related to its trading activities. This approach is now widely used by the Bank to efficiently allocate risk across its various activities and to set targets that are consistent with its return on equity objectives.

The Program was initially designed by the Bank for its own funds but, since January 2000, it also includes funds of outside parties. As at December 31, 2002, the assets under management in the Program amounted to approximately US$613 million. Funds invested in the Program are represented by units for accounting and calculation purposes, which are used to calculate the NAV per Unit.

The Program

The Program is a proprietary investment strategy managed by the Bank through the Program Manager for its own funds and those of outside parties. The goal of the Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection.

Investment Philosophy and Other Characteristics of the Program

To achieve its objectives, the Program Manager recruits external Trading Advisors. This approach has enabled the Program to capitalize on very specialized investment strategies that would have otherwise been inaccessible to the Bank.

The multi-trader approach uses a number of Trading Advisors with varied investment styles and strategies and who are active in different market segments. The Program Manager believes that this approach enables the Program to seek out higher risk-adjusted returns than if it had employed a single trading advisor while also minimizing the risk of exposure to any one strategy through diversification.

The multi-fund concept provides advantages over the use of a single investment vehicle. The style, geographic allocation, strategy and trading techniques associated with any given single investment vehicle will result in successful performance under certain market conditions but less successful performance at

other times. Consequently, few single portfolio managers that allocate their assets to a single program or strategy have consistently maintained the same ranking among their peers over extended periods of time.

The multi-trader approach also allows investors to access a broad range of portfolio strategies that are generally not readily accessible due to high minimum investment requirements, restrictions on the number of investors and other factors. While these types of strategies may expose investors to concentrated risk, a portfolio of investments with carefully selected Trading Advisors, such as the Program, offers the benefit of specialized investment strategies without undue concentration of capital.

In summary, the Program Manager believes that the multi-trader approach reduces the volatility over the medium to long term and is more responsive to changing market conditions. The resulting diversification, coupled with the use of portfolio investments managed by experienced Trading Advisors, may allow the Program to achieve better risk-adjusted returns over time than that of a single-manager fund.

The Program Manager also seeks to maintain a disciplined risk and operations management. The Program Manager insists on maintaining separate accounts to achieve full transparency in all its trading activities. It is therefore able to control the entire operational process by maintaining parallel administrative and risk management systems to ensure that all positions are coherent with the investment program and the established guidelines.

Investment Objectives

The Program's investment objectives are to generate, through the appropriate selection of Trading Advisors with different strategies:

(1) above-average medium-term risk-adjusted returns;

(2) returns that demonstrate little correlation with either equity or debt markets; and

(3) returns that are less volatile than those of the equity market.

Methodology

The Program focuses on a universe of established Trading Advisors who use various investment techniques and markets to achieve the objectives.

The Management of the Program employs a three-step process in structuring its portfolio. It:

(1) scans the alternative management universe to find Trading Advisors that will complement its portfolio;

(2) optimizes its risk-adjusted return by allocating capital at risk to the Trading Advisors; and

(3) monitors on a daily basis the Trading Advisors results and periodically re-balances their allocation of capital at risk.

The Alternative Management Universe

In the view of the Program Manager, the current universe of alternative management strategies may be considered to encompass five primary categories: global asset allocation, event-driven, relative value, equity hedge and short selling. Within each of these broad primary categories are a number of trading strategies.



Global Asset Allocation Category
Event-Driven Category
Relative Value Category
Equity Hedge Category
Short Selling Category
Discretionary Strategy
Systematic Strategy
Deal Arbitrage Strategy
Bankruptcy-Distressed Strategy
Multi-Event Strategy
Long-Short Strategy
Convertible Arbitrage Strategy
Fixed Income Arbitrage Strategy
Rotational Strategy
Aggressive Strategy
Domestic Long Strategy
Domestic Opportunistic Strategy
Global-International Strategy
Country Specific Opportunistic Strategy

Global Asset Allocation Category

The global asset allocation category is comprised of two major management strategies: discretionary and systematic. Managers of both strategies tend to focus on macro-economic opportunities across numerous markets and instruments. Investments may be either long or short in cash securities, futures contracts, derivative contracts, or options, and may be in equity, fixed income markets, currencies, or commodities (e.g. agricultural, metals, energy). Discretionary managers tend to rely more on a fundamental approach to their decision-making. Systematic managers tend to invest in numerous markets based on quantitative models. These managers tend to follow investment trends and take positions based primarily on the output of their models. The risk level for assets allocated to this strategy may be considered as high.

Discretionary Strategy

Discretionary global asset allocation managers engage in strategies designed to capture market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed income markets, as well as non-financial markets, such as the energy, agricultural and metals sectors. Discretionary global asset allocation managers utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, discretionary global asset allocation managers tend to hold more concentrated positions in a limited number of markets at

any one time. Positions may be long and short in different markets, and the managers tend to employ leverage.

Systematic Strategy

Systematic global asset allocation managers utilize proprietary models to identify opportunities that exist within a diverse group of financial and non-financial markets, and establish positions based on these models. While subjective investment decisions are made, such decisions are the result of a heavier reliance on models than is the case of discretionary strategies. Managers using systematic strategies tend to hold positions in several markets at the same time, which may be both long and short, and tend to employ leverage when establishing positions.

Event-Driven Category

Managers in the event-driven category typically invest either long or short (or both) based on anticipated outcomes of company specific or transaction specific situations. Event-driven managers tend to have a directional bias, attempting to capture an underlying change in value based on a particular event such as an anticipated merger or pending bankruptcy. Positions taken by event-driven managers may or may not be leveraged. The risk level for assets allocated to this strategy may be considered as moderate. Within the event-driven category there are three major management strategies : Deal Arbitrage, Bankruptcy-Distressed; and Multi-Event.

Deal Arbitrage Strategy

Deal arbitrage managers generally seek to profit by realizing price differentials that they perceive exist between the current market price of a security and its expected future value based upon the occurrence of a specific event. Deal arbitrage transactions typically involve the purchase or sale of securities in connection with announced corporate actions, which may include, but are not limited to mergers, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, re-capitalizations, liquidations, divestitures, spin-offs and similar transactions. The portfolio is generally actively traded and may exhibit a high rate of turnover. Deal arbitrage managers may periodically utilize a significant amount of leverage and may enter into swaps and other similar financial contracts in an effort to increase portfolio returns. Deal arbitrage managers generally engage in short selling, options hedging, and other arbitrage techniques to capture price differentials. Positions may be in the securities of companies not currently involved in announced transactions, but which are believed to be undervalued and likely candidates for a future corporate action.

Bankruptcy-Distressed Strategy

Bankruptcy-distressed managers generally invest in the securities of financially troubled companies (companies involved in bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event situations). Investment strategies may seek to identify distressed securities in general or focus on one particular segment of the market (such as the senior secured debt sector or the equity portion of distressed companies). Investments may be passively acquired in the secondary market, acquired through participation in merger and acquisition activity, or acquired with a view toward actively participating in a re-capitalization or restructuring plan. Managers may actively attempt to modify or improve a restructuring plan with the intent of improving the value of such securities upon consummation of a restructuring. In addition managers may take an active role and seek representation in management on the board of directors, or on a creditor's committee. In order to achieve these objectives, the manager may purchase, sell, exchange or otherwise deal in and with restricted or marketable securities including, without limitations, any type of debt security, preferred or common stock, warrants, options and hybrid instruments. A significant portion of the manager's portfolio may be invested in restricted securities which may not be registered and for which a market may not be readily available; therefore, a significant portion of the portfolio may be illiquid. Investment may involve both domestic and foreign entities and may utilize leverage. Information about specific investments may be limited thereby reducing the managers ability to monitor the performance and to evaluate the advisability of continued investments in specific situations.

Multi-Event Strategy

Multi-event managers generally seek to profit by realizing the price differentials that they perceive exist between equivalent or nearly equivalent securities or between the current market price of a security and its expected future value based on the occurrence of a specific event. These managers seek to take advantage of

any number of different events. Events may involve corporate actions, credit events, political events, or other situations which may have an effect on the value of the securities or financial instruments traded by the manager. Multi-event managers generally engage in short selling, options hedging, and other arbitrage techniques to capture price differentials. Investments may involve both domestic and foreign markets and may utilize significant amounts of leverage. Multi-event managers employ both long and short strategies, warrant and option arbitrage and hedging strategies, inter and intra-market spread trading, futures, options and currency trading.

Relative Value Category

Managers within the relative value category seek to achieve attractive risk-adjusted returns through the use of both long and short positions. Relative value managers generally look to take advantage of pricing inefficiencies that occur in the market place from time to time. Positions taken by relative value managers may or may not be leveraged. The risk level for assets allocated to this category may be considered as moderate. Within the relative value category there are five major management strategies: long-short strategy, convertible arbitrage, fixed income arbitrage, rotational and aggressive.

Long-Short Strategy

Long-short managers seek global arbitrage opportunities primarily in the equity markets. These opportunities may result from changes in the valuations of specific companies or sectors. For example, if two stocks with similar fundamentals in a given industry have diverged from one another in price from their historical relationship, the manager may acquire long positions in the underpriced stock and short the overpriced stock with the intention of unwinding the positions later.

Convertible Arbitrage Strategy

Convertible arbitrage managers analyze convertible bonds and warrants across the globe to take advantage of opportunities presented by market and information inefficiencies. Managers seek to monetize these opportunities through the use of both fundamental analysis of the issuing companies and quantitative option and security valuation techniques.

Fixed Income Arbitrage Strategy

Fixed income arbitrage managers establish positions in a variety of fixed income securities. Trading strategies may be structured to capture expected changes in credit spreads, such as the difference between the yield on a specific company's debt and the yield on U.S. Treasury securities. In this scenario, a manager may buy the company's bond and sell short the Treasury security. Trades may also be structured to capture anticipated changes in the credit spreads within a specific company's capital structure.

Rotational Strategy

Rotational managers engage in a broad range of relative value strategies across four primary markets: (i) long and short positions in equity markets; (ii) positions in convertible bonds and warrants, (iii) domestic and international positions in investment grade and non-investment grade fixed income securities; and (iv) special situations arising from anomalies in the global securities markets. Rotational strategy transactions are structured with the goal of isolating and capturing perceived mis-pricings among related financial assets. Rotational managers seek to achieve this goal by isolating risk and hedging other risks that arise from the resulting positions.

Aggressive Strategy

Aggressive relative value managers undertake positions across all of the relative value disciplines, (e.g., long-short, convertible arbitrage, and fixed income arbitrage). Aggressive managers tend to utilize leverage to a much greater degree than typical relative value managers. In addition, aggressive managers tend to take larger, more focused positions on specific traders, by concentrating capital allocations to specific trade opportunities and employing leverage to further enhance these focused allocations. Aggressive managers seek to achieve significantly higher absolute returns.

Equity Hedge Category

Managers in the equity hedge category tend to focus on taking long and short positions in the listed equity markets. These positions tend to correspond to each manager's view of individual opportunities. Equity hedge managers generally employ leverage and may have gross positions in excess of assets under management. Generally, managers in the equity hedge category are not fully "hedged". The risk level for assets allocated to this category may be considered as high. Within the equity hedge category, there are four major management strategies: domestic long, domestic opportunistic, global-international and country specific opportunistic.

Domestic Long Strategy

Domestic long managers seek to outperform the traditional equity markets with similar or lower volatility. These managers may take both long and short positions and may utilize leverage. Under most circumstances, managers maintain net long market exposures that are generally 50% - 100% of managed assets, gross positions may be significantly larger.

Domestic Opportunistic Strategy

Domestic opportunistic managers seek to profit by establishing positions in specific equity situations with an objective of outperforming the domestic equity markets. Domestic opportunistic managers utilize the cash and derivatives markets and take both long and short positions. These managers may use leverage when establishing positions, which may be highly concentrated and may lack liquidity.

Global-International Strategy

Global-international managers seek to generate capital appreciation through a portfolio of investments representing a variety of globally-oriented strategies. These strategies may include positions in the cash, futures or forward markets. Global-international managers employ such approaches as long/short strategies, warrant and option arbitrage, hedging strategies, inter- and intra-market equity spread trading, futures, options and currency trading and emerging markets and other special situation investing. Trading positions are generally held both long or short in both foreign and U.S. markets. Global-international managers may use of leverage and may assume aggressive investment positions with respect to concentrations in a market or in various instruments and typically have high levels of portfolio turnover.

Country Specific Opportunistic Strategy

Country specific opportunistic managers seek to profit by establishing positions in specific equity situations with an objective of outperforming the country's specific equity markets. Country specific opportunistic managers utilize the cash and derivatives markets and take both long and short positions. These managers may use leverage when establishing positions, which may be highly concentrated and may lack liquidity.

Short Selling Category

Managers in the short selling category establish short positions in companies where a decline in price is anticipated. Positions may or may not involve the use of leverage. A short selling manager attempts to find overvalued securities and seeks positive returns regardless of market direction. Short selling managers tend to achieve better results in bearish markets. The risk level for the assets allocated to this strategy may be considered as high.

Risk Allocation of the Program as at December 31, 2002

Out of the 20 current Trading Advisors, 7 are in the global asset allocation category, 4 in the event-driven category, 4 in the relative value category and 5 in the equity hedge category. The following chart illustrates the risk-allocation strategy currently in force:



Risk Allocation
Event-Driven
20.8%
Global Asset Allocation
29.0%
Distressed
7,5%
Systematic
9,4%
Deal Arbitrage
13,3%
Discretionary
19,6%
Country Specific
Opportunistic
(Japan)
9,3%
Convertible
Arbitrage
5,2%
Domestic
Opportunistic
21,3%
Long-Short
14,4%
Equity Hedge
30.6%
Relative
Value 19.6%

Current Management Strategies Mix

The following is a summary of the Trading Advisors currently employed by the Program by trading strategy. All dollar amounts of funds managed by advisors set forth hereunder refer to the aggregate dollar amount of funds managed by the Trading Advisor as at December 31, 2002 for all of such advisor's accounts, including the Program and managed under the relevant strategy.

Global Asset Allocation

Discretionary

Trading Advisor 1: This advisor has been in operation since 1997 and specializes in currencies, fixed income, equities and commodities in G10 countries. Its strategy is to capture medium to long term trends identified by utilizing fundamental analysis and firm proprietary evaluation models. This advisor has US$300 million of assets under management.

Trading Advisor 2: This advisor has been in operation since 1994. Its approach relies heavily on the fundamental analysis of the financial markets supplemented by the use of quantitative tools. This advisor invests in global equities, commodities, currencies and bonds and its objective is to produce strong capital appreciation in the medium term. This advisor has assets under management of over US$900 million.

Trading Advisor 3: This advisor has been in operation since 1999. The strategy of this advisor is short-term opportunistic. The program is a fundamental, discretionary approach that focuses on major currencies and currency options. Profits are derived from the combination of fundamental and technical analysis, a strong network of market intelligence and competitive trading costs. This advisor manages assets of US$128 million.

Trading Advisor 4: This advisor has been in trading since 1998. Its strategy is to capture intermediate to long term market movements in G10 fixed income, currency and equity indices using both fundamental and technical analysis. Investments in this strategy are based on global macro views, and include directional and spread positions. Furthermore, this advisor also trades in a wide and diversified variety of G10 fixed income relative value strategies, which combines five criteria in discriminating between trading opportunities. This advisor targets an absolute positive return in both bull and bear markets as its strategy is independent of equity and bond market performance. This advisor has assets under management of US$417 million.

Systematic

Trading Advisor 5: This advisor has been in operation since 1971. The objective of this advisor is to participate in all major sustained price moves of the currency, equity, fixed income and commodity markets. This advisor regards its approach as long-term in nature and has over US$800 million of assets under management.

Trading Advisor 6: This advisor has been in operation since 1997 and provides trading expertise in currency and fixed income markets. This advisor aims to achieve absolute positive return independent of stock and bond market performance by using a diversified approach through 18 systematic trading systems and six trading frequencies across many markets. This advisor combines momentum and value investing responding to market movements ranging from days to months. This advisor has assets under management of US$547 million.

Trading Advisor 7: This advisor has been in operation since 1997 and specializes in trading currencies, interest rates, stock indices and commodity markets. This advisor's trading strategy is designed to generate total returns independent of stock and bond market performance. Its trading techniques are to use 12 systematic trading systems and six trading frequencies responding to short, medium or long term market movements. This advisor has assets under management of US$130 million.

Event-Driven

Deal Arbitrage

Trading Advisor 1: This advisor has been in operation since 1993. This advisor seeks capital appreciation (rather than current income) by managing a diversified portfolio of "event-driven" securities (securities whose values are meaningfully affected by the occurrence of well-defined future events, mainly merger arbitrage). The low correlation to equity markets and the fact that the strategy focuses on events instead of market direction, together with various low-risk hedging techniques, allows the manager to achieve consistent absolute returns with low volatility. This advisor manages assets of US$240 million.

Trading Advisor 2: This advisor was founded in 1993. The primary investment objective of this advisor is to achieve capital appreciation and limit risks through hedged trading strategies that the advisor believes differ from those followed by traditional portfolio management. The advisor will seek to achieve this objective by investing and trading in securities and other instruments which present arbitrage opportunities (including merger arbitrage). The advisor believes that the principal advantage of its investment strategy is the use of hedged trading strategies which seek trading profits without making directional "bets" on the movement of the securities markets. This advisor manages assets of US$240 million.

Trading Advisor 3: Since 1997, this advisor has been managing assets in event driven strategies. This advisor's strategy is to generate superior returns to the equity markets with a low correlation to the broader equity indices. To achieve that goal, the advisor organizes arbitrage trades around corporate events that include narrow events, value events, or special situations (including merger arbitrage). This advisor manages assets of US$1.3 billion.

Distressed Security

Trading Advisor 4: This advisor has been in the distressed security investment business since 1998. The investment strategy is to purchase undervalued debt instruments while selectively selling short overvalued debt securities in the global debt universe. To achieve superior returns, the advisor combines the top-down industry review with bottom-up intensive credit research using fundamental and quantitative analysis. This advisor has US$255 million of assets under management.

Relative Value

Long-Short

Trading Advisor 1: This firm, founded in 1996, combines the talent of a traditional short seller with the skills of a quantitative investment manager. One of the objectives of the strategy is to hedge the systematic risk of the short positions and to isolate the net value added by the short seller from the broad market movements. This advisor has assets under management of US$457 million.

Trading Advisor 2: This firm, founded in 1998 and based in Tokyo, employs fundamental and technical research combined with rigorous tracking of order flows to identify Japanese stocks that have abnormal probability distributions. Presently managing US$800 million, this advisor constantly rebalances the portfolio on the short and long side.

Trading Advisor 3: This advisor specializes in structural arbitrage in closed-end funds since 1998. This advisor aims to provide investors an absolute superior return through capital appreciation by exploiting the potential present in many undervalued investments. This advisor profits from the reduction of discount at which the targeted structural investments trade to their underlying value. This advisor has assets under management of US$380 million.

Convertible Arbitrage

Trading Advisor 4: Focusing exclusively on a Japanese convertible bond arbitrage strategy, this firm, founded in 1993, profits from discrepancies between a convertible bond and its underlying security. This advisor has assets under management of US$90 million.

Equity Hedge

Domestic Opportunistic

Trading Advisor 1: This advisor, founded in 1993, seeks out investment opportunities (mainly US equities) based on a three-pronged approach: fundamental research, specific catalysts (spin-offs, management change, mergers and acquisitions, etc.) and risk management (understanding the downside risk of each investment). This advisor has assets under management of approximately $US380 million.

Trading Advisor 2: This advisor has been in operation since 1991 and invests primarily in the US equity market. The objective of this advisor is to achieve capital appreciation through capitalizing on market opportunities that possess both internal catalyst features and attractive relative valuation. This advisor is also focusing on achieving profits regardless of general market direction. This advisor presently manages assets of US$700 million.

Trading Advisor 3: This advisor has been trading since 1993. Its investment approach is to exploit investment themes that might be industry-wide, country-specific, legislatively-created or regulatory-mandated. These themes will allow for major recasting and reshaping within specific corporate structures. This advisor intends to identify companies where such change is of a dramatic enough nature to make a challenged company mediocre, or a mediocre company good. The investment method is top-down and is guided by liquidity. This advisor has assets under management of over US$100 million.

Trading Advisor 4: This advisor has been investing in US and Canadian equity market since 2001. This advisor takes an opportunistic approach by investing in small, mid and large cap companies in North America. The investment methodology is fundamental research driven and bottom-up stock selections. The manager actively manages portfolio exposures through taking long positions in fundamentally sound companies and short positions in companies with deteriorating fundamentals. This advisor manages assets of US$200 million.

Country Specific Opportunistic

Trading Advisor 5: This advisor has been investing in the Japanese equity market since 1997. The objective of this advisor is to provide absolute returns by preserving capital and maximizing appreciation based on direct company research and bottom-up stock selections. This advisor also commits a small portion of the capital for short-term trading positions. This advisor manages assets of US$3 billion.

Allocation Strategies and Selection of Trading Advisors

Optimization

Optimization is a systematic method of efficiently allocating capital to various asset classes within a portfolio. The objective of an optimized asset allocation is to maximize a portfolio's overall return for a given amount of risk. This takes into account the return, volatility and correlation associated with each asset class in constructing the portfolio.

Consistent with the Program's objective of seeking non-correlated, long-term capital appreciation with relatively low levels of risk, the Bank has developed an optimization process to allocate its assets among many of the trading strategies of the alternative management universe.

The Program utilizes a number of quantitative modeling techniques. In creating the Program's allocation, the Program Manager analyses the results associated with each management strategy to calculate the return, risk and correlation relationships within and between each management strategy and the broader markets. The Program Manager uses its experience and judgment to analyze the results generated by the model. The optimization process also incorporates other qualitative considerations such as the forecast of developing market trends.

While historical data plays a major role in the asset allocation and optimization process, the Program Manager also incorporates assessments of future returns, risks, and correlations between investment strategies and assets. The Program Manager may not necessarily invest in all the strategies described above.

Selection of Trading Advisors

Within the alternative management universe, the Program Manager selects an optimal number of Trading Advisors and allocates capital at risk among them. The Program Manager uses quantitative and qualitative criteria to scan the universe of trading advisors, management strategies and markets. The final evaluation is made by using a broad range of information gathered through the process described below.

Quantitative Criteria

The quantitative criteria includes:

- the historical track record over various time horizons, including Sharpe ratios;
- the stability and consistency of correlations with traditional market indices, short-term instruments and asset classes over various time horizons;
- risk management criteria including: annualized volatility, largest drawdown, and other downside statistics, the number of portfolio positions, maximum and minimum monthly returns, calculation of systematic exposure (both to markets and sectors); and
- an overall quantitative assessment, based on various risk statistics.

Qualitative Criteria

The potential Trading Advisors are then evaluated on the basis of certain qualitative and due diligence criteria. Qualitative considerations can be divided, among others, into organizational profile, risk management approach and compliance sections, and are applied through due diligence visits, discussions with third parties and document reviews. The matters to be considered include:

- the corporate culture, the key manager's third-party references and professional reputation, the qualifications of the staff and the decision-making process;
- relations with third-parties, such as the administrators, custodian (if any) and auditors;
- operations, information technology, infrastructure and compliance;
- trading, risk management and research and development;
- growth of assets under management: specifically during the last three years and the current year;
- the capital commitments of management;
- the portfolio pricing policy; and
- the transparency and fees issues.

Due Diligence Process

This is the last part of the evaluation process and is conducted on the Trading Advisor's premises. The Program Manager uses this opportunity to reconcile the information submitted before by the Trading Advisors with his on-site observations. The Program Manager also conducts interview with key personnel and staff to better understand the advisor's trading models and investment philosophy to ensure their compatibility with the objectives of the overall Program.

Management

The Investment Committee

Once the evaluation process has been completed and all concerns have been satisfied and properly addressed, the Trading Advisor candidates are recommended by the Program Manager to the Investment Committee for approval and for possible inclusion in the Program.

Role and Responsibilities of the Investment Committee

The Investment Committee is responsible for overseeing the Program Manager in respect of the structuring the Program, the hiring of, and, if necessary, the replacing of Trading Advisors and the allocation of capital at risk among the Trading Advisors. More specifically, the Investment Committee is responsible for the approval or rejection of recommendations of the Program Manager in such matters.

The members of the Investment Committee are Jean Turmel, Louis Vachon, Denis Parisien, Martin Gagnon and André Bélanger, all Bank employees. The following are brief biographies of such members:

Jean Turmel, President – Financial Markets, Treasury and Investment Bank. Mr. Turmel joined the Bank in 1981 as Vice-President/Treasury and Foreign Exchange. In 1982, he was appointed Senior Vice-President. In July 1989, he was named Senior Executive Vice-President/Treasury, Brokerage and Financial Markets. From 1993 to 1995, the trust services were also under his responsibility. In September 1995, he was named Senior Executive Vice-President/Treasury, Brokerage and Corporate Banking. In September 1998, Mr. Turmel was appointed President, Financial Markets, Treasury and Investment Bank. Mr. Turmel has a Bachelor of Commerce and a Master's degree in Administration from Laval University. Mr. Turmel is Chairman of the Board of Natcan Investment Management Inc., Director and Chairman of the Executive Committee of National Bank Financial Inc., Chairman of the Board of the Institut de Finance Mathématique de Montréal (IFM2), and member of the Board of Directors of the Bank, Maple Partners and Corp Group – Chile.

Louis Vachon, Senior Vice-President, Treasury and Financial Markets. Mr. Vachon joined the Bank in 1998. He is responsible for global operations of treasury and financial markets, which encompass funding, asset/liability management, foreign exchange, equity derivatives and alternative investments. Prior to joining the Bank, Mr. Vachon held the position of President and Chief Executive Officer of Innocap Investment Management Inc. where he created and managed an independent Canadian investment firm. From 1994 to 1996, he held the position of President and Chief Executive Officer at BT Bank of Canada, the Canadian subsidiary of Bankers Trust. Mr. Vachon obtained a Master's degree in International Finance from The Fletcher School, a Tufts and Harvard University Co-Operative Graduate Program in 1985, a Bachelor's degree in Economics from Bates College in 1983 and is a Chartered Financial Analyst.

Denis Parisien, Managing Director, Alternative Investments. Mr. Parisien joined the Bank in July 1999. As Senior Manager for the Program, he is primarily responsible for the selection of managers, portfolio construction, risk allocation and supervises all operations and administrative issues related to the Program. Prior to joining the Bank, Mr. Parisien was President of Globagest Investment Management Inc., a specialized investment company. He was responsible for all of the firm's trading, risk management, product development and marketing. From 1986 to 1996, Denis Parisien held a number of positions at the Caisse de dépôt et placement du Québec. In 1992, Mr. Parisien set up the tactical investments department and acted as Program Manager thereof through the end of 1996, where he managed a $1.5 billion portfolio using exchange-traded and OTC derivatives. He also developed and introduced a market risk-management framework based on Risk Metrics and Raroc methodologies. He obtained a B.A. in finance from the University of Sherbrooke and is a Chartered Financial Analyst.

Martin Gagnon, Managing Director, Alternative Investments. Mr. Gagnon re-joined the Bank in June 2003. As co-manager of the Program with Mr. Parisien, he focuses on identifying, selecting and monitoring the Trading Advisors. Prior to joining the Bank, Mr. Gagnon was a Vice-President in the International Equity division of Goldman Sachs. From 1993 to 2003 he held different positions in sales and trading of derivatives, fixed-income and equity for their offices in New York, Toronto and Montréal. From 1987 to 1993, he held different positions in the treasury department of the Bank, including within the Financial Engineering Group and the position of Senior Manager – Asset/Liability Management. He holds a

Baccalaureate in Commerce from Université du Québec à Montréal and an MBA from the University of British Columbia and is a Chartered Financial Analyst.

André Bélanger, Managing Director, Business Development, Alternative Investments. Mr. Bélanger joined the Bank in 1969, occupying various functions at the Bank until 1983. His main responsibilities include sales and marketing of the Program and client servicing. From 1983 to 1986, he worked as a market maker on the floor of The Montreal Exchange for currency and bond options. From 1986 to 1989, he was a senior trader on the OTC currency options and Japanese Yen spot market. From 1989 to 1994, he was responsible for business development for Treasury derivatives. From 1994 to 1999, he was Vice-President of Corporate Services at General Trust of Canada (now National Bank Trust Inc.). From 1999 to 2000, he was Vice-President of the Bank for Laurentian/Lanaudière region. Mr. Bélanger is a graduate of Montréal's Ecole des Hautes Etudes Commerciales (Université de Montréal), has received certification from the Canadian Securities Institute (Hons.), the Canadian Bankers Institute and earned a Master's degree in Education from the Université de Montréal.

The Investment Team of the Program

In addition to Denis Parisien, *Managing Director, Program*, Martin Gagnon, *Managing Director, Alternative Investments* and André Bélanger, *Managing Director, Business Development, Alternative Investments*, the following are the other team members of the Program:

Marion Nazareth, Senior Analyst. Ms. Nazareth is responsible for operational and administrative issues, compliance, as well as for the integration of new trading advisors and prime brokers for the Program. Ms. Nazareth has worked at the Bank in the Treasury department for 15 years in various capacities. She joined the investment team of the Program in September 2002. Ms. Nazareth headed an operations team for the Program for 4 years. She graduated with a Bachelor of Arts in Economics from McGill University.

Daniel Baillet, Senior Analyst. Mr. Baillet is responsible for portfolio construction and manager research where he performs qualitative and quantitative analysis of managers. Mr. Baillet joined the investment team of the Program in August 2001, and prior to that, worked as senior analyst in Market Risk Management at the Bank and at the Treasury department from 1998 to 2001. Mr. Baillet received his Master's in Management Sciences, Specializing in Finance from École des Hautes Études Commerciales (Université de Montréal). He passed all 3 exams for his Chartered Financial Analyst diploma and has applied for his CFA designation.

Eric Pedde, Senior Analyst. Mr. Pedde is responsible for portfolio analysis and risk management. Mr. Pedde is a senior analyst in the investment team of the Program at the Bank and formerly was a portfolio officer and mortgage analyst at Canada Mortgage and Housing Corporation. Mr. Pedde received his MBA from McGill University and is a CFA Level 3 candidate for the 2003 exam.

Retention of Trading Advisors

Once selected, the Program Manager enters into management contracts with the Trading Advisors which include, among other things, investment strategy and objectives, operational procedures, execution arrangements, prime brokerage clearing services, capital allocations, fees and general legal provisions.

The Program will typically invest through managed accounts which ensure that the funds of the Program will not be commingled with other funds managed by the Trading Advisors. It could exceptionally invest in a different fashion only if managed accounts are uneconomical.

Monitoring

The objective of the monitoring function is to identify deviations from investment guidelines and to correct them. To do so, the Program Manager quantifies the Trading Advisor's trading results, risk or methodology thoroughly and continuously compares these with its objectives. Any significant deviation between these observations and what had originally been agreed upon between the Trading Advisor and the Program Manager will lead to an immediate action.

Performance and risk are measured on a real-time basis and are analyzed on an absolute basis and relative to various benchmarks. This enables the Program Manager to judge the quality of the profits generated and losses incurred, if any, and to periodically review capital allocated to each strategy.

Trading Advisors are visited once a year or more, if needed. The Program Manager will also maintain regular contacts with the principals to question reversals in strategies or fluctuations in profitability. The Program Manager's coverage of each Trading Advisor is generally a function of the exposure, complexity, importance and consistency of the trading positions.

Risk Management Practices

The Program Manager, in order to apply its risk management practices, uses the human and technological resources of the Bank, particularly for general administration, accounting and risk management. The identification, roles and responsibilities of parties involved are described below.

The different parties involved in the risk management can be grouped into the following three categories:

(a) The Program Manager and Trading Advisors

(i) The Program Manager's responsibilities are the following:

- Daily real time monitoring of the performance of Trading Advisors;
- Daily real time monitoring of the overall performance of the Program;
- Ongoing monitoring of the risk of the Program and Trading Advisors against limits and towards the different markets; and
- Review of purchase and sale activity of Trading Advisors for compliance with the investment objectives and guidelines.

(ii) The Trading Advisors' responsibilities are the following:

- Make investment decisions that are consistent with their management agreement;
- Log transactions into their back-office systems and sub-systems;
- Send confirmation of transactions to the Program Manager electronically or by fax on a daily basis; and
- Produce and reconcile various administrative and risk management reports with the Program Manager.

(b) Administration, Accounting and Control

(i) Administration

In order to ensure that each of the Trading Advisors' positions are monitored and controlled on a daily basis, the Program Manager requires, as stipulated in the management agreement, that all transactions be directed to the Bank's Treasury Operations group. This department has the human resources and systems to adequately monitor the wide array of transactions, markets and investment strategies used by the Trading Advisors.

This group's main responsibilities include the following:

- Obtain all the transaction files for each Trading Advisor on a daily basis;
- Daily entry by back-office staff of all the transactions (on the date of the transaction) received from the Trading Advisors;
- Entry of all the closing prices required to mark to market the positions; and
- Give instructions for daily movements of collateral and cash flows in order to comply with the requirements of the different clearing brokers (prime brokers and global futures clearers).

(ii) Accounting and Control

This team's role and responsibilities are threefold: investment accounting, investment reconciliation and control of the overall Program's operational procedures. These duties are carried out by the

accounting group and the back-office staff of the Treasury department of the Bank, teams that work independently of the Management of the Program.

The following accounting services are provided:

- Calculation of the Net Asset Value on a daily basis and of the Index Value at each Valuation Date;
- Preparation of monthly and annual financial information for each Trading Advisor and the overall Program;
- Review and audit of fees (fixed and performance based) and expenses for each Trading Advisor and the overall Program;
- Maintenance of accounting records; and
- Preparation of performance reports (daily, monthly and annual returns) for each Trading Advisor and the overall Program.

The following reconciliation services are provided:

- Daily reconciliation of positions between the Bank's sub-systems and the account statements of the prime brokers and global futures clearers;
- Production of a daily exceptions report for unreconciled transactions;
- Validation of the prime brokers' and global futures clearers' closing prices;
- Daily reconciliation of open positions;
- Validation of daily settlements and monitoring of margins based on the account statements of the clearing brokers;
- Validation of the closing market values used by the clearing brokers for monitoring margins; and
- Monitoring of compliance with the list of authorized instruments.

The following control services are provided:

- Ensuring proper segregation of duties and responsibilities; and
- Monitoring compliance with operational procedures and accounting policies.

(c) The Risk Management Group

The Program Manager employs a large number of Trading Advisors transacting various financial instruments and operating in a variety of markets to achieve its investment objectives. The methods and systems developed by the Bank for its own risk management are also employed by the Program and allow the risk management group to evaluate and control the Trading Advisors.

The risk management group assesses, by its own quantification method, the overall risk of the Program. This group carries out two critical functions for the Management of the Program:

(i) Quantification of Market Risks

Market risk is the risk of gain or loss that results from changes in interest rates, volatilities and foreign exchange rates as well as equity and commodity prices and is managed primarily through a Value-At-Risk (VAR) methodology.

The risk management group, which is independent from the Management of the Program, has built a proprietary VAR model. VAR is a widely accepted risk measurement concept that uses statistical models to estimate, within a given level of confidence, the maximum loss that the Program would experience from an adverse 1-day movement in market rates and prices. The VAR measure is based

on a 99% confidence level and is therefore an estimate of the maximum potential trading losses 99 days out of 100 days.

The risk management group uses an historical simulation of the previous 750 to 760 trading day scenario to determine the VAR for each of the Trading Advisors, strategies and the overall Program. The risk management group also performs an analysis on the potential trading losses due to stress events as a supplementary control of market exposure. This is accomplished by applying historical and internally developed scenarios to the daily trading positions to monitor the effect of extreme market movements on the VAR.

The risk management group and the Management of the Program work together to determine the best approach to value market risk when specific strategies are introduced by the Trading Advisors. This is a dynamic process that involves understanding the strength and weaknesses of the VAR methodology.

(ii) Monitoring of Risk

The Program Manager, in order to minimize the volatility of each Trading Advisor and the overall Program, allocates capital at risk limits. The risk management group is therefore responsible for the following:

- An independent valuation of the levels of VAR by Trading Advisors and for the Program;
- A comparison of the results obtained above with the capital at risk limits to ensure that any amounts exceeding these limits will be flagged and appropriate action taken so that the risk parameters are respected; and
- Insuring the robustness of the VAR approach, monitoring daily trading revenues (losses) of each Trading Advisors and benchmarking those numbers against the daily VAR amounts determined by the historical simulation.

In order to factor in all trading activities of the Trading Advisors, the risk management group allows the Management of the Program access to the following on a daily basis:

- Daily market risk associated with each Trading Advisor;
- Daily risk profile of all the Trading Advisors taken together;
- Allocation of risks among the Trading Advisors and comparison with actual use of VAR; and
- Material changes in volatility and correlation between the different instruments traded by Trading Advisors.

As the Program Manager and the risk management group recognize that VAR is not an absolute measure of market risk, other more traditional operational limits are also established to control market liquidity risks, concentration of positions and maximum loss acceptable for each Trading Advisor.

Criteria

The investment process of the Bank requires the assignment of pre-specified levels of maximum risk to each Trading Advisor. Risk is determined through a process proprietary to the Bank and is derived from the principles of VAR. On a continuous basis, the Bank allocates an amount of capital to each Trading Advisor based on an acceptable level of daily risk. The aggregate of the resulting amount allocated to each Trading Advisor is considered to be the capital base for the respective month.

The Trading Advisors trade in securities and/or derivative instruments on a discretionary basis with the objective of generating positive returns. The exposure amount to the securities and derivatives at any one period of time may exceed the capital base allocated by the Bank and will vary depending on the trading strategy of the Trading Advisors. As a result of the implementation of the strategy, leverage is an integral aspect of the Program.

Calculation Methodology

The Program returns are time weighted rates of return (also called the "geometric mean return" as the re-investment is captured by using the geometric total and mean rather than the arithmetic total and mean), net of commissions and brokerage fees, transaction costs, borrowing costs and Trading Advisors' fees (management and incentive fees) (the "Trading Expenses") and are presented gross of the Management Fee and the Service Fee.

Any change in allocated capital base to the Trading Advisors during the month is deemed to be made at the middle of the month, with those changes considered as cash inflows or cash outflows.

All investments are recorded on a trade date basis and in US dollars.

All investments including derivatives are carried at their fair value. Fair value represents the amount at which a financial instrument could be exchanged in an arm's-length transaction between willing parties under no compulsion to act and is best evidence by a quoted price. If no quoted prices are available, the fair values are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

The monthly income or loss is composed of realized and unrealized gains or losses on these investments based on fair value, net of any Trading Expenses accounted for on an accrual basis.

For the period ended December 31,1999, the average capital base (calculated as the average of the beginning and the end of the month) is considered to earn an interest income derived from the LIBOR US$ 1 month rate at the beginning of each month.

For the period started January 1, 2000, the capital invested by the Program participants during the period is the invested capital. This invested capital earns an interest income derived from the LIBOR US$ 1 month rate at the beginning of each month.

The sum of the monthly income or loss and the interest income on a monthly basis is considered to be the net gain or loss and is divided by the average capital base for the period ended December 31, 1999 or by the average invested capital for the period started January 1, 2000 of the respective month to calculate the monthly return.

The Notes' return reflects the historical return of the Program reduced by the Management Fee and the Services Fee, assuming such fees total 2%. At the request of the Bank, PricewaterhouseCoopers LLP has performed a review of the historical Note returns for the months ended from July 31, 1996 through to December 31, 2002 in accordance with the general review standards established by the Canadian Institute of Chartered Accountants. A review does not constitute an audit and consequently PricewaterhouseCoopers LLP did not express an audit opinion on the historical Index Value. An investor may obtain by written request to the Secretary of the Bank, a copy of the review engagement report prepared by PricewaterhouseCoopers LLP.

Historical Performance

The following table shows the historical returns of the Program and the Notes and of other recognized benchmarks and risk parameters for the periods indicated.

RETURN HISTORY [1]

	1 Year	2 Years	3 Years	5 Years	Since Inception[2]
Program [3]	2.9%	2.2%	9.0%	10.9%	13.43%
Notes [4]	0.8%	0.1%	6.8%	8.6%	11.13%
MAR - Fund of Funds	1.1%	3.1%	4.5%	6.1%	8.29%
S&P 500 Composite total return Index	-22.1%	-17.1%	-14.5%	-0.6%	5.84%

RISK AND RETURN ANALYSIS [1]

	Volatility	Maximum Drawdown	Beta	Correlation to S&P 500 Composite total return Index	Sharpe Ratio
Program [3]	7.3%	3.1%	0	0	1.32
Notes [4]	7.2%	3.7%	0	0	1.04
MAR - Fund of Funds	5.1%	7.1%	0.16	0.59	0.94
S&P 500 Composite total return Index	18.4%	43.2%	1	1	0.22

(1) The table above is provided to illustrate the experience and the historical returns obtained by the Program and the Notes for the periods indicated and is not necessarily indicative of future returns which will be earned on the Program and the Notes.

(2) July 1, 1996.

(3) Returns are net of all expenses borne by the Program such as management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, external accounting expert and borrowing costs.

(4) Returns are net of the expenses mentioned in (3) above and net of the Management Fee and the Service Fee, assuming such fees total of 2% per annum.

Benchmark Performance and Risk Parameters

The following table shows the historical performance of the Program and of the Notes calculated in US dollars and of other recognized benchmarks and their corresponding risk parameters for the months ended from July 31, 1996 to December 31, 2002.

Return Analysis (%)	Annualized Return	Best Month	Worst Month	Best Rolling 12 Month	Worst Rolling 12 Month	Avg. Rolling 12 Month
Canadian Benchmarks						
S&P/TSX	4.3	11.9	-20.2	61.4	-34.2	6.2
SCM T-Bills 91 Days (1)	4.3	0.6	0.14	5.8	2.4	4.51
SCM Universe Bond Index (1)	8.4	4.3	-1.9	16.7	-2.2	7.5
SCM Long Term Bond Index (1)	10.5	6.9	-3.1	27.2	-7.1	9.3
US Benchmarks						
S&P 500	5.8	9.8	-14.5	52.1	-26.6	9.1
EAFE (US$) (2)	-1.7	10.4	-12.4	31.3	-28.3	1.0
US T-Bills 91 Days	4.5	0.5	0.1	6.0	1.7	4.7
Lehman Overall (3)	8.0	2.7	-1.8	14.6	-1.9	7.8
Lehman Long Gov. Credit (3)	9.5	5.7	-4.3	19.5	-7.9	8.9
M.A.R. Fund of Funds (4)	8.3	4.2	-6.4	22.4	-1.5	8.8
Program (5)	**13.43**	**7.64**	**-2.55**	**31.03**	**1.05**	**13.67**
Notes (6)	**11.13**	**7.46**	**-2.72**	**28.45**	**-0.97**	**11.36**

Risk Analysis	Annualized Monthly Volatility	Volatility Rolling 12 Month	Maximum Drawdown	Max. Drawdown (Length in Months)	Max. Drawdown Period	Sharpe Ratio
Canadian Benchmarks						
S&P/TSX	19.1	23.0	45.1	25	Aug. 00 - Sep. 02	0.14
SCM T-Bills 91 Days (1)	0.4	0.9	n/a	n/a	-	n/a
SCM Universe Bond Index (1)	4.4	3.9	2.5	9	Apr. 99 - Jan. 00	1.13
SCM Long Term Bond Index (1)	7.4	7.6	7.1	12	Jan. 99 - Jan. 00	0.94
US Benchmarks						
S&P 500	18.4	21.6	44.7	25	Aug. 00 - Sep. 02	0.22
EAFE (US$) (2)	16.3	16.5	47.0	33	Dec. 99 - Sep. 02	-0.23
US T-Bills 91 Days	0.4	1.2	n/a	n/a	-	n/a
Lehman Overall (3)	3.4	4.0	2.5	7	Jan. 99 - Aug. 99	1.3
Lehman Long Government Credit (3)	7.1	71	8.6	11	Jan. 99 - Dec. 99	0.85
M.A.R. Fund of Funds (4)	5.1	6.7	7.1	3	Jul. 98 - Oct. 98	0.94
Program (5)	**7.25**	**7.91**	**3.1**	**3**	**Jul. 99 - oct. 99**	**1.32**
Notes (6)	**7.24**	**7.73**	**3.72**	**5**	**Jun. 02 - Nov. 02**	**1.04**

(1) SCM means the indices published by Scotia Capital Markets on different Canadian debt market benchmarks.
(2) EAFE means Europe, Australia, and Far East and is published by Morgan Stanley Capital International World Equities Index.
(3) Lehman Long Government Credit is published by Lehman Brothers with respect to the U.S. debt market benchmarks.
(4) M.A.R. Fund of Funds means the median return for Hedge Fund of Funds published by Managed Account Reports Inc. 1999.
(5) Returns are net of all expenses borne by the Program such as management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, external accounting expert and borrowing costs.
(6) Returns are net of the expenses mentioned in (5) above and net of the Management Fee and the Service Fee, assuming such fees total 2% per annum.

The following table shows correlation matrix between Canadian and US benchmarks and the Program for the months ended from July 31, 1996 to December 31, 2002.

	Extra	SCM T-Bills(1)	SCM Universe(1)	SCM LT(1)	S&P500	SSB US T-Bills (3m)	EAFE(2) (US$)	Lehman Overall(3)	Lehman LT(3)	S&P/TSX
Extra	1.0000									
SCM T-Bills(1)	0.3181	1.0000								
SCM Universe(1)	0.1898	0.2404	1.0000							
SCM Long Term(1)	0.1495	0.1198	0.9604	1.0000						
S&P500	0.0033	0.0985	0.1070	0.1550	1.0000					
SSB US T-Bills (3 Month)	0.2472	0.6558	0.0342	0.0292	0.1473	1.0000				
EAFE (US$)(2)	-0.0383	0.0322	0.0356	0.0875	0.7983	0.0611	1.0000			
Lehman Overall(3)	0.1244	0.1509	0.8054	0.7516	-0.0747	0.0567	-0.1587	1.0000		
Lehman Long Term(3)	0.0980	0.0612	0.7804	0.7945	-0.0467	0.0213	-0.1319	0.9448	1.0000	
S&P/TSX	0.0980	0.1038	0.2139	0.2371	0.7972	0.0806	0.7599	-0.0319	-0.0004	1.0000

(1) SCM means the indices published by Scotia Capital Markets on different Canadian debt market benchmarks.
(2) EAFE means Australia and Far East and is published by Morgan Stanley Capital International World Equities Index.
(3) Lehman means the indices published by Lehman Brothers on different U.S. debt market benchmarks.

Determination of the Net Asset Value of the Program and the Net Asset Value per Unit

The Program Manager calculates on each Business Day, the value of the NAV of the Program based on data prepared in accordance with the accounting methods as set forth below. An independent auditor has also been retained on behalf of the Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value.

The NAV of the Program is calculated in US dollars by the Program Manager on each Business Day by deducting the aggregate amount of the Program's liabilities from the aggregate value of the assets (the "Total Assets"). The Total Assets are valued as follows:

(i) the value of cash on hand or on deposit, bills and demand notes, receivables, prepaid expenses, dividends and interest declared or accrued and not yet received, is valued on an accrual basis;

(ii) the value of commodity or futures contracts, options, or securities traded on a recognized exchange is the last available sale price or settlement price or, lacking any recent sales or any record thereof, the simple average of the latest available offer price and bid price as published by the clearing house of the exchange;

(iii) the value of over-the-counter options is the average of the last bid and ask price quoted by a major dealer in such securities and the value of forward contracts is the gain or loss that would be realized if, on such date, the forward contract was "closed out";

(iv) the value of any unit or share of a private investment fund is the definitive net asset value reported by the fund manager of such fund on that day or, if not available, the most recent provisional net asset value reported by the fund manager unless the Program Manager considers otherwise;

(v) the value of any security, option, commodity or futures contract which is not listed or traded on a recognized exchange or the resale of which is restricted by reason of a representation, undertaking or agreement by the Program Manager is determined on the basis of such price or yield equivalent quotations (which may be public quotations or may be obtained from major market makers) as the Program Manager determines accurately reflects its fair value;

(vi) the value of all other property of the Program, and any property for which a third party valuation is not available, is the value the Program Manager determines in its reasonable discretion most accurately reflects its fair value; and

(vii) the value of any asset of the Program measured in a foreign currency is valued at the current rate of exchange on that day as determined by the Program Manager.

In valuing the liabilities of the Program, the following are included on an accrual basis: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, dividend and interest payable, external review engagements and borrowing costs. The value of the liabilities of the Program is determined as follows:

(i) the value of all liabilities and contractual obligations is the value determined by the Program Manager to most accurately reflect fair value; and

(ii) the value of liabilities and contractual obligations payable in a foreign currency is valued at the current rate of exchange on that day as determined by the Program Manager.

The value of any security or property to which, in the opinion of the Program Manager, the above principles cannot be applied (whether because no price or yield equivalent quotations are available as above provided, or for any other reason) is the fair value thereof determined in good faith in such manner as the Program Manager from time to time adopts.

As of December 31, 2002, the Bank had assets in the amount of US$613 million earmarked for the Program. All investments in and withdrawals from the Program are done at the NAV per Unit on the preceding Business Day. The NAV per Unit is the amount obtained by dividing the NAV of the Program as of a particular date by the total number of Units outstanding on that date.

Determination of the NAV of the Canadian Account and the NAV per Unit of the Canadian Account

The Program Manager calculates on each Business Day, the value of the NAV of the Canadian Account of all Canadian Accounts. An independent auditor has also been retained on behalf of the Noteholders to audit, on a semi-annual basis, the NAV per Unit of the Canadian Account and the Index Value of all Canadian Accounts.

The Canadian Funds raised from each series of Notes issued in the Canadian currency will be invested in a separate Canadian Account. The Canadian Account will represent the Canadian Funds raised from the issue of a series of Notes in Canadian currency invested in units of the Program by borrowing the equivalent US dollar amount to create a hedge against future fluctuations in US/CAN dollar exchange rate. The future performance of the Program will also be hedged by various transactions, including forward contracts. As a result of the hedging, holders of Notes of a series issued in Canadian currency will not bear direct exposure to fluctuations in the US/CAN dollar exchange rate.

Funds invested in the Canadian Account are represented by units for accounting and calculation purposes, which are used to calculate the NAV per Unit of the Canadian Account. The NAV per Unit of the Canadian Account of each series of Notes in Canadian currency will be set initially at $10. Thereafter, the NAV per Unit of the Canadian Account will increase or decrease according to the return of the NAV per Unit of the Program net of the Hedging Costs/Benefits. The Hedging Costs/Benefits will represent the difference between the cost of borrowing US funds and the return on the Canadian Funds plus the spread between the bid-offer on the forward market. The NAV of the Canadian Account will be an amount equal to the NAV of the Program for the Units of the Program held by such Canadian Account converted from US dollar at the exchange rate fixed under the hedging transactions, net of the Hedging Costs/Benefits and computed daily in Canadian dollars.

Fees Assumed by the Bank

All administrative, accounting and risk management expenses are assumed by the Program Manager.

Fees Assumed by the Program

Expenses borne by the Program and paid from assets will include: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, audit fees and borrowing costs. In general, the Program will pay to a Trading Advisor out of the assets of the Program a base fee averaging 1% of the allocated capital to such Trading Advisor and incentive fees of around 20% on the net profit realized and unrealized. Incentive fees are calculated for each Trading Advisor on a cumulative basis and in case of losses, are not payable to such Trading Advisor until all prior net losses are recouped. In some instances, the return must exceed a certain benchmark before becoming payable. These fees and expenses will reduce the Net Asset Value per Unit and will therefore be reflected in the Index Value.

Fees Assumed by the Noteholders

The Index Value will be reduced by a percentage per annum representing the Management Fee and the Service Fee at the end of each Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee payable monthly that the Bank is entitled to receive to manage the Program and the Service Fee payable monthly by the Bank to Investment Advisors on record for their ongoing services to their clients. This Service Fee will be payable to each Investment Advisor on record on the last Business Day of the month for ongoing services to their clients equal to a percentage per annum of the average Value of the Notes held by its clients (excluding Notes issued during that month) payable monthly on the 15th day of the following month. The Service Fee will not be payable on Notes redeemed during the month. The specific Management Fee and Service Fee payable will be set forth in the relevant prospectus supplement.

DETAILS OF THE OFFERING AND DESCRIPTION OF THE NOTES

The following is a summary of the material attributes and characteristics of the Notes offered hereby, which does not purport to be complete. Reference is made to the global certificate for the Notes referred to below for the full text of such attributes and characteristics.

Issue Price and Principal Amount

Notes for an aggregate Principal Amount of up to $500,000,000 (or the equivalent in Specified Currencies), including Notes already issued, may be sold from time to time in series on the last Tuesday of every month (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) at a price per Note in the Specified Currency equal to the Principal Amount of the Note, plus a maximum of 3%, during the two-year period that this prospectus, including any amendments thereto, remains valid. Each new issue of Notes will constitute a new series of Notes.

The specific terms of any offering of Notes not described herein, including the aggregate Principal Amount of Notes being offered, the Specified Currency, the Closing Date, the issue price, the Maturity Date, the Management Fee, the Service Fee, the proceeds to the Bank, and the Agent's remuneration will be set forth in the prospectus supplement which will accompany this prospectus. Subject to regulatory approvals, the Bank reserves the right to set forth in a prospectus supplement specific variable terms of Notes which are not within the options and parameters set forth in this prospectus.

As at December 31, 2002, 266,900 Notes were outstanding. These Notes constitute five series of Notes and were issued pursuant to a prospectus dated July 31, 2000 and a base shelf prospectus dated March 6, 2001.

Subscriptions, Registrations and Transfers

Subscriptions

Notes purchased by investors must be in integral numbers. Investors will subscribe for Notes by placing their orders with the Agent or a member of the selling group (if such a group is formed by the Agent). Orders for Notes may be accepted in whole or in part, and the Agent reserves the right to allot to any

investor Notes in an amount less than that subscribed for by the investor, subject to the condition that any acceptance of a partial subscription or any partial allotment shall not be for less than an integral number of Notes per investor. The Agent also reserve the right to discontinue further acceptance of subscriptions at any time without notice.

Registration and Transfer

The Notes of each series must be purchased, transferred and repurchased through a CDS Participant. On the Closing Date, the Bank will cause all Notes of a series to be represented in the form of a single global certificate to be delivered to and registered in the name of CDS. Registration of interests in and transfers of the Notes will be made only through the BBS of CDS. Subject to the exception mentioned hereinafter, no Noteholder will be entitled to any certificate or other instrument from the Bank or CDS evidencing the ownership thereof, and Noteholders will not be shown on the records maintained by CDS, except through a CDS Participant. Upon purchase of any Notes of a series, the Noteholder will receive only the customary confirmation that will be sent to such Noteholder by the Agent or by other registered dealers from whom or through whom such Notes are purchased.

Definitive certificates evidencing the Notes will be issued to CDS Participants if the Bank advises the Noteholders that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to Notes and the Bank is unable to locate a qualified successor depository system or if the Bank elects or is required by law to terminate the registration of the Notes through the BBS.

Upon the surrender by CDS of the global certificate representing the Notes and instructions from CDS for registration, the Bank will issue and deliver, for each series, definitive certificates to CDS Participants appearing on the records maintained by CDS at the time of or as soon as practicable prior to such delivery, which definitive certificates will thereafter evidence Notes of each series previously evidenced by the global certificate.

Payment at Maturity

Upon Maturity, the Noteholders will receive from the Bank an amount per Note payable in the Specified Currency equal to the Index Value at the Maturity Date. Until Maturity, the Index Value SC will be calculated weekly by reference to the return of the NAV per Unit of the Program converted from US dollars to the Specified Currency and the Index Value CAN will be calculated weekly by reference to the return of the NAV per Unit of the Program net of the Hedging Costs/Benefits as indicated below under "Calculation of Index Value".

The Notes will not bear interest. The return on the Notes will be based on the increase or decrease in the Index Value between the Closing Date and the Maturity Date or, as the case may be, between the Closing Date and the Redemption Date.

Subject to certain exceptions, the Bank will be required to make available to the Noteholders of record on the Valuation Date, no later than 4:15 p.m. (Eastern time) on the fifth Business Day following the Maturity Date, funds in an amount sufficient to pay the amounts due under the Notes. These amounts payable under the global certificate will be paid through CDS to the applicable CDS Participants to those participants' CDS accounts in amounts proportionate to their respective beneficial interests in the Principal Amount as shown on the records of CDS. It is expected that payments by CDS Participants to owners of beneficial interests in the global certificate held through such CDS Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such CDS Participants. Generally, such payments will be made by cheque or, pursuant to an agreement between the Noteholders and the relevant CDS Participant, by wire transfer. The responsibility and liability of the Bank in respect of the Notes represented by the global certificate for each series is limited to making payment of any amount due on the global certificate to CDS. Upon receipt in full of such amounts by CDS or the Noteholders, as the case may be, the Bank will be discharged from any further obligation with regard to such payments.

Deferred Payment

Federal laws of Canada preclude payments of interest or other amounts for the advancing of credit at effective rates in excess of 60% per annum. When any payment is to be made to a Noteholder on account of a redemption of a Note or at Maturity, payment of a portion of such payment may be deferred to ensure compliance with this legislation. Interest shall be paid on any deferred payment at the time such payments are made.

Calculation of Index Value

For the purposes of payment at Maturity, the Bank early redemption option, redemptions by Noteholders and subscription of Notes, the Index Value is calculated weekly as follows:

For series of Notes where the Specified Currency is a currency other than the Canadian dollar, the Index Value will be labelled Index Value SC and will be calculated weekly by reference to the return of the NAV per Unit converted from US dollars to the Specified Currency between each Valuation Date as follows:

$$IV_{SC(VD)} = IV_{SC(VD-1)} \times \frac{\text{NAV per Unit}_{(VD)}}{\text{NAV per Unit}_{(VD-1)}} \times (1\text{-}\%IR_{(CP)})$$

$IV_{SC(VD)}$: Index Value SC at any Valuation Date.

$IV_{SC(VD-1)}$: Index Value SC at the preceding Valuation Date.

NAV per Unit $_{(VD)}$: Net Asset Value per Unit of the Program at the Valuation Date converted from US dollars to the Specified Currency at the Exchange Rate as of the Valuation Date.

NAV per Unit $_{(VD-1)}$: Net Asset Value per Unit of the Program as of the preceding Valuation Date converted from US dollars to the Specified Currency at the Exchange Rate as of the preceding Valuation Date.

%IR $_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

For series of Notes where the designated Specified Currency is the Canadian dollar, the Bank will hedge the currency exposure to fluctuations in the US/CAN dollar exchange rate by entering into various hedging transactions, including forward contracts. As a result, for series of Notes issued in the Canadian currency, the Index Value will be labelled Index Value CAN and will be calculated weekly for each series as follows by reference to the return of the NAV per Unit of the Canadian Account of that series which will be based on the return of the NAV per Unit, net of the Hedging Costs/Benefits:

$$IV_{CAN\,(VD)} = IV_{CAN\,(VD-1)} \times \frac{\text{NAV per Unit of the Canadian Account}_{(VD)}}{\text{NAV per Unit of the Canadian Account}_{(VD-1)}} \times (1\text{-}\%IR_{(CP)})$$

$IV_{CAN\,(VD)}$: Index Value CAN at any Valuation Date.

$IV_{CAN\,(VD-1)}$: Index Value CAN at the preceding Valuation Date.

NAV per Unit of the Canadian Account$_{(VD)}$: Net Asset Value per Unit of the Canadian Account at the Valuation Date.

NAV per Unit of the Canadian Account $_{(VD-1)}$: Net Asset Value per Unit of the Canadian Account as of the preceding Valuation Date.

%IR $_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

Immediately prior to the first closing of each issue of a series of Notes where the Canadian dollar is the Specified Currency, the initial value of the Index Value CAN of such series will be set at 99 and each Note of such series will have a principal amount equal to $99. Thereafter, the Index Value of a particular series will fluctuate by reference to the Canadian Account of that series and may result in a different Index Value than for other series of Notes denominated in the Canadian currency.

The Index Value is calculated weekly but will be available on a daily basis upon request by a Noteholder. For the purposes of payment at Maturity, the Index Value will be calculated as of the Maturity Date.

The Program Manager will be the Calculation Agent with regard to the Notes. The Calculation Agent will be solely responsible for the determination and calculation of the NAV per Unit, the NAV of the Program, the Index Value, the NAV of the Canadian Account and the NAV per Unit of the Canadian Account for all Canadian Accounts and the amount payable at Maturity and any other determinations and calculations with respect to any distributions in connection with the Notes, as well as for determining whether a Market Disruption Event (as defined hereinafter) has occurred and for making certain other determinations with regard to the Notes. All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the Noteholders. Since the Program Manager and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Noteholders, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the NAV per Unit, the NAV of the Program, the Index Value, the NAV of the Canadian Account and the NAV per Unit of the Canadian Account for all Canadian Accounts and the amount payable at Maturity, whether a Market Disruption Event has occurred, and certain other determinations with regard to the assets of the Program. The Calculation Agent is obligated to carry out its duties and functions in good faith and using its reasonable judgment.

If the Calculation Agent determines that a Market Disruption Event in respect of the assets of the Program has occurred and is continuing on the Maturity Date or the Redemption Date, then the amount payable on the Notes at such date will be calculated on the basis that such date will be postponed to the next Business Day on which there is no Market Disruption Event in effect in respect of such assets of the Program. However, if on the fifth Business Day following the date originally scheduled for the calculation of the Index Value, such Market Disruption Event is still in effect: (a) such fifth Business Day shall be the date of calculation of the Index Value; and (b) the NAV per Unit used for determining the amount payable on the Notes at maturity will be a level estimated by the Calculation Agent as at such date taking into account all relevant market circumstances.

"Market Disruption Event" means the means, in respect of the assets of the Program, any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Calculation Agent or any person that does not deal at arm's length with the Calculation Agent which has or will have a material adverse effect on the ability of equity dealers generally to place, maintain or modify hedges of positions in respect of such assets of the Program. A Market Disruption Event may include, without limitation, any of the following events:

(i) any suspension of or limitation on trading (by reason of movements in price exceeding permitted limits, or otherwise) (i) on an applicable exchange or exchanges in stocks that in aggregate comprise 20% or more of the assets of the Program, or (ii) on any applicable related market in futures or options on such index, where such suspension or limitation occurs or exists during the one-half hour period prior to the scheduled close of regular trading on the applicable exchange or related market and where, in the determination of the Calculation Agent, such suspension or limitation is material;

(ii) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority which would make it unlawful or impracticable for the Bank to perform its obligations under the Notes or for equity dealers generally to place, maintain or modify hedges of positions in respect of the assets of the Program;

(iii) the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the U.S., Japan or any other country, or any political subdivision thereof which has a material adverse effect on the financial markets of Canada, the U.S. or Japan; or

(iv) any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the ability of the Bank to perform its obligations under the Notes or of equity dealers generally to place, maintain or modify hedges of positions with respect to the assets of the Program or a material adverse effect on the Canadian or the U.S. economy or the trading of securities generally on any applicable exchange or related market.

For the purposes of determining whether a Market Disruption Event in respect of the assets of the Program has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of an exchange or related market, (2) a "suspension of or limitation on trading" on any exchange or related market will not include any time when such exchange or related market itself is closed for trading under ordinary circumstances, and (3) if trading in a security included in the assets of the Program is materially suspended or materially limited, then the relevant percentage contribution of that security to the level of the assets of the Program shall be based on a comparison of (i) the portion of the level of such assets of the Program attributable to that security relative to (ii) the overall level of assets of the Program, in each case immediately before that suspension or limitation.

Percentage of Index Reduction

The Index Value will be reduced by a percentage per annum representing the Management Fee and the Service Fee at the end of every Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee, as described under "The Program – Fees Assumed by Noteholders".

Redemption by Noteholders

Noteholders will have the option to request the redemption of their Notes on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) (an "Eligible Redemption Date") for a price per Note in the Specified Currency equal to the Index Value at 4:15 p.m. (Eastern time) on that day, minus 1%, by following the procedure set out below.

Each registered holder of a Note will have the right, by notice, to request the redemption of such registered holder's Notes in whole or in part as described below. A Noteholder who desires to exercise its redemption option must do so by causing a CDS Participant to deliver to CDS (at its office in the City of Montreal, Québec or Toronto, Ontario) on behalf of the Noteholder a written notice of the Noteholder's intention to redeem its Notes (the "Redemption Notice"), no later than 4:15 p.m. (Eastern time) on the relevant Eligible Redemption Date. A Noteholder who desires to redeem Notes should ensure that the CDS Participant is provided with his or her Redemption Notice sufficiently in advance of the Eligible Redemption Date so as to permit the CDS Participant to deliver a notice to CDS by the required time. By causing a CDS Participant to deliver to CDS a Noteholder's Redemption Notice, the Noteholder shall be deemed to have irrevocably surrendered his or her Notes for redemption and appointed such CDS Participant to act as his or her exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise. Any Redemption Notice that CDS determines to be incomplete, not in proper form or not duly executed shall, for all purposes, be void and of no effect, and the redemption privilege to which it relates shall be considered, for all purposes, not to have been exercised thereby. A failure by a CDS Participant to exercise redemption privileges or to give effect to the settlement thereof in accordance with a Noteholder's instructions will not give rise to any obligations or liability on the part of the Bank or CDS to the CDS Participant or the Noteholder. If the Redemption Notice is received after 4:15 p.m. (eastern time) on the Eligible Redemption Date, the Redemption Date will be the following Redemption Date.

If a Redemption Notice is properly delivered, the Bank will be required, on the Redemption Date, to redeem such Notes for a redemption price per Note that will be equal to the Index Value on the Redemption Date minus 1%. The redemption price shall be paid to the registered holder no later than the fifth Business Day following the Redemption Date.

As indicated under "Subscriptions, Registrations and Transfers", CDS or its nominee will be the only registered holder of Notes and, except in the limited circumstances described under that heading, no person other than CDS will be entitled to receive any Note or other instrument evidencing Notes.

Reimbursement Under Special Circumstances

Unless there is a Reimbursement Under Special Circumstances, the Notes may not be redeemed at the option of the Bank prior to the Maturity Date. In the event of a Reimbursement Under Special Circumstances, all of the outstanding Notes of any series may be redeemed, at the option of the Bank, upon 30 days' prior notice furnished in writing by the Bank in the manner set forth under subheading "Notice to Noteholders".

In the event of a Reimbursement Under Special Circumstances for which the Bank has opted to reimburse the Notes of any series, the Bank will set a date for the reimbursement of the Notes (the "Special Reimbursement Date"). A Noteholder of record on such date shall be entitled to receive from the Bank an amount per Note in the Specified Currency equal to the Index Value at 4:15 p.m. (Eastern time) on that day. The Bank will make available to Noteholders, no later than 4:15 p.m. (Eastern time) on the fifth Business Day following the Special Reimbursement Date, the amount payable pursuant to such redemption, through CDS or its nominee.

Rank

The Notes will constitute direct unsecured obligations of the Bank. The Notes will be issued on an unsubordinated basis and will rank pari passu as among themselves and will be payable rateably without any preference or priority. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act*.**

Market for the Notes

There is currently no market for the Notes, and there can be no assurance that a market will develop. If a market develops, there can be no assurance that it will be liquid. The Agent has agreed with the Bank that they will use its reasonable efforts to assist investors to locate potential buyers if they wish to sell their Notes. The Bank may at its discretion apply to list the Notes on a recognized Canadian exchange.

Notices to Noteholders

All notices to the Noteholders regarding the Notes will be validly given if (i) given through CDS to CDS Participants, and (ii) published once in an important French language Canadian newspaper and in the national edition of an important English language Canadian newspaper. The Bank will give notice as aforesaid to the Noteholders of any material change or material fact relating to the Notes.

Modifications of the Notes

The global certificate of a series of Notes may be amended without the consent of the Noteholders by agreement between the Bank and the Agent if, in the reasonable opinion of the Bank and the Agent, the amendment would not materially and adversely affect the interests of the Noteholders. In other cases, the global certificate may be amended if the amendment is approved by a resolution passed by the favourable votes of the Noteholders of not less than 66 2/3% of the Notes of the relevant series outstanding represented at a meeting convened for the purposes of considering the resolution, or by written resolution signed by Noteholders of not less than 66 2/3% of the Notes. Quorum for a meeting shall be reached if Noteholders of 10% or more of the Notes of the relevant series outstanding are present at the meeting. Each Noteholder is entitled to one vote per Note held by such Noteholder for the purposes of voting at meetings. The Notes do not carry the right to vote in any other circumstances.

RISK FACTORS

Investment in the Notes is subject to certain risk factors. Prior to making an investment decision, investors should carefully consider the risks associated with acquiring and holding Notes, including the following factors:

Suitability for Investment

An investment in Notes is speculative in nature and is suitable only for certain investors who have specific investment objectives. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of these investments in light of his or her investment objectives and the information set out in this prospectus.

Capital Recovery at Maturity could be Less than the Initial Investment

The value of a Note, and the amount per Note to be received by a Noteholder at Maturity or upon redemption will fluctuate with the Index Value and may be less than the Principal Amount of such Notes depending on the performance of the Program and on the fluctuations in the foreign exchange rate for Notes issued in a Specified Currency other then the US or Canadian dollar. There can be no assurance that the Program will generate positive returns over such period.

Credit Risk

Because the obligation to make payments to holders of the Notes is an obligation of the Bank, the likelihood that such holders will receive the payments owing to them in connection with the Notes will be dependent upon the financial health and creditworthiness of the Bank.

No Recourse to Program Assets

The obligation to make payments to holders of the Notes in accordance with the terms thereof is an obligation of the Bank. Noteholders will not have and the Notes will not represent any proprietary interest whatsoever in the assets acquired or held as part of the Program. Accordingly, Noteholders will have no recourse whatsoever to the assets of the Program to satisfy amounts owing to them under the Notes, nor will they be entitled in any way to influence the management of the Program or the Trading Advisors.

Early Redemption

The amount of the redemption price to be paid to an investor who desires to redeem any Notes prior to Maturity will depend entirely on the relative Index Values calculated at the appropriate times as described under "Redemption by Noteholder". If an investor in Notes elects to exercise the redemption privilege rather than to hold the Notes to Maturity, the investor could receive an amount significantly less than the Principal Amount of its Notes. In addition, in the case of redemptions, investors will be subject to a 1% redemption penalty.

Non-Conventional Indebtedness

The Notes are not conventional indebtedness in that they do not provide investors with a defined income stream or a return that could be calculated by reference to a fixed or floating rate of interest that is determinable in advance. Investors in Notes will not have an opportunity to reinvest any income generated by their investments prior to Maturity, nor will they be able, prior to Maturity, to determine the return, if any, that they will receive on their Notes.

Calculation of Index Value

The Program Manager will be solely responsible for computing, on a daily basis, the NAV of the Program, the NAV per Unit, the NAV of the Canadian Account and the NAV per Unit of the Canadian Account for all Canadian Accounts as well as determining the Index Value from time to time. The Program Manager may retain the services of third parties to make these calculations. An independent auditor has been retained on behalf of Investors to audit, on a semi-annual basis, the financial statements of the Program, the NAV per

Unit, the NAV per Unit of the Canadian Account of all Canadian Accounts and the Index Value. However, a calculation error may be made by the Program Manager in the calculation and therefore affect the price at which a Noteholder could have purchased or sold its Notes.

Exchange Rates

The NAV of the Program will be calculated in US dollars. The assets of the Program may be invested and held in other currencies. Accordingly, the NAV will be affected by fluctuations in the value of the US dollar against such other currencies in which the assets of the Program are invested or held. The return to Noteholders will also be affected by fluctuations in the value of the Specified Currency (other than the Canadian dollar or the US dollar) in which the Notes are denominated against the US dollar.

Hedging

In order to protect investors of Notes denominated in Canadian currency from the fluctuations in the US/CAN dollar exchange rate, the Bank will effect various hedging transactions, including forward contracts. The return on the Notes issued in Canadian currency may be impacted by the Hedging Costs/Benefits which may reduce or increase the return that would have otherwise prevailed if the Notes were denominated in US currency.

Commodity Futures Trading

The performance of the Program will be subject to risks associated with trading in contracts, and therefore the return, if any, to be realized by investors will be affected by such risks. Generally, futures trading is speculative, subject to leverage and volatility. At times, trading in the contracts may be illiquid and may be adversely affected by exchange regulations such as speculative position limits. Also, trading in certain types of contracts, such as interbank foreign exchange contracts, may be subject to the additional risk of counterparty default, absence of regulation and illiquidity due to an absence of secondary trading. Risks associated with options on commodity and financial futures contracts and with the contracts themselves will differ from the risks associated with the underlying assets. The Program will also be subject to the risk of failure of any of the exchanges on which its Trading Advisors trade, or of their clearing houses, if any.

Existence of Speculative Position Limits

The Commodity Futures Trading Commission (the "CFTC") and U.S. commodity exchanges have established limits referred to as "speculative position limits", or "position limits", on the maximum net long or net short positions which any person or group of persons may own, hold, or control in particular exchange-traded futures and option contracts. Insofar as such limits do exist, CFTC regulations require that all commodities interest accounts owned, held, managed, and controlled by the Trading Advisor and its principals and affiliates be aggregated for position limit purposes. Some Trading Advisors and their principals may trade for their own proprietary accounts and manage other funds and accounts. In addition, Trading Advisors currently manage other funds and accounts, and intend to manage and act as trading advisor for additional funds and accounts in the future. These position limits may operate to limit the transactions effected for the Program by the Trading Advisors.

Trading by Trading Advisors

While the Program management will have to evaluate the performance record of each Trading Advisor and determine which Trading Advisors are suitable for the Program's trading polices and investment objectives, past performance of any Trading Advisors will not necessarily be indicative of future results. Furthermore, each Trading Advisor will have exclusive responsibility for making trading decisions with respect to the portion of the funds of the Program allocated to it. There can be no assurance that the respective trading systems and strategies utilized by the Trading Advisors will prove successful under all or any market conditions.

Dependence on Key Personnel

The Program Manager will depend, to a great extent, on the services of a limited number of individuals for the provision of investment management services to the Program. The loss of such individuals for any reason may have an impact on the Program's return.

No Identification of Trading Advisors

The identity of Trading Advisors and their individual performance records will not be made available to prospective investors. Since this information will not be made available, investors are relying solely on the ability of the Program Manager to select Trading Advisors in making a decision whether or not to invest in the Notes.

Performance-Based Fees

Many Trading Advisors will receive performance-based fees. It is possible that a Trading Advisor will earn a performance-based fee while the Index Value has decreased. Furthermore, some Trading Advisors charging such fees may not utilize a benchmark or, similarly, a loss carry forward provision. If a Trading Advisor is replaced, the new trading advisor will earn performance-based fees from its allocated assets and all possibility to recoup prior losses will then be lost. The performance-based fees with Trading Advisors may create an incentive for the Trading Advisor to engage in investment strategies and to make investments that are more speculative and riskier than would be the case in the absence of such performance-based fees. Currently, the Program pays base fees averaging 1% of the allocated assets and performance fees of around 20% based on net realized and unrealized profit. There is no guarantee that in the future the level of the based fees and performance fees will not increase.

Market, Strategy and Management Risks

The Program's performance will be subject to three broad categories of risks: market, strategy and management risks. Market risk is inherent in any investment or trading strategy. In the case of the Program, this risk will be on a Trading Advisor by Trading Advisor basis, and could be significant and exacerbated by the high degree of leverage at which Trading Advisors may trade. Strategy specific losses can result from excessive concentration by multiple Trading Advisors in the same investment approach or general economic events that adversely affect particular strategies. There is a possibility that strategies employed will evolve over time, and perhaps change materially, in ways which it would be difficult for the Program Manager to follow. It is, in any event, difficult, if not impossible, for the Program Manager to be aware of whether there have been material changes in a Trading Advisor's strategy. As these strategies are confidential and proprietary, it is possible that the Program Manager will not be able to identify a discrepancy in trading or investment patterns.

Management risk is a common problem for multi-manager strategies. The Program Manager will generally have no immediate control over the Trading Advisors' trading. Unusual problems such as fraud or self-dealing by Trading Advisors may also arise. However, the Bank will indemnify the investors by making appropriate adjustment to the Index Value in case of fraud by a Trading Advisor.

General Economic Conditions

The success of any investment activity is affected by general economic conditions that affect the level and volatility of prices as well as the liquidity of the markets. The prices of many securities and derivative instruments are highly volatile. The price movements of the instruments that Trading Advisors will acquire or sell short will be influenced by, among other things, interest rates, changing supply and demand relationships, the trade, fiscal, monetary and exchange control programs and policies of governments, and domestic and international political and economic events. Unexpected changes (in either direction) in the volatility or liquidity of the markets in which Trading Advisors hold positions could cause significant losses. The profitability of a significant portion of the Program will depend upon the Trading Advisors' correct assessments of future price movements in the assets underlying its strategy. There can be no assurance that

Trading Advisors will be able to accurately predict these price movements, even during market periods which are favourable to most other managers.

General Investment and Trading Risks

All securities, commodities, derivatives and other investments are subject to a risk of capital loss. The Program Manager believes that its risk management practices and research techniques should moderate this risk through a careful selection of Trading Advisors and management strategies. No guarantee or representation is made that the Program Manager (or any Trading Advisors retained by the Program Manager) investment program will be successful. The Program may utilize investment techniques such as trading options and derivatives, limited diversification, margin transactions, short sales and forward contracts, which practices can, in certain circumstances, increase the adverse impact to which the Program may be subject.

While the Program does not currently intend to do so, the Program may invest in securities, private claims and obligations of domestic and foreign entities which are experiencing significant financial or business difficulties, such as loans, commercial paper, loan participations, trade claims held by trade or other creditors, partnership interests or similar financial instruments, executory contracts or options or participations therein not publicly-traded, which may result in significant returns to the Program but which involve a substantial degree of risk of loss. The Program may lose a substantial portion or all of its investment in such an entity or may be required to accept cash or securities with a value less than the Program's investment. Among the risks inherent in investments in entities experiencing significant financial or business difficulties is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by laws relating to, among other things, fraudulent conveyances, voidable preferences lender liability and a bankruptcy court's discretionary power to disallow, subordinate or disenfranchise particular claims. The market prices of such instruments are also subject to abrupt and erratic market movements and above average price volatility, and the spread between the bid and ask prices of such instruments may be greater than normally expected. In addition, such instruments may contain restrictions on transfer or otherwise have limited liquidity.

While the Program does not currently intend to do so, the Program may invest in unregistered securities of publicly-held companies and in privately-held companies. Such investments may require a significant amount of time from the date of initial investment before disposition. Some portfolio companies may have the need for additional capital to support expansion or to achieve or maintain a competitive position, and there is no assurance that such capital will be available, particularly for private companies.

The Program may invest in bonds or other fixed income securities, including without limitation, commercial paper and "higher yielding" debt securities (and, therefore, higher risk). Such securities may be below "investment grade" and face ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the issuer's inability to meet timely interest and principal payments. The market values of certain of these lower rated debt securities tend to reflect individual corporate developments than do higher rated securities, which react primarily to fluctuations in the general level of interests rates, and tend to be more sensitive to economic conditions. It is likely that a major economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal or pay interest thereon and therefore increase the incidence of default for such securities.

The Trading Advisor will attempt to assess the foregoing risk factors and others in determining the extent of the positions it will take in the relevant securities and the prices it is willing to pay for such securities. However, such risks cannot be eliminated, and hedging may not be successful.

Risk Arbitrage Trading in Securities

The Program Manager may retain Trading Advisors who invest in securities risk arbitrage transactions which are inherently volatile. Therefore, the short-term performance of the Program's securities investments could fluctuate significantly.

The price offered for securities of a company in a tender offer, merger, or other acquisition transaction will generally be at a significant premium above the market price of the securities prior to such transaction. The announcement of such a transaction generally will cause the market price of the securities to begin rising. Trading Advisors may purchase such securities after the announcement of the transaction at a price that is higher than the pre-announcement market price, but which is lower than the price at which the Trading Advisors expect the proposed transaction to be consummated. If the proposed transaction is not consummated, the value of such securities purchased by the Trading Advisors may decline significantly. It also is possible that the difference between the price paid by the Trading Advisors for securities and the amount anticipated to be received upon consummation of the proposed transaction may be very small. In addition, where the Trading Advisors have sold short the securities they anticipate receiving in an exchange offer or merger, the Trading Advisors may be forced to cover their short position in the market at a higher price than their short sale, with a resulting loss. If the Trading Advisors have sold short securities which are the subject of a proposed exchange offer, merger, or tender offer and the proposed transaction is consummated, the Trading Advisors also may be forced to cover their short position at a loss.

In certain proposed takeovers, a Trading Advisor may determine that the price offered for the relevant securities is likely to be increased, either by the original bidder or by a competing offeror. In such circumstances, the Trading Advisor may purchase securities at a market price that is above the offer price, incurring the additional risk that the offer price will not be increased or that the offer will be withdrawn. If no transaction is ultimately consummated, a substantial loss may occur. The consummation of a merger, tender offer, or exchange offer can be prevented or delayed or the terms may be changed by a variety of factors, including specific efforts by the offeror or offeree, market conditions, or governmental regulations.

In addition to engaging in securities arbitrage activity, a Trading Advisor may invest and trade in the securities of companies that it believes are undervalued or which may become the target of a takeover or other transaction. If the anticipated transaction in fact does not occur or if the securities do not increase in value as anticipated, the Trading Advisor may sell them at no gain or at a loss.

Repurchase, Reverse Repurchase and Securities Lending Transaction

A Trading Advisor may engage in repurchase, reverse repurchase and securities lending agreements as part of its cash management and trading strategies, and also will engage in such transactions as a method of financing certain securities positions. In the event of the insolvency of or default or delay by the transferee of securities in a repurchase or securities lending agreement, the Trading Advisor, as transferor, runs the risk that the transferee may not re-deliver the securities when required. In the event of the insolvency of or default or delay by a transferor of securities in a reverse repurchase or securities lending agreement, the Trading Advisor, as transferee, could experience both delays in liquidating the underlying securities and losses, including a possible decline in the value of the securities collateral during the period while the Trading Advisor seeks to enforce its rights thereto, or possible subnormal levels of income and lack of access to income during this period, and potential unanticipated expenses of enforcing its rights. In addition, repurchase, reverse repurchase and securities lending agreements are utilized by the Trading Advisor to leverage its trading strategies and, as a result, may result in substantial losses.

FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Bank and to the Agent, the following is a fair summary of the principal income tax consequences under the laws of Canada generally applicable to a Noteholder who, at all relevant times, for purposes of the Act, is a resident of Canada, deals at arm's length with the Bank, and acquires and holds the Notes as capital property. Notes acquired by certain "financial

institutions" (as defined in the Act) will generally not be held as capital property by such Noteholders and will be subject to special "mark-to-market" rules. This summary does not take into account these mark-to market rules and taxpayers to whom these rules may be relevant should consult their own tax advisors.

This summary is based upon the current provisions of the Act and the regulations thereunder, all specific proposals to amend the Act or the regulations publicly announced by the federal Minister of Finance prior to the date hereof (the "Amendments") and counsel's understanding of certain published administrative practices and policies of the Canada Customs and Revenue Agency (the "CCRA"). No assurances can be given that the Amendments will be enacted as announced. Except for the Amendments, this summary does not take into account or anticipate any changes in the law, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada.

This summary is not intended to constitute, nor should it be relied upon as, tax advice to any particular Noteholder. While it is a question of fact, generally the Notes will be regarded as capital property to a Noteholder who acquires and holds Notes as investments (and in particular not as inventory held in the course of a business carried on by a Noteholder for purposes of the Act or as an adventure in the nature of trade). A Noteholder who is an individual and neither a trader nor dealer in securities nor a non-resident and who is uncertain that the Notes constitute capital property for him may consider making a one time election to treat the Notes, and all other Canadian securities, as defined in the Act, owned by him in that or subsequent taxation years, as capital property. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Notes primarily in view of obtaining a tax benefit. **Noteholders should consult their own tax advisors as to the overall consequences of their ownership of Notes.**

Federal Income Tax Considerations

The amount of the excess of the payment at a Redemption Date or at Maturity over the Principal Amount of a Note that is payable to a Noteholder, if any, can be ascertained and the right to it arises only at a Redemption Date or at Maturity. The amount of such excess, if any, will be included in the Noteholder's income, as interest, when a Note is redeemed or Maturity is reached. For greater clarity, the reference to Redemption Date in this section also includes the Special Reimbursement Date which may occur upon a Reimbursement Under Special Circumstances.

On a disposition of a Note resulting from the payment by the Bank on a Redemption Date or at Maturity, a Noteholder will realize a capital gain (or a capital loss) to the extent that a payment received at such time, less the amount, if any, required to be included in the Noteholder's income in the year of such a disposition as interest, exceeds (or is less than) the Noteholder's adjusted cost base of the Note.

The CCRA has not expressed any opinion as to whether amounts received or deemed to be received by a holder on a disposition or deemed disposition of a Note, other than a disposition resulting from a payment by the Bank, will be considered as a capital gain (or a capital loss), or as income (or ordinary loss). Generally, a Noteholder should realize a capital gain (or capital loss) on a disposition of a Note, other than a disposition resulting from a payment by the Bank on a Redemption Date or at Maturity, equal to the amount by which the proceeds of disposition net of any reasonable costs of disposition exceed (or are exceeded by) the adjusted cost base of the Note to the Noteholder. **However, Noteholders who dispose of a Note otherwise than upon a Reimbursement Under Special Circumstances, or who dispose of a Note within a short period of time before Maturity should consult their own tax advisor with respect to their particular circumstances.**

One half of any capital gain constitutes a taxable capital gain which must be included in the holder's income and one half of any capital loss constitutes an allowable capital loss, which is deductible against taxable capital gains, subject to and in accordance with the provisions of the Act. The Notes are denominated in Specified Currencies. For the purposes of computing a gain or loss, in general, a Noteholder's cost of such Note or proceeds of disposition is the Canadian dollar equivalent of the purchase price or amount received

on disposition of the Note computed at the rate of exchange prevailing on the date of purchase or disposition, respectively. Noteholders may realize a capital gain or loss if there is a change in the Canadian dollar/Specified Currency exchange rate between the date of purchase and the date of disposition of Notes and, in the case of an individual Noteholder, to the extent such gain or loss exceeds $200. A holder that is a Canadian-controlled private corporation may be subject to a refundable tax of $6^{2}/_{3}$% on investment income, including taxable capital gains. This tax, together with a corporation's "refundable dividend tax on hand", will be refunded when the corporation pays taxable dividends at the rate of $1 for every $3 of dividends paid.

Draft amendments to the Act announced October 11, 2002 respecting "Foreign Investment Entities" (the "**Draft Amendments**") require a taxpayer to include prescribed amounts in their income in respect of any "participating interest" in a "non-resident entity" regardless of whether the taxpayer has received any such amounts. While CCRA may take a contrary view and there can be no assurance that the Draft Amendments will be passed into law in the form announced, counsel to the Bank and the Agent is of the view that the Noteholders should not be considered to have a participating interest in a non-resident entity solely by reason of the holding of the Notes.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, National Bank Financial Inc. (the "Agent") is authorized, as agent of the Bank, to offer for sale in all provinces of Canada, subject to the terms and conditions contained in the Agency Agreement, a maximum of $500,000,000 Principal Amount of Notes (or the equivalent in Specified Currencies), including Notes already issued, issuable in series, at a price per Note in a Specified Currency equal to the Index Value at the Closing Date, plus a maximum of 3%. Notes must be purchased by investors in an integral number.

The continuing obligations of the Agent under the Agency Agreement may be terminated at its discretion on the basis of its assessment of the state of the financial markets and may also be terminated upon the occurrence of certain other stated events. The Agent is authorized to form a selling group for the distribution of the Notes.

A fee of 1% of the subscription amount of the Notes will be paid to the Agent upon the closing of each issue of Notes. A fee to be negotiated between the Noteholder and the Investment Advisor up to a maximum of 2% of the Index Value will be payable by the Noteholder. All fees payable to the Agent will be paid on account of services rendered in connection with the offering of Notes and deducted from the subscription amount. The specific fees payable will be set forth in the relevant prospectus supplement.

A nominative global certificate for each series of Notes to be issued to investors will be issued in registered form to CDS and will be deposited with CDS on the Closing Date. Subject to certain exceptions, certificates evidencing the Notes will not be available to Noteholders under any circumstances and registration of interests in and transfer of Notes will be made only through the BBS of CDS. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".

The Agent is an wholly-owned subsidiary of the Bank. The decision to offer the Notes and the terms of this offering were negotiated at arm's length between the Bank and the Agent. The Agent will not receive any benefit in connection with this offering other than the fee payable to the Agent.

USE OF PROCEEDS

The net proceeds of the offering, after payment of the expenses of the offering, will be used for general banking purposes of the Bank.

LEGAL MATTERS

Legal matters in connection with the issue and sale of the Notes will be passed upon, on behalf of the Bank and the Agent, by Fasken Martineau DuMoulin LLP. The partners and associates of Fasken Martineau

DuMoulin LLP, as a group, beneficially own, directly or indirectly, less than one percent of any securities of the Bank or its affiliates.

TRANSFER AGENT AND REGISTRAR

National Bank Trust Inc., a wholly-owned subsidiary of the Bank, at its principal transfer offices in Montréal, will be the Transfer Agent and Registrar for the Notes.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE BANK

Dated: July 14, 2003

The foregoing together with the documents incorporated herein by reference, as of the date of each supplement hereto, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form shelf prospectus and such supplement as required by the *Bank Act* (Canada) and the regulation thereunder and the shelf securities laws of all provinces of Canada. For the purposes of the *Securities Act* (Québec), this short form shelf prospectus and such supplement, as supplemented by the permanent information record, as of the date of each supplement, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) Réal Raymond
President and Chief Executive Officer

(signed) Jean Turmel
President, Financial Markets,
Treasury and Investment Bank
(as Chief Financial Officer)

On behalf of the Board of Directors

(signed) François J. Coutu
Director

(signed) Suzanne Leclair
Director

CERTIFICATE OF THE AGENT

Dated: July 14, 2003

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, as of the date of each supplement hereto, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form shelf prospectus and such supplement as required by the *Bank Act* (Canada) and the regulations thereunder and the securities laws of all provinces of Canada. For the purposes of the *Securities Act* (Québec), to our knowledge, this short form shelf prospectus, and such supplement, supplemented by the documents incorporated herein by reference, as of the date of each supplement, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

Per: (signed) Josée Lévesque

PRELIMINARY (SHORT FORM) BASE SHELF PROSPECTUS

A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered within the United States or to US persons.

NATIONAL BANK OF CANADA

New Issue

April 14, 2003

NATIONAL BANK OF CANADA

$500,000,000 (Maximum)

NBC Ex-Tra Total Return Linked Notes

NBC Ex-Tra Total Return Linked Notes issuable in series (the "Notes") of the National Bank of Canada (the "Bank") of an aggregate principal amount of up to $500,000,000 or the equivalent in Specified Currencies (as defined hereinafter), including Notes already issued, may be sold hereunder from time to time on the last Tuesday of every month (or on the next Business Day if the Tuesday is a Canadian Banking Holiday (as defined hereinafter)) (a "Closing Date") during the two-year period that this shelf prospectus, including any amendments thereto, remains valid.

The specific terms of any series of Notes not described herein, including the aggregate principal amount of Notes being offered, the Specified Currency, the Closing Date, the issue price, the maturity date, the management fee, the service fee, the proceeds to the Bank, and the Agent's remuneration will be set forth in a prospectus supplement (a "prospectus supplement") which will accompany this prospectus. Subject to regulatory approvals, the Bank reserves the right to set forth in a prospectus supplement specific variable terms of Notes which are not within the options and parameters of this prospectus.

Each series of Notes will be issued at a Closing Date for a principal amount per Note in a Specified Currency equal to the Index Value at the Closing Date (the "Principal Amount"), as indicated in the prospectus supplement which will accompany this prospectus, and sold at a price equal to such Principal Amount plus a maximum of 3%. On the specified maturity date (the "Maturity Date"), each holder of Notes of a series (a "Noteholder") will be entitled to receive an amount equal to the Index Value (as defined hereinafter) at the Maturity Date in respect of each Note held by such Noteholder. The Notes will not bear interest. The return on the Notes will be based on the increase or decrease in the Index Value between the Closing Date and the Maturity Date or, as the case may be, between the Closing Date and the Redemption Date (as defined hereinafter). Until the Maturity Date, the Index Value will be calculated weekly by reference to the return of the net asset value per unit of the Bank's External-Traders Program (the "Program") converted from US dollars to the Specified Currency. The Program is a proprietary investment strategy managed by the Bank through the Program Manager for funds of the Bank and those of outside parties. The objective of this Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection. A Noteholder has no interest in the assets of the Program, but has an entitlement under the Notes, enforceable against the Bank, the value of which will be determined by the economic performance of the Program. Noteholders will have the option to request the redemption of their Notes on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) for a price per Note equal to the Index Value at that date, minus 1%. The Notes may not be called for redemption by the Bank prior to the Maturity Date except in certain limited circumstances.

PRICE VARIABLE BY REFERENCE TO THE INDEX VALUE

Prospective purchasers should take into account various risk factors associated with this offering, including the risk that the value of a Note, and the amount per Note to be received by a Noteholder at the Maturity Date or upon redemption will fluctuate with the level of the Index Value and may be less than the Principal Amount of such Note. See "Risk Factors".

In this prospectus, "$" refers to Canadian dollars, unless otherwise expressly specified.

There is currently no market for the Notes and there can be no assurance that a market will develop. If a market develops, there can be no assurance that it will be liquid. The Agent has agreed with the Bank that it will use its reasonable efforts to assist Noteholders to locate potential buyers if they wish to sell their Notes. See "Details of the Offering and Description of the Notes – Market for the Notes".

The Notes will constitute direct unsecured obligations of the Bank. The Notes will be issued on an unsubordinated basis and will rank pari passu as among themselves and will be payable rateably without any preference or priority. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.***

The Notes will be offered by the Agent acting as such in accordance with the conditions contained in the Agency Agreement and subject to the approval of certain legal matters on behalf of the Bank and the Agent by Fasken Martineau DuMoulin LLP. See "Plan of Distribution".

National Bank Financial Inc., the Agent, is a wholly-owned subsidiary of the Bank. As a result, the Bank is a related issuer of National Bank Financial Inc. under applicable securities legislation. See "Plan of Distribution".

A global certificate for the full amount of the issue of each series of Notes will be issued in registered form to The Canadian Depositary for Securities Limited ("CDS") or its nominee and will be deposited with CDS on each Closing Date. Subject to certain exceptions, certificates evidencing the Notes will not be available to Noteholders under any circumstances and registration of interests will be made in CDS's book-based system. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, in accordance with legislation in effect at the date hereof and subject to compliance with prudent investment standards and general investment provisions and restrictions contained in the following statutes (and, where applicable, the regulations thereunder) and, where applicable, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures or goals and, in certain circumstances, the filing of such policies, procedures or goals and, where applicable, without resort to the so-called "basket" provisions, the Notes offered hereby will not, at a Closing Date, be precluded as investments under the following statutes:

(a) *Insurance Companies Act* (Canada);

(b) *Trust and Loan Companies Act* (Canada);

(c) *Pension Benefits Standards Act, 1985* (Canada);

(d) *An Act respecting insurance* (Québec), for an insurer, as defined therein, incorporated under the laws of Québec, other than a guarantee fund;

(e) *An Act respecting trust companies and savings companies* (Québec), for a trust company, as defined therein, investing its own funds and funds received as deposits, and for a savings company, as defined therein, investing its funds;

(f) *Supplemental Pension Plans Act* (Québec);

(g) *Loan and Trust Corporations Act* (Ontario);

(h) *Pension Benefits Act* (Ontario);

(i) *Financial Institutions Act* (British Columbia);

(j) *Pension Benefits Standards Act* (British Columbia);

(k) *Alberta Heritage Savings Trust Fund Act* (Alberta);

(l) *Loan and Trust Corporations Act* (Alberta);

(m) *Insurance Act* (Alberta);

(n) *Financial Administration Act* (Alberta);

(o) *Employment Pension Plans Act* (Alberta);

(p) *The Pension Benefits Act, 1992* (Saskatchewan);

(q) *The Trust and Loan Corporations Act, 1997* (Saskatchewan);

(r) *The Insurance Act* (Manitoba);

(s) *The Pension Benefits Act* (Manitoba);

(t) *The Trustee Act* (Manitoba);

(u) *Trustees Act* (New Brunswick);

(v) *Pension Benefits Act* (New Brunswick);

(w) *Trustee Act* (Nova Scotia);

(x) *Insurance Companies Act* (Newfoundland and Labrador); and

(y) *Pension Benefits Act, 1997* (Newfoundland and Labrador).

In the opinion of such counsel, in accordance with legislation in effect at the date hereof, the Notes offered hereby will, at a Closing Date, be qualified investments under the Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") and deferred profit sharing plans ("DPSPs"), other than DPSPs under which the Bank or a corporation with which the Bank does not deal at arm's length within the meaning of the Act is an employer, and may be held in such plan subject to the terms of the plan. The Notes do not constitute "foreign property" for the purpose of Part XI of the Act.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec H3B 4L2, telephone (514) 394-6081 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary, National Bank of Canada, at the above-mentioned address and telephone number.

The following documents, filed by the Bank with the Superintendent of Financial Institutions and with the various securities commissions or similar authorities in each province of Canada, are specifically incorporated by reference to and form an integral part of this prospectus:

(a) the Annual Information Form of the Bank dated November 29, 2002, for the year ended October 31, 2002;

(b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2002 together with the Auditors' Report thereon, and Management's Discussion and Analysis as contained in the Bank's Annual Report for the year ended October 31, 2002;

(c) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2003; and

(d) the Management Proxy Circular dated January 23, 2003 containing information as at January 21, 2003 in connection with the Bank's annual meeting of shareholders held on March 12, 2003 except for these portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Bank with the various securities commissions or similar authorities in Canada, after the date of this prospectus and prior to the termination of the offering, will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and annual consolidated financial statements and management's discussion and analysis accompanying such financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis accompanying such financial statements, all interim financial statements, the previous management proxy circular and material change reports filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference to this prospectus for purposes of future offers and sales of Notes hereunder.

A prospectus supplement containing the specific terms with respect to any offered Notes and other information in relation to such offered Notes will be delivered to purchasers of such offered Notes together with this prospectus and will be deemed to be incorporated by reference to this prospectus as of the date of such prospectus supplement and only for the purposes of the offering of such offered Notes.

SUMMARY OF THE OFFERING

The following is a summary of more detailed information appearing elsewhere in this prospectus. Capitalized terms not defined in this summary are defined elsewhere in this prospectus. See "Glossary".

Issuer: National Bank of Canada.

Issue: NBC Ex-Tra Total Return Linked Notes, issuable in series.

Issue Amount: Up to $500,000,000 or the equivalent in Specified Currencies, including the Notes already issued.

Specified Currency: Each series of Notes will be issued in a Specified Currency at the Closing Date as set forth by the Bank in the relevant prospectus supplement, being any of the lawful currencies of Canada, Japan, United Kingdom and the United States of America and the Euro (and any successor currency to any such currency or additional Specified Currencies).

Notes Outstanding: As at December 31, 2002, 266,900 Notes were currently outstanding. These Notes constitute five series of Notes and were issued pursuant to a prospectus dated July 31, 2000 and a base shelf prospectus dated March 6, 2001.

Use of proceeds: The net proceeds of the offering, after payment of the expenses of the offering, will be used for general banking purposes of the Bank. See "Use of Proceeds".

Principal Amount: The principal amount per note in a Specified Currency will be equal to the Index Value at the Closing Date.

Payment at Maturity: At Maturity, a Noteholder will receive as payment in respect of each Note held by such Noteholder an amount in the Specified Currency equal to the Index Value at the Maturity Date. See "Description of the Notes - Maturity".

Index Value: Until Maturity, the Index Value will be calculated weekly by reference to the return of the Net Asset Value per Unit of the Program converted from US dollars to the Specified Currency between each Valuation Date as follows:

$$IV_{(VD)} = IV_{(VD-1)} \times \frac{\text{NAV per Unit}_{(VD)}}{\text{NAV per Unit}_{(VD-1)}} \times (1-\%IR_{(CP)})$$

$IV_{(VD)}$: Index Value at any Valuation Date.

$IV_{(VD-1)}$: Index Value at the preceding Valuation Date.

NAV per Unit $_{(VD)}$: Net Asset Value per Unit of the Program at the Valuation Date converted from US dollars to the Specified Currency at the Exchange Rate as of the Valuation Date.

NAV per Unit $_{(VD-1)}$: Net Asset Value per Unit of the Program as of the preceding Valuation Date converted from US dollars to the Specified Currency at the Exchange Rate as of the preceding Valuation Date.

$\%IR_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

Percentage of Index Reduction:	The Index Value will be reduced by a percentage per annum representing the Management Fee and Service Fee at the end of every Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee that the Bank is entitled to receive as described under "The Program – Fees Assumed by Noteholders".
Program:	The Program is a proprietary investment strategy managed by the Bank through the Program Manager for funds of the Bank and those of outside parties. The objective of this Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection. A Noteholder has no interest in the assets of the Program but has an entitlement under the Notes, enforceable against the Bank, the value of which will be determined by the economic performance of the Program. See "The Program".
Program Manager:	The Bank, directly or indirectly through a wholly-owned direct or indirect subsidiary. The Bank currently manages the Program through a wholly-owned subsidiary, Innocap Investment Management Inc.
Interest:	The Notes will not bear interest. The return on the Notes will be based on the increase or decrease in the Index Value between the Closing Date and the Maturity Date or, as the case may be, between the Closing Date and the Redemption Date.
Redemption by Noteholders:	Noteholders will have the option to request the redemption of their Notes on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) for a price per Note in the Specified Currency equal to the Index Value at that date, minus 1%. See "Details of the Offering and Description of the Notes – Redemption by Noteholders".
Reimbursement under Special Circumstances:	Notwithstanding the Maturity Date, the Bank may reimburse the Notes of any series under certain limited circumstances, including a change in laws, regulations, taxation regulations or taxation practices or other circumstances not within the control of the Bank. See "Description of the Notes – Reimbursement Under Special Circumstances".
Rank:	The Notes will constitute direct unsecured obligations of the Bank. The Notes will be issued on an unsubordinated basis and will rank pari passu as among themselves and will be payable rateably without any preference or priority. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act*.**
Book-Based System:	Notes of each series will be evidenced by a single global certificate held by CDS, or on its behalf, as registered holder of the Notes. Registration of the interests and transfers of the Notes will be made only through the book-based system of CDS. Subject to certain exceptions, Noteholders will not be entitled to any certificate or other instrument from the Bank or CDS evidencing the ownership thereof and no Noteholder will be shown on the records maintained by CDS except through an agent who is a CDS Participant. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".

Market for the Notes:	There is currently no market for the Notes and there can be no assurance that a market will develop. If a market develops, there can be no assurance that it will be liquid. The Agent has agreed with the Bank that it will use its reasonable efforts to assist Noteholders to locate potential buyers if they wish to sell their Notes. See "Details of the Offering and Description of the Notes – Market for the Notes".
Eligibility for Investment:	In the opinion of counsel, the Notes will be eligible for investment under certain statutes as set forth under "Eligibility for Investment". Furthermore, the Notes will qualify for investment under the Act for trusts governed by RRSPs, RRIFs, RESPs and DPSPs. The Notes do not constitute foreign property for the purpose of the Act.
Risk Factors:	Prospective purchasers should take into account various risk factors associated with this offering, including, but not limited to, (i) the speculative nature of the Notes and their suitability only for certain investors who have specific investment objectives; (ii) the risk that the value of a Note and the amount per Note to be received by a Noteholder at Maturity or upon redemption will fluctuate with the level of the Index Value and may be less than the Principal Amount of such Note (iii) the payments owed to the Noteholders will be dependent upon the financial health and credit-worthiness of the Bank, (iv) the absence of recourse of Noteholders against the assets of the Program resulting from the absence of a proprietary interest of the Noteholders in the assets of the Program; (v) the amount of the redemption price to be paid by an investor who desires to redeem any Notes prior to Maturity will depend entirely on the relative Index Values calculated at the appropriate times; (vi) the Notes are not conventional indebtedness in that they do not provide investors with a defined income stream or return that could be calculated by reference to a fixed or floating rate of interest that is determinable in advance; (vii) the exposure of Noteholders to fluctuations in the value of the Canadian dollar and, if different from the Canadian dollar, the Specified Currency (other than the US dollar) in which the Notes are denominated against the US dollar; (viii) the Program Manager will be solely responsible for computing the NAV of the Program and the NAV per Unit as well as for determining the Index Value from time to time and a calculation error made by the Program Manager in the calculation of the NAV per Unit and the Index Value will affect the price at which a Noteholder could have purchased or sold its Notes; (ix) past performance of any Trading Advisor will not necessarily be indicative of future results; (x) the Program Manager will depend, to a great extent, on the services of a limited number of individuals for the provision of investment management services to the Program and the loss of such individuals for any reason may have an impact on the Program's return; (xi) investors are relying solely on the ability of the Program Manager to select Trading Advisors in making a decision whether or not to invest in the Notes. See "Risk Factors" for a more detailed description of the foregoing risk factors and additional risk factors associated with this offering.

SUMMARY OF THE EXPENSES

Remuneration of the Agent and Investment Advisors

Agent's Fees: The fees payable to the Agent in connection with the sales of the Notes shall be 1% of the Principal Amount of any Note and will be paid by the purchasers. See "Plan of Distribution".

Fees to Investment Advisors: The fees payable to the Investment Advisors in connection with the sales of the Notes to be negotiated between a Noteholder and its Investment Advisor shall be of a maximum of 2% of the Principal Amount of any Note and will be paid by the purchaser.

Noteholder's expenses

Management Fee and Service Fee: The Index Value will be reduced by a percentage per annum representing the Management Fee and the Service Fee at the end of each Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee payable monthly by the Bank to Investment Advisors. See "The Program – Fees Assumed by the Noteholders". The specific fees payable will be set forth in the relevant prospectus supplement.

Program's expenses

Trading expenses: Expenses borne by the Program and paid from its assets will include: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, external accounting expert and borrowing costs. See " The Program – Fees Assumed by the Program".

Bank's expenses

Operating Expenses: All administrative, accounting and risk management expenses will be assumed by the Bank. See "The Program – Fees Assumed by the Bank".

Historical Performance

The following table shows the historical returns of the Program and of the Notes, calculated in US dollars, and of other recognized benchmarks and risk parameters as at December 31, 2002.

RETURN HISTORY (1)

	1 Year	2 Years	3 Years	5 Years	Since Inception(2)
Program (3)	2.9%	2.2%	9.0%	10.9%	13.43%
Notes (4)	0.8%	0.1%	6.8%	8.6%	11.13%
MAR - Fund of Funds	1.1%	3.1%	4.5%	6.1%	8.29%
S&P 500 Composite total return Index	-22.1%	-17.1%	-14.5%	-0.6%	5.84%

RISK AND RETURN ANALYSIS (1)

	Volatility	Maximum Drawdown	Beta	Correlation to S&P 500 Composite total return Index	Sharpe Ratio
Program (3)	7.3%	3.1%	0	0	1.32
Notes (4)	7.2%	3.7%	0	0	1.04
MAR - Fund of Funds	5.1%	7.1%	0.16	0.59	0.94
S&P 500 Composite total return Index	18.4%	44.7%	1	1	0.22

(1) The table above is provided to illustrate the experience and the historical returns obtained by the Program and the Notes for the periods indicated and is not necessarily indicative of future returns which will be earned on the Program and the Notes.

(2) Since July 1, 1996.

(3) Returns are net of all expenses borne by the Program such as management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, external accounting expert and borrowing costs.

(4) Returns are net of the expenses mentioned in (3) above and net of the Management Fee and the Service Fee, assuming such fees total 2% per annum.

GLOSSARY

The capitalized terms contained in this prospectus which are not elsewhere defined have the meaning ascribed thereto hereunder.

Act:	*Income Tax Act* (Canada).
Agent:	National Bank Financial Inc.
Agency Agreement:	The agreement dated [illegible], 2003, as may be amended from time to time, between the Bank and the Agent, relating to the offer, issuance and sale of the Notes.
Aggregate Value of the Notes:	The total number of Notes of a particular series outstanding at a given day multiplied by the corresponding Index Value on that date. This value represents the basis on which the Management Fee of the Bank is calculated.
Bank:	National Bank of Canada.
BBS:	The "book-based system" of securities issuance and registration in which electronic records replace physical certificates; this system was established by CDS pursuant to rules and procedures therefor under agreements and rules establishing and governing the procedures for, among other things, the settlement of securities transactions under such system.
Beta:	Measure of a portfolio sensitivity to overall equity market directions.
Book-Entry System:	The record entry securities transfer and pledge system established and governed by one or more agreements between CDS and CDS Participants pursuant to which the operating rules and procedures for such system are established and administered by CDS, including in relation to CDS.
Business Day:	Any day other than a Saturday or a Sunday or a Canadian Banking Holiday.
Calculation Period:	The number of days between the preceding calculation of the Index Value and the Valuation Date.
Canadian Banking Holiday:	A day on which commercial banks in Montreal and Toronto are required or authorized by law to remain closed.
CDS:	The Canadian Depository for Securities Limited or its nominee.
CDS Participant:	A broker, dealer, bank or other financial institution or other person for whom CDS effects book-entry transfers and pledges of Notes under the Book-Entry System.
Closing Date:	The last Tuesday of every month (or on the next business day if the Tuesday is a Canadian Banking Holiday). The first Closing Date will be set forth in the first prospectus supplement.
Commodities:	Historically, bulk goods such as grains, metals, and foods, that are traded on a commodities exchange or on the spot market, but now includes financial commodities such as bonds, equities, currencies and indices of financial instruments.
Correlation:	A statistical measure of the degree to which movements of two variables are related.

Exchange Rate:	The Specified Currency / US dollar exchange rate as determined by the Program Manager as of 4:00 P.M. (Eastern time) on the Valuation Date using available and reliable market data.
Forward Contract:	An obligation to buy or sell a security or other property at an agreed-upon price on a specified future date.
Futures Contract:	An obligation to buy or sell a security or other property at an agreed-upon price for future settlement and differs from a forward contract in that futures contracts are subject to standard terms, are exchange traded and satisfy margin requirements.
Index Value:	The Index Value will be calculated weekly by reference to the return of the NAV per Unit of the Program converted from US dollars to the Specified Currency between each Valuation Date as follows:

$$IV_{(VD)} = IV_{(VD-1)} \times \frac{\text{NAV per Unit}_{(VD)}}{\text{NAV per Unit}_{(VD-1)}} \times (1 - \%IR_{(CP)})$$

$IV_{(VD)}$: Index Value at any Valuation Date.

$IV_{(VD-1)}$: Index Value at the preceding Valuation Date.

NAV per Unit $_{(VD)}$: Net Asset Value per Unit of the Program at the Valuation Date converted from US dollars to the Specified Currency at the Exchange Rate as of the Valuation Date.

NAV per Unit $_{(VD-1)}$: Net Asset Value per Unit of the Program as of the preceding Valuation Date converted from US dollars to the Specified Currency at the Exchange Rate as of the preceding Valuation Date.

%IR (CP): Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

Investment Advisors:	The registered representatives whose clients are Noteholders.
Investment Committee:	The investment committee of the Bank which is responsible for overseeing the Program Manager in the structuring of the Program, the hiring of Trade Advisors and the allocation of capital at risk among the Trading Advisors.
Leverage:	A term used to describe the objective of seeking magnified returns on an investment by using borrowed funds, margin accounts or securities or financial instruments that do not require immediate payment in full of the underlying obligation.
Long Position:	A term used to signify ownership of securities or a position in the market that varies in value as the market rises or decreases.
Management Fee:	The management fee which the Bank is entitled to receive (through the Percentage of Index Reduction) to manage the Program and which equals a percentage per annum of the Aggregate Value of the Notes. The exact Management Fee will be specified in the relevant prospectus supplement.
Management of the Program:	The officers and employees of the Program Manager who are responsible for the management of the Program.
Maturity or Maturity Date:	The maturity or maturity date of the Notes of a particular series, as specified in the relevant prospectus supplement.
Maximum Drawdown:	Measure of the largest cumulative loss of an investment as measured from an investment highest value to its subsequent lowest value from a given period.
NAV of the Program:	The net asset value (NAV) of the Program, being the market value (both realized and unrealized) based on the closing prices as determined by the Program Manager, or any other price the Program Manager believes to be reliable and representative of the market value of all cash and money

market instruments, of all open positions and commodities interest and all other assets held in the Program, minus all applicable liabilities of the Program computed daily in US dollars all as set forth under "Determination of the NAV of the Program and the NAV per Unit".

NAV per Unit:	The NAV of the Program divided by the number of units then outstanding at the corresponding date. See "The Program - General Statement".
Notes:	NBC Ex-Tra Total Return Linked Notes.
Percentage of Index Reduction:	The Index Value will be reduced by a percentage per annum representing the Management Fee and the Service Fee at the end of every Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee payable monthly by the Bank to the Investment Advisors.
Preceding Index Value:	Index Value at the preceding Valuation Date.
Preceding NAV per Unit :	NAV per Unit at the preceding Valuation Date.
Principal Amount:	The principal amount of a Note being equal to the Index Value at the Closing Date.
Program:	The Program is a proprietary investment strategy managed by the Bank through the Program Manager for funds of the Bank and those of outside parties. The objective of this program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection.
Program Manager:	The Bank, directly or indirectly through a wholly-owned direct or indirect subsidiary. The Bank currently manages the Program through its wholly-owned subsidiary Innocap Investment Management Inc. The Bank has appointed Innocap Investment Management Inc., as security advisor pursuant to an Investment Management and Services Agreement dated February 13, 2003, and assigned the management of the Program with power to structure the Program, retain, monitor and terminate Trading Advisors and allocate capital at risk among the Trading Advisors, subject to the oversight of the Investment Committee.
Redemption Date:	The Tuesday of every week or on the next Business Day if the Tuesday is a Canadian Banking Holiday.
Redemption Notice:	The notice to be sent by a Noteholder no later than 4:15 p.m. (Eastern time) on an Eligible Redemption Date to the transfer agent and registrar for the redemption of its Notes.
Reimbursement Under Special Circumstances:	Means cases where, in the opinion of the Bank acting reasonably and in good faith, an amendment is made to an act or regulation; to taxation practices, policies or administration; or an event occurs caused by circumstances beyond the control of the Bank making it illegal or disadvantageous, from a legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Notes to remain outstanding.
Service Fee:	The service fee which an Investment Advisor is entitled to receive from the Bank for ongoing services to its clients and which equals a percentage per annum of the average Value of the Notes held by its clients payable monthly on the 15th day of the following month. The Service Fee will not be payable on Notes redeemed or issued during the month. The Service Fee is reflected through the Percentage of Index Reduction. The exact Service Fee will be specified in the relevant prospectus supplement.

Sharpe Ratio:	A measure of return-to-risk calculated by dividing the return on an investment in excess of the risk-free rate (returns on Treasury Bills are a proxy for the risk-free rate) by the volatility of the return over a given period of time; the Sharpe Ratio can be used to compare investments with different risk characteristics over a given period of time.
Short Position:	The sale of a security or other property that the seller does not own which has been borrowed and must be remitted at a future date by a purchase of said security or of other property.
Specified Currency:	The Specified Currency in which a series of Notes is issued as specified in the relevant prospectus supplement, being any of the lawful currencies of Canada, Japan, United Kingdom and the United States of America and the Euro (and any successor currency to any such currency or additional Specified Currencies).
Trading Advisors:	The trading advisors selected by the Program Manager to invest the funds of the Program.
Valuation Date:	Date of valuation of the Index Value, being 4:15 p.m. (Eastern time) on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Bank Holiday) until Maturity.
Value of the Notes:	The number of Notes of a particular series held by clients of an Investment Advisor multiplied by the corresponding Index Value. This value represents the base on which the Service Fee is calculated.
Volatility:	A numerical measure (standard deviation) of the tendency of the price of a security or other property to vary over time; the higher the volatility, the greater the risk associated with the achievement of a particular return or expected return.

NATIONAL BANK OF CANADA

General

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office is located at National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2.

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2002 is included in the Annual Report for the year-ended October 31, 2002.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

THE PROGRAM

History

In June 1996, the Treasury and Financial Markets sector of the Bank created the Program, a new multi-manager, specialized investment concept. At the time, the Bank was seeking to reduce its risk exposure to traditional lending activities and to allocate more capital toward actively managed liquid investments. The objectives of the Program were to generate stable revenues managed by a group of trading advisors specialized in alternative investments and to complement traditional treasury activities of the Bank.

One of the principal factors that made the Program possible was the Bank's ability to quantify the risks generated by the underlying managers and their strategies with the implementation of a proprietary methodology developed in 1994. The Bank was one of the first Canadian banks to adopt the "Value-at-Risk" approach to quantify and monitor its various risks in anticipation of the stringent capital rules later imposed by the Bank of International Settlement. In January 1998, the Bank was authorized by the Office of the Superintendent of Financial Institutions to use its proprietary model to measure market risk related to its trading activities. This approach is now widely used by the Bank to efficiently allocate risk across its various activities and to set targets that are consistent with its return on equity objectives.

The Program was initially designed by the Bank for its own funds but, since January 2000, it also includes funds of outside parties. As at December 31, 2002, the assets under management in the Program amounted to approximately US$613 million. Funds invested in the Program are represented by units for accounting and calculation purposes, which are used to calculate the NAV per Unit.

The Program

The Program is a proprietary investment strategy managed by the Bank through the Program Manager for its own funds and those of outside parties. The goal of the Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection.

Investment Philosophy and Other Characteristics of the Program

To achieve its objectives, the Program Manager recruits external Trading Advisors. This approach has enabled the Program to capitalize on very specialized investment strategies that would have otherwise been inaccessible to the Bank.

The multi-trader approach uses a number of Trading Advisors with varied investment styles and strategies and who are active in different market segments. The Program Manager believes that this approach enables the Program to seek out higher risk-adjusted returns than if it had employed a single trading advisor while also minimizing the risk of exposure to any one strategy through diversification.

The multi-fund concept provides advantages over the use of a single investment vehicle. The style, geographic allocation, strategy and trading techniques associated with any given single investment vehicle will result in successful performance under certain market conditions but less successful performance at

other times. Consequently, few single portfolio managers that allocate their assets to a single program or strategy have consistently maintained the same ranking among their peers over extended periods of time.

The multi-trader approach also allows investors to access a broad range of portfolio strategies that are generally not readily accessible due to high minimum investment requirements, restrictions on the number of investors and other factors. While these types of strategies may expose investors to concentrated risk, a portfolio of investments with carefully selected Trading Advisors, such as the Program, offers the benefit of specialized investment strategies without undue concentration of capital.

In summary, the Program Manager believes that the multi-trader approach reduces the volatility over the medium to long term and is more responsive to changing market conditions. The resulting diversification, coupled with the use of portfolio investments managed by experienced Trading Advisors, may allow the Program to achieve better risk-adjusted returns over time than that of a single-manager fund.

The Program Manager also seeks to maintain a disciplined risk and operations management. The Program Manager insists on maintaining separate accounts to achieve full transparency in all its trading activities. It is therefore able to control the entire operational process by maintaining parallel administrative and risk management systems to ensure that all positions are coherent with the investment program and the established guidelines.

Investment Objectives

The Program's investment objectives are to generate, through the appropriate selection of Trading Advisors with different strategies:

(1) above-average medium-term risk-adjusted returns;

(2) returns that demonstrate little correlation with either equity or debt markets; and

(3) returns that are less volatile than those of the equity market.

Methodology

The Program focuses on a universe of established Trading Advisors who use various investment techniques and markets to achieve the objectives.

The Management of the Program employs a three-step process in structuring its portfolio. It:

(1) scans the alternative management universe to find Trading Advisors that will complement its portfolio;

(2) optimizes its risk-adjusted return by allocating capital at risk to the Trading Advisors; and

(3) monitors on a daily basis the Trading Advisors results and periodically re-balances their allocation of capital at risk.

The Alternative Management Universe

In the view of the Program Manager, the current universe of alternative management strategies may be considered to encompass five primary categories: global asset allocation, event-driven, relative value, equity hedge and short selling. Within each of these broad primary categories are a number of trading strategies.



Global Asset Allocation Category
Discretionary Strategy
Systematic Strategy
Event-Driven Category
Deal Arbitrage Strategy
Bankruptcy-Distressed Strategy
Multi-Event Strategy
Relative Value Category
Long-Short Strategy
Convertible Arbitrage Strategy
Fixed Income Arbitrage Strategy
Rotational Strategy
Aggressive Strategy
Equity Hedge Category
Domestic Long Strategy
Domestic Opportunistic Strategy
Global-International Strategy
Country Specific Opportunistic Strategy
Short Selling Category

Global Asset Allocation Categor y

The global asset allocation category is comprised of two major management strategies: discretionary and systematic. Managers of both strategies tend to focus on macro-economic opportunities across numerous markets and instruments. Investments may be either long or short in cash securities, futures contracts, derivative contracts, or options, and may be in equity, fixed income markets, currencies, or commodities (e.g. agricultural, metals, energy). Discretionary managers tend to rely more on a fundamental approach to their decision-making. Systematic managers tend to invest in numerous markets based on quantitative models. These managers tend to follow investment trends and take positions based primarily on the output of their models. The risk level for assets allocated to this strategy may be considered as high.

Discretionary Strategy

Discretionary global asset allocation managers engage in strategies designed to capture market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed income markets, as well as non-financial markets, such as the energy, agricultural and metals sectors. Discretionary global asset allocation managers utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, discretionary global asset allocation managers tend to hold more concentrated positions in a limited number of markets at

any one time. Positions may be long and short in different markets, and the managers tend to employ leverage.

Systematic Strategy

Systematic global asset allocation managers utilize proprietary models to identify opportunities that exist within a diverse group of financial and non-financial markets, and establish positions based on these models. While subjective investment decisions are made, such decisions are the result of a heavier reliance on models than is the case of discretionary strategies. Managers using systematic strategies tend to hold positions in several markets at the same time, which may be both long and short, and tend to employ leverage when establishing positions.

Event-Driven Category

Managers in the event-driven category typically invest either long or short (or both) based on anticipated outcomes of company specific or transaction specific situations. Event-driven managers tend to have a directional bias, attempting to capture an underlying change in value based on a particular event such as an anticipated merger or pending bankruptcy. Positions taken by event-driven managers may or may not be leveraged. The risk level for assets allocated to this strategy may be considered as moderate. Within the event-driven category there are three major management strategies : Deal Arbitrage, Bankruptcy-Distressed; and Multi-Event.

Deal Arbitrage Strategy

Deal arbitrage managers generally seek to profit by realizing price differentials that they perceive exist between the current market price of a security and its expected future value based upon the occurrence of a specific event. Deal arbitrage transactions typically involve the purchase or sale of securities in connection with announced corporate actions, which may include, but are not limited to mergers, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, re-capitalizations, liquidations, divestitures, spin-offs and similar transactions. The portfolio is generally actively traded and may exhibit a high rate of turnover. Deal arbitrage managers may periodically utilize a significant amount of leverage and may enter into swaps and other similar financial contracts in an effort to increase portfolio returns. Deal arbitrage managers generally engage in short selling, options hedging, and other arbitrage techniques to capture price differentials. Positions may be in the securities of companies not currently involved in announced transactions, but which are believed to be undervalued and likely candidates for a future corporate action.

Bankruptcy-Distressed Strategy

Bankruptcy-distressed managers generally invest in the securities of financially troubled companies (companies involved in bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event situations). Investment strategies may seek to identify distressed securities in general or focus on one particular segment of the market (such as the senior secured debt sector or the equity portion of distressed companies). Investments may be passively acquired in the secondary market, acquired through participation in merger and acquisition activity, or acquired with a view toward actively participating in a re-capitalization or restructuring plan. Managers may actively attempt to modify or improve a restructuring plan with the intent of improving the value of such securities upon consummation of a restructuring. In addition managers may take an active role and seek representation in management on the board of directors, or on a creditor's committee. In order to achieve these objectives, the manager may purchase, sell, exchange or otherwise deal in and with restricted or marketable securities including, without limitations, any type of debt security, preferred or common stock, warrants, options and hybrid instruments. A significant portion of the manager's portfolio may be invested in restricted securities which may not be registered and for which a market may not be readily available; therefore, a significant portion of the portfolio may be illiquid. Investment may involve both domestic and foreign entities and may utilize leverage. Information about specific investments may be limited thereby reducing the managers ability to monitor the performance and to evaluate the advisability of continued investments in specific situations.

Multi-Event Strategy

Multi-event managers generally seek to profit by realizing the price differentials that they perceive exist between equivalent or nearly equivalent securities or between the current market price of a security and its expected future value based on the occurrence of a specific event. These managers seek to take advantage of

any number of different events. Events may involve corporate actions, credit events, political events, or other situations which may have an effect on the value of the securities or financial instruments traded by the manager. Multi-event managers generally engage in short selling, options hedging, and other arbitrage techniques to capture price differentials. Investments may involve both domestic and foreign markets and may utilize significant amounts of leverage. Multi-event managers employ both long and short strategies, warrant and option arbitrage and hedging strategies, inter and intra-market spread trading, futures, options and currency trading.

Relative Value Category

Managers within the relative value category seek to achieve attractive risk-adjusted returns through the use of both long and short positions. Relative value managers generally look to take advantage of pricing inefficiencies that occur in the market place from time to time. Positions taken by relative value managers may or may not be leveraged. The risk level for assets allocated to this category may be considered as moderate. Within the relative value category there are five major management strategies: long-short strategy, convertible arbitrage, fixed income arbitrage, rotational and aggressive.

Long-Short Strategy

Long-short managers seek global arbitrage opportunities primarily in the equity markets. These opportunities may result from changes in the valuations of specific companies or sectors. For example, if two stocks with similar fundamentals in a given industry have diverged from one another in price from their historical relationship, the manager may acquire long positions in the underpriced stock and short the overpriced stock with the intention of unwinding the positions later.

Convertible Arbitrage Strategy

Convertible arbitrage managers analyze convertible bonds and warrants across the globe to take advantage of opportunities presented by market and information inefficiencies. Managers seek to monetize these opportunities through the use of both fundamental analysis of the issuing companies and quantitative option and security valuation techniques.

Fixed Income Arbitrage Strategy

Fixed income arbitrage managers establish positions in a variety of fixed income securities. Trading strategies may be structured to capture expected changes in credit spreads, such as the difference between the yield on a specific company's debt and the yield on U.S. Treasury securities. In this scenario, a manager may buy the company's bond and sell short the Treasury security. Trades may also be structured to capture anticipated changes in the credit spreads within a specific company's capital structure.

Rotational Strategy

Rotational managers engage in a broad range of relative value strategies across four primary markets: (i) long and short positions in equity markets; (ii) positions in convertible bonds and warrants, (iii) domestic and international positions in investment grade and non-investment grade fixed income securities; and (iv) special situations arising from anomalies in the global securities markets. Rotational strategy transactions are structured with the goal of isolating and capturing perceived mis-pricings among related financial assets. Rotational managers seek to achieve this goal by isolating risk and hedging other risks that arise from the resulting positions.

Aggressive Strategy

Aggressive relative value managers undertake positions across all of the relative value disciplines, (e.g., long-short, convertible arbitrage, and fixed income arbitrage). Aggressive managers tend to utilize leverage to a much greater degree than typical relative value managers. In addition, aggressive managers tend to take larger, more focused positions on specific traders, by concentrating capital allocations to specific trade opportunities and employing leverage to further enhance these focused allocations. Aggressive managers seek to achieve significantly higher absolute returns.

Equity Hedge Category

Managers in the equity hedge category tend to focus on taking long and short positions in the listed equity markets. These positions tend to correspond to each manager's view of individual opportunities. Equity hedge managers generally employ leverage and may have gross positions in excess of assets under management. Generally, managers in the equity hedge category are not fully "hedged". The risk level for assets allocated to this category may be considered as high. Within the equity hedge category, there are four major management strategies: domestic long, domestic opportunistic, global-international and country specific opportunistic.

Domestic Long Strategy

Domestic long managers seek to outperform the traditional equity markets with similar or lower volatility. These managers may take both long and short positions and may utilize leverage. Under most circumstances, managers maintain net long market exposures that are generally 50% - 100% of managed assets, gross positions may be significantly larger.

Domestic Opportunistic Strategy

Domestic opportunistic managers seek to profit by establishing positions in specific equity situations with an objective of outperforming the domestic equity markets. Domestic opportunistic managers utilize the cash and derivatives markets and take both long and short positions. These managers may use leverage when establishing positions, which may be highly concentrated and may lack liquidity.

Global-International Strategy

Global-international managers seek to generate capital appreciation through a portfolio of investments representing a variety of globally-oriented strategies. These strategies may include positions in the cash, futures or forward markets. Global-international managers employ such approaches as long/short strategies, warrant and option arbitrage, hedging strategies, inter- and intra-market equity spread trading, futures, options and currency trading and emerging markets and other special situation investing. Trading positions are generally held both long or short in both foreign and U.S. markets. Global-international managers may use of leverage and may assume aggressive investment positions with respect to concentrations in a market or in various instruments and typically have high levels of portfolio turnover.

Country Specific Opportunistic Strategy

Country specific opportunistic managers seek to profit by establishing positions in specific equity situations with an objective of outperforming the country's specific equity markets. Country specific opportunistic managers utilize the cash and derivatives markets and take both long and short positions. These managers may use leverage when establishing positions, which may be highly concentrated and may lack liquidity.

Short Selling Category

Managers in the short selling category establish short positions in companies where a decline in price is anticipated. Positions may or may not involve the use of leverage. A short selling manager attempts to find overvalued securities and seeks positive returns regardless of market direction. Short selling managers tend to achieve better results in bearish markets. The risk level for the assets allocated to this strategy may be considered as high.

Risk Allocation of the Program as at December 31, 2002

Out of the 20 current Trading Advisors, 7 are in the global asset allocation category, 4 in the event-driven category, 4 in the relative value category and 5 in the equity hedge category. The following chart illustrates the risk-allocation strategy currently in force:


Risk Allocation
Event-Driven
20.8%
Global Asset Allocation
29.0%
Distressed
7,5%
Systematic
9,4%
Deal Arbitrage
13,3%
Discretionary
19,6%
Country Specific
Opportunistic
(Japan)
9,3%
Convertible
Arbitrage
5,2%
Domestic
Opportunistic
21,3%
Long-Short
14,4%
Equity Hedge
30.6%
Relative
Value 19.6%

Current Management Strategies Mix

The following is a summary of the Trading Advisors currently employed by the Program by trading strategy. All dollar amounts of funds managed by advisors set forth hereunder refer to the aggregate dollar amount of funds managed by the Trading Advisor as at December 31, 2002 for all of such advisor's accounts, including the Program and managed under the relevant strategy.

Global Asset Allocation

Discretionary

Trading Advisor 1: This advisor has been in operation since 1997 and specializes in currencies, fixed income, equities and commodities in G10 countries. Its strategy is to capture medium to long term trends identified by utilizing fundamental analysis and firm proprietary evaluation models. This advisor has US$300 million of assets under management.

Trading Advisor 2: This advisor has been in operation since 1994. Its approach relies heavily on the fundamental analysis of the financial markets supplemented by the use of quantitative tools. This advisor invests in global equities, commodities, currencies and bonds and its objective is to produce strong capital appreciation in the medium term. This advisor has assets under management of over US$900 million.

Trading Advisor 3: This advisor has been in operation since 1999. The strategy of this advisor is short-term opportunistic. The program is a fundamental, discretionary approach that focuses on major currencies and currency options. Profits are derived from the combination of fundamental and technical analysis, a strong network of market intelligence and competitive trading costs. This advisor manages assets of US$128 million.

Trading Advisor 4: This advisor has been in trading since 1998. Its strategy is to capture intermediate to long term market movements in G10 fixed income, currency and equity indices using both fundamental and technical analysis. Investments in this strategy are based on global macro views, and include directional and spread positions. Furthermore, this advisor also trades in a wide and diversified variety of G10 fixed income relative value strategies, which combines five criteria in discriminating between trading opportunities. This advisor targets an absolute positive return in both bull and bear markets as its strategy is independent of equity and bond market performance. This advisor has assets under management of US$417 million.

Systematic

Trading Advisor 5: This advisor has been in operation since 1971. The objective of this advisor is to participate in all major sustained price moves of the currency, equity, fixed income and commodity markets. This advisor regards its approach as long-term in nature and has over US$800 million of assets under management.

Trading Advisor 6: This advisor has been in operation since 1997 and provides trading expertise in currency and fixed income markets. This advisor aims to achieve absolute positive return independent of stock and bond market performance by using a diversified approach through 18 systematic trading systems and six trading frequencies across many markets. This advisor combines momentum and value investing responding to market movements ranging from days to months. This advisor has assets under management of US$547 million.

Trading Advisor 7: This advisor has been in operation since 1997 and specializes in trading currencies, interest rates, stock indices and commodity markets. This advisor's trading strategy is designed to generate total returns independent of stock and bond market performance. Its trading techniques are to use 12 systematic trading systems and six trading frequencies responding to short, medium or long term market movements. This advisor has assets under management of US$130 million.

Event-Driven

Deal Arbitrage

Trading Advisor 1: This advisor has been in operation since 1993. This advisor seeks capital appreciation (rather than current income) by managing a diversified portfolio of "event-driven" securities (securities whose values are meaningfully affected by the occurrence of well-defined future events, mainly merger arbitrage). The low correlation to equity markets and the fact that the strategy focuses on events instead of market direction, together with various low-risk hedging techniques, allows the manager to achieve consistent absolute returns with low volatility. This advisor manages assets of US$240 million.

Trading Advisor 2: This advisor was founded in 1993. The primary investment objective of this advisor is to achieve capital appreciation and limit risks through hedged trading strategies that the advisor believes differ from those followed by traditional portfolio management. The advisor will seek to achieve this objective by investing and trading in securities and other instruments which present arbitrage opportunities (including merger arbitrage). The advisor believes that the principal advantage of its investment strategy is the use of hedged trading strategies which seek trading profits without making directional "bets" on the movement of the securities markets. This advisor manages assets of US$240 million.

Trading Advisor 3: Since 1997, this advisor has been managing assets in event driven strategies. This advisor's strategy is to generate superior returns to the equity markets with a low correlation to the broader equity indices. To achieve that goal, the advisor organizes arbitrage trades around corporate events that include narrow events, value events, or special situations (including merger arbitrage). This advisor manages assets of US$1.3 billion.

Distressed Security

Trading Advisor 4: This advisor has been in the distressed security investment business since 1998. The investment strategy is to purchase undervalued debt instruments while selectively selling short overvalued debt securities in the global debt universe. To achieve superior returns, the advisor combines the top-down industry review with bottom-up intensive credit research using fundamental and quantitative analysis. This advisor has US$255 million of assets under management.

Relative Value

Long-Short

Trading Advisor 1: This firm, founded in 1996, combines the talent of a traditional short seller with the skills of a quantitative investment manager. One of the objectives of the strategy is to hedge the systematic risk of the short positions and to isolate the net value added by the short seller from the broad market movements. This advisor has assets under management of US$457 million.

Trading Advisor 2: This firm, founded in 1998 and based in Tokyo, employs fundamental and technical research combined with rigorous tracking of order flows to identify Japanese stocks that have abnormal probability distributions. Presently managing US$800 million, this advisor constantly rebalances the portfolio on the short and long side.

Trading Advisor 3: This advisor specializes in structural arbitrage in closed-end funds since 1998. This advisor aims to provide investors an absolute superior return through capital appreciation by exploiting the potential present in many undervalued investments. This advisor profits from the reduction of discount at which the targeted structural investments trade to their underlying value. This advisor has assets under management of US$380 million.

Convertible Arbitrage

Trading Advisor 4: Focusing exclusively on a Japanese convertible bond arbitrage strategy, this firm, founded in 1993, profits from discrepancies between a convertible bond and its underlying security. This advisor has assets under management of US$90 million.

Equity Hedge

Domestic Opportunistic

Trading Advisor 1: This advisor, founded in 1993, seeks out investment opportunities (mainly US equities) based on a three-pronged approach: fundamental research, specific catalysts (spin-offs, management change, mergers and acquisitions, etc.) and risk management (understanding the downside risk of each investment). This advisor has assets under management of approximately $US380 million.

Trading Advisor 2: This advisor has been in operation since 1991 and invests primarily in the US equity market. The objective of this advisor is to achieve capital appreciation through capitalizing on market opportunities that possess both internal catalyst features and attractive relative valuation. This advisor is also focusing on achieving profits regardless of general market direction. This advisor presently manages assets of US$700 million.

Trading Advisor 3: This advisor has been trading since 1993. Its investment approach is to exploit investment themes that might be industry-wide, country-specific, legislatively-created or regulatory-mandated. These themes will allow for major recasting and reshaping within specific corporate structures. This advisor intends to identify companies where such change is of a dramatic enough nature to make a challenged company mediocre, or a mediocre company good. The investment method is top-down and is guided by liquidity. This advisor has assets under management of over US$100 million.

Trading Advisor 4: This advisor has been investing in US and Canadian equity market since 2001. This advisor takes an opportunistic approach by investing in small, mid and large cap companies in North America. The investment methodology is fundamental research driven and bottom-up stock selections. The manager actively manages portfolio exposures through taking long positions in fundamentally sound companies and short positions in companies with deteriorating fundamentals. This advisor manages assets of US$200 million.

Country Specific Opportunistic

Trading Advisor 5: This advisor has been investing in the Japanese equity market since 1997. The objective of this advisor is to provide absolute returns by preserving capital and maximizing appreciation based on direct company research and bottom-up stock selections. This advisor also commits a small portion of the capital for short-term trading positions. This advisor manages assets of US$3 billion.

Allocation Strategies and Selection of Trading Advisors

Optimization

Optimization is a systematic method of efficiently allocating capital to various asset classes within a portfolio. The objective of an optimized asset allocation is to maximize a portfolio's overall return for a given amount of risk. This takes into account the return, volatility and correlation associated with each asset class in constructing the portfolio.

Consistent with the Program's objective of seeking non-correlated, long-term capital appreciation with relatively low levels of risk, the Bank has developed an optimization process to allocate its assets among many of the trading strategies of the alternative management universe.

The Program utilizes a number of quantitative modeling techniques. In creating the Program's allocation, the Program Manager analyses the results associated with each management strategy to calculate the return, risk and correlation relationships within and between each management strategy and the broader markets. The Program Manager uses its experience and judgment to analyze the results generated by the model. The optimization process also incorporates other qualitative considerations such as the forecast of developing market trends.

While historical data plays a major role in the asset allocation and optimization process, the Program Manager also incorporates assessments of future returns, risks, and correlations between investment strategies and assets. The Program Manager may not necessarily invest in all the strategies described above.

Selection of Trading Advisors

Within the alternative management universe, the Program Manager selects an optimal number of Trading Advisors and allocates capital at risk among them. The Program Manager uses quantitative and qualitative criteria to scan the universe of trading advisors, management strategies and markets. The final evaluation is made by using a broad range of information gathered through the process described below.

Quantitative Criteria

The quantitative criteria includes:

- the historical track record over various time horizons, including Sharpe ratios;
- the stability and consistency of correlations with traditional market indices, short-term instruments and asset classes over various time horizons;
- risk management criteria including: annualized volatility, largest drawdown, and other downside statistics, the number of portfolio positions, maximum and minimum monthly returns, calculation of systematic exposure (both to markets and sectors); and
- an overall quantitative assessment, based on various risk statistics.

Qualitative Criteria

The potential Trading Advisors are then evaluated on the basis of certain qualitative and due diligence criteria. Qualitative considerations can be divided, among others, into organizational profile, risk management approach and compliance sections, and are applied through due diligence visits, discussions with third parties and document reviews. The matters to be considered include:

- the corporate culture, the key manager's third-party references and professional reputation, the qualifications of the staff and the decision-making process;
- relations with third-parties, such as the administrators, custodian (if any) and auditors;
- operations, information technology, infrastructure and compliance;
- trading, risk management and research and development;
- growth of assets under management: specifically during the last three years and the current year;
- the capital commitments of management;
- the portfolio pricing policy; and
- the transparency and fees issues.

Due Diligence Process

This is the last part of the evaluation process and is conducted on the Trading Advisor's premises. The Program Manager uses this opportunity to reconcile the information submitted before by the Trading Advisors with his on-site observations. The Program Manager also conducts interview with key personnel and staff to better understand the advisor's trading models and investment philosophy to ensure their compatibility with the objectives of the overall Program.

Management

The Investment Committee

Once the evaluation process has been completed and all concerns have been satisfied and properly addressed, the Trading Advisor candidates are recommended by the Program Manager to the Investment Committee for approval and for possible inclusion in the Program.

Role and Responsibilities of the Investment Committee

The Investment Committee is responsible for overseeing the Program Manager in respect of the structuring the Program, the hiring of, and, if necessary, the replacing of Trading Advisors and the allocation of capital at risk among the Trading Advisors. More specifically, the Investment Committee is responsible for the approval or rejection of recommendations of the Program Manager in such matters.

The members of the Investment Committee are Jean Turmel, Louis Vachon, Denis Parisien and André Bélanger, all Bank employees. The following are brief biographies of such members:

Jean Turmel, President – Financial Markets, Treasury and Investment Bank. Mr. Turmel joined the Bank in 1981 as Vice-President/Treasury and Foreign Exchange. In 1982, he was appointed Senior Vice-President. In July 1989, he was named Senior Executive Vice-President/Treasury, Brokerage and Financial Markets. From 1993 to 1995, the trust services were also under his responsibility. In September 1995, he was named Senior Executive Vice-President/Treasury, Brokerage and Corporate Banking. In September 1998, Mr. Turmel was appointed President, Financial Markets, Treasury and Investment Bank. Mr. Turmel has a Bachelor of Commerce and a Master's degree in Administration from Laval University. Mr. Turmel is Chairman of the Board of Natcan Investment Management Inc., Director and Chairman of the Executive Committee of National Bank Financial Inc., Chairman of the Board of the Institut de Finance Mathématique de Montréal (IFM2), and member of the Board of Directors of the Bank, Maple Partners and Corp Group – Chile.

Louis Vachon, Senior Vice-President, Treasury and Financial Markets. Mr. Vachon joined the Bank in 1998. He is responsible for global operations of treasury and financial markets, which encompass funding, asset/liability management, foreign exchange, equity derivatives and alternative investments. Prior to joining the Bank, Mr. Vachon held the position of President and Chief Executive Officer of Innocap Investment Management Inc. where he created and managed an independent Canadian investment firm. From 1994 to 1996, he held the position of President and Chief Executive Officer at BT Bank of Canada, the Canadian subsidiary of Bankers Trust. Mr. Vachon obtained a Master's degree in International Finance from The Fletcher School, a Tufts and Harvard University Co-Operative Graduate Program in 1985, a Bachelor's degree in Economics from Bates College in 1983 and is a Chartered Financial Analyst.

Denis Parisien, Senior Manager, Program. Mr. Parisien joined the Bank in July 1999. As Senior Manager for the Program, he is primarily responsible for the selection of managers, portfolio construction, risk allocation and supervises all operations and administrative issues related to the Program. Prior to joining the Bank, Mr. Parisien was President of Globagest Investment Management Inc., a specialized investment company. He was responsible for all of the firm's trading, risk management, product development and marketing. From 1986 to 1996, Denis Parisien held a number of positions at the Caisse de dépôt et placement du Québec. In 1992, Mr. Parisien set up the tactical investments department and acted as Program Manager thereof through the end of 1996, where he managed a $1.5 billion portfolio using exchange-traded and OTC derivatives. He also developed and introduced a market risk-management framework based on Risk Metrics and Raroc methodologies. He obtained a B.A. in finance from the University of Sherbrooke and is a Chartered Financial Analyst.

André Bélanger, Senior Manager, Business Development. Mr. Bélanger joined the Bank in 1969, occupying various functions at the Bank until 1983. His main responsibilities include sales and marketing of the Program and client servicing. From 1983 to 1986, he worked as a market maker on the floor of The Montreal Exchange for currency and bond options. From 1986 to 1989, he was a senior trader on the OTC currency options and Japanese Yen spot market. From 1989 to 1994, he was responsible for business development for Treasury derivatives. From 1994 to 1999, he was Vice-President of Corporate Services at General Trust of Canada (now National Bank Trust Inc.). From 1999 to 2000, he was Vice-President of the Bank for Laurentian/Lanaudière region. Mr. Bélanger is a graduate of Montréal's Ecole des Hautes Etudes

Commerciales (Université de Montréal), has received certification from the Canadian Securities Institute (Hons.), the Canadian Bankers Institute and earned a Master's degree in Education from the Université de Montréal.

The Investment Team of the Program

In addition to Denis Parisien, Senior Manager, Program and André Bélanger, Senior Manager, Business Development, the following are the other team members of the Program:

Marion Nazareth, Senior Analyst. Ms. Nazareth is responsible for operational and administrative issues, compliance, as well as for the integration of new trading advisors and prime brokers for the Program. Ms. Nazareth has worked at the Bank in the Treasury department for 15 years in various capacities. She joined the investment team of the Program in September 2002. Ms. Nazareth headed an operations team for the Program for 4 years. She graduated with a Bachelor of Arts in Economics from McGill University.

Daniel Baillet, Senior Analyst. Mr. Baillet is responsible for portfolio construction and manager research where he performs qualitative and quantitative analysis of managers. Mr. Baillet joined the investment team of the Program in August 2001, and prior to that, worked as senior analyst in Market Risk Management at the Bank and at the Treasury department from 1998 to 2001. Mr. Baillet received his Master's in Management Sciences, Specializing in Finance from École des Hautes Études Commerciales (Université de Montréal). He passed all 3 exams for his Chartered Financial Analyst diploma and has applied for his CFA designation.

Michael Ding, Senior Analyst. Mr. Ding is responsible for portfolio construction and manager research. Prior to joining the investment team of the Program at the Bank in August 2002, Mr. Ding worked as a hedge fund analyst at Northern Trust Company Fund of Funds program from 2000 and continued to work on the same hedge fund program (Northern Trust) at Caisse de dépot et placement du Québec. He has worked as an equity analyst and managed a portfolio in China after being a business consultant in Montreal for about 5 years. He has also worked as an analyst at Guardian Trust in the early 1990s focusing on commodity products. Mr. Ding received his MBA from McGill University and is a CPA, CGA and CFA Level 3 candidate for the 2003 exam.

Eric Pedde, Senior Analyst. Mr. Pedde is responsible for portfolio analysis and risk management. Mr. Pedde is a senior analyst in the investment team of the Program at the Bank and formerly was a portfolio officer and mortgage analyst at Canada Mortgage and Housing Corporation. Mr. Pedde received his MBA from McGill University and is a CFA Level 3 candidate for the 2003 exam.

Retention of Trading Advisors

Once selected, the Program Manager enters into management contracts with the Trading Advisors which include, among other things, investment strategy and objectives, operational procedures, execution arrangements, prime brokerage clearing services, capital allocations, fees and general legal provisions.

The Program will typically invest through managed accounts which ensure that the funds of the Program will not be commingled with other funds managed by the Trading Advisors. It could exceptionally invest in a different fashion only if managed accounts are uneconomical.

Monitoring

The objective of the monitoring function is to identify deviations from investment guidelines and to correct them. To do so, the Program Manager quantifies the Trading Advisor's trading results, risk or methodology thoroughly and continuously compares these with its objectives. Any significant deviation between these observations and what had originally been agreed upon between the Trading Advisor and the Program Manager will lead to an immediate action.

Performance and risk are measured on a real-time basis and are analyzed on an absolute basis and relative to various benchmarks. This enables the Program Manager to judge the quality of the profits generated and losses incurred, if any, and to periodically review capital allocated to each strategy.

Trading Advisors are visited once a year or more, if needed. The Program Manager will also maintain regular contacts with the principals to question reversals in strategies or fluctuations in profitability. The

Program Manager's coverage of each Trading Advisor is generally a function of the exposure, complexity, importance and consistency of the trading positions.

Risk Management Practices

The Program Manager, in order to apply its risk management practices, uses the human and technological resources of the Bank, particularly for general administration, accounting and risk management. The identification, roles and responsibilities of parties involved are described below.

The different parties involved in the risk management can be grouped into the following three categories:

(a) The Program Manager and Trading Advisors

(i) The Program Manager's responsibilities are the following:

- Daily real time monitoring of the performance of Trading Advisors;
- Daily real time monitoring of the overall performance of the Program;
- Ongoing monitoring of the risk of the Program and Trading Advisors against limits and towards the different markets; and
- Review of purchase and sale activity of Trading Advisors for compliance with the investment objectives and guidelines.

(ii) The Trading Advisors' responsibilities are the following:

- Make investment decisions that are consistent with their management agreement;
- Log transactions into their back-office systems and sub-systems;
- Send confirmation of transactions to the Program Manager electronically or by fax on a daily basis; and
- Produce and reconcile various administrative and risk management reports with the Program Manager.

(b) Administration, Accounting and Control

(i) Administration

In order to ensure that each of the Trading Advisors' positions are monitored and controlled on a daily basis, the Program Manager requires, as stipulated in the management agreement, that all transactions be directed to the Bank's Treasury Operations group. This department has the human resources and systems to adequately monitor the wide array of transactions, markets and investment strategies used by the Trading Advisors.

This group's main responsibilities include the following:

- Obtain all the transaction files for each Trading Advisor on a daily basis;
- Daily entry by back-office staff of all the transactions (on the date of the transaction) received from the Trading Advisors;
- Entry of all the closing prices required to mark to market the positions; and
- Give instructions for daily movements of collateral and cash flows in order to comply with the requirements of the different clearing brokers (prime brokers and global futures clearers).

(ii) Accounting and Control

This team's role and responsibilities are threefold: investment accounting, investment reconciliation and control of the overall Program's operational procedures. These duties are carried out by the accounting group and the back-office staff of the Treasury department of the Bank, teams that work independently of the Management of the Program.

The following accounting services are provided:

- Calculation of the Net Asset Value on a daily basis and of the Index Value at each Valuation Date;
- Preparation of monthly and annual financial information for each Trading Advisor and the overall Program;
- Review and audit of fees (fixed and performance based) and expenses for each Trading Advisor and the overall Program;
- Maintenance of accounting records; and
- Preparation of performance reports (daily, monthly and annual returns) for each Trading Advisor and the overall Program.

The following reconciliation services are provided:

- Daily reconciliation of positions between the Bank's sub-systems and the account statements of the prime brokers and global futures clearers;
- Production of a daily exceptions report for unreconciled transactions;
- Validation of the prime brokers' and global futures clearers' closing prices;
- Daily reconciliation of open positions;
- Validation of daily settlements and monitoring of margins based on the account statements of the clearing brokers;
- Validation of the closing market values used by the clearing brokers for monitoring margins; and
- Monitoring of compliance with the list of authorized instruments.

The following control services are provided:

- Ensuring proper segregation of duties and responsibilities; and
- Monitoring compliance with operational procedures and accounting policies.

(c) The Risk Management Group

The Program Manager employs a large number of Trading Advisors transacting various financial instruments and operating in a variety of markets to achieve its investment objectives. The methods and systems developed by the Bank for its own risk management are also employed by the Program and allow the risk management group to evaluate and control the Trading Advisors.

The risk management group assesses, by its own quantification method, the overall risk of the Program. This group carries out two critical functions for the Management of the Program:

(i) Quantification of Market Risks

Market risk is the risk of gain or loss that results from changes in interest rates, volatilities and foreign exchange rates as well as equity and commodity prices and is managed primarily through a Value-At-Risk (VAR) methodology.

The risk management group, which is independent from the Management of the Program, has built a proprietary VAR model. VAR is a widely accepted risk measurement concept that uses statistical models to estimate, within a given level of confidence, the maximum loss that the Program would experience from an adverse 1-day movement in market rates and prices. The VAR measure is based on a 99% confidence level and is therefore an estimate of the maximum potential trading losses 99 days out of 100 days.

The risk management group uses an historical simulation of the previous 750 to 760 trading day scenario to determine the VAR for each of the Trading Advisors, strategies and the overall Program. The risk management group also performs an analysis on the potential trading losses due to stress events as a supplementary control of market exposure. This is accomplished by applying historical and internally developed scenarios to the daily trading positions to monitor the effect of extreme market movements on the VAR.

The risk management group and the Management of the Program work together to determine the best approach to value market risk when specific strategies are introduced by the Trading Advisors. This is a dynamic process that involves understanding the strength and weaknesses of the VAR methodology.

(ii) Monitoring of Risk

The Program Manager, in order to minimize the volatility of each Trading Advisor and the overall Program, allocates capital at risk limits. The risk management group is therefore responsible for the following:

- An independent valuation of the levels of VAR by Trading Advisors and for the Program;
- A comparison of the results obtained above with the capital at risk limits to ensure that any amounts exceeding these limits will be flagged and appropriate action taken so that the risk parameters are respected; and
- Insuring the robustness of the VAR approach, monitoring daily trading revenues (losses) of each Trading Advisors and benchmarking those numbers against the daily VAR amounts determined by the historical simulation.

In order to factor in all trading activities of the Trading Advisors, the risk management group allows the Management of the Program access to the following on a daily basis:

- Daily market risk associated with each Trading Advisor;
- Daily risk profile of all the Trading Advisors taken together;
- Allocation of risks among the Trading Advisors and comparison with actual use of VAR; and
- Material changes in volatility and correlation between the different instruments traded by Trading Advisors.

As the Program Manager and the risk management group recognize that VAR is not an absolute measure of market risk, other more traditional operational limits are also established to control market liquidity risks, concentration of positions and maximum loss acceptable for each Trading Advisor.

Criteria

The investment process of the Bank requires the assignment of pre-specified levels of maximum risk to each Trading Advisor. Risk is determined through a process proprietary to the Bank and is derived from the principles of VAR. On a continuous basis, the Bank allocates an amount of capital to each Trading Advisor based on an acceptable level of daily risk. The aggregate of the resulting amount allocated to each Trading Advisor is considered to be the capital base for the respective month.

The Trading Advisors trade in securities and/or derivative instruments on a discretionary basis with the objective of generating positive returns. The exposure amount to the securities and derivatives at any one period of time may exceed the capital base allocated by the Bank and will vary depending on the trading strategy of the Trading Advisors. As a result of the implementation of the strategy, leverage is an integral aspect of the Program.

Calculation Methodology

The Program returns are time weighted rates of return (also called the "geometric mean return" as the re-investment is captured by using the geometric total and mean rather than the arithmetic total and mean), net of commissions and brokerage fees, transaction costs, borrowing costs and Trading Advisors' fees (management and incentive fees) (the "Trading Expenses") and are presented gross of the Management Fee and the Service Fee.

Any change in allocated capital base to the Trading Advisors during the month is deemed to be made at the middle of the month, with those changes considered as cash inflows or cash outflows.

All investments are recorded on a trade date basis and in US dollars.

All investments including derivatives are carried at their fair value. Fair value represents the amount at which a financial instrument could be exchanged in an arm's-length transaction between willing parties under no compulsion to act and is best evidence by a quoted price. If no quoted prices are available, the fair values are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

The monthly income or loss is composed of realized and unrealized gains or losses on these investments based on fair value, net of any Trading Expenses accounted for on an accrual basis.

For the period ended December 31,1999, the average capital base (calculated as the average of the beginning and the end of the month) is considered to earn an interest income derived from the LIBOR US$ 1 month rate at the beginning of each month.

For the period started January 1, 2000, the capital invested by the Program participants during the period is the invested capital. This invested capital earns an interest income derived from the LIBOR US$ 1 month rate at the beginning of each month.

The sum of the monthly income or loss and the interest income on a monthly basis is considered to be the net gain or loss and is divided by the average capital base for the period ended December 31, 1999 or by the average invested capital for the period started January 1, 2000 of the respective month to calculate the monthly return.

The Notes' return reflects the historical return of the Program reduced by the Management Fee and the Services Fee, assuming such fees total 2%. At the request of the Bank, PricewaterhouseCoopers LLP has performed a review of the historical Note returns for the months ended from July 31, 1996 through to December 31, 2002 in accordance with the general review standards established by the Canadian Institute of Chartered Accountants. A review does not constitute an audit and consequently PricewaterhouseCoopers LLP did not express an audit opinion on the historical Index Value. An investor may obtain by written request to the Secretary of the Bank, a copy of the review engagement report prepared by PricewaterhouseCoopers LLP.

Historical Performance

The following table shows the historical returns of the Program and the Notes and of other recognized benchmarks and risk parameters for the periods indicated.

RETURN HISTORY [1]

	1 Year	2 Years	3 Years	5 Years	Since Inception[2]
Program [3]	2.9%	2.2%	9.0%	10.9%	13.43%
Notes [4]	0.8%	0.1%	6.8%	8.6%	11.13%
MAR - Fund of Funds	1.1%	3.1%	4.5%	6.1%	8.29%
S&P 500 Composite total return Index	-22.1%	-17.1%	-14.5%	-0.6%	5.84%

RISK AND RETURN ANALYSIS [1]

	Volatility	Maximum Drawdown	Beta	Correlation to S&P 500 Composite total return Index	Sharpe Ratio
Program [3]	7.3%	3.1%	0	0	1.32
Notes [4]	7.2%	3.7%	0	0	1.04
MAR - Fund of Funds	5.1%	7.1%	0.16	0.59	0.94
S&P 500 Composite total return Index	18.4%	43.2%	1	1	0.22

(1) The table above is provided to illustrate the experience and the historical returns obtained by the Program and the Notes for the periods indicated and is not necessarily indicative of future returns which will be earned on the Program and the Notes.

(2) July 1, 1996.

(3) Returns are net of all expenses borne by the Program such as management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, external accounting expert and borrowing costs.

(4) Returns are net of the expenses mentioned in (3) above and net of the Management Fee and the Service Fee, assuming such fees total of 2% per annum.

Benchmark Performance and Risk Parameters

The following table shows the historical performance of the Program and of the Notes calculated in US dollars and of other recognized benchmarks and their corresponding risk parameters for the months ended from July 31, 1996 to December 31, 2002.

Return Analysis (%)	Annualized Return	Best Month	Worst Month	Best Rolling 12 Month	Worst Rolling 12 Month	Avg. Rolling 12 Month
Canadian Benchmarks						
S&P/TSX	4.3	11.9	-20.2	61.4	-34.2	6.2
SCM T-Bills 91 Days (1)	4.3	0.6	0.14	5.8	2.4	4.51
SCM Universe Bond Index (1)	8.4	4.3	-1.9	16.7	-2.2	7.5
SCM Long Term Bond Index (1)	10.5	6.9	-3.1	27.2	-7.1	9.3
US Benchmarks						
S&P 500	5.8	9.8	-14.5	52.1	-26.6	9.1
EAFE (US$) (2)	-1.7	10.4	-12.4	31.3	-28.3	1.0
US T-Bills 91 Days	4.5	0.5	0.1	6.0	1.7	4.7
Lehman Overall (3)	8.0	2.7	-1.8	14.6	-1.9	7.8
Lehman Long Gov. Credit (3)	9.5	5.7	-4.3	19.5	-7.9	8.9
M.A.R. Fund of Funds (4)	8.3	4.2	-6.4	22.4	-1.5	8.8
Program (5)	**13.43**	**7.64**	**-2.55**	**31.03**	**1.05**	**13.67**
Notes (6)	**11.13**	**7.46**	**-2.72**	**28.45**	**-0.97**	**11.36**

Risk Analysis	Annualized Monthly Volatility	Volatility Rolling 12 Month	Maximum Drawdown	Max. Drawdown (Length in Months)	Max. Drawdown Period	Sharpe Ratio
Canadian Benchmarks						
S&P/TSX	19.1	23.0	45.1	25	Aug. 00 - Sep. 02	0.14
SCM T-Bills 91 Days (1)	0.4	0.9	n/a	n/a	-	n/a
SCM Universe Bond Index (1)	4.4	3.9	2.5	9	Apr. 99 - Jan. 00	1.13
SCM Long Term Bond Index (1)	7.4	7.6	7.1	12	Jan. 99 - Jan. 00	0.94
US Benchmarks						
S&P 500	18.4	21.6	44.7	25	Aug. 00 - Sep. 02	0.22
EAFE (US$) (2)	16.3	16.5	47.0	33	Dec. 99 - Sep. 02	-0.23
US T-Bills 91 Days	0.4	1.2	n/a	n/a	-	n/a
Lehman Overall (3)	3.4	4.0	2.5	7	Jan. 99 - Aug. 99	1.3
Lehman Long Government Credit (3)	7.1	71	8.6	11	Jan. 99 - Dec. 99	0.85
M.A.R. Fund of Funds (4)	5.1	6.7	7.1	3	Jul. 98 - Oct. 98	0.94
Program (5)	**7.25**	**7.91**	**3.1**	**3**	**Jul. 99 - oct. 99**	**1.32**
Notes (6)	**7.24**	**7.73**	**3.72**	**5**	**Jun. 02 - Nov. 02**	**1.04**

(1) SCM means the indices published by Scotia Capital Markets on different Canadian debt market benchmarks.
(2) EAFE means Europe, Australia, and Far East and is published by Morgan Stanley Capital International World Equities Index.
(3) Lehman Long Government Credit is published by Lehman Brothers with respect to the U.S. debt market benchmarks.
(4) M.A.R. Fund of Funds means the median return for Hedge Fund of Funds published by Managed Account Reports Inc. 1999.
(5) Returns are net of all expenses borne by the Program such as management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, external accounting expert and borrowing costs.
(6) Returns are net of the expenses mentioned in (5) above and net of the Management Fee and the Service Fee, assuming such fees total 2% per annum.

The following table shows correlation matrix between Canadian and US benchmarks and the Program for the months ended from July 31, 1996 to December 31, 2002.

	Extra	SCM T-Bills[(1)]	SCM Universe[(1)]	SCM LT[(1)]	S&P500	SSB US T-Bills (3m)	EAFE[(2)] (US$)	Lehman Overall[(3)]	Lehman LT[(3)]	S&P/TSX
Extra	1.0000									
SCM T-Bills[(1)]	0.3181	1.0000								
SCM Universe[(1)]	0.1898	0.2404	1.0000							
SCM Long Term[(1)]	0.1495	0.1198	0.9604	1.0000						
S&P500	0.0033	0.0985	0.1070	0.1550	1.0000					
SSB US T-Bills (3 Month)	0.2472	0.6558	0.0342	0.0292	0.1473	1.0000				
EAFE (US$)[(2)]	-0.0383	0.0322	0.0356	0.0875	0.7983	0.0611	1.0000			
Lehman Overall[(3)]	0.1244	0.1509	0.8054	0.7516	-0.0747	0.0567	-0.1587	1.0000		
Lehman Long Term[(3)]	0.0980	0.0612	0.7804	0.7945	-0.0467	0.0213	-0.1319	0.9448	1.0000	
S&P/TSX	0.0980	0.1038	0.2139	0.2371	0.7972	0.0806	0.7599	-0.0319	-0.0004	1.0000

(1) SCM means the indices published by Scotia Capital Markets on different Canadian debt market benchmarks.
(2) EAFE means Australia and Far East and is published by Morgan Stanley Capital International World Equities Index.
(3) Lehman means the indices published by Lehman Brothers on different U.S. debt market benchmarks.

Determination of the Net Asset Value of the Program and the Net Asset Value per Unit

The Program Manager calculates on each Business Day, the value of the NAV of the Program based on data prepared in accordance with the accounting methods as set forth below. An independent auditor has also been retained on behalf of the Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value.

The NAV of the Program is calculated in US dollars by the Program Manager on each Business Day by deducting the aggregate amount of the Program's liabilities from the aggregate value of the assets (the "Total Assets"). The Total Assets are valued as follows:

(i) the value of cash on hand or on deposit, bills and demand notes, receivables, prepaid expenses, dividends and interest declared or accrued and not yet received, is valued on an accrual basis;

(ii) the value of commodity or futures contracts, options, or securities traded on a recognized exchange is the last available sale price or settlement price or, lacking any recent sales or any record thereof, the simple average of the latest available offer price and bid price as published by the clearing house of the exchange;

(iii) the value of over-the-counter options is the average of the last bid and ask price quoted by a major dealer in such securities and the value of forward contracts is the gain or loss that would be realized if, on such date, the forward contract was "closed out";

(iv) the value of any unit or share of a private investment fund is the definitive net asset value reported by the fund manager of such fund on that day or, if not available, the most recent provisional net asset value reported by the fund manager unless the Program Manager considers otherwise;

(v) the value of any security, option, commodity or futures contract which is not listed or traded on a recognized exchange or the resale of which is restricted by reason of a representation, undertaking or agreement by the Program Manager is determined on the basis of such price or yield equivalent quotations (which may be public quotations or may be obtained from major market makers) as the Program Manager determines accurately reflects its fair value;

(vi) the value of all other property of the Program, and any property for which a third party valuation is not available, is the value the Program Manager determines in its reasonable discretion most accurately reflects its fair value; and

(vii) the value of any asset of the Program measured in a foreign currency is valued at the current rate of exchange on that day as determined by the Program Manager.

In valuing the liabilities of the Program, the following are included on an accrual basis: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, dividend and interest payable, external review engagements and borrowing costs. The value of the liabilities of the Program is determined as follows:

(i) the value of all liabilities and contractual obligations is the value determined by the Program Manager to most accurately reflect fair value; and

(ii) the value of liabilities and contractual obligations payable in a foreign currency is valued at the current rate of exchange on that day as determined by the Program Manager.

The value of any security or property to which, in the opinion of the Program Manager, the above principles cannot be applied (whether because no price or yield equivalent quotations are available as above provided, or for any other reason) is the fair value thereof determined in good faith in such manner as the Program Manager from time to time adopts.

As of December 31, 2002, the Bank had assets in the amount of US$613 million earmarked for the Program. All investments in and withdrawals from the Program are done at the NAV per Unit on the preceding Business Day. The NAV per Unit is the amount obtained by dividing the NAV of the Program as of a particular date by the total number of Units outstanding on that date.

Fees Assumed by the Bank

All administrative, accounting and risk management expenses are assumed by the Program Manager.

Fees Assumed by the Program

Expenses borne by the Program and paid from assets will include: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, audit fees and borrowing costs. In general, the Program will pay to a Trading Advisor out of the assets of the Program a base fee averaging 1% of the allocated capital to such Trading Advisor and incentive fees of around 20% on the net profit realized and unrealized. Incentive fees are calculated for each Trading Advisor on a cumulative basis and in case of losses, are not payable to such Trading Advisor until all prior net losses are recouped. In some instances, the return must exceed a certain benchmark before becoming payable. These fees and expenses will reduce the Net Asset Value per Unit and will therefore be reflected in the Index Value.

Fees Assumed by the Noteholders

The Index Value will be reduced by a percentage per annum representing the Management Fee and the Service Fee at the end of each Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee payable monthly that the Bank is entitled to receive to manage the Program and the Service Fee payable monthly by the Bank to Investment Advisors on record for their ongoing services to their clients. This Service Fee will be payable to each Investment Advisor on record on the last Business Day of the month for ongoing services to their clients equal to a percentage per annum of the average Value of the Notes held by its clients (excluding Notes issued during that month) payable monthly on the 15th day of the following month. The Service Fee will not be payable on Notes redeemed during the month. The specific Management Fee and Service Fee payable will be set forth in the relevant prospectus supplement.

DETAILS OF THE OFFERING AND DESCRIPTION OF THE NOTES

The following is a summary of the material attributes and characteristics of the Notes offered hereby, which does not purport to be complete. Reference is made to the global certificate for the Notes referred to below for the full text of such attributes and characteristics.

Issue Price and Principal Amount

Notes for an aggregate Principal Amount of up to $500,000,000 (or the equivalent in Specified Currencies), including Notes already issued, may be sold from time to time in series on the last Tuesday of every month (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) at a price per Note in the Specified Currency equal to the Principal Amount of the Note, plus a maximum of 3%, during the two-year period that this prospectus, including any amendments thereto, remains valid. Each new issue of Notes will constitute a new series of Notes.

The specific terms of any offering of Notes not described herein, including the aggregate Principal Amount of Notes being offered, the Specified Currency, the Closing Date, the issue price, the Maturity Date, the Management Fee, the Service Fee, the proceeds to the Bank, and the Agent's remuneration will be set forth in the prospectus supplement which will accompany this prospectus. Subject to regulatory approvals, the Bank reserves the right to set forth in a prospectus supplement specific variable terms of Notes which are not within the options and parameters set forth in this prospectus.

As at December 31, 2002, 266,900 Notes were outstanding. These Notes constitute five series of Notes and were issued pursuant to a prospectus dated July 31, 2000 and a base shelf prospectus dated March 6, 2001.

Subscriptions, Registrations and Transfers

Subscriptions

Notes purchased by investors must be in integral numbers. Investors will subscribe for Notes by placing their orders with the Agent or a member of the selling group (if such a group is formed by the Agent). Orders for Notes may be accepted in whole or in part, and the Agent reserves the right to allot to any investor Notes in an amount less than that subscribed for by the investor, subject to the condition that any acceptance of a partial subscription or any partial allotment shall not be for less than an integral number of Notes per investor. The Agent also reserve the right to discontinue further acceptance of subscriptions at any time without notice.

Registration and Trans fer

The Notes of each series must be purchased, transferred and repurchased through a CDS Participant. On the Closing Date, the Bank will cause all Notes in the form of a single global certificate to be delivered to and registered in the name of CDS. Registration of interests in and transfers of the Notes will be made only through the BBS of CDS. Subject to the exception mentioned hereinafter, no Noteholder will be entitled to any certificate or other instrument from the Bank or CDS evidencing the ownership thereof, and Noteholders will not be shown on the records maintained by CDS, except through a CDS Participant. Upon purchase of any Notes of a series, the Noteholder will receive only the customary confirmation that will be sent to such Noteholder by the Agent or by other registered dealers from whom or through whom such Notes are purchased.

Definitive certificates evidencing the Notes will be issued to CDS Participants if the Bank advises the Noteholders that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to Notes and the Bank is unable to locate a qualified successor depository system or if the Bank elects or is required by law to terminate the registration of the Notes through the BBS.

Upon the surrender by CDS of the global certificate representing the Notes and instructions from CDS for registration, the Bank will issue and deliver, for each series, definitive certificates to CDS Participants appearing on the records maintained by CDS at the time of or as soon as practicable prior to such delivery, which definitive certificates will thereafter evidence Notes of each series previously evidenced by the global certificate.

Payment at Maturity

Upon Maturity, the Noteholders will receive from the Bank an amount per Note payable in the Specified Currency equal to the Index Value at the Maturity Date. Until Maturity, the Index Value will be calculated by reference to the return of the NAV per Unit of the Program converted from US dollars to the Specified Currency as indicated below.

The Notes will not bear interest. The return on the Notes will be based on the increase or decrease in the Index Value between the Closing Date and the Maturity Date or, as the case may be, between the Closing Date and the Redemption Date.

Subject to certain exceptions, the Bank will be required to make available to the Noteholders of record on the Valuation Date, no later than 4:15 p.m. (Eastern time) on the fifth Business Day following the Maturity Date, funds in an amount sufficient to pay the amounts due under the Notes. These amounts payable under the global certificate will be paid through CDS to the applicable CDS Participants to those participants' CDS accounts in amounts proportionate to their respective beneficial interests in the Principal Amount as shown on the records of CDS. It is expected that payments by CDS Participants to owners of beneficial interests in the global certificate held through such CDS Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such CDS Participants. Generally, such payments will be made by cheque or, pursuant to an agreement between the Noteholders and the relevant CDS Participant, by wire transfer. The responsibility and liability of the Bank in respect of the Notes represented by the global certificate for each series is limited to making payment of any amount due on the global certificate to CDS. Upon receipt in full of such amounts by CDS or the Noteholders, as the case may be, the Bank will be discharged from any further obligation with regard to such payments.

Deferred Payment

Federal laws of Canada preclude payments of interest or other amounts for the advancing of credit at effective rates in excess of 60% per annum. When any payment is to be made to a Noteholder on account of a redemption of a Note or at Maturity, payment of a portion of such payment may be deferred to ensure compliance with this legislation. Interest shall be paid on any deferred payment at the time such payments are made.

Calculation of Index Value

For the purposes of payment at Maturity, the Bank early redemption option, redemptions by Noteholders and subscription of Notes, the Index Value is calculated weekly as follows:

$$IV_{(VD)} = IV_{(VD-1)} \times \frac{\text{NAV per Unit}_{(VD)}}{\text{NAV per Unit}_{(VD-1)}} \times (1-\%IR_{(CP)})$$

$IV_{(VD)}$: Index Value at any Valuation Date.
$IV_{(VD-1)}$: Index Value at the preceding Valuation Date.
NAV per Unit $_{(VD)}$: Net Asset Value per Unit of the Program at the Valuation Date converted from US dollars to the Specified Currency at the Exchange Rate as of the Valuation Date.
NAV per Unit $_{(VD-1)}$: Net Asset Value per Unit of the Program at the preceding Valuation Date converted from US dollars to the Specified Currency at the Exchange Rate as of the preceding Valuation Date.
$\%IR_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

The Index Value is calculated weekly but will be available on a daily basis upon request by a Noteholder. For the purposes of payment at Maturity, the Index Value will be calculated as of the Maturity Date.

The Program Manager will be the Calculation Agent with regard to the Notes. The Calculation Agent will be solely responsible for the determination and calculation of the NAV per Unit, the Index Value and the amount payable at Maturity and any other determinations and calculations with respect to any distributions in connection with the Notes, as well as for determining whether a Market Disruption Event (as defined hereinafter) has occurred and for making certain other determinations with regard to the Notes. All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the Noteholders. Since the Program Manager and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Noteholders, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the NAV per Unit, the Index Value and the amount payable at Maturity, whether a Market Disruption Event has occurred, and certain other determinations with regard to the assets of the Program. The Calculation Agent is obligated to carry out its duties and functions in good faith and using its reasonable judgment.

If the Calculation Agent determines that a Market Disruption Event in respect of the assets of the Program has occurred and is continuing on the Maturity Date or the Redemption Date, then the amount payable on the Notes at such date will be calculated on the basis that such date will be postponed to the next Business Day on which there is no Market Disruption Event in effect in respect of such assets of the Program. However, if on the fifth Business Day following the date originally scheduled for the calculation of the Index Value, such Market Disruption Event is still in effect: (a) such fifth Business Day shall be the date of calculation of the Index Value; and (b) the NAV per Unit used for determining the amount payable on the Notes at maturity will be a level estimated by the Calculation Agent as at such date taking into account all relevant market circumstances.

"Market Disruption Event" means the means, in respect of the assets of the Program, any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Calculation Agent or any person that does not deal at arm's length with the Calculation Agent which has or will have a material adverse effect on the ability of equity dealers generally to place, maintain or modify hedges of positions in respect of such assets of the Program. A Market Disruption Event may include, without limitation, any of the following events:

(i) any suspension of or limitation on trading (by reason of movements in price exceeding permitted limits, or otherwise) (i) on an applicable exchange or exchanges in stocks that in aggregate comprise 20% or more of the assets of the Program, or (ii) on any applicable related market in futures or options on such index, where such suspension or limitation occurs or exists during the one-half hour period prior to the scheduled close of regular trading on the applicable exchange or related market and where, in the determination of the Calculation Agent, such suspension or limitation is material;

(ii) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority which would make it unlawful or impracticable for the Bank to perform its obligations under the Notes or for equity dealers generally to place, maintain or modify hedges of positions in respect of the assets of the Program;

(iii) the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the U.S., Japan or any other country, or any political subdivision thereof which has a material adverse effect on the financial markets of Canada, the U.S. or Japan; or

(iv) any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the ability of the Bank to perform its obligations under the Notes or of equity dealers generally to place, maintain or modify hedges of positions with respect to the assets of the Program or a material adverse effect on the Canadian or the U.S. economy or the trading of securities generally on any applicable exchange or related market.

For the purposes of determining whether a Market Disruption Event in respect of the assets of the Program has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of an exchange or related market, (2) a "suspension of or limitation on trading" on any exchange or related market will not include any time when such exchange or related market itself is closed for trading under ordinary circumstances, and (3) if trading in a security included in the assets of the Program is materially suspended or materially limited, then the relevant percentage contribution of that security to the level of the assets of the Program shall be based on a comparison of (i) the portion of the level of such assets of the Program attributable to that security relative to (ii) the overall level of assets of the Program, in each case immediately before that suspension or limitation.

Percentage of Index Reduction

The Index Value will be reduced by a percentage per annum representing the Management Fee and the Service Fee at the end of every Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee, as described under "The Program – Fees Assumed by Noteholders".

Redemption by Noteholders

Noteholders will have the option to request the redemption of their Notes on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) (an "Eligible Redemption Date") for a price per Note in the Specified Currency equal to the Index Value at 4:15 p.m. (Eastern time) on that day, minus 1%, by following the procedure set out below.

Each registered holder of a Note will have the right, by notice, to request the redemption of such registered holder's Notes in whole or in part as described below. A Noteholder who desires to exercise its redemption option must do so by causing a CDS Participant to deliver to CDS (at its office in the City of Montreal, Québec or Toronto, Ontario) on behalf of the Noteholder a written notice of the Noteholder's intention to redeem its Notes (the "Redemption Notice"), no later than 4:15 p.m. (Eastern time) on the relevant Eligible Redemption Date. A Noteholder who desires to redeem Notes should ensure that the CDS Participant is provided with his or her Redemption Notice sufficiently in advance of the Eligible Redemption Date so as to permit the CDS Participant to deliver a notice to CDS by the required time. By causing a CDS Participant to deliver to CDS a Noteholder's Redemption Notice, the Noteholder shall be deemed to have irrevocably surrendered his or her Notes for redemption and appointed such CDS Participant to act as his or her exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise. Any Redemption Notice that CDS determines to be incomplete, not in proper form or not duly executed shall, for all purposes, be void and of no effect, and the redemption privilege to which it relates shall be considered, for all purposes, not to have been exercised thereby. A failure by a CDS Participant to exercise redemption privileges or to give effect to the settlement thereof in accordance with a Noteholder's instructions will not give rise to any obligations or liability on the part of the Bank or CDS to the CDS Participant or the Noteholder. If the Redemption Notice is received after 4:15 p.m. (eastern time) on the Eligible Redemption Date, the Redemption Date will be the following Redemption Date.

If a Redemption Notice is properly delivered, the Bank will be required, on the Redemption Date, to redeem such Notes for a redemption price per Note that will be equal to the Index Value on the Redemption Date minus 1%. The redemption price shall be paid to the registered holder no later than the fifth Business Day following the Redemption Date.

As indicated under "Subscriptions, Registrations and Transfers", CDS or its nominee will be the only registered holder of Notes and, except in the limited circumstances described under that heading, no person other than CDS will be entitled to receive any Note or other instrument evidencing Notes.

Reimbursement Under Special Circumstances

Unless there is a Reimbursement Under Special Circumstances, the Notes may not be redeemed at the option of the Bank prior to the Maturity Date. In the event of a Reimbursement Under Special Circumstances, all of the outstanding Notes of any series may be redeemed, at the option of the Bank, upon 30 days' prior notice furnished in writing by the Bank in the manner set forth under subheading "Notice to Noteholders".

In the event of a Reimbursement Under Special Circumstances for which the Bank has opted to reimburse the Notes of any series, the Bank will set a date for the reimbursement of the Notes (the "Special Reimbursement Date"). A Noteholder of record on such date shall be entitled to receive from the Bank an amount per Note in the Specified Currency equal to the Index Value at 4:15 p.m. (Eastern time) on that day. The Bank will make available to Noteholders, no later than 4:15 p.m. (Eastern time) on the fifth Business Day following the Special Reimbursement Date, the amount payable pursuant to such redemption, through CDS or its nominee.

Rank

The Notes will constitute direct unsecured obligations of the Bank. The Notes will be issued on an unsubordinated basis and will rank pari passu as among themselves and will be payable rateably without any preference or priority. **The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.***

Market for the Notes

There is currently no market for the Notes, and there can be no assurance that a market will develop. If a market develops, there can be no assurance that it will be liquid. The Agent has agreed with the Bank that they will use its reasonable efforts to assist investors to locate potential buyers if they wish to sell their Notes. The Bank may at its discretion apply to list the Notes on a recognized Canadian exchange.

Notices to Noteholders

All notices to the Noteholders regarding the Notes will be validly given if (i) given through CDS to CDS Participants, and (ii) published once in an important French language Canadian newspaper and in the national edition of an important English language Canadian newspaper. The Bank will give notice as aforesaid to the Noteholders of any material change or material fact relating to the Notes.

Modifications of the Notes

The global certificate of a series of Notes may be amended without the consent of the Noteholders by agreement between the Bank and the Agent if, in the reasonable opinion of the Bank and the Agent, the amendment would not materially and adversely affect the interests of the Noteholders. In other cases, the global certificate may be amended if the amendment is approved by a resolution passed by the favourable votes of the Noteholders of not less than 66 2/3% of the Notes of the relevant series outstanding represented at a meeting convened for the purposes of considering the resolution, or by written resolution signed by Noteholders of not less than 66 2/3% of the Notes. Quorum for a meeting shall be reached if Noteholders of 10% or more of the Notes of the relevant series outstanding are present at the meeting. Each Noteholder is entitled to one vote per Note held by such Noteholder for the purposes of voting at meetings. The Notes do not carry the right to vote in any other circumstances.

RISK FACTORS

Investment in the Notes is subject to certain risk factors. Prior to making an investment decision, investors should carefully consider the risks associated with acquiring and holding Notes, including the following factors:

Suitability for Investment

An investment in Notes is speculative in nature and is suitable only for certain investors who have specific investment objectives. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of these investments in light of his or her investment objectives and the information set out in this prospectus.

Capital Recovery at Maturity could be Less than the Initial Investment

The value of a Note, and the amount per Note to be received by a Noteholder at Maturity or upon redemption will fluctuate with the Index Value and may be less than the Principal Amount of such Notes depending on the performance of the Program. There can be no assurance that the Program will generate positive returns over such period.

Credit Risk

Because the obligation to make payments to holders of the Notes is an obligation of the Bank, the likelihood that such holders will receive the payments owing to them in connection with the Notes will be dependent upon the financial health and creditworthiness of the Bank.

No Recourse to Program Assets

The obligation to make payments to holders of the Notes in accordance with the terms thereof is an obligation of the Bank. Noteholders will not have and the Notes will not represent any proprietary interest whatsoever in the assets acquired or held as part of the Program. Accordingly, Noteholders will have no recourse whatsoever to the assets of the Program to satisfy amounts owing to them under the Notes, nor will they be entitled in any way to influence the management of the Program or the Trading Advisors.

Early Redemption

The amount of the redemption price to be paid to an investor who desires to redeem any Notes prior to Maturity will depend entirely on the relative Index Values calculated at the appropriate times as described under "Redemption by Noteholder". If an investor in Notes elects to exercise the redemption privilege rather than to hold the Notes to Maturity, the investor could receive an amount significantly less than the Principal Amount of its Notes. In addition, in the case of redemptions, investors will be subject to a 1% redemption penalty.

Non-Conventional Indebtedness

The Notes are not conventional indebtedness in that they do not provide investors with a defined income stream or a return that could be calculated by reference to a fixed or floating rate of interest that is determinable in advance. Investors in Notes will not have an opportunity to reinvest any income generated by their investments prior to Maturity, nor will they be able, prior to Maturity, to determine the return, if any, that they will receive on their Notes.

Calculation of Index Value

The Program Manager will be solely responsible for computing, on a daily basis, the NAV of the Program and the NAV per Unit, as well as determining the Index Value from time to time. The Program Manager may retain the services of third parties to make these calculations. An independent auditor will be retained on behalf of Investors to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. However, a calculation error may be made by the Program Manager in the

calculation of the NAV per Unit and the Index Value and therefore affect the price at which a Noteholder could have purchased or sold its Notes.

Exchange Rates

The NAV of the Program will be calculated in US dollars. The assets of the Program may be invested and held in other currencies. Accordingly, the NAV will be affected by fluctuations in the value of the US dollar against such other currencies in which the assets of the Program are invested or held. The return to Noteholders will also be affected by fluctuations in the value of the Canadian dollar and, if different from the Canadian dollar, the Specified Currency (other than the US dollar) in which the Notes are denominated against the US dollar.

Commodity Futures Trading

The performance of the Program will be subject to risks associated with trading in contracts, and therefore the return, if any, to be realized by investors will be affected by such risks. Generally, futures trading is speculative, subject to leverage and volatility. At times, trading in the contracts may be illiquid and may be adversely affected by exchange regulations such as speculative position limits. Also, trading in certain types of contracts, such as interbank foreign exchange contracts, may be subject to the additional risk of counterparty default, absence of regulation and illiquidity due to an absence of secondary trading. Risks associated with options on commodity and financial futures contracts and with the contracts themselves will differ from the risks associated with the underlying assets. The Program will also be subject to the risk of failure of any of the exchanges on which its Trading Advisors trade, or of their clearing houses, if any.

Existence of Speculative Position Limits

The Commodity Futures Trading Commission (the "CFTC") and U.S. commodity exchanges have established limits referred to as "speculative position limits", or "position limits", on the maximum net long or net short positions which any person or group of persons may own, hold, or control in particular exchange-traded futures and option contracts. Insofar as such limits do exist, CFTC regulations require that all commodities interest accounts owned, held, managed, and controlled by the Trading Advisor and its principals and affiliates be aggregated for position limit purposes. Some Trading Advisors and their principals may trade for their own proprietary accounts and manage other funds and accounts. In addition, Trading Advisors currently manage other funds and accounts, and intend to manage and act as trading advisor for additional funds and accounts in the future. These position limits may operate to limit the transactions effected for the Program by the Trading Advisors.

Trading by Trading Advisors

While the Program management will have to evaluate the performance record of each Trading Advisor and determine which Trading Advisors are suitable for the Program's trading polices and investment objectives, past performance of any Trading Advisors will not necessarily be indicative of future results. Furthermore, each Trading Advisor will have exclusive responsibility for making trading decisions with respect to the portion of the funds of the Program allocated to it. There can be no assurance that the respective trading systems and strategies utilized by the Trading Advisors will prove successful under all or any market conditions.

Dependence on Key Personnel

The Program Manager will depend, to a great extent, on the services of a limited number of individuals for the provision of investment management services to the Program. The loss of such individuals for any reason may have an impact on the Program's return.

No Identification of Trading Advisors

The identity of Trading Advisors and their individual performance records will not be made available to prospective investors. Since this information will not be made available, investors are relying solely on the

ability of the Program Manager to select Trading Advisors in making a decision whether or not to invest in the Notes.

Performance-Based Fees

Many Trading Advisors will receive performance-based fees. It is possible that a Trading Advisor will earn a performance-based fee while the Index Value has decreased. Furthermore, some Trading Advisors charging such fees may not utilize a benchmark or, similarly, a loss carry forward provision. If a Trading Advisor is replaced, the new trading advisor will earn performance-based fees from its allocated assets and all possibility to recoup prior losses will then be lost. The performance-based fees with Trading Advisors may create an incentive for the Trading Advisor to engage in investment strategies and to make investments that are more speculative and riskier than would be the case in the absence of such performance-based fees. Currently, the Program pays base fees averaging 1% of the allocated assets and performance fees of around 20% based on net realized and unrealized profit. There is no guarantee that in the future the level of the based fees and performance fees will not increase.

Market, Strategy and Management Risks

The Program's performance will be subject to three broad categories of risks: market, strategy and management risks. Market risk is inherent in any investment or trading strategy. In the case of the Program, this risk will be on a Trading Advisor by Trading Advisor basis, and could be significant and exacerbated by the high degree of leverage at which Trading Advisors may trade. Strategy specific losses can result from excessive concentration by multiple Trading Advisors in the same investment approach or general economic events that adversely affect particular strategies. There is a possibility that strategies employed will evolve over time, and perhaps change materially, in ways which it would be difficult for the Program Manager to follow. It is, in any event, difficult, if not impossible, for the Program Manager to be aware of whether there have been material changes in a Trading Advisor's strategy. As these strategies are confidential and proprietary, it is possible that the Program Manager will not be able to identify a discrepancy in trading or investment patterns.

Management risk is a common problem for multi-manager strategies. The Program Manager will generally have no immediate control over the Trading Advisors' trading. Unusual problems such as fraud or self-dealing by Trading Advisors may also arise. However, the Bank will indemnify the investors by making appropriate adjustment to the Index Value in case of fraud by a Trading Advisor.

General Economic Conditions

The success of any investment activity is affected by general economic conditions that affect the level and volatility of prices as well as the liquidity of the markets. The prices of many securities and derivative instruments are highly volatile. The price movements of the instruments that Trading Advisors will acquire or sell short will be influenced by, among other things, interest rates, changing supply and demand relationships, the trade, fiscal, monetary and exchange control programs and policies of governments, and domestic and international political and economic events. Unexpected changes (in either direction) in the volatility or liquidity of the markets in which Trading Advisors hold positions could cause significant losses. The profitability of a significant portion of the Program will depend upon the Trading Advisors' correct assessments of future price movements in the assets underlying its strategy. There can be no assurance that Trading Advisors will be able to accurately predict these price movements, even during market periods which are favourable to most other managers.

General Investment and Trading Risks

All securities, commodities, derivatives and other investments are subject to a risk of capital loss. The Program Manager believes that its risk management practices and research techniques should moderate this risk through a careful selection of Trading Advisors and management strategies. No guarantee or representation is made that the Program Manager (or any Trading Advisors retained by the Program Manager) investment program will be successful. The Program may utilize investment techniques such as

trading options and derivatives, limited diversification, margin transactions, short sales and forward contracts, which practices can, in certain circumstances, increase the adverse impact to which the Program may be subject.

While the Program does not currently intend to do so, the Program may invest in securities, private claims and obligations of domestic and foreign entities which are experiencing significant financial or business difficulties, such as loans, commercial paper, loan participations, trade claims held by trade or other creditors, partnership interests or similar financial instruments, executory contracts or options or participations therein not publicly-traded, which may result in significant returns to the Program but which involve a substantial degree of risk of loss. The Program may lose a substantial portion or all of its investment in such an entity or may be required to accept cash or securities with a value less than the Program's investment. Among the risks inherent in investments in entities experiencing significant financial or business difficulties is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by laws relating to, among other things, fraudulent conveyances, voidable preferences lender liability and a bankruptcy court's discretionary power to disallow, subordinate or disenfranchise particular claims. The market prices of such instruments are also subject to abrupt and erratic market movements and above average price volatility, and the spread between the bid and ask prices of such instruments may be greater than normally expected. In addition, such instruments may contain restrictions on transfer or otherwise have limited liquidity.

While the Program does not currently intend to do so, the Program may invest in unregistered securities of publicly-held companies and in privately-held companies. Such investments may require a significant amount of time from the date of initial investment before disposition. Some portfolio companies may have the need for additional capital to support expansion or to achieve or maintain a competitive position, and there is no assurance that such capital will be available, particularly for private companies.

The Program may invest in bonds or other fixed income securities, including without limitation, commercial paper and "higher yielding" debt securities (and, therefore, higher risk). Such securities may be below "investment grade" and face ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the issuer's inability to meet timely interest and principal payments. The market values of certain of these lower rated debt securities tend to reflect individual corporate developments than do higher rated securities, which react primarily to fluctuations in the general level of interests rates, and tend to be more sensitive to economic conditions. It is likely that a major economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal or pay interest thereon and therefore increase the incidence of default for such securities.

The Trading Advisor will attempt to assess the foregoing risk factors and others in determining the extent of the positions it will take in the relevant securities and the prices it is willing to pay for such securities. However, such risks cannot be eliminated, and hedging may not be successful.

Risk Arbitrage Trading in Securities

The Program Manager may retain Trading Advisors who invest in securities risk arbitrage transactions which are inherently volatile. Therefore, the short-term performance of the Program's securities investments could fluctuate significantly.

The price offered for securities of a company in a tender offer, merger, or other acquisition transaction will generally be at a significant premium above the market price of the securities prior to such transaction. The announcement of such a transaction generally will cause the market price of the securities to begin rising. Trading Advisors may purchase such securities after the announcement of the transaction at a price that is higher than the pre-announcement market price, but which is lower than the price at which the Trading Advisors expect the proposed transaction to be consummated. If the proposed transaction is not consummated, the value of such securities purchased by the Trading Advisors may decline significantly. It

also is possible that the difference between the price paid by the Trading Advisors for securities and the amount anticipated to be received upon consummation of the proposed transaction may be very small. In addition, where the Trading Advisors have sold short the securities they anticipate receiving in an exchange offer or merger, the Trading Advisors may be forced to cover their short position in the market at a higher price than their short sale, with a resulting loss. If the Trading Advisors have sold short securities which are the subject of a proposed exchange offer, merger, or tender offer and the proposed transaction is consummated, the Trading Advisors also may be forced to cover their short position at a loss.

In certain proposed takeovers, a Trading Advisor may determine that the price offered for the relevant securities is likely to be increased, either by the original bidder or by a competing offeror. In such circumstances, the Trading Advisor may purchase securities at a market price that is above the offer price, incurring the additional risk that the offer price will not be increased or that the offer will be withdrawn. If no transaction is ultimately consummated, a substantial loss may occur. The consummation of a merger, tender offer, or exchange offer can be prevented or delayed or the terms may be changed by a variety of factors, including specific efforts by the offeror or offeree, market conditions, or governmental regulations.

In addition to engaging in securities arbitrage activity, a Trading Advisor may invest and trade in the securities of companies that it believes are undervalued or which may become the target of a takeover or other transaction. If the anticipated transaction in fact does not occur or if the securities do not increase in value as anticipated, the Trading Advisor may sell them at no gain or at a loss.

Repurchase, Reverse Repurchase and Securities Lending Transaction

A Trading Advisor may engage in repurchase, reverse repurchase and securities lending agreements as part of its cash management and trading strategies, and also will engage in such transactions as a method of financing certain securities positions. In the event of the insolvency of or default or delay by the transferee of securities in a repurchase or securities lending agreement, the Trading Advisor, as transferor, runs the risk that the transferee may not re-deliver the securities when required. In the event of the insolvency of or default or delay by a transferor of securities in a reverse repurchase or securities lending agreement, the Trading Advisor, as transferee, could experience both delays in liquidating the underlying securities and losses, including a possible decline in the value of the securities collateral during the period while the Trading Advisor seeks to enforce its rights thereto, or possible subnormal levels of income and lack of access to income during this period, and potential unanticipated expenses of enforcing its rights. In addition, repurchase, reverse repurchase and securities lending agreements are utilized by the Trading Advisor to leverage its trading strategies and, as a result, may result in substantial losses.

FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Bank and to the Agent, the following is a fair summary of the principal income tax consequences under the laws of Canada generally applicable to a Noteholder who, at all relevant times, for purposes of the Act, is a resident of Canada, deals at arm's length with the Bank, and acquires and holds the Notes as capital property. Notes acquired by certain "financial institutions" (as defined in the Act) will generally not be held as capital property by such Noteholders and will be subject to special "mark-to-market" rules. This summary does not take into account these mark-to market rules and taxpayers to whom these rules may be relevant should consult their own tax advisors.

This summary is based upon the current provisions of the Act and the regulations thereunder, all specific proposals to amend the Act or the regulations publicly announced by the federal Minister of Finance prior to the date hereof (the "Amendments") and counsel's understanding of certain published administrative practices and policies of the Canada Customs and Revenue Agency (the "CCRA"). No assurances can be given that the Amendments will be enacted as announced. Except for the Amendments, this summary does not take into account or anticipate any changes in the law, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada.

This summary is not intended to constitute, nor should it be relied upon as, tax advice to any particular Noteholder. While it is a question of fact, generally the Notes will be regarded as capital property to a Noteholder who acquires and holds Notes as investments (and in particular not as inventory held in the course of a business carried on by a Noteholder for purposes of the Act or as an adventure in the nature of trade). A Noteholder who is an individual and neither a trader nor dealer in securities nor a non-resident and who is uncertain that the Notes constitute capital property for him may consider making a one time election to treat the Notes, and all other Canadian securities, as defined in the Act, owned by him in that or subsequent taxation years, as capital property. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Notes primarily in view of obtaining a tax benefit. **Noteholders should consult their own tax advisors as to the overall consequences of their ownership of Notes.**

Federal Income Tax Considerations

The amount of the excess of the payment at a Redemption Date or at Maturity over the Principal Amount of a Note that is payable to a Noteholder, if any, can be ascertained and the right to it arises only at a Redemption Date or at Maturity. The amount of such excess, if any, will be included in the Noteholder's income, as interest, when a Note is redeemed or Maturity is reached. For greater clarity, the reference to Redemption Date in this section also includes the Special Reimbursement Date which may occur upon a Reimbursement Under Special Circumstances.

On a disposition of a Note resulting from the payment by the Bank on a Redemption Date or at Maturity, a Noteholder will realize a capital gain (or a capital loss) to the extent that a payment received at such time, less the amount, if any, required to be included in the Noteholder's income in the year of such a disposition as interest, exceeds (or is less than) the Noteholder's adjusted cost base of the Note.

The CCRA has not expressed any opinion as to whether amounts received or deemed to be received by a holder on a disposition or deemed disposition of a Note, other than a disposition resulting from a payment by the Bank, will be considered as a capital gain (or a capital loss), or as income (or ordinary loss). Generally, a Noteholder should realize a capital gain (or capital loss) on a disposition of a Note, other than a disposition resulting from a payment by the Bank on a Redemption Date or at Maturity, equal to the amount by which the proceeds of disposition net of any reasonable costs of disposition exceed (or are exceeded by) the adjusted cost base of the Note to the Noteholder. **However, Noteholders who dispose of a Note otherwise than upon a Reimbursement Under Special Circumstances, or who dispose of a Note within a short period of time before Maturity should consult their own tax advisor with respect to their particular circumstances.**

One half of any capital gain constitute a taxable capital gain which must be included in the holder's income and one half of any capital loss constitute an allowable capital loss, which is deductible against taxable capital gains, subject to and in accordance with the provisions of the Act. The Notes are denominated in Specified Currencies. For the purposes of computing a gain or loss, in general, a Noteholder's cost of such Note or proceeds of disposition is the Canadian dollar equivalent of the purchase price or amount received on disposition of the Note computed at the rate of exchange prevailing on the date of purchase or disposition, respectively. Noteholders may realize a capital gain or loss if there is a change in the Canadian dollar/Specified Currency exchange rate between the date of purchase and the date of disposition of Notes and, in the case of an individual Noteholder, to the extent such gain or loss exceeds $200. A holder that is a Canadian-controlled private corporation may be subject to a refundable tax of $6^2/_3$% on investment income, including taxable capital gains. This tax, together with a corporation's "refundable dividend tax on hand", will be refunded when the corporation pays taxable dividends at the rate of $1 for every $3 of dividends paid.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, National Bank Financial Inc. (the "Agent") is authorized, as agent of the Bank, to offer for sale in all provinces of Canada, subject to the terms and conditions contained in the Agency Agreement, a maximum of $500,000,000 Principal Amount of Notes (or the equivalent in Specified Currencies), including Notes already issued, issuable in series, at a price per Note in a Specified Currency equal to the Index Value at the Closing Date, plus a maximum of 3%. Notes must be purchased by investors in an integral number.

The continuing obligations of the Agent under the Agency Agreement may be terminated at its discretion on the basis of its assessment of the state of the financial markets and may also be terminated upon the occurrence of certain other stated events. The Agent is authorized to form a selling group for the distribution of the Notes.

A fee of 1% of the subscription amount of the Notes will be paid to the Agent upon the closing of each issue of Notes. A fee to be negotiated between the Noteholder and the Investment Advisor up to a maximum of 2% of the Index Value will be payable by the Noteholder. All fees payable to the Agent will be paid on account of services rendered in connection with the offering of Notes and deducted from the subscription amount. The specific fees payable will be set forth in the relevant prospectus supplement.

A nominative global certificate for each series of Notes to be issued to investors will be issued in registered form to CDS and will be deposited with CDS on the Closing Date. Subject to certain exceptions, certificates evidencing the Notes will not be available to Noteholders under any circumstances and registration of interests in and transfer of Notes will be made only through the BBS of CDS. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".

The Agent is an wholly-owned subsidiary of the Bank. The decision to offer the Notes and the terms of this offering were negotiated at arm's length between the Bank and the Agent. The Agent will not receive any benefit in connection with this offering other than the fee payable to the Agent.

USE OF PROCEEDS

The net proceeds of the offering, after payment of the expenses of the offering, will be used for general banking purposes of the Bank.

LEGAL MATTERS

Legal matters in connection with the issue and sale of the Notes will be passed upon, on behalf of the Bank and the Agent, by Fasken Martineau DuMoulin LLP. The partners and associates of Fasken Martineau DuMoulin LLP, as a group, beneficially own, directly or indirectly, less than one percent of any securities of the Bank or its affiliates.

TRANSFER AGENT AND REGISTRAR

National Bank Trust Inc., a wholly-owned subsidiary of the Bank, at its principal transfer offices in Montréal, will be the Transfer Agent and Registrar for the Notes.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE BANK

Dated: April 14, 2003

The foregoing together with the documents incorporated herein by reference, as of the date of each supplement hereto, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form shelf prospectus and such supplement as required by the *Bank Act* (Canada) and the regulation thereunder and the shelf securities laws of all provinces of Canada. For the purposes of the *Securities Act* (Québec), this short form shelf prospectus and such supplement, as supplemented by the permanent information record, as of the date of each supplement, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) Réal Raymond
President and Chief Executive Officer

(signed) Jean Turmel
President, Financial Markets,
Treasury and Investment Bank
(as Chief Financial Officer)

On behalf of the Board of Directors

(signed) François J. Coutu
Director

(signed) Suzanne Leclair
Director

CERTIFICATE OF THE AGENT

Dated: April 14, 2003

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, as of the date of each supplement hereto, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form shelf prospectus and such supplement as required by the *Bank Act* (Canada) and the regulations thereunder and the securities laws of all provinces of Canada. For the purposes of the *Securities Act* (Québec), to our knowledge, this short form shelf prospectus, and such supplement, supplemented by the documents incorporated herein by reference, as of the date of each supplement, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

Per: (signed) Josée Lévesque

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière West, Montreal, Québec, H3B 4L2, telephone (514) 394-6080.

These securities have not been and will not be registered under the Securities Act of 1933, as amended, of the United States of America. Accordingly, these securities may not be offered, sold or delivered in the United States and this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States.

Short Form Prospectus

New Issue January 22, 2003

NATIONAL BANK OF CANADA

$200,000,000

(8,000,000 Shares)

Non-Cumulative Fixed Rate First Preferred Shares Series 15

This prospectus qualifies the distribution of 8,000,000 Non-cumulative Fixed Rate First Preferred Shares Series 15 (the "Preferred Shares Series 15") in the capital of National Bank of Canada (also referred to as the "Bank"). Non-cumulative preferential cash dividends on the Preferred Shares Series 15, if, as and when declared, will be payable quarterly on the fifteenth day of February, May, August and November of each year commencing May 15, 2003. The dividend rate on the Preferred Shares Series 15 for each quarter will be 5.85% per annum. The initial dividend, if, as and when declared, will be payable on May 15, 2003 in the amount of $0.416712 per share, based upon an anticipated closing date of January 31, 2003.

The Preferred Shares Series 15 will not be redeemable prior to May 15, 2008. Subject to obtaining the consent of the Superintendent of Financial Institutions (Canada) (the "Superintendent"), the Bank may, at its option, redeem for cash the Preferred Shares Series 15 on or after May 15, 2008, in whole or in part, at any time, at a price equal to $26.00 per share, if redeemed prior to May 15, 2009, at $25.75 per share, if redeemed during the twelve months prior to May 15, 2010, at $25.50 per share, if redeemed during the twelve months prior to May 15, 2011, at $25.25 per share, if redeemed during the twelve months prior to May 15, 2012, and at $25.00 per share, if redeemed on or after May 15, 2012, in each case together with all declared and unpaid dividends thereon to the date fixed for redemption. See "Details of the Offering".

The Toronto Stock Exchange has conditionally approved the listing of the Preferred Shares Series 15. Listing is subject to the Bank fulfilling all the requirements of The Toronto Stock Exchange on or before April 15, 2003.

In the opinion of counsel, the Preferred Shares Series 15 will qualify for investment under certain statutes as set forth under "Eligibility for Investment".

Price: $25.00 per share to yield 5.85%

National Bank Financial Inc., RBC Capital Markets Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc. and Trilon Securities Corporation (collectively the "Underwriters") as principals, conditionally offer 8,000,000 Preferred Shares Series 15, subject to prior sale, if, as and when issued by the Bank and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Bank by McCarthy Tetrault LLP, and on our behalf by Desjardins Ducharme Stein Monast, a general partnership. **National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. The Bank is a related and connected issuer of National Bank Financial Inc. under applicable securities legislation by virtue of the Bank's indirect ownership of National Bank Financial Inc. RBC Capital Markets Inc. is an independent underwriter and is not related or connected to the Bank or to National Bank Financial Inc. and has acted as underwriter in connection with this offering of Preferred Shares Series 15 and, in that capacity, has participated with all other Underwriters in due diligence meetings relating to this prospectus with the Bank and its representatives, has reviewed this prospectus and has had an opportunity to propose such changes to this prospectus as it considered appropriate and has participated, together with the other Underwriters in establishing the terms of the Preferred Shares Series 15 and the price at which the Preferred Shares Series 15 will be sold to purchasers by the Bank. See "Plan of Distribution".**

	Price to public	Underwriters' fee(1)	Net proceeds to the Bank(2)
Per share	$25.00	$0.75	$24.25
Total	$200,000,000	$6,000,000	$194,000,000

(1) The Underwriters' fee is $0.25 for each share purchased by certain institutions and $0.75 per share for all other shares. The total represents the Underwriters' fee and net proceeds assuming no Preferred Shares Series 15 are purchased by such institutions.

(2) Before deducting expenses of the issue payable by the Bank estimated at $250,000.

Subscriptions for the Preferred Shares Series 15 will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering should take place on or about January 31, 2003 or such later date as the Bank and the Underwriters may agree upon, but in any event, not later than February 28, 2003. A book-entry only certificate representing the Preferred Shares Series 15 distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on closing of this offering. A purchaser of Preferred Shares Series 15 will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Preferred Shares Series 15 are purchased. No certificate evidencing the Preferred Shares Series 15 will be issued to purchasers, and registration will be made in the depository service of CDS.

Table of Contents

Eligibility for Investment

In the opinion of McCarthy Tétrault LLP, counsel to the Bank, and Desjardins Ducharme Stein Monast, a general partnership, counsel to the Underwriters, the Preferred Shares Series 15 offered hereby, at the date of issue, will be eligible investments, without resort to the so-called "basket provisions", or their purchase will not be prohibited, in each case subject to general investment provisions, and in certain cases subject to prudent investment standards and to additional requirements relating to investment or lending policies or goals, and, in certain cases, the filing of such policies and goals, under or by the following statutes:

(i) *Insurance Companies Act* (Canada);

(ii) *Trust and Loan Companies Act* (Canada);

(iii) *Pension Benefits Standards Act, 1985* (Canada);

(iv) *An Act respecting insurance* (Québec), for an insurer, as defined therein, incorporated under the laws of Québec, other than a guarantee fund;

(v) *An Act respecting trust companies and savings companies* (Québec), for a trust company, as defined therein, which invests its own funds and funds received as deposits and a savings company as defined therein;

(vi) *Supplemental Pension Plans Act* (Québec);

(vii) *Loan and Trust Corporations Act* (Ontario);

(viii) *Pension Benefits Act* (Ontario);

(ix) *Insurance Act* (Alberta);

(x) *Loan and Trust Corporations Act* (Alberta);

(xi) *Employment Pension Plans Act* (Alberta); and

(xii) *Financial Institutions Act* (British Columbia).

In the opinion of such counsel, the Preferred Shares Series 15 offered hereby will, at the date of issue, also be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Documents Incorporated by Reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, National Bank of Canada, National Bank Tower, 600 de la Gauchetière West, Montreal, Quebec H3B 4L2, telephone (514) 394-6080. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Bank at the above-mentioned address and telephone number.

The following documents (which are not specifically listed in the prospectus or any amendment or supplement delivered herewith) which have been filed by the Bank with the Superintendent and the various securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

(a) Annual Information Form as contained in the Bank's Annual Report for the year ended October 31, 2001;

(b) Audited consolidated financial statements for the fiscal year ended October 31, 2001 which include comparative consolidated financial statements for the fiscal year ended October 31, 2000 together with the auditors' report thereon and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2001;

(c) First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2002, which includes Unaudited Interim Consolidated Financial Statements for the quarters ended January 31, 2002 and 2001;

(d) Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2002, which includes Unaudited Interim Consolidated Financial Statements for the quarters ended April 30, 2002 and 2001;

(e) Third Quarterly Report to shareholders of the Bank for the quarter ended July 31, 2002, which includes Unaudited Interim Consolidated Financial Statements for the quarters ended July 31, 2002 and 2001;

(f) Fourth Quarterly Report to shareholders of the Bank for the quarter ended October 31, 2002, which includes Unaudited Interim Consolidated Financial Statements for the quarters ended October 31, 2002 and 2001, contained in a press release dated December 5, 2002;

(g) Material change report dated June 11, 2002 concerning the acquisition of Altamira;

(h) Management Proxy Circular dated January 24, 2002 in connection with the Bank's annual meeting of shareholders held on March 13, 2002, excluding those portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference; and

(i) Press release of the Bank dated October 16, 2002 in connection with National Bank Financial Inc. and OSC Staff submissions in the YBM proceedings.

Any documents of the type referred to in the preceding paragraph and any material change report (excluding confidential material change reports) filed by the Bank with a securities commission or any similar authority in Canada, after the date of this short form prospectus and prior to the termination of the offering, will be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

National Bank of Canada

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Quebec City. The Bank's head office is located at the National Bank's Tower, 600 de La Gauchetiere West, Montreal, Québec H3B 4L2.

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2001 is included in the Annual Report for the year ended October 31, 2001.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Details of the Offering

The following is a summary of the rights, privileges, restrictions and conditions of the first preferred shares of the Bank (the "First Preferred Shares") as a class and of the Preferred Shares Series 15. The Bank will furnish upon request a copy of the text of the provisions attaching to the Preferred Shares Series 15.

Certain Provisions of the First Preferred Shares as a Class

The authorized First Preferred Share capital of the Bank consists of an unlimited number of First Preferred Shares, without par value, which may be issued for a maximum aggregate consideration of $1,000,000,000 or the equivalent thereof in foreign currencies. The Board of Directors of the Bank may by resolution divide any unissued First Preferred Shares into series and fix the number of shares in each series and determine the designation, rights, privileges, restrictions and conditions thereof.

Priority

The First Preferred Shares of each series will rank on a parity with First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares, the Common Shares, and any other shares of the Bank ranking junior to the First Preferred Shares with respect to the payment of dividends and upon any distribution of assets in the event of liquidation, dissolution or winding-up of the Bank.

Restrictions

The Bank will not, without the approval of the holders of the First Preferred Shares, create or issue any shares ranking in priority to or *pari passu* with the First Preferred Shares, nor create or issue any additional series of First Preferred Shares, unless all cumulative dividends have been declared and paid or set aside for payment and all declared and unpaid non-cumulative dividends have been paid or set aside for payment.

Voting Rights

The Board of Directors is empowered to set voting rights for each series. The holders of the First Preferred Shares are not entitled to any voting rights as a class except as provided above or by law or with respect to the right to vote on certain matters as specified under "Approval of the Holders of the First Preferred Shares".

Approval of the Holders of the First Preferred Shares

The provisions with respect to First Preferred Shares will not be deleted or modified except with a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of First Preferred Shares at which a majority of the outstanding First Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

Certain Provisions of the Preferred Shares Series 15 as a Series

Number and Issue Price

The Preferred Shares Series 15 will have an issue price of $25.00 per share.

Dividends

The holders of the Preferred Shares Series 15 will be entitled to receive a quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors, on the 15th day of each of February, May, August and November in each year (the "Dividend Payment Date"), at a quarterly rate equal to $0.365625 per share. The first of such dividends, if declared, will be payable on May 15, 2003 and will be $0.416712 per share, based on the anticipated closing date of January 31, 2003.

The holders of Preferred Shares Series 15 will not be entitled to any dividends other than or in excess of the fixed non-cumulative preferential cash dividends described above.

If the Board of Directors of the Bank in its discretion does not declare and the Bank does not subsequently pay any dividend, or any part thereof, on the Preferred Shares Series 15 on or before the Dividend Payment Date for a particular quarter, then the right of the holders of the Preferred Shares Series 15 to receive such dividend, or any part thereof, for such quarter will be forever extinguished.

See also "Restrictions on Dividends and Retirement of Shares".

Redemption

The Preferred Shares Series 15 may not be redeemed prior to May 15, 2008. Subject to the provisions described below under "Restrictions on Dividends and Retirement of Shares", the Bank may, on not more than 60 and not less than 30 days notice at the Bank's option without the consent of the holders, redeem for cash the Preferred Shares Series 15 on or after May 15, 2008 thereafter in whole or in part, at any time, at a price equal to $26.00 per Preferred Share Series 15, if redeemed prior to May 15, 2009, at $25.75 per Preferred Share Series 15, if redeemed during the twelve months prior to May 15, 2010, at $25.50 per Preferred Share Series 15, if redeemed during the twelve months prior to May 15, 2011, at $25.25 per Preferred Share Series 15, if redeemed during the twelve months prior to May 15, 2012, and at $25.00 per Preferred Share Series 15, if redeemed on or after May 15, 2012, in each case together with the amount of all declared and unpaid dividends thereon to the date fixed for redemption.

If only part of the then outstanding Preferred Shares Series 15 is at any time to be redeemed, the Preferred Shares Series 15 to be redeemed will be selected by lot, pro rata, or in such other manner as the Board of Directors may determine subject to the approval of The Toronto Stock Exchange.

If the Preferred Shares Series 15 are not held in the CDS book-entry only system and if fewer than all the Preferred Shares Series 15 represented by any certificate will be redeemed, a new certificate for the balance will be issued without cost to the holder. Comparable measures will be taken for Preferred Shares Series 15 held in the CDS book-entry only system.

All redemptions of the Preferred Shares Series 15 are subject to the provisions of the *Bank Act* and the consents of the Superintendent and to the provisions described below under "Restrictions on Dividends and Retirement of Shares".

Purchase for Cancellation

Subject to the provisions of the *Bank Act*, the consent of the Superintendent and the provisions described below under "Restrictions on Dividends and Retirement of Shares", the Bank may at any time purchase for cancellation any Preferred Shares Series 15 at the lowest price or prices, at which, in the opinion of the Board of Directors of the Bank, such shares are obtainable. See "*Bank Act* Restrictions".

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Bank, the holders of the Preferred Shares Series 15 will be entitled to receive $25.00 per Preferred Share Series 15, together with all dividends declared and unpaid to and including the date of distribution, before any amount will be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares Series 15. The holders of Preferred Shares Series 15 will not be entitled to share in any further distribution of the assets of the Bank.

Restrictions on Dividends and Retirement of Shares

As long as any of the Preferred Shares Series 15 are outstanding, the Bank will not, without the prior approval of the holders of such Preferred Shares Series 15 given as specified below under "Shareholder Approvals":

(a) declare or pay or set aside for payment any dividends on any shares of any class of shares of the Bank ranking junior to the Preferred Shares Series 15 (other than stock dividends ranking junior to the Preferred Shares Series 15);

(b) call for redemption or redeem, call for purchase or purchase, or otherwise retire or reduce or make any return of capital in respect of shares of any class of shares of the Bank ranking junior to the Preferred Shares Series 15;

(c) call for redemption or redeem, call for purchase or purchase, or otherwise retire or reduce or make any return of capital in respect of part only of the Preferred Shares Series 15; or

(d) call for redemption or redeem, call for purchase or purchase, or otherwise retire or reduce or make any return of capital in respect of any shares of any class of shares of the Bank ranking *pari passu* with the Preferred Shares Series 15, except in satisfaction of an obligation to purchase or obligation in respect of a sinking fund, of a right of retraction or of any other mandatory redemption provision of any given series of any preferred shares,

unless all dividends up to and including the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the First Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative First Preferred Shares (including the Preferred Shares Series 15) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the First Preferred Shares.

Issue of Additional Series of First Preferred Shares

The Bank may issue other series of First Preferred Shares without the authorization of the holders of the Preferred Shares Series 15.

Amendments to Preferred Shares Series 15

The Bank will not without, but may from time to time with, the approval of the holders of the Preferred Shares Series 15 given as specified below under "Shareholder Approvals", delete or vary any rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 15. In addition to the aforementioned approval, the Bank will not without, but may from time to time with, the prior approval of the Superintendent make any such deletion or variation which might affect the classification afforded to the Preferred Shares Series 15 from time to time for capital adequacy requirements pursuant to the *Bank Act* and the Regulations and Guidelines thereunder.

Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 15 may be given by resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of Preferred Shares Series 15 at which a majority of the outstanding Preferred Shares Series 15 is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

In connection with any action to be taken by the Bank which requires the approval of the holders of Preferred Shares Series 15 voting as a series or as part of a class, each such share will entitle the holder thereof to one vote.

Voting Rights

The holders of the Preferred Shares Series 15 as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the rights of such holders to any undeclared dividends have become extinguished as described above under "Dividends".

In that event, the holders of the Preferred Shares Series 15 will be entitled to receive notice of, and to attend, meetings of shareholders at which directors of the Bank are elected and will be entitled to one vote for each share held. The voting rights of the holders of the Preferred Shares Series 15 will forthwith cease upon payment by the Bank of the first quarterly dividend on the Preferred Shares Series 15 to which the holders are entitled subsequent to the time such voting rights first arose. At such time as the rights of such holders to any undeclared dividends on the Preferred Shares Series 15 have again become extinguished, such voting rights will become effective again and so on from time to time.

Tax Election

The Bank will make the necessary election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends paid (or deemed to be paid) by the Bank on the Preferred Shares Series 15.

Depository Services

Book-Entry Only Form

Except as otherwise provided below, the Preferred Shares Series 15 will be issued in "book-entry only" form and must be purchased or transferred through participants in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. On the closing date, the Bank will cause a global certificate representing the Preferred Shares Series 15 to be delivered to, and registered in the name of, CDS. Except as described below, no beneficial owner of Preferred Shares Series 15 will be entitled to a certificate or other instrument from the Bank or CDS evidencing that beneficial owner's ownership thereof, and no beneficial owner will be shown on the records maintained by CDS except through a book-entry account of a participant acting on behalf of such beneficial owner. Each beneficial owner of Preferred Shares Series 15 will receive a customer confirmation of purchase from the registered dealer from which the Preferred Shares Series 15 are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

CDS will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Preferred Shares Series 15. If (i) required to do so by applicable law or the rules of any securities exchange, (ii) the book-entry only system ceases to exist, (iii) the Bank determines that CDS is no longer willing or able to discharge properly the responsibilities as depository with respect to the Preferred Shares Series 15 and the Bank is unable to locate a qualified successor, or (iv) the Bank at its option elects, or is required by law, to withdraw the Preferred Shares Series 15 from the book-entry only system, then physical certificates representing the Preferred Shares Series 15 will be issued to beneficial owners thereof or their nominees.

Neither of the Bank nor the Underwriters will assume any liability for (i) any aspect of the records relating to the beneficial ownership of the Preferred Shares Series 15 held by CDS or the payments or deliveries relating thereto, (ii) maintaining, supervising or reviewing any records relating to the Preferred Shares Series 15 unless certificated, or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of participants. The rules governing CDS provide that it acts as the agent and depository for the participants. As a result, participants must look solely to CDS, and persons other than participants having an interest in Preferred Shares Series 15 must look solely to participants, for payments or deliveries made by or on behalf of the Bank to CDS in respect of Preferred Shares Series 15.

Transfers

Transfers of ownership of Preferred Shares Series 15 will be effected only through records maintained by CDS for such Preferred Shares Series 15 with respect to interests of participants and on the records of participants with respect to interests of persons other than participants. Beneficial owners of Preferred Shares Series 15 who are not participants, but who desire to purchase, sell or otherwise transfer ownership of, or other interests in, the Preferred Shares Series 15, may do so only through participants. The ability of a beneficial owner to pledge Preferred Shares Series 15 or otherwise take action with respect to such beneficial owner's interest in Preferred Shares Series 15 (other than through a participant) may be limited due to the lack of a physical certificate.

Manner of Effecting Redemption

A redemption of Preferred Shares Series 15 will be effected through records maintained by CDS with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants.

Payment of Dividends and Other Amounts

As long as CDS is the registered holder of the Preferred Shares Series 15, CDS will be considered the sole owner of the Preferred Shares Series 15 for the purposes of receiving payments on the Preferred Shares Series 15. As such, payment of dividends and other amounts in respect of the Preferred Shares Series 15 will be made by the Bank to CDS.

The Bank expects that CDS, upon receipt of any payment in respect of the Preferred Shares Series 15, will credit the participants' accounts, on the date an amount is payable, with payments in amounts proportionate to the number of Preferred Shares Series 15 held by such participants as shown on the records of CDS. The Bank also expects that payments by the participants to the owners of beneficial interests in such Preferred Shares Series 15 held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants. The responsibility and liability of the Bank in respect of the Preferred Shares Series 15 issued in book-entry form are limited to making payment of any amount due on such Preferred Shares Series 15 to CDS.

Bank Act Restrictions

Under the *Bank Act*, the Bank, with the prior consent of the Superintendent, may redeem or purchase any of its shares, including the Preferred Shares Series 15, unless there are reasonable grounds for believing that the Bank is, or the redemption or purchase would cause the Bank to be, in contravention of any regulation made under the *Bank Act* respecting the maintenance by banks of adequate capital and adequate and appropriate forms of liquidity, or any direction to the Bank made by the Superintendent pursuant to Subsection 485(3) of the *Bank Act* regarding its capital or its liquidity. No such direction to the Bank has been made to date.

The Bank is prohibited under the *Bank Act* from paying or declaring a dividend if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of any regulation made under the *Bank Act* respecting the maintenance by banks of adequate capital and adequate or appropriate forms of liquidity, or any direction to the Bank made by the Superintendent pursuant to Subsection 485(3) of the *Bank Act* regarding its capital or its liquidity. As at the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares Series 15. Further, no such direction to the Bank has been made to date.

The Bank is also prohibited under Subsection 79(5) of the *Bank Act* from paying or declaring a dividend in any financial year without the approval of the Superintendent, if, on the day the dividend is declared, the total of all dividends declared by the Bank in that year would exceed the aggregate of the Bank's net income up to that day in that year and of its retained net income for the preceding two financial years. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares Series 15.

Restraints on Bank Shares under the *Bank Act*

The *Bank Act* contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. By way of summary, no person is permitted to have a significant interest in any class of shares of a Schedule I bank, including the Bank. For purposes of the *Bank Act*, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of that class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the *Bank Act*) exceeds 10% of all of the outstanding shares of that class of shares of the bank.

In addition, these restrictions do not permit Schedule I banks, including the Bank, to issue or transfer shares of any class to Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty in either of those rights, or to the government of a foreign country or any political subdivision, agent or agency of a foreign country.

The *Bank Act* prohibits any person from exercising voting rights attached to shares beneficially owned by Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty in either of those rights, or by the government of a foreign country or any political subdivision, agent or agency of a foreign country.

Purchasers of the Preferred Shares Series 15 may be required to furnish declarations relative to ownership in a form prescribed by the Bank.

Common Shares

The holders of Common Shares are entitled to vote at all meetings of the shareholders of the Bank except where only the holders of a specified class of shares are entitled to vote.

After the payment to the holders of the First Preferred Shares of the amount or amounts to which they may be entitled, the holders of the Common Shares shall be entitled to receive the remaining property of the Bank upon dissolution.

Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, counsel to the Bank and Desjardins Ducharme Stein Monast, a general partnership, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Preferred Shares Series 15 acquired pursuant to this prospectus who, within the meaning of the Tax Act, is resident in Canada, deals at arm's length and is not affiliated with the Bank, holds the Preferred Shares Series 15, as the case may be, as capital property and is not exempt from tax under Part I of the Tax Act. This summary does not take into account the ''mark-to-market'' rules contained in the Tax Act which apply to certain financial institutions. Furthermore, the summary does not apply to a ''specified financial institution'' (as defined in the Tax Act) that receives (or is deemed to receive), either alone or together with persons with whom it does not deal at arm's length, in the aggregate dividends in respect of more than 10% of the Preferred Shares Series 15 outstanding at the time a dividend is received.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Consequently, investors are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance prior to the date hereof (the ''Proposals'') and the current administrative practices published by the Canada Customs and Revenue Agency. No assurances can be given that the Proposals will become law as proposed or at all. This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign tax considerations.

Dividends

Dividends (including deemed dividends) received on the Preferred Shares Series 15 by an individual (other than certain trusts) will be included in computing the individual's income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Dividends (including deemed dividends) received on the Preferred Shares Series 15 by a corporation will be included in computing income and generally will be deductible in computing the taxable income of the corporation.

The Preferred Shares Series 15 will be ''taxable preferred shares'' as defined in the Tax Act. The terms of the Preferred Shares Series 15 require the Bank to make the necessary election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends paid (or deemed to be paid) by the Bank on the Preferred Shares Series 15.

A ''private corporation'', as defined in the Tax Act, or any other corporation controlled whether by reason of a beneficial interest in one or more trusts or otherwise by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Preferred Shares Series 15 to the extent such dividends are deductible in computing its taxable income.

Dispositions

A holder who disposes of or is deemed to dispose of the Preferred Shares Series 15 (either on redemption of the shares for cash or otherwise) will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder thereof. In the case of a holder that is a corporation, partnership or trust, the amount of any capital loss otherwise determined may be reduced by the amount of dividends (including deemed dividends) previously received on the shares to the extent and under the circumstances described in the Tax Act.

Generally, one-half of any such capital gain will be included in computing the holder's income as a taxable capital gain and one-half of any such capital loss may be deducted from the holder's net taxable capital gains in accordance with the rules contained in the Tax Act. Capital gains realized by an individual may give rise to a liability for minimum tax.

Canadian controlled private corporations (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on taxable capital gains.

Redemption

If the Bank redeems for cash, cancels or otherwise acquires the Preferred Shares Series 15 other than by a purchase in the manner in which shares are normally purchased by a member of the public in the open market, the holder will be deemed to have received a dividend equal to the amount, if any, paid by the Bank in excess of the paid-up capital of such shares at such time. The difference between the amount paid by the Bank and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the amount so deemed to be a dividend may be treated as proceeds of disposition and not as a dividend.

Share Capital and Subordinated Indebtedness

Certain selected consolidated financial data set forth below has been derived from the Bank's interim consolidated financial statements for the twelve month period ended October 31, 2002 or the Bank's consolidated financial statements and related notes for the year ended October 31, 2001, as applicable. The following table shows the share capital and subordinated indebtedness of the Bank as at the respective dates shown:

	October 31, 2002	October 31, 2001
	(unaudited)	(audited)
	($ millions)	
Subordinated Indebtedness	1,592	1,647
Capital Stock		
Preferred	300[(1)]	492
Common	1,639[(2)]	1,668
Retained Earnings	1,962	1,956

(1) After giving effect to this offering, Capital Stock — Preferred would have amounted to $500 million as at October 31, 2002.

(2) On January 15, 2003, the Bank announced its intention to make a normal course issuer bid on The Toronto Stock Exchange to buy back up to 9,100,000 Common Shares in total during a maximum period of 12 months commencing January 20, 2003 and ending January 19, 2004. The Bank will determine the actual number of Common Shares that it will purchase as well as the timing of any such purchases. The Bank will pay the market price for the Common Shares at the time of acquisition.

Earnings Coverage

The Bank's dividend requirements on its outstanding First Preferred Shares, after giving effect to the issue of the Preferred Shares Series 15 to be distributed under this short form prospectus, and adjusted to a before-tax equivalent using effective income tax rates of 36.7% and 38.1% for the 12 months ended October 31, 2002 and October 31, 2001 respectively, amounted to $52 million for the 12 months ended October 31, 2002 and $76 million for the 12 months ended October 31, 2001. The Bank's interest requirements for the 12 months ended October 31, 2002 and October 31, 2001, after giving effect to the issue and redemption of all subordinated indebtedness up to the date of this prospectus, amounted to $110 million and $109 million, respectively. The Bank's earnings before interest and income tax for the 12 months ended October 31, 2002 and October 31, 2001 were $753 million and $907 million, respectively, which are 4.7 times and 4.9 times the Bank's aggregate dividend and interest requirements for these periods, respectively.

Ratings

The Preferred Shares Series 15 are rated Pfd-2n by Dominion Bond Rating Services Limited ("DBRS"). As used by DBRS, "Pfd-2n" denotes "Satisfactory Credit Quality" and represents the second highest category available from DBRS for preferred shares. A reference to "high" or "low" reflects the relative strength within the rating category. The reference to "n" signifies that the preferred shares are non-cumulative.

The Preferred Shares Series 15 are rated P-2 (High) by Standard & Poor's ("S&P"), the second highest of five categories of ratings used by S&P on its Canadian preferred share scale. In certain cases, preferred shares may have a "high" or "low" characterization to reflect an issuer's relative strength within a rating category.

Prospective purchasers of Preferred Shares Series 15 should consult the rating organization with respect to the interpretation and implications of the foregoing provisional ratings. Neither of the foregoing ratings should be construed as a recommendation to buy, sell or hold securities, including the Preferred Shares Series 15. Either of the foregoing ratings may be revised or withdrawn at any time by the respective rating organization.

Plan of Distribution

Under an agreement dated January 15, 2003 (the "Underwriting Agreement") between the Bank and National Bank Financial Inc., RBC Capital Markets Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc. and Trilon Securities Corporation (collectively the "Underwriters"), the Bank has agreed to sell and the Underwriters, acting as underwriters, have jointly and not solidary agreed to purchase all but no less than 8,000,000 Preferred Shares Series 15 (the "Offered Shares") on January 31, 2003 or such later date as may be agreed upon, but not later than February 28, 2003, subject to the terms and conditions stated therein, at a price of $25.00 per share, payable in cash to the Bank against delivery of such Preferred Shares Series 15.

The Bank has agreed to pay the Underwriters a fee per Preferred Share Series 15 equal to $0.25 with respect to Preferred Shares Series 15 sold to certain institutions and $0.75 with respect to all other Preferred Shares Series 15. Assuming that no Preferred Shares Series 15 are sold to such institutions, the Underwriters' fee will be $6,000,000. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all such Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

Pursuant to policy statements of the Commission des valeurs mobilières du Québec and the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase the Preferred Shares Series 15. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of The Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer when the order was not solicited during the period of distribution. In connection with this offering and subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions intended to stabilize or fix the market price of the Preferred Shares Series 15 at a higher level than the market price that would exist in a free market. Such transactions, if commenced, may be discontinued at any time.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank and by virtue of this ownership, the Bank may be considered a connected or related issuer to National Bank Financial Inc. under applicable legislation. The decision to distribute the Preferred Shares Series 15 and the determination of the terms of the distribution were made through negotiation between the Bank and the Underwriters. National Bank Financial Inc. will not receive any benefit in connection with this offering other than a portion of the Underwriters' fee payable by the Bank.

At least one underwriter, RBC Capital Markets Inc., is an independent underwriter and is not related or connected to the Bank or to National Bank Financial Inc. and has acted as underwriter in connection with this offering of Preferred Shares Series 15 and, in that capacity, has participated with all other Underwriters in due diligence meetings relating to this prospectus with the Bank and its representatives, has reviewed this prospectus and has had an opportunity to propose such changes to this prospectus as it considered appropriate and has participated, together with the other Underwriters in establishing the terms of the Preferred Shares Series 15 and the price at which the Preferred Shares Series 15 will be sold to purchasers by the Bank.

Use of Proceeds

The net proceeds to the Bank from the sale of the Preferred Shares Series 15 offered hereby, after deducting estimated expenses of the issue and the Underwriters' commission to be paid out of the general corporate funds of the Bank, will amount to approximately $193,750,000. Such proceeds will be used for general banking purposes. The purpose of this issue is to enlarge the Bank's Tier 1 capital base.

Risk Factors

An investment in Preferred Shares Series 15 of the Bank is subject to certain risks.

The value of Preferred Shares Series 15 will be affected by the general creditworthiness of the Bank. The section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2001, is incorporated by reference. This analysis discusses, among other things, known material trends and

events, and risks or uncertainties that are reasonably expected to have a material effect on the Bank's business, financial condition or results of operations.

Real or anticipated changes in credit ratings on the Preferred Shares Series 15 may affect the market value of the Preferred Shares Series 15. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank's liquidity, business, financial condition or results of operations.

Increases in interest rates will affect the market value of the Preferred Shares Series 15.

See "Earnings Coverage" and "Share Capital and Subordinated Indebtedness", which are relevant to an assessment of the risk that the Bank will be unable to pay dividends on the Preferred Shares Series 15.

The Preferred Shares Series 15 are equity capital of the Bank which rank equally with other First Preferred Shares of the Bank in the event of an insolvency or winding-up of the Bank. If the Bank becomes insolvent or is wound-up, the Bank's assets must be used to pay deposit liabilities and other debt, including subordinated debt, before payments may be made on Preferred Shares Series 15 and other preferred shares.

Prevailing yields on similar securities will affect the market value of Preferred Shares Series 15. Assuming all other factors remain unchanged, the market value of the Preferred Shares Series 15 will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

Legal Matters

Legal matters in connection with the issue and sale of the Preferred Shares Series 15 will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP and, on behalf of the Underwriters, by Desjardins Ducharme Stein Monast, a general partnership. The partners and associates of McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than one percent of any securities of the Bank, or its affiliates or associates. The partners and associates of Desjardins Ducharme Stein Monast, a general partnership, as a group, beneficially own, directly or indirectly, less than one percent of any securities of the Bank, or its affiliates or associates. Mr. Gérard Coulombe, senior partner of Desjardins Ducharme Stein Monast, a general partnership, has been a director of the Bank since February 3, 1994.

Transfer Agent and Registrar

National Bank Trust Inc. at its principal transfer offices in Halifax, St. John, Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver will be the transfer agent and registrar for the Preferred Shares Series 15. The Preferred Shares Series 15 will be issued in book entry only form through CDS. Subject to the CDS procedures, registration and transfers of the Preferred Shares Series 15 may be effected at such principal offices of National Bank Trust Inc.

Statutory Rights of Withdrawal and Rescission

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limited prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

Certificate of the Bank

Dated: January 22, 2003

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of Newfoundland, Prince Edward Island, Nova Scotia, New Brunswick, Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. For the purposes of the *Securities Act* (Québec), this short form prospectus, as supplemented by the documents incorporated herein by reference, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) RÉAL RAYMOND
President and
Chief Executive Officer

(Signed) JEAN TURMEL
President, Financial Markets,
Treasury and Investment Bank
(as Chief Financial Officer)

On behalf of the Board of Directors

(Signed) PIERRE BOURGIE
Director

(Signed) MARCEL DUTIL
Director

Certificate of the Underwriters

Dated: January 22, 2003

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of Newfoundland, Prince Edward Island, Nova Scotia, New Brunswick, Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. For the purposes of the *Securities Act* (Québec), to our knowledge, this short form prospectus, as supplemented by the documents incorporated herein by reference, contains no misrepresentation that is likely to affect the value of the market price or the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) IAN MCPHERSON

RBC CAPITAL MARKETS INC.

By: (Signed) BARRY NOWOSELSKI

BMO NESBITT BURNS INC.

By: (Signed) LUC BACHAND

CIBC WORLD MARKETS INC.

By: (Signed) DONALD FOX

SCOTIA CAPITAL INC.

By: (Signed) MARY ROBERTSON

TD SECURITIES INC.

By: (Signed) JEAN-LUC GRAVEL

HSBC SECURITIES (CANADA) INC.

By: (Signed) PATRICK NOLAN

LAURENTIAN BANK SECURITIES INC.

By: (Signed) MICHEL RICHARD

MERRILL LYNCH CANADA INC.

By: (Signed) ERIC MICHAUD

TRILON SECURITIES CORPORATION

By: (Signed) TREVOR KERR

NATIONAL BANK OF CANADA

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière West, Montreal, Québec, H3B 4L2, telephone (514) 394-6080.

These securities have not been and will not be registered under the Securities Act of 1933, as amended, of the United States of America. Accordingly, these securities may not be offered, sold or delivered in the United States and this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States.

Preliminary Short Form Prospectus

New Issue

January 15, 2003

NATIONAL BANK OF CANADA

$200,000,000

(8,000,000 Shares)

Non-Cumulative Fixed Rate First Preferred Shares Series 15

This prospectus qualifies the distribution of 8,000,000 Non-cumulative Fixed Rate First Preferred Shares Series 15 (the "Preferred Shares Series 15") in the capital of National Bank of Canada (also referred to as the "Bank"). Non-cumulative preferential cash dividends on the Preferred Shares Series 15, if, as and when declared, will be payable quarterly on the fifteenth day of February, May, August and November of each year commencing May 15, 2003. The dividend rate on the Preferred Shares Series 15 for each quarter will be 5.85% per annum. The initial dividend, if, as and when declared, will be payable on May 15, 2003 in the amount of $0.416712 per share, based upon an anticipated closing date of January 31, 2003.

The Preferred Shares Series 15 will not be redeemable prior to May 15, 2008. Subject to obtaining the consent of the Superintendent of Financial Institutions (Canada) (the "Superintendent"), the Bank may, at its option, redeem for cash the Preferred Shares Series 15 on or after May 15, 2008, in whole or in part, at any time, at a price equal to $26.00 per share, if redeemed prior to May 15, 2009, at $25.75 per share, if redeemed during the twelve months prior to May 15, 2010, at $25.50 per share, if redeemed during the twelve months prior to May 15, 2011, at $25.25 per share, if redeemed during the twelve months prior to May 15, 2012, and at $25.00 per share, if redeemed on or after May 15, 2012, in each case together with all declared and unpaid dividends thereon to the date fixed for redemption. See "Details of the Offering".

The Bank has applied to list the securities distributed under this short form prospectus on The Toronto Stock Exchange. Listing will be subject to the Bank fulfilling all the listing requirements of The Toronto Stock Exchange.

In the opinion of counsel, the Preferred Shares Series 15 will qualify for investment under certain statutes as set forth under "Eligibility for Investment".

Price: $25.00 per share to yield 5.85%

National Bank Financial Inc., RBC Capital Markets Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc. and Trilon Securities Corporation (collectively the "Underwriters") as principals, conditionally offer 8,000,000 Preferred Shares Series 15, subject to prior sale, if, as and when issued by the Bank and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Bank by McCarthy Tetrault LLP, and on our behalf by Desjardins Ducharme Stein Monast, a general partnership. **National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. The Bank is a related and connected issuer of National Bank Financial Inc. under applicable securities legislation by virtue of the Bank's indirect ownership of National Bank Financial Inc. RBC Capital Markets Inc. is an independent underwriter and is not related or connected to the Bank or to National Bank Financial Inc. and has acted as underwriter in connection with this offering of Preferred Shares Series 15 and, in that capacity, has participated with all other Underwriters in due diligence meetings relating to this prospectus with the Bank and its representatives, has reviewed this prospectus and has had an opportunity to propose such changes to this prospectus as it considered appropriate and has participated, together with the other Underwriters in establishing the terms of the Preferred Shares Series 15 and the price at which the Preferred Shares Series 15 will be sold to purchasers by the Bank. See "Plan of Distribution".**

	Price to public	Underwriters' fee(1)	Net proceeds to the Bank(2)
Per share	$25.00	$0.75	$24.25
Total	$200,000,000	$6,000,000	$194,000,000

(1) The Underwriters' fee is $0.25 for each share purchased by certain institutions and $0.75 per share for all other shares. The total represents the Underwriters' fee and net proceeds assuming no Preferred Shares Series 15 are purchased by such institutions.

(2) Before deducting expenses of the issue payable by the Bank estimated at $250,000.

Subscriptions for the Preferred Shares Series 15 will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering should take place on or about January 31, 2003 or such later date as the Bank and the Underwriters may agree upon, but in any event, not later than February 28, 2003. A book-entry only certificate representing the Preferred Shares Series 15 distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on closing of this offering. A purchaser of Preferred Shares Series 15 will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Preferred Shares Series 15 are purchased. No certificate evidencing the Preferred Shares Series 15 will be issued to purchasers, and registration will be made in the depository service of CDS.

Table of Contents

Eligibility for Investment

In the opinion of McCarthy Tétrault LLP, counsel to the Bank, and Desjardins Ducharme Stein Monast, a general partnership, counsel to the Underwriters, the Preferred Shares Series 15 offered hereby, at the date of issue, will be eligible investments, without resort to the so-called ''basket provisions'', or their purchase will not be prohibited, in each case subject to general investment provisions, and in certain cases subject to prudent investment standards and to additional requirements relating to investment or lending policies or goals, and, in certain cases, the filing of such policies and goals, under or by the following statutes:

(i) *Insurance Companies Act* (Canada);

(ii) *Trust and Loan Companies Act* (Canada);

(iii) *Pension Benefits Standards Act, 1985* (Canada);

(iv) *An Act respecting insurance* (Québec), for an insurer, as defined therein, incorporated under the laws of Québec, other than a guarantee fund;

(v) *An Act respecting trust companies and savings companies* (Québec), for a trust company, as defined therein, which invests its own funds and funds received as deposits and a savings company as defined therein;

(vi) *Supplemental Pension Plans Act* (Québec);

(vii) *Loan and Trust Corporations Act* (Ontario);

(viii) *Pension Benefits Act* (Ontario);

(ix) *Insurance Act* (Alberta);

(x) *Loan and Trust Corporations Act* (Alberta);

(xi) *Employment Pension Plans Act* (Alberta); and

(xii) *Financial Institutions Act* (British Columbia).

In the opinion of such counsel, the Preferred Shares Series 15 offered hereby will, at the date of issue, also be qualified investments under the *Income Tax Act* (Canada) (the ''Tax Act'') for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Documents Incorporated by Reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, National Bank of Canada, National Bank Tower, 600 de la Gauchetière West, Montreal, Quebec H3B 4L2, telephone (514) 394-6080. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Bank at the above-mentioned address and telephone number.

The following documents (which are not specifically listed in the prospectus or any amendment or supplement delivered herewith) which have been filed by the Bank with the Superintendent and the various securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

(a) Annual Information Form as contained in the Bank's Annual Report for the year ended October 31, 2001;

(b) Audited consolidated financial statements for the fiscal year ended October 31, 2001 which include comparative consolidated financial statements for the fiscal year ended October 31, 2000 together with the auditors' report thereon and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2001;

(c) First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2002, which includes Unaudited Interim Consolidated Financial Statements for the quarters ended January 31, 2002 and 2001;

(d) Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2002, which includes Unaudited Interim Consolidated Financial Statements for the quarters ended April 30, 2002 and 2001;

(e) Third Quarterly Report to shareholders of the Bank for the quarter ended July 31, 2002, which includes Unaudited Interim Consolidated Financial Statements for the quarters ended July 31, 2002 and 2001;

(f) Fourth Quarterly Report to shareholders of the Bank for the quarter ended October 31, 2002, which includes Unaudited Interim Consolidated Financial Statements for the quarters ended October 31, 2002 and 2001, contained in a press release dated December 5, 2002;

(g) Material change report dated June 11, 2002 concerning the acquisition of Altamira;

(h) Management Proxy Circular dated January 24, 2002 in connection with the Bank's annual meeting of shareholders held on March 13, 2002, excluding those portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference; and

(i) Press release of the Bank dated October 16, 2002 in connection with National Bank Financial Inc. and OSC Staff submissions in the YBM proceedings.

Any documents of the type referred to in the preceding paragraph and any material change report (excluding confidential material change reports) filed by the Bank with a securities commission or any similar authority in Canada, after the date of this short form prospectus and prior to the termination of the offering, will be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

National Bank of Canada

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Quebec City. The Bank's head office is located at the National Bank's Tower, 600 de La Gauchetiere West, Montreal, Québec H3B 4L2.

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2001 is included in the Annual Report for the year ended October 31, 2001.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Details of the Offering

The following is a summary of the rights, privileges, restrictions and conditions of the first preferred shares of the Bank (the "First Preferred Shares") as a class and of the Preferred Shares Series 15. The Bank will furnish upon request a copy of the text of the provisions attaching to the Preferred Shares Series 15.

Certain Provisions of the First Preferred Shares as a Class

The authorized First Preferred Share capital of the Bank consists of an unlimited number of First Preferred Shares, without par value, which may be issued for a maximum aggregate consideration of $1,000,000,000 or the equivalent thereof in foreign currencies. The Board of Directors of the Bank may by resolution divide any unissued First Preferred Shares into series and fix the number of shares in each series and determine the designation, rights, privileges, restrictions and conditions thereof.

Priority

The First Preferred Shares of each series will rank on a parity with First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares, the Common Shares, and any other shares of the Bank ranking junior to the First Preferred Shares with respect to the payment of dividends and upon any distribution of assets in the event of liquidation, dissolution or winding-up of the Bank.

Restrictions

The Bank will not, without the approval of the holders of the First Preferred Shares, create or issue any shares ranking in priority to or *pari passu* with the First Preferred Shares, nor create or issue any additional series of First Preferred Shares, unless all cumulative dividends have been declared and paid or set aside for payment and all declared and unpaid non-cumulative dividends have been paid or set aside for payment.

Voting Rights

The Board of Directors is empowered to set voting rights for each series. The holders of the First Preferred Shares are not entitled to any voting rights as a class except as provided above or by law or with respect to the right to vote on certain matters as specified under "Approval of the Holders of the First Preferred Shares".

Approval of the Holders of the First Preferred Shares

The provisions with respect to First Preferred Shares will not be deleted or modified except with a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of First Preferred Shares at which a majority of the outstanding First Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

Certain Provisions of the Preferred Shares Series 15 as a Series

Number and Issue Price

The Preferred Shares Series 15 will have an issue price of $25.00 per share.

Dividends

The holders of the Preferred Shares Series 15 will be entitled to receive a quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors, on the 15th day of each of February, May, August and November in each year (the ''Dividend Payment Date''), at a quarterly rate equal to $0.365625 per share. The first of such dividends, if declared, will be payable on May 15, 2003 and will be $0.416712 per share, based on the anticipated closing date of January 31, 2003.

The holders of Preferred Shares Series 15 will not be entitled to any dividends other than or in excess of the fixed non-cumulative preferential cash dividends described above.

If the Board of Directors of the Bank in its discretion does not declare and the Bank does not subsequently pay any dividend, or any part thereof, on the Preferred Shares Series 15 on or before the Dividend Payment Date for a particular quarter, then the right of the holders of the Preferred Shares Series 15 to receive such dividend, or any part thereof, for such quarter will be forever extinguished.

See also ''Restrictions on Dividends and Retirement of Shares''.

Redemption

The Preferred Shares Series 15 may not be redeemed prior to May 15, 2008. Subject to the provisions described below under ''Restrictions on Dividends and Retirement of Shares'', the Bank may, on not more than 60 and not less than 30 days notice at the Bank's option without the consent of the holders, redeem for cash the Preferred Shares Series 15 on or after May 15, 2008 thereafter in whole or in part, at any time, at a price equal to $26.00 per Preferred Share Series 15, if redeemed prior to May 15, 2009, at $25.75 per Preferred Share Series 15, if redeemed during the twelve months prior to May 15, 2010, at $25.50 per Preferred Share Series 15, if redeemed during the twelve months prior to May 15, 2011, at $25.25 per Preferred Share Series 15, if redeemed during the twelve months prior to May 15, 2012, and at $25.00 per Preferred Share Series 15, if redeemed on or after May 15, 2012, in each case together with the amount of all declared and unpaid dividends thereon to the date fixed for redemption.

If only part of the then outstanding Preferred Shares Series 15 is at any time to be redeemed, the Preferred Shares Series 15 to be redeemed will be selected by lot, pro rata, or in such other manner as the Board of Directors may determine.

If the Preferred Shares Series 15 are not held in the CDS book-entry only system and if fewer than all the Preferred Shares Series 15 represented by any certificate will be redeemed, a new certificate for the balance will be issued without cost to the holder. Comparable measures will be taken for Preferred Shares Series 15 held in the CDS book-entry only system.

All redemptions of the Preferred Shares Series 15 are subject to the provisions of the *Bank Act* and the consents of the Superintendent and to the provisions described below under ''Restrictions on Dividends and Retirement of Shares''.

Purchase for Cancellation

Subject to the provisions of the *Bank Act*, the consent of the Superintendent and the provisions described below under ''Restrictions on Dividends and Retirement of Shares'', the Bank may at any time purchase for cancellation any Preferred Shares Series 15 at the lowest price or prices, at which, in the opinion of the Board of Directors of the Bank, such shares are obtainable. See ''*Bank Act* Restrictions''.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Bank, the holders of the Preferred Shares Series 15 will be entitled to receive $25.00 per Preferred Share Series 15, together with all dividends declared and unpaid to and including the date of distribution, before any amount will be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares Series 15. The holders of Preferred Shares Series 15 will not be entitled to share in any further distribution of the assets of the Bank.

Restrictions on Dividends and Retirement of Shares

As long as any of the Preferred Shares Series 15 are outstanding, the Bank will not, without the prior approval of the holders of such Preferred Shares Series 15 given as specified below under ''Shareholder Approvals'':

(a) declare or pay or set aside for payment any dividends on any shares of any class of shares of the Bank ranking junior to the Preferred Shares Series 15 (other than stock dividends ranking junior to the Preferred Shares Series 15);

(b) call for redemption or redeem, call for purchase or purchase, or otherwise retire or reduce or make any return of capital in respect of shares of any class of shares of the Bank ranking junior to the Preferred Shares Series 15;

(c) call for redemption or redeem, call for purchase or purchase, or otherwise retire or reduce or make any return of capital in respect of part only of the Preferred Shares Series 15; or

(d) call for redemption or redeem, call for purchase or purchase, or otherwise retire or reduce or make any return of capital in respect of any shares of any class of shares of the Bank ranking *pari passu* with the Preferred Shares Series 15, except in satisfaction of an obligation to purchase or obligation in respect of a sinking fund, of a right of retraction or of any other mandatory redemption provision of any given series of any preferred shares,

unless all dividends up to and including the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the First Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative First Preferred Shares (including the Preferred Shares Series 15) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the First Preferred Shares.

Issue of Additional Series of First Preferred Shares

The Bank may issue other series of First Preferred Shares without the authorization of the holders of the Preferred Shares Series 15.

Amendments to Preferred Shares Series 15

The Bank will not without, but may from time to time with, the approval of the holders of the Preferred Shares Series 15 given as specified below under "Shareholder Approvals", delete or vary any rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 15. In addition to the aforementioned approval, the Bank will not without, but may from time to time with, the prior approval of the Superintendent make any such deletion or variation which might affect the classification afforded to the Preferred Shares Series 15 from time to time for capital adequacy requirements pursuant to the *Bank Act* and the Regulations and Guidelines thereunder.

Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 15 may be given by resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of Preferred Shares Series 15 at which a majority of the outstanding Preferred Shares Series 15 is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

In connection with any action to be taken by the Bank which requires the approval of the holders of Preferred Shares Series 15 voting as a series or as part of a class, each such share will entitle the holder thereof to one vote.

Voting Rights

The holders of the Preferred Shares Series 15 as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the rights of such holders to any undeclared dividends have become extinguished as described above under "Dividends".

In that event, the holders of the Preferred Shares Series 15 will be entitled to receive notice of, and to attend, meetings of shareholders at which directors of the Bank are elected and will be entitled to one vote for each share held. The voting rights of the holders of the Preferred Shares Series 15 will forthwith cease upon payment by the Bank of the first quarterly dividend on the Preferred Shares Series 15 to which the holders are entitled subsequent to the time such voting rights first arose. At such time as the rights of such holders to any undeclared dividends on the Preferred Shares Series 15 have again become extinguished, such voting rights will become effective again and so on from time to time.

Tax Election

The Bank will make the necessary election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends paid (or deemed to be paid) by the Bank on the Preferred Shares Series 15.

Depository Services

Book-Entry Only Form

Except as otherwise provided below, the Preferred Shares Series 15 will be issued in "book-entry only" form and must be purchased or transferred through participants in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. On the closing date, the Bank will cause a global certificate representing the Preferred Shares Series 15 to be delivered to, and registered in the name of, CDS. Except as described below, no beneficial owner of Preferred Shares Series 15 will be entitled to a certificate or other instrument from the Bank or CDS evidencing that beneficial owner's ownership thereof, and no beneficial owner will be shown on the records maintained by CDS except through a book-entry account of a participant acting on behalf of such beneficial owner. Each beneficial owner of Preferred Shares Series 15 will receive a customer confirmation of purchase from the registered dealer from which the Preferred Shares Series 15 are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

CDS will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Preferred Shares Series 15. If (i) required to do so by applicable law or the rules of any securities exchange, (ii) the book-entry only system ceases to exist, (iii) the Bank determines that CDS is no longer willing or able to discharge properly the responsibilities as depository with respect to the Preferred Shares Series 15 and the Bank is unable to locate a qualified successor, or (iv) the Bank at its option elects, or is required by law, to withdraw the Preferred Shares Series 15 from the book-entry only system, then physical certificates representing the Preferred Shares Series 15 will be issued to beneficial owners thereof or their nominees.

Neither of the Bank nor the Underwriters will assume any liability for (i) any aspect of the records relating to the beneficial ownership of the Preferred Shares Series 15 held by CDS or the payments or deliveries relating thereto, (ii) maintaining, supervising or reviewing any records relating to the Preferred Shares Series 15 unless certificated, or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of participants. The rules governing CDS provide that it acts as the agent and depository for the participants. As a result, participants must look solely to CDS, and persons other than participants having an interest in Preferred Shares Series 15 must look solely to participants, for payments or deliveries made by or on behalf of the Bank to CDS in respect of Preferred Shares Series 15.

Transfers

Transfers of ownership of Preferred Shares Series 15 will be effected only through records maintained by CDS for such Preferred Shares Series 15 with respect to interests of participants and on the records of participants with respect to interests of persons other than participants. Beneficial owners of Preferred Shares Series 15 who are not participants, but who desire to purchase, sell or otherwise transfer ownership of, or other interests in, the Preferred Shares Series 15, may do so only through participants. The ability of a beneficial owner to pledge Preferred Shares Series 15 or otherwise take action with respect to such beneficial owner's interest in Preferred Shares Series 15 (other than through a participant) may be limited due to the lack of a physical certificate.

Manner of Effecting Redemption

A redemption of Preferred Shares Series 15 will be effected through records maintained by CDS with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants.

Payment of Dividends and Other Amounts

As long as CDS is the registered holder of the Preferred Shares Series 15, CDS will be considered the sole owner of the Preferred Shares Series 15 for the purposes of receiving payments on the Preferred Shares Series 15. As such, payment of dividends and other amounts in respect of the Preferred Shares Series 15 will be made by the Bank to CDS.

The Bank expects that CDS, upon receipt of any payment in respect of the Preferred Shares Series 15, will credit the participants' accounts, on the date an amount is payable, with payments in amounts proportionate to the number of Preferred Shares Series 15 held by such participants as shown on the records of CDS. The Bank also expects that payments by the participants to the owners of beneficial interests in such Preferred Shares Series 15 held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants. The responsibility and liability of the Bank in respect of the Preferred Shares Series 15 issued in book-entry form are limited to making payment of any amount due on such Preferred Shares Series 15 to CDS.

Bank Act Restrictions

Under the *Bank Act*, the Bank, with the prior consent of the Superintendent, may redeem or purchase any of its shares, including the Preferred Shares Series 15, unless there are reasonable grounds for believing that the Bank is, or the redemption or purchase would cause the Bank to be, in contravention of any regulation made under the *Bank Act* respecting the maintenance by banks of adequate capital and adequate and appropriate forms of liquidity, or any direction to the Bank made by the Superintendent pursuant to Subsection 485(3) of the *Bank Act* regarding its capital or its liquidity. No such direction to the Bank has been made to date.

The Bank is prohibited under the *Bank Act* from paying or declaring a dividend if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of any regulation made under the *Bank Act* respecting the maintenance by banks of adequate capital and adequate or appropriate forms of liquidity, or any direction to the Bank made by the Superintendent pursuant to Subsection 485(3) of the *Bank Act* regarding its capital or its liquidity. As at the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares Series 15. Further, no such direction to the Bank has been made to date.

The Bank is also prohibited under Subsection 79(5) of the *Bank Act* from paying or declaring a dividend in any financial year without the approval of the Superintendent, if, on the day the dividend is declared, the total of all dividends declared by the Bank in that year would exceed the aggregate of the Bank's net income up to that day in that year and of its retained net income for the preceding two financial years. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares Series 15.

Restraints on Bank Shares under the *Bank Act*

The *Bank Act* contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. By way of summary, no person is permitted to have a significant interest in any class of shares of a Schedule I bank, including the Bank. For purposes of the *Bank Act*, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of that class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the *Bank Act*) exceeds 10% of all of the outstanding shares of that class of shares of the bank.

In addition, these restrictions do not permit Schedule I banks, including the Bank, to issue or transfer shares of any class to Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty in either of those rights, or to the government of a foreign country or any political subdivision, agent or agency of a foreign country.

The *Bank Act* prohibits any person from exercising voting rights attached to shares beneficially owned by Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty in either of those rights, or by the government of a foreign country or any political subdivision, agent or agency of a foreign country.

Purchasers of the Preferred Shares Series 15 may be required to furnish declarations relative to ownership in a form prescribed by the Bank.

Common Shares

The holders of Common Shares are entitled to vote at all meetings of the shareholders of the Bank except where only the holders of a specified class of shares are entitled to vote.

After the payment to the holders of the First Preferred Shares of the amount or amounts to which they may be entitled, the holders of the Common Shares shall be entitled to receive the remaining property of the Bank upon dissolution.

Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, counsel to the Bank and Desjardins Ducharme Stein Monast, a general partnership, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Preferred Shares Series 15 acquired pursuant to this prospectus who, within the meaning of the Tax Act, is resident in Canada, deals at arm's length and is not affiliated with the Bank, holds the Preferred Shares Series 15, as the case may be, as capital property and is not exempt from tax under Part I of the Tax Act. This summary does not take into account the ''mark-to-market'' rules contained in the Tax Act which apply to certain financial institutions. Furthermore, the summary does not apply to a ''specified financial institution'' (as defined in the Tax Act) that receives (or is deemed to receive), either alone or together with persons with whom it does not deal at arm's length, in the aggregate dividends in respect of more than 10% of the Preferred Shares Series 15 outstanding at the time a dividend is received.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Consequently, investors are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance prior to the date hereof (the ''Proposals'') and the current administrative practices published by the Canada Customs and Revenue Agency. No assurances can be given that the Proposals will become law as proposed or at all. This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign tax considerations.

Dividends

Dividends (including deemed dividends) received on the Preferred Shares Series 15 by an individual (other than certain trusts) will be included in computing the individual's income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Dividends (including deemed dividends) received on the Preferred Shares Series 15 by a corporation will be included in computing income and generally will be deductible in computing the taxable income of the corporation.

The Preferred Shares Series 15 will be ''taxable preferred shares'' as defined in the Tax Act. The terms of the Preferred Shares Series 15 require the Bank to make the necessary election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends paid (or deemed to be paid) by the Bank on the Preferred Shares Series 15.

A ''private corporation'', as defined in the Tax Act, or any other corporation controlled whether by reason of a beneficial interest in one or more trusts or otherwise by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Preferred Shares Series 15 to the extent such dividends are deductible in computing its taxable income.

Dispositions

A holder who disposes of or is deemed to dispose of the Preferred Shares Series 15 (either on redemption of the shares for cash or otherwise) will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder thereof. In the case of a holder that is a corporation, partnership or trust, the amount of any capital loss otherwise determined may be reduced by the amount of dividends (including deemed dividends) previously received on the shares to the extent and under the circumstances described in the Tax Act.

Generally, one-half of any such capital gain will be included in computing the holder's income as a taxable capital gain and one-half of any such capital loss may be deducted from the holder's net taxable capital gains in accordance with the rules contained in the Tax Act. Capital gains realized by an individual may give rise to a liability for minimum tax.

Canadian controlled private corporations (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on taxable capital gains.

Redemption

If the Bank redeems for cash, cancels or otherwise acquires the Preferred Shares Series 15 other than by a purchase in the manner in which shares are normally purchased by a member of the public in the open market, the holder will be deemed to have received a dividend equal to the amount, if any, paid by the Bank in excess of the paid-up capital of such shares at such time. The difference between the amount paid by the Bank and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the amount so deemed to be a dividend may be treated as proceeds of disposition and not as a dividend.

Share Capital and Subordinated Indebtedness

Certain selected consolidated financial data set forth below has been derived from the Bank's interim consolidated financial statements for the twelve month period ended October 31, 2002 or the Bank's consolidated financial statements and related notes for the year ended October 31, 2001, as applicable. The following table shows the share capital and subordinated indebtedness of the Bank as at the respective dates shown:

	October 31, 2002	October 31, 2001
	(unaudited)	(audited)
	($ millions)	
Subordinated Indebtedness	1,592	1,647
Capital Stock		
Preferred	300[(1)]	492
Common	1,639	1,668
Retained Earnings	1,962	1,956

(1) After giving effect to this offering, Capital Stock — Preferred would have amounted to $500 million as at October 31, 2002.

Earnings Coverage

The Bank's dividend requirements on its outstanding First Preferred Shares, after giving effect to the issue of the Preferred Shares Series 15 to be distributed under this short form prospectus, and adjusted to a before-tax equivalent using effective income tax rates of 36.7% and 38.1% for the 12 months ended October 31, 2002 and October 31, 2001 respectively, amounted to $49 million for the 12 months ended October 31, 2002 and $76 million for the 12 months ended October 31, 2001. The Bank's interest requirements for the 12 months ended October 31, 2002 and October 31, 2001, after giving effect to the issue and redemption of all subordinated indebtedness up to the date of this prospectus, amounted to $109 million and $110 million, respectively. The Bank's earnings before interest and income tax for the 12 months ended October 31, 2002 and October 31, 2001 were $887 million and $1,072 million, respectively, which are 5.6 times and 5.8 times the Bank's aggregate dividend and interest requirements for these periods, respectively.

Ratings

The Preferred Shares Series 15 are rated Pfd-2n by Dominion Bond Rating Services Limited (''DBRS''). As used by DBRS, ''Pfd-2n'' denotes ''Satisfactory Credit Quality'' and represents the second highest category available from DBRS for preferred shares. A reference to ''high'' or ''low'' reflects the relative strength within the rating category. The reference to ''n'' signifies that the preferred shares are non-cumulative.

The Preferred Shares Series 15 are rated P-2 (High) by Standard & Poor's (''S&P''), the second highest of five categories of ratings used by S&P on its Canadian preferred share scale. In certain cases, preferred shares may have a ''high'' or ''low'' characterization to reflect an issuer's relative strength within a rating category.

Prospective purchasers of Preferred Shares Series 15 should consult the rating organization with respect to the interpretation and implications of the foregoing provisional ratings. Neither of the foregoing ratings should be construed as a recommendation to buy, sell or hold securities, including the Preferred Shares Series 15. Either of the foregoing ratings may be revised or withdrawn at any time by the respective rating organization.

Plan of Distribution

Under an agreement dated January 15, 2003 (the "Underwriting Agreement") between the Bank and National Bank Financial Inc., RBC Capital Markets Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc. and Trilon Securities Corporation (collectively the "Underwriters"), the Bank has agreed to sell and the Underwriters, acting as underwriters, have jointly and not solidary agreed to purchase all but no less than 8,000,000 Preferred Shares Series 15 (the "Offered Shares") on January 31, 2003 or such later date as may be agreed upon, but not later than February 28, 2003, subject to the terms and conditions stated therein, at a price of $25.00 per share, payable in cash to the Bank against delivery of such Preferred Shares Series 15.

The Bank has agreed to pay the Underwriters a fee per Preferred Share Series 15 equal to $0.25 with respect to Preferred Shares Series 15 sold to certain institutions and $0.75 with respect to all other Preferred Shares Series 15. Assuming that no Preferred Shares Series 15 are sold to such institutions, the Underwriters' fee will be $6,000,000. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all such Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

Pursuant to policy statements of the Commission des valeurs mobilières du Québec and the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase the Preferred Shares Series 15. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of The Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer when the order was not solicited during the period of distribution. In connection with this offering and subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions intended to stabilize or fix the market price of the Preferred Shares Series 15 at a higher level than the market price that would exist in a free market. Such transactions, if commenced, may be discontinued at any time.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank and by virtue of this ownership, the Bank may be considered a connected or related issuer to National Bank Financial Inc. under applicable legislation. The decision to distribute the Preferred Shares Series 15 and the determination of the terms of the distribution were made through negotiation between the Bank and the Underwriters. National Bank Financial Inc. will not receive any benefit in connection with this offering other than a portion of the Underwriters' fee payable by the Bank.

At least one underwriter, RBC Capital Markets Inc., is an independent underwriter and is not related or connected to the Bank or to National Bank Financial Inc. and has acted as underwriter in connection with this offering of Preferred Shares Series 15 and, in that capacity, has participated with all other Underwriters in due diligence meetings relating to this prospectus with the Bank and its representatives, has reviewed this prospectus and has had an opportunity to propose such changes to this prospectus as it considered appropriate and has participated, together with the other Underwriters in establishing the terms of the Preferred Shares Series 15 and the price at which the Preferred Shares Series 15 will be sold to purchasers by the Bank.

Use of Proceeds

The net proceeds to the Bank from the sale of the Preferred Shares Series 15 offered hereby, after deducting estimated expenses of the issue and the Underwriters' commission to be paid out of the general corporate funds of the Bank, will amount to approximately $193,750,000. Such proceeds will be used for general banking purposes. The purpose of this issue is to enlarge the Bank's Tier 1 capital base.

Risk Factors

An investment in Preferred Shares Series 15 of the Bank is subject to certain risks.

The value of Preferred Shares Series 15 will be affected by the general creditworthiness of the Bank. The section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2001, is incorporated by reference. This analysis discusses, among other things, known material trends and

events, and risks or uncertainties that are reasonably expected to have a material effect on the Bank's business, financial condition or results of operations.

Real or anticipated changes in credit ratings on the Preferred Shares Series 15 may affect the market value of the Preferred Shares Series 15. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank's liquidity, business, financial condition or results of operations.

Increases in interest rates will affect the market value of the Preferred Shares Series 15.

See "Earnings Coverage" and "Share Capital and Subordinated Indebtedness", which are relevant to an assessment of the risk that the Bank will be unable to pay dividends on the Preferred Shares Series 15.

The Preferred Shares Series 15 are equity capital of the Bank which rank equally with other First Preferred Shares of the Bank in the event of an insolvency or winding-up of the Bank. If the Bank becomes insolvent or is wound-up, the Bank's assets must be used to pay deposit liabilities and other debt, including subordinated debt, before payments may be made on Preferred Shares Series 15 and other preferred shares.

Prevailing yields on similar securities will affect the market value of Preferred Shares Series 15. Assuming all other factors remain unchanged, the market value of the Preferred Shares Series 15 will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

Legal Matters

Legal matters in connection with the issue and sale of the Preferred Shares Series 15 will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP and, on behalf of the Underwriters, by Desjardins Ducharme Stein Monast, a general partnership. The partners and associates of McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than one percent of any securities of the Bank, or its affiliates or associates. The partners and associates of Desjardins Ducharme Stein Monast, a general partnership, as a group, beneficially own, directly or indirectly, less than one percent of any securities of the Bank, or its affiliates or associates. Mr. Gérard Coulombe, senior partner of Desjardins Ducharme Stein Monast, a general partnership, has been a director of the Bank since February 3, 1994.

Transfer Agent and Registrar

National Bank Trust Inc. at its principal transfer offices in Halifax, St. John, Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver will be the transfer agent and registrar for the Preferred Shares Series 15. The Preferred Shares Series 15 will be issued in book entry only form through CDS. Subject to the CDS procedures, registration and transfers of the Preferred Shares Series 15 may be effected at such principal offices of National Bank Trust Inc.

Statutory Rights of Withdrawal and Rescission

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limited prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

Certificate of the Bank

Dated: January 15, 2003

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of Newfoundland, Prince Edward Island, Nova Scotia, New Brunswick, Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. For the purposes of the *Securities Act* (Québec), this short form prospectus, as supplemented by the documents incorporated herein by reference, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) RÉAL RAYMOND
President and
Chief Operating Officer

(Signed) JEAN TURMEL
President, Financial Markets,
Treasury and Investment Bank
(as Chief Financial Officer)

On behalf of the Board of Directors

(Signed) PIERRE BOURGIE
Director

(Signed) MARCEL DUTIL
Director

Certificate of the Underwriters

Dated: January 15, 2003

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of Newfoundland, Prince Edward Island, Nova Scotia, New Brunswick, Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. For the purposes of the *Securities Act* (Québec), to our knowledge, this short form prospectus, as supplemented by the documents incorporated herein by reference, contains no misrepresentation that is likely to affect the value of the market price or the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) IAN MCPHERSON

RBC CAPITAL MARKETS INC.

By: (Signed) BARRY NOWOSELSKI

BMO NESBITT BURNS INC.

By: (Signed) LUC BACHAND

CIBC WORLD MARKETS INC.

By: (Signed) DONALD FOX

SCOTIA CAPITAL INC.

By: (Signed) MARY ROBERTSON

TD SECURITIES INC.

By: (Signed) JEAN-LUC GRAVEL

HSBC SECURITIES (CANADA) INC.

By: (Signed) PATRICK NOLAN

LAURENTIAN BANK SECURITIES INC.

By: (Signed) MICHEL RICHARD

MERRILL LYNCH CANADA INC.

By: (Signed) ERIC MICHAUD

TRILON SECURITIES CORPORATION

By: (Signed) TREVOR KERR

NATIONAL BANK OF CANADA

National Bank of Canada

12g3-2(b) Submission

English summary of the report on the number of securities issued in Québec dated July 14, 2003

In accordance with Section 1.14 of *The Securities Regulation* (Quebec), set forth below is the report of National Bank of Canada on the number and value of the securities issued in Québec under the exemption set forth in Section 52 of *The Securities Act* (Québec) during the fiscal year which ended on October 31, 2002.

TITLE	NUMBER:	VALUE:
➢ Dividend Reinvestment Plan	**[See attached document]**	**[See attached document]**
➢ Stock Option Plan: • Grant of options – December 2001 • Options exercised (from November 1, 2001 to October 31, 2002)	**[See attached document]**	**[See attached document]**

Sincerely,

[signature]

BANQUE
NATIONALE
DU CANADA

AMENDÉ

Le 14 juillet 2003

COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC
Tour de la Bourse
800, Square Victoria
22ième étage
Montréal (Québec)
H4Z 1G3

À l'attention du service de l'information continue

OBJET : Rapport sur le nombre de titres placés au Québec

Madame, Monsieur,

Voici, conformément à l'article 114 du *Règlement sur les valeurs mobilières du Québec*, le rapport de la Banque Nationale du Canada sur le nombre et la valeur des titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la *Loi sur les valeurs mobilières du Québec* au cours de l'exercice financier ayant pris fin le 31 octobre 2002.

TITRE	**NOMBRE :**	**VALEUR :**
➢ Régime de réinvestissement de dividende	112 801	3 321 572.10$
➢ Régime d'option d'achat d'actions :		
• Octroi d'options – décembre 2001 **(Note 1)**	**1 685 140**	**42 200 771.00$**
• Options exercées **(Note 2)** (du 1er nov. 2001 au 31 oct. 2002)	**519 143**	**9 602 888.60$**

Veuillez agréer, madame, monsieur, l'expression de nos sentiments les meilleurs.

[signé] Johanne Dupont
Vice-présidente et secrétaire corporatif

Note 1:
Ajout d'un octroi de 1 600 options sur le nombre précédemment déclaré, parce qu'un participant résidant au Québec le 31 octobre 2001 avait été omis dans le calcul.

Note 2 :
Le nombre à déclarer correspond seulement à la levée d'options. Le nombre précédemment déclaré comprenait les levées d'options et de DPVA.

National Bank of Canada

12g3-2(b) Submission

English summary of the report on the number of securities issued in Québec dated January 23, 2003

In accordance with Section 1.14 of *The Securities Regulation* (Quebec), set forth below is the report of National Bank of Canada on the number and value of the securities issued in Québec under the exemption set forth in Section 52 of *The Securities Act* (Québec) during the fiscal year which ended on October 31, 2002.

TITLE	NUMBER:	VALUE:
➢ Dividend Reinvestment Plan	[See attached document]	[See attached document]
➢ Stock Option Plan: • Grant of options – December 2001 • Options exercised (from November 1, 2001 to October 31, 2002)	[See attached document]	[See attached document]

Sincerely,

[signature]

BANQUE
NATIONALE
DU CANADA

Le 23 janvier 2003

COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC
Tour de la Bourse
800, Square Victoria
22ième étage
Montréal (Québec)
H4Z 1G3

À l'attention du service de l'information continue

OBJET : Rapport sur le nombre de titres placés au Québec

Madame, Monsieur,

Voici, conformément à l'article 114 du *Règlement sur les valeurs mobilières du Québec*, le rapport de la Banque Nationale du Canada sur le nombre et la valeur des titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la *Loi sur les valeurs mobilières du Québec* au cours de l'exercice financier ayant pris fin le 31 octobre 2002.

TITRE	**NOMBRE :**	**VALEUR :**
➢ Régime de réinvestissement de dividende	112 801	3 321 572.10$
➢ Régime d'option d'achat d'actions :		
• Octroi d'options – décembre 2001	1 683 540	47 155 955.40$
• Options exercées (du 1er nov. 2001 au 31 oct. 2002)	1 022 718	18 406 613.60$

Veuillez agréer, madame, monsieur, l'expression de nos sentiments les meilleurs.

[signé] Linda Caty
Vice-présidente et secrétaire corporatif

C:\WINDOWS\Temporary Internet Files\Content.IE5\8VT3A48J\CVMQ-rapport sur le nombre de titres auQC.doc

NATIONAL BANK OF CANADA

03 SEP 29 AM 7:21

FORM 42
ONTARIO SECURITIES ACT

REPORT OF ISSUER BID
UNDER SUBSECTION 203.1(1)b)(i) OF THE REGULATION

1. NAME AND ADDRESS OF THE OFFEREE ISSUER:

National Bank of Canada (the « **Bank** »)
600, de La Gauchetière Street West, 4th Floor
Montréal, Québec
H3B 4L2

2. NAME AND ADDRESS OF THE OFFEROR:

National Bank of Canada
600, de La Gauchetière Street West, 4th Floor
Montréal, Québec
H3B 4L2

3. WHAT IS THE DESIGNATION OF THE CLASS(ES) OF SECURITIES THAT ARE SUBJECT TO THE BID?

Common Shares.

CUSIP Number: **633067**

4. WHAT IS THE DATE AND TIME PERIOD OF THE BID?

January 20, 2003.

The Normal Course Issuer Bid (the "**Bid**") for the Common Shares will commence on January 20, 2003 and will terminate on the first of the following dates: (i) when the Bank will have acquired the maximum amount of Common Shares stipulated above or (ii) will have decided not to buy any more Common Shares or (iii) on January 19, 2004.

5. WHAT IS THE MAXIMUM NUMBER OF SECURITIES SOUGHT BY THE OFFEROR FOR EACH CLASS OF SECURITIES SUBJECT TO THE BID?

9,100,000 Common Shares.

6. WHAT IS THE VALUE, EXPRESSED IN CANADIAN DOLLARS, OF THE CONSIDERATION OF OFFERED PER SECURITY FOR EACH CLASS OF SECURITIES SUBJECT TO THE BID?

The market price of the Common Shares at the time of the purchase.

7. WHAT IS THE NUMBER OF SECURITIES OF EACH CLASS SUBJECT TO THE BID, EXCLUDING THE OFFEROR'S SECURITIES, THAT ARE HELD BY SECURITY HOLDERS WHOSE LAST ADDRESS AS SHOWN ON THE BOOKS OF THE OFFEREE ISSUER IS IN ONTARIO?

44 575 074 Common Shares.

8. WHAT IS THE FEE PAYABLE IN RESPECT OF THE BID, AS CALCULATED UNDER SUBSECTION 32(1) OF SCHEDULE 1?

A x .B x. C: 14,503 $

Where,
"A" is 0.02% * $32.80[1]
"B" is 44 575 074 Common Shares
"C" is 9,100,000 Common Shares / 183,463,975 Common Shares

THE INFORMATION GIVEN IN THIS REPORT IS TRUE AND COMPLETE.

Date: January 21, 2003.

NATIONAL BANK OF CANADA

Signed: ________________
Linda Caty
Vice-President and Corporate Secretary

---

[1] $32.80 being the closing price of the Common Shares on the TSX on January 13, 2003, the day prior to the announcement of the Bid and of the Notice of Intention to the TSX.

03 ... 7:21

FORM 42
ONTARIO SECURITIES ACT

REPORT OF ISSUER BID
UNDER SUBSECTION 203.1(1)b)(i) OF THE REGULATION

1. NAME AND ADDRESS OF THE OFFEREE ISSUER:

National Bank of Canada (the « Bank »)
600, de la Gauchetière Street West, 4th Floor
Montréal (Québec)
H3B 4L2

2. NAME AND ADDRESS OF THE OFFEROR:

National Bank of Canada
600, de la Gauchetière Street West, 4th Floor
Montréal (Québec)
H3B 4L2

3. WHAT IS THE DESIGNATION OF THE CLASS(ES) OF SECURITIES THAT ARE SUBJECT TO THE BID?

Common Shares.

CUSIP Number: 633067

4. WHAT IS THE DATE AND TIME PERIOD OF THE BID?

March 5, 2002.

The Normal Course Issuer Bid (the "Bid") for the Common Shares will commence on March 5, 2002 and will terminate on the first of the following dates: (i) when the Bank will have acquired the maximum amount of Common Shares stipulated above or (ii) will have decided not to buy any more Common Shares or (iii) on March 4, 2003.

5. WHAT IS THE MAXIMUM NUMBER OF SECURITIES SOUGHT BY THE OFFEROR FOR EACH CLASS OF SECURITIES SUBJECT TO THE BID?

9,500,000 Common Shares.

6. WHAT IS THE VALUE, EXPRESSED IN CANADIAN DOLLARS, OF THE CONSIDERATION OF OFFERED PER SECURITY FOR EACH CLASS OF SECURITIES SUBJECT TO THE BID?

The market price of the Common Shares at the time of the purchase.

7. **WHAT IS THE NUMBER OF SECURITIES OF EACH CLASS SUBJECT TO THE BID, EXCLUDING THE OFFEROR'S SECURITIES, THAT ARE HELD BY SECURITY HOLDERS WHOSE LAST ADDRESS AS SHOWN ON THE BOOKS OF THE OFFEREE ISSUER IS IN ONTARIO?**

   38,672,610 Common Shares.

8. **WHAT IS THE FEE PAYABLE IN RESPECT OF THE BID, AS CALCULATED UNDER SUBSECTION 32(1) OF SCHEDULE 1?**

   A x B x C : **$ 11,568**

   Where,
   "A" is 0.02% * $ 30,00[1]
   "B" is 38,672,610 Common Shares
   "C" is 9,500,000 Common Shares / 190,566,855 Common Shares

THE INFORMATION GIVEN IN THIS REPORT IS TRUE AND COMPLETE.

Date: March 6, 2002.

NATIONAL BANK OF CANADA

Signed : *(signed) Linda Caty*
Linda Caty
Vice-President and Corporate Secretary

---

[1] 30.00 $ being the closing price of the Common Shares on the TSE on February 27, 2002, the day prior to the announcement of the Bid and of the Notice of Intention to the TSE.

Base Shelf Prospectus

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing this omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. See ''Plan of Distribution''.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE October 11, 2001

NATIONAL BANK OF CANADA

$2,500,000,000
Medium Term Notes
(subordinated indebtedness)

Medium Term Notes which are subordinated indebtedness of National Bank of Canada (the ''Bank'') due more than one year from the date of issue (the ''Notes'') may be offered for sale under this prospectus at various times until November 10, 2003 in an aggregate principal amount of up to $2.5 billion (or the equivalent in other currencies or currency units) calculated on the basis of the principal amount of Notes issued, in the case of interest bearing Notes, or on the basis of the gross proceeds received by the Bank, in the case of non-interest bearing Notes or Notes bearing interest at a rate that at the time of issuance is below market rates. Notes may be redeemed at the option of the Bank, in whole or in part, prior to their maturity date.

Other specific terms of any offering of the Notes will be described in a pricing supplement to be delivered together with this prospectus to prospective purchasers of Notes.

RATES ON APPLICATION

The Notes will be offered severally by one or more of National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc. and other dealers that may be appointed from time to time (collectively, the ''Dealers''). Under a dealer agreement dated October 11, 2001 between the Bank and the Dealers, the Notes may be purchased at various times by any of the Dealers, as agent, underwriter or principal, at prices and commissions to be agreed upon, for resale to the public at prices to be negotiated with purchasers. Resale prices may vary during the distribution period and between purchasers. The Bank may also offer the Notes to purchasers directly, pursuant to applicable registration exemptions, at prices and terms to be negotiated. See ''Plan of Distribution''.

Unless otherwise specified in the applicable pricing supplement, the Notes offered hereby will not be listed on any stock exchange. The offerings are subject to approval of certain legal matters on behalf of the Bank by McCarthy Tétrault LLP and on behalf of the Dealers by Desjardins Ducharme Stein Monast, a general partnership.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

The Notes will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act* (Canada) (the ''*Bank Act*'') and will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act*.

In the event of the insolvency or winding-up of the Bank, the Notes will rank equally and rateably with the Bank's other subordinated indebtedness and will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which, by their terms, rank in right of payment equally with or subordinate to the Notes. See ''Description of the Notes — Subordination''.

Table of Contents

Documents Incorporated by Reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2, (514) 394-6080. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number.

The following documents of the Bank, filed with the Superintendent of Financial Institutions (the "Superintendent") and the securities regulatory authorities in each of the provinces of Canada, are incorporated by reference into, and form an integral part of, this prospectus:

(a) Annual Information Form of the Bank dated November 27, 2000;

(b) Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2000, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 1999 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2000;

(c) Management Proxy Circular dated December 22, 2000 in connection with the Bank's annual meeting of shareholders held on March 7, 2001, excluding those portions which, pursuant to National Instrument 44-101, are not required to be incorporated by reference;

(d) First Quarterly Report to Shareholders of the Bank for the quarter ended January 31, 2001, which includes unaudited interim consolidated financial statements for the quarters ended January 31, 2001 and 2000 together with management's discussion and analysis;

(e) Second Quarterly Report to Shareholders of the Bank for the quarter ended April 30, 2001, which includes unaudited interim consolidated financial statements for the quarters ended April 30, 2001 and 2000 together with management's discussion and analysis;

(f) Material Change Report of the Bank dated March 7, 2001 relating to the ratification by the shareholders of the Bank of the Bank's Shareholder Rights Plan; and

(g) Third Quarterly Report to Shareholders of the Bank for the quarter ended July 31, 2001, which includes unaudited interim consolidated statements for the quarters ended July 31, 2001 and 2000 together with management's discussion and analysis.

Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by the Bank with a securities regulatory authority in Canada after the date of this prospectus and prior to the completion or withdrawal of the offering, will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or contained in this prospectus will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a

prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form, annual consolidated financial statements and management's discussion and analysis accompanying such financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis accompanying such financial statements, all interim consolidated financial statements and any management's discussion and analysis accompanying such financial statements, material change reports and management proxy information circulars filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Notes hereunder.

A pricing supplement containing the specific terms in respect of any offered Notes, updated disclosure of interest and asset coverage ratios, if applicable, and other information in relation to such offered Notes will be delivered to purchasers of such offered Notes together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such pricing supplement, but only for purposes of the offering of such offered Notes.

Updated interest and asset coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this prospectus.

In this prospectus, unless otherwise specified, all dollars amounts are expressed in Canadian dollars.

Ratings

Unless otherwise specified in a pricing supplement, the following are the provisional ratings for the Notes by the indicated rating organization.

Rating	Organization
A –	Standard & Poor's Corporation, a division of the McGraw-Hill Companies (''Standard & Poor's'')
A (low)	Dominion Bond Rating Service Limited (''DBRS'')
A2	Moody's Investors Service, Inc. (''Moody's'')

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The ''A'' rating category is the third highest granted by Standard & Poor's, DBRS and Moody's for long-term debt obligations. In addition, ''+'' and ''–'' designations in the case of Standard & Poor's, ''(low)'' and ''(high)'' designations in the case of DBRS and ''1'' to ''3'' designations in the case of Moody's indicate relative strength within the respective rating categories. Each rating organization has several categories of long-term debt obligations for which it will assign a rating. Prospective purchasers of the notes should consult the rating organization with respect to the interpretation and implications of the foregoing provisional ratings.

The foregoing ratings should not be construed as a recommendation to buy, sell or hold the Notes. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating organization in the future if, in its judgment, circumstances so warrant.

Eligibility for Investment

In the opinion of McCarthy Tétrault LLP, counsel for the Bank, and Desjardins Ducharme Stein Monast, a general partnership, counsel for the Dealers, unless otherwise specified in a pricing supplement, the Notes would, if issued on the date of this prospectus, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Bank, or a corporation with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).

The eligibility of the Notes for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards or general investment provisions provided or applicable guidelines provided therein or issued thereunder:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Insurance Act (Ontario)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
An Act respecting insurance (Québec), for an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund corporation
Supplemental Pension Plans Act (Québec), for an insured plan, as defined therein
An Act respecting trust companies and savings companies (Québec), for a trust company, as defined therein, which invests its own funds and funds received as deposits and a savings company, as defined therein
Financial Institutions Act (British Columbia)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)

National Bank of Canada

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office and registered office are located at the National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Recent Developments

On July 5, 2001 the Board of Directors of the Bank announced that Réal Raymond would succeed André Bérard as President and Chief Executive Officer of the Bank in March 2002. Mr. Raymond, who was previously President, Personal and Commercial Bank, has been chosen to succeed Mr. Bérard, Chairman of the Board and Chief Executive Officer of the Bank, as of March 2002. To ensure a smooth transition, Mr. Raymond was named President and Chief Operating Officer on July 5, 2001. Mr. Bérard will remain Chairman of the Board of the Bank after March 2002.

Changes in Share Capital and Subordinated Indebtedness

On September 27, 2001, the Bank announced its intention to redeem all of its issued and outstanding Non-cumulative Preferred Shares Series 10 ("Preferred Shares Series 10") for cash on November 16, 2001, at a redemption price of $25 per share. There are 3,680,000 Preferred Shares Series 10 issued and outstanding representing in the aggregate $92 million. The regular quarterly dividend on Preferred Shares Series 10 will be paid on November 15, 2001, to shareholders of record on October 12, 2001.

Description of Notes

The following description of the Notes and of the trust indenture dated as of September 30, 1999, as supplemented from time to time (including supplemental indentures to be entered into with respect to each tranche of Notes), (the "Trust Indenture") between the Bank and General Trust of Canada, as trustee (the "Trustee") is a summary of certain of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the Trust Indenture. Capitalized terms which are not defined have the meanings attributed to them in the Trust Indenture or Notes, as the case may be.

General Trust of Canada is a wholly-owned subsidiary of the Bank.

The following description of the Notes will apply to each Note unless otherwise specified in a pricing supplement.

General

The Notes will be issued at various times in different series of debt securities under the Trust Indenture, or may be issued under one or more other trust indentures or without a trust indenture. In each case, the terms and conditions attaching to such Notes will be set out in the applicable trust indenture, if any, and in the applicable pricing supplement.

All debt securities, including the Notes, issued or to be issued under the Trust Indenture will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act,* ranking equally and rateably with all other subordinated indebtedness of the Bank from time to time issued and outstanding under the Trust Indenture and all other subordinated indebtedness of the Bank. See "Description of Notes — Subordination" below. In the event of the insolvency or winding-up of the Bank, the subordinated indebtedness of the Bank, including the Notes, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which, by their terms, rank in right of payment equally with or are subordinate to such subordinated indebtedness.

The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.*

The following summaries of certain provisions of the Trust Indenture do not purport to be complete and are qualified in their entirety by reference to all the provisions of the Trust Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Trust Indenture are referred to, such provisions or defined terms are incorporated into this prospectus by reference.

The Trust Indenture does not limit the amount of subordinated indebtedness that may be issued thereunder. Notes may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units of account defined in terms of the currencies of two or more countries. Special federal income tax considerations applicable to any offered Notes so denominated may be described in the applicable pricing supplement. Unless otherwise indicated in the applicable pricing supplement, the Trust Indenture does not limit the principal amount of any series of Notes which may be issued.

A pricing supplement will describe the following terms of any series of Notes being offered thereby, including: (i) the specific designation, aggregate principal amount and authorized denominations of such Notes; (ii) the currency or currency unit for which the Notes may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars); (iii) the percentage of the principal amount at which such Notes will be issued; (iv) the date or dates on which such Notes will mature; (v) the rate or rates per annum at which such Notes will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which such interest will be payable and the record dates for such payments; (vii) any redemption term or terms under which such Notes may be defeased; (viii) whether such Notes are to be issued in fully registered form, registered form, bearer form or global securities and the basis of exchange, transfer and ownership thereof; (ix) any exchange or conversion terms; and (x) any other specific terms.

A pricing supplement may also describe certain income tax considerations that may apply to any offered Notes.

The Bank may set forth in a pricing supplement variable terms which are not within the options and parameters set forth in this prospectus.

Form, Denomination, Transfer

Notes issued under the Trust Indenture may be issuable solely in fully registered form without coupons ("fully registered securities"), solely in a form registered as to principal only with coupons attached ("registered securities"), solely in bearer form, with or without coupons attached ("bearer securities") or in any combination of the foregoing. The denomination of any Notes will be as set out in the pricing supplement. If a supplemental indenture relating to a series of Notes so provides, Notes may be issued, permanently or temporarily, as a global security.

Except with respect to global securities, Notes may be exchanged for Notes of any other authorized denomination, any such exchange to be for an equivalent aggregate principal amount of Notes of the same series, carrying the same rate of interest and same redemption and other provisions as the Notes being exchanged. Subject to the restrictions set forth in the Trust Indenture, exchanges of Notes of any series or transfers of any fully registered securities or registered securities may be made at the principal office of the Trustee in Montreal or at such other place or places, if any, where the Trustee, or such other registrar as the Bank may appoint as may be specified in a pricing supplement or as the Bank

may designate with the approval of the Trustee, maintains a register for the Notes pursuant to the Trust Indenture. Unless otherwise specified in the applicable pricing supplement, the Trustee will be the registrar and transfer agent for the Notes issued under the Trust Indenture. A service charge may be made for any transfer or exchange of Notes. The Bank will also require payment of a sum sufficient to cover any tax or other governmental charge.

Notes issued under the Trust Indenture with coupons attached will be negotiable and title thereto will pass by delivery unless they are registered securities. If Notes with coupons attached are issued as registered securities, the coupons when detached will continue to be payable to bearer and title to detached coupons will pass by delivery.

The Notes will be issued in fully registered form in minimum denominations of $1,000 unless otherwise specified in a pricing supplement. Notes may also be denominated in non-Canadian currencies, if so specified in a pricing supplement.

Unless otherwise specified in a pricing supplement, the Notes will be issued in fully registered book-entry form (a ''Book-Entry Note'') represented by one or more fully registered global securities (the ''Global Notes'') deposited with, or on behalf of, The Canadian Depository for Securities Limited (''CDS'') and registered in the name of CDS or its nominee. Interests in the Global Notes will be shown on, and transfers will be effected only through, records maintained by CDS (with respect to its participants) and Dealers or other registered dealers who are participants in CDS (each, a ''CDS Participant'') (with respect to other persons having an interest (the ''Beneficial Owners'')) and with CDS Participants (with respect to Beneficial Owners). On the date of closing, the Trustee will cause the Notes to be delivered to CDS and registered in the name of its nominee. All Notes bearing interest at the same rate or pursuant to the same formula and having the same date of issue, redemption provisions, repayment provisions and stated maturity date will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Notes will be made only through the depository services of CDS.

Except as described below, a Beneficial Owner will not be entitled to a certificate or other instrument from the Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a CDS Participant. Such purchaser will receive a confirmation of purchase from the Dealer from whom Notes are purchased.

Neither the Bank nor the Dealers will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Notes held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Notes; or (c) any advice or representation made by or with respect to CDS, including those contained in this prospectus, and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a CDS Participant. The rules governing CDS provide that it acts as the agent and depository for CDS Participants. As a result, such CDS Participant must look solely to CDS and Beneficial Owners must look solely to CDS Participants for the payment of the principal and interest or premium, if any, on the Notes paid by or on behalf of the Bank to CDS.

The Notes will be issued to Beneficial Owners in fully registered and certificated form (the ''Note Certificates'') only if: (i) required by applicable law; (ii) the book-based system ceases to exist; (iii) the Bank or CDS advises the Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Notes and the Bank is unable to locate a qualified successor; (iv) the Bank, at its option, decides to terminate its present arrangements with CDS; or (v) after the occurrence of an event of default, CDS Participants acting on behalf of Beneficial Owners, representing, in the aggregate, more than 50% of the aggregate principal amount of the Notes then outstanding, advise CDS in writing that the continuation of a book-based system through CDS is no longer in their best interest. Upon the occurrence of any of these events, the Trustee must notify CDS, for and on behalf of CDS Participants and Beneficial Owners, of the availability through CDS of Note Certificates. Upon surrender by CDS of the certificates representing the Notes and receipt of instructions from CDS for the new registrations, the Trustee will deliver the Notes in the form of Note Certificates and thereafter the Bank will recognize the holders of such Note Certificates as Noteholders under the Trust Indenture.

Interest on the Notes will be paid through CDS while the book-based system is in effect. If Note Certificates are issued, interest will be paid by cheque drawn on the Bank and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Principal of the Notes and the interest due at maturity will be paid directly to CDS while the book-based system is in effect. If Note Certificates are issued, principal of the Notes and the interest due at maturity will be paid upon surrender thereof at any branch of the Bank in Canada.

Interest

The Notes will be issued as floating rate Notes or fixed rate Notes, or a combination of both, and at an interest rate all as specified in a pricing supplement.

Each fixed rate Note will bear interest from the later of the date of such Note and the last interest payment date to which interest has been paid or made available for payment on such Note provided that, in respect of the first interest payment date after the issuance thereof, each fixed rate Note will bear interest from the date of such Note.

Interest on each fixed rate Note will be payable on such dates as are specified in the applicable pricing supplement. Interest payments on each interest payment date for fixed rate Notes will include interest accrued to, but excluding, such interest payment date.

Unless otherwise specified in a pricing supplement, floating rate interest for each quarterly interest period will be calculated on the basis of the actual number of days in the period, divided by 365, or 366 in a leap year.

If any interest payment date would otherwise fall on a day that is not a business day, payment will be postponed until the next succeeding business day (without any additional interest or other payment in respect of the delay).

A ''business day'' means a day on which banks are open for business in Toronto and Montreal and which is not a Saturday or Sunday.

Events of Default

The Trust Indenture provides that an event of default in respect of the Notes will occur only if the Bank becomes insolvent or bankrupt or subject to the provisions of the *Winding-Up and Restructuring Act* (Canada), if the Bank goes into liquidation either voluntarily or under an order of a court of competent jurisdiction, or if the Bank otherwise acknowledges its insolvency (in each case, an ''Event of Default''). However, a resolution or order for winding-up the Bank, with a view to its amalgamation, consolidation, merger, restructuring or reorganization with another bank or the transfer of its assets as an entirety to such other bank, as described under ''Description of Notes — Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization'' below, does not entitle a holder to demand payment of principal prior to maturity.

If an Event of Default has occurred and is continuing, the Trustee may, in its discretion, and will upon the request in writing of the holders of 25% in principal amount of debentures then outstanding under the Trust Indenture (debt securities outstanding under the Trust Indenture, including the Notes, being referred to herein as ''debentures outstanding under the Trust Indenture'', ''debentures under the Trust Indenture'' or ''debentures'') declare the principal, premium, if any, and interest on all debentures outstanding under the Trust Indenture to be immediately due and payable. However, the Trustee or the holders of not less than 51% in principal amount of debentures then outstanding under the Trust Indenture may, in certain circumstances, cancel or annul the acceleration and waive the Event of Default. Subject to any such waiver and the provisions of any Extraordinary Resolution (as defined under ''Description of Notes — Certain Definitions'' below), if the Bank fails to pay promptly any principal, premium, if any, and interest declared by the Trustee to be due and payable following an Event of Default, the Trustee may in its discretion or will upon receiving notice of and being directed by holders of 25% in principal amount of debentures then outstanding under the Trust Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to obtain or enforce payment of the amounts due and payable together with other amounts due under the Trust Indenture by any remedy provided by law, whether by legal proceedings or otherwise. Holders of Notes outstanding under the Trust Indenture may not enforce the Trust Indenture or the Notes except as provided in the Trust Indenture.

Holders of debentures outstanding under the Trust Indenture may, by Extraordinary Resolution, direct and control the actions of the Trustee or of any holder of debentures or coupons bringing an action after the failure of the Trustee to act in any proceedings against the Bank. The Trustee is required, within 30 days of becoming aware of an Event of Default, to give notice to the holders of debentures outstanding under the Trust Indenture unless the Trustee reasonably determines that the withholding of notice of a continuing default is in the best interests of the holders.

Subordination

The Notes issued under the Trust Indenture and any coupons will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act,* which in the event of the insolvency or winding-up of the Bank will rank equally and rateably with but not prior to all other subordinated indebtedness of the

Bank, including the debentures under the trust indenture dated as of March 15, 1981, as amended and supplemented, between the Bank and the Trustee (the "1981 Indenture") and will be subordinate in right of payment to the prior payment in full of (i) Indebtedness of the Bank then outstanding, other than Subordinated Indebtedness, and (ii) all indebtedness to which the debentures under the 1981 Indenture are subordinate in right of payment to the same extent as the debentures under the 1981 Indenture are subordinate thereto under the terms of the 1981 Indenture. The definitions of certain terms used in the preceding paragraph can be found below under "Description of Notes — Certain Definitions".

Redemption and Purchase

If specified in the supplemental indenture relating to the issue of a series of Notes, the Bank may from time to time prior to maturity, at its option, redeem the Notes of such series either in whole or in part, at such rates of premium, if any, and subject to such conditions, if any, determined at the time of issue. All redemptions are subject to applicable law and, where applicable, the approval of the Superintendent.

In addition, the Bank may (subject, where applicable, to the approval of the Superintendent) purchase debentures of any series outstanding under the Trust Indenture in the market, by tender or by private contract at such price or prices and upon such terms and conditions as the Bank in its absolute discretion may determine, subject, however, to any applicable law restricting the purchase of debentures and to such restrictions or conditions, if any, as determined at the time of the issue of the debentures and as will have been expressed in the debentures or the supplemental indenture authorizing or providing for their issue.

Exchanges of Notes for Term Notes

If specified in the supplemental indenture relating to the issue of a series of Notes, a holder of Notes of such series will be entitled to, but only upon notice from the Bank, which may be given from time to time only with the prior approval of the Superintendent, exchange all, but not less than all, of such holder's Notes of such series on the date specified in the notice for an equal aggregate principal amount of term notes of the Bank, together with accrued and unpaid interest to the date of exchange. The material attributes of the term notes will be the same as those of the exchanged Notes, except that the term notes will rank senior to the Notes and equally with the deposit liabilities of the Bank and will include events of default related to default in the payment of principal or interest due thereon. Any such notice from the Bank will be given not less than 30 days nor more than 60 days prior to the date fixed for the exchange.

Conversion of Notes into New Debentures

If specified in the supplemental indenture relating to the issue of a series of Notes, a holder of Notes of such series will be entitled to, but only upon notice from the Bank, which may be given from time to time only with the prior approval of the Superintendent, convert, without payment of additional consideration, all, but not less than all, of such holder's Notes of such series on the date specified in the notice into an equal aggregate principal amount of new debentures issued by the Bank, together with accrued and unpaid interest to the date of conversion. Any such notice from the Bank will be given not less than 30 days and nor more than 60 days prior to the date fixed for the conversion.

Covenants

The Bank covenants that it will: (i) duly and punctually pay or cause to be paid the principal, premium, if any, and interest payable in respect of the Notes issued under the Trust Indenture, in accordance with the terms and subject to the conditions contained in the Trust Indenture and the Notes issued under the Trust Indenture; (ii) carry on and conduct the business of banking in a proper and efficient manner and that it will do or cause to be done all things which it may lawfully do or cause to be done to preserve and keep in full force and effect its corporate existence (provided that this covenant will not prevent any amalgamation, consolidation, merger, restructuring or reorganization of the Bank or any sale or transfer of all or substantially all of its undertaking and assets, as described under "Description of Notes — Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization" below); (iii) pay the Trustee reasonable remuneration for its services as trustee and repay the Trustee all monies paid by the Trustee in the execution of its obligations under the Trust Indenture, such monies, including the Trustee's remuneration, to be payable out of any funds coming into the possession of the Trustee and payable in priority to the principal, premium, if any, or interest of the Notes issued under the Trust Indenture; (iv) not directly or indirectly extend or assent to the extension of time for payment of any coupons or interest payable in respect of the Notes issued under the Trust Indenture; (v) not create, incur or permit the existence of indebtedness which, in the event of the insolvency or winding-up of the Bank,

will rank subordinate to deposit liabilities and in priority to subordinated indebtedness issued and outstanding pursuant to the Trust Indenture; and (vi) provide annually to the Trustee a certificate stating that the Bank has complied with all requirements contained in the Trust Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default under the Trust Indenture, or, if there has been a failure to so comply, giving particulars of such failure to comply. In addition, a pricing supplement may specify additional covenants with respect to a series of Notes issued under the Trust Indenture.

Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization

The Bank, without the consent of any holders of debentures outstanding under the Trust Indenture, may amalgamate, consolidate or merge or carry out any restructuring or reorganization transaction with any other bank or transfer its undertaking and assets as a whole or substantially as a whole to another bank provided that (i) the bank resulting from such amalgamation, consolidation, merger, restructuring or reorganization or to which such transfer is made (the ''Successor Bank'') will be lawfully entitled to acquire and operate the undertaking and assets of the Bank, (ii) as part of such amalgamation, consolidation, merger, transfer, restructuring or reorganization and in consideration thereof, the Successor Bank enters into a covenant with the Trustee by way of supplemental indenture to pay punctually when due the principal, premium, if any, and interest and other monies due or which may become due hereunder and to perform and observe punctually all the obligations of the Bank under the Trust Indenture and under the debentures outstanding thereunder, and (iii) every such amalgamation, consolidation, merger, transfer, restructuring or reorganization will be made on such terms and at such times and otherwise in such manner as will be approved by the Bank and by the Trustee as not being prejudicial to the interests of holders of debentures outstanding under the Trust Indenture and as preserving and not impairing the rights and powers of the Trustee and holders of debentures outstanding thereunder and the Bank will furnish to the Trustee an opinion of counsel to this effect and as to compliance with (i) and (ii) above.

Discharge and Satisfaction

The Trustee will, at the request of the Bank, release and discharge the Trust Indenture and execute and deliver such instruments as are required to release the Bank from its covenants under the Trust Indenture (other than the provisions relating to indemnification of the Trustee), upon proof reasonably satisfactory to the Trustee being given (i) that the principal of, premium, if any, and interest (including interest amounts in default, if any) on all debentures outstanding under the Trust Indenture and all other monies payable under the Trust Indenture have been paid or satisfied, or (ii) that all the debentures outstanding under the Trust Indenture have matured or have been duly called for redemption or retirement or the Trustee has been given irrevocable instructions by the Bank to give within 90 days notice of redemption of all debentures outstanding under the Trust Indenture, and such payment or redemption has been duly and efficiently provided for by payment to the Trustee or otherwise; and upon payment of all costs, charges and expenses properly incurred by the Trustee pursuant to the Trust Indenture and all interest thereon and the remuneration of the Trustee, or upon provisions satisfactory to the Trustee being made.

Modification

The Trust Indenture provides that modifications and alterations of the Trust Indenture and of the debentures outstanding under the Trust Indenture may be made if authorized by Extraordinary Resolution. If any modification or alteration affects the rights of the holders of any series of debentures in a manner substantially different from that in which it affects the holders of other series, such Extraordinary Resolution must, in addition, be approved in a similar manner by the holders of the series of debentures so affected. The Trust Indenture provides that the quorum for meeting of holders of debentures outstanding thereunder at which a resolution will be considered will be holders representing at least 25% in principal amount of the debentures then outstanding under the Trust Indenture, provided that there are no quorum requirements at any adjourned meetings.

Governing Law

The Trust Indenture and any Notes issued thereunder and, unless otherwise specified in a pricing supplement, any other trust indenture and the debentures issued thereunder will be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada as applicable therein.

Certain Definitions

A summary of certain of the defined terms used in the Trust Indenture is set forth below. Reference is made to the Trust Indenture for the full definition of all such terms as well as any other terms for which no definition is provided in this prospectus.

''Debentures under the 1981 Indenture'' means the debentures of the Bank issued and certified under the 1981 Indenture and indentures supplemental thereto and for the time being outstanding.

''Extraordinary Resolution'' means a resolution passed by the affirmative vote of the holders of not less than two-thirds in principal amount of the debentures affected by such modification or alteration, present or represented and voted at a meeting of such debenture holders, or an instrument or instruments in writing signed by the holders of not less than two-thirds in principal amount of such debentures then outstanding.

''Indebtedness'' at any time means:

(i) the deposit liabilities of the Bank at such time; and

(ii) all other liabilities and obligations of the Bank to third parties (other than fines or penalties which, pursuant to the *Bank Act,* are a last charge on the assets of a bank in the case of insolvency of such bank and obligations to shareholders of the Bank, as such) which would entitle such third parties to participate in a distribution of the Bank's assets in the event of the insolvency or winding-up of the Bank.

''Subordinated Indebtedness'' at any time means:

(i) the liability of the Bank in respect of the principal of and premium, if any, and interest on the debentures under the Trust Indenture and the debentures under the 1981 Indenture;

(ii) any Indebtedness which ranks equally with and not prior to the debentures under the Trust Indenture or the debentures under the 1981 Indenture in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all Indebtedness to which the debentures under the Trust Indenture are subordinate in right of payment to at least the same extent as the debentures under the Trust Indenture are subordinate thereto under the provisions of the Trust Indenture; and

(iii) any Indebtedness which ranks subordinate to and not equally with or prior to the debentures under the Trust Indenture or the debentures under the 1981 Indenture in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all Indebtedness to which the debentures under the Trust Indenture are subordinate in right of payment to at least the same extent as the debentures under the Trust Indenture are subordinate thereto under the provisions of the Trust Indenture.

Interest and Asset Coverages

The following consolidated financial ratios, on a Canadian Generally Accepted Accounting Principles basis, which give effect to the debenture issues since July 31, 2001 and October 31, 2000, respectively, are calculated as at, or for the twelve-month periods ended, July 31, 2001 and October 31, 2000:

	July 31, 2001	**October 31, 2000**
	(unaudited)	(unaudited)
Interest coverage on subordinated debentures	9.1 times	9.4 times
Net asset coverage for each $1,000 principal amount of subordinated debentures	3.2 times	3.5 times

The ratios as at July 31, 2001 and October 31, 2000 or for the twelve-month period then ended are based on financial information which are unaudited. In the opinion of the Bank, all adjustments necessary for a fair presentation of the results for the unaudited periods have been made. Foreign currency amounts have been translated to Canadian dollars using rates of exchange as at July 31, 2001 and October 31, 2000, respectively.

Share Capital, Subordinated Indebtedness and Retained Earnings

The following table sets out the share capital, subordinated indebtedness and retained earnings of the Bank as at the respective dates:

	Proforma July 31, 2001[1]	July 31, 2001	October 31, 2000
	(unaudited)	(unaudited) ($ millions)	(unaudited)
Subordinated Debentures	$1,627	$1,627	$1,361
Capital Stock — Preferred	$ 400	$ 492	$ 492
— Common	$1,666	$1,666	$1,653
Retained Earnings	$1,866	$1,866	$1,683

(1) After giving effect to the redemption of $92 million aggregate principal amount of Preferred Shares Series 10 for cash on November 16, 2001.

Plan of Distribution

The Notes will be offered severally by one or more of National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc. and other dealers that may be appointed from time to time by the Bank (collectively, the "Dealers"). Under a dealer agreement dated October 11, 2001 between the Bank and the Dealers, the Notes may be purchased at various times by any of the Dealers, as agent, underwriter or as principal, at prices and commissions to be agreed upon, for resale to the public at prices to be negotiated with purchasers. Resale prices may vary during the distribution period and between purchasers. The Bank may also offer the Notes to purchasers directly, pursuant to registration exemptions, at prices and terms to be negotiated.

The Notes are not and will not be, registered under the United States *Securities Act of 1933*, as amended, and the underwriters have agreed not to (i) buy or offer to buy, (ii) sell or offer to sell or (iii) solicit any offer to buy any Notes as part of any distribution under this prospectus in the United States, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account of, a U.S. person, except pursuant to exemptions from the United States *Securities Act of 1933.*

If underwriters are used in the sale, the Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Notes will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Notes of the series offered by the pricing supplement if any of such Notes are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

The Notes may also be sold directly by the Bank at such prices and upon such terms as agreed to by the Bank and the purchaser or through agents designated by the Bank from time to time. Any agent involved in the offering and sale of the Notes in respect of which this prospectus is delivered will be named, and any commissions payable by the Bank to such agent will be set forth, in the pricing supplement. Unless otherwise indicated in the pricing supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Bank may agree to pay the underwriters a commission for various services relating to the issue and sale of any Notes offered hereby. Any such commission will be paid out of the general funds of the Bank. Underwriters, dealers and agents who participate in the distribution of the Notes may be entitled, under agreements to be entered into with the Bank, to indemnification by the Bank against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may be customers of, engage in transactions with or perform services for the Bank in the ordinary course of business.

In connection with any offering of the Notes, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

Risk Factors

An investment in Notes of the Bank is subject to certain risks.

The value of Notes will be affected by the general creditworthiness of the Bank. The section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2000, and management's discussion and analysis contained in the Bank's Quarterly Reports for the quarters ended January 31, 2001, April 30, 2001 and July 31, 2001 under the section entitled "Financial Results", are incorporated by reference. Subsequent discussions and analyses for interim and full year periods subsequent to the date of this prospectus will be incorporated by reference. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Bank's business, financial condition or results of operations.

Real or anticipated changes in credit ratings on the Notes may affect the market value of Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank's liquidity, business, financial condition or results of operations.

See "Interest and Asset Coverages" which is relevant to an assessment of the risk that the Bank will be unable to pay interest or principal on Notes when due.

Holders of Notes and other subordinated indebtedness have a limited right to accelerate payment of principal on default. A default may be declared and the obligation to repay principal accelerated only in prescribed circumstances summarized under "Description of Notes — Events of Default".

The Notes are direct unsecured obligations of the Bank, constituting subordinated indebtedness for the purposes of the *Bank Act*, ranking at least equally and rateably with other subordinated indebtedness of the Bank from time to time issued and outstanding. In the event of insolvency or winding up of the Bank, the indebtedness evidenced by debentures issued by the Bank, including the Notes, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except liabilities which by their terms rank in right of payment equally with or subordinate to indebtedness evidenced by such debentures. Except to the extent regulatory capital requirements affect the Bank's decisions to issue subordinated or more senior debt, there is no limit on the Bank's ability to incur additional subordinated or more senior debt.

The Bank does not expect to list Notes on any stock exchange and there can be no assurance that there will be a secondary market for the Notes. The underwriters, dealers or agents of the Notes, if any, may from time to time purchase and sell Notes in the secondary market or make a market for the Notes, but will not be obliged to do so. There can be no assurance as to a secondary market for the Notes, liquidity in any such market or any market making activities by any of the foregoing.

Prevailing interest rates will affect the market value of Notes which carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of Notes which carry a fixed interest rate will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Notes denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable pricing supplement.

Use of Proceeds

Unless otherwise specified in the pricing supplement, the net proceeds to the Bank from the sale of the Notes will be added to the general funds of the Bank and will be used for general banking purposes. Except as otherwise set forth in the prospectus supplement, the purpose of an issue of Notes will be to enlarge the Bank's general funds.

Legal Matters

Unless otherwise specified in the pricing supplement, certain legal matters relating to the Notes offered by a pricing supplement will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP and on behalf of the Dealers by Desjardins Ducharme Stein Monast, a general partnership.

As at September 28, 2001, the partners and associates of McCarthy Tétrault LLP and Desjardins Ducharme Stein Monast, a general partnership, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of the Bank or its affiliates or associates. Mr. Gérard Coulombe, Q.C., a senior partner of Desjardins Ducharme Stein Monast, a general partnership, is a director of the Bank.

Purchaser's Statutory Rights

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in certain jurisdictions, damages where the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

Certificate of the Bank

Dated: October 11, 2001

This short form prospectus together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s) constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the *Bank Act* and the regulations thereunder and the securities legislation of all provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) ANDRÉ BÉRARD
Chairman of the Board
and Chief Executive Officer

(Signed) JEAN TURMEL
President, Financial Markets,
Treasury and Investment Bank
(as Chief Financial Officer)

On behalf of the Board of Directors

(Signed) PAUL GOBEIL
Director

(Signed) ROBERT PARIZEAU
Director

Certificate of the Dealers

Dated: October 11, 2001

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in the prospectus by reference will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the *Bank Act* and the regulations thereunder and the securities legislation of all provinces of Canada and will not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) IAN MCPHERSON

BMO NESBITT BURNS INC.	CASGRAIN & COMPANY LIMITED	CIBC WORLD MARKETS INC.
By: (Signed) DAVID BLUSTEIN	By: (Signed) GASTON SIMONEAU	By: (Signed) CHARLES ST-GERMAIN
HSBC SECURITIES (CANADA) INC.	LAURENTIAN BANK SECURITIES INC.	MERRILL LYNCH CANADA INC.
By: (Signed) PATRICK NOLAN	By: (Signed) MICHEL RICHARD	By: (Signed) MARIANNE HARRIS
RBC DOMINION SECURITIES INC.	SCOTIA CAPITAL INC.	TD SECURITIES INC.
By: (Signed) LARRY BATES	By: (Signed) MATTHEW FRANK	By: (Signed) PAUL NOREAU

The following includes the names of every person having an interest, either directly or indirectly, to the extent of not less than 5% in the capital of:

NATIONAL BANK FINANCIAL INC.: an indirect wholly-owned subsidiary of the Bank;

BMO NESBITT BURNS INC.: a wholly-owned subsidiary of BMO Nesbitt Burns Corporation Limited; an indirect majority-owned subsidiary of a Canadian chartered bank;

CASGRAIN & COMPANY LIMITED: a subsidiary of a private holding company;

CIBC WORLD MARKETS INC.: a wholly-owned subsidiary of a Canadian chartered bank;

HSBC SECURITIES (CANADA) INC.: a wholly-owned subsidiary of a Canadian chartered bank;

LAURENTIAN BANK SECURITIES INC.: a wholly-owned subsidiary of a Canadian chartered bank;

MERRILL LYNCH CANADA INC.: a wholly-owned indirect subsidiary of Merrill Lynch & Co., Inc.;

RBC DOMINION SECURITIES INC.: a wholly-owned subsidiary of a Canadian chartered bank;

SCOTIA CAPITAL INC.: a wholly-owned subsidiary of a Canadian chartered bank; and

TD SECURITIES INC.: a wholly-owned subsidiary of a Canadian chartered bank.

A copy of this preliminary short form prospectus has been filed with the Superintendent of Financial Institutions and the securities regulatory authorities in all provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

Base Shelf Prospectus

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing this omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. See "Plan of Distribution".

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE October 1, 2001

NATIONAL BANK OF CANADA

$2,500,000,000
Medium Term Notes
(subordinated indebtedness)

Medium Term Notes which are subordinated indebtedness of National Bank of Canada (the "Bank") due more than one year from the date of issue (the "Notes") may be offered for sale under this prospectus at various times until ●, 2003 in an aggregate principal amount of up to $2.5 billion (or the equivalent in other currencies or currency units) calculated on the basis of the principal amount of Notes issued, in the case of interest bearing Notes, or on the basis of the gross proceeds received by the Bank, in the case of non-interest bearing Notes or Notes bearing interest at a rate that at the time of issuance is below market rates. Notes may be redeemed at the option of the Bank, in whole or in part, prior to their maturity date.

Other specific terms of any offering of the Notes will be described in a pricing supplement to be delivered together with this prospectus to prospective purchasers of Notes.

RATES ON APPLICATION

The Notes will be offered severally by one or more of National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc. and other dealers that may be appointed from time to time (collectively, the "Dealers"). Under a dealer agreement dated October ●, 2001 between the Bank and the Dealers, the Notes may be purchased at various times by any of the Dealers, as agent, underwriter or principal, at prices and commissions to be agreed upon, for resale to the public at prices to be negotiated with purchasers. Resale prices may vary during the distribution period and between purchasers. The Bank may also offer the Notes to purchasers directly, pursuant to applicable registration exemptions, at prices and terms to be negotiated. See "Plan of Distribution".

Unless otherwise specified in the applicable pricing supplement, the Notes offered hereby will not be listed on any stock exchange. The offerings are subject to approval of certain legal matters on behalf of the Bank by McCarthy Tétrault LLP and on behalf of the Dealers by Desjardins Ducharme Stein Monast, a general partnership.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

The Notes will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act* (Canada) (the "*Bank Act*") and will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.*

In the event of the insolvency or winding-up of the Bank, the Notes will rank equally and rateably with the Bank's other subordinated indebtedness and will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which, by their terms, rank in right of payment equally with or subordinate to the Notes. See "Description of the Notes — Subordination".

Table of Contents

Documents Incorporated by Reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2, (514) 394-6080. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number.

The following documents of the Bank, filed with the Superintendent of Financial Institutions (the "Superintendent") and the securities regulatory authorities in each of the provinces of Canada, are incorporated by reference into, and form an integral part of, this prospectus:

(a) Annual Information Form of the Bank dated November 27, 2000;

(b) Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2000, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 1999 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2001;

(c) Management Proxy Circular dated December 22, 2000 in connection with the Bank's annual meeting of shareholders held on March 7, 2001, excluding those portions which, pursuant to National Instrument 44-101, are not required to be incorporated by reference;

(d) First Quarterly Report to Shareholders of the Bank for the quarter ended January 31, 2001, which includes unaudited interim consolidated financial statements for the quarters ended January 31, 2001 and 2000 together with management's discussion and analysis;

(e) Second Quarterly Report to Shareholders of the Bank for the quarter ended April 30, 2001, which includes unaudited interim consolidated financial statements for the quarters ended April 30, 2001 and 2000 together with management's discussion and analysis;

(f) Material Change Report of the Bank dated March 7, 2001 relating to the ratification by the shareholders of the Bank of the Bank's Shareholder Rights Plan; and

(g) Third Quarterly Report to Shareholders of the Bank for the quarter ended July 31, 2001, which includes unaudited interim consolidated statements for the quarters ended July 31, 2001 and 2000 together with management's discussion and analysis.

Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by the Bank with a securities regulatory authority in Canada after the date of this prospectus and prior to the completion or withdrawal of the offering, will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or contained in this prospectus will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The

making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form, annual consolidated financial statements and management's discussion and analysis accompanying such financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis accompanying such financial statements, all interim consolidated financial statements and any management's discussion and analysis accompanying such financial statements, material change reports and management proxy information circulars filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Notes hereunder.

A pricing supplement containing the specific terms in respect of any offered Notes, updated disclosure of interest and asset coverage ratios, if applicable, and other information in relation to such offered Notes will be delivered to purchasers of such offered Notes together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such pricing supplement, but only for purposes of the offering of such offered Notes.

Updated interest and asset coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this prospectus.

In this prospectus, unless otherwise specified, all dollars amounts are expressed in Canadian dollars.

Ratings

Unless otherwise specified in a pricing supplement, the following are the provisional ratings for the Notes by the indicated rating organization.

Rating	Organization
A –	Standard & Poor's, a division of the McGraw-Hill Companies ("Standard & Poor's")
A (low)	Dominion Bond Rating Service Limited ("DBRS")
A2	Moody's Investors Service ("Moody's")

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The "A" rating category is the third highest granted by Standard & Poor's, DBRS and Moody's for long-term debt obligations. In addition, "+" and "–" designations in the case of Standard & Poor's, "(low)" and "(high)" designations in the case of DBRS and "1" to "3" designations in the case of Moody's indicate relative strength within the respective rating categories. Each rating organization has several categories of long-term debt obligations for which it will assign a rating. Prospective purchasers of the notes should consult the rating organization with respect to the interpretation and implications of the foregoing provisional ratings.

The foregoing ratings should not be construed as a recommendation to buy, sell or hold the Notes. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating organization in the future if, in its judgment, circumstances so warrant.

Eligibility for Investment

In the opinion of McCarthy Tétrault LLP, counsel for the Bank, and Desjardins Ducharme Stein Monast, a general partnership, counsel for the Dealers, unless otherwise specified in a pricing supplement, the Notes would, if issued on the date of this prospectus, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Bank, or a corporation with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).

The eligibility of the Notes for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards or general investment provisions provided or applicable guidelines provided therein or issued thereunder:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Insurance Act (Ontario)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
An Act respecting insurance (Québec), for an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund corporation
Supplemental Pension Plans Act (Québec), for an insured plan, as defined therein
An Act respecting trust companies and savings companies (Québec), for a trust company, as defined therein, which invests its own funds and funds received as deposits and a savings company, as defined therein
Financial Institutions Act (British Columbia)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)

National Bank of Canada

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office and registered office are located at the National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Recent Developments

On July 5, 2001 the Board of Directors of the Bank announced that Réal Raymond would succeed André Bérard as President and Chief Executive Officer of the Bank in March 2002. Mr. Raymond, who was previously President, Personal and Commercial Bank, has been chosen to succeed Mr. Bérard, Chairman of the Board and Chief Executive Officer of the Bank, as of March 2002. To ensure a smooth transition, Mr. Raymond was named President and Chief Operating Officer on July 5, 2001. Mr. Bérard will remain Chairman of the Board of the Bank after March 2002.

Changes in Share Capital and Subordinated Indebtedness

On September 27, 2001, the Bank announced its intention to redeem all of its issued and outstanding Non-cumulative Preferred Shares Series 10 (''Preferred Shares Series 10'') for cash on November 16, 2001, at a redemption price of $25 per share. There are 3,680,000 Preferred Shares Series 10 issued and outstanding representing in the aggregate $94 million. The regular quarterly dividend on Preferred Shares Series 10 will be paid on November 15, 2001, to shareholders of record on October 12, 2001.

Description of Notes

The following description of the Notes and of the trust indenture dated as of September 30, 1999, as supplemented from time to time (including supplemental indentures to be entered into with respect to each tranche of Notes), (the ''Trust Indenture'') between the Bank and General Trust of Canada, as trustee (the ''Trustee'') is a summary of certain of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the Trust Indenture. Capitalized terms which are not defined have the meanings attributed to them in the Trust Indenture or Notes, as the case may be.

General Trust of Canada is a wholly-owned subsidiary of the Bank.

The following description of the Notes will apply to each Note unless otherwise specified in a pricing supplement.

General

The Notes will be issued at various times in different series of debt securities under the Trust Indenture, or may be issued under one or more other trust indentures or without a trust indenture. In each case, the terms and conditions attaching to such Notes will be set out in the applicable trust indenture, if any, and in the applicable pricing supplement.

All debt securities, including the Notes, issued or to be issued under the Trust Indenture will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act*, ranking equally and rateably with all other subordinated indebtedness of the Bank from time to time issued and outstanding under the Trust Indenture and all other subordinated indebtedness of the Bank. See "Description of Notes — Subordination" below. In the event of the insolvency or winding-up of the Bank, the subordinated indebtedness of the Bank, including the Notes, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which, by their terms, rank in right of payment equally with or are subordinate to such subordinated indebtedness.

The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act*.

The following summaries of certain provisions of the Trust Indenture do not purport to be complete and are qualified in their entirety by reference to all the provisions of the Trust Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Trust Indenture are referred to, such provisions or defined terms are incorporated into this prospectus by reference.

The Trust Indenture does not limit the amount of subordinated indebtedness that may be issued thereunder. Notes may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units of account defined in terms of the currencies of two or more countries. Special federal income tax considerations applicable to any offered Notes so denominated may be described in the applicable pricing supplement. Unless otherwise indicated in the applicable pricing supplement, the Trust Indenture does not limit the principal amount of any series of Notes which may be issued.

A pricing supplement will describe the following terms of any series of Notes being offered thereby, including: (i) the specific designation, aggregate principal amount and authorized denominations of such Notes; (ii) the currency or currency unit for which the Notes may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars); (iii) the percentage of the principal amount at which such Notes will be issued; (iv) the date or dates on which such Notes will mature; (v) the rate or rates per annum at which such Notes will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which such interest will be payable and the record dates for such payments; (vii) any redemption term or terms under which such Notes may be defeased; (viii) whether such Notes are to be issued in fully registered form, registered form, bearer form or global securities and the basis of exchange, transfer and ownership thereof; (ix) any exchange or conversion terms; and (x) any other specific terms.

A pricing supplement may also describe certain income tax considerations that may apply to any offered Notes.

The Bank may set forth in a pricing supplement variable terms which are not within the options and parameters set forth in this prospectus.

Form, Denomination, Transfer

Notes issued under the Trust Indenture may be issuable solely in fully registered form without coupons ("fully registered securities"), solely in a form registered as to principal only with coupons attached ("registered securities"), solely in bearer form, with or without coupons attached ("bearer securities") or in any combination of the foregoing. The denomination of any Notes will be as set out in the pricing supplement. If a supplemental indenture relating to a series of Notes so provides, Notes may be issued, permanently or temporarily, as a global security.

Except with respect to global securities, Notes may be exchanged for Notes of any other authorized denomination, any such exchange to be for an equivalent aggregate principal amount of Notes of the same series, carrying the same rate of interest and same redemption and other provisions as the Notes being exchanged. Subject to the restrictions set forth in the Trust Indenture, exchanges of Notes of any series or transfers of any fully registered securities or registered securities may be made at the principal office of the Trustee in Montreal or at such other place or places, if any, where the Trustee, or such other registrar as the Bank may appoint as may be specified in a pricing supplement or as the Bank

may designate with the approval of the Trustee, maintains a register for the Notes pursuant to the Trust Indenture. Unless otherwise specified in the applicable pricing supplement, the Trustee will be the registrar and transfer agent for the Notes issued under the Trust Indenture. A service charge may be made for any transfer or exchange of Notes. The Bank will also require payment of a sum sufficient to cover any tax or other governmental charge.

Notes issued under the Trust Indenture with coupons attached will be negotiable and title thereto will pass by delivery unless they are registered securities. If Notes with coupons attached are issued as registered securities, the coupons when detached will continue to be payable to bearer and title to detached coupons will pass by delivery.

The Notes will be issued in fully registered form in minimum denominations of $1,000 unless otherwise specified in a pricing supplement. Notes may also be denominated in non-Canadian currencies, if so specified in a pricing supplement.

Unless otherwise specified in a pricing supplement, the Notes will be issued in fully registered book-entry form (a ''Book-Entry Note'') represented by one or more fully registered global securities (the ''Global Notes'') deposited with, or on behalf of, The Canadian Depository for Securities Limited (''CDS'') and registered in the name of CDS or its nominee. Interests in the Global Notes will be shown on, and transfers will be effected only through, records maintained by CDS (with respect to its participants) and Dealers or other registered dealers who are participants in CDS (each, a ''CDS Participant'') (with respect to other persons having an interest (the ''Beneficial Owners'')) and with CDS Participants (with respect to Beneficial Owners). On the date of closing, the Trustee will cause the Notes to be delivered to CDS and registered in the name of its nominee. All Notes bearing interest at the same rate or pursuant to the same formula and having the same date of issue, redemption provisions, repayment provisions and stated maturity date will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Notes will be made only through the depository services of CDS.

Except as described below, a Beneficial Owner will not be entitled to a certificate or other instrument from the Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a CDS Participant. Such purchaser will receive a confirmation of purchase from the Dealer from whom Notes are purchased.

Neither the Bank nor the Dealers will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Notes held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Notes; or (c) any advice or representation made by or with respect to CDS, including those contained in this prospectus, and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a CDS Participant. The rules governing CDS provide that it acts as the agent and depository for CDS Participants. As a result, such CDS Participant must look solely to CDS and Beneficial Owners must look solely to CDS Participants for the payment of the principal and interest or premium, if any, on the Notes paid by or on behalf of the Bank to CDS.

The Notes will be issued to Beneficial Owners in fully registered and certificated form (the ''Note Certificates'') only if: (i) required by applicable law; (ii) the book-based system ceases to exist; (iii) the Bank or CDS advises the Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Notes and the Bank is unable to locate a qualified successor; (iv) the Bank, at its option, decides to terminate its present arrangements with CDS; or (v) after the occurrence of an event of default, CDS Participants acting on behalf of Beneficial Owners, representing, in the aggregate, more than 50% of the aggregate principal amount of the Notes then outstanding, advise CDS in writing that the continuation of a book-based system through CDS is no longer in their best interest. Upon the occurrence of any of these events, the Trustee must notify CDS, for and on behalf of CDS Participants and Beneficial Owners, of the availability through CDS of Note Certificates. Upon surrender by CDS of the certificates representing the Notes and receipt of instructions from CDS for the new registrations, the Trustee will deliver the Notes in the form of Note Certificates and thereafter the Bank will recognize the holders of such Note Certificates as Noteholders under the Trust Indenture.

Interest on the Notes will be paid through CDS while the book-based system is in effect. If Note Certificates are issued, interest will be paid by cheque drawn on the Bank and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Principal of the Notes and the interest due at maturity will be paid directly to CDS while the book-based system is in effect. If Note Certificates are issued, principal of the Notes and the interest due at maturity will be paid upon surrender thereof at any branch of the Bank in Canada.

Interest

The Notes will be issued as floating rate Notes or fixed rate Notes, or a combination of both, and at an interest rate all as specified in a pricing supplement.

Each fixed rate Note will bear interest from the later of the date of such Note and the last interest payment date to which interest has been paid or made available for payment on such Note provided that, in respect of the first interest payment date after the issuance thereof, each fixed rate Note will bear interest from the date of such Note.

Interest on each fixed rate Note will be payable on such dates as are specified in the applicable pricing supplement. Interest payments on each interest payment date for fixed rate Notes will include interest accrued to, but excluding, such interest payment date.

Unless otherwise specified in a pricing supplement, floating rate interest for each quarterly interest period will be calculated on the basis of the actual number of days in the period, divided by 365, or 366 in a leap year.

If any interest payment date would otherwise fall on a day that is not a business day, payment will be postponed until the next succeeding business day (without any additional interest or other payment in respect of the delay).

A "business day" means a day on which banks are open for business in Toronto and Montreal and which is not a Saturday or Sunday.

Events of Default

The Trust Indenture provides that an event of default in respect of the Notes will occur only if the Bank becomes insolvent or bankrupt or subject to the provisions of the *Winding-Up and Restructuring Act* (Canada), if the Bank goes into liquidation either voluntarily or under an order of a court of competent jurisdiction, or if the Bank otherwise acknowledges its insolvency (in each case, an "Event of Default"). However, a resolution or order for winding-up the Bank, with a view to its amalgamation, consolidation, merger, restructuring or reorganization with another bank or the transfer of its assets as an entirety to such other bank, as described under "Description of Notes — Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization" below, does not entitle a holder to demand payment of principal prior to maturity.

If an Event of Default has occurred and is continuing, the Trustee may, in its discretion, and will upon the request in writing of the holders of 25% in principal amount of debentures then outstanding under the Trust Indenture (debt securities outstanding under the Trust Indenture, including the Notes, being referred to herein as "debentures outstanding under the Trust Indenture", "debentures under the Trust Indenture" or "debentures") declare the principal, premium, if any, and interest on all debentures outstanding under the Trust Indenture to be immediately due and payable. However, the Trustee or the holders of not less than 51% in principal amount of debentures then outstanding under the Trust Indenture may, in certain circumstances, cancel or annul the acceleration and waive the Event of Default. Subject to any such waiver and the provisions of any Extraordinary Resolution (as defined under "Description of Notes — Certain Definitions" below), if the Bank fails to pay promptly any principal, premium, if any, and interest declared by the Trustee to be due and payable following an Event of Default, the Trustee may in its discretion or will upon receiving notice of and being directed by holders of 25% in principal amount of debentures then outstanding under the Trust Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to obtain or enforce payment of the amounts due and payable together with other amounts due under the Trust Indenture by any remedy provided by law, whether by legal proceedings or otherwise. Holders of Notes outstanding under the Trust Indenture may not enforce the Trust Indenture or the Notes except as provided in the Trust Indenture.

Holders of debentures outstanding under the Trust Indenture may, by Extraordinary Resolution, direct and control the actions of the Trustee or of any holder of debentures or coupons bringing an action after the failure of the Trustee to act in any proceedings against the Bank. The Trustee is required, within 30 days of becoming aware of an Event of Default, to give notice to the holders of debentures outstanding under the Trust Indenture unless the Trustee reasonably determines that the withholding of notice of a continuing default is in the best interests of the holders.

Subordination

The Notes issued under the Trust Indenture and any coupons will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act*, which in the event of the insolvency or winding-up of the Bank will rank equally and rateably with but not prior to all other subordinated indebtedness of the

Bank, including the debentures under the trust indenture dated as of March 15, 1981, as amended and supplemented, between the Bank and the Trustee (the "1981 Indenture") and will be subordinate in right of payment to the prior payment in full of (i) Indebtedness of the Bank then outstanding, other than Subordinated Indebtedness, and (ii) all indebtedness to which the debentures under the 1981 Indenture are subordinate in right of payment to the same extent as the debentures under the 1981 Indenture are subordinate thereto under the terms of the 1981 Indenture. The definitions of certain terms used in the preceding paragraph can be found below under "Description of Notes — Certain Definitions".

Redemption and Purchase

If specified in the supplemental indenture relating to the issue of a series of Notes, the Bank may from time to time prior to maturity, at its option, redeem the Notes of such series either in whole or in part, at such rates of premium, if any, and subject to such conditions, if any, determined at the time of issue. All redemptions are subject to applicable law and, where applicable, the approval of the Superintendent.

In addition, the Bank may (subject, where applicable, to the approval of the Superintendent) purchase debentures of any series outstanding under the Trust Indenture in the market, by tender or by private contract at such price or prices and upon such terms and conditions as the Bank in its absolute discretion may determine, subject, however, to any applicable law restricting the purchase of debentures and to such restrictions or conditions, if any, as determined at the time of the issue of the debentures and as will have been expressed in the debentures or the supplemental indenture authorizing or providing for their issue.

Exchanges of Notes for Term Notes

If specified in the supplemental indenture relating to the issue of a series of Notes, a holder of Notes of such series will be entitled to, but only upon notice from the Bank, which may be given from time to time only with the prior approval of the Superintendent, exchange all, but not less than all, of such holder's Notes of such series on the date specified in the notice for an equal aggregate principal amount of term notes of the Bank, together with accrued and unpaid interest to the date of exchange. The material attributes of the term notes will be the same as those of the exchanged Notes, except that the term notes will rank senior to the Notes and equally with the deposit liabilities of the Bank and will include events of default related to default in the payment of principal or interest due thereon. Any such notice from the Bank will be given not less than 30 days nor more than 60 days prior to the date fixed for the exchange.

Conversion of Notes into New Debentures

If specified in the supplemental indenture relating to the issue of a series of Notes, a holder of Notes of such series will be entitled to, but only upon notice from the Bank, which may be given from time to time only with the prior approval of the Superintendent, convert, without payment of additional consideration, all, but not less than all, of such holder's Notes of such series on the date specified in the notice into an equal aggregate principal amount of new debentures issued by the Bank, together with accrued and unpaid interest to the date of conversion. Any such notice from the Bank will be given not less than 30 days and nor more than 60 days prior to the date fixed for the conversion.

Covenants

The Bank covenants that it will: (i) duly and punctually pay or cause to be paid the principal, premium, if any, and interest payable in respect of the Notes issued under the Trust Indenture, in accordance with the terms and subject to the conditions contained in the Trust Indenture and the Notes issued under the Trust Indenture; (ii) carry on and conduct the business of banking in a proper and efficient manner and that it will do or cause to be done all things which it may lawfully do or cause to be done to preserve and keep in full force and effect its corporate existence (provided that this covenant will not prevent any amalgamation, consolidation, merger, restructuring or reorganization of the Bank or any sale or transfer of all or substantially all of its undertaking and assets, as described under "Description of Notes — Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization" below); (iii) pay the Trustee reasonable remuneration for its services as trustee and repay the Trustee all monies paid by the Trustee in the execution of its obligations under the Trust Indenture, such monies, including the Trustee's remuneration, to be payable out of any funds coming into the possession of the Trustee and payable in priority to the principal, premium, if any, or interest of the Notes issued under the Trust Indenture; (iv) not directly or indirectly extend or assent to the extension of time for payment of any coupons or interest payable in respect of the Notes issued under the Trust Indenture; (v) not create, incur or permit the existence of indebtedness which, in the event of the insolvency or winding-up of the Bank,

will rank subordinate to deposit liabilities and in priority to subordinated indebtedness issued and outstanding pursuant to the Trust Indenture; and (vi) provide annually to the Trustee a certificate stating that the Bank has complied with all requirements contained in the Trust Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default under the Trust Indenture, or, if there has been a failure to so comply, giving particulars of such failure to comply. In addition, a pricing supplement may specify additional covenants with respect to a series of Notes issued under the Trust Indenture.

Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization

The Bank, without the consent of any holders of debentures outstanding under the Trust Indenture, may amalgamate, consolidate or merge or carry out any restructuring or reorganization transaction with any other bank or transfer its undertaking and assets as a whole or substantially as a whole to another bank provided that (i) the bank resulting from such amalgamation, consolidation, merger, restructuring or reorganization or to which such transfer is made (the "Successor Bank") will be lawfully entitled to acquire and operate the undertaking and assets of the Bank, (ii) as part of such amalgamation, consolidation, merger, transfer, restructuring or reorganization and in consideration thereof, the Successor Bank enters into a covenant with the Trustee by way of supplemental indenture to pay punctually when due the principal, premium, if any, and interest and other monies due or which may become due hereunder and to perform and observe punctually all the obligations of the Bank under the Trust Indenture and under the debentures outstanding thereunder, and (iii) every such amalgamation, consolidation, merger, transfer, restructuring or reorganization will be made on such terms and at such times and otherwise in such manner as will be approved by the Bank and by the Trustee as not being prejudicial to the interests of holders of debentures outstanding under the Trust Indenture and as preserving and not impairing the rights and powers of the Trustee and holders of debentures outstanding thereunder and the Bank will furnish to the Trustee an opinion of counsel to this effect and as to compliance with (i) and (ii) above.

Discharge and Satisfaction

The Trustee will, at the request of the Bank, release and discharge the Trust Indenture and execute and deliver such instruments as are required to release the Bank from its covenants under the Trust Indenture (other than the provisions relating to indemnification of the Trustee), upon proof reasonably satisfactory to the Trustee being given (i) that the principal of, premium, if any, and interest (including interest amounts in default, if any) on all debentures outstanding under the Trust Indenture and all other monies payable under the Trust Indenture have been paid or satisfied, or (ii) that all the debentures outstanding under the Trust Indenture have matured or have been duly called for redemption or retirement or the Trustee has been given irrevocable instructions by the Bank to give within 90 days notice of redemption of all debentures outstanding under the Trust Indenture, and such payment or redemption has been duly and efficiently provided for by payment to the Trustee or otherwise; and upon payment of all costs, charges and expenses properly incurred by the Trustee pursuant to the Trust Indenture and all interest thereon and the remuneration of the Trustee, or upon provisions satisfactory to the Trustee being made.

Modification

The Trust Indenture provides that modifications and alterations of the Trust Indenture and of the debentures outstanding under the Trust Indenture may be made if authorized by Extraordinary Resolution. If any modification or alteration affects the rights of the holders of any series of debentures in a manner substantially different from that in which it affects the holders of other series, such Extraordinary Resolution must, in addition, be approved in a similar manner by the holders of the series of debentures so affected. The Trust Indenture provides that the quorum for meeting of holders of debentures outstanding thereunder at which a resolution will be considered will be holders representing at least 25% in principal amount of the debentures then outstanding under the Trust Indenture, provided that there are no quorum requirements at any adjourned meetings.

Governing Law

The Trust Indenture and any Notes issued thereunder and, unless otherwise specified in a pricing supplement, any other trust indenture and the debentures issued thereunder will be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada as applicable therein.

Certain Definitions

A summary of certain of the defined terms used in the Trust Indenture is set forth below. Reference is made to the Trust Indenture for the full definition of all such terms as well as any other terms for which no definition is provided in this prospectus.

''Debentures under the 1981 Indenture'' means the debentures of the Bank issued and certified under the 1981 Indenture and indentures supplemental thereto and for the time being outstanding.

''Extraordinary Resolution'' means a resolution passed by the affirmative vote of the holders of not less than two-thirds in principal amount of the debentures affected by such modification or alteration, present or represented and voted at a meeting of such debenture holders, or an instrument or instruments in writing signed by the holders of not less than two-thirds in principal amount of such debentures then outstanding.

''Indebtedness'' at any time means:

(i) the deposit liabilities of the Bank at such time; and

(ii) all other liabilities and obligations of the Bank to third parties (other than fines or penalties which, pursuant to the *Bank Act,* are a last charge on the assets of a bank in the case of insolvency of such bank and obligations to shareholders of the Bank, as such) which would entitle such third parties to participate in a distribution of the Bank's assets in the event of the insolvency or winding-up of the Bank.

''Subordinated Indebtedness'' at any time means:

(i) the liability of the Bank in respect of the principal of and premium, if any, and interest on the debentures under the Trust Indenture and the debentures under the 1981 Indenture;

(ii) any Indebtedness which ranks equally with and not prior to the debentures under the Trust Indenture or the debentures under the 1981 Indenture in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all Indebtedness to which the debentures under the Trust Indenture are subordinate in right of payment to at least the same extent as the debentures under the Trust Indenture are subordinate thereto under the provisions of the Trust Indenture; and

(iii) any Indebtedness which ranks subordinate to and not equally with or prior to the debentures under the Trust Indenture or the debentures under the 1981 Indenture in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all Indebtedness to which the debentures under the Trust Indenture are subordinate in right of payment to at least the same extent as the debentures under the Trust Indenture are subordinate thereto under the provisions of the Trust Indenture.

Interest and Asset Coverages

The following consolidated financial ratios, on a Canadian GAAP basis, which give effect to the debenture issues since July 31, 2001 and October 31, 2000, respectively, are calculated as at, or for the twelve-month periods ended, July 31, 2001 and October 31, 2000:

	July 31, 2001	**October 31, 2000**
	(unaudited)	(unaudited)
Interest coverage on subordinated debentures	9.1 times	9.4 times
Net asset coverage for each $1,000 principal amount of subordinated debentures	3.2 times	3.5 times

The ratios as at July 31, 2001 and October 31, 2000 or for the twelve-month period then ended are based on financial information which are unaudited. In the opinion of the Bank, all adjustments necessary for a fair presentation of the results for the unaudited periods have been made. Foreign currency amounts have been translated to Canadian dollars using rates of exchange as at July 31, 2001 and October 31, 2000, respectively.

Share Capital and Subordinated Indebtedness

The following table sets out the share capital, subordinated indebtedness and retained earnings of the Bank as at the respective dates:

	Proforma July 31, 2001[(1)]	July 31, 2001	October 31, 2000
	(unaudited)	(unaudited) ($ millions)	(unaudited)
Subordinated Debentures	$1,627	$1,627	$1,361
Capital Stock — Preferred	$ 400	$ 492	$ 492
— Common	$1,666	$1,666	$1,653
Retained Earnings	$1,866	$1,866	$1,683

(1) After giving effect to the redemption of $94 million aggregate principal amount of Preferred Shares Series 10 for cash on November 16, 2001.

Plan of Distribution

The Notes will be offered severally by one or more of National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc. and other dealers that may be appointed from time to time by the Bank (collectively, the "Dealers"). Under a dealer agreement dated October ●, 2001 between the Bank and the Dealers, the Notes may be purchased at various times by any of the Dealers, as agent, underwriter or as principal, at prices and commissions to be agreed upon, for resale to the public at prices to be negotiated with purchasers. Resale prices may vary during the distribution period and between purchasers. The Bank may also offer the Notes to purchasers directly, pursuant to registration exemptions, at prices and terms to be negotiated.

The Notes are not and will not be, registered under the United States *Securities Act of 1933*, as amended, and the underwriters have agreed not to (i) buy or offer to buy, (ii) sell or offer to sell or (iii) solicit any offer to buy any Notes as part of any distribution under this prospectus in the United States, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account of, a U.S. person, except pursuant to exemptions from the United States *Securities Act of 1933*.

If underwriters are used in the sale, the Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Notes will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Notes of the series offered by the pricing supplement if any of such Notes are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

The Notes may also be sold directly by the Bank at such prices and upon such terms as agreed to by the Bank and the purchaser or through agents designated by the Bank from time to time. Any agent involved in the offering and sale of the Notes in respect of which this prospectus is delivered will be named, and any commissions payable by the Bank to such agent will be set forth, in the pricing supplement. Unless otherwise indicated in the pricing supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Bank may agree to pay the underwriters a commission for various services relating to the issue and sale of any Notes offered hereby. Any such commission will be paid out of the general funds of the Bank. Underwriters, dealers and agents who participate in the distribution of the Notes may be entitled, under agreements to be entered into with the Bank, to indemnification by the Bank against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may be customers of, engage in transactions with or perform services for the Bank in the ordinary course of business.

In connection with any offering of the Notes, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

Risk Factors

An investment in Notes of the Bank is subject to certain risks.

The value of Notes will be affected by the general creditworthiness of the Bank. The section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2000, and management's discussion and analysis contained in the Bank's Quarterly Reports for the quarters ended January 31, 2001, April 30, 2001 and July 31, 2001 under the section entitled "Financial Results", are incorporated by reference. Subsequent discussions and analyses for interim and full year periods subsequent to the date of this prospectus will be incorporated by reference. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Bank's business, financial condition or results of operations.

Real or anticipated changes in credit ratings on the Notes may affect the market value of Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank's liquidity, business, financial condition or results of operations.

See "Interest and Asset Coverages" which is relevant to an assessment of the risk that the Bank will be unable to pay interest or principal on Notes when due.

Holders of Notes and other subordinated indebtedness have a limited right to accelerate payment of principal on default. A default may be declared and the obligation to repay principal accelerated only in prescribed circumstances summarized under "Description of Notes — Events of Default".

The Notes are direct unsecured obligations of the Bank, constituting subordinated indebtedness for the purposes of the *Bank Act*, ranking at least equally and rateably with other subordinated indebtedness of the Bank from time to time issued and outstanding. In the event of insolvency or winding up of the Bank, the indebtedness evidenced by debentures issued by the Bank, including the Notes, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except liabilities which by their terms rank in right of payment equally with or subordinate to indebtedness evidenced by such debentures. Except to the extent regulatory capital requirements affect the Bank's decisions to issue subordinated or more senior debt, there is no limit on the Bank's ability to incur additional subordinated or more senior debt.

The Bank does not expect to list Notes on any stock exchange and there can be no assurance that there will be a secondary market for the Notes. The underwriters, dealers or agents of the Notes, if any, may from time to time purchase and sell Notes in the secondary market or make a market for the Notes, but will not be obliged to do so. There can be no assurance as to a secondary market for the Notes, liquidity in any such market or any market making activities by any of the foregoing.

Prevailing interest rates will affect the market value of Notes which carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of Notes which carry a fixed interest rate will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Notes denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable pricing supplement.

Use of Proceeds

Unless otherwise specified in the pricing supplement, the net proceeds to the Bank from the sale of the Notes will be added to the general funds of the Bank and will be used for general banking purposes. Except as otherwise set forth in the prospectus supplement, the purpose of an issue of Notes will be to enlarge the Bank's general funds.

Legal Matters

Unless otherwise specified in the pricing supplement, certain legal matters relating to the Notes offered by a pricing supplement will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP and on behalf of the Dealers by Desjardins Ducharme Stein Monast, a general partnership.

As at September 28, 2001, the partners and associates of McCarthy Tétrault LLP and Desjardins Ducharme Stein Monast, a general partnership, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of the Bank or its affiliates or associates. Mr. Gérard Coulombe, Q.C., a senior partner of Desjardins Ducharme Stein Monast, a general partnership, is a director of the Bank.

Purchaser's Statutory Rights

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in certain jurisdictions, damages where the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

Certificate of the Bank

Dated: October 1, 2001

This short form prospectus together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s) constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the *Bank Act* and the regulations thereunder and the securities legislation of all provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) ANDRÉ BÉRARD
Chairman of the Board
and Chief Executive Officer

(Signed) JEAN TURMEL
President, Financial Markets,
Treasury and Investment Bank
(as Chief Financial Officer)

On behalf of the Board of Directors

(Signed) PAUL GOBEIL
Director

(Signed) ROBERT PARIZEAU
Director

Certificate of the Dealers

Dated: October 1, 2001

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in the prospectus by reference will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the *Bank Act* and the regulations thereunder and the securities legislation of all provinces of Canada and will not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) IAN MCPHERSON

BMO NESBITT BURNS INC.	CASGRAIN & COMPANY LIMITED	CIBC WORLD MARKETS INC.
By: (Signed) DAVID BLUSTEIN	By: (Signed) GASTON SIMONEAU	By: (Signed) CHARLES ST-GERMAIN
HSBC SECURITIES (CANADA) INC.	LAURENTIAN BANK SECURITIES INC.	MERRILL LYNCH CANADA INC.
By: (Signed) PATRICK NOLAN	By: (Signed) MICHEL RICHARD	By: (Signed) MARIANNE HARRIS
RBC DOMINION SECURITIES INC.	SCOTIA CAPITAL INC.	TD SECURITIES INC.
By: (Signed) LARRY BATES	By: (Signed) MATTHEW FRANK	By: (Signed) PAUL NOREAU

The following includes the names of every person having an interest, either directly or indirectly, to the extent of not less than 5% in the capital of:

NATIONAL BANK FINANCIAL INC.: an indirect wholly-owned subsidiary of the Bank;

BMO NESBITT BURNS INC.: a wholly-owned subsidiary of BMO Nesbitt Burns Corporation Limited; an indirect majority-owned subsidiary of a Canadian chartered bank;

CASGRAIN & COMPANY LIMITED: a subsidiary of a private holding company;

CIBC WORLD MARKETS INC.: a wholly-owned subsidiary of a Canadian chartered bank;

HSBC SECURITIES (CANADA) INC.: a wholly-owned subsidiary of a Canadian chartered bank;

LAURENTIAN BANK SECURITIES INC.: a wholly-owned subsidiary of a Canadian chartered bank;

MERRILL LYNCH CANADA INC.: a wholly-owned indirect subsidiary of Merrill Lynch & Co., Inc.;

RBC DOMINION SECURITIES INC.: a wholly-owned subsidiary of a Canadian chartered bank;

SCOTIA CAPITAL INC.: a wholly-owned subsidiary of a Canadian chartered bank; and

TD SECURITIES INC.: a wholly-owned subsidiary of a Canadian chartered bank.

"no English"

Les titres décrits dans le présent supplément de fixation du prix et le prospectus préalable de base simplifié daté du 6 mars 2001 auquel il se rapporte, y compris les modifications ou les suppléments de ce prospectus, et chaque document qui y est intégré par renvoi (le « Prospectus ») ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune commission des valeurs mobilières ni aucune autorité similaire ne s'est prononcée sur la qualité des titres offerts dans le présent supplément de fixation du prix; toute personne qui donne à entendre le contraire commet une infraction.

Les billets à moyen terme qui seront émis en vertu des présentes n'ont pas été ni ne seront inscrits en vertu de la Loi des États-Unis intitulée Securities Act of 1933, dans sa version modifiée (la « Securities Act ») et, sous réserve de certaines exceptions, ils ne peuvent être offerts, vendus ni livrés, directement ou indirectement, aux États-Unis d'Amérique ou pour le compte ou au profit de personnes des États-Unis.

Supplément de fixation du prix N° 1 du 27 mars 2001

(visant le prospectus préalable de base (simplifié) daté du 6 mars 2001)

BANQUE NATIONALE DU CANADA

Billets liés au rendement total de la BNC Ex-Tra échéant en 2010

SÉRIE:	Billets de série 2001-03	
CAPITAL:	8 136 750 $US (75 000 Billets)	No. CUSIP : 633067 73 1
PRIX D'ÉMISSION:	109,57 $US à 111,74 $US par Billet	
DATE D'ÉMISSION ET DE LIVRAISON:	Le 30 mars 2001	
PRODUIT NET REVENANT À LA BANQUE:	8 136 750 $US (si tous les Billets sont vendus et en excluant les frais d'émission)	
NOMBRE DE BILLETS EN COURS DE TOUTES LES SÉRIES :	242 900 (excluant ceux décrits dans ce supplément de fixation du prix)	
DERNIÈRE DATE D'ÉCHÉANCE :	Le 31 mars 2010	
RÉMUNÉRATION DES PLACEURS POUR COMPTE :	1,08 $US par Billet (pour une rémunération totale de 81 000 $US si tous les billets sont vendus)	

Financière Banque Nationale Inc., un des placeurs pour compte, est une filiale indirecte en propriété exclusive de la Banque Nationale du Canada (la « Banque »). Par conséquent, la Banque est un émetteur relié et associé de Financière Banque Nationale Inc. Financière Banque Nationale Inc. ne recevra aucun avantage dans le cadre du présent placement, si ce n'est une partie de la rémunération des placeurs pour compte.

Valeurs Mobilières Banque Laurentienne inc. est un placeur pour compte indépendant et n'est pas associé ou relié à la Banque ou à Financière Banque Nationale Inc. et a agi en tant que placeur pour compte dans le cadre du présent placement de billets et, à ce titre, a participé avec l'autre placeur pour compte aux réunions de contrôle préalable relativement au prospectus avec la Banque et ses représentants, a passé en revue le prospectus et a eu la possibilité de proposer des modifications au prospectus qu'il a jugé pertinentes et a participé, ainsi que l'autre placeur pour compte, à établir les modalités des billets.

Documents intégrés par renvoi

À l'exception de l'avis de changement important daté du 7 mars 2001 portant sur l'adoption du régime de droits des actionnaires, il n'y a pas de documents, autres que ceux qui sont spécifiquement énumérés dans le Prospectus ou toute modification ou supplément remis avec celui-ci, déposés auprès du surintendant des institutions financières et des autorités réglementaires au Canada qui doivent être expressément intégrés par renvoi dans le Prospectus et en faire partie intégrante.

This short form prospectus is a base shelf prospectus. *This base shelf prospectus has been filed under legislation in all provinces of Canada, except Ontario, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.*

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered within the United States or to US persons.

(SHORT FORM) BASE SHELF PROSPECTUS

New Issue **March 6, 2001**

[LOGO OF NBC]

NATIONAL BANK OF CANADA

US$250,000,000 (Maximum)

NBC Ex-Tra Total Return Linked Notes Due 2010

NBC Ex-Tra Total Return Linked Notes Due 2010 (the "Notes") of the National Bank of Canada (the "Bank") of an aggregate principal amount of up to US$250,000,000 may be sold hereunder from time to time in series initially on or about March 14, 2001 and subsequently on the last Tuesday of every month (or on the next business day if the Tuesday is a Canadian Banking Holiday) (as defined hereunder) (a "Closing Date") at a price per Note in US dollars equal to the Index Value (as defined hereunder) at that date, plus a maximum of 3% during the two-year period that this shelf prospectus, including any amendments thereto, remains valid.

The specific terms of any offering of Notes not described herein, including the aggregate principal amount of Notes being offered, the issue date, the issue price, the actual proceeds to the Bank, and the actual Agents' remuneration will be set forth in a prospectus supplement or pricing supplement (in either case referred to herein as a "prospectus supplement") which will accompany this prospectus. Subject to regulatory approvals, the Bank reserves the right to set forth in a prospectus supplement specific variable terms of Notes which are not within the options and parameters of this prospectus.

A (final) base shelf prospectus pertaining to the Notes has been filed with the Commission des valeurs mobilières du Québec on July 31, 2000 pursuant to which 253,000 Notes were issued in four series, the Series 2000-07, the Series 2000-09, the Series 2001-01 and the Series 2001-02 for an aggregate principal amount of US$25,696,110 at the date of issue.

The Notes will be issued at a Closing Date for a principal amount per Note in US dollars equal to the Index Value at the Issue Date, as indicated in the prospectus supplement which will accompany this prospectus and sold at a price equal to such Index Value plus a maximum of 3%. On March 31, 2010 (the "Maturity Date"), each holder of Notes (a "Noteholder"), of any series, will receive in respect of each Note held by such Noteholder an amount equal to the Index Value at the Maturity Date. The return will be based on the increase or decrease, if any, in the Index Value between the Issue Date and the Maturity Date or, as the case may be, between the Issue Date and the Redemption Date (as defined hereinafter). Until Maturity, the Index Value will be calculated weekly by reference to the return of the net asset value per unit of the Bank's External-Traders Program (the "Program"), where such net asset value will be calculated as the sum of the market value (realized and unrealized), as determined by the Bank, of all cash and money market instruments, all open positions and commodities interest and all other assets held in the Program, less the liabilities of the Program, divided by the number of units outstanding at that time. The Program is a proprietary investment strategy managed by the Bank for its own funds and those of outside parties. The goal of this Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection. A Noteholder has no interest in the assets of the Program, but has an entitlement under the Notes, enforceable against the Bank, the value of which will be determined by the performance of the Program. Noteholders will have the option to redeem their Notes on the Tuesday of every week (or on the next business day if the Tuesday is a Canadian Banking Holiday) for a price per Note in US dollars equal to the Index Value at that date, minus 1%. The Notes may not be called for redemption by the Bank prior to Maturity except in limited circumstances.

PRICE VARIABLE BY REFERENCE TO THE INDEX VALUE

Prospective purchasers should take into account various risk factors associated with this offering, including the risk that the value of a Note, and the amount per Note to be received by a Noteholder at Maturity or upon redemption will fluctuate with the level of the Index Value and may be less than the principal amount of such Note. See "Risk Factors".

There is currently no market for the Notes and there can be no assurance that a market will develop. If a market develops, there can be no assurance that it will be liquid. The Agents have agreed with the Bank that they will use their reasonable efforts to assist Noteholders to locate potential buyers if they wish to sell their Notes. See "Details of the Offering and Description of the Notes – Market for the Notes".

The Notes will rank *pari passu* with all deposit liabilities of the Bank (except as otherwise prescribed by law) and rateably, equally and without any preference among themselves. The Notes are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured pursuant to such act or similar legislation. See "Description of the Notes - Rank".

The Notes will be offered by the Agents acting as such in accordance with the conditions contained in the Agency Agreement and subject to the approval of certain legal matters on behalf of the Bank and the Agents by Desjardins Ducharme Stein Monast, a general partnership. The rate of commission payable to the Agents and the Investment Advisors (as defined hereunder) in connection with the sales of Notes shall be of a maximum of 3% of the principal amount (the Index Value) of any Note and will be paid by the purchasers. See "Plan of Distribution".

National Bank Financial Inc., one of the Agents, is an indirect wholly-owned subsidiary of the Bank. The Bank is a related and connected issuer of National Bank Financial Inc. under applicable securities legislation by virtue of the Bank's ownership of National Bank Financial Inc. See "Plan of Distribution".

One or more definitive Global Notes for the full amount of the issue of each series of Notes will be issued in registered form to The Canadian Depositary for Securities Limited ("CDS") and will be deposited with CDS on each Issue Date. Subject to certain exceptions, certificates evidencing the Notes will not be available to Noteholders under any circumstances and registration of interests will be made in CDS's book-based system. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Desjardins Ducharme Stein Monast, a general partnership, counsel to the Bank and to the Agent, the Notes offered hereby, at the date of issue, will be eligible investments, without resort to the so-called "basket provisions", or their purchase will not be prohibited, in each case subject to general investment provisions, and in certain cases subject to prudent investment requirements and to additional requirements relating to investment or lending policies or goals, under or by the following statutes:

(i) *Insurance Companies Act* (Canada);
(ii) *Trust and Loan Companies Act* (Canada);
(iii) *Pension Benefits Standards Act, 1985* (Canada);
(iv) *An Act respecting insurance* (Québec) (in respect of insurers, as defined therein, other than guaranteed fund corporations);
(v) *An Act respecting trust companies and savings companies* (Québec), in the case of trust companies investing their own funds and funds received as deposit for savings companies investing their own funds;
(vi) *Supplemental Pension Plans Act* (Québec).
(vii) *Alberta Heritage Savings Trust Fund Act* (Alberta)
(viii) *Insurance Act* (Alberta);
(ix) *Loan and Trust Corporations Act* (Alberta);
(x) *The Insurance Act* (Manitoba); and
(xi) *The Trustee Act Manitoba* (Manitoba).

In the opinion of such counsel, the Notes offered hereby will, at the date of issue, also be qualified investments under the *Income Tax Act* (Canada) and the *Taxation Act* (Québec) for trusts governed by Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plan and Deferred Profit Sharing Plans, other than a deferred profit sharing plan under which the Bank or a corporation with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada) and the *Taxation Act* (Québec) is an employer, and may be held in such plan subject to the terms of the plan.

In the opinion of such counsel based on a review of the provisions of the *Income Tax Act* (Canada), including the general anti-avoidance provision, published proposals to amend the *Income Tax Act* (Canada) and such counsel's understanding of the Canada Customs and Revenue Agency's administrative practices, the Notes do not constitute foreign property for the purpose of the *Income Tax Act* (Canada).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec H3B 4L2, telephone (514) 394-6080 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary, National Bank of Canada, at the above-mentioned address and telephone number.

The following documents, filed by the Bank with the Superintendent of Financial Institutions and with the various securities commissions or similar authorities in each province of Canada, are specifically incorporated by reference to and form an integral part of this prospectus:

(a) the Annual Information Form of the Bank for the year ended October 31, 2000, dated November 27, 2000;
(b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2000 together with the Auditors' Report thereon, which include comparative Audited Consolidated Financial Statements of the Bank for the year ended October 31, 1999;
(c) the Unaudited Interim Consolidated Condensed Financial Statements of the Bank for the quarter ended January 31, 2001;
(d) the Management Proxy Circular dated December 22, 2000 in connection with the Bank's annual and special meeting of shareholders to be held on March 7, 2001 except for the "Report of the Human Resources Committee on the Compensation of Officers of the Bank" and the "Performance Graph for Common Shares of the Bank"; and
(e) the Material Change Report of the Bank dated December 22, 2000 relating to the Shareholder Rights Plan.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Bank with the various securities commissions or similar authorities in Canada, after the date of this prospectus and prior to the termination of the offering, will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and annual financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements, all interim financial statements, the previous management proxy circular and material change reports filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference to this prospectus for purposes of future offers and sales of Notes hereunder.

A prospectus supplement containing the specific terms with respect to any offered Notes and other information in relation to such offered Notes will be delivered to purchasers of such offered Notes together with this prospectus and will be deemed to be incorporated by reference to this prospectus as of the date of such prospectus supplement and only for the purposes of the offering of such offered Notes.

SUMMARY OF THE OFFERING

The following is a summary of more detailed information appearing elsewhere in this prospectus. Capitalized terms not defined in this summary are defined elsewhere in this prospectus. See "Glossary".

Issuer:	National Bank of Canada.
Issue:	NBC Ex-Tra Total Return Linked Notes Due 2010, issuable in series.
Maturity:	March 31, 2010 (for all series).
Notes Outstanding:	As at March 6, 2001, 242,900 Notes are currently outstanding. These Notes constitute four series of Notes and were issued pursuant to a base shelf prospectus filed on July 31, 2000 with the Commission des valeurs mobilières du Québec.
Issue Amount:	Up to US$250,000,000 including the Notes already issued.
Issue Price:	The Notes will be issued at a Closing Date, for a principal amount per Note in US dollars equal to the Index Value at the Issue Date and sold at a price equal to such Index Value plus a maximum of 3%. The issue price of each offering of Notes, along with other information regarding each issue of Notes, will be set forth in a prospectus supplement that will accompany this prospectus. Investors must purchase an integral number of Notes.
Issue Dates:	Notes for an aggregate principal amount of up to US$250,000,000 are issuable in series initially on or about March 14, 2001 and subsequently on the last Tuesday of every month except (or on the next business day if the Tuesday is a Canadian Banking Holiday) during the two-year period that this prospectus, including any amendments thereto, remains valid (an "Issue Date"). The specific terms of any offering of Notes not described herein, including the aggregate principal amount of Notes being offered, the issue date, the issue price, the proceeds to the Bank, and the Agents' remuneration will be set forth in a prospectus supplement or pricing supplement (in either case referred to herein as a "prospectus supplement") that will accompany this prospectus.
Program:	The Program is a proprietary investment strategy managed by the Bank for its own funds and those of outside parties. The goal of this Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection. A Noteholder has no interest in the assets of the Program but has an entitlement under the Notes enforceable against the Bank, the value of which will be determined by the economic performance of the Program. See "The Program".
Use of proceeds:	The net proceeds of the offering, after payment of the expenses of the offering, will be used for general banking purposes of the Bank. The Agents' remuneration will be deducted from the subscription amount. See "Use of Proceeds".

Index Value:

Until Maturity, the Index Value will be calculated weekly by reference to the return of the Net Asset Value per Unit of the Program between each Valuation Date as follows:

$$IV_{(VD)} = IV_{(VD-1)} \times \frac{\text{NAV per Unit}_{(VD)} \times (1\text{-}\%IR_{(CP)})}{\text{NAV per Unit}_{(VD-1)}}$$

$IV_{(VD)}$: Index Value at any Valuation Date.
$IV_{(VD-1)}$: Index Value at the preceding Valuation Date.
NAV per Unit $_{(VD)}$: Net Asset Value per Unit of the Program at Valuation Date.
NAV per Unit $_{(VD-1)}$: Net Asset Value per Unit of the Program at the preceding Valuation Date.
%IR $_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

Percentage of Index Reduction:

The Index Value will be reduced by the equivalent of 2% per annum at the end of every Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee that the Bank is entitled to receive as described under "The Program – Fees Assumed by Noteholders".

Annual Interest Payment:

No interest or payment will be made to Noteholders in respect to the Notes other than the payments to be made at Maturity or upon redemption.

Payment at Maturity:

At Maturity, a Noteholder will receive as payment in respect of each Note held by such Noteholder an amount equal in US dollars to the Index Value at the Maturity Date. See "Description of the Notes – Maturity".

Redemption by Noteholder:

Noteholders will have the option to redeem their Notes on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) for a price per Note in US dollars equal to the Index Value at that date, minus 1%. See "Details of the Offering and Description of the Notes – Redemption by Noteholder".

Bank Early Redemption Option:

The Notes may not be called for redemption by the Bank prior to Maturity except in limited circumstances, including a change in regulation, taxation, regulatory or taxation practice and other circumstances not within the control of the Bank. See "Description of the Notes – Bank Early Redemption Option".

Rank:

The Notes will rank *pari passu* with all deposit liabilities of the Bank (except as otherwise prescribed by law) and rateably, equally and without any preference among themselves. **The Notes are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under such act or similar legislation.** See "Details of the Offering and Description of the Notes – Rank".

Book-Based System:

Notes of each series will be evidenced by one nominative Global Note held by CDS, or on its behalf, as registered holder of the Notes. Registration of the interests and transfers of the Notes will be made only through the book-based system of CDS. Subject to certain exceptions, no Noteholder will be entitled to any certificate or other instrument from the Bank or CDS evidencing the ownership thereof and no Noteholder will be shown on the records maintained by CDS except through an agent who is a CDS

	Participant. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".
Market for the Notes:	There is currently no market for the Notes and there can be no assurance that a market will develop. If a market develops, there can be no assurance that it will be liquid. The Agents have agreed with the Bank that they will use their reasonable efforts to assist Noteholders to locate potential buyers if they wish to sell their Notes. See "Details of the Offering and Description of the Notes – Market for the Notes".
Eligibility for Investment:	In the opinion of counsel, the Notes will be eligible for investment under certain statutes as set forth under "Eligibility for Investment". Furthermore, the Notes will qualify for investment under the Act for trusts governed by Registered Retirement Savings Plans. The Notes do not constitute foreign property for the purpose of the Act.
Risk Factors:	Prospective purchasers should take into account various risk factors associated with this offering, including (i) the risk that the value of a Note and the amount per Note to be received by a Noteholder at Maturity or upon redemption will fluctuate with the level of the Index Value and may be less than the principal amount of such Note (ii) the payments owed to the Noteholders will be dependent upon the financial health and credit worthiness of the Bank, (iii) the absence of recourse of Noteholders to the assets of the Program resulting from the absence of proprietary interest of the Noteholders in the assets of the Program; (iv) the amount of the redemption price to be paid by an investor who desires to redeem any Notes prior to maturity will depend entirely on the relative Index Values calculated at the appropriate times; (v) the Notes are not conventional indebtedness in that they do not provide investors with a defined income stream or return that could be calculated by reference to a fixed or floating rate of interest that is determinable in advance; (vi) the Bank will be solely responsible for computing on a daily basis, the NAV of the Program and the NAV per Unit as well as determining the Index Value from time to time and a calculation error may be made by the Bank in the calculation of the NAV per Unit and the Index Value and therefore affect the price at which a Noteholder could have purchased or sold its Notes; (vii) past performance of any trading advisor will not necessarily be indicative of future results; (viii) the Program Manager will depend, to a great extent, on the services of a limited number of individuals for the provision of investment management services to the Program and the loss of such individuals for any reason may have an impact on the Program's return; (ix) an investment in the Notes is speculative in nature and is suitable only for certain investors who have specific investment objectives and are willing to hold the Notes to maturity; (x) investors are relying solely on the ability of the Program Manager to select trading advisors in making a decision whether or not to invest in the Notes. See "Risk Factors".

SUMMARY OF THE EXPENSES

Remuneration of the Agents

Agent's Fees: The fees payable to the Agents in connection with the sales of the Notes shall be 1% of the principal amount (the Index Value) of any Note and will be paid by the purchasers.

Fees to Investment Advisors: The fees payable to the Investment Advisors in connection with the sales of the Notes to be negotiated between the Noteholder and the Investment Advisor shall be of a maximum of 2% of the principal amount (the Index Value) of any Note and will be paid by the purchaser.

Service Fee: Each Investment Advisor is entitled to receive from the Bank a Service Fee for ongoing services to its clients equal to 1% per annum of the average Value of the Notes held by its clients payable monthly on the 15th day of the following month. The Service Fee is reflected through the Percentage of Index Reduction.

Noteholder's expenses

Program Manager and Service Fees: The Index Value will be reduced by the equivalent of 2% per annum at the end of each Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee (1% per annum) that the Bank is entitled to receive for its services as Program Manager and the Service Fee (1% per annum) payable monthly by the Bank to Investment Advisors. See "The Program – Fees Assumed by the Noteholders".

Program's expenses

Trading expenses: Expenses borne by the Program and paid from assets will include: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, external accounting expert and borrowing costs. See "The Program – Fees Assumed by the Program".

Bank's expenses

Operating Expenses: All administrative, accounting and risk management expenses will be assumed by the Bank. See "The Program – Fees Assumed by the Bank".

Historical Performance

The following table shows the historical performance for the quarters included in the period from July 1, 1996 through to December 31, 2000 together with the corresponding Index net of all fees as if the calculation had been initiated at the beginning of these period. The calculation of the Quarterly Returns has been computed according to the methodology described under the "Program – Historical Performance".

Quarters	Index net of all fees	Quarterly Returns
2000		
December	198.05	7.83%
September	183.67	4.19%
June	176.28	6.64%
March	165.30	1.27%
1999		
December	163.21	4.35%
September	156.41	-1.41%
June	158.64	3.90%
March	152.69	1.54%
1998		
December	150.37	2.94%
September	146.08	8.89%
June	134.16	-0.29%
March	134.55	2.42%
1997		
December	131.38	1.64%
September	129.25	7.94%
June	119.74	-1.95%
March	122.13	11.02%
1996		
December	110.01	9.31%
September	100.64	0.64%
July 1	100.00	-
Annualized Return		**16.40%**
Annualized Volatility(1)		**8.10%**

(1) The annualized volatility means the annualized standard deviation of monthly returns included in the period from July 1, 1996 through to December 31, 2000.

GLOSSARY

The capitalized terms contained in this prospectus which are not elsewhere defined have the meaning ascribed thereto hereunder.

Act:	*Income Tax Act* (Canada).
Agents:	National Bank Financial Inc. and Laurentian Bank Securities Inc.
Agency Agreement:	The agreement dated July 31, 2000 as amended, between the Bank and the Agents, relating to the offer, issuance and sale of the Notes.
Aggregate Value of the Notes:	The total number of Notes outstanding at a given day multiplied by the corresponding Index Value on that date. This value represents the base on which the Management Fee of the Bank is calculated.
Bank:	National Bank of Canada.
BBS:	The "book-based system" of securities issuance and registration in which electronic records replace physical certificates; this system was established by CDS pursuant to rules and procedures therefor under agreements and rules establishing and governing the procedures for, among other things, the settlement of securities transactions under such system.
Book-Entry System:	The record entry securities transfer and pledge system established and governed by one or more agreements between CDS and CDS Participants pursuant to which the operating rules and procedures for such system are established and administered by CDS, including in relation to BBS and CDS.
Business Day:	Any day other than a Saturday or a Sunday or a Canadian Banking Holiday.
Calculation Date:	Date of calculation of the NAV per Unit of the Program, being every Business Day of every week, until Maturity.
Calculation Period:	The number of days between the preceding calculation of the Index Value and the Valuation Date.
Canadian Banking Holiday:	A day on which commercial banks in Montreal and Toronto are required or authorized by law or executive order to remain closed.
CDS:	The Canadian Depository for Securities Limited or its nominee.
CDS Participant:	A broker, dealer, bank or other financial institution or other person for whom CDS effects book-entry transfers and pledges of Notes under the Book-Entry System.
Closing Date:	Initially on or about March 14, 2001 and subsequently on the last Tuesday of every month (or on the next business day if the Tuesday is a Canadian Banking Holiday).

Commodities: Historically, bulk goods such as grains, metals, and foods, that are traded on a commodities exchange or on the spot market, but now includes financial commodities such as bonds, equities, currencies and indices of financial instruments.

Correlation: A statistical measure of the degree to which movements of two variables are related.

Forward Contract: An obligation to buy or sell a security or other property at an agreed-upon price on a specified future date.

Futures Contract: An obligation to buy or sell a security or other property at an agreed-upon price for future settlement and differs from a forward contract in that futures contracts are subject to standard terms, are exchange traded and satisfy margin requirements.

Global Note(s): The certificate issued to CDS and evidencing the aggregate principal amount of each series of Notes.

Index Value: The Index Value will be calculated weekly by reference to the return of the NAV per Unit of the Program between each Valuation Date as follows:

$$IV_{(VD)} = IV_{(VD-1)} \times \frac{\text{NAV per Unit}_{(VD)}}{\text{NAV per Unit}_{(VD-1)}} \times (1-\%IR_{(CP)})$$

$IV_{(VD)}$: Index Value at any Valuation Date.
$IV_{(VD-1)}$: Index Value at the preceding Valuation Date.
NAV per Unit $_{(VD)}$: Net Asset Value per Unit of the Program at Valuation Date.
NAV per Unit $_{(VD-1)}$: Net Asset Value per Unit of the Program at the preceding Valuation Date.
$\%IR_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

Investment Advisors: The registered representatives whose clients are Noteholders.

Investment Committee: The investment committee created by the Bank is responsible for the structuring of the Program, the hiring of Trading Advisors, the allocation of capital and risk among the Trading Advisors, risk management overview and, if necessary, replacement of Trading Advisors.

Issue Date: The Closing Date or any other date on which Notes are issued, as the case may be.

Leverage: A term used to describe the objective of seeking magnified returns on an investment by using borrowed funds, margin accounts or securities or financial instruments that do not require immediate payment in full of the underlying obligation.

Long Position: A term used to signify ownership of securities or a position in the market that varies in value as the market rises or decreases.

Management Fee:	The Bank, as manager of the Program, is entitled to receive (through the Percentage of Index Reduction) a management fee equal to 1% per annum of the Aggregate Value of the Notes.
Management of the Program:	The officers and employees of the Bank who are responsible for the management of the Program.
Maturity or Maturity Date:	March 31, 2010 for all series.
NAV of the Program:	The net asset value (NAV) of the Program, being the market value (both realized and unrealized) based on the closing prices as determined by the Bank, or any other price the Bank believes to be reliable and representative of the market value of all cash and money market instruments, of all open positions and commodities interest and all other assets held in the Program, minus all applicable liabilities of the Program computed daily in US dollars all as set forth under "Determination of the NAV of the Program and the NAV per Unit".
NAV per Unit:	The NAV of the Program divided by the number of units then outstanding at the corresponding date.
Notes:	NBC Ex-Tra Total Return Linked Notes due 2010, of all series.
Percentage of Index Reduction:	The Index Value will be reduced by the equivalent of 2% per annum at the end of every Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee that the Bank is entitled to receive.
Preceding Index Value:	Index Value of the week preceding the Valuation Date.
Preceding NAV per Unit :	NAV per Unit at the preceding Valuation Date.
Program:	The Program is a proprietary investment strategy managed by the Bank for its own funds and those of outside parties. The goal of this program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection.
Program Manager:	The Bank, as program manager of the Program.
Redemption Date:	The Tuesday of every week or on the next business day if the Tuesday is a Canadian Banking Holiday.
Redemption Notice:	The notice to be sent by a Noteholder no later than 4:15 p.m. (Eastern time) on an Eligible Redemption Date to the transfer agent and registrar for the redemption of its Notes.
Service Fee:	Each Investment Advisor is entitled to receive from the Bank a Service Fee for ongoing services to its clients equal to 1% per annum of the average Value of the Notes held by its clients payable monthly on the 15th day of the following month. The Service Fee will not be payable on Notes redeemed or issued during the month. The Service Fee is reflected through

the Percentage of Index Reduction.

Sharpe Ratio:	A measure of return-to-risk calculated by dividing the return on an investment in excess of the risk-free rate (returns on Treasury Bills are a proxy for the risk-free rate) by the volatility of the return over a given period of time; the Sharpe Ratio can be used to compare investments with different risk characteristics over a given period of time.
Short Position:	The sale of a security or other property that the seller does not own which has been borrowed and must be remitted at a future date by a purchase of said security or of other property.
Trading Advisors:	The trading advisors selected by the Bank to invest the funds of the Program.
Valuation Date:	Date of valuation of the Index Value, being 4:15 p.m. (Eastern time) on each Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Bank Holiday) until Maturity.
Value of the Notes:	The number of Notes held by clients of an Investment Advisor multiplied by the corresponding Index Value. This value represents the base on which the Service Fee is calculated.
Volatility:	A numerical measure of the tendency of the price of a security or other property to vary over time; the higher the volatility, the greater the risk associated with the achievement of a particular return or expected return.

NATIONAL BANK OF CANADA

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office is located at 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2 and maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Business of the Bank

The Bank is an integrated financial group whose mission is to provide comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world.

The Bank offers a full array of banking services, including all the investment banking services required by large corporations. It is an active player in international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management.

Ranking sixth among Canada's chartered banks, the Bank is the leading banking institution in Québec and has branches in every province of Canada. Through its representative offices, subsidiaries and alliances, it is also represented in the United States, Europe and elsewhere in the world.

Recent Developments

Medium Term Note Program

On March 30, 2000, the Bank filed a prospectus supplement dated the same date regarding the distribution, from time to time, for up to a period of two years, of an aggregate maximum amount of $ 1,000,000,000 of Medium Term Notes. On June 7, 2000, the Bank issued $350,000,000 of Series 1 Medium Term Notes pursuant to a pricing supplement No. 1 dated June 1, 2000 filed with the securities regulatory authorities of all the Provinces of Canada. On January 22, 2001, the Bank issued $300,000,000 of Series 2 Medium Term Notes pursuant to a pricing supplement No. 2 dated January 16, 2001 filed with the securities regulatory authorities of all the Provinces of Canada.

Redemption

The Bank has redeemed as of December 21, 2000, the $20 million of subordinated debentures, convertible in common shares, for a consideration of $65 million. The difference between the amount paid and the book value has been charged to the Bank's retained earnings. These debentures were not included in the regulatory capital as of October 31, 2000.

THE PROGRAM

History

In June 1996, the Treasury and Financial markets sector of the Bank created the Program, a new multi-manager, specialized investment concept. At that time, the Bank was looking to reduce on a relative basis its risk exposure to traditional lending activities and to allocate more capital toward actively managed liquid investments. The objectives of the Program were to generate stable revenues managed by a group of trading advisors specialized in alternative investments and to complement traditional treasury activities of the Bank.

One of the principal factors that made the Program possible was the Bank's ability to quantify the risks generated by the underlying managers and their strategies with the implementation of a new proprietary methodology developed in 1994. The Bank was then one of the first Canadian banks to adopt the "Value-at-Risk" approach to quantify and monitor its various risks in anticipation of the stringent capital rules later imposed by the Bank of International Settlement. In January 1998, the Bank was authorized by the Office of the Superintendent of Financial Institutions to use its own proprietary model to measure market risk related to its trading activities. This approach is now widely used by the Bank to efficiently allocate risk across its various activities and to set targets that are consistent with its return on equity objectives.

To achieve its objectives, the Investment Committee of the Program recruits external Trading Advisors. This approach has enabled the Program to capitalize on very specialized investment strategies that would have otherwise been virtually inaccessible to the Bank. The Program was initially designed by the Bank for its own funds but, since January 2000, it also includes funds of outside parties. The Bank filed on July 31, 2000, a (final) base shelf prospectus with the Commission des valeurs mobilières du Québec for an offering of Notes pursuant to which 253,000 Notes were issued in four series, the Series 2000-07, the Series 2000-09, the Series 2001-01 and the Series 2001-02 for an aggregate principal amount of US$25,696,110 at the date of issue. As at December 31, 2000, the assets under management in the Program amounted to approximately US$253 million.

General Statement

The Program is a proprietary investment strategy managed by the Bank for its own funds and those of outside parties. The goal of this program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection.

Investment Philosophy and Other Characteristics of the Program

The multi-trader approach uses a number of Trading Advisors who represent various investment styles and strategies and who are active in different market segments. This enables the Program to seek out higher risk-adjusted returns than if it had employed a single trading advisor while also minimizing the risk of exposure to any one strategy through diversification.

The multi-fund concept provides advantages over the use of a single investment vehicle. The style, geographic allocation, strategy and trading techniques associated with any given single investment vehicle will result in successful performance under certain market conditions, but less successful performance at other times. Consequently, few single portfolio managers that allocate their assets to a single program or strategy have consistently maintained the same ranking among their peers over extended periods of time.

The multi-trader approach also allows investors to access a broad range of portfolio strategies that are generally not readily accessible due to high minimum investment requirements, restrictions on the number of

investors and other factors. While these types of strategies may expose investors to concentrated risk, a portfolio of investments with carefully selected Trading Advisors, such as the Program, offers the benefit of specialized investment strategies without undue concentration of capital.

In summary, the Program Manager believes that the multi-trader approach reduces the volatility over the medium to long term and is more responsive to changing market conditions. The resulting diversification, coupled with the use of portfolio investments managed by experienced Trading Advisors, may allow the Program to achieve better risk-adjusted returns over time than that of single-manager fund.

The Program Manager also emphasizes a disciplined risk and operations management. The Program Manager insists on maintaining separate accounts to achieve full transparency in all its trading activities. It is therefore able to control the entire operational process by maintaining parallel administrative and risk management systems to ensure that all positions are coherent with the investment program and the established guidelines.

Investment Objectives

The Program's investment objectives are to generate:

(1) above-average medium-term risk-adjusted returns;

(2) through the appropriate selection of Trading Advisors and strategies, returns that demonstrate little correlation with either equity or debt markets; and

(3) returns that are less volatile than those of the equity market.

Methodology

The Program focuses on a universe of established Trading Advisors who use various investment techniques and markets to achieve the objectives of above-average risk-adjusted returns.

The Management of the Program employs a three-step process in structuring its portfolio, where it:

(1) scans the alternative management universe to find Trading Advisors that will complement its portfolio;

(2) optimizes its risk-adjusted return by allocating capital or risks to the Trading Advisors; and

(3) monitors on a daily basis the Trading Advisors results and periodically re-balances their allocation of capital and risks.

The Alternative Management Universe

In the view of the Program Manager, the current universe of alternative management strategies may be considered to encompass five primary categories: global asset allocation, event-driven, relative value, equity hedge and short selling. Within each of these broad primary categories are a number of trading strategies.



Global Asset Allocation Category
Discretionary Strategy
Systematic Strategy
Event-Driven Category
Deal Arbitrage Strategy
Bankruptcy-Distressed Strategy
Multi-Event Strategy
Relative Value Category
Long-Short Strategy
Convertible Arbitrage Strategy
Fixed Income Arbitrage Strategy
Rotational Strategy
Aggressive Strategy
Equity Hedge Category
Domestic Long Strategy
Domestic Opportunistic Strategy
Global-International Strategy
Short Selling Category

Global Asset Allocation Category

The global asset allocation category is comprised of two major management strategies: discretionary and systematic. With respect to both strategies, managers tend to focus on macro-economic opportunities across numerous markets and instruments. Investments may be either long or short in cash securities, futures contracts, derivative contracts, or options, and may be in equity, fixed income markets, currencies, or commodities (e.g. agricultural, metals, energy). Discretionary managers tend to rely more on a fundamental approach to their decision-making. Systematic managers tend to invest in numerous markets based on

quantitative models. These managers tend to follow investment trends and take positions based primarily on the output of their models. The risk level for assets allocated to this strategy may be considered as high.

Discretionary Strategy

Discretionary global asset allocation managers engage in strategies designed to capture market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed income markets, as well as non-financial markets, such as the energy, agricultural and metals sectors. Discretionary global asset allocation managers utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, discretionary global asset allocation managers tend to hold more concentrated positions in a limited number of markets at any one time. Positions may be long and short in different markets, and the managers tend to employ leverage.

Systematic Strategy

Systematic global asset allocation managers utilize proprietary models to identify opportunities that exist within a diverse group of financial and non-financial markets, and establish positions based on these models. While subjective investment decisions are made, such decisions are the result of a heavier reliance on models than is the case of discretionary strategies. Managers using systematic strategies tend to hold positions in several markets at the same time, which may be both long and short, and tend to employ leverage when establishing positions.

Event-Driven Category

Managers in the event-driven category typically invest either long or short (or both) based on anticipated outcomes of company specific or transaction specific situations. Event-driven managers tend to have a directional bias, attempting to capture an underlying change in value based on a particular event such as an anticipated merger or pending bankruptcy. Positions taken by event-driven managers may or may not be leveraged. The risk level for assets allocated to this strategy may be considered as moderate. Within the event-driven category there are three major management strategies : Deal Arbitrage, Bankruptcy-Distressed; and Multi-Event.

Deal Arbitrage Strategy

Deal arbitrage managers generally seek to profit by realizing price differentials that they perceive exist between the current market price of a security and its expected future value based upon the occurrence of a specific event. Deal arbitrage transactions typically involve the purchase or sale of securities in connection with announced corporate actions, which may include, but are not limited to mergers, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, re-capitalizations, liquidations, divestitures, spin-offs and similar transactions. The portfolio is generally actively traded and may exhibit a high rate of turnover. Deal arbitrage managers may periodically utilize a significant amount of leverage and may enter into swaps and other similar financial contracts in an effort to increase portfolio returns. Deal arbitrage managers generally engage in short selling, options hedging, and other arbitrage techniques to capture price differentials. Positions may be in the securities of companies not currently involved in announced transactions, but which are believed to be undervalued and likely candidates for a future corporate action.

Bankruptcy-Distressed Strategy

Bankruptcy-distressed managers generally invest in the securities of financially troubled companies (companies involved in bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event situations). Investment strategies may seek to identify distressed securities in general or focus on one particular segment of the market (such as the senior secured debt sector or the equity portion of distressed companies). Investments may be passively acquired in the secondary market, acquired through participation in merger and acquisition activity, or acquired with a view toward actively participating in a re-capitalization or restructuring plan. Managers may actively attempt to modify or improve a restructuring plan with the intent of improving the value of such securities upon consummation of a restructuring. In addition managers may take an active role and seek representation in management on the board of directors, or on a creditor's committee. In order to achieve these objectives, the manager may purchase, sell, exchange or otherwise deal in and with restricted or marketable securities including, without limitations, any type of debt security, preferred or common stock, warrants, options and hybrid instruments. A significant portion of the manager's portfolio may be invested in restricted securities which may not be registered and for which a market may not be readily available; therefore, a significant portion of the portfolio may be illiquid. Investment may involve both domestic and foreign entities and may utilize leverage. Information about specific investments may be limited thereby reducing the managers ability to monitor the performance and to evaluate the advisability of continued investments in specific situations.

Multi-Event Strategy

Multi-event managers generally seek to profit by realizing the price differentials that they perceive exist between equivalent or nearly equivalent securities or between the current market price of a security and its expected future value based on the occurrence of a specific event. These managers seek to take advantage of any number of different events. Events may involve corporate actions, credit events, political events, or other situations which may have an effect on the value of the securities or financial instruments traded by the manager. Multi-event managers generally engage in short selling, options hedging, and other arbitrage techniques to capture price differentials. Investments may involve both domestic and foreign markets and may utilize significant amounts of leverage. Multi-event managers employ both long and short strategies, warrant and option arbitrage and hedging strategies, inter and intra-market spread trading, futures, options and currency trading.

Relative Value Category

Managers within the relative value category seek to achieve attractive risk-adjusted returns through the use of both long and short positions. Relative value managers generally look to take advantage of pricing inefficiencies that occur in the market place from time to time. Positions taken by relative value managers may or may not be leveraged. The risk level for assets allocated to this category may be considered as moderate. Within the relative value category there are five major management strategies: long-short strategy, convertible arbitrage, fixed income arbitrage, rotational and aggressive.

Long-Short Strategy

Long-short managers seek global arbitrage opportunities primarily in the equity markets. These opportunities may result from changes in the valuations of specific companies or sectors. For example, if two stocks with similar fundamentals in a given industry have diverged from one another in price from their historical relationship, the manager may acquire long positions in the underpriced stock and short the overpriced stock with the intention of unwinding the positions later.

Convertible Arbitrage Strategy

Convertible arbitrage managers analyze convertible bonds and warrants across the globe to take advantage of opportunities presented by market and information inefficiencies. Managers seek to monetize these opportunities through the use of both fundamental analysis of the issuing companies and quantitative option and security valuation techniques.

Fixed Income Arbitrage Strategy

Fixed income arbitrage managers establish positions in a variety of fixed income securities. Trading strategies may be structured to capture expected changes in credit spreads, such as the difference between the yield on a specific company's debt and the yield on U.S. Treasury securities. In this scenario, a manager may buy the company's bond and sell short the Treasury security . Trades may also be structured to capture anticipated changes in the credit spreads within a specific company's capital structure.

Rotational Strategy

Rotational managers engage in a broad range of relative value strategies across four primary markets: (i) long and short positions in equity markets; (ii) positions in convertible bonds and warrants, (iii) domestic and international positions in investment grade and non-investment grade fixed income securities; and (iv) special situations arising from anomalies in the global securities markets. Rotational strategy transactions are structured with the goal of isolating and capturing perceived mis-pricings among related financial assets. Rotational managers seek to achieve this goal by isolating risk and hedging other risks that arise from the resulting positions.

Aggressive Strategy

Aggressive relative value managers undertake positions across all of the relative value disciplines, (e.g., long-short, convertible arbitrage, and fixed income arbitrage). Aggressive managers tend to utilize leverage to a much greater degree than typical relative value managers. In addition, aggressive managers tend to take larger, more focused positions on specific traders, by concentrating capital allocations to specific trade opportunities and employing leverage to further enhance these focused allocations. Aggressive managers seek to achieve significantly higher absolute returns.

Equity Hedge Category

Managers in the equity hedge category tend to focus on taking long and short positions in the listed equity markets. These positions tend to correspond to each manager's view of individual opportunities. Equity hedge managers generally employ leverage and may have gross positions in excess of assets under management. Generally, managers in the equity hedge category are not fully "hedged". The risk level for assets allocated to this category may be considered as high. Within the equity hedge category, there are three major management strategies: domestic long, domestic opportunistic and global-international.

Domestic Long Strategy

Domestic long managers seek to outperform the traditional equity markets with similar or lower volatility. These managers may take both long and short positions and may utilize leverage. Under most circumstances, managers maintain net long market exposures that are generally 50% - 100% of managed assets, gross positions may be significantly larger.

Domestic Opportunistic Strategy

Domestic opportunistic managers seek to profit by establishing positions in specific equity situations with an objective of outperforming the domestic equity markets. Domestic opportunistic managers utilize the cash and derivatives markets and take both long and short positions. These managers may utilize leverage when establishing positions, which may be highly concentrated and may lack liquidity.

Global-International Strategy

Global-international managers seek to generate capital appreciation through a portfolio of investments representing a variety of globally-oriented strategies. These strategies may include positions in the cash, futures or forward markets. Global-international managers employ such approaches as long/short strategies, warrant and option arbitrage, hedging strategies, inter- and intra-market equity spread trading, futures, options and currency trading and emerging markets and other special situation investing. Trading positions are generally held both long or short in both foreign and U.S. markets. Global-international managers may use of leverage and may assume aggressive investment positions with respect to concentrations in a market or in various instruments and typically have high levels of portfolio turnover.

Short Selling Category

Managers in the short selling category establish short positions in companies where a decline in price is anticipated. Positions may or may not involve the use of leverage. A short selling manager attempts to find overvalued securities and seeks positive returns regardless of market direction. Short selling managers tend to achieve better results in bearish markets. The risk level for the assets allocated to this strategy may be considered as high.

Risk Allocation of the Program as of March 6, 2001

Out of the ten current Trading Advisors retained by the Program Manager, four are in the global asset allocation category, two in the event-driven category, three in the relative value category and one is in the equity hedge category. The following chart illustrates the current risk-allocation strategy currently in force:


GLOBAL ASSET ALLOCATION
Systematic 7.5%
Deal Arbitrage 22.6%
EVENT-DRIVEN
Domestic Opportunistic 11.3%
EQUITY HEDGE
Discretionary 19.2%
Long-Short 28.2%
Convertible Arbitrage 11.3%
RELATIVE VALUE

Current Management Strategies Mix

The following is a summary of the Trading Advisors currently employed by the Program Manager by trading strategy.

Global Asset Allocation

Discretionary

Trading Advisor 1: This advisor has been in operation since 1975 and provides money management and economic consulting services in its two areas of expertise: interest rates (both domestic and foreign) and currencies. This Trading Advisor manages approximately US$25 billion and makes extensive use of high-end research and information technology.

Trading Advisor 2: This advisor's approach relies heavily on the fundamental analysis of the financial markets supplemented by the use of quantitative tools. This advisor's invest globally in equities, commodities, currencies and bonds and have the objective to produce strong capital appreciation in the medium term. In operation since 1994, this advisor had assets under management of over US$900 million at the end of 1999.

Trading Advisor 3: This advisor has been in operation since 1999 and currently manages over US$160 million. The strategy is short-term opportunistic. The program is a fundamental, discretionary approach that focuses on major currencies and currency options. Profits are derived from the combination of fundamental and technical analysis, a strong network of market intelligence and competitive trading costs.

Systematic

Trading Advisor 4: The objective of this advisor is to participate in all major sustained price moves of the currency, equity, fixed income and commodity markets. This advisor regards its approach as long-term in nature, has over US$1.7 billion under management and is in operation since 1971.

Event-Driven

Deal Arbitrage

Trading Advisor 1: This advisor, in operation since 1993, presently manages over US$175 million. Its focus is mainly on merger/arbitrage equity in the US market. Prior to founding the firm, the current president worked for over 11 years in managing accounts of major investment firms specializing in merger/arbitrage and other similar strategies.

Trading Advisor 2: The president and owner of this advisor has a PhD in Mathematical Physics from Massachusetts Institute of Technology as well as a Law degree, *magna cum laude*, from Harvard Law School. Prior to founding his firm in 1992, he worked in a merger/arbitrage firm. This advisor applies both merger/arbitrage and investment banking methodologies to event-driven investing. He currently manages over US$100 million.

Relative Value

Long-Short

Trading Advisor 1: This firm, founded in 1996, combines the talent of a traditional short seller with the skills of a quantitative investment manager. One of the objectives of the strategy is to hedge the systematic risk of the short positions and to isolate the net value added by the short seller from the broad market movements. Assets under management are currently above US$200 million.

Trading Advisor 2: This firm, founded in 1998 and based in Tokyo, employs fundamental and technical research combined with rigourous tracking of order flows to identify Japanese stocks that have abnormal probability distributions. Presently managing US$300 million, this advisor constantly rebalances the portfolio on the short and long side.

Convertible Arbitrage

Trading Advisor 3: Focusing exclusively on a Japanese convertible bond arbitrage strategy, this firm founded in 1993 profits from discrepancies between a convertible bond and its underlying security. Capital under management reached US$220 million at the end of 1999.

Equity Hedge

Domestic Opportunistic

Trading Advisor 1: This firm, founded in 1993, seeks out investment opportunities (mainly US equities) based on a three-pronged approach: fundamental research, specific catalysts (spin-offs, management change, mergers and acquisitions, etc.) and risk management (understanding the downside risk of each investment). Capital under management is currently approximately $US145 million.

Allocation Strategies and Selection of Trading Advisors

Optimization

Optimization is a systematic method of efficiently allocating risk or capital to various asset classes within a portfolio. The objective of an optimized asset allocation is to maximize a portfolio's overall return for a given amount of risk. This takes into account the return, volatility and correlation associated with each asset class in constructing the portfolio.

Consistent with the Program's objective of seeking non-correlated, long-term capital appreciation with relatively low levels of risk, the Program Manager has developed an optimization process to allocate its assets among many of the trading strategies of the alternative management universe.

The Program utilizes a number of quantitative modeling techniques. In creating the Program's allocation, the Program Manager analyses the results associated with each management strategy to calculate the return, risk and correlation relationships within and between each management strategy and the broader markets. The Program Manager uses its experience and judgement to analyze the results generated by the model. The optimization process also incorporates other qualitative considerations such as the forecast of developing market trends.

While historical data plays a major role in the asset allocation and optimization process, the Program Manager also incorporates assessments of future return, risks, and correlations between investment strategies and assets. The Program Manager may not necessarily invest in all the strategies described previously.

Selection of Trading Advisors

Within the alternative management universe, the Program Manager has to select an optimal number of Trading Advisors and allocate capital and risk among them. The Program Manager uses quantitative and qualitative criteria to scan the universe of trading advisors, management strategies and markets. The final evaluation is made by using a broad range information gathered through the process described below.

Quantitative Criteria

The quantitative criteria includes:

- the historical track record over various time horizons, including Sharpe ratios;
- the stability and consistency of correlations with traditional market indices, short-term instruments and asset classes over various time horizons;
- risk management criteria including: annualized volatility, largest drawdown, and other downside statistics, the number of portfolio positions, maximum and minimum monthly returns, calculation of systematic exposure (both to markets and sectors); and
- an overall quantitative assessment, based on various risk statistics.

Qualitative Criteria

The potential Trading Advisors are then evaluated on the basis of certain qualitative and due diligence criteria. Qualitative considerations can be divided among others into organizational profile, risk management approach and compliance sections, and are applied through due diligence visits, discussions with third parties and documents review. The matters to be considered include:

- the corporate culture, the key manager's third-party references and professional reputation, the qualifications of the staff and the decision-making process;
- relations with third-parties, such as the administrators, custodian (if any) and auditors;
- operations, information technology, infrastructure and compliance;
- trading, risk management and research and development;
- growth of assets under management: specifically during the last three years and the current year;
- the capital commitments of management;
- the portfolio pricing policy; and
- the transparency and fees issues.

Due Diligence Process

This is the last part of the evaluation process and is conducted on the Trading Advisor's premises. The Program Manager uses this opportunity to reconcile the information submitted before by the Trading Advisors with his on-site observations. The Program Manager also conducts interview with key personnel and staff to better understand the advisor's trading models and investment philosophy to ensure their compatibility with the objectives of the overall Program.

Management

The Investment Committee

Once the evaluation process has been completed and all concerns have been satisfied and properly addressed, the Trading Advisor candidates are recommended to the Investment Committee for approval and for possible inclusion in the Program.

Role and Responsibilities of the Investment Committee

The Investment Committee is responsible for the structuring of the Program, the hiring of Trading Advisors, the allocation of capital and risk among the Trading Advisors, risk management overview and, if necessary, the replacement of Trading Advisors.

The officers and employees of the Bank with significant involvement as members of the Investment Committee are Jean Turmel, Louis Vachon, Roger Kenyon and Denis Parisien. The following are brief biographies of such officers and employees:

Jean Turmel, President – Financial Markets, Treasury and Investment Bank. Mr. Turmel joined the Bank in 1981 as Vice-President/Treasury and Foreign Exchange. In 1982, he was appointed Senior Vice-President. In July 1989, he was named Senior Executive Vice-President/Treasury, Brokerage and Financial Markets. From 1993 to 1995, the Trust Services were also under his responsibility. In September 1995, he was named Senior Executive Vice-President/Treasury, Brokerage and Corporate Banking. In September 1998, Mr. Turmel was appointed President, Financial Markets, Treasury and Investment Bank.

Mr. Turmel has a Baccalaureate in Commerce and a Masters' degree in Administration from Laval University.

Mr. Turmel is Chairman of the Board for Natcan Investment Management Inc., Director and Chairman of the Executive Committee of National Bank Financial Inc., Chairman of the Board for Institut de Finance Mathématique de Montréal (IFM2) and member of the Board of Directors of the Bank, Maple Partners and Corp Group – Chile.

Louis Vachon, Senior Vice-President, Treasury and Financial Markets. Mr. Louis Vachon joined the Bank in 1998. He is responsible for global operations of treasury and financial markets, which encompass funding, asset/liability management, foreign exchange, equity derivatives and alternative investments.

Prior to joining the Bank, Mr. Vachon held the position of President and Chief Executive Officer of Innocap where he created and managed an independent Canadian investment firm.

From 1994 to 1996, he held the position of President and Chief Executive Officer at BT Bank of Canada, the Canadian subsidiary of Bankers Trust. In 1985, Mr. Vachon obtained a Masters degree in International Finance from The Fletcher School, a Tufts and Harvard University Co-Operative Graduate Program, a Bachelors degree in Economics from Bates College in 1983 and a Chartered Financial Analyst diploma in 1990.

Roger Kenyon, Senior Manager, Program. Mr. Roger Kenyon joined the Bank in January 1995. He originated the Risk Management Group, and particularly the market risk methodology. In 1996, he founded the Program and has managed it ever since.

From 1986 to 1993 he held positions at CIBC as Vice-President and Head of Global Interest Rate Swaps and at Wood Gundy as Vice-President and Director and Head of Capital Markets responsible for trading and

distribution in Europe and Asia. From 1993 to 1995 he was Managing Partner at Emcor Risk Management, a consulting firm. He has worked in Tokyo and London for a leading Canadian bank and has undergraduate and graduate degrees from York University, University of Toronto and the University of Western Ontario, London, Ontario.

Denis Parisien, Senior Manager, Program. Mr. Denis Parisien joined the Bank in July 1999. As Senior Manager for the Program, he is primarily responsible for the selection of managers, portfolio construction, risk allocation and supervises all operations and administration issues related to the Program.

Prior to joining the Bank, Mr. Parisien was President of Globagest Investment Management Inc., a specialized investment company. He was responsible for all of the firm's trading, risk management, product development and marketing.

From 1986 to 1996, Denis Parisien held a number of positions at the Caisse de dépôt et placement du Québec. In 1992, Mr. Parisien set up the tactical investments department and as Portfolio Manager through the end of 1996, and managed a $1.5 billion portfolio using exchange-traded and OTC derivatives. He also developed and introduced a market risk-management framework based on Risk Metrics and Raroc methodologies. He obtained a B.A. in finance from the University of Sherbrooke and is a Chartered Financial Analyst.

Investment Process

Only those Trading Advisors that satisfy quantitative, qualitative, and due diligence standards and are approved by the Investment Committee will be finally considered.

The Program Manager enters into management contracts with the Trading Advisors which include, among other things, investment strategy and objectives, operational procedures, execution arrangements, prime brokerage clearing services, capital and risk allocations, fees and general legal provisions.

The Program will typically invest through managed accounts which insure that the funds of the Program will not be commingled with other funds managed by the Trading Advisors. It could exceptionally invest in a different fashion only if managed accounts are uneconomical.

Monitoring

The monitoring function's objective is to identify deviations from investment guidelines and to correct them. To do so, the Program Manager has to be able to quantify the Trading Advisor's trading results, risk or methodology thoroughly and to continuously compare these with its objectives. Any significant deviation between these observations and what had originally been agreed upon between the Trading Advisor and the Program Manager should lead to an immediate action.

Performance and risk are measured on a real-time basis and constantly analyzed on an absolute basis and relative to various benchmarks. This enables the Program Manager to judge the quality of the profits generated and loss incurred and to periodically review risk allocated to each strategy.

Trading Advisors are also visited once a year or more if needed. The Program Manager will also maintain regular contacts with the principals to question reversal in strategies or fluctuations in profitability. The Program Manager's coverage of each Trading Advisors is generally function of the exposure, complexity, importance and consistency of the trading positions.

Risk Management Practices

The Program Manager, in order to apply its risk management practices, uses the human and technological resources of the Bank, particularly for general administration accounting and risk management. The identification, roles and responsibilities of parties involved are described below.

The different parties involved in the risk management can be grouped into the three following categories:

(a) The Program Manager and Trading Advisors

(i) The Program Manager's responsibilities are the following:

- Daily real time monitoring of the performance of Trading Advisors;
- Daily real time monitoring of the overall performance of the Program;
- Ongoing monitoring of the risk of the Program and Trading Advisors against limits and towards the different markets; and
- Review of purchase and sale activity of Trading Advisors for compliance with the investment objectives and guidelines.

(ii) The Trading Advisors' responsibilities are the following:

- Take Investment decisions that are consistent with their management agreement;
- Log transactions into their back-office systems and sub-systems;
- Send transactions daily to the Program Manager electronically or by fax; and
- Produce and reconcile various administrative and risk management reports with the Program Manager.

(b) Administration, Accounting and Control

(i) Administration

In order to ensure that each of the Trading Advisors' positions are monitored and controlled on a daily basis, the Program Manager requires, as stipulated in its management agreement, that all transactions be directed to the Bank's Treasury Operations group. This department has the human resources and systems to adequately monitor the wide array of transactions, markets and investment strategies used by the Trading Advisors.

This group's main responsibilities include the following:

- Obtain all the transaction files for each Trading Advisor on a daily basis;
- Daily entry by back-office staff of all the transactions (on the date of the transaction) received from the Trading Advisors;
- Entry of all the closing prices required to mark to market the positions; and
- Give instructions for daily movements of collateral and cash flows in order to comply with the requirements of the different clearing brokers (prime brokers and global futures clearers).

(ii) Accounting and Control

This team's role and responsibilities are threefold: investment accounting, investment reconciliation and control of the overall Program's operational procedures. These duties are carried out by the Bank's

treasury department's accounting group, a team that works independently from the Management of the Program and the back-office staff.

The following accounting services are provided:

- Calculation of Net Asset Value on a daily basis and the Index Value at each Valuation Date;
- Preparation of monthly and annual financial information for each Trading Advisor and the overall Program;
- Review and audit of fees (fixed and performance based) and expenses for each Trading Advisor and the overall Program;
- Maintenance of accounting records; and
- Preparation of performance reports (daily, monthly and annual returns) for each Trading Advisor and the overall Program.

The following reconciliation services are provided:

- Daily reconciliation of positions between the Bank's sub-systems and the account statements of the prime brokers and global futures clearers;
- Production of a daily exceptions report for unreconciled transactions;
- Validation of the prime brokers' and global futures clearers' closing prices;
- Daily reconciliation of open positions;
- Validation of daily settlements and monitoring of margins based on the account statements of the clearing brokers;
- Validation of the closing market values used by the clearing brokers for monitoring margins; and
- Monitoring of compliance with the list of authorized instruments.

The following control services are provided:

- Ensure proper segregation of duties and responsibilities; and
- Monitor compliance with operational procedures and accounting policies.

(c) The Risk Management Group

The Program Manager employs a large number of Trading Advisors transacting various financial instruments and operating in a variety of markets to achieve its investment objectives. The methods and systems developed by the Bank for its own risk management are also employed by the Program and allow the risk management group to evaluate and control these Trading Advisors.

The risk management group assesses by its own quantification method the overall risk of the Program. This group carries out two critical functions for the Management of the Program:

(i) Quantification of Market Risks

Market risk is the risk of gain or loss that results from changes in interest rates, volatilities and foreign exchange rates as well as equity and commodity prices and is managed primarily through a Value-At-Risk (VAR) methodology.

The risk management group, which is independent from the Management of the Program, has built a proprietary VAR model. VAR is a widely accepted risk measurement concept that uses statistical models to estimate within a given level of confidence, the maximum loss that the Program would

experience from an adverse 1-day movement in market rates and prices. The VAR measure is based on a 99% confidence level and is therefore an estimate of the maximum potential trading losses 99 days out of 100 days.

The risk management group uses an historical simulation of the previous 750 to 760 trading day scenario to determine the VAR for each of the Trading Advisors strategies and the overall Program. The risk management group also performs an analysis on the potential trading losses due to stress events as a supplementary control of market exposure. This is accomplished by applying historical and internally developed scenarios to the daily trading positions to monitor the effect of extreme market movements on the VAR.

The risk management group and the Management of the Program work together to determine the best approach to value market risk when specific strategies are introduced by the Trading Advisors. This is a dynamic process that involves understanding the strength and weaknesses of the VAR methodology.

(ii) Monitoring of Risk

The Program Manager, in order to minimize the volatility of each Trading Advisor and the overall Program, allocates capital and risk limits. The risk management group will therefore be responsible for the following:

- An independent valuation of the levels of VAR by Trading Advisors and for the Program;
- A comparison of the results obtained above with the capital at risk limits to ensure that any amounts exceeding these limits will be flagged and appropriate action is taken in order that the risk parameters are respected; and
- A verification of the robustness of the VAR approach, monitor daily trading revenues (losses) of each Trading Advisors and benchmark those numbers against the daily VAR amounts determined by the historical simulation.

On a daily basis and to factor all trading activities of the Trading Advisors, the risk management group allows the Management of the Program access to the following:

- Daily market risk associated with each Trading Advisor;
- Daily risk profile of all the Trading Advisors taken together;
- Allocation of risks among the Trading Advisors and comparison with actual use of VAR; and
- Material changes in volatility and correlation between the different instruments traded by Trading Advisors.

As the Program Manager and the risk management group recognize that VAR is not an absolute measure of market risk, other more traditional operational limits are also established to control market liquidity risks, concentration of positions and maximum loss acceptable for each Trading Advisor.

Historical Performance

The following table shows the historical performance of the Program for the quarters included in the period from July 1, 1996 through to December 31, 2000 together with the corresponding Index net of all fees as if the calculation had been initiated at the beginning of these period. The calculation of the Historical Gross Index and the Quarterly Returns has been computed according to the methodology described hereinafter.

Quarters	Historical Gross Index	Quarterly Returns	Index net of all fees	Quarterly Returns
2000				
December	216.69	8.37%	198.05	7.83%
September	199.96	4.77%	183.67	4.19%
June	190.98	7.12%	176.28	6.64%
March	178.28	1.83%	165.30	1.27%
1999				
December	175.07	4.87%	163.21	4.35%
September	166.95	-0.91%	156.41	-1.41%
June	168.48	4.42%	158.64	3.90%
March	161.34	2.05%	152.69	1.54%
1998				
December	158.10	3.45%	150.37	2.94%
September	152.82	9.44%	146.08	8.89%
June	139.65	0.21%	134.16	-0.29%
March	139.35	2.93%	134.55	2.42%
1997				
December	135.39	2.15%	131.38	1.64%
September	132.54	8.49%	129.25	7.94%
June	122.17	-1.45%	119.74	-1.95%
March	123.97	11.57%	122.13	11.02%
1996				
December	111.12	9.86%	110.01	9.31%
September	101.15	1.15%	100.64	0.64%
July 1	100.00	-	100.00	-
Annualized Return		**18.75 %**		**16.40%**
Annualized Volatility[(1)]		**8.10 %**		**8.10%**

(1) The annualized volatility means the annualized standard deviation of monthly returns included in the period from July 1, 1996 through to December 31, 2000.

The Historical Performance results displayed herein represent the performance record for the managed account (the "Account") of the Program. However, these performance results do not reflect the deduction that the Noteholders will assume for the Management Fee (1% per annum) that the Bank is entitled to receive for its service as Program Manager and the Service Fee (1% per annum) payable to Investment Advisors.

Criteria

The Account includes all discretionary assets of the Bank invested in the management style of the Program. The investment process of the Bank requires the assignment of pre-specified levels of maximum risk to each Trading Advisor. Risk is determined through a process proprietary to the Bank and is derived from the principles of VAR. On a continuous basis, the Bank allocates an amount of capital to each Trading Advisor based on an acceptable level of daily risk multiplied by a factor of 16.125. The aggregate of the resulting amount allocated to each Trading Advisor is considered to be the capital base for the respective month.

The Trading Advisors trade in securities and/or derivative instruments on a discretionary basis with the objective of generating positive returns to the Account. The exposure amount to the securities and derivatives at any one period of time may exceed the capital base allocated by the Bank and will vary depending on the trading strategy of the Trading Advisors. As a result of the implementation of the strategy, leverage is an integral aspect of the Program.

Calculation Methodology

The Account performance results are time weighted rates of return, net of commissions and brokerage fees, transaction costs, borrowing costs and Trading Advisors' fees (management and incentive fees) (the "Trading Expenses") and are presented gross of the Program Manager and Service Fees.

Any change in allocated capital base to the Trading Advisors during the month is deemed to be made at the middle of the month, with those changes considered as cash inflows or cash outflows to the Account.

All investments are recorded in the Account on a trade date basis and in US dollars.

All investments including derivatives are carried in the Account at their fair value. Fair value represents the amount at which a financial instrument could be exchanged in an arm's-length transaction between willing parties under no compulsion to act and is best evidence by a quoted price. If no quoted prices are available, the fair values are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

The monthly income or loss is composed of realized and unrealized gains or losses on these investments based on fair value, net of any Trading Expenses accounted for on an accrual basis.

For the period ended December 31,1999, the average capital base (calculated as the average of the beginning and the end of the month) is considered to earn an interest income for the Account derived from the LIBOR US$ 1 month rate at the beginning of each month.

For the period started January 1, 2000, the capital invested by the Program participants during the period is the invested capital. This invested capital earns an interest income for the Account derived from the LIBOR US$ 1 month.

The sum of the monthly income or loss and the interest income on a monthly basis is considered to be the net gain or loss on the Account and is divided by the average capital base for the period ended December 31,

1999 or by the average invested capital for the period started January, 1 2000 of the respective month to calculate the monthly return of the Account.

The Historical Gross Index has been computed based on an initial level of 100 as of July 1, 1996, and it evolves according to the monthly compounded returns calculated. The Index net of all fees reflects the Historical Gross Index minus 2% per annum for the Program Manager and Services Fees that the Bank is entitled to receive. At the request of the Bank, PricewaterhouseCoopers LLP has performed a review of the Historical Gross Index for the months ended from July 31, 1996 through to June 30, 2000 in accordance with the general review standards established by the Canadian Institute of Chartered Accountants. A review does not constitute an audit and consequently PricewaterhouseCoopers LLP did not express an audit opinion on the Historical Gross Index. An investor may obtain by written request to the Secretary of the Bank, a copy of the review engagement report prepared by PricewaterhouseCoopers LLP.

Benchmark Performance and Risk Parameters

The following table shows the historical performance of the Program and of other recognized benchmarks and their corresponding risk parameters for the months ended from July 31, 1996 through to December 31, 2000.

RETURN ANALYSIS (%)	Annualized Return	Best Month	Worst Month	Best Rolling 12 Month	Worst Rolling 12 Month	Aver. Rolling 12 Month
Canadian Benchmarks						
TSE 300	15.3	12.1	-20.1	63.4	-19.0	19.3
SCM T-Bills 91 days (1)	4.5	0.6	0.2	5.5	3.1	4.4
SCM-Universe (1)	8.5	4.3	-1.8	16.7	-2.2	7.0
SCM-Long Term (1)	11.4	6.9	-3.1	27.2	-7.1	10.1
US Benchmarks						
S&P 500	18.0	9.8	-14.5	52.1	-9.1	22.7
EAFE ($US) (2)	6.9	10.4	-12.4	31.0	-14.2	11.1
US T-Bills 91 days	5.3	0.5	0.4	6.1	4.6	5.2
Lehman Overall (3)	7.4	3.1	-2.4	12.8	-2.9	6.5
Lehman Long Term (3)	8.8	5.7	-4.3	19.5	-7.9	8.0
M.A.R. Fund of Funds (4)	11.1	4.2	-6.4	22.3	-1.5	12.2
Ex-Tra Program	**18.8**	**7.6**	**-2.5**	**31.0**	**4.7**	**16.7**

RISK ANALYSIS (%)	Annualized Monthly Volatility	Volatility Rolling 12 Month	Maximum Drawdown	Max. Drawdown (length in months)	Max. Drawdown Period	Sharpe Ratio (5)
Canadian Benchmarks						
TSE 300	19.4	20.5	-27.5	4	May 98 - Aug 98	0.56
SCM T-Bills 91 days (1)	0.3	0.7	n/a	n/a	-	n/a
SCM-Universe (1)	4.5	4.5	-2.5	9	May 99 - Jan 00	0.87
SCM-Long Term (1)	7.8	9.2	-7.1	12	Feb 99 - Jan 00	0.89
US Benchmarks						
S&P 500	16.9	13.1	-15.4	2	Jul 98 - Aug 98	0.75
EAFE ($US) (2)	15.2	10.1	-17.1	11	Aug 98 - Sep 98	0.11
US T-Bills 91 days	0.1	0.4	n/a	n/a	-	n/a
Lehman Overall (3)	3.7	4.6	-3.3	7	Feb 99 - Aug 99	0.56
Lehman Long Term (3)	6.6	8.2	-8.6	11	Feb 99 - Dec 99	0.53
M.A.R. Fund of Funds (4)	5.8	7.1	-7.1	3	Aug 99 - Oct 99	0.99
Ex-Tra Program	**8.1**	**6.1**	**-3.1**	**3**	**Jul 99 - Oct 99**	**1.67**

(1) SCM means the indices published by Scotia Capital Markets on different Canadian debt market benchmarks.

(2) EAFE means Europe, Australasia and Far East and is published by Morgan Stanley Capital International World Equities Index.

(3) Lehman means the indices published by Lehman Brothers on different U.S. debt market benchmarks.

(4) M.A.R. Fund of Funds means the median return for Hedge Fund of Funds published by Managed Account Reports Inc 1999.

(5) The Sharpe Ratio is calculated by substracting the Annualized Return of each Benchmark and the Ex-tra Program from the T-Bills returns for the period and by dividing the result by the corresponding Annualized Monthly Volatility.

The following table shows correlation between Canadian and US benchmarks and the Program for the months ended from July 31, 1996 through to December 31, 2000.

	Ex-Tra Program	SCM T-Bills [1]	SCM Universe [1]	SCM LT [1]	S&P 500	US T-Bills	EAFE ($US) [2]	Lehman Overall [3]	Lehman LT [3]	TSE 300
Ex-Tra Program	1	0.18	0.22	0.14	-0.03	0.13	-0.13	0.17	0.12	0.06
SCM [1] T-Bills		1	0.31	0.19	0.07	0.23	0.06	0.16	0.08	0.17
SCM [1] Universe			1	0.97	0.37	0.14	0.20	0.77	0.74	0.41
SCM-Long Term				1	0.36	0.11	0.19	0.76	0.77	0.38
S&P 500					1	-0.25	0.74	0.22	0.24	0.76
US T-Bills						1	-0.25	0.28	0.23	-0.16
EAFE ($US) [2]							1	0.02	0.03	0.74
Lehman Overall [3]								1	0.97	0.14
Lehman Long Term [3]									1	0.16
TSE 300										1

(1) SCM means the indices published by Scotia Capital Markets on different Canadian debt market. benchmarks.
(2) EAFE means Europe, Australasia and Far East and is published by Morgan Stanley Capital International World Equities Index.
(3) Lehman means the indices published by Lehman Brothers on different U.S. debt market benchmarks.

Determination of the Net Asset Value of the Program and the Net Asset Value per Unit

The Program Manager will calculate daily on each Business Day the value of the NAV of the Program based on data prepared in accordance with the accounting methods as set forth below. An independent auditor will also be retained on behalf of the Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value.

The NAV of the Program will be calculated in US dollars by the Program Manager on each Business Day by deducting the aggregate amount of the Program's liabilities from the aggregate value of the assets (the "Total Assets"). The Total Assets will be valued as follows:

(i) the value of cash on hand or on deposit, bills and demand notes, receivables, prepaid expenses, dividends and interest declared or accrued and not yet received, will be valued on an accrual basis;

(ii) the value of commodity or futures contracts, options, or securities traded on a recognized exchange will be the last available sale price or settlement price or lacking any recent sales or any record thereof, the simple average of the latest available offer price and bid price as published by the clearing house of the exchange;

(iii) the value of over-the-counter options shall be the average of the last bid and asked price quoted by a major dealer in such securities and the value of forward contracts shall be the gain or loss that would be realized if on such date the forward contract were "closed out";

(iv) the value of any unit or share of a private investment fund will be the definitive net asset value reported by the fund manager of such fund on that day or, if not available, the most recent provisional net asset value reported by the fund manager unless the Program Manager considers otherwise;

(v) the value of any security, option, commodity or futures contract which is not listed or traded on a recognized exchange or the resale of which is restricted by reason of a representations, undertaking or agreement by the Program Manager shall be determined on the basis of such price or yield

equivalent quotations (which may be public quotations or may be obtained from major market makers) as the Program Manager determines accurately reflects its fair value;

(vi) the value of all other property of the Program, and any property for which a third party valuation is not available, will be the value as the Program Manager determines in its reasonable discretion most accurately reflects its fair value; and

(vii) the value of any asset of the Program measured in a foreign currency will be valued at the current rate of exchange on that day as determined by the Program Manager.

In valuing the liabilities of the Program, the following will be included on an accrual basis: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, dividend and interest payable, external review engagements and borrowing costs. The value of the liabilities of the Program will be determined as follows:

(i) the value of all liabilities and contractual obligations will be the value determined by the Program Manager to most accurately reflect fair value; and

(ii) liabilities and contractual obligations payable in a foreign currency will be valued at the current rate of exchange on that day as determined by the Program Manager.

The value of any security or property to which, in the opinion of the Program Manager, the above principles cannot be applied (whether because no price or yield equivalent quotations are available as above provided, or for any other reason) shall be the fair value thereof determined in good faith in such manner as the Program Manager from time to time adopts.

As of December 31, 2000, the Bank had segregated assets in the amount of US$253 million in the Program. Pursuant to pricing supplements dated August 4, 2000, September 27, 2000, January 30, 2001 and February 27, 2001, 253,000 Notes were issued pursuant to a (final) base shelf prospectus filed with the Commission des valeurs mobilières du Québec. As of March 6, 2001, 242,900 Notes are outstanding. All investments and withdrawals in the Program will be done at the NAV per Unit on the preceding Business Day. The NAV per Unit is the amount obtained by dividing the NAV of the Program as of a particular date by the total number of Units outstanding on that date.

The process of valuing investments for which no published market exists is based on an estimation of liquidation values which may differ from the prices at which the investments may be sold.

Fees Assumed by the Bank

All administrative, accounting and risk management expenses will be assumed by the Bank.

Fees Assumed by the Program

Expenses borne by the Program and paid from assets will include: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, audit fees and borrowing costs. In general, the Program will pay to a Trading Advisor from the assets a base fee averaging 1% of the allocated capital to such Trading Advisor and incentive fees of around 20% based on the net profit realized and unrealized. Incentive fees are calculated for each Trading Advisor on a cumulative basis and in case of losses, are not payable to such Trading Advisor until all prior net losses are recouped. In some instances, the return must exceed a certain benchmark before becoming payable. These fees and expenses will reduce the Net Asset Value per Unit and will therefore be reflected in the Index Value.

Fees Assumed by the Noteholders

The Index Value will be reduced by the equivalent of 2% per annum at the end of each Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee (1% per annum) that the Bank is entitled to receive to manage the Program and the Service Fee (1% per annum) payable monthly by the Bank to Investment Advisors on record for their ongoing services to their clients.

Service Fee

Each Investment Advisor on record on the last Business Day of the month is entitled to receive from the Bank a Service Fee for ongoing services to their clients equal to 1% per annum of the average Value of the Notes held by its clients (excluding Notes issued during that month) payable monthly on the 15th day of the following month. The Service Fee will not be payable on Notes redeemed during the month. The Service Fee is reflected through the Percentage of Index Reduction.

DETAILS OF THE OFFERING AND DESCRIPTION OF THE NOTES

The following is a summary of the material attributes and characteristics of the Notes offered hereby, which does not purport to be complete. Reference is made to the Global Notes referred to below for the full text of such attributes and characteristics.

Issue Price and Principal Amount

Notes for an aggregate principal amount of up to US$250,000,000 including the Notes already issued may be sold from time to time in series initially on or about March 14, 2001 and subsequently on the last Tuesday of every month (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) at a price per Note in US dollars equal to the Index Value at that date, plus a maximum of 3%, during the two-year period that this prospectus, including any amendments thereto, remains valid. Each new issue of Notes will constitute a new series of Notes. All Notes of all series will have the same rights, rank *pari passu* in all respects and will be dealt with as if they belonged to one and the same class, except in respect of the principal amount at the Issue Date and the Issue Date.

The specific terms of any offering of Notes not described herein, including the aggregate principal amount of Notes being offered, the issue date, the issue price, the actual proceeds to the Bank, and the actual Agents' remuneration will be set forth in a prospectus supplement or pricing supplement (in either case referred to herein as a "prospectus supplement") which will accompany this prospectus. Subject to regulatory approvals, the Bank reserves the right to set forth in a prospectus supplement specific variable terms of Notes which are not within the options and parameters set forth in this prospectus.

A (final) base shelf prospectus pertaining to the Notes has been filed with the Commission des valeurs mobilières du Québec on July 31, 2000 pursuant to which 253,000 Notes were issued in four series, the Series 2000-07, the Series 2000-09, the Series 2001-01 and the Series 2001-02 for an aggregate principal amount of US$25,696,110 at the date of issue.

The Notes will be issued at a Closing Date for a principal amount per Note in US dollars equal to the Index Value at the Issue Date and sold at a price equal to such Index Value, plus a maximum of 3%.

Subscriptions, Registrations and Transfers

Subscriptions

Notes purchased by investors must be in integral numbers. Investors will subscribe for Notes by placing their orders with the Agents or a member of the selling group (if such a group is formed by the Agents). Orders for Notes may be accepted in whole or in part, and the Agents reserve the right to allot to any investor Notes in an amount less than that subscribed for by the investor, subject to the condition that any acceptance of a partial subscription or any partial allotment shall not be for less than an integral number of Notes per investor. The Agents also reserve the right to discontinue further acceptance of subscriptions at any time without notice.

Each member of the selling group (if such a group is formed by the Agents) who accepts orders for Notes will mail, no later than the third business day following the Issue Date, to each initial investor who places an order, a confirmation of the aggregate principal amount of Notes issued to the investor. The sales of the Notes to the initial investors will be settled on or before the third business day following the Issue Date.

Registration and Transfer

On the Issue Date, one or more definitive Global Notes evidencing each series of Notes, the number of Notes and the aggregate principal amount of the Notes to be issued to investors will be delivered to CDS and registered in the name of CDS or its nominee. Absent the circumstances referred to below, CDS or its nominee will be the only registered holder of the Notes. Notes will not be available for delivery to investors in physical form. Investors will hold their Notes through their client accounts with the Agents, a member of the selling group or another CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts and entries for the CDS Participants having interests in the Global Notes. Transfers of ownership of interests in the Global Notes will be effected through records maintained by CDS (with respect to the interests of CDS Participants) and on the records of CDS Participants (with respect to the interests of investors).

Definitive note certificates evidencing the Notes of each series will be issued to CDS Participants in the event that (i) CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Notes and the Bank is unable to engage a qualified successor depository system; or (ii) the Bank elects to terminate the use of the Book-Entry System in respect of the Notes. In either event, upon the surrender by CDS of the Global Notes evidencing the aggregate principal amount of Notes then outstanding, the Bank will issue, in the appropriate denominations, definitive notes to the CDS Participants appearing on the records maintained by CDS at the time of or immediately prior to such surrender.

Notes will be issuable to investors in integral numbers. Notes will be transferable in integral numbers. Until and unless notes evidencing the Notes are issued to CDS Participants as described above, CDS or its nominee will be the only registered holder recorded in such register, and its interest as shown therein will reflect the Global Notes. No Global Note may be transferred except as a whole by CDS to nominee of CDS or by a nominee of CDS to CDS or another nominee of CDS.

Investors in notes will be entitled to transfer their notes in a manner consistent with the foregoing (including with respect to authorized transfer denominations) by providing the appropriate instructions to the Agents, members of the selling group or other CDS participants through whom they hold their interests.

Rank

The Notes will rank *pari passu* with all deposit liabilities of the Bank (except as otherwise prescribed by law) and rateably, equally and without any preference among themselves. **The Notes are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under such act or similar legislation.**

Redemption by Noteholder

Noteholders will have the option to redeem their Notes on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) (an "Eligible Redemption Date") for a price per Note in US dollars equal to the Index Value at 4:15 p.m. (Eastern time) on that day, minus 1%, by following the procedure set out below.

Each registered holder of a Note will have the right, by notice (the "Redemption Notice"), to request the redemption of such registered holder's Notes in whole or in part as described below. General Trust of Canada will act as the initial payment and transfer agent. Any Redemption Notice will have to be delivered to General Trust of Canada no later than 4:15 p.m. (Eastern time) on an Eligible Redemption Date for such day to be the Redemption Date. If the Redemption Notice is received after such time on any Business Day, the Redemption Date will be the following Eligible Redemption Date.

If a Redemption Notice is properly delivered, the Bank will be required, on the Redemption Date, to redeem such Notes for a redemption price per Note that will be equal to the Index Value minus 1%. The redemption price shall be paid to the registered holder no later than the fifth Business Day following the Redemption Date.

As indicated under "Subscriptions, Registrations and Transfers", CDS or its nominee will be the only registered holder of Notes and, except in the limited circumstances described under that heading, no person other than CDS will be entitled to received any Note or other instrument evidencing Notes.

Bank Early Redemption Option

The Notes are not redeemable by the Bank prior to the Maturity Date, except upon the occurrence of a Bank Redemption Event (as defined below). All of the outstanding Notes may be redeemed, at the option of the Bank, upon 15 Business Days' prior notice furnished in writing by the Bank to General Trust of Canada (the "Bank Redemption Notice"), upon the occurrence of a Bank Redemption Event. Furthermore, the Bank shall publish such notice in the manner provided under "Description of the Notes – Notices to Noteholders".

A Bank Redemption Event means if, in the opinion of the Bank acting reasonably and in good faith, there shall have been any change in regulation, taxation, regulatory or taxation practice or policy or administration, or there exists or has occurred any state of facts caused by circumstances not within the control of the Bank, as a result of which it would be financially disadvantageous, or disadvantageous from a regulatory perspective, to the Bank if the Notes were to remain outstanding.

On the date set for redemption (the "Bank Early Redemption Date"), a Noteholder of record on such date shall be entitled to receive from the Bank an amount per Note in US dollars equal to the Index Value at 4:15 p.m. (Eastern time) on that day.

The Bank shall make available to Noteholders, no later than 4:15 p.m. (Eastern time) on the fifth Business Day following the Bank Early Redemption Date, the amount payable pursuant to such redemption, in the

form of an official cheque or, pursuant to an agreement between the Noteholders and the relevant CDS Participant, by wire transfer.

Maturity and Payment at Maturity

The Notes will mature on March 31, 2010. Upon Maturity, the Noteholders will receive from the Bank an amount per Note in US dollars equal to the Index Value at the Maturity Date. Until Maturity, the Index Value will be calculated by reference to the return of the NAV per Unit of the Program as indicated below. The amount received at Maturity (and the return), if any, will be based on the increase or decrease, if any, in the Index Value between the Issue Date and the Maturity Date.

The Bank will be required to make available to Noteholders, no later than 4:15 p.m. (Eastern time) on the fifth Business Day following the Maturity Date, funds in an amount sufficient to pay the amounts due under the Notes, in the form of an official cheque or, pursuant to an agreement between the Noteholders and the relevant CDS Participant, by wire transfer.

Deferred Payment

Federal laws of Canada preclude payments of interest or other amounts for the advancing of credit at effective rates in excess of 60% per annum. When any payment is to be made to a Noteholder on account of a redemption of a Note or at Maturity, payment of a portion of such payment may be deferred to ensure compliance with this legislation. Interest shall be paid on any deferred payment at the time such payments are made.

Calculation of Index Value

For the purposes of payment at Maturity, the Bank early redemption option, redemptions by Noteholders and subscription of Notes, the Index Value is calculated weekly as follows:

$$IV_{(VD)} = IV_{(VD-1)} \times \frac{\text{NAV per Unit}_{(VD)}}{\text{NAV per Unit}_{(VD-1)}} \times (1 - \%IR_{(CP)})$$

$IV_{(VD)}$: Index Value at any Valuation Date.
$IV_{(VD-1)}$: Index Value at the preceding Valuation Date.
NAV per Unit $_{(VD)}$: Net Asset Value per Unit of the Program at Valuation Date.
NAV per Unit $_{(VD-1)}$: Net Asset Value per Unit of the Program at the preceding Valuation Date.
$\%IR_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

The Index Value is calculated weekly but will be available on a daily basis upon request by a Noteholder.

Percentage of Index Reduction

The Index Value will be reduced by the equivalent of 2% per annum at the end of every Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee that the Bank is entitled to receive as described under "The Program – Fees Assumed by Noteholders".

Market for the Notes

There is currently no market for the Notes, and there can be no assurance that a market will develop. If a market develops, there can be no assurance that it will be liquid. The Agents have agreed with the Bank that they will use their reasonable efforts to assist investors to locate potential buyers if they wish to sell their Notes. The Bank may at its discretion apply to list the Notes on a recognized Canadian exchange.

Notices to Noteholders

All notices to the Noteholders regarding the Notes will be validly given if published in *La Presse* and in the national edition of *The Globe and Mail*, or if either of such newspapers are not being published, in another major Canadian newspaper with national circulation selected by the Bank. The Bank will give notice as aforesaid to the Noteholders of any material change or material fact relating to the Notes or the Index Value as it relates to the Notes. While any Note remains outstanding, the Bank will ensure that material information relating to the Notes and the Index Value is regularly available in such newspapers or published on a web site at www.nbc.ca/extra.

Modifications of the Notes

The definitive Global Notes may be amended without the consent of the Noteholders by agreement between the Bank and the Agents if, in the reasonable opinion of the Bank and the Agents, the amendment would not materially and adversely affect the interests of the Noteholders. In other cases, the definitive Global Notes may be amended if the amendment is approved by a resolution passed by the favourable votes of the Noteholders of not less than $66^2/_3$% of the Notes represented at a meeting convened for the purpose of considering the resolution. Each beneficial Noteholder is entitled to one vote per Note held by such Noteholder for the purposes of voting at meetings. The Notes do not carry the right to vote in any other circumstances.

RISK FACTORS

Investment in the Notes is subject to certain risk factors. Prior to making an investment decision, investors should carefully consider the risks associated with acquiring and holding Notes, including the following factors:

Capital Recovery at Maturity could be Less than the Initial Investment

The value of a Note, and the amount per Note to be received by a Noteholder at Maturity will fluctuate with the Index Value and may be less than the principal amount of such Notes depending on the performance of the Program. There can be no assurance that the Program will generate positive returns over such period.

Credit Risk

Because the obligation to make payments to holders of the Notes is an obligation of the Bank, the likelihood that such holders will receive the payments owing to them in connection with the Notes will be dependent upon the financial health and creditworthiness of the Bank.

No Recourse to Program Assets

The obligation to make payments to holders of the Notes in accordance with the terms thereof is an obligation of the Bank. Noteholders will not have, and the Notes will not represent any proprietary interest whatsoever in the assets acquired or held as part of the Program. Accordingly, Noteholders will have no recourse whatsoever to the assets of the Program to satisfy amounts owing to them under the Notes, nor will they be entitled in any way to influence the management of the Program or the Trading Advisors.

Early Redemption

The amount of the redemption price to be paid to an investor who desires to redeem any Notes prior to Maturity will depend entirely on the relative Index Values calculated at the appropriate times as described

under "Redemption by Noteholder". If an investor in Notes elects to exercise the redemption privilege rather than to hold the Notes to Maturity, the investor could receive an amount significantly less than the principal amount of its Notes. In addition, in the case of redemptions, investors will be subject to a 1% redemption penalty.

Non-Conventional Indebtedness

The Notes are not conventional indebtedness in that they do not provide investors with a defined income stream or a return that could be calculated by reference to a fixed or floating rate of interest that is determinable in advance. Investors in Notes will not have an opportunity to reinvest any income generated by their investments prior to Maturity, nor will they be able, prior to Maturity, to determine the return, if any, that they will receive on their Notes.

Calculation of Index Value

The Bank will be solely responsible for computing, on a daily basis, the NAV of the Program and the NAV per Unit, as well as determining the Index Value from time to time. The Bank may retain the services of third parties to make these calculations. An independent auditor will be retained on behalf of Investors to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. However, a calculation error may be made by the Bank in the calculation of the NAV per Unit and the Index Value and therefore affect the price at which a Noteholder could have purchased or sold its Notes.

Exchange Rates

The NAV of the Program will be calculated from time to time in US dollars. The assets of the Program may be invested and held in other currencies. Accordingly, the NAV will be affected by fluctuations in the value of the US dollar against such other currencies in which the assets of the Program are invested or held. The return to Noteholders will also be affected by fluctuations in the value of the Canadian dollar against the US dollar.

Commodity Futures Trading

The performance of the Program will be subject to risks associated with trading in contracts, and therefore the return, if any, to be realized by investors will be affected by such risks. Generally, futures trading is speculative, subject to leverage and volatility. At times, trading in the contracts may be illiquid and may be adversely affected by exchange regulations such as speculative position limits. Also, trading in certain types of contracts, such as interbank foreign exchange contracts, may be subject to the additional risk of counterparty default, absence of regulation and illiquidity due to an absence of secondary trading. Risks associated with options on commodity and financial futures contracts and with the contracts themselves will differ from the risks associated with the underlying assets. The Program will also be subject to the risk of failure of any of the exchanges on which its Trading Advisors trade, or of their clearing houses, if any.

Existence of Speculative Position Limits

The Commodity Futures Trading Commission (the "CFTC") and U.S. commodity exchanges have established limits referred to as "speculative position limits", or "position limits", on the maximum net long or net short positions which any person or group of persons may own, hold, or control in particular exchange-traded futures and option contracts. Insofar as such limits do exist, CFTC regulations require that all commodities interest accounts owned, held, managed, and controlled by the Trading Advisor and its principals and affiliates be aggregated for position limit purposes. Some Trading Advisors and their principal may trade for their own proprietary accounts and manage other funds and accounts. In addition,

Trading Advisors currently manage other funds and accounts, and intend to manage and act as trading advisor for additional funds and accounts in the future. These position limits may operate to limit the transactions effected for the Program by the Trading Advisors.

Trading by Trading Advisors

While the Program management will have to evaluate the performance record of each Trading Advisors and determine which Trading Advisors are suitable for the Program's trading polices and investment objectives, past performance of any Trading Advisors will not necessarily be indicative of future results. Furthermore, each Trading Advisors will have exclusive responsibility for making trading decisions with respect to the portion of the funds of the Program allocated to it. There can be no assurance that the respective trading systems and strategies utilized by the Trading Advisors will prove successful under all or any market conditions.

Dependence on Key Personnel

The Program Manager will depend, to a great extent, on the services of a limited number of individuals for the provision of investment management services to the Program. The loss of such individuals for any reason may have an impact on the Programs' return.

Suitability for Investment

An investment in Notes is speculative in nature and is suitable only for certain investors who have specific investment objectives and are willing to hold the Notes to Maturity. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of these investments in light of his or her investment objectives and the information set out in this prospectus.

No Identification of Trading Advisors

The identity of Trading Advisors and their individual performance records will not be made available to prospective investors. Since this information will not be made available, investors are relying solely on the ability of the Program Manager to select Trading Advisors in making a decision whether or not to invest in the Notes.

Performance-Based Fees

Many Trading Advisors will receive performance-based fees. It is possible that a Trading Advisor will earn a performance-based fee while the Index Value has decreased. Furthermore, some Trading Advisor charging such fees may not utilize a benchmark or, similarly, a loss carry forward provision. If a Trading Advisor is replaced, the new trading advisor will earn performance-based fees from its allocated assets and all possibility to recoup prior losses will then be lost. The performance-based fees with Trading Advisor may create an incentive for the Trading Advisor to engage in investment strategies and to make investments that are more speculative and riskier than would be the case in the absence of such performance-based fees. Currently, the Program pays based fees averaging 1% of the allocated assets and performance fees of around 20% based on net profit realized and unrealized. There is no guarantee that in the future the level of the based fees and performance fees will not increase.

Market, Strategy and Management Risks

The Program's performance will be subject to three broad categories of risks: market, strategy and management risks. Market risk is inherent in any investment or trading strategy. In the case of the Program, this risk will be on a Trading Advisor by Trading Advisor basis, and could be significant and exacerbated by

the high degree of leverage at which Trading Advisors may trade. Strategy specific losses can result from excessive concentration by multiple Trading Advisors in the same investment approach or general economic events that adversely affect particular strategies. There is a possibility that strategies employed evolving over time, and perhaps changing materially, in ways which it would be difficult for the Program Manager to follow. It is, in any event, difficult, if not impossible, for the Program Manager to be aware of whether there have been material changes in a Trading Advisor's strategy. As these strategies are confidential and proprietary, it is possible that the Program Manager will not be able to identify a discrepancy in trading or investment pattern.

Management risk is a common problem for multi-manager strategies. The Program Manager will generally have no immediate control over the Trading Advisors' trading. Unusual problems such as fraud or self-dealing by Trading Advisors may also arise. However, the Bank will indemnify the investors by making appropriate adjustment to the Index Value in case of fraud by a Trading Advisor.

General Economic Conditions

The success of any investment activity is affected by general economic conditions that affect the level and volatility of prices as well as the liquidity of the markets. The prices of many securities and derivative instruments are highly volatile. The price movements of the instruments that Trading Advisors will acquire or sell short will be influenced by, among other things, interest rates, changing supply and demand relationships, the trade, fiscal, monetary and exchange control programs and policies of governments, and domestic and international political and economic events. Unexpected changes (in either direction) in the volatility or liquidity of the markets in which Trading Advisors hold positions could cause significant losses. The profitability of a significant portion of the Program will depend upon the Trading Advisors' correct assessments of future price movements in the assets underlying its strategy. There can be no assurance that Trading Advisors will be able to accurately predict these price movements, even during market periods which are favourable to most other managers.

General Investment and Trading Risks

All securities, commodities, derivatives and other investments are subject to a risk of loss capital. The Program Manager believes that its risk management practices and research techniques should moderate this risk through a careful selection of Trading Advisors and management strategy. No guarantee or representation is made that the Program Manager (or any Trading Advisors retained by the Program Manager) investment program will be successful. The Program may utilize investment techniques such as trading options and derivatives, limited diversification, margin transactions, short sales and forward contracts, which practices can, in certain circumstances, increase the adverse impact to which the Program may be subject.

While the Program does not currently intend to do so, the Program may invest in securities, private claims and obligations of domestic and foreign entities which are experiencing significant financial or business difficulties, such as loans, commercial paper, loan participations, trade claims held by trade or other creditors, partnership interests or similar financial instruments, executory contracts or options or participations therein not publicly-traded, which may result in significant returns to the Program but which involve a substantial degree of risk of loss. The Program may lose a substantial portion or all of its investment in such an entity or may be required to accept cash or securities with a value less than the Program's investment. Among the risks inherent in investments in entities experiencing significant financial or business difficulties is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by laws relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and a bankruptcy court's discretionary power to disallow, subordinate or disenfranchise particular claims. The market prices of such instruments

are also subject to abrupt and erratic market movements and above average price volatility, and the spread between the bid and asked prices of such instruments may be greater than normally expected. In addition, such instruments may contain restrictions on transfer or otherwise have limited liquidity.

While the Program does not currently intend to do so, the Program may invest in unregistered securities of publicly-held companies and in privately-held companies. Such investments may require a significant amount of time from the date of initial investment before disposition. Some portfolio companies may have the need for additional capital to support expansion or to achieve or maintain a competitive position, and there is no assurance that such capital will be available, particularly for private companies.

The Program may invest in bonds or other fixed income securities, including without limitation, commercial paper and "higher yielding" debt securities (and, therefore, higher risk). Such securities may be below "investment grade" and face ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the issuer's inability to meet timely interest and principal payments. The market values of certain of these lower rated debt securities tend to reflect individual corporate developments than do higher rated securities, which react primarily to fluctuations in the general level of interests rates, and tend to be more sensitive to economic conditions. It is likely that a major economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal or pay interest thereon and therefore increase the incidence of default for such securities.

The Trading Advisor will attempt to assess the foregoing risk factors and others in determining the extent of the positions it will take in the relevant securities and the prices it is willing to pay for such securities. However, such risks cannot be eliminated, and hedging may not be successful.

Risk Arbitrage Trading in Securities

The Program Manager may retain Trading Advisors who invest in securities risk arbitrage transactions which are inherently volatile. Therefore, the short-term performance of the Program's securities investments could fluctuate significantly.

The price offered for securities of a company in a tender offer, merger, or other acquisition transaction will generally be at a significant premium above the market price of the securities prior to such transaction. The announcement of such a transaction generally will cause the market price of the securities to begin rising. Trading Advisors may purchase such securities after the announcement of the transaction at a price that is higher than the pre-announcement market price, but which is lower than the price at which the Trading Advisors expect the proposed transaction to be consummated. If the proposed transaction is not consummated, the value of such securities purchased by the Trading Advisors may decline significantly. It also is possible that the difference between the price paid by the Trading Advisors for securities and the amount anticipated to be received upon consummation of the proposed transaction may be very small. In addition, where the Trading Advisors have sold short the securities they anticipate receiving in an exchange offer or merger, the Trading Advisors may be forced to cover their short position in the market at a higher price than their short sale, with a resulting loss. If the Trading Advisors have sold short securities which are the subject of a proposed exchange offer, merger, or tender offer and the proposed transaction is consummated, the Trading Advisors also may be forced to cover their short position at a loss.

In certain proposed takeovers, a Trading Advisor may determine that the price offered for the relevant securities is likely to be increased, either by the original bidder or by a competing offeror. In such circumstances, the Trading Advisor may purchase securities at a market price that is above the offer price, incurring the additional risk that the offer price will not be increased or that the offer will be withdrawn. If

no transaction is ultimately consummated, a substantial loss may occur. The consummation of a merger, tender offer, or exchange offer can be prevented or delayed or the terms may be changed by a variety of factors, including specific efforts by the offeror or offeree, market conditions, or governmental regulations.

In addition to engaging in securities arbitrage activity, a Trading Advisor may invest and trade in the securities of companies that it believes are undervalued or which may become the target of a takeover or other transaction. If the anticipated transaction, in fact does not occur or if the securities do not increase in value as anticipated, the Trading Advisor may sell them at no gain or at a loss.

Repurchase, Reverse Repurchase and Securities Lending Transaction

A Trading Advisor may engage in repurchase, reverse repurchase and securities lending agreements as part of its cash management and trading strategies, and also will engage in such transactions as a method of financing certain securities positions. In the event of the insolvency of or default or delay by the transferee of securities in a repurchase or securities lending agreement, the Trading Advisor, as transferor, runs the risk that the transferee may not re-deliver the securities when required. In the event of the insolvency of or default or delay by a transferor of securities in a reverse repurchase or securities lending agreement, the Trading Advisor, as transferee, could experience both delays in liquidating the underlying securities and losses, including a possible decline in the value of the securities collateral during the period while the Trading Advisor seeks to enforce its rights thereto, or possible subnormal levels of income and lack of access to income during this period, and potential unanticipated expenses of enforcing its rights. In addition, repurchase, reverse repurchase and securities lending agreements are utilized by the Trading Advisor to leverage its trading strategies and, as a result, may result in substantial losses.

FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Desjardins Ducharme Stein Monast, a general partnership, counsel to the Bank and to the Agent, the following is a fair summary of the principal income tax consequences under the laws of Canada generally applicable to a Noteholder of the Notes offered pursuant to this prospectus who, at all relevant times, for purposes of the Act, is a resident of Canada, deals at arm's length with the Bank, and acquires and holds the Notes as capital property. Notes acquired by certain "financial institutions" (as defined in the Act) will generally not be held as capital property by such Noteholders and will be subject to special "mark-to-market" rules. This summary does not take into account these mark-to market rules and taxpayers to whom these rules may be relevant should consult their own tax advisors.

This summary is based upon the current provisions of the Act and the regulations thereunder, all specific proposals to amend the Act or the regulations publicly announced by the federal Minister of Finance prior to the date hereof (the "Amendments") and counsel's understanding of certain published administrative practices and policies of the Canada Customs and Revenue Agency ("Revenue Canada"). No assurances can be given that the Amendments will be enacted as announced. Except for the Amendments, this summary does not take into account or anticipate any changes in the law, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada.

This summary is not intended to constitute, nor should it be relied upon as, tax advice to any particular Noteholder. While it is a question of fact, generally the Notes will be regarded as capital property to a Noteholder who acquires and holds Notes as investments (and in particular not as inventory held in the course of a business carried on by a Noteholder for purposes of the Act or as an adventure in the nature of trade). A Noteholder who is an individual and neither a trader nor dealer in securities nor a non-resident and who is uncertain that the Notes constitute capital property for him may consider making a one time election to treat the Notes, and all other Canadian securities, as defined in the Act, owned by him in that or

subsequent taxation years, as capital property. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Notes primarily in view of obtaining a tax benefit. **Noteholders should consult their own tax advisors as to the overall consequences of their ownership of Notes.**

Federal Income Tax Considerations

The amount of the excess of the repurchase price over the principal amount of a Note, which is payable to a Noteholder, can be ascertained and the right to it arises only at a Redemption Date or at Maturity. The amount of such excess, if any, will be included in the Noteholder's income, as interest, when a Note is redeemed or Maturity is reached.

On a disposition of a Note resulting from the repayment by the Bank on a Redemption Date or at Maturity, a Noteholder will realize a capital gain (or a capital loss) to the extent that a payment received at such time, less the amount, if any, required to be included in the Noteholder's income in the year of such a disposition as interest, exceeds (or is less than) the Noteholder's adjusted cost base of the Note.

Revenue Canada has not expressed any opinion as to whether amounts received or deemed to be received by a holder on a disposition or deemed disposition of a Note, other than a disposition resulting from a repayment by the Bank, will be considered as a capital gain or a capital loss, or as income or ordinary loss. Generally, an amount received or deemed to be received by a Noteholder on such disposition or deemed disposition of a Note will normally give rise to a capital gain (or a capital loss) to such Noteholder at such time to the extent such amount exceeds (or is less than) such Noteholder's adjusted cost base of the Note. **However, Noteholders who dispose of a Note otherwise than upon the Bank Early Redemption Option, or who dispose of a Note within a short period of time before Maturity should consult their own tax advisor with respect to their particular circumstances.**

Under proposed Amendments, one half of any capital gain constitute a taxable capital gain which must be included in the holder's income and one half of any capital loss constitute an allowable capital loss, which is deductible against taxable capital gains, subject to and in accordance with the provisions of the Act. The Notes are denominated in US dollars. For the purposes of computing a gain or loss, in general, a Noteholder's cost of such Note or proceeds of disposition is the Canadian Dollar equivalent of the purchase price or amount received on disposition of the Note computed at the rate of exchange prevailing on the date of purchase or disposition, respectively. Noteholders may realize a capital gain or loss if there is a change in the Canada/United States Dollar Exchange Rate between the date of purchase and the date of disposition of Notes and, in the case of an individual Noteholder, to the extent such gain or loss exceeds $200. A holder that is a Canadian-controlled private corporation may be subject to a refundable tax of $6^2/_3$% on investment income, including taxable capital gains. This tax, together with a corporation's "refundable dividend tax on hand", will be refunded when the corporation pays taxable dividends at the rate of $1 for every $3 of dividends paid.

PLAN OF DISTRIBUTION

Under an agreement dated March 6, 2001 (the "Agency Agreement") between the Bank and National Bank Financial Inc. and Laurentian Bank Securities Inc. (the "Agents"), the Agents are authorized, as agents of the Bank, to offer for sale in all provinces of Canada, except in Ontario, subject to the terms and conditions contained in the Agency Agreement, a maximum of US$250,000,000 principal amount of Notes, issuable in series, at a price per Note in US dollars equal to the Index Value at the Issue Date, plus a maximum of 3%. Notes must be purchased by investors in an integral number.

The continuing obligations of the Agents under the Agency Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain other stated events.

A fee of 1% of the subscription amount of the Notes will be paid to the Agents upon the closing of each issue of Notes. All fees payable to the Agents will be paid on account of services rendered in connection with the offering of Notes and deducted from the subscription amount. A fee to be negotiated between the Noteholder and the Investment Advisor up to a maximum of 2% of the Index Value will be payable by the Noteholder.

A Service Fee of 1% per annum of the average value of the Notes payable monthly will be paid by the Bank to Investment Advisors for ongoing services to their clients.

One or more definitive Global Notes for each series of Notes to be issued to investors will be issued in registered form to CDS and will be deposited with CDS on the Issue Date. Subject to certain exceptions, certificates evidencing the Notes will not be available to Noteholders under any circumstances and registration of interests in and transfer of Notes will be made only through the BBS of CDS. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. The decision to offer the Notes and the terms of this offering were negotiated at arm's length between the Bank and the Agents. National Bank Financial Inc. will not receive any benefit in connection with this offering other than a portion of the fee payable to the Agents.

Laurentian Bank Securities Inc. is an independent agent and is not related or connected to the Bank or to National Bank Financial Inc. and has acted as Agent in connection with this offering of Notes and, in that capacity, has participated with the other Agent in due diligence meetings relating to this prospectus with the Bank and its representatives, have reviewed this prospectus and has had an opportunity to propose such changes to this prospectus as it has considered appropriate and has participated, together with the other Agent, in establishing the terms of the Notes.

USE OF PROCEEDS

The net proceeds of the offering, after payment of the expenses of the offering, will be used for general banking purposes of the Bank. The Agents' remuneration will be deducted for the subscription amount.

LEGAL MATTERS

Legal matters in connection with the issue and sale of the Notes will be passed upon, on behalf of the Bank and the Agents, by Desjardins Ducharme Stein Monast, a general partnership. Gérard Coulombe Q.C., a partner of Desjardins Ducharme Stein Monast, a general partnership, is a director of the Bank. The partners and associates of Desjardins Ducharme Stein Monast, a general partnership, as a group, beneficially own, directly or indirectly, less than one percent of any securities of the Bank or its affiliates.

TRANSFER AGENT AND REGISTRAR

General Trust of Canada, a wholly-owned subsidiary of the Bank, at its principal transfer offices in Montréal, will be the Transfer Agent and Registrar for the Notes.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE BANK

Dated: March 6, 2001

The foregoing together with the documents incorporated herein by reference, as of the date of each supplement hereto, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form shelf prospectus and such supplement as required by the *Bank Act* (Canada) and the regulation thereunder and the shelf securities laws of all provinces of Canada, except in Ontario. For the purposes of the *Securities Act* (Québec), this short form shelf prospectus and such supplement, as supplemented by the permanent information record, as of the date of each supplement, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

"*André Bérard*"

ANDRÉ BÉRARD
Chairman of the Board and
Chief Executive Officer

"*Jean Turmel*"

JEAN TURMEL
President, Financial Markets,
Treasury and Investment Bank
(as Chief Financial Officer)

On behalf of the Board of Directors

"*Paul Gobeil*"

PAUL GOBEIL
Director

"*Robert Parizeau*"

ROBERT PARIZEAU
Director

CERTIFICATE OF THE AGENTS

Dated: March 6, 2001

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, as of the date of each supplement hereto, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form shelf prospectus and such supplement as required by the *Bank Act* (Canada) and the regulations thereunder and the securities laws of all provinces of Canada, except in Ontario. For the purposes of the *Securities Act* (Québec), to our knowledge, this short form shelf prospectus, and such supplement, supplemented by the documents incorporated herein by reference, as of the date of each supplement, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

"*Serge Fecteau*"

Per: Serge Fecteau

LAURENTIAN BANK SECURITIES INC.

"*Michel Richard*"

Per: Michel Richard

The following includes the name of every person having an interest, either directly or indirectly, to the extent of not less than 5% in the capital of:

NATIONAL BANK FINANCIAL INC.: an indirect wholly-owned subsidiary of National Bank of Canada.

LAURENTIAN BANK SECURITIES INC.: a wholly-owned subsidiary of Laurentian Bank of Canada.

This pricing supplement together with the short form shelf prospectus dated July 31, 2000, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 4 dated February 28, 2001

(to the short form shelf prospectus dated July 31, 2000)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2010

SERIES:	Series 2001-02 Notes	
PRINCIPAL AMOUNT:	US$5,420,500 (50,000 Notes)	CUSIP No.: 633067 74 9
ISSUE PRICE:	US$109.49 to US$111.66 per Note	
ISSUE AND DELIVERY DATE:	March 2, 2001	
NET PROCEEDS TO BANK:	US$5,420,500 (if all the Notes are sold and excluding expenses of issue)	
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	192,900 (excluding those described in this Pricing Supplement)	
FINAL MATURITY DATE:	March 31, 2010	
AGENTS' COMPENSATION:	US$1.08 per Note (for a total compensation of US$54,000 if all the Notes are sold)	

National Bank Financial Inc., one of the Agents, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related and connected issuer of National Bank Financial Inc. National Bank Financial Inc. will not receive any benefit in connection with this offering other than a portion of the Agents' fee.

BLC Securities Inc. is an independent agent and is not related or connected to the Bank or to National Bank Financial Inc. and has acted as Agent in connection with this offering of Notes and, in that capacity, has participated with the other Agent in due diligence meetings relating to the Prospectus with the Bank and its representatives, have reviewed the Prospectus and has had an opportunity to propose such changes to the Prospectus as it has considered appropriate and has participated, together with the other Agent, in establishing the terms of the Notes.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the Commission des valeurs mobilières du Québec which need to be incorporated by reference and form an integral part of the Prospectus except for the Annual Information Form of the Bank for the year ended October 31, 2000, dated November 27, 2000, the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2000 together with the Auditors' Report thereon, which include comparative Audited Consolidated Financial Statements of the Bank for the year ended October 31, 1999, the Interim Consolidated Financial Statements of the Bank for the quarter ended January31, 2001, the Management Proxy Circular dated January 18, 2001 in connection with the Bank's annual and special meeting of shareholders to be held on March 17, 2001 except for the "Report of the Human Resources Committee on the Compensation of Officers of the Bank" and the "Performance Graph for Common Shares of the Bank", and the Material Change Report of the Bank dated December 22, 2000 relating to the Shareholder Rights Plan.

This preliminary short *under procedures in all provinces of Canada, ex ... fter the short form shelf prospectus has become j ... res require the delivery to purchasers of a short ... ied period of time after agreeing to purchase an*

The securities offered b ... ly offered for sale and therein only by persons ... y way passed upon the merits of the securities o

No securities regulatory ... The securities offered hereby have not been, and ... registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered within the United States or to US persons.

PRELIMINARY (SHORT FORM) BASE SHELF PROSPECTUS

New Issue **February 8, 2001**

[LOGO OF NBC]

NATIONAL BANK OF CANADA

US$250,000,000 (Maximum)

NBC Ex-Tra Total Return Linked Notes Due 2010

NBC Ex-Tra Total Return Linked Notes Due 2010 (the "Notes") of the National Bank of Canada (the "Bank") of an aggregate principal amount of up to US$250,000,000 may be sold hereunder from time to time in series on the last Tuesday of every month (or on the next business day if the Tuesday is a Canadian Banking Holiday) (as defined hereunder) (a "Closing Date") at a price per Note in US dollars equal to the Index Value (as defined hereunder) at that date, plus a maximum of 3% during the two-year period that this short form shelf prospectus, including any amendments thereto, remains valid.

The specific terms of any offering of Notes not described herein, including the aggregate principal amount of Notes being offered, the issue date, the issue price, the actual proceeds to the Bank, and the actual Agents' remuneration will be set forth in a prospectus supplement or pricing supplement (in either case referred to herein as a "prospectus supplement") which will accompany this short form shelf prospectus. Subject to regulatory approvals, the Bank reserves the right to set forth in a prospectus supplement specific variable terms of Notes which are not within the options and parameters of this shelf prospectus.

A (final) base shelf prospectus pertaining to the Notes has been filed with the Commission des valeurs mobilières du Québec on July 31, 2000 pursuant to which 203,000 Notes were issued in three series, the Series 2000-07, the Series 2000-09 and the Series 2001-01 for an aggregate principal amount of US$20,275,610 at the date of issue.

The Notes will be issued at a Closing Date for a principal amount per Note in US dollars equal to the Index Value at the Issue Date, as indicated in the prospectus supplement which will accompany this short from shelf prospectus and sold at a price equal to such Index Value plus a maximum of 3%. On March 31, 2010 (the "Maturity Date"), each holder of Notes (a "Noteholder"), of any series, will receive in respect of each Note held by such Noteholder an amount equal to the Index Value at the Maturity Date. The return will be based on the increase or decrease, if any, in the Index Value between the Issue Date and the Maturity Date or, as the case may be, between the Issue Date and the Redemption Date (as defined hereinafter). Until Maturity, the Index Value will be calculated weekly by reference to the return of the net asset value per unit of the Bank's External-Traders Program (the "Program"), where such net asset value will be calculated as the sum of the market value (realized and unrealized), as determined by the Bank, of all cash and money market instruments, all open positions and commodities interest and all other assets held in the Program, less the liabilities of the Program, divided by the number of units outstanding at that time. The Program is a proprietary investment strategy managed by the Bank for its own funds and those of outside parties. The goal of this Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection. A Noteholder has no interest in the assets of the Program, but has an entitlement under the Notes, enforceable against the Bank, the value of which will be determined by the performance of the Program. Noteholders will have the option to redeem their Notes on the Tuesday of every week (or on the next business day if the Tuesday is a Canadian Banking Holiday) for a price per Note in US dollars equal to the Index Value at that date, minus 1%. The Notes may not be called for redemption by the Bank prior to Maturity except in limited circumstances.

PRICE VARIABLE BY REFERENCE TO THE INDEX VALUE

Prospective purchasers should take into account various risk factors associated with this offering, including the risk that the value of a Note, and the amount per Note to be received by a Noteholder at Maturity or upon redemption will fluctuate with the level of the Index Value and may be less than the principal amount of such Note. See "Risk Factors".

The Notes will rank *pari passu* with all deposit liabilities of the Bank (except as otherwise prescribed by law) and rateably, equally and without any preference among themselves. The Notes are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured pursuant to such act or similar legislation. See "Description of the Notes - Rank".

The Notes will be offered by the Agents acting as such in accordance with the conditions contained in the Agency Agreement and subject to the approval of certain legal matters on behalf of the Bank and the Agents by Desjardins Ducharme Stein Monast, a general partnership. The rate of commission payable to the Agents and the Investment Advisors (as defined hereunder) in connection with the sales of Notes shall be of a maximum of 3% of the principal amount (the Index Value) of any Note and will be paid by the purchasers. See "Plan of Distribution".

National Bank Financial Inc., one of the Agents, is an indirect wholly-owned subsidiary of the Bank. The Bank is a related and connected issuer of National Bank Financial Inc. under applicable securities legislation by virtue of the Bank's ownership of National Bank Financial Inc. See "Plan of Distribution".

One or more definitive Global Notes for the full amount of the issue of each series of Notes will be issued in registered form to The Canadian Depositary for Securities Limited ("CDS") and will be deposited with CDS on each Issue Date. Subject to certain exceptions, certificates evidencing the Notes will not be available to Noteholders under any circumstances and registration of interests will be made in CDS's book-based system. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Desjardins Ducharme Stein Monast, a general partnership, counsel to the Bank and to the Agent, the Notes offered hereby, at the date of issue, will be eligible investments, without resort to the so-called "basket provisions", or their purchase will not be prohibited, in each case subject to general investment provisions, and in certain cases subject to prudent investment requirements and to additional requirements relating to investment or lending policies or goals, under or by the following statutes:

(i) *Insurance Companies Act* (Canada);
(ii) *Trust and Loan Companies Act* (Canada);
(iii) *Pension Benefits Standards Act, 1985* (Canada);
(iv) *An Act respecting insurance* (Québec) (in respect of insurers, as defined therein, other than guaranteed fund corporations, insurance funds and mutual associations);
(v) *An Act respecting trust companies and savings companies* (Québec), in the case of trust companies investing their own funds and funds received as deposit for savings companies investing their own funds;
(vi) *Supplemental Pension Plans Act* (Québec).
(vii) *Loan and Trust Corporations Act* (Ontario);
(viii) *Pension Benefits Act* (Ontario);
(ix) *Alberta Heritage Savings Trust Fund Act* (Alberta)
(x) *Insurance Act* (Alberta);
(xi) *Loan and Trust Corporations Act* (Alberta);
(xii) *The Insurance Act* (Manitoba); and
(xiii) *The Trustee Act Manitoba* (Manitoba).

In the opinion of such counsel, the Notes offered hereby will, at the date of issue, also be qualified investments under the *Income Tax Act* (Canada) and the *Taxation Act* (Québec) for trusts governed by Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plan and Deferred Profit Sharing Plans, other than a deferred profit sharing plan under which the Bank or a corporation with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada) and the *Taxation Act* (Québec) is an employer, and may be held in such plan subject to the terms of the plan.

In the opinion of such counsel based on a review of the provisions of the *Income Tax Act* (Canada), including the general anti-avoidance provision, published proposals to amend the *Income Tax Act* (Canada) and such counsel's understanding of the Canada Customs and Revenue Agency's administrative practices, the Notes do not constitute foreign property for the purpose of the *Income Tax Act* (Canada).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form shelf prospectus from documents filed with the Commission des valeurs mobilières du Québec. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference or of the permanent information record may be obtained on request without charge from the Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec H3B 4L2, telephone (514) 394-6080 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The following documents, filed with the Superintendent of Financial Institutions and with the various securities commissions or similar authorities in each province of Canada, except Ontario, are specifically incorporated by reference and form an integral part of this short form shelf prospectus:

(a) the Annual Information Form of the Bank dated November 27, 2000;

(b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2000 together with the Auditors' Report thereon, which include comparative Audited Consolidated Financial Statements of the Bank for the year ended October 31, 1999;

(c) the Management Proxy Circular dated January 18, 2001 in connection with the Bank's annual and special meeting of shareholders to be held on March 7, 2001 except for the "Report of the Human Resources Committee on the Compensation of Officers of the Bank" and the "Performance Graph for Common Shares of the Bank"; and

(d) the Material Change Report of the Bank dated December 22, 2000 relating to the Shareholder Rights Plan.

Any documents of the type referred to in the preceding paragraph and any material change report (excluding confidential material change reports) filed by the Bank with the various securities commissions or similar authorities in each province of Canada, except Ontario, after the date of this short form shelf prospectus and prior to the termination of the offering, will be deemed to be incorporated by reference into this short form shelf prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this short form shelf prospectus will be deemed to be modified or superseded, for purposes of this short form shelf prospectus, to the extent that a statement contained in this short form shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this short form shelf prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this short form shelf prospectus.

Upon a new annual information form and annual financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements, all interim financial statements, the previous management proxy circular and material change reports filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference to this prospectus for purposes of future offers and sales of Notes hereunder.

A prospectus supplement containing the specific terms with respect to any offered Notes and other information in relation to such offered Notes will be delivered to purchasers of such offered Notes together with this prospectus and will be deemed to be incorporated by reference to this prospectus as of the date of such prospectus supplement and only for the purposes of the offering of such offered Notes.

SUMMARY OF THE OFFERING

The following is a summary of more detailed information appearing elsewhere in this short form shelf prospectus. Capitalized terms not defined in this summary are defined elsewhere in this prospectus. See "Glossary".

Issuer:	National Bank of Canada.
Issue:	NBC Ex-Tra Total Return Linked Notes Due 2010, issuable in series.
Maturity:	March 31, 2010 (for all series).
Notes Outstanding:	As at February 8, 2001, 192,900 Notes are currently outstanding. These Notes constitute three series of Notes and were issued pursuant to a short form shelf prospectus filed on July 31, 2000 with the Commission des valeurs mobilières du Québec.
Issue Amount:	Up to US$250,000,000 including the Notes already issued.
Issue Price:	The Notes will be issued at a Closing Date, for a principal amount per Note in US dollars equal to the Index Value at the Issue Date and sold at a price equal to such Index Value plus a maximum of 3%. The issue price of each offering of Notes, along with other information regarding each issue of Notes, will be set forth in a prospectus supplement that will accompany this short form shelf prospectus. Investors must purchase an integral number of Notes.
Issue Dates:	Notes for an aggregate principal amount of up to US$250,000,000 are issuable in series on the last Tuesday of every month except (or on the next business day if the Tuesday is a Canadian Banking Holiday) during the two-year period that this short form shelf prospectus, including any amendments thereto, remains valid (an "Issue Date"). The specific terms of any offering of Notes not described herein, including the aggregate principal amount of Notes being offered, the issue date, the issue price, the proceeds to the Bank, and the Agents' remuneration will be set forth in a prospectus supplement or pricing supplement (in either case referred to herein as a "prospectus supplement") that will accompany this short form shelf prospectus.
Program:	The Program is a proprietary investment strategy managed by the Bank for its own funds and those of outside parties. The goal of this Program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection. A Noteholder has no interest in the assets of the Program but has an entitlement under the Notes enforceable against the Bank, the value of which will be determined by the economic performance of the Program. See "The Program".
Use of proceeds:	The net proceeds of the offering, after payment of the expenses of the offering, will be used for general banking purposes of the Bank. The Agents' remuneration will be deducted from the subscription amount. See "Use of Proceeds".

Index Value:	Until Maturity, the Index Value will be calculated weekly by reference to the return of the Net Asset Value per Unit of the Program between each Valuation Date as follows: $IV_{(VD)} = IV_{(VD-1)} \times \frac{\text{NAV per Unit}_{(VD)}}{\text{NAV per Unit}_{(VD-1)}} \times (1 - \%IR_{(CP)})$ *$IV_{(VD)}$: Index Value at any Valuation Date.* *$IV_{(VD-1)}$: Index Value at the preceding Valuation Date.* *NAV per Unit $_{(VD)}$: Net Asset Value per Unit of the Program at Valuation Date.* *NAV per Unit $_{(VD-1)}$: Net Asset Value per Unit of the Program at the preceding Valuation Date.* *%IR $_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).*
Percentage of Index Reduction:	The Index Value will be reduced by the equivalent of 2% per annum at the end of every Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee that the Bank is entitled to receive as described under "The Program – Fees Assumed by Noteholders".
Annual Interest Payment:	No interest or payment will be made to Noteholders in respect to the Notes other than the payments to be made at Maturity or upon redemption.
Payment at Maturity:	At Maturity, a Noteholder will receive as payment in respect of each Note held by such Noteholder an amount equal in US dollars to the Index Value at the Maturity Date. See "Description of the Notes – Maturity".
Redemption by Noteholder:	Noteholders will have the option to redeem their Notes on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) for a price per Note in US dollars equal to the Index Value at that date, minus 1%. See "Details of the Offering and Description of the Notes – Redemption by Noteholder".
Bank Early Redemption Option:	The Notes may not be called for redemption by the Bank prior to Maturity except in limited circumstances, including a change in regulation, taxation, regulatory or taxation practice and other circumstances not within the control of the Bank. See "Description of the Notes – Bank Early Redemption Option".
Rank:	The Notes will rank *pari passu* with all deposit liabilities of the Bank (except as otherwise prescribed by law) and rateably, equally and without any preference among themselves. **The Notes are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under such act or similar legislation.** See "Details of the Offering and Description of the Notes – Rank".
Book-Based System:	Notes of each series will be evidenced by one nominative Global Note held by CDS, or on its behalf, as registered holder of the Notes. Registration of the interests and transfers of the Notes will be made only through the book-based system of CDS. Subject to certain exceptions, no Noteholder will be entitled to any certificate or other instrument from the Bank or CDS evidencing the ownership thereof and no Noteholder will be shown on the records maintained by CDS except through an agent who is a CDS

	Participant. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".
Market for the Notes:	There is currently no market for the Notes and there can be no assurance that a market will develop. If a market develops, there can be no assurance that it will be liquid. The Agents have agreed with the Bank that they will use their reasonable efforts to assist Noteholders to locate potential buyers if they wish to sell their Notes. See "Details of the Offering and Description of the Notes – Market for the Notes".
Eligibility for Investment:	In the opinion of counsel, the Notes will be eligible for investment under certain statutes as set forth under "Eligibility for Investment". Furthermore, the Notes will qualify for investment under the Act for trusts governed by Registered Retirement Savings Plans. The Notes do not constitute foreign property for the purpose of the Act.
Risk Factors:	Prospective purchasers should take into account various risk factors associated with this offering, including (i) the risk that the value of a Note and the amount per Note to be received by a Noteholder at Maturity or upon redemption will fluctuate with the level of the Index Value and may be less than the principal amount of such Note (ii) the payments owed to the Noteholders will be dependent upon the financial health and credit worthiness of the Bank, (iii) the absence of recourse of Noteholders to the assets of the Program resulting from the absence of proprietary interest of the Noteholders in the assets of the Program; (iv) the amount of the redemption price to be paid by an investor who desires to redeem any Notes prior to maturity will depend entirely on the relative Index Values calculated at the appropriate times; (v) the Notes are not conventional indebtedness in that they do not provide investors with a defined income stream or return that could be calculated by reference to a fixed or floating rate of interest that is determinable in advance; (vi) the Bank will be solely responsible for computing on a daily basis, the NAV of the Program and the NAV per Unit as well as determining the Index Value from time to time and a calculation error may be made by the Bank in the calculation of the NAV per Unit and the Index Value and therefore affect the price at which a Noteholder could have purchased or sold its Notes; (vii) past performance of any trading advisor will not necessarily be indicative of future results; (viii) the Program Manager will depend, to a great extent, on the services of a limited number of individuals for the provision of investment management services to the Program and the loss of such individuals for any reason may have an impact on the Program's return; (ix) an investment in the Notes is speculative in nature and is suitable only for certain investors who have specific investment objectives and are willing to hold the Notes to maturity; (x) investors are relying solely on the ability of the Program Manager to select trading advisors in making a decision whether or not to invest in the Notes. See "Risk Factors".

SUMMARY OF THE EXPENSES

Remuneration of the Agents

Agent's Fees: The fees payable to the Agents in connection with the sales of the Notes shall be 1% of the principal amount (the Index Value) of any Note and will be paid by the purchasers.

Fees to Investment Advisors: The fees payable to the Investment Advisors in connection with the sales of the Notes to be negotiated between the Noteholder and the Investment Advisor shall be of a maximum of 2% of the principal amount (the Index Value) of any Note and will be paid by the purchaser.

Service Fee: Each Investment Advisor is entitled to receive from the Bank a Service Fee for ongoing services to its clients equal to 1% per annum of the average Value of the Notes held by its clients payable monthly on the 15th day of the following month. The Service Fee is reflected through the Percentage of Index Reduction.

Noteholder's expenses

Program Manager and Service Fees: The Index Value will be reduced by the equivalent of 2% per annum at the end of each Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee (1% per annum) that the Bank is entitled to receive for its services as Program Manager and the Service Fee (1% per annum) payable monthly by the Bank to Investment Advisors. See "The Program – Fees Assumed by the Noteholders".

Program's expenses

Trading expenses: Expenses borne by the Program and paid from assets will include: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, external accounting expert and borrowing costs. See "The Program – Fees Assumed by the Program".

Bank's expenses

Operating Expenses: All administrative, accounting and risk management expenses will be assumed by the Bank. See "The Program – Fees Assumed by the Bank".

Historical Performance of the Program

The following table shows the historical performance of the Program for the quarters included in the period from July 1, 1996 through to December 31, 2000 together with the corresponding Index net of all fees as if the calculation had been initiated at the beginning of these period. The calculation of the Quarterly Returns has been computed according to the methodology described under the Program – Historical Performance.

Quarters	Index net of all fees	Quarterly Returns
2000		
December	198.05	7.83%
September	183.67	4.19%
June	176.28	6.64%
March	165.30	1.27%
1999		
December	163.21	4.35%
September	156.41	-1.41%
June	158.64	3.90%
March	152.69	1.54%
1998		
December	150.37	2.94%
September	146.08	8.89%
June	134.16	-0.29%
March	134.55	2.42%
1997		
December	131.38	1.64%
September	129.25	7.94%
June	119.74	-1.95%
March	122.13	11.02%
1996		
December	110.01	9.31%
September	100.64	0.64%
July 1	100.00	-
Annualized Return		**16.40%**
Annualized Volatility[(1)]		**8.10%**

---

(1) The annualized volatility means the annualized standard deviation of monthly returns included in the period from July 1, 1996 through to December 31, 2000.

GLOSSARY

The capitalized terms contained in the short form shelf prospectus which are not elsewhere defined have the meaning ascribed thereto hereunder.

Act:	*Income Tax Act* (Canada).
Agents:	National Bank Financial Inc. and BLC Securities Inc.
Agency Agreement:	The agreement dated July 31, 2000 as amended, between the Bank and the Agents, relating to the offer, issuance and sale of the Notes.
Aggregate Value of the Notes:	The total number of Notes outstanding at a given day multiplied by the corresponding Index Value on that date. This value represents the base on which the Management Fee of the Bank is calculated.
Bank:	National Bank of Canada.
BBS:	The "book-based system" of securities issuance and registration in which electronic records replace physical certificates; this system was established by CDS pursuant to rules and procedures therefor under agreements and rules establishing and governing the procedures for, among other things, the settlement of securities transactions under such system.
Book-Entry System:	The record entry securities transfer and pledge system established and governed by one or more agreements between CDS and CDS Participants pursuant to which the operating rules and procedures for such system are established and administered by CDS, including in relation to BBS and CDS.
Business Day:	Any day other than a Saturday or a Sunday or a Canadian Banking Holiday.
Calculation Date:	Date of calculation of the NAV per Unit of the Program, being every Business Day of every week, until Maturity.
Calculation Period:	The number of days between the preceding calculation of the Index Value and the Valuation Date.
Canadian Banking Holiday:	A day on which commercial banks in Montreal and Toronto are required or authorized by law or executive order to remain closed.
CDS:	The Canadian Depository for Securities Limited or its nominee.
CDS Participant:	A broker, dealer, bank or other financial institution or other person for whom CDS effects book-entry transfers and pledges of Notes under the Book-Entry System.
Commodities:	Historically, bulk goods such as grains, metals, and foods, that are traded on a commodities exchange or on the spot market, but now includes financial commodities such as bonds, equities, currencies and indices of financial instruments.

Correlation: A statistical measure of the degree to which movements of two variables are related.

Forward Contract: An obligation to buy or sell a security or other property at an agreed-upon price on a specified future date.

Futures Contract: An obligation to buy or sell a security or other property at an agreed-upon price for future settlement and differs from a forward contract in that futures contracts are subject to standard terms, are exchange traded and satisfy margin requirements.

Global Note(s): The certificate issued to CDS and evidencing the aggregate principal amount of each series of Notes.

Index Value: The Index Value will be calculated weekly by reference to the return of the NAV per Unit of the Program between each Valuation Date as follows:

$$IV_{(VD)} = IV_{(VD-1)} \times \frac{\text{NAV per Unit}_{(VD)}}{\text{NAV per Unit}_{(VD-1)}} \times (1\text{-}\%IR_{(CP)})$$

$IV_{(VD)}$: Index Value at any Valuation Date.
$IV_{(VD-1)}$: Index Value at the preceding Valuation Date.
NAV per Unit $_{(VD)}$: Net Asset Value per Unit of the Program at Valuation Date.
NAV per Unit $_{(VD-1)}$: Net Asset Value per Unit of the Program at the preceding Valuation Date.
%IR $_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

Investment Advisors: The registered representatives whose clients are Noteholders.

Investment Committee: The investment committee created by the Bank is responsible for the structuring of the Program, the hiring of Trading Advisors, the allocation of capital and risk among the Trading Advisors, risk management overview and, if necessary, replacement of Trading Advisors.

Issue Date: The Closing Date or any other date on which Notes are issued, as the case may be.

Leverage: A term used to describe the objective of seeking magnified returns on an investment by using borrowed funds, margin accounts or securities or financial instruments that do not require immediate payment in full of the underlying obligation.

Long Position: A term used to signify ownership of securities or a position in the market that varies in value as the market rises or decreases.

Management Fee: The Bank, as manager of the Program, is entitled to receive (through the Percentage of Index Reduction) a management fee equal to 1% per annum of the Aggregate Value of the Notes.

Management of the Program:	The officers and employees of the Bank who are responsible for the management of the Program.
Maturity or Maturity Date:	March 31, 2010 for all series.
NAV of the Program:	The net asset value (NAV) of the Program, being the market value (both realized and unrealized) based on the closing prices as determined by the Bank, or any other price the Bank believes to be reliable and representative of the market value of all cash and money market instruments, of all open positions and commodities interest and all other assets held in the Program, minus all applicable liabilities of the Program computed daily in US dollars all as set forth under "Determination of the NAV of the Program and the NAV per Unit".
NAV per Unit:	The NAV of the Program divided by the number of units then outstanding at the corresponding date.
Notes:	NBC Ex-Tra Total Return Linked Notes due 2010, of all series.
Percentage of Index Reduction:	The Index Value will be reduced by the equivalent of 2% per annum at the end of every Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee that the Bank is entitled to receive.
Preceding Index Value:	Index Value of the week preceding the Valuation Date.
Preceding NAV per Unit :	NAV per Unit at the preceding Valuation Date.
Program:	The Program is a proprietary investment strategy managed by the Bank for its own funds and those of outside parties. The goal of this program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection.
Program Manager:	The Bank, as program manager of the Program.
Redemption Date:	The Tuesday of every week or on the next business day if the Tuesday is a Canadian Banking Holiday.
Redemption Notice:	The notice to be sent by a Noteholder no later than 4:15 p.m. (Eastern time) on an Eligible Redemption Date to the transfer agent and registrar for the redemption of its Notes.
Service Fee:	Each Investment Advisor is entitled to receive from the Bank a Service Fee for ongoing services to its clients equal to 1% per annum of the average Value of the Notes held by its clients payable monthly on the 15th day of the following month. The Service Fee will not be payable on Notes redeemed during the month. The Service Fee is reflected through the Percentage of Index Reduction.
Sharpe Ratio:	A measure of return-to-risk calculated by dividing the return on an investment in excess of the risk-free rate (returns on Treasury Bills are a

proxy for the risk-free rate) by the volatility of the return over a given period of time; the Sharpe Ratio can be used to compare investments with different risk characteristics over a given period of time.

Short Position: The sale of a security or other property that the seller does not own which has been borrowed and must be remitted at a future date by a purchase of said security or of other property.

Trading Advisors: The trading advisors selected by the Bank to invest the funds of the Program.

Valuation Date: Date of valuation of the Index Value, being 4:15 p.m. (Eastern time) on each Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Bank Holiday) until Maturity.

Value of the Notes: The number of Notes held by clients of an Investment Advisor multiplied by the corresponding Index Value. This value represents the base on which the Service Fee is calculated.

Volatility: A numerical measure of the tendency of the price of a security or other property to vary over time; the higher the volatility, the greater the risk associated with the achievement of a particular return or expected return.

NATIONAL BANK OF CANADA

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office is located at 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2 and maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Business of the Bank

The Bank is an integrated financial group whose mission is to provide comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world.

The Bank offers a full array of banking services, including all the investment banking services required by large corporations. It is an active player in international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management.

Ranking sixth among Canada's chartered banks, the Bank is the leading banking institution in Québec and has branches in every province of Canada. Through its representative offices, subsidiaries and alliances, it is also represented in the United States, Europe and elsewhere in the world.

Recent Developments

Medium Term Note Program

On March 30, 2000, the Bank filed a prospectus supplement dated the same date regarding the distribution, from time to time, for up to a period of two years, of an aggregate maximum amount of $ 1,000,000,000 of Medium Term Notes. On June 7, 2000, the Bank issued $350,000,000 of Series 1 Medium Term Notes pursuant to a pricing supplement No. 1 dated June 1, 2000 filed with the securities regulatory authorities of all the Provinces of Canada. On January 22, 2001, the Bank issued $300,000,000 of Series 2 Medium Term Notes pursuant to a pricing supplement No. 2 dated January 16, 2001 filed with the securities regulatory authorities of all the Provinces of Canada.

Redemption

The Bank has redeemed as of December 21, 2000, the $20 million of subordinate debentures, convertible in common shares, for a consideration of $65 million. The difference between the amount paid and the book value has been charged to the Bank's retained earnings. These debentures were no longer included in the regulatory capital.

THE PROGRAM

History

In June 1996, the Treasury and Financial markets sector of the Bank created the Program, a new multi-manager, specialized investment concept. At that time, the Bank was looking to reduce on a relative basis its risk exposure to traditional lending activities and to allocate more capital toward actively managed liquid

investments. The objectives of the Program were to generate stable revenues managed by a group of trading advisors specialized in alternative investments and to complement traditional treasury activities of the Bank.

One of the principal factors that made the Program possible was the Bank's ability to quantify the risks generated by the underlying managers and their strategies with the implementation of a new proprietary methodology developed in 1994. The Bank was then one of the first Canadian banks to adopt the "Value-at-Risk" approach to quantify and monitor its various risks in anticipation of the stringent capital rules later imposed by the Bank of International Settlement. In January 1998, the Bank was authorized by the Office of the Superintendent of Financial Institutions to use its own proprietary model to measure market risk related to its trading activities. This approach is now widely used by the Bank to efficiently allocate risk across its various activities and to set targets that are consistent with its return on equity objectives.

To achieve its objectives, the Investment Committee of the Program recruits external Trading Advisors. This approach has enabled the Program to capitalize on very specialized investment strategies that would have otherwise been virtually inaccessible to the Bank. The Program was initially designed by the Bank for its own funds but, since January 2000, it also includes funds of outside parties. The Bank filed on July 31, 2000, a final base shelf prospectus with the Commission des valeurs mobilières du Québec for an offering of Notes pursuant to which 203,000 Notes were issued in three series, the Series 2000-07, the Series 2000-09 and the Series 2001-01 for an aggregate principal amount of US$20,275,610 at the date of issue. As at December 31, 2000, the assets under management in the Program amounted to approximately US$253 million.

General Statement

The Program is a proprietary investment strategy managed by the Bank for its own funds and those of outside parties. The goal of this program is to efficiently deploy capital among an optimal number of external highly-specialized Trading Advisors to maximize risk-adjusted returns through diversification and trader selection.

Investment Philosophy and Other Characteristics of the Program

The multi-trader approach uses a number of Trading Advisors who represent various investment styles and strategies and who are active in different market segments. This enables the Program to seek out higher risk-adjusted returns than if it had employed a single trading advisor while also minimizing the risk of exposure to any one strategy through diversification.

The multi-fund concept provides advantages over the use of a single investment vehicle. The style, geographic allocation, strategy and trading techniques associated with any given single investment vehicle will result in successful performance under certain market conditions, but less successful performance at other times. Consequently, few single portfolio managers that allocate their assets to a single program or strategy have consistently maintained the same ranking among their peers over extended periods of time.

The multi-trader approach also allows investors to access a broad range of portfolio strategies that are generally not readily accessible due to high minimum investment requirements, restrictions on the number of investors and other factors. While these types of strategies may expose investors to concentrated risk, a portfolio of investments with carefully selected Trading Advisors, such as the Program, offers the benefit of specialized investment strategies without undue concentration of capital.

In summary, the Program Manager believes that the multi-trader approach reduces the volatility over the medium to long term and is more responsive to changing market conditions. The resulting diversification,

coupled with the use of portfolio investments managed by experienced Trading Advisors, may allow the Program to achieve better risk-adjusted returns over time than that of single-manager fund.

The Program Manager also emphasizes a disciplined risk and operations management. The Program Manager insists on maintaining separate accounts to achieve full transparency in all its trading activities. It is therefore able to control the entire operational process by maintaining parallel administrative and risk management systems to ensure that all positions are coherent with the investment program and the established guidelines.

Investment Objectives

The Program's investment objectives are to generate:

(1) above-average medium-term risk-adjusted returns;

(2) through the appropriate selection of Trading Advisors and strategies, returns that demonstrate little correlation with either equity or debt markets; and

(3) returns that are less volatile than those of the equity market.

Methodology

The Program focuses on a universe of established Trading Advisors who use various investment techniques and markets to achieve the objectives of above-average risk-adjusted returns.

The Management of the Program employs a three-step process in structuring its portfolio, where it:

(1) scans the alternative management universe to find Trading Advisors that will complement its portfolio;

(2) optimizes its risk-adjusted return by allocating capital or risks to the Trading Advisors; and

(3) monitors on a daily basis the Trading Advisors results and periodically re-balances their allocation of capital and risks.

The Alternative Management Universe

In the view of the Program Manager, the current universe of alternative management strategies may be considered to encompass five primary categories: global asset allocation, event-driven, relative value, equity hedge and short selling. Within each of these broad primary categories are a number of trading strategies.



Global Asset Allocation Category
Discretionary Strategy
Systematic Strategy
Event-Driven Category
Deal Arbitrage Strategy
Bankruptcy-Distressed Strategy
Multi-Event Strategy
Relative Value Category
Long-Short Strategy
Convertible Arbitrage Strategy
Fixed Income Arbitrage Strategy
Rotational Strategy
Aggressive Strategy
Equity Hedge Category
Domestic Long Strategy
Domestic Opportunistic Strategy
Global-International Strategy
Short Selling Category

Global Asset Allocation Category

The global asset allocation category is comprised of two major management strategies: discretionary and systematic. With respect to both strategies, managers tend to focus on macro-economic opportunities across numerous markets and instruments. Investments may be either long or short in cash securities, futures contracts, derivative contracts, or options, and may be in equity, fixed income markets, currencies, or commodities (e.g. agricultural, metals, energy). Discretionary managers tend to rely more on a fundamental approach to their decision-making. Systematic managers tend to invest in numerous markets based on

quantitative models. These managers tend to follow investment trends and take positions based primarily on the output of their models. The risk level for assets allocated to this strategy may be considered as high.

Discretionary Strategy

Discretionary global asset allocation managers engage in strategies designed to capture market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed income markets, as well as non-financial markets, such as the energy, agricultural and metals sectors. Discretionary global asset allocation managers utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, discretionary global asset allocation managers tend to hold more concentrated positions in a limited number of markets at any one time. Positions may be long and short in different markets, and the managers tend to employ leverage.

Systematic Strategy

Systematic global asset allocation managers utilize proprietary models to identify opportunities that exist within a diverse group of financial and non-financial markets, and establish positions based on these models. While subjective investment decisions are made, such decisions are the result of a heavier reliance on models than is the case of discretionary strategies. Managers using systematic strategies tend to hold positions in several markets at the same time, which may be both long and short, and tend to employ leverage when establishing positions.

Event-Driven Category

Managers in the event-driven category typically invest either long or short (or both) based on anticipated outcomes of company specific or transaction specific situations. Event-driven managers tend to have a directional bias, attempting to capture an underlying change in value based on a particular event such as an anticipated merger or pending bankruptcy. Positions taken by event-driven managers may or may not be leveraged. The risk level for assets allocated to this strategy may be considered as moderate. Within the event-driven category there are three major management strategies : Deal Arbitrage, Bankruptcy-Distressed; and Multi-Event.

Deal Arbitrage Strategy

Deal arbitrage managers generally seek to profit by realizing price differentials that they perceive exist between the current market price of a security and its expected future value based upon the occurrence of a specific event. Deal arbitrage transactions typically involve the purchase or sale of securities in connection with announced corporate actions, which may include, but are not limited to mergers, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, re-capitalizations, liquidations, divestitures, spin-offs and similar transactions. The portfolio is generally actively traded and may exhibit a high rate of turnover. Deal arbitrage managers may periodically utilize a significant amount of leverage and may enter into swaps and other similar financial contracts in an effort to increase portfolio returns. Deal arbitrage managers generally engage in short selling, options hedging, and other arbitrage techniques to capture price differentials. Positions may be in the securities of companies not currently involved in announced transactions, but which are believed to be undervalued and likely candidates for a future corporate action.

Bankruptcy-Distressed Strategy

Bankruptcy-distressed managers generally invest in the securities of financially troubled companies (companies involved in bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event situations). Investment strategies may seek to identify distressed securities in general or focus on one particular segment of the market (such as the senior secured debt sector or the equity portion of distressed companies). Investments may be passively acquired in the secondary market, acquired through participation in merger and acquisition activity, or acquired with a view toward actively participating in a re-capitalization or restructuring plan. Managers may actively attempt to modify or improve a restructuring plan with the intent of improving the value of such securities upon consummation of a restructuring. In addition managers may take an active role and seek representation in management on the board of directors, or on a creditor's committee. In order to achieve these objectives, the manager may purchase, sell, exchange or otherwise deal in and with restricted or marketable securities including, without limitations, any type of debt security, preferred or common stock, warrants, options and hybrid instruments. A significant portion of the manager's portfolio may be invested in restricted securities which may not be registered and for which a market may not be readily available; therefore, a significant portion of the portfolio may be illiquid. Investment may involve both domestic and foreign entities and may utilize leverage. Information about specific investments may be limited thereby reducing the managers ability to monitor the performance and to evaluate the advisability of continued investments in specific situations.

Multi-Event Strategy

Multi-event managers generally seek to profit by realizing the price differentials that they perceive exist between equivalent or nearly equivalent securities or between the current market price of a security and its expected future value based on the occurrence of a specific event. These managers seek to take advantage of any number of different events. Events may involve corporate actions, credit events, political events, or other situations which may have an effect on the value of the securities or financial instruments traded by the manager. Multi-event managers generally engage in short selling, options hedging, and other arbitrage techniques to capture price differentials. Investments may involve both domestic and foreign markets and may utilize significant amounts of leverage. Multi-event managers employ both long and short strategies, warrant and option arbitrage and hedging strategies, inter and intra-market spread trading, futures, options and currency trading.

Relative Value Category

Managers within the relative value category seek to achieve attractive risk-adjusted returns through the use of both long and short positions. Relative value managers generally look to take advantage of pricing inefficiencies that occur in the market place from time to time. Positions taken by relative value managers may or may not be leveraged. The risk level for assets allocated to this category may be considered as moderate. Within the relative value category there are five major management strategies: long-short strategy, convertible arbitrage, fixed income arbitrage, rotational and aggressive.

Long-Short Strategy

Long-short managers seek global arbitrage opportunities primarily in the equity markets. These opportunities may result from changes in the valuations of specific companies or sectors. For example, if two stocks with similar fundamentals in a given industry have diverged from one another in price from their historical relationship, the manager may acquire long positions in the underpriced stock and short the overpriced stock with the intention of unwinding the positions later.

Convertible Arbitrage Strategy

Convertible arbitrage managers analyze convertible bonds and warrants across the globe to take advantage of opportunities presented by market and information inefficiencies. Managers seek to monetize these opportunities through the use of both fundamental analysis of the issuing companies and quantitative option and security valuation techniques.

Fixed Income Arbitrage Strategy

Fixed income arbitrage managers establish positions in a variety of fixed income securities. Trading strategies may be structured to capture expected changes in credit spreads, such as the difference between the yield on a specific company's debt and the yield on U.S. Treasury securities. In this scenario, a manager may buy the company's bond and sell short the Treasury security . Trades may also be structured to capture anticipated changes in the credit spreads within a specific company's capital structure.

Rotational Strategy

Rotational managers engage in a broad range of relative value strategies across four primary markets: (i) long and short positions in equity markets; (ii) positions in convertible bonds and warrants, (iii) domestic and international positions in investment grade and non-investment grade fixed income securities; and (iv) special situations arising from anomalies in the global securities markets. Rotational strategy transactions are structured with the goal of isolating and capturing perceived mis-pricings among related financial assets. Rotational managers seek to achieve this goal by isolating risk and hedging other risks that arise from the resulting positions.

Aggressive Strategy

Aggressive relative value managers undertake positions across all of the relative value disciplines, (e.g., long-short, convertible arbitrage, and fixed income arbitrage). Aggressive managers tend to utilize leverage to a much greater degree than typical relative value managers. In addition, aggressive managers tend to take larger, more focused positions on specific traders, by concentrating capital allocations to specific trade opportunities and employing leverage to further enhance these focused allocations. Aggressive managers seek to achieve significantly higher absolute returns.

Equity Hedge Category

Managers in the equity hedge category tend to focus on taking long and short positions in the listed equity markets. These positions tend to correspond to each manager's view of individual opportunities. Equity hedge managers generally employ leverage and may have gross positions in excess of assets under management. Generally, managers in the equity hedge category are not fully "hedged". The risk level for assets allocated to this category may be considered as high. Within the equity hedge category, there are three major management strategies: domestic long, domestic opportunistic and global-international.

Domestic Long Strategy

Domestic long managers seek to outperform the traditional equity markets with similar or lower volatility. These managers may take both long and short positions and may utilize leverage. Under most circumstances, managers maintain net long market exposures that are generally 50% - 100% of managed assets, gross positions may be significantly larger.

Domestic Opportunistic Strategy

Domestic opportunistic managers seek to profit by establishing positions in specific equity situations with an objective of outperforming the domestic equity markets. Domestic opportunistic managers utilize the cash and derivatives markets and take both long and short positions. These managers may utilize leverage when establishing positions, which may be highly concentrated and may lack liquidity.

Global-International Strategy

Global-international managers seek to generate capital appreciation through a portfolio of investments representing a variety of globally-oriented strategies. These strategies may include positions in the cash, futures or forward markets. Global-international managers employ such approaches as long/short strategies, warrant and option arbitrage, hedging strategies, inter- and intra-market equity spread trading, futures, options and currency trading and emerging markets and other special situation investing. Trading positions are generally held both long or short in both foreign and U.S. markets. Global-international managers may use of leverage and may assume aggressive investment positions with respect to concentrations in a market or in various instruments and typically have high levels of portfolio turnover.

Short Selling Category

Managers in the short selling category establish short positions in companies where a decline in price is anticipated. Positions may or may not involve the use of leverage. A short selling manager attempts to find overvalued securities and seeks positive returns regardless of market direction. Short selling managers tend to achieve better results in bearish markets. The risk level for the assets allocated to this strategy may be considered as high.

Current Risk Allocation of the Program

Out of the ten current Trading Advisors retained by the Program Manager, four are in the global asset allocation category, two in the event-driven category, three in the relative value category and one is in the equity hedge category. The following chart illustrates the current risk-allocation strategy currently in force:



GLOBAL ASSET ALLOCATION
Systematic
7.5%
Deal Arbitrage
22.6%
EVENT-DRIVEN
Domestic
Opportunistic
11.3%
EQUITY HEDGE
Discretionary
19.2%
Long-Short
28.2%
Convertible Arbitrage
11.3%
RELATIVE VALUE

Current Management Strategies Mix

The following is a summary of the Trading Advisors currently employed by the Program Manager by trading strategy.

Global Asset Allocation

Discretionary

Trading Advisor 1: This advisor has been in operation since 1975 and provides money management and economic consulting services in its two areas of expertise: interest rates (both domestic and foreign) and currencies. This Trading Advisor manages approximately US$25 billion and makes extensive use of high-end research and information technology.

Trading Advisor 2: This advisor's approach relies heavily on the fundamental analysis of the financial markets supplemented by the use of quantitative tools. This advisor's invest globally in equities, commodities, currencies and bonds and have the objective to produce strong capital appreciation in the medium term. In operation since 1994, this advisor had assets under management of over US$900 million at the end of 1999.

Trading Advisor 3: This advisor has been in operation since 1999 and currently manages over US$160 million. The strategy is short-term opportunistic. The program is a fundamental, discretionary approach that focuses on major currencies and currency options. Profits are derived from the combination of fundamental and technical analysis, a strong network of market intelligence and competitive trading costs.

Systematic

Trading Advisor 4: The objective of this advisor is to participate in all major sustained price moves of the currency, equity, fixed income and commodity markets. This advisor regards its approach as long-term in nature, has over US$1.7 billion under management and is in operation since 1971.

Event-Driven

Deal Arbitrage

Trading Advisor 1: This advisor, in operation since 1993, presently manages over US$175 million. Its focus is mainly on merger/arbitrage equity in the US market. Prior to founding the firm, the current president worked for over 11 years in managing accounts of major investment firms specializing in merger/arbitrage and other similar strategies.

Trading Advisor 2: The president and owner of this advisor has a PhD in Mathematical Physics from Massachusetts Institute of Technology as well as a Law degree, *magna cum laude*, from Harvard Law School. Prior to founding his firm in 1992, he worked in a merger/arbitrage firm. This advisor applies both merger/arbitrage and investment banking methodologies to event-driven investing. He currently manages over US$100 million.

Relative Value

Long-Short

Trading Advisor 1: This firm, founded in 1996, combines the talent of a traditional short seller with the skills of a quantitative investment manager. One of the objectives of the strategy is to hedge the systematic risk of the short positions and to isolate the net value added by the short seller from the broad market movements. Assets under management are currently above US$200 million.

Trading Advisor 2: This firm, founded in 1998 and based in Tokyo, employs fundamental and technical research combined with rigourous tracking of order flows to identify Japanese stocks that have abnormal probability distributions. Presently managing US$300 million, this advisor constantly rebalances the portfolio on the short and long side.

Convertible Arbitrage

Trading Advisor 3: Focusing exclusively on a Japanese convertible bond arbitrage strategy, this firm founded in 1993 profits from discrepancies between a convertible bond and its underlying security. Capital under management reached US$220 million at the end of 1999.

Equity Hedge

Domestic Opportunistic

Trading Advisor 1: This firm, founded in 1993, seeks out investment opportunities (mainly US equities) based on a three-pronged approach: fundamental research, specific catalysts (spin-offs, management change, mergers and acquisitions, etc.) and risk management (understanding the downside risk of each investment). Capital under management is currently approximately $US145 million.

Allocation Strategies and Selection of Trading Advisors

Optimization

Optimization is a systematic method of efficiently allocating risk or capital to various asset classes within a portfolio. The objective of an optimized asset allocation is to maximize a portfolio's overall return for a given amount of risk. This takes into account the return, volatility and correlation associated with each asset class in constructing the portfolio.

Consistent with the Program's objective of seeking non-correlated, long-term capital appreciation with relatively low levels of risk, the Program Manager has developed an optimization process to allocate its assets among many of the trading strategies of the alternative management universe.

The Program utilizes a number of quantitative modeling techniques. In creating the Program's allocation, the Program Manager analyses the results associated with each management strategy to calculate the return, risk and correlation relationships within and between each management strategy and the broader markets. The Program Manager uses its experience and judgement to analyze the results generated by the model. The optimization process also incorporates other qualitative considerations such as the forecast of developing market trends.

While historical data plays a major role in the asset allocation and optimization process, the Program Manager also incorporates assessments of future return, risks, and correlations between investment strategies and assets. The Program Manager may not necessarily invest in all the strategies described previously.

Selection of Trading Advisors

Within the alternative management universe, the Program Manager has to select an optimal number of Trading Advisors and allocate capital and risk among them. The Program Manager uses quantitative and qualitative criteria to scan the universe of trading advisors, management strategies and markets. The final evaluation is made by using a broad range information gathered through the process described below.

Quantitative Criteria

The quantitative criteria includes:

- the historical track record over various time horizons, including Sharpe ratios;
- the stability and consistency of correlations with traditional market indices, short-term instruments and asset classes over various time horizons;
- risk management criteria including: annualized volatility, largest drawdown, and other downside statistics, the number of portfolio positions, maximum and minimum monthly returns, calculation of systematic exposure (both to markets and sectors); and
- an overall quantitative assessment, based on various risk statistics.

Qualitative Criteria

The potential Trading Advisors are then evaluated on the basis of certain qualitative and due diligence criteria. Qualitative considerations can be divided among others into organizational profile, risk management approach and compliance sections, and are applied through due diligence visits, discussions with third parties and documents review. The matters to be considered include:

- the corporate culture, the key manager's third-party references and professional reputation, the qualifications of the staff and the decision-making process;
- relations with third-parties, such as the administrators, custodian (if any) and auditors;
- operations, information technology, infrastructure and compliance;
- trading, risk management and research and development;
- growth of assets under management: specifically during the last three years and the current year;
- the capital commitments of management;
- the portfolio pricing policy; and
- the transparency and fees issues.

Due Diligence Process

This is the last part of the evaluation process and is conducted on the Trading Advisor's premises. The Program Manager uses this opportunity to reconcile the information submitted before by the Trading Advisors with his on-site observations. The Program Manager also conducts interview with key personnel and staff to better understand the advisor's trading models and investment philosophy to ensure their compatibility with the objectives of the overall Program.

Management

The Investment Committee

Once the evaluation process has been completed and all concerns have been satisfied and properly addressed, the Trading Advisor candidates are recommended to the Investment Committee for approval and for possible inclusion in the Program.

Role and Responsibilities of the Investment Committee

The Investment Committee is responsible for the structuring of the Program, the hiring of Trading Advisors, the allocation of capital and risk among the Trading Advisors, risk management overview and, if necessary, the replacement of Trading Advisors.

The officers and employees of the Bank with significant involvement as members of the Investment Committee are Jean Turmel, Louis Vachon, Roger Kenyon and Denis Parisien. The following are brief biographies of such officers and employees:

Jean Turmel, President – Financial Markets, Treasury and Investment Bank. Mr. Turmel joined the Bank in 1981 as Vice-President/Treasury and Foreign Exchange. In 1982, he was appointed Senior Vice-President. In July 1989, he was named Senior Executive Vice-President/Treasury, Brokerage and Financial Markets. From 1993 to 1995, the Trust Services were also under his responsibility. In September 1995, he was named Senior Executive Vice-President/Treasury, Brokerage and Corporate Banking. In September 1998, Mr. Turmel was appointed President, Financial Markets, Treasury and Investment Bank.

Mr. Turmel has a Baccalaureate in Commerce and a Masters' degree in Administration from Laval University.

Mr. Turmel is Chairman of the Board for Natcan Investment Management Inc., Director and Chairman of the Executive Committee of National Bank Financial Inc., Chairman of the Board for Institut de Finance Mathématique de Montréal (IFM2) and member of the Board of Directors of the Bank, Maple Partners, St-Laurent Paperboard Inc. and Corp Group – Chile.

Louis Vachon, Senior Vice-President, Treasury and Financial Markets. Mr. Louis Vachon joined the Bank in 1998. He is responsible for global operations of treasury and financial markets, which encompass funding, asset/liability management, foreign exchange, equity derivatives and alternative investments.

Prior to joining the Bank, Mr. Vachon held the position of President and Chief Executive Officer of Innocap where he created and managed an independent Canadian investment firm.

From 1994 to 1996, he held the position of President and Chief Executive Officer at BT Bank of Canada, the Canadian subsidiary of Bankers Trust. In 1985, Mr. Vachon obtained a Masters degree in International Finance from The Fletcher School, a Tufts and Harvard University Co-Operative Graduate Program, a Bachelors degree in Economics from Bates College in 1983 and a Chartered Financial Analyst diploma in 1990.

Roger Kenyon, Senior Manager, Program. Mr. Roger Kenyon joined the Bank in January 1995. He originated the Risk Management Group, and particularly the market risk methodology. In 1996, he founded the Program and has managed it ever since.

From 1986 to 1993 he held positions at CIBC as Vice-President and Head of Global Interest Rate Swaps and at Wood Gundy as Vice-President and Director and Head of Capital Markets responsible for trading and distribution in Europe and Asia. From 1993 to 1995 he was Managing Partner at Emcor Risk Management, a consulting firm. He has worked in Tokyo and London for a leading Canadian bank and has undergraduate and graduate degrees from York University, University of Toronto and the University of Western Ontario, London, Ontario.

Denis Parisien, Senior Manager, Program. Mr. Denis Parisien joined the Bank in July 1999. As Senior Manager for the Program, he is primarily responsible for the selection of managers, portfolio construction, risk allocation and supervises all operations and administration issues related to the Program.

Prior to joining the Bank, Mr. Parisien was President of Globagest Investment Management Inc., a specialized investment company. He was responsible for all of the firm's trading, risk management, product development and marketing.

From 1986 to 1996, Denis Parisien held a number of positions at the Caisse de dépôt et placement du Québec. In 1992, Mr. Parisien set up the tactical investments department and as Portfolio Manager through the end of 1996, and managed a $1.5 billion portfolio using exchange-traded and OTC derivatives. He also developed and introduced a market risk-management framework based on Risk Metrics and Raroc methodologies. He obtained a B.A. in finance from the University of Sherbrooke and is a Chartered Financial Analyst.

Investment Process

Only those Trading Advisors that satisfy quantitative, qualitative, and due diligence standards and are approved by the Investment Committee will be finally considered.

The Program Manager enters into management contracts with the Trading Advisors which include, among other things, investment strategy and objectives, operational procedures, execution arrangements, prime brokerage clearing services, capital and risk allocations, fees and general legal provisions.

The Program will typically invest through managed accounts which insure that the funds of the Program will not be commingled with other funds managed by the Trading Advisors. It could exceptionally invest in a different fashion only if managed accounts are uneconomical.

Monitoring

The monitoring function's objective is to identify deviations from investment guidelines and to correct them. To do so, the Program Manager has to be able to quantify the Trading Advisor's trading results, risk or methodology thoroughly and to continuously compare these with its objectives. Any significant deviation between these observations and what had originally been agreed upon between the Trading Advisor and the Program Manager should lead to an immediate action.

Performance and risk are measured on a real-time basis and constantly analyzed on an absolute basis and relative to various benchmarks. This enables the Program Manager to judge the quality of the profits generated and loss incurred and to periodically review risk allocated to each strategy.

Trading Advisors are also visited once a year or more if needed. The Program Manager will also maintain regular contacts with the principals to question reversal in strategies or fluctuations in profitability. The Program Manager's coverage of each Trading Advisors is generally function of the exposure, complexity, importance and consistency of the trading positions.

Risk Management Practices

The Program Manager, in order to apply its risk management practices, uses the human and technological resources of the Bank, particularly for general administration accounting and risk management. The identification, roles and responsibilities of parties involved are described below.

The different parties involved in the risk management can be grouped into the three following categories:

(a) The Program Manager and Trading Advisors

(i) The Program Manager's responsibilities are the following:

- Daily real time monitoring of the performance of Trading Advisors;
- Daily real time monitoring of the overall performance of the Program;
- Ongoing monitoring of the risk of the Program and Trading Advisors against limits and towards the different markets; and
- Review of purchase and sale activity of Trading Advisors for compliance with the investment objectives and guidelines.

(ii) The Trading Advisors' responsibilities are the following:

- Take Investment decisions that are consistent with their management agreement;
- Log transactions into their back-office systems and sub-systems;
- Send transactions daily to the Program Manager electronically or by fax; and
- Produce and reconcile various administrative and risk management reports with the Program Manager.

(b) Administration, Accounting and Control

(i) Administration

In order to ensure that each of the Trading Advisors' positions are monitored and controlled on a daily basis, the Program Manager requires, as stipulated in its management agreement, that all transactions be directed to the Bank's Treasury Operations group. This department has the human resources and systems to adequately monitor the wide array of transactions, markets and investment strategies used by the Trading Advisors.

This group's main responsibilities include the following:

- Obtain all the transaction files for each Trading Advisor on a daily basis;
- Daily entry by back-office staff of all the transactions (on the date of the transaction) received from the Trading Advisors;
- Entry of all the closing prices required to mark to market the positions; and
- Give instructions for daily movements of collateral and cash flows in order to comply with the requirements of the different clearing brokers (prime brokers and global futures clearers).

(ii) Accounting and Control

This team's role and responsibilities are threefold: investment accounting, investment reconciliation and control of the overall Program's operational procedures. These duties are carried out by the Bank's treasury department's accounting group, a team that works independently from the Management of the Program and the back-office staff.

The following accounting services are provided:

- Calculation of Net Asset Value on a daily basis and the Index Value at each Valuation Date;
- Preparation of monthly and annual financial information for each Trading Advisor and the overall Program;

- Review and audit of fees (fixed and performance based) and expenses for each Trading Advisor and the overall Program;
- Maintenance of accounting records; and
- Preparation of performance reports (daily, monthly and annual returns) for each Trading Advisor and the overall Program.

The following reconciliation services are provided:

- Daily reconciliation of positions between the Bank's sub-systems and the account statements of the prime brokers and global futures clearers;
- Production of a daily exceptions report for unreconciled transactions;
- Validation of the prime brokers' and global futures clearers' closing prices;
- Daily reconciliation of open positions;
- Validation of daily settlements and monitoring of margins based on the account statements of the clearing brokers;
- Validation of the closing market values used by the clearing brokers for monitoring margins; and
- Monitoring of compliance with the list of authorized instruments.

The following control services are provided:

- Ensure proper segregation of duties and responsibilities; and
- Monitor compliance with operational procedures and accounting policies.

(c) The Risk Management Group

The Program Manager employs a large number of Trading Advisors transacting various financial instruments and operating in a variety of markets to achieve its investment objectives. The methods and systems developed by the Bank for its own risk management are also employed by the Program and allow the risk management group to evaluate and control these Trading Advisors.

The risk management group assesses by its own quantification method the overall risk of the Program. This group carries out two critical functions for the Management of the Program:

(i) Quantification of Market Risks

Market risk is the risk of gain or loss that results from changes in interest rates, volatilities and foreign exchange rates as well as equity and commodity prices and is managed primarily through a Value-At-Risk (VAR) methodology.

The risk management group, which is independent from the Management of the Program, has built a proprietary VAR model. VAR is a widely accepted risk measurement concept that uses statistical models to estimate within a given level of confidence, the maximum loss that the Program would experience from an adverse 1-day movement in market rates and prices. The VAR measure is based on a 99% confidence level and is therefore an estimate of the maximum potential trading losses 99 days out of 100 days.

The risk management group uses an historical simulation of the previous 750 to 760 trading day scenario to determine the VAR for each of the Trading Advisors strategies and the overall Program. The risk management group also performs an analysis on the potential trading losses due to stress events as a supplementary control of market exposure. This is accomplished by applying historical

and internally developed scenarios to the daily trading positions to monitor the effect of extreme market movements on the VAR.

The risk management group and the Management of the Program work together to determine the best approach to value market risk when specific strategies are introduced by the Trading Advisors. This is a dynamic process that involves understanding the strength and weaknesses of the VAR methodology.

(ii) Monitoring of Risk

The Program Manager, in order to minimize the volatility of each Trading Advisor and the overall Program, allocates capital and risk limits. The risk management group will therefore be responsible for the following:

- An independent valuation of the levels of VAR by Trading Advisors and for the Program;
- A comparison of the results obtained above with the capital at risk limits to ensure that any amounts exceeding these limits will be flagged and appropriate action is taken in order that the risk parameters are respected; and
- A verification of the robustness of the VAR approach, monitor daily trading revenues (losses) of each Trading Advisors and benchmark those numbers against the daily VAR amounts determined by the historical simulation.

On a daily basis and to factor all trading activities of the Trading Advisors, the risk management group allows the Management of the Program access to the following:

- Daily market risk associated with each Trading Advisor;
- Daily risk profile of all the Trading Advisors taken together;
- Allocation of risks among the Trading Advisors and comparison with actual use of VAR; and
- Material changes in volatility and correlation between the different instruments traded by Trading Advisors.

As the Program Manager and the risk management group recognize that VAR is not an absolute measure of market risk, other more traditional operational limits are also established to control market liquidity risks, concentration of positions and maximum loss acceptable for each Trading Advisor.

Historical Performance of the Program

The following table shows the historical performance of the Program for the quarters included in the period from July 1, 1996 through to December 31, 2000 together with the corresponding Index net of all fees as if the calculation had been initiated at the beginning of these period. The calculation of the Quarterly Returns has been computed according to the methodology described hereinafter.

Quarters	Index net of all fees	Quarterly Returns
2000		
December	198.05	7,83%
September	183.67	4.19%
June	176.28	6.64%
March	165.30	1.27%
1999		
December	163.21	4.35%
September	156.41	-1.41%
June	158.64	3.90%
March	152.69	1.54%
1998		
December	150.37	2.94%
September	146.08	8.89%
June	134.16	-0.29%
March	134.55	2.42%
1997		
December	131.38	1.64%
September	129.25	7.94%
June	119.74	-1.95%
March	122.13	11.02%
1996		
December	110.01	9.31%
September	100.64	0.64%
July 1	100.00	-
Annualized Return		**16.40%**
Annualized Volatility[(1)]		**8.10%**

(1) The annualized volatility means the annualized standard deviation of monthly returns included in the period from July 1, 1996 through to December 31, 2000.

The Historical Performance results displayed herein represent the performance record for the managed account (the "Account") of the Program. However, these performance results do not reflect the deduction that the Noteholders will assume for the Management Fee (1% per annum) that the Bank is entitled to receive for its service as Program Manager and the Service Fee (1% per annum) payable to Investment Advisors.

Criteria

The Account includes all discretionary assets of the Bank invested in the management style of the Program. The investment process of the Bank requires the assignment of pre-specified levels of maximum risk to each Trading Advisor. Risk is determined through a process proprietary to the Bank and is derived from the principles of VAR. On a continuous basis, the Bank allocates an amount of capital to each Trading Advisor based on an acceptable level of daily risk multiplied by a factor of 16.125. The aggregate of the resulting amount allocated to each Trading Advisor is considered to be the capital base for the respective month.

The Trading Advisors trade in securities and/or derivative instruments on a discretionary basis with the objective of generating positive returns to the Account. The exposure amount to the securities and derivatives at any one period of time may exceed the capital base allocated by the Bank and will vary depending on the trading strategy of the Trading Advisors. As a result of the implementation of the strategy, leverage is an integral aspect of the Program.

Calculation Methodology

The Account performance results are time weighted rates of return, net of commissions and brokerage fees, transaction costs, borrowing costs and Trading Advisors' fees (management and incentive fees) (the "Trading Expenses") and are presented gross of the Program Manager and Service Fees.

Any change in allocated capital base to the Trading Advisors during the month is deemed to be made at the middle of the month, with those changes considered as cash inflows or cash outflows to the Account.

All investments are recorded in the Account on a trade date basis and in US dollars.

All investments including derivatives are carried in the Account at their fair value. Fair value represents the amount at which a financial instrument could be exchanged in an arm's-length transaction between willing parties under no compulsion to act and is best evidence by a quoted price. If no quoted prices are available, the fair values are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

The monthly income or loss is composed of realized and unrealized gains or losses on these investments based on fair value, net of any Trading Expenses accounted for on an accrual basis.

For the period ended December 31,1999, the average capital base (calculated as the average of the beginning and the end of the month) is considered to earn an interest income for the Account derived from the LIBOR US$ 1 month rate at the beginning of each month.

For the period started January 1, 2000, the capital invested by the Program participants during the period is the invested capital. This invested capital earns an interest income for the Account derived from the LIBOR US$ 1 month.

The sum of the monthly income or loss and the interest income on a monthly basis is considered to be the net gain or loss on the Account and is divided by the average capital base for the period ended December 31,

1999 or by the average invested capital for the period started January, 1 2000 of the respective month to calculate the monthly return of the Account.

The Historical Gross Index has been computed based on an initial level of 100 as of July 1, 1996, and it evolves according to the monthly compounded returns calculated. The Index net of all fees reflects the Historical Gross Index minus 2% per annum for the Program Manager and Services Fees that the Bank is entitled to receive. At the request of the Bank, PricewaterhouseCoopers LLP has performed a review of the Historical Gross Index for the months ended from July 31, 1996 through to December 31, 2000 in accordance with the general review standards established by the Canadian Institute of Chartered Accountants. A review does not constitute an audit and consequently PricewaterhouseCoopers LLP did not express an audit opinion on the Historical Gross Index. An investor may obtain by written request to the Secretary of the Bank, a copy of the review engagement report prepared by PricewaterhouseCoopers LLP.

Benchmark Performance and Risk Parameters

The following table shows the historical performance of the Program and of other recognized benchmarks and their corresponding risk parameters for the months ended from July 31, 1996 through to December 31, 2000.

RETURN ANALYSIS (%)	Annualized Return	Best Month	Worst Month	Best Rolling 12 Month	Worst Rolling 12 Month	Aver. Rolling 12 Month
Canadian Benchmarks						
TSE 300	15.3	12.1	-20.1	63.4	-19.0	19.3
SCM T-Bills 91 days (1)	4.5	0.6	0.2	5.5	3.1	4.4
SCM-Universe (1)	8.5	4.3	-1.8	16.7	-2.2	7.0
SCM-Long Term (1)	11.4	6.9	-3.1	27.2	-7.1	10.1
US Benchmarks						
S&P 500	18.0	9.8	-14.5	52.1	-9.1	22.7
EAFE ($US) (2)	6.9	10.4	-12.4	31.0	-14.2	11.1
US T-Bills 91 days	5.3	0.5	0.4	6.1	4.6	5.2
Lehman Overall (3)	7.4	3.1	-2.4	12.8	-2.9	6.5
Lehman Long Term (3)	8.8	5.7	-4.3	19.5	-7.9	8.0
M.A.R. Fund of Funds (4)	11.1	4.2	-6.4	22.3	-1.5	12.2
Ex-Tra Program	**18.8**	**7.6**	**-2.5**	**31.0**	**4.7**	**16.7**

RISK ANALYSIS (%)	Annualized Monthly Volatility	Volatility Rolling 12 Month	Maximum Drawdown	Max. Drawdown (length in months)	Max. Drawdown Period	Sharpe Ratio (5)
Canadian Benchmarks						
TSE 300	19.4	20.5	-27.5	4	May 98 - Aug 98	0.56
SCM T-Bills 91 days (1)	0.3	0.7	n/a	n/a	-	n/a
SCM-Universe (1)	4.5	4.5	-2.5	9	May 99 - Jan 00	0.87
SCM-Long Term (1)	7.8	9.2	-7.1	12	Feb 99 - Jan 00	0.89
US Benchmarks						
S&P 500	16.9	13.1	-15.4	2	Jul 98 - Aug 98	0.75
EAFE ($US) (2)	15.2	10.1	-17.1	11	Aug 98 - Sep 98	0.11
US T-Bills 91 days	0.1	0.4	n/a	n/a	-	n/a
Lehman Overall (3)	3.7	4.6	-3.3	7	Feb 99 - Aug 99	0.56
Lehman Long Term (3)	6.6	8.2	-8.6	11	Feb 99 - Dec 99	0.53
M.A.R. Fund of Funds (4)	5.8	7.1	-7.1	3	Aug 99 - Oct 99	0.99
Ex-Tra Program	**8.1**	**6.1**	**-3.1**	**3**	**Jul 99 - Oct 99**	**1.67**

(1) SCM means the indices published by Scotia Capital Markets on different Canadian debt market benchmarks.
(2) EAFE means Europe, Australasia and Far East and is published by Morgan Stanley Capital International World Equities Index.
(3) Lehman means the indices published by Lehman Brothers on different U.S. debt market benchmarks.
(4) M.A.R. Fund of Funds means the median return for Hedge Fund of Funds published by Managed Account Reports Inc 1999.
(5) The Sharpe Ratio is calculated by substracting the Annualized Return of each Benchmark and the Ex-tra Program from the T-Bills returns for the period and by dividing the result by the corresponding Annualized Monthly Volatility.

The following table shows correlation between Canadian and US benchmarks and the Program for the months ended from July 31, 1996 through to December 31, 2000.

	Ex-Tra Program	SCM T-Bills (1)	SCM Universe (1)	SCM LT (1)	S&P 500	US T-Bills	EAFE ($US) (2)	Lehman Overall (3)	Lehman LT (3)	TSE 300
Ex-Tra Program	1	0.18	0.22	0.14	-0.03	0.13	-0.13	0.17	0.12	0.06
SCM (1) T-Bills		1	0.31	0.19	0.07	0.23	0.06	0.16	0.08	0.17
SCM (1) Universe			1	0.97	0.37	0.14	0.20	0.77	0.74	0.41
SCM-Long Term				1	0.36	0.11	0.19	0.76	0.77	0.38
S&P 500					1	-0.25	0.74	0.22	0.24	0.76
US T-Bills						1	-0.25	0.28	0.23	-0.16
EAFE ($US) (2)							1	0.02	0.03	0.74
Lehman Overall (3)								1	0.97	0.14
Lehman Long Term (3)									1	0.16
TSE 300										1

(1) SCM means the indices published by Scotia Capital Markets on different Canadian debt market benchmarks.
(2) EAFE means Europe, Australasia and Far East and is published by Morgan Stanley Capital International World Equities Index.
(3) Lehman means the indices published by Lehman Brothers on different U.S. debt market benchmarks.

Determination of the Net Asset Value of the Program and the Net Asset Value per Unit

The Program Manager will calculate daily on each Business Day the value of the NAV of the Program based on data prepared in accordance with the accounting methods as set forth below. An independent auditor will also be retained on behalf of the Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value.

The NAV of the Program will be calculated in US dollars by the Program Manager on each Business Day by deducting the aggregate amount of the Program's liabilities from the aggregate value of the assets (the "Total Assets"). The Total Assets will be valued as follows:

(i) the value of cash on hand or on deposit, bills and demand notes, receivables, prepaid expenses, dividends and interest declared or accrued and not yet received, will be valued on an accrual basis;

(ii) the value of commodity or futures contracts, options, or securities traded on a recognized exchange will be the last available sale price or settlement price or lacking any recent sales or any record thereof, the simple average of the latest available offer price and bid price as published by the clearing house of the exchange;

(iii) the value of over-the-counter options shall be the average of the last bid and asked price quoted by a major dealer in such securities and the value of forward contracts shall be the gain or loss that would be realized if on such date the forward contract were "closed out";

(iv) the value of any unit or share of a private investment fund will be the definitive net asset value reported by the fund manager of such fund on that day or, if not available, the most recent provisional net asset value reported by the fund manager unless the Program Manager considers otherwise;

(v) the value of any security, option, commodity or futures contract which is not listed or traded on a recognized exchange or the resale of which is restricted by reason of a representations, undertaking or agreement by the Program Manager shall be determined on the basis of such price or yield

equivalent quotations (which may be public quotations or may be obtained from major market makers) as the Program Manager determines accurately reflects its fair value;

(vi) the value of all other property of the Program, and any property for which a third party valuation is not available, will be the value as the Program Manager determines in its reasonable discretion most accurately reflects its fair value; and

(vii) the value of any asset of the Program measured in a foreign currency will be valued at the current rate of exchange on that day as determined by the Program Manager.

In valuing the liabilities of the Program, the following will be included on an accrual basis: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, dividend and interest payable, external review engagements and borrowing costs. The value of the liabilities of the Program will be determined as follows:

(i) the value of all liabilities and contractual obligations will be the value determined by the Program Manager to most accurately reflect fair value; and

(ii) liabilities and contractual obligations payable in a foreign currency will be valued at the current rate of exchange on that day as determined by the Program Manager.

The value of any security or property to which, in the opinion of the Program Manager, the above principles cannot be applied (whether because no price or yield equivalent quotations are available as above provided, or for any other reason) shall be the fair value thereof determined in good faith in such manner as the Program Manager from time to time adopts.

As of December 31, 2000, the Bank had segregated assets in the amount of US$253 million in the Program. Pursuant to pricing supplements dated August 4, 2000, September 27, 2000 and January 30, 2001, 203,000 Notes were issued pursuant to a Short Form Shelf Prospectus filed with the Commission des valeurs mobilières du Québec. As of February 8, 2001, 192,900 Notes are currently outstanding. All investments and withdrawals in the Program will be done at the NAV per Unit on the preceding Business Day. The NAV per Unit is the amount obtained by dividing the NAV of the Program as of a particular date by the total number of Units outstanding on that date.

The process of valuing investments for which no published market exists is based on an estimation of liquidation values which may differ from the prices at which the investments may be sold.

Fees Assumed by the Bank

All administrative, accounting and risk management expenses will be assumed by the Bank.

Fees Assumed by the Program

Expenses borne by the Program and paid from assets will include: management and incentive fees of the Trading Advisors, brokerage fees, clearing fees, exchange fees, audit fees and borrowing costs. In general, the Program will pay to a Trading Advisor from the assets a base fee averaging 1% of the allocated capital to such Trading Advisor and incentive fees of around 20% based on the net profit realized and unrealized. Incentive fees are calculated for each Trading Advisor on a cumulative basis and in case of losses, are not payable to such Trading Advisor until all prior net losses are recouped. In some instances, the return must exceed a certain benchmark before becoming payable. These fees and expenses will reduce the Net Asset Value per Unit and will therefore be reflected in the Index Value.

Fees Assumed by the Noteholders

The Index Value will be reduced by the equivalent of 2% per annum at the end of each Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee (1% per annum) that the Bank is entitled to receive to manage the Program and the Service Fee (1% per annum) payable monthly by the Bank to Investment Advisors on record for their ongoing services to their clients.

Service Fee

Each Investment Advisor on record on the last Business Day of the month is entitled to receive from the Bank a Service Fee for ongoing services to their clients equal to 1% per annum of the average Value of the Notes held by its clients (excluding Notes issued during that month) payable monthly on the 15th day of the following month. The Service Fee will not be payable on Notes redeemed during the month. The Service Fee is reflected through the Percentage of Index Reduction.

DETAILS OF THE OFFERING AND DESCRIPTION OF THE NOTES

The following is a summary of the material attributes and characteristics of the Notes offered hereby, which does not purport to be complete. Reference is made to the Global Notes referred to below for the full text of such attributes and characteristics.

Issue Price and Principal Amount

Notes for an aggregate principal amount of up to US$250,000,000 including the Notes already issued may be sold from time to time in series on the last Tuesday of every month (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) at a price per Note in US dollars equal to the Index Value at that date, plus a maximum of 3%, during the two-year period that this short form shelf prospectus, including any amendments thereto, remains valid. Each new issue of Notes will constitute a new series of Notes. All Notes of all series will have the same rights, rank *pari passu* in all respects and will be dealt with as if they belonged to one and the same class, except in respect of the principal amount at the Issue Date and the Issue Date.

The specific terms of any offering of Notes not described herein, including the aggregate principal amount of Notes being offered, the issue date, the issue price, the actual proceeds to the Bank, and the actual Agents' remuneration will be set forth in a prospectus supplement or pricing supplement (in either case referred to herein as a "prospectus supplement") which will accompany this short form shelf prospectus. Subject to regulatory approvals, the Bank reserves the right to set forth in a prospectus supplement specific variable terms of Notes which are not within the options and parameters set forth in this short form shelf prospectus.

A final base shelf prospectus pertaining to the Notes has been filed with the Commission des valeurs mobilières du Québec on July 31, 2000 pursuant to which 203,000 Notes were issued in three series, the Series 2000-07, the Series 2000-09 and the Series 2001-01 for an aggregate principal amount of US$20,275,610 at the date of issue.

The Notes will be issued at a Closing Date for a principal amount per Note in US dollars equal to the Index Value at the Issue Date and sold at a price equal to such Index Value, plus a maximum of 3%.

Subscriptions, Registrations and Transfers

Subscriptions

Notes purchased by investors must be in integral numbers. Investors will subscribe for Notes by placing their orders with the Agents or a member of the selling group (if such a group is formed by the Agents). Orders for Notes may be accepted in whole or in part, and the Agents reserve the right to allot to any investor Notes in an amount less than that subscribed for by the investor, subject to the condition that any acceptance of a partial subscription or any partial allotment shall not be for less than an integral number of Notes per investor. The Agents also reserve the right to discontinue further acceptance of subscriptions at any time without notice.

Each member of the selling group (if such a group is formed by the Agents) who accepts orders for Notes will mail, no later than the third business day following the Issue Date, to each initial investor who places an order, a confirmation of the aggregate principal amount of Notes issued to the investor. The sales of the Notes to the initial investors will be settled on or before the third business day following the Issue Date.

Registration and Transfer

On the Issue Date, one or more definitive Global Notes evidencing each series of Notes, the number of Notes and the aggregate principal amount of the Notes to be issued to investors will be delivered to CDS and registered in the name of CDS or its nominee. Absent the circumstances referred to below, CDS or its nominee will be the only registered holder of the Notes. Notes will not be available for delivery to investors in physical form. Investors will hold their Notes through their client accounts with the Agents, a member of the selling group or another CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts and entries for the CDS Participants having interests in the Global Notes. Transfers of ownership of interests in the Global Notes will be effected through records maintained by CDS (with respect to the interests of CDS Participants) and on the records of CDS Participants (with respect to the interests of investors).

Definitive note certificates evidencing the Notes of each series will be issued to CDS Participants in the event that (i) CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Notes and the Bank is unable to engage a qualified successor depository system; or (ii) the Bank elects to terminate the use of the Book-Entry System in respect of the Notes. In either event, upon the surrender by CDS of the Global Notes evidencing the aggregate principal amount of Notes then outstanding, the Bank will issue, in the appropriate denominations, definitive notes to the CDS Participants appearing on the records maintained by CDS at the time of or immediately prior to such surrender.

Notes will be issuable to investors in integral numbers. Notes will be transferable in integral numbers. Until and unless notes evidencing the Notes are issued to CDS Participants as described above, CDS or its nominee will be the only registered holder recorded in such register, and its interest as shown therein will reflect the Global Notes. No Global Note may be transferred except as a whole by CDS to nominee of CDS or by a nominee of CDS to CDS or another nominee of CDS.

Investors in notes will be entitled to transfer their notes in a manner consistent with the foregoing (including with respect to authorized transfer denominations) by providing the appropriate instructions to the Agents, members of the selling group or other CDS participants through whom they hold their interests.

Rank

The Notes will rank *pari passu* with all deposit liabilities of the Bank (except as otherwise prescribed by law) and rateably, equally and without any preference among themselves. **The Notes are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under such act or similar legislation.**

Redemption by Noteholder

Noteholders will have the option to redeem their Notes on the Tuesday of every week (or on the next Business Day if the Tuesday is a Canadian Banking Holiday) (an "Eligible Redemption Date") for a price per Note in US dollars equal to the Index Value at 4:15 p.m. (Eastern time) on that day, minus 1%, by following the procedure set out below.

Each registered holder of a Note will have the right, by notice (the "Redemption Notice"), to request the redemption of such registered holder's Notes in whole or in part as described below. General Trust of Canada will act as the initial payment and transfer agent. Any Redemption Notice will have to be delivered to General Trust of Canada no later than 4:15 p.m. (Eastern time) on an Eligible Redemption Date for such day to be the Redemption Date. If the Redemption Notice is received after such time on any Business Day, the Redemption Date will be the following Eligible Redemption Date.

If a Redemption Notice is properly delivered, the Bank will be required, on the Redemption Date, to redeem such Notes for a redemption price per Note that will be equal to the Index Value minus 1%. The redemption price shall be paid to the registered holder no later than the fifth Business Day following the Redemption Date.

As indicated under "Subscriptions, Registrations and Transfers", CDS or its nominee will be the only registered holder of Notes and, except in the limited circumstances described under that heading, no person other than CDS will be entitled to received any Note or other instrument evidencing Notes.

Bank Early Redemption Option

The Notes are not redeemable by the Bank prior to the Maturity Date, except upon the occurrence of a Bank Redemption Event (as defined below). All of the outstanding Notes may be redeemed, at the option of the Bank, upon 15 Business Days' prior notice furnished in writing by the Bank to General Trust of Canada (the "Bank Redemption Notice"), upon the occurrence of a Bank Redemption Event. Furthermore, the Bank shall publish such notice in the manner provided under "Description of the Notes – Notices to Noteholders".

A Bank Redemption Event means if, in the opinion of the Bank acting reasonably and in good faith, there shall have been any change in regulation, taxation, regulatory or taxation practice or policy or administration, or there exists or has occurred any state of facts caused by circumstances not within the control of the Bank, as a result of which it would be financially disadvantageous, or disadvantageous from a regulatory perspective, to the Bank if the Notes were to remain outstanding.

On the date set for redemption (the "Bank Early Redemption Date"), a Noteholder of record on such date shall be entitled to receive from the Bank an amount per Note in US dollars equal to the Index Value at 4:15 p.m. (Eastern time) on that day.

The Bank shall make available to Noteholders, no later than 4:15 p.m. (Eastern time) on the fifth Business Day following the Bank Early Redemption Date, the amount payable pursuant to such redemption, in the

form of an official cheque or, pursuant to an agreement between the Noteholders and the relevant CDS Participant, by wire transfer.

Maturity and Payment at Maturity

The Notes will mature on March 31, 2010. Upon Maturity, the Noteholders will receive from the Bank an amount per Note in US dollars equal to the Index Value at the Maturity Date. Until Maturity, the Index Value will be calculated by reference to the return of the NAV per Unit of the Program as indicated below. The amount received at Maturity (and the return), if any, will be based on the increase or decrease, if any, in the Index Value between the Issue Date and the Maturity Date.

The Bank will be required to make available to Noteholders, no later than 4:15 p.m. (Eastern time) on the fifth Business Day following the Maturity Date, funds in an amount sufficient to pay the amounts due under the Notes, in the form of an official cheque or, pursuant to an agreement between the Noteholders and the relevant CDS Participant, by wire transfer.

Deferred Payment

Federal laws of Canada preclude payments of interest or other amounts for the advancing of credit at effective rates in excess of 60% per annum. When any payment is to be made to a Noteholder on account of a redemption of a Note or at Maturity, payment of a portion of such payment may be deferred to ensure compliance with this legislation. Interest shall be paid on any deferred payment at the time such payments are made.

Calculation of Index Value

For the purposes of payment at Maturity, the Bank early redemption option, redemptions by Noteholders and subscription of Notes, the Index Value is calculated weekly as follows:

$$IV_{(VD)} = IV_{(VD-1)} \times \frac{\text{NAV per Unit}_{(VD)}}{\text{NAV per Unit}_{(VD-1)}} \times (1 - \%IR_{(CP)})$$

$IV_{(VD)}$: Index Value at any Valuation Date.
$IV_{(VD-1)}$: Index Value at the preceding Valuation Date.
NAV per Unit $_{(VD)}$: Net Asset Value per Unit of the Program at Valuation Date.
NAV per Unit $_{(VD-1)}$: Net Asset Value per Unit of the Program at the preceding Valuation Date.
$\%IR_{(CP)}$: Percentage of Index Reduction for the Calculation Period (number of days between two Valuation Dates).

The Index Value is calculated weekly but will be available on a daily basis upon request by a Noteholder.

Percentage of Index Reduction

The Index Value will be reduced by the equivalent of 2% per annum at the end of every Calculation Period (the applicable rate will be prorated by the number of days in the Calculation Period). This reduction will reflect the Management Fee and the Service Fee that the Bank is entitled to receive as described under "The Program – Fees Assumed by Noteholders".

Market for the Notes

There is currently no market for the Notes, and there can be no assurance that a market will develop. If a market develops, there can be no assurance that it will be liquid. The Agents have agreed with the Bank that they will use their reasonable efforts to assist investors to locate potential buyers if they wish to sell their Notes. The Bank may at its discretion apply to list the Notes on a recognized Canadian exchange.

Notices to Noteholders

All notices to the Noteholders regarding the Notes will be validly given if published in *La Presse* and in the national edition of *The Globe and Mail*, or if either of such newspapers are not being published, in another major Canadian newspaper with national circulation selected by the Bank. The Bank will give notice as aforesaid to the Noteholders of any material change or material fact relating to the Notes or the Index Value as it relates to the Notes. While any Note remains outstanding, the Bank will ensure that material information relating to the Notes and the Index Value is regularly available in such newspapers or published on a web site at www.nbc.ca/extra.

Modifications of the Notes

The definitive Global Notes may be amended without the consent of the Noteholders by agreement between the Bank and the Agents if, in the reasonable opinion of the Bank and the Agents, the amendment would not materially and adversely affect the interests of the Noteholders. In other cases, the definitive Global Notes may be amended if the amendment is approved by a resolution passed by the favourable votes of the Noteholders of not less than $66^2/_3\%$ of the Notes represented at a meeting convened for the purpose of considering the resolution. Each beneficial Noteholder is entitled to one vote per Note held by such Noteholder for the purposes of voting at meetings. The Notes do not carry the right to vote in any other circumstances.

RISK FACTORS

Investment in the Notes is subject to certain risk factors. Prior to making an investment decision, investors should carefully consider the risks associated with acquiring and holding Notes, including the following factors:

Capital Recovery at Maturity could be Less than the Initial Investment

The value of a Note, and the amount per Note to be received by a Noteholder at Maturity will fluctuate with the Index Value and may be less than the principal amount of such Notes depending on the performance of the Program. There can be no assurance that the Program will generate positive returns over such period.

Credit Risk

Because the obligation to make payments to holders of the Notes is an obligation of the Bank, the likelihood that such holders will receive the payments owing to them in connection with the Notes will be dependent upon the financial health and creditworthiness of the Bank.

No Recourse to Program Assets

The obligation to make payments to holders of the Notes in accordance with the terms thereof is an obligation of the Bank. Noteholders will not have, and the Notes will not represent any proprietary interest whatsoever in the assets acquired or held as part of the Program. Accordingly, Noteholders will have no recourse whatsoever to the assets of the Program to satisfy amounts owing to them under the Notes, nor will they be entitled in any way to influence the management of the Program or the Trading Advisors.

Early Redemption

The amount of the redemption price to be paid to an investor who desires to redeem any Notes prior to Maturity will depend entirely on the relative Index Values calculated at the appropriate times as described

under "Redemption by Noteholder". If an investor in Notes elects to exercise the redemption privilege rather than to hold the Notes to Maturity, the investor could receive an amount significantly less than the principal amount of its Notes. In addition, in the case of redemptions, investors will be subject to a 1% redemption penalty.

Non-Conventional Indebtedness

The Notes are not conventional indebtedness in that they do not provide investors with a defined income stream or a return that could be calculated by reference to a fixed or floating rate of interest that is determinable in advance. Investors in Notes will not have an opportunity to reinvest any income generated by their investments prior to Maturity, nor will they be able, prior to Maturity, to determine the return, if any, that they will receive on their Notes.

Calculation of Index Value

The Bank will be solely responsible for computing, on a daily basis, the NAV of the Program and the NAV per Unit, as well as determining the Index Value from time to time. The Bank may retain the services of third parties to make these calculations. An independent auditor will be retained on behalf of Investors to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. However, a calculation error may be made by the Bank in the calculation of the NAV per Unit and the Index Value and therefore affect the price at which a Noteholder could have purchased or sold its Notes.

Exchange Rates

The NAV of the Program will be calculated from time to time in US dollars. The assets of the Program may be invested and held in other currencies. Accordingly, the NAV will be affected by fluctuations in the value of the US dollar against such other currencies in which the assets of the Program are invested or held. The return to Noteholders will also be affected by fluctuations in the value of the Canadian dollar against the US dollar.

Commodity Futures Trading

The performance of the Program will be subject to risks associated with trading in contracts, and therefore the return, if any, to be realized by investors will be affected by such risks. Generally, futures trading is speculative, subject to leverage and volatility. At times, trading in the contracts may be illiquid and may be adversely affected by exchange regulations such as speculative position limits. Also, trading in certain types of contracts, such as interbank foreign exchange contracts, may be subject to the additional risk of counterparty default, absence of regulation and illiquidity due to an absence of secondary trading. Risks associated with options on commodity and financial futures contracts and with the contracts themselves will differ from the risks associated with the underlying assets. The Program will also be subject to the risk of failure of any of the exchanges on which its Trading Advisors trade, or of their clearing houses, if any.

Existence of Speculative Position Limits

The Commodity Futures Trading Commission (the "CFTC") and U.S. commodity exchanges have established limits referred to as "speculative position limits", or "position limits", on the maximum net long or net short positions which any person or group of persons may own, hold, or control in particular exchange-traded futures and option contracts. Insofar as such limits do exist, CFTC regulations require that all commodities interest accounts owned, held, managed, and controlled by the Trading Advisor and its principals and affiliates be aggregated for position limit purposes. Some Trading Advisors and their principal may trade for their own proprietary accounts and manage other funds and accounts. In addition,

Trading Advisors currently manage other funds and accounts, and intend to manage and act as trading advisor for additional funds and accounts in the future. These position limits may operate to limit the transactions effected for the Program by the Trading Advisors.

Trading by Trading Advisors

While the Program management will have to evaluate the performance record of each Trading Advisors and determine which Trading Advisors are suitable for the Program's trading polices and investment objectives, past performance of any Trading Advisors will not necessarily be indicative of future results. Furthermore, each Trading Advisors will have exclusive responsibility for making trading decisions with respect to the portion of the funds of the Program allocated to it. There can be no assurance that the respective trading systems and strategies utilized by the Trading Advisors will prove successful under all or any market conditions.

Dependence on Key Personnel

The Program Manager will depend, to a great extent, on the services of a limited number of individuals for the provision of investment management services to the Program. The loss of such individuals for any reason may have an impact on the Programs' return.

Suitability for Investment

An investment in Notes is speculative in nature and is suitable only for certain investors who have specific investment objectives and are willing to hold the Notes to Maturity. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of these investments in light of his or her investment objectives and the information set out in this prospectus.

No Identification of Trading Advisors

The identity of Trading Advisors and their individual performance records will not be made available to prospective investors. Since this information will not be made available, investors are relying solely on the ability of the Program Manager to select Trading Advisors in making a decision whether or not to invest in the Notes.

Performance-Based Fees

Many Trading Advisors will receive performance-based fees. It is possible that a Trading Advisor will earn a performance-based fee while the Index Value has decreased. Furthermore, some Trading Advisor charging such fees may not utilize a benchmark or, similarly, a loss carry forward provision. If a Trading Advisor is replaced, the new trading advisor will earn performance-based fees from its allocated assets and all possibility to recoup prior losses will then be lost. The performance-based fees with Trading Advisor may create an incentive for the Trading Advisor to engage in investment strategies and to make investments that are more speculative and riskier than would be the case in the absence of such performance-based fees. Currently, the Program pays based fees averaging 1% of the allocated assets and performance fees of around 20% based on net profit realized and unrealized. There is no guarantee that in the future the level of the based fees and performance fees will not increase.

Market, Strategy and Management Risks

The Program's performance will be subject to three broad categories of risks: market, strategy and management risks. Market risk is inherent in any investment or trading strategy. In the case of the Program, this risk will be on a Trading Advisor by Trading Advisor basis, and could be significant and exacerbated by

the high degree of leverage at which Trading Advisors may trade. Strategy specific losses can result from excessive concentration by multiple Trading Advisors in the same investment approach or general economic events that adversely affect particular strategies. There is a possibility that strategies employed evolving over time, and perhaps changing materially, in ways which it would be difficult for the Program Manager to follow. It is, in any event, difficult, if not impossible, for the Program Manager to be aware of whether there have been material changes in a Trading Advisor's strategy. As these strategies are confidential and proprietary, it is possible that the Program Manager will not be able to identify a discrepancy in trading or investment pattern.

Management risk is a common problem for multi-manager strategies. The Program Manager will generally have no immediate control over the Trading Advisors' trading. Unusual problems such as fraud or self-dealing by Trading Advisors may also arise. However, the Bank will indemnify the investors by making appropriate adjustment to the Index Value in case of fraud by a Trading Advisor.

General Economic Conditions

The success of any investment activity is affected by general economic conditions that affect the level and volatility of prices as well as the liquidity of the markets. The prices of many securities and derivative instruments are highly volatile. The price movements of the instruments that Trading Advisors will acquire or sell short will be influenced by, among other things, interest rates, changing supply and demand relationships, the trade, fiscal, monetary and exchange control programs and policies of governments, and domestic and international political and economic events. Unexpected changes (in either direction) in the volatility or liquidity of the markets in which Trading Advisors hold positions could cause significant losses. The profitability of a significant portion of the Program will depend upon the Trading Advisors' correct assessments of future price movements in the assets underlying its strategy. There can be no assurance that Trading Advisors will be able to accurately predict these price movements, even during market periods which are favourable to most other managers.

General Investment and Trading Risks

All securities, commodities, derivatives and other investments are subject to a risk of loss capital. The Program Manager believes that its risk management practices and research techniques should moderate this risk through a careful selection of Trading Advisors and management strategy. No guarantee or representation is made that the Program Manager (or any Trading Advisors retained by the Program Manager) investment program will be successful. The Program may utilize investment techniques such as trading options and derivatives, limited diversification, margin transactions, short sales and forward contracts, which practices can, in certain circumstances, increase the adverse impact to which the Program may be subject.

While the Program does not currently intend to do so, the Program may invest in securities, private claims and obligations of domestic and foreign entities which are experiencing significant financial or business difficulties, such as loans, commercial paper, loan participations, trade claims held by trade or other creditors, partnership interests or similar financial instruments, executory contracts or options or participations therein not publicly-traded, which may result in significant returns to the Program but which involve a substantial degree of risk of loss. The Program may lose a substantial portion or all of its investment in such an entity or may be required to accept cash or securities with a value less than the Program's investment. Among the risks inherent in investments in entities experiencing significant financial or business difficulties is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by laws relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and a bankruptcy court's discretionary power to disallow, subordinate or disenfranchise particular claims. The market prices of such instruments

are also subject to abrupt and erratic market movements and above average price volatility, and the spread between the bid and asked prices of such instruments may be greater than normally expected. In addition, such instruments may contain restrictions on transfer or otherwise have limited liquidity.

While the Program does not currently intend to do so, the Program may invest in unregistered securities of publicly-held companies and in privately-held companies. Such investments may require a significant amount of time from the date of initial investment before disposition. Some portfolio companies may have the need for additional capital to support expansion or to achieve or maintain a competitive position, and there is no assurance that such capital will be available, particularly for private companies.

The Program may invest in bonds or other fixed income securities, including without limitation, commercial paper and "higher yielding" debt securities (and, therefore, higher risk). Such securities may be below "investment grade" and face ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the issuer's inability to meet timely interest and principal payments. The market values of certain of these lower rated debt securities tend to reflect individual corporate developments than do higher rated securities, which react primarily to fluctuations in the general level of interests rates, and tend to be more sensitive to economic conditions. It is likely that a major economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal or pay interest thereon and therefore increase the incidence of default for such securities.

The Trading Advisor will attempt to assess the foregoing risk factors and others in determining the extent of the positions it will take in the relevant securities and the prices it is willing to pay for such securities. However, such risks cannot be eliminated, and hedging may not be successful.

Risk Arbitrage Trading in Securities

The Program Manager may retain Trading Advisors who invest in securities risk arbitrage transactions which are inherently volatile. Therefore, the short-term performance of the Program's securities investments could fluctuate significantly.

The price offered for securities of a company in a tender offer, merger, or other acquisition transaction will generally be at a significant premium above the market price of the securities prior to such transaction. The announcement of such a transaction generally will cause the market price of the securities to begin rising. Trading Advisors may purchase such securities after the announcement of the transaction at a price that is higher than the pre-announcement market price, but which is lower than the price at which the Trading Advisors expect the proposed transaction to be consummated. If the proposed transaction is not consummated, the value of such securities purchased by the Trading Advisors may decline significantly. It also is possible that the difference between the price paid by the Trading Advisors for securities and the amount anticipated to be received upon consummation of the proposed transaction may be very small. In addition, where the Trading Advisors have sold short the securities they anticipate receiving in an exchange offer or merger, the Trading Advisors may be forced to cover their short position in the market at a higher price than their short sale, with a resulting loss. If the Trading Advisors have sold short securities which are the subject of a proposed exchange offer, merger, or tender offer and the proposed transaction is consummated, the Trading Advisors also may be forced to cover their short position at a loss.

In certain proposed takeovers, a Trading Advisor may determine that the price offered for the relevant securities is likely to be increased, either by the original bidder or by a competing offeror. In such circumstances, the Trading Advisor may purchase securities at a market price that is above the offer price, incurring the additional risk that the offer price will not be increased or that the offer will be withdrawn. If

no transaction is ultimately consummated, a substantial loss may occur. The consummation of a merger, tender offer, or exchange offer can be prevented or delayed or the terms may be changed by a variety of factors, including specific efforts by the offeror or offeree, market conditions, or governmental regulations.

In addition to engaging in securities arbitrage activity, a Trading Advisor may invest and trade in the securities of companies that it believes are undervalued or which may become the target of a takeover or other transaction. If the anticipated transaction, in fact does not occur or if the securities do not increase in value as anticipated, the Trading Advisor may sell them at no gain or at a loss.

Repurchase, Reverse Repurchase and Securities Lending Transaction

A Trading Advisor may engage in repurchase, reverse repurchase and securities lending agreements as part of its cash management and trading strategies, and also will engage in such transactions as a method of financing certain securities positions. In the event of the insolvency of or default or delay by the transferee of securities in a repurchase or securities lending agreement, the Trading Advisor, as transferor, runs the risk that the transferee may not re-deliver the securities when required. In the event of the insolvency of or default or delay by a transferor of securities in a reverse repurchase or securities lending agreement, the Trading Advisor, as transferee, could experience both delays in liquidating the underlying securities and losses, including a possible decline in the value of the securities collateral during the period while the Trading Advisor seeks to enforce its rights thereto, or possible subnormal levels of income and lack of access to income during this period, and potential unanticipated expenses of enforcing its rights. In addition, repurchase, reverse repurchase and securities lending agreements are utilized by the Trading Advisor to leverage its trading strategies and, as a result, may result in substantial losses.

FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Desjardins Ducharme Stein Monast, a general partnership, counsels to the Bank and to the Agent, the following is a fair summary of the principal income tax consequences under the laws of Canada generally applicable to a Noteholder of the Notes offered pursuant to this Short Form Prospectus who, at all relevant times, for purposes of the Act, is a resident of Canada, deals at arm's length with the Bank, and acquires and holds the Notes as capital property. Notes acquired by certain "financial institutions" (as defined in the Act) will generally not be held as capital property by such Noteholders and will be subject to special "mark-to-market" rules. This summary does not take into account these mark-to market rules and taxpayers to whom these rules may be relevant should consult their own tax advisors.

This summary is based upon the current provisions of the Act and the regulations thereunder, all specific proposals to amend the Act or the regulations publicly announced by the federal Minister of Finance prior to the date hereof (the "Amendments") and counsel's understanding of certain published administrative practices and policies of the Canada Customs and Revenue Agency ("Revenue Canada"). No assurances can be given that the Amendments will be enacted as announced. Except for the Amendments, this summary does not take into account or anticipate any changes in the law, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada.

This summary is not intended to constitute, nor should it be relied upon as, tax advice to any particular Noteholder. While it is a question of fact, generally the Notes will be regarded as capital property to a Noteholder who acquires and holds Notes as investments (and in particular not as inventory held in the course of a business carried on by a Noteholder for purposes of the Act or as an adventure in the nature of trade). A Noteholder who is an individual and neither a trader nor dealer in securities nor a non-resident and who is uncertain that the Notes constitute capital property for him may consider making a one time election to treat the Notes, and all other Canadian securities, as defined in the Act, owned by him in that or

subsequent taxation years, as capital property. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Notes primarily in view of obtaining a tax benefit. **Noteholders should consult their own tax advisors as to the overall consequences of their ownership of Notes.**

Federal Income Tax Considerations

The amount of the excess of the repurchase price over the principal amount of a Note, which is payable to a Noteholder, can be ascertained and the right to it arises only at a Redemption Date or at Maturity. The amount of such excess, if any, will be included in the Noteholder's income, as interest, when a Note is redeemed or Maturity is reached.

On a disposition of a Note resulting from the repayment by the Bank on a Redemption Date or at Maturity, a Noteholder will realize a capital gain (or a capital loss) to the extent that a payment received at such time, less the amount, if any, required to be included in the Noteholder's income in the year of such a disposition as interest, exceeds (or is less than) the Noteholder's adjusted cost base of the Note.

Revenue Canada has not expressed any opinion as to whether amounts received or deemed to be received by a holder on a disposition or deemed disposition of a Note, other than a disposition resulting from a repayment by the Bank, will be considered as a capital gain or a capital loss, or as income or ordinary loss. Generally, an amount received or deemed to be received by a Noteholder on such disposition or deemed disposition of a Note will normally give rise to a capital gain (or a capital loss) to such Noteholder at such time to the extent such amount exceeds (or is less than) such Noteholder's adjusted cost base of the Note. **However, Noteholders who dispose of a Note otherwise than upon the Bank Early Redemption Option, or who dispose of a Note within a short period of time before Maturity should consult their own tax advisor with respect to their particular circumstances.**

Generally, one half of any capital gain constitute a taxable capital gain which must be included in the holder's income and one half of any capital loss constitute an allowable capital loss, which is deductible against taxable capital gains, subject to and in accordance with the provisions of the Act. The Notes are denominated in US dollars. For the purposes of computing a gain or loss, in general, a Noteholder's cost of such Note or proceeds of disposition is the Canadian Dollar equivalent of the purchase price or amount received on disposition of the Note computed at the rate of exchange prevailing on the date of purchase or disposition, respectively. Noteholders may realize a capital gain or loss if there is a change in the Canada/United States Dollar Exchange Rate between the date of purchase and the date of disposition of Notes and, in the case of an individual Noteholder, to the extent such gain or loss exceeds $200. A holder that is a Canadian-controlled private corporation may be subject to a refundable tax of $6^2/_3$% on investment income, including taxable capital gains. This tax, together with a corporation's "refundable dividend tax on hand", will be refunded when the corporation pays taxable dividends at the rate of $1 for every $3 of dividends paid.

PLAN OF DISTRIBUTION

Under an agreement dated July 31, 2000, as amended on •, 2000 (the "Agency Agreement") between the Bank and National Bank Financial Inc. and BLC Securities Inc. (the "Agents"), the Agents are authorized, as agents of the Bank, to offer for sale in all provinces of Canada, except in Ontario, subject to the terms and conditions contained in the Agency Agreement, a maximum of US$250,000,000 principal amount of Notes, issuable in series, at a price per Note in US dollars equal to the Index Value at the Issue Date, plus a maximum of 3%. Notes must be purchased by investors in an integral number.

The continuing obligations of the Agents under the Agency Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain other stated events.

A fee of 1% of the subscription amount of the Notes will be paid to the Agents upon the closing of each issue of Notes. All fees payable to the Agents will be paid on account of services rendered in connection with the offering of Notes and deducted from the subscription amount. A fee to be negotiated between the Noteholder and the Investment Advisor up to a maximum of 2% of the Index Value will be payable by the Noteholder.

A Service Fee of 1% per annum payable monthly will be paid by the Bank to Investment Advisors for ongoing services to their clients.

One or more definitive Global Notes for each series of Notes to be issued to investors will be issued in registered form to CDS and will be deposited with CDS on the Issue Date. Subject to certain exceptions, certificates evidencing the Notes will not be available to Noteholders under any circumstances and registration of interests in and transfer of Notes will be made only through the BBS of CDS. See "Details of the Offering and Description of the Notes – Subscriptions, Registrations and Transfers".

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. The decision to offer the Notes and the terms of this offering were negotiated at arm's length between the Bank and the Agents. National Bank Financial Inc. will not receive any benefit in connection with this offering other than a portion of the fee payable to the Agents.

BLC Securities Inc. is an independent agent and is not related or connected to the Bank or to National Bank Financial Inc. and has acted as Agent in connection with this offering of Notes and, in that capacity, has participated with the other Agent in due diligence meetings relating to the Prospectus with the Bank and its representatives, have reviewed the Prospectus and has had an opportunity to propose such changes to the Prospectus as it has considered appropriate and has participated, together with the other Agent, in establishing the terms of the Notes.

USE OF PROCEEDS

The net proceeds of the offering, after payment of the expenses of the offering, will be used for general banking purposes of the Bank. The Agents' remuneration will be deducted for the subscription amount.

LEGAL MATTERS

Legal matters in connection with the issue and sale of the Notes will be passed upon, on behalf of the Bank and the Agents, by Desjardins Ducharme Stein Monast, a general partnership. Gérard Coulombe Q.C., a partner of Desjardins Ducharme Stein Monast, a general partnership, is a director of the Bank. The partners and associates of Desjardins Ducharme Stein Monast, a general partnership, as a group, beneficially own, directly or indirectly, less than one percent of any securities of the Bank or its affiliates.

TRANSFER AGENT AND REGISTRAR

General Trust of Canada, a wholly-owned subsidiary of the Bank, at its principal transfer offices in Montréal, will be the Transfer Agent and Registrar for the Notes.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE BANK

Dated: February 8, 2001

The foregoing together with the documents incorporated herein by reference, as of the date of each supplement hereto, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form shelf prospectus and such supplement as required by the *Bank Act* (Canada) and the regulation thereunder and the shelf securities laws of all provinces of Canada, except in Ontario. For the purposes of the *Securities Act* (Québec), this short form shelf prospectus and such supplement, as supplemented by the permanent information record, as of the date of each supplement, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

"André Bérard"	*"Jean Turmel"*
ANDRÉ BÉRARD Chairman of the Board and Chief Executive Officer	JEAN TURMEL President, Financial Markets, Treasury and Investment Bank (as Chief Financial Officer)

On behalf of the Board of Directors

"Paul Gobeil"	*"Robert Parizeau"*
PAUL GOBEIL Director	ROBERT PARIZEAU Director

CERTIFICATE OF THE AGENTS

Dated: February 8, 2001

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, as of the date of each supplement hereto, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form shelf prospectus and such supplement as required by the *Bank Act* (Canada) and the regulations thereunder and the securities laws of all provinces of Canada, except in Ontario. For the purposes of the *Securities Act* (Québec), to our knowledge, this short form shelf prospectus, and such supplement, supplemented by the documents incorporated herein by reference, as of the date of each supplement, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

"*Serge Fecteau*"

Per: Serge Fecteau

BLC SECURITIES INC.

"*Michel Richard*"

Per: Michel Richard

The following includes the name of every person having an interest, either directly or indirectly, to the extent of not less than 5% in the capital of:

NATIONAL BANK FINANCIAL INC.: an indirect wholly-owned subsidiary of National Bank of Canada.

BLC SECURITIES INC.: a wholly-owned subsidiary of Laurentian Bank of Canada.

This pricing supplement together with the short form shelf prospectus dated October 12, 1999 and the prospectus supplement dated March 30, 2000 to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing supplement no. 2 dated January 16, 2001

(to short form shelf prospectus dated October 12, 1999 and prospectus supplement dated March 30, 2000, as amended)

LOGO

$300,000,000

Series 2 Medium Term Notes

(subordinated indebtedness)

PRINCIPAL AMOUNT: $300,000,000 CUSIP No.: 63306ZBA8

ISSUE PRICE: $99.767 per $100 principal amount

ORIGINAL ISSUE DATE: January 22, 2001 STATED MATURITY DATE: October 31, 2012

NET PROCEEDS TO BANK: $298,176,000 (if the aggregate principal amount of the Notes is distributed)

AGGREGATE PRINCIPAL AMOUNT OF NOTES OUTSTANDING (including those described in this Pricing Supplement): $650,000,000

INTEREST PAYMENT PERIODS: Semi-annually until October 31, 2007 and quarterly thereafter, in each case in arrears.

INTEREST PAYMENT DATES: October 31 and April 30, until and including October 31, 2007, commencing on April 30, 2001. Thereafter on October 31, January 31, April 30 and July 31, commencing on January 31, 2008.

INITIAL INTEREST RATE: From January 22, 2001, 6.25% per annum

INTEREST RESET PERIOD: Quarterly

FLOATING RATE INTEREST DETERMINATION DATE(S): Starting October 31, 2007, the first business day of each quarterly interest period.

FLOATING RATE INTEREST RATE BASIS: From October 31, 2007, 90-day Bankers' Acceptance Rate plus 1.00%

FINAL MATURITY DATE: October 31, 2012

INITIAL REDEMPTION DATE: October 31, 2007, subject to the right of redemption prior to October 31, 2007, on the terms set out below under "Other Provisions".

INITIAL REDEMPTION PERCENTAGE: 100% of principal amount, subject to the right of redemption prior to October 31, 2007 on the terms set out below under "Other Provisions".

INTEREST CALCULATION:

[ ] REGULAR FLOATING RATE
[v] FIXED RATE/FLOATING RATE
Initial Fixed Interest Rate: 6.25%
Initial Fixed Rate Commencement Date: January 22, 2001
Floating Rate Commencement Date: October 31, 2007
Floating Interest Rate Basis: 90-day Bankers' Acceptance Rate plus 1%
[ ] FLOATING RATE/FIXED RATE
Fixed Rate Commencement Date:
Fixed Interest Rate:
[ ] INVERSE FLOATING RATE NOTE
Fixed Rate:
Interest Rate Basis:

PAYMENT OF PRINCIPAL AND ANY PREMIUM AND INTEREST:
[v] Canadian Dollars
[ ] Specified Currency

SPECIFIED CURRENCY:

Canadian Dollars:
[v] Yes
[ ] No
Foreign Currency:
Exchange Rate Agent:

DAY COUNT CONVENTION:

[v] 30/360 for the period from January 22, 2001 to October 31, 2007
[v] Actual/Actual for the period from October 31, 2007 to October 31, 2012
[ ] Other

AGENTS: National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Merrill Lynch Canada Inc., CIBC World Markets Inc., TD Securities Inc., Laurentian Bank Securities Inc., Casgrain & Company Limited and HSBC Securities (Canada) Inc.

OTHER PROVISIONS

The Bank may, at its option, with the prior approval of the Superintendent (as defined in the Prospectus), redeem the Notes in whole at any time or in part from time to time, on not less than 30 days' nor more than 60 days' prior notice, if the Notes are redeemed prior to October 31, 2007, at the greater of (i) par plus accrued and unpaid interest to, but excluding the date fixed for redemption, and (ii) the Canada Yield Price (as defined below) plus accrued and unpaid interest to, but excluding the date fixed for redemption or, if the Notes are redeemed on or after October 31, 2007 at par, together with accrued and unpaid interest to, but excluding the date fixed for redemption. In cases of partial redemption, the Notes to be redeemed will be selected by the Trustee (as defined in the Prospectus) by lot or such other manner as the Trustee may deem equitable.

"Canada Yield Price" shall mean a price equal to the price of the Notes calculated on the business day preceding the day on which the redemption is authorized to provide an annual yield from the date fixed for redemption to October 31, 2007 equal to the Government of Canada Yield (as defined below) plus 0.20%.

"*Government of Canada Yield*", on any date, shall mean the average of the yields determined by two registered Canadian investment dealers selected by the Bank, and approved by the Trustee, as being the annual yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a maturity date of October 31, 2007.

The Bank will have the right, with the prior approval of the Superintendent where applicable, to purchase the Notes in the market or by tender or by private contract at any price.

Any Notes redeemed by the Bank will be cancelled and will not be reissued.

A beneficial holder of Notes may, but only upon notice from the Bank, which may be given from time to time with the prior approval of the Superintendent, convert all, but not less than all, of such holder's Notes on the date specified in the notice into an equal aggregate principal amount of the new series of medium-term notes issued by the Bank, together with accrued and unpaid interest to the date of conversion. If given, such notice from the Bank will be given not less than 30 days nor more than 60 days prior to the date fixed for the conversion.

A beneficial holder of Notes may, but only upon notice from the Bank, which may be given from time to time with the prior approval of the Superintendent, exchange all, but not less than all, of such holder's Notes on the date specified in the notice for an equal aggregate principal amount of term notes of the Bank, together with accrued and unpaid interest to the date of exchange. The material attributes of the term notes will be the same as those of the exchanged Notes except that the term notes will rank senior to the Notes and equally with the other deposit liabilities of the Bank and will include events of default related to default in the payment of principal or interest due thereon. If given, such notice from the Bank will be given not less than 30 days nor more than 60 days prior to the date fixed for the exchange.

"*90-day Bankers' Acceptance Rate*", for any quarterly floating rate interest period, shall mean the average bid rate of interest (expressed as an annual percentage rate) rounded to the nearest one-hundred thousandth of 1.00% (with 0.000005 percent being rounded up) for Canadian dollar bankers' acceptance with maturities of three months which appears on the Reuters Screen CDOR Page (as defined below) as of 10:00 a.m., Montreal time, on the first business day of such quarterly interest period. If such rate does not appear on the Reuters Screen CDOR Page on such day, the 90-day Bankers' Acceptance Rate for such period shall be the average of the bid rates of interest (expressed and rounded as set forth above) for Canadian dollar bankers' acceptances with maturities of three months for same-day settlement as quoted by such of the Schedule I banks (as defined in the *Bank Act* (Canada)) as may quote such a rate as of 10:00 a.m., Montreal time, on the first business day of such quarterly interest period.

"*Reuters Screen CDOR Page*" shall mean the display designated as page "CDOR" on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that Service) for purposes of displaying, among other things, Canadian dollar bankers' acceptance rates.

AGENTS' COMPENSATION: $0.375 per $100

FORM:	METHOD OF DISTRIBUTION:
[v] Book Entry Only	[v] Agency
[ ] Fully Registered	[ ] Principal for Resale
	[ ] Direct

National Bank Financial Inc., one of the Agents, is an indirect wholly-owned subsidiary of the Bank. As a result, the Bank is a related and connected issuer of National Bank Financial Inc. National Bank Financial Inc. will not receive any benefit in connection with this offering other than a portion of the Agents' fee payable by the Bank.

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. are independent agents and are not related or connected to the Bank or to National Bank Financial Inc. and have acted as Agents in connection with this offering of Notes and, in that capacity, have participated with all other Agents in due diligence meetings relating to the Prospectus with the Bank and its representatives, have reviewed the Prospectus and have had an opportunity to propose such changes to the Prospectus as they considered appropriate and have participated, together with the other Agents, in establishing the terms of the Notes and the price at which they will be sold to purchasers

by the Bank.

Documents Incorporated by Reference

The following documents (which are not specifically listed in the Prospectus or any amendment or supplement delivered herewith) which have been filed by the Bank with the Superintendent of Financial Institutions Canada and the various securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of the Prospectus:

(a) Annual Information Form dated November 23, 1999;

(b) Audited Consolidated Financial Statements for the fiscal year ended October 31, 2000 which include comparative Consolidated Financial Statements for the fiscal year ended October 31, 1999 together with the auditors' report thereon;

(c) the Management Proxy Circular dated January 27, 2000 in connection with the Bank's annual meeting of shareholders held on March 15, 2000, except for the "Report of the Human Resources Committee on the Compensation of Officers of the Bank" and the "Performance Graph for Common Shares of the Bank"; and

(d) Material Change Report dated December 22, 2000 with respect to the adoption of a shareholder rights plan.

series 2 Medium Term Notes_v5.DOC

NATIONAL BANK OF CANADA

NOTICE OF DISTRIBUTION

SECTION 12 OF THE *SECURITIES ACT*

SECTION 115 OF THE *REGULATION RESPECTING SECURITIES*

1. Date of the Proposed Distribution

On or about May 22, 2002.

2. Description of the Securities to be Distributed

Common shares ("Common Shares") of National Bank of Canada ("NBC").

3. Number of Securities to be Distributed

The Common Shares are being issued in connection with the acquisition by NBC of all of the outstanding shares of Putnam Lovell Group Inc. ("PLG") by way of plan of merger to be completed under Delaware corporate law.

The board of directors of NBC has authorized issuance of a maximum dollar value of Common Shares with the actual number of the Common Shares (subject to that maximum value) to be determined in accordance with the terms of an agreement and plan of merger (the "Merger Agreement") dated as of April 13, 2002 between NBC, National Bank Financial & Co. Inc., National Bank Financial hic., PLG Acquisition Corp., PLG and certain PLG shareholders. For the purpose of the Merger Agreement, the Common Shares have been ascribed a value equal to the "Current Market Value". Under the Merger Agreement, Current Market Value means the average of the daily closing prices per Common Share on The Toronto Stock Exchange for the twenty consecutive trading days ending on the last trading day prior to the closing date. The Current Market Value of the Common Shares will be expressed in US dollars based upon the Canadian dollar: US dollar exchange rate determined as of the last business day prior to the closing of the transactions contemplated by the Merger Agreement. As noted above, the closing of the transactions contemplated by the Merger Agreement is expected to occur on or about May 22, 2002.

4. Method of Distribution

The distribution will occur in connection with the merger of PLG Acquisition Corp. ("US Newco"), a new wholly owned subsidiary of NBC incorporated under Delaware law, and PLG, with PLG being the surviving corporation on the completion of the merger. NBC will issue to US Newco the Common Shares constituting the merger consideration immediately prior to the effective time of the merger, and on the completion of the merger, the Common Shares will bc distributed to PLG shareholders in accordance with the Merger Agreement.

5. **Net Proceeds and Principal Uses Thereof**

Not applicable. See above.

6. **Name of any Security Holder Selling Securities**

Not applicable.

7. **Competent Authority**

The distribution of Common Shares is being completed pursuant to exemptions from applicable securities laws.

8. **Information Document**

No prospectus or other information document is required under applicable law to be distributed to PLG's shareholders in connection with the merger or their acquisition of Common Shares under the merger. NBC will be making available to PLG shareholders copies of documents which comprise its permanent information record.

CERTIFICATE

National Bank of Canada is a reporting issuer in the Province of Quebec and has satisfied for three (3) years the disclosure requirements of Title 111 of the *Securities Act* (Quebec).

The float, being the total value of the outstanding common shares, held by persons who control less than 10% of the said shares, exceeds $75 million.

And 1 have signed in Montreal, Québec, on this 28th day of April 2002.

Linda Caty
Vice-president and Corporate Secretary
National Bank of Canada

03 ... 7:21

National Bank of Canada

12g3-2(b) Submission

Summary of the report on the number of securities issued in Québec dated February 22, 2002

In accordance with Section 1.14 of *The Securities Regulation* (Quebec), set forth below is the report of National Bank of Canada on the number and value of the securities issued in Québec under the exemption set forth in Section 52 of *The Securities Act* (Québec) during the fiscal year which ended on October 31, 2001.

TITLE	NUMBER:	VALUE:
➢ Dividend Reinvestment Plan	**[See attached document]**	**[See attached document]**
➢ Stock Option Plan: • Grant of options – December 2000 • Grant of options in the context of an exchange of other securities May 2001 • Options exercised (from November 1,, 2000 to October 31, 2001)	**[See attached document]**	**[See attached document]**

Sincerely,

[signature]

BANQUE NATIONALE DU CANADA

Le 22 février 2002

DÉPÔT SEDAR

COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC
Tour de la Bourse
800, Square Victoria
22ième étage
Montréal (Québec)
H4Z 1G3

À l'attention du service de l'information continue

OBJET : Rapport sur le nombre de titres placés au Québec

Madame, Monsieur,

Voici, confomément à l'article 114 du *Règlement sur les valeurs mobilières du Québec*, le rapport de la Banque Nationale du Canada sur le nombre et la valeur des titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la *Loi sur les valeurs mobilières du Québec* au cours de l'exercice financier ayant pris fin le 31 octobre 2001.

TITRE :	NOMBRE :	VALEUR :
➢ Régime de réinvestissement de dividende	128 032	3 482 425.54$
➢ Régime d'option d'achat d'actions :		
• Octroi d'options - décembre 2000	1 498 500	37 312 650$
• Octroi d'options dans le cadre d'un échange de DPVA mai 2001	1 730 725	43 614 270$
• Options exercées (du 1er nov, 2000 au 31 oct. 2001)	505 365	6 682 720$

Veuillez, madame, monsieur, agréer l'expression de nos sentiments les meilleurs.

(signé) Linda Caty
Vice-présidente et secrétaire corporatif

This pricing supplement together with the short form shelf prospectus dated July 31, 2000, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 3 dated January 30, 2001

(to the short form shelf prospectus dated July 31, 2000)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2010

SERIES:	Series 2001-01 Notes
PRINCIPAL AMOUNT:	US$1,626,750 (15,000 Notes) CUSIP No.: 633067 75 6
ISSUE PRICE:	US$109.53 to US$111.70 per Note
ISSUE AND DELIVERY DATE:	February 2, 2001
NET PROCEEDS TO BANK:	US$1,626,750 (if all the Notes are sold and excluding expenses of issue)
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	177,900 (excluding those described in this Pricing Supplement)
FINAL MATURITY DATE:	March 31, 2010
AGENTS' COMPENSATION:	US$1.08 per Note (for a total compensation of US$16,200 if all the Notes are sold)

National Bank Financial Inc., one of the Agents, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related and connected issuer of National Bank Financial Inc. National Bank Financial Inc. will not receive any benefit in connection with this offering other than a portion of the Agents' fee.

BLC Securities Inc. is an independent agent and is not related or connected to the Bank or to National Bank Financial Inc. and has acted as Agent in connection with this offering of Notes and, in that capacity, has participated with the other Agent in due diligence meetings relating to the Prospectus with the Bank and its representatives, have reviewed the Prospectus and has had an opportunity to propose such changes to the Prospectus as it has considered appropriate and has participated, together with the other Agent, in establishing the terms of the Notes.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the Commission des valeurs mobilières du Québec which need to be incorporated by reference and form an integral part of the Prospectus except for the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2000 together with the Auditors' Report thereon, which include comparative Audited Consolidated Financial Statements of the Bank for the year ended October 31, 1999, the Management Proxy Circular dated January 18, 2001 in connection with the Bank's annual meeting of shareholders to be held on March 17, 2001 except for the "Report of the Human Resources Committee on the Compensation of Officers of the Bank" and the "Performance Graph for Common Shares of the Bank", and the Material Change Report of the Bank dated December 22, 2000 relating to the Shareholder Rights Plan.

National Bank of Canada

12g3-2(b) Submission

English summary of the report on securities issued in Québec dated June 13, 2001

We have set forth below the information relating to the issuance of common shares to shareholders residing in Quebec:

a) Allotment of the common shares issued pursuant to the dividend reinvestment and share purchase plan of National Bank of Canada, from November 1, 1999 to October 31, 2000:

i) to residents of Québec: **[See attached document]**

b) Allotment of the common shares issued pursuant to the stock option plan of National Bank of Canada from November 1, 1999 to October 31, 2000:

Number of shares issued to key employees of National Bank of Canada residing in Québec following the exercise of options: **[See attached document]**

c) **"During the fiscal year ended October 31, 2000, no stock option of National Bank of Canada were granted."**

Sincerely,

[signature]

No English

Le 13 juin 2001

AMENDÉ

Commission des Valeurs Mobilières du Québec
Chef de service de l'information continue
Tour de la Bourse, C.P. 246
Montréal (Québec) H4B 1G3

Objet : Banque Nationale du Canada
Rapports sur les titres placés au Québec

Madame, Monsieur,

Suite au dépôt du rapport annuel de la Banque Nationale du Canada, vous trouverez ci-jointes les informations concernant les émissions d'actions ordinaires aux actionnaires, résidant au Québec :

a) Répartition des actions ordinaires émises en vertu du régime de réinvestissement de dividendes et d'achat d'actions de la Banque Nationale du Canada, du 1er novembre 1999 au 31 octobre 2000 :

   i) Aux résidents du Québec : 185 505 actions ordinaires
   valeur de 3 591 877,58 $

b) Répartition des actions ordinaires émises en vertu du régime d'options d'achat d'actions de la Banque Nationale du Canada du 1er novembre 1999 au 31 octobre 2000 :

   Nombre d'actions émises aux employés clés de la Banque Nationale du Canada, résidant aux Québec, suite à la levée d'options : 261 085 actions ordinaires
   valeur de 5 112 211,00 $

c) **« Au cours de l'exercice financier s'étant terminé le 31 octobre 2000, aucune options d'achat d'actions de la Banque Nationale du Canada n'a été octroyée »**

Veuillez agréer, Madame, Monsieur, l'expression de nos salutations distinguées.

GESTION DE L'ACTIONNARIAT

Julien Lavallière
Directeur de comptes
☎ (514) 871-7408
📠 (514) 871-7434

JL/rl

03 ... 7:21

National Bank of Canada

12g3-2(b) Submission

English summary of the report on securities issued in Québec dated May 31, 2001

We have set forth below the information relating to the issuance of common shares to shareholders residing in Quebec:

a) Allotment of the common shares issued pursuant to the dividend reinvestment and share purchase plan of National Bank of Canada, from November 1, 1999 to October 31, 2000:

i) to residents of Québec: **[See attached document]**

b) Allotment of the common shares issued pursuant to the stock option plan of National Bank of Canada from November 1, 1999 to October 31, 2000:

Number of shares issued to key employees of National Bank of Canada residing in Québec, following the exercise of options: **[See attached document]**

Sincerely,

[signature]

Le 31 mai 2001

Commission des Valeurs Mobilières du Québec
Chef de service de l'information continue
Tour de la Bourse, C.P. 246
Montréal (Québec)
H4B 1G3

Objet : Banque Nationale du Canada
Rapports sur les titres placés au Québec

Madame, Monsieur,

Suite au dépôt du rapport annuel de la Banque Nationale du Canada, vous trouverez ci-jointes les informations concernant les émissions d'actions ordinaires aux actionnaires, résidant au Québec :

a) Répartition des actions ordinaires émises en vertu du régime de réinvestissement de dividendes et d'achat d'actions de la Banque Nationale du Canada, du 1er novembre 1999 au 31 octobre 2000 :

i) Aux résidents du Québec :	185 505 actions ordinaires valeur de 3 591 877,58 $

b) Répartition des actions ordinaires émises en vertu du régime d'options d'achat d'actions de la Banque Nationale du Canada du 1er novembre 1999 au 31 octobre 2000 :

Nombre d'actions émises aux employés clés de la Banque Nationale du Canada, résidant aux Québec, suite àla levée d'options :	261 085 actions ordinaires valeur de 5 112 211,00 $

Veuillez agréer, Madame, Monsieur, l'expression de nos salutations distinguées.

GESTION DE L'ACTIONNARIAT

Julien Lavallière
Directeur de comptes
☎ (514) 871-7408
📠 (514) 871-7434

JL/rl